Form 10-K405, Exhibit 13
period 2000-12-31
FIRST MUTUAL BANCSHARES INC
filed 2001-03-23
CIK 1098337

EXHIBIT 13
                                                                      ----------



                                     FIRST

                                     MUTUAL

                                   BANCSHARES

                                  Incorporated

                                      2000

                                  Annual Report

                         [INSIDE FRONT COVER IS BLANK]

CORPORATE PROFILE

    First Mutual Bancshares, Inc. (the "Company") is based on the Eastside, the area immediately east of Seattle and Lake Washington that includes parts of King and Snohomish counties. It is the holding company for First Mutual Bank, its sole subsidiary. First Mutual Bank's primary lending market serves citizens of the Eastside and the I-5 corridor, which stretches from Bellingham, Washington, on the north to Tacoma, Washington, on the south. The ten branches of this state-chartered, FDIC-insured bank are located in Bellevue (three), Ballard, Bellingham, Kirkland, Redmond, Issaquah, Monroe and West Seattle. In addition, a commercial real estate loan production office is located in Tacoma, Washington.

    Operating income is derived primarily from real estate lending activities. First Mutual Bank also makes consumer and small business loans and sells a range of depository and other financial services.

    First Mutual Bank converted to an FDIC-insured mutual savings bank in 1968. It originally was chartered as a savings and loan association when it opened in 1953. In December 1985, the Bank converted to a stock FDIC savings bank and completed its initial public offering of common stock. The holding company, First Mutual Bancshares, Inc., was formed in October 1999.

    In 2000, the Company's net income increased 10.0 percent to $6.6 million, or $1.39 diluted earnings per share, up from $6.0 million, or $1.26 diluted earnings per share, in 1999. Net interest income for 2000 was $20.5 million, while deposits totaled $457.5 million, and total assets were $643.2 million at year-end 2000.

    The Company's common stock trades on The Nasdaq Stock Market under the symbol FMSB.

FINANCIAL HIGHLIGHTS

                                   2000                 1999                1998               1997
-------------------------------------------------------------------------------------------------------
Total assets                   $643,231,466         $581,116,306        $489,230,139       $445,762,440
Net income                     $  6,599,000         $  6,000,348        $  5,207,696       $  4,518,680
Net interest income*           $ 19,979,742         $ 18,220,126        $ 16,646,746       $ 14,830,372
Diluted earnings per share**   $       1.39         $       1.26        $       1.09       $       0.97
Book value per share**         $       9.83         $       8.42        $       7.42       $       6.75
Return on average assets               1.08%               1.12%                1.11%              1.05%
Return on average equity              15.48%              16.22%               15.95%             15.57%
Shares outstanding**              4,671,286           4,672,636            4,672,003          4,537,750

 * After provision for loan losses.

** Adjusted for a 10% stock dividend paid July 2, 1997, a three-for-two stock split paid November 5,
   1997, and a 10% stock dividend paid May 5, 1999.

                                     |page 1

LETTER TO SHAREHOLDERS

DEAR FELLOW SHAREHOLDER:

    First Mutual Bancshares, Inc., including its sole subsidiary, First Mutual Bank, demonstrated strong results in 2000, achieving solid growth in earnings and assets. The Bank finished the year with its 33rd consecutive quarter of record year-over-year earnings gains. Net income for 2000 increased 10.0% to $6.6 million, and diluted earnings per share rose 10.3% to $1.39, compared to $1.26 for 1999. Book value per share increased to $9.83 at year-end 2000, up from $8.42 at the end of 1999.

    First Mutual also continued to grow in size, reaching $643.2 million in assets at the end of 2000, compared with $581.1 million at the end of 1999. Credit quality remained strong, with non-performing assets of only $2.5 million at year-end 2000, or .38% of total assets.

    We're particularly proud of these results as they were achieved in spite of a difficult interest rate environment. During the period from June 1999 to May 2000, the Federal Reserve's Federal Open Market Committee (FOMC) raised interest rates six times. The federal funds rate was increased from 4.75% to 6.50% during that time frame. This rapid and significant increase in rates squeezed lenders' interest margins. Since December 31, 1999, First Mutual's net interest margin has dropped from 3.66% to 3.46%. As a result, First Mutual's return on equity declined slightly to 15.5% in 2000, down from 16.2% for 1999. Generally speaking, the impact of increased rates affected all lending institutions during 2000.

    In early January 2001, recognizing that the U.S. economy was rapidly slowing, the FOMC dropped the benchmark federal funds rate by an aggressive one-half percent. It also acknowledged that risks in the economy are weighted toward economic weakness. This suggests the possibility of further rate cuts.

FIRST MUTUAL'S EXPANSION CONTINUES

    During 2000, First Mutual opened its tenth full-service branch. Our newest location is in Kirkland, Washington, a dynamic community adjacent to Bellevue. We have been well received in this community, and the new branch has exceeded initial goals. Since we have found that branches in close proximity generate business for each other, we are pleased to have acquired a branch facility in Juanita, which is a growing community next to Kirkland on the north. Two other locations in our Eastside market area are under negotiation.

    We will continue to seek out opportunities to build First Mutual's branch franchise and expand our customer base. The primary focus will be on locations that support our existing branch network in the areas east of Seattle,

                                    |page 2
providing us with opportunities to strengthen our services to current customers. Historically suburban, this area is becoming quite urban and offers a high net worth, high income banking clientele.

    In addition to our growing physical presence, we have substantially augmented First Mutual's online presence throughout the year. As you may recall, we launched online banking in 1999. This year we added online bill paying, and have been gratified by the response to this product.

    First Mutual also now offers the convenience of online consumer loan applications and online deposit account applications. In addition, deposit rates and information about other products and services are available online. We believe consumers will become active users of online features, but that they will usually also want the convenience of a physical branch network.

PORTFOLIO DIVERSIFIES

    During 2000, we continued to place an emphasis on portfolio diversification by business line. One of the areas we have chosen to focus on is consumer lending. We lend directly to our customer base and prospective customers in our Central Puget Sound market area. Our primary product has been the home equity loan, which ties well with our existing residential loan delivery system, both wholesale and retail. The home equity loan product is usually an attractive, tax-advantaged borrowing vehicle for most borrowers. We evaluate individual customer credit quality and the combined loan-to-value of our home equity loan and the borrower's existing first mortgage.

    The consumer loan segment that has grown most quickly for us, however, has been indirect lending, primarily through home improvement contractors. First Mutual finances a range of products, including roofs, windows, doors, siding, insulation, HVAC systems, etc. Loans to finance home energy-savings features are expected to grow over the near future as both consumers and utilities look for ways to cut energy consumption. Because of the track record First Mutual already has established for delivering timely, professional service in this lending arena, Fannie Mae has approved the Bank to launch its Energy Conservation Loan Program in the Pacific Northwest. We believe we will continue to grow this consumer loan segment, both in size and geographically. We have existing relationships with quality home improvement contractors in Washington and Oregon and are now expanding the business into Northern California.

    In addition, we have placed considerable emphasis on custom residential construction lending over the past

                                    |page 3
several years. We have consciously de-emphasized the single-family home loan as a portfolio product, as it has become a commodity product with returns we generally find unacceptable. At year-end 2000, single-family loans were less than 15% of our portfolio. Custom construction lending, however, has remained somewhat of a niche product and the yields, when measured against the risk-based capital required, are attractive. We source these loans through our wholesale- and retail-origination networks and lend in Washington, Oregon, and parts of Idaho.

ECONOMIC OUTLOOK

    As mentioned earlier, the rise in interest rates has had an impact on First Mutual's net interest margin and its income. The Federal Reserve has begun to ease rates. We would not necessarily predict that lenders' margins would improve as a result of the initial Federal Reserve rate cuts. Nevertheless, we remain hopeful that any cuts in rates that might occur would help maintain the unparalleled economic growth we have enjoyed in the U.S. in the past decade.

    Looking closer to home, we see slower growth in the Pacific Northwest. However, we believe aerospace employment declines in the region have bottomed out, and rising orders may stimulate some new hiring by the end of 2001. While the nova that was dot com has flamed, and now dimmed, there is still a substantial technology base in our market area that consistently has made money producing real products. That employment base is expected to remain constant, although some of the associated wealth effect may be somewhat muted as technology stocks have generally weakened lately. Overall, we remain cautiously optimistic for our local economy.

    Despite some economic challenges in 2000, First Mutual was able to create new business opportunities and continue to grow. This is due to the solid banking practices and commitment to service, which our team of professionals bring to work each day, and to the vision of our Board, which continues to position First Mutual as a valuable community bank. Additional information, including copies of press releases, may be found at our Web site: www.firstmutual.com.



    /s/ Kemper Freeman, Jr.                     /s/ John R. Valaas
    -------------------------                   -------------------------
    F. Kemper Freeman, Jr.                      John R. Valaas
    Chairman of the Board                       President/CEO

    January 22, 2001

                                    |page 4

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

    The information contained in this section should be read in conjunction with the Consolidated Financial Statements and accompanying Notes to the Consolidated Financial Statements.

FORMATION OF THE FINANCIAL HOLDING COMPANY

    First Mutual Bancshares, Inc. (the "Company"), a Washington corporation, is a holding company owning all of the equity of its wholly-owned subsidiary, First Mutual Bank (formerly First Mutual Savings Bank). On June 11, 2000, First Mutual Bancshares, Inc.'s election to become a financial holding company was approved by the Federal Reserve Bank of San Francisco. First Mutual Bancshares is also referred to as the "Bank" in this report.

FINANCIAL HIGHLIGHTS

    First Mutual Bancshare's performance in 2000 reflects another year of record earnings, continued asset growth, and solid credit quality.

    Net income was up 10.0%, totaling $6,599,000, or $1.39 per diluted share, which compares to $6,000,000, $1.26 per diluted share, in 1999, and $5,208,000, $1.09 per diluted share, in 1998. Net income in 2000 was influenced by a favorable increase in net interest income, which was partially offset by a decline in other operating income. Net interest income before provision for loan loss in 2000 improved to $20.5 million from $19.0 million in 1999, an increase of 7.9%, compared to an increase of $1.6 million, or 9.2%, from 1998 to 1999. Net interest income in 1998 totaled $17.4 million. Other operating income fell 29.1% from $2,949,000 in 1999 to $2,090,000 in 2000. In the prior year, other operating income experienced a gain, jumping 89.3% in 1998.

    Contributing to record earnings for 2000 was the growth in total assets, which increased $62.1 million, or 10.7%. By comparison, the increase in assets in 1999 was $92 million, or 18.8%. Those figures compare to the national average for asset growth for FDIC-insured savings institutions of 5.6% for 1999 and an increase of 5.4% for the 12 months ending September 2000. The growth in total assets occurred in both the securities held-for-sale and the loan totals. Securities held-for-sale increased 122.4%, from $17,375,000 in 1999 to $38,648,000 in 2000. That rise in security balances was largely due to the transfer of $22.6 million in assets from the loan portfolio to the investment portfolio. Portfolio loans (loans receivable) in 2000 increased as well to $480,505,000, a growth of 4.9% from 1999's balance of $457,981,000. The comparative increase the prior year was 25.4%, or $92.9 million. In addition to the rise in portfolio loans was an increase in loans held-

                                    |page 5

RATE VOLUME ANALYSIS
(Dollars in thousands)                                   2000 vs.1999                              1999 vs.1998
                                                 Increase (decrease)due to                 Increase (decrease)due to
                                                                         Total                                     Total
                                             Volume         Rate         Change        Volume         Rate         Change
--------------------------------------------------------------------------------------------------------------------------
INTEREST INCOME
  Investments:
    Available-for-sale securities            $   594       $    56       $   650       $   806       $    47       $   853
    Held-to-maturity securities                  132            (4)          128         2,362        (1,076)        1,286
    Other equity investments                     211           (79)          132            21           (19)            2
                                             -------       -------       -------       -------       -------       -------
      Total investments                          937           (27)          910         3,189        (1,048)        2,141
  Loans:
    Residential                                   65           210           275        (1,975)          (78)       (2,053)
    Residential construction                     479           227           706           200          (207)           (7)
    Multifamily                                2,201           776         2,977         1,805          (659)        1,146
    Multifamily construction                     442           355           797           307          (119)          188
    Commercial real estate and business        1,557           692         2,249         1,985          (722)        1,263
    Commercial real estate construction          257          (119)          138            91           (44)           47
    Consumer and other                           863           196         1,059           372             6           378
                                             -------       -------       -------       -------       -------       -------
      Total loans                              5,864         2,337         8,201         2,785        (1,823)          962
                                             -------       -------       -------       -------       -------       -------
        Total interest income                  6,801         2,310         9,111         5,974        (2,871)        3,103
INTEREST EXPENSE
  Deposits:
    Money market deposit and checking           (249)           38          (211)          586           (57)          529
    Regular savings                              (51)          (64)         (115)          (53)          (37)          (90)
    Time deposits                              2,291         2,421         4,712          (639)       (1,078)       (1,717)
                                             -------       -------       -------       -------       -------       -------
      Total deposits                           1,991         2,395         4,386          (106)       (1,172)       (1,278)
  FHLB advances and other                      1,911         1,329         3,240         3,150          (397)        2,753
                                             -------       -------       -------       -------       -------       -------
        Total interest expense                 3,902         3,724         7,626         3,044        (1,569)        1,475
                                             -------       -------       -------       -------       -------       -------
        Net interest income                  $ 2,899       $(1,414)      $ 1,485       $ 2,930       $(1,302)      $ 1,628
                                             =======       =======       =======       =======       =======       =======

for-sale, which are loans pending delivery into the mortgage-backed secondary market. Also increasing over 1999 levels, loans held-for-sale rose 482.1%, from $2,710,000 in 1999 to $15,774,000 in 2000. In contrast to 2000, loans held-for-sale in 1999 declined dramatically from $27,371,000 in 1998 to $2,710,000 in 1999. The Bank's non-performing assets continued to remain at relatively low levels. Non-performing assets increased to $2,464,000 from $352,000 in 1999. As a percent of assets, non-performing assets totaled .38% in 2000 versus .06% the previous year.

RESULTS OF OPERATIONS

Net Interest Income

    Net interest income, which increased 7.9% from the prio year, is influenced by changes in the volume and mix of earning assets and funding sources and the market rate of interest.

    Earning assets rose $55 million, or 9.6%, in 2000, following increases of 19.6% and 10.1% in 1999 and 1998, respectively. In the last three years, net interest income has risen because of the growth in earning assets, only to be partially offset by unfavorable changes

                                    |page 6

RATE VOLUME ANALYSIS(continued)
(Dollars in thousands)                                   1998 vs.1997
                                                 Increase (decrease)due to
                                                                         Total
                                             Volume         Rate         Change
--------------------------------------------------------------------------------
INTEREST INCOME
  Investments:
    Available-for-sale securities               $315          $(92)         $223
    Held-to-maturity securities                 (324)          (14)         (338)
    Other equity investments                    (383)            -          (383)
                                             -------       -------       -------
      Total investments                         (392)         (106)         (498)
  Loans:
    Residential                                 (523)         (376)         (899)
    Residential construction                     761           (82)          679
    Multifamily                                1,942          (348)        1,594
    Multifamily construction                    (115)           22           (93)
    Commercial real estate and business        1,398          (264)        1,134
    Commercial real estate construction          353           (30)          323
    Consumer and other                           526            53           579
                                             -------       -------       -------
      Total loans                              4,342        (1,025)        3,317
                                             -------       -------       -------
        Total interest income                  3,950        (1,131)        2,819
INTEREST EXPENSE
  Deposits:
    Money market deposit and checking            573            43           616
    Regular savings                              (97)          (25)         (122)
    Time deposits                              1,670           (63)        1,607
                                             -------       -------       -------
      Total deposits                           2,146           (45)        2,101
  FHLB advances and other                       (834)          (38)         (872)
                                             -------       -------       -------
        Total interest expense                 1,312           (83)        1,229
                                             -------       -------       -------
        Net interest income                   $2,638       $(1,048)       $1,590
                                             =======       =======       =======

in interest rates. In year 2000, the contribution to net interest income from the increase in earning assets was $2,901,000. Offsetting that contribution was a decrease of $1,414,000 from the adverse change in rates. In 1999 and 1998, the growth in assets increased net interest income by $2,930,000 and $2,638,000, respectively. Like year 2000, the change in interest rates unfavorably impacted 1999 by $1,302,000, and 1998 by $1,048,000.

    The net interest margin declined in 2000 to 3.46% from 3.66% the previous year, and 3.85% in 1998. The drop in the net interest margin in 2000 is attributable to a greater increase in the interest expense ratio than the corresponding figure for the interest income ratio. The interest income ratio (interest income/average-earning assets) rose from 8.13% in 1999 to 8.62% in 2000, an increase of .49%. During the same period, the interest expense ratio (interest expense/average deposits and borrowings) increased .71%. One of the factors that contributed to the decrease in the net interest margin was the Bank's 17.3% growth in investment securities. The yield from the investment securities portfolio is significantly less than that received from the loan portfolio, i.e., investment securities at year-end 2000 had an average return of 6.32% as compared to 9.17% for the loan portfolio.

    Also contributing to the decline in the net interest margin in 2000 was the rise in short-term interest rates during the first five months of the year. The one-year Treasury rate, for example, increased from 6.11% on December 31, 1999, to a high of 6.72% at May 31, 2000, and then dropped to 5.47% at year-end 2000. Because the Bank was negatively gapped (which is more liabilities repricing within a one-year period than assets) in the first half of the year, the rise in short-term interest rates worked to the Bank's disadvantage. The Bank's negative gap position at year-end 1999 was 15.3% (for further discussion see Asset and Liability Management on page 17). By March 31, 2000, that gap had widened further to a negative 23.5%, and then to a negative

             [LINE CHART SHOWING NET INCOME / DOLLARS IN THOUSANDS]

                              98              $5,208
                              99              $6,000
                              00              $6,599

                                    |page 7

11.6% at June 30, 2000. At the end of the third quarter, the gap position turned positive at 2.7%, and ended the year at a modest negative 3.7%.

    In 1998, the net interest margin increased to 3.85% from 3.78% the previous year. The net interest margin rose that year even though the Bank was negatively gapped at .8% and the impact from the change in interest rates was adverse. The cause of that anomaly was a change in the mix between the loan and securities portfolios. The securities portfolio's average quarterly balance declined 2.4%, while the same measure for loans rose 12.5% and created a condition in which the net interest margin increased on a year-to-year comparison while the overall effect from interest rates was negative.

    The outlook for 2001 is not necessarily optimistic even though short-term interest rates have declined sharply from the levels experienced in year 2000. Most of the Bank's loans are indexed to the one-year Treasury Constant Maturity
(TCM) index, which in turn is tied to the one-year Treasury bill. Deposits, on the other hand, are dependent on the rates paid by competing financial institutions in the Puget Sound area. In periods of sharp drops in the short-term Treasury securities, the yield on loans can fall quickly as they are indexed to those securities, while the corresponding expense of deposits does not decrease as rapidly because of a reluctance of financial institutions to cut the rates paid on deposits. Because of this disparity of loan yields being determined by a national index, and deposit rates influenced by local conditions, it is possible that the Bank's net interest margin could further decline in the forthcoming year.

Other Operating Income

    Other operating income fell in 2000 to $2,090,000 from $2,948,000 the previous year. The comparable figure for 1998 was $3,230,000. The disappointment in 2000 was primarily due to a decline in mortgage banking activities and the resulting decrease in gain on sales of loans.

    Gain on Sales of Loans. The net gain on sales of loans fell 62.2% to $549,000 in 2000, compared to $1,452,000 in 1999, and $1,753,000 in 1998. Gain on sales of loans is composed of three elements: sale of servicing rights, capitalization of mortgage servicing rights, and secondary market fees.

    The net gain on sale of servicing rights amounted to $801,000 in 2000, down $729,000, or 47.6%, from $1,530,000 the previous year. Sales for 1998 amounted

             [LINE CHART SHOWING LOAN PRODUCTION / DOLLARS IN MILLIONS]

                              98              $380
                              99              $310
                              00              $211

                                    |page 8
to $1,982,000. The downward trend in gain on sale of servicing rights is two-fold: gain on servicing rights is highly correlated with loan sale activity which in turn is dependent upon loan originations; and secondly, the decision by the Bank to eliminate its residential servicing portfolio.

    Loan sales, with servicing rights retained, totaled $27 million in 2000 as compared to $87 million in 1999 and $145 million in 1998. Loans originated for mortgage-banking activities experienced the same trend, with $56 million closed in year 2000, $85 million in 1999, and $217 million in 1998.

    In the fall of 1997, the Bank evaluated the loan servicing market and initiated a series of sales that eventually led to the liquidation of the residential servicing portfolio. The first bulk sale occurred in the first quarter of 1998 and totaled $93 million. The second and final sales occurred in the fourth quarter of 2000 and first quarter of 2001. The bulk sale in 2000 amounted to $51 million and the sale in the first quarter of 2001 was for $78 million. The net gain before tax for those three sales was $849,000, $589,000, and $810,000 for Q1 1998, Q4 2000, and Q1 2001, respectively. The decision to sell the servicing portfolio was prompted by a concern that future loan prepayments would diminish the servicing portfolio and that it was prudent to sell the portfolio as market conditions permitted. It is the Bank's intent to continue to sell residential servicing rights on a monthly basis as they are originated.

    Also contributing to the gain on sales of loans was the origination of mortgage servicing rights (MSRs). Pursuant to Statement of Financial Accounting Standards (SFAS) No. 125, Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities, the Bank is required to capitalize internally generated servicing rights. The amount of MSRs capitalized and recognized in income totaled $272,000 for 2000, which compares to $273,000 for 1999, and $197,000 for 1998. Two factors affected the MSRs gain: a decline in loan sales and a change in estimates by which MSRs are valued. As was noted earlier, loan sales with servicing rights retained has fallen from $145 million in 1998 to $27 million in 2000. That decline was generally offset by the estimated market valuation change in 1999, and the more significant evaluation in year 2000. Periodically, the Bank evaluates the estimates used in calculating the value of the MSRs. Key considerations include the fair market value, when known, and cash flow projections. Based on the evaluation conducted at the end of 1999, the value of MSRs was increased significantly in 2000 as compared to the valuations used in 1999. As a result, this change in valuation estimate significantly contributed to the increase in gain recog-

                                    |page 9
nized in relation to the capitalization of the MSRs, even though much lower loan sale volume was experienced in the second half of 1999 and on into year 2000.

    The third and final piece of the gain on loan sales figureis related to secondary market fees. Secondary market fees are the cash gains or losses from the sale of loans into the secondary market. Cash losses in 2000 amounted to $525,000 on total loan sales of $43 million, an increase of 50% over losses of $351,000 on total loan sales of $110 million in 1999. The comparable loss and loan sales figures for 1998 were $426,000 and $198 million, respectively. Secondary market fees generally follow the pattern set by the loan sales; as loan sales increase, secondary market losses increase and vice versa. This was true for 1998 and 1999; as loan sales decreased, secondary market losses decreased. In year 2000, this was not the case. Loan sales decreased to their lowest level in the past three years to $43 million yet secondary market losses rose to their highest level to $525,000 during that time frame. The reason for this anomaly is partly due to the type of loans that were in the loans held-for-sale inventory (pipeline). In the past, the majority of the loans in the pipeline have been single-family mortgages, which tend to close within a thirty- to sixty-day window. In 2000, the Bank nearly doubled its custom construction originations. Due to the nature of these loans, they tend to stay in the pipeline for six to twelve months. The forward commitments that hedge these loans have a term of thirty to ninety days, and thus must be settled (paired-off) with the mortgage secondary market broker every one to three months. Since interest rates were principally on the decline during the year, losses were recorded on the pair-offs during the construction phase of these homes. As these construction projects come to an end, and the homes are completed, these mortgages should be sold at a gain in 2001 assuming rates remain flat or continue to decline.

    Pair-off losses have increased considerably over the previous year. Pair-off losses in 2000 totaled $396,000 compared to a $178,000 gain in 1999 and a $234,000 loss in 1998. When the Bank has a forward commitment to the secondary market to deliver loans, and is unable to satisfy that commitment because of loan origination activity or construction periods that extend beyond the normal residential mortgage origination of thirty to sixty days, the position is closed (paired-off) with either a gain or loss to the Bank. Pair-off fees are a routine secondary market activity; however, whether the pair-off results in a gain or loss is largely dependent on

     [LINE CHART SHOWING NON-PERFORMING ASSETS / PERCENTAGE OF TOTAL ASSETS]

                              98              .07%
                              99              .06%
                              00              .38%

                                    |page 10
the movement of mortgage rates. When rates decline, losses occur in pair-offs, and vice versa in a rising interest rate environment.

    SERVICING FEES, NET OF AMORTIZATION. In 2000, net service fee income received from the mortgage servicing portfolio totaled $552,000 as compared to $469,000 in 1999, an increase of 18%. The comparable figure for 1998 was $474,000. During the first quarter of 2000, a $120,000 positive adjustment was made to the mortgage servicing rights asset to reflect its current value. Absent that adjustment, the fee income from the servicing portfolio would have been $432,000, down 8% from 1999 levels. The MSRs asset is reviewed quarterly to determine the value that should be reflected on the balance sheet. Estimates as to future cash flows heavily influence the valuation.

    Absent the $120,000 adjustment, service fees continue to decline from year to year. Service fees principally consist of the fees the Bank collects for servicing loans for others. The sale of servicing rights over the past few years has eroded the balance of that portfolio. The last two bulk sales of servicing took place in December 2000 and January of 2001 and have virtually eliminated the residential mortgage-servicing portfolio. The loans serviced for others portfolio balance has decreased over a three-year period from a high of $268 million in 1998 down to $194 million in 1999 to $174 million at the end of 2000. By the end of the first quarter of 2001, the balance will have declined an additional $78 million. As a result, a dramatic decrease is expected to occur in servicing fee income in future periods.

    FEES ON DEPOSIT SERVICES AND OTHER INCOME. Deposit fee income has dropped 11.7% as compared to 1999 due mainly to a change in direction regarding non-insured Bank investment products. Fees derived from these non-insured products totaled $17,000 in 2000 as compared to $71,000 in 1999, a 76.1% decrease. Fee income for 1998 was $38,000. The Bank found that fee income derived from those investment product sales was not sufficient to justify the expense and effort related to that activity. Partially countering this decline was the increase in non-sufficient funds (NSF) fee income.

    NSF fee income from checking accounts continues to improve each year. NSF fee income for 2000 totaled $160,000, a 12.7% increase over 1999. The comparable figure for 1998 was $84,000. Over the past several years, the Bank has focused more attention on growing fee income from deposit accounts in general and checking accounts in particular. To further facilitate this upward trend in deposit fee income, the Bank will begin offering a free checking account beginning in the first quarter of 2001. The emphasis on fee income

                                    |page 11
has been successful and the Bank anticipates continued growth in future years.

    Other income is composed of a variety of fee sources of which loan fees and limited partnership fee income constitute the most significant items. Loan fees (those that were not deferred) decreased from $385,000 in 1999 to $253,000 in 2000. There was a slight increase from 1998 to 1999 of $1,000. In 2000, with the decline in mortgage banking lending from $85 million in 1999 to $56 million this year, brokered loan revenues dropped $94,000, or 46.5%. The comparable amounts for 1998 were loan originations of $217 million and broker fees of $252,000. That loss of fee income was partially offset by loan fees from the early prepayment of loans.

    Another item that contributed to other income was the TransAlliance Limited Partnership dividends that totaled $112,000 in 2000 as compared to $17,000 in 1999, a 559% increase. The dividends paid in 1998 totaled $65,000. In January 2001, the Limited Partnership was terminated. The Bank has recorded a net gain of $422,000 in the first quarter of 2001, and anticipates another $30,000 to $40,000 in the second quarter.

OTHER OPERATING EXPENSES

    Salaries and Employee Benefits. Salaries and employee benefits decreased slightly compared to 1999. Employee costs in 2000 fell a modest $149,000, or 2.0%, and decreased 2.7%, or $199,000, in 1999 as compared to an increase exceeding 26% in the previous year. Salaries and employee benefits expense was affected by a change in the staff performance bonus, an increase in Employee Stock Ownership Plan (ESOP) expense, and a drop in the benefit of deferred loan origination expense related to salaries and benefits. Salaries and benefits costs were not materially affected by a decrease in staff. The full-time equivalent (FTE) count was 126 at December 31, 2000, down from 135 at December 31, 1999. The FTE staff in 1998 was 133.

    A staff performance bonus was not paid in year 2000. The staff bonus is paid based upon the after-tax results of the Bank. When predetermined goals are not met, as happened in year 2000, the performance bonus is eliminated for that year. In prior years, when the Bank's financial results were stronger, the staff performance bonus amounted to $651,000 in 1999 and $560,000 in 1998.

    The ESOP Plan expense, which is part of the employees' retirement package, jumped from $38,000 in 1999 to $179,000 this year. The expense for 1998 was $101,000. The expenses for 1999 were low as compared to 2000 and 1998 because of a stock dividend of 10% declared that year. Under the ESOP Plan, any shares attributable to a stock dividend, on unallocated shares, may be sold by the Bank and the proceeds used

                                    |page 12
to reduce the Plan's expenses. The sale of those shares, plus cash dividends on unallocated shares, was enough to recover $84,000 of ESOP costs. In both this year and 1998 there were no stock dividends.

    As of the first quarter of 2001, the ESOP Plan will have been fully allocated and no further costs are owed. There are no present plans to fund a new ESOP Plan at the levels experienced in prior years.

    Offsetting compensation costs is the deferral of loan origination expense. In accordance with the current accounting literature, standard loan origination costs are deferred and amortized over the life of the loan. The standard loan costs, which are determined for common loan types, are then deducted from operating expense, with the net figures reported in the financial statements. Total loan originations have ranged from $380 million in 1998, to $310 million in 1999, to $211 million this year. The accounting benefit (see Note 14 to the Financial Statements) has also varied, from $1,622,000 in 1998, to $1,495,000 in 1999, to $962,000 this year.

    OCCUPANCY EXPENSE. Occupancy expense of $1,812,000 in 2000 was up 22.4% from $1,480,000 the previous year. The comparative figure for 1998 was $1,379,000. The increases in all three years are principally due to opening new offices. In 2000, the Bank opened its tenth full service branch in Kirkland, Washington, and added additional leased space at the Bellevue Headquarters. In 1999, a loan production office in Salem, Oregon, was established, and the Bank incurred a full year of operating expense from the Bellingham Branch. In 1998, the Bellingham Branch was opened and the full effect of the Bellevue West Branch, opened the prior year, was experienced.

    OTHER EXPENSES. Other expenses fell 5.4% from $3,307,000 in 1999 to $3,127,000 in 2000. The increase from 1998 to 1999 was $199,000, or 6.4%. A number of items contributed to the change in other operating expenses, to include legal expenses, Federal Deposit Insurance Corporation (FDIC) insurance expense, and business and occupation (B&O) tax expense.

    The Bank's legal fees were down considerably, decreasing 39.9% in 2000 to $179,000 from $298,000 the previous year. Legal costs in 1999 had risen 101.4% from 1998's figure of $148,000. The increase in 1999 was due primarily to the formation of the Bank's holding company.

    Partially offsetting the decline in legal expense was the dramatic increase in FDIC insurance. FDIC insurance rose 83.0% from $47,000 in both 1998 and 1999 to $86,000 in 2000. The Bank's annualized insurance rate at January 2000 was
 .0212% of calculated deposits

                                    |page 13
versus .0120% the previous year. In contrast, the new rate for 2001 is .0196%. The increase in FDIC insurance costs in year 2000 is due to an assessment against all banks to fund the debt payments of the Finance Corporation (FICO). That debt was incurred in the 1980s by FICO to finance the thrift industry losses. The FDIC is a federal agency that insures deposits up to the prescribed, statutory limits of depository institutions.

    B&O tax decreased $84,000, or 28.3%, from $297,000 in 1999 to $213,000 in
2000. The expense for 1998 was $287,000. During 2000, the Bank recorded a $95,000 refund from the Washington State Department of Revenue.

RESERVE AND PROVISION FOR LOAN LOSSES

    The provision for loan losses reflects the amount deemed appropriate to produce an adequate reserve for estimated losses that exist based on the inherent risk characteristics of the Bank's loan portfolio. In determining the appropriate reserve balance, the Bank takes into consideration the profile of the loan portfolio, the local and national economic outlook, and the current and historical performance of the loan portfolio.

    The determination of the level of reserves, and thus any additinal provision, is arrived at through a process that begins with the Asset Management Department. That department analyzes the loan portfolio from a historical credit perspective and a composition and geographic concentration viewpoint. The Asset Management Department then prepares an economic analysis of the Puget Sound region to include employment forecasts, housing sales, vacancy rates, commercial real estate analysis, and comments on the area's major employers. That information is then reviewed by the Bank's Senior Loan Committee, which further evaluates national and international trends and establishes the appropriate level of reserves.

    A $530,000 provision for loan losses was charged to operations in 2000. The Bank's reserve balance was $6,729,000 at December 31, 2000. At year-end 1999, the reserve balance was $6,309,000, which in turn was an increase of $740,000 over 1998's balance of $5,569,000.

    A key factor in determining the appropriate level of loan loss reserves is the mix of the Bank's loan portfolio. Currently, 14.9% of the portfolio is residential loans, while the remaining 85.1% is composed of commercial, construction and consumer loans. The residential figure of 14.9% compares, per third-quarter 2000 FDIC Quarterly Banking Profile (latest available data), to 69.6% for FDIC-insured thrift institutions and 24.4% for FDIC-insured commercial banks. Management's view is that its loan portfolio is closely related to that of a commercial bank.

                                    |page 14

    The Bank's loan loss reserves to total loans ratio was 1.36% at December 31, 2000. The comparable ratios for FDIC-insured savings institutions and commercial banks, as of September 30, 2000, were .88% and 1.66%, respectively. Although the Bank's loan mix is similar to that of a commercial bank, and therefore arguably its ratio of loan loss reserves to total loans should correspond to the national average, management believes that the Bank's current ratio of non-performing loans to assets warrants favorable consideration. As of year-end 2000, the Bank's non-performing assets to total assets ratio was .38%. That number compares to the national ratios of .54% for savings institutions and .70% for commercial banks as of September 30, 2000.

    Although the Bank uses neither local nor national ratios to determine its appropriate provision or level of reserves, management believes its ratio of 1.36% reserves to total loans is reasonable in light of those national norms and the nature of the Bank's loan portfolio, and its favorable non-performing asset status.

REVIEW OF FINANCIAL CONDITION

INVESTMENT SECURITIES

    Investment securities increased from $105 million at year-end 1999 to $124 million as of December 31, 2000, a growth of 18.1% in year-end balances.

    The increase in securities is the result of converting $22.6 million of residential loans to securities in July, offset by the normal prepayment activity which occurs with mortgage-backed securities. The benefit of converting loans to securities is that the Bank is relieved of any future credit risk associated with those loans due to the Federal National Mortgage Association
(FNMA) guarantee, and it gains a capital advantage in the calculation of its risk-adjusted capital ratio. In the determination of the risk-adjusted ratio, securities are risk-weighted at 20%, while residential loans are risk-weighted at 50%. This transaction increased the Bank's total capital ratio by .16%. Those securities were classified as available-for-sale on the Bank's balance sheet.

LOANS

    The loan portfolio is segregated into two components: loans held-for-sale and loans receivable. Loans held-for-sale is tha portion of the loan portfolio which is pending sale and delivery into the secondary market. Loans receivable are loans held in the Bank's portfolio of which the largest component is commercial real estate.

    Loans held-for-sale totaled $16 million at December 31, 2000, an increase of $13 million from the previous year-end. At December 31, 1999, loans held-for-sale totaled $3 million. It is not unusual for the balance in loans held-for-sale to change significantly from year to year. The normal balance for loans held-for-sale

                                    |page 15
is in the range of $4 to $12 million, but will vary with construction lending and refinancing activity.

    Portfolio loans increased slightly, 5.0%, in 2000, from $458 million at December 31, 1999, to $481 million at year-end 2000. These numbers reflect the $22.6 million of residential loans that were securitized and transferred to the Bank's securities portfolio. Absent that transaction, the loan portfolio balance would have been $504 million as compared to 1999's balance of $458 million, or a 10.0% increase. Loans closed for the Bank's portfolio totaled $155 million in 2000, down 31.1% from $225 million in 1999. Loan prepayments, which were $124 million in 1999, declined this year to $100 million. Contributing to the slower than expected growth in the loan portfolio in 2000 was the "slope" of the interest rate yield curve. A "flattening" of the yield curve in 2000 made the Bank's adjustable-rate commercial loans less attractive as compared to fixed-rate commercial instruments. The future shape of the yield curve is difficult to predict, and consequently, so is the prospect of whether loans will continue to prepay.

DEPOSITS

    Deposits increased $57,318,000, or 14.3%, in 2000, which contrasts with a decline of 2.7% in 1999. The comparative ratio for FDIC-insured institutions was 4.7% in the first nine months of 2000. Management is delighted to see deposits increase substantially over 1999's regression. Actions taken in 1999 to address the deposit erosion problem, such as new branch leadership and incentive programs, have been helpful this year.

MARKET RISK SENSITIVE INSTRUMENTS

    Market risk is the risk of loss from adverse changes in market prices and rates. A significant market risk for the Bank arises from interest rate risk inherent in its lending, deposit, borrowing and mortgage banking activities. To that end, management actively monitors and manages its interest rate risk exposure.

    The Bank uses a number of measures to monitor and manage interest rate risk, including income simulation and interest "gap" analysis (further discussed under the subheading Asset and Liability Management on page 17). An income simulation model is primarily used to assess the impact on earnings changes that interest rates may produce. Key assumptions in the model include prepayment speeds on mortgage-related assets, cash flows and maturities of financial instruments held for purposes other than trading, changes in market conditions, loan volumes and pricing, deposit sensitivity,

               [LINE CHART SHOWING DEPOSITS / DOLLARS IN MILLIONS]

                              98              $411
                              99              $400
                              00              $457

                                    |page 16

--------------------------------------------------------------------------------------
                        2000 Percentage Change              1999 Percentage Change
Immediate Change    ------------------------------     -------------------------------
in Interest Rates   Net Interest     Net Portfolio     Net Interest      Net Portfolio
(in basis points)     Income           Value              Income             Value
--------------------------------------------------------------------------------------
     +400              (1)%            (28)%               (15)%             (49)%
     +300               0              (20)                (11)              (38)
     +200               1              (12)                 (8)              (26)
     +100               1               (5)                 (4)              (14)
     (100)             (3)               2                   1                 5
     (200)             (5)               1                   0                 8
     (300)            (10)              (4)                 (2)                6
     (400)            (14)              (7)                 (4)                2
--------------------------------------------------------------------------------------

customer preferences, and management's capital leverage plans. These assumptions are inherently uncertain; therefore, the model cannot precisely estimate net interest income or precisely predict the impact of higher or lower interest rates on net interest income. Actual results may significantly differ from simulated results due to timing, magnitude and frequency of interest rate changes, and changes in market conditions and management strategies, among other factors.

    Based on the results of simulations as of December 31, 2000, and December 31, 1999, the estimated impact of immediate changes in interest rates is as shown in the above table.

    The percentages shown represent changes over a 12-month period in the Bank's net interest income and net portfolio value under a stable interest rate environment compared to the various rate scenarios. Net portfolio value is defined as the net market value of the Bank's assets and liabilities, which has been estimated by calculating the present value of their cash flows. The cash flows have been adjusted to account for projected amortization, prepayments, core deposit decay rates, and other factors.

    Results of the simulated changes in net interest income and net portfolio value continued to fluctuate in year 2000. The Bank's sensitivity measurement both increased and decreased along the same curve as the one-year Treasury bill. The one-year Treasury bill rate increased from 6.11% in December 1999 to a high of 6.72% in May 2000. In the last half of 2000, the one-year rate began a steady decline to end the year at 5.47%.

    The Bank's primary objective in managing interest rate risk is to minimize the adverse impact of changes in interest rates on the Bank's net interest income and capital, while structuring the Bank's asset and liability components to obtain the maximum net interest margin. The Bank relies primarily on its asset and liability structure to control interest rate risk.

ASSET AND LIABILITY MANAGEMENT

    Asset and liability management is the responsibility of the Asset/Liability Committee, which acts within policy directives established by the Board of Directors. This Committee meets regularly to monitor the composition of the balance sheet, to assess projected earnings trends, and to formulate strategies consistent with the

                                    |page 17
objectives for liquidity, interest rate risk, and capital adequacy. The objective of asset/liability management is to maximize long-term shareholder returns by optimizing net interest income within the constraints of credit quality, interest rate risk policies, levels of capital leverage, and adequate liquidity.

    The Bank manages assets and liabilities by matching maturities and repricing in a systematic manner. In addition to simulation models, an interest "gap" analysis is issued to measure the effect interest rate changes have on net interest income. The gap is the difference between the amount of interest-earning assets maturing or repricing within a specific time period and the amount of interest-bearing liabilities maturing or repricing in that same time period. A gap is considered positive when the amount of interest-rate-sensitive assets exceed the amount of interest-rate-sensitive liabilities. A gap is considered negative in the reverse situation.

    The following table shows the Bank's one-year interest-rate-sensitive gap by contractual repricing or maturity at December 31:

                                   2000                1999
--------------------------------------------------------------------------------
One-year repricing assets      $423,955,876        $333,124,176
One-year repricing
  liabilities                   447,991,856         422,095,639
                               ------------        ------------
One-year gap                   $(24,035,980)       $(88,971,463)
                               ------------        ------------
Total assets                   $643,231,466        $581,116,306
                               ============        ============

Interest-rate-sensitive
  gap as a percent of assets           (3.7)%             (15.3)%

    It is generally assumed that during a period of rising interest rates, the net earnings of an institution with a negative gap may be adversely affected due to its interest-bearing liabilities repricing to a greater extent than its interest-earning assets. Conversely, during a period of falling interest rates, net earnings may increase. That assumption, however, is based on the premise that assets and liabilities within a one-year time frame will generally move in the same direction at approximately the same rate. A present concern of management is that the relationship between one-year assets and liabilities may not be as strongly correlated as originally assumed. The loans of the Bank with one-year repricing characteristics are indexed to the one-year Treasury Constant Maturity (TCM) index. That index is subject to the movement of the one-year Treasury bill. Time deposits, which constitute the bulk of the one-year repricing liabilities, are subject to the local financial institutions' market. Pricing for time deposits are dependent on customer preferences and the subjective pricing influence of local banks, credit unions, etc. Thus, while the Bank's loans are tied to the borrowing requirements of the U.S. government, deposits are subject to the conditions of the Puget Sound area.

                [LINE CHART SHOWING ASSETS / DOLLARS IN MILLIONS]

                              98              $489
                              99              $581
                              00              $643

                                    |page 18

    To further complicate this issue the U.S. Treasury Department has announced the discontinuance of the one-year Treasury bill. A new benchmark for the one-year TCM will need to be selected to replace the out-going Treasury security.

    The Bank's primary focus in managing its interest rate risk is through the marketing and funding of adjustable-rate loans. As of December 31, 2000, 88% of the Bank's loan portfolio had adjustable rates. The Bank also originates and sells long-term, fixed-rate mortgage loans, which have been written to specifications of the Federal Home Loan Mortgage Corporation and the Federal National Mortgage Association.

    Management reviews, on a monthly basis, interest rate trends. Where appropriate, hedging techniques are employed. These techniques may include financial futures, options on financial futures, and extended commitments on future lending activities and interest rate exchange agreements. During 2000, 1999, and 1998, the Bank did not enter into any off-balance-sheet derivative agreements, nor were any agreements held at December 31, 2000, 1999, and 1998.

ASSET QUALITY

    Non-performing assets totaled $2,464,000 at year-end 2000 as compared to $352,000 last year. Non-performing assets as a percent of total assets amounted to .38% at the end of 2000, up .32% from .06% at December 1999.

Non-performing Loans
--------------------------------------------------------------------------------
Three consumer loans                                   $    33,000
Residential loan, Western WA                               310,000
Two residential loans, Eastern WA                          248,000
Lot loans, Western OR                                      520,000
                                                       -----------
Subtotal                                               $ 1,111,000
                                                       -----------
Real Estate Held-for-Sale
--------------------------------------------------------------------------------
Residential construction loan

 Oregon coast                                          $   232,000
Residential construction loan
 Portland, OR                                              569,000
Four residential construction loans
 Western WA                                                552,000
                                                       -----------
Subtotal                                               $ 1,353,000
                                                       -----------
Total Non-performing Assets                            $ 2,464,000
                                                       ===========

    The residential loan in Western Washington for $310,000 is on a prepayment plan and has met the terms of that plan to date. The property is estimated to be worth $550,000, and the Bank does not anticipate a loss.

    The two loans in Eastern Washington, totaling $248,000, have been resolved. One of the loans has a balance of $113,000, and the property collateralizing the loan was sold for $117,000. The sale of that property is expected to close in March. The second loan was acquired at the trustee's sale by the second lien holder, and all of the Bank's costs were reimbursed.

    The lot loans in Western Oregon, for $520,000, are also on a workout plan. The lots have an estimated value of $700,000, and the Bank does not expect to incur a loss.

                                    |page 19

    The properties underlying the construction loans in Western Oregon have been sold. The Bank has a claim for $75,000 against a title company pending on those two properties. If the claim is settled in the Bank's favor, the loss on the Oregon coast property would amount to $7,000, and the write-off of the Portland property would total $16,000. The four construction loans in Western Washington for $552,000 have recently been completed and the properties are now available for sale. Each of those properties recently appraised for $175,000.

LIQUIDITY

    The Bank's primary sources of funds are: (1) deposits, (2) principal repayments of both loans and investment securities, (3) loan sales, and (4) borrowings from the Federal Home Loan Bank (FHLB) of Seattle. The principal use of funds is to invest in securities and loans. Security purchases amounted to $5 million in 2000, down 87.8% from $41 million in purchases in 1999, and $68 million in 1998. Loan originations, including loans held-for-sale, totaled $211 million, $310 million, and $380 million during 2000, 1999, and 1998, respectively. Principal repayments on portfolio loans totaled $100 million, $124 million, and $137 million, for the same periods. Funds obtained from loan sales amounted to $43 million in 2000, $110 million in 1999, and $198 million in 1998.

    The Bank's line of credit with the FHLB has been established at 40% of assets. Borrowings totaled $133 million, $134 million, and $32 million, at December 31, 2000, 1999, and 1998, respectively. These borrowings represented 20.7% of the year-end assets in 2000, 23.1% in 1999, and 6.5% in 1998.

    FHLB borrowings remained somewhat stable in 2000, dropping 2.4% in comparison to total assets. During the year, assets grew 10.7%. It is the Bank's intent to continue to principally fund asset growth with deposits.

CAPITAL

    The financial holding company (FHC) is registered with the Federal Reserve. Financial holding companies are subject to capital adequacy requirements of the Federal Reserve under the Bank Holding Company Act of 195, as amended by the Gramm-Leach-Bliley Act of 1999, and the regulations of the Federal Reserve. The Bank, as a state-chartered federally insured institution, is subject to the capital requirements established by the FDIC. The Federal Reserve requires the FHC to be well capitalized.

Capital Ratios
--------------------------------------------------------------------------------
                                            The                 Well-Capitalized
                                          Company     FMB            Minimum
--------------------------------------------------------------------------------
Total capital to risk-weighted
     assets                                11.5%      11.5%           10.00%
Tier 1 capital to risk-weighted
     assets                                10.2       10.3             6.00
Tier 1 leverage capital to
     average assets                         7.2        7.2             5.00

                                    |page 20

    At December 31, 2000, the FHC and its bank subsidiary exceeded all current regulatory capital requirements as presented in the table on page 20.

BUSINESS SEGMENTS

    The Bank has identified three distinct segments of business for the purposes of management reporting (see Note 21 to the Financial Statements). Segment results are determined based on the Bank's management accounting process, which assigns balance sheet and income statement items to each responsible business unit. This process is dynamic and somewhat subjective. Unlike financial accounting, there is no body of guidance for management accounting equivalent to generally accepted accounting principles.

    The management accounting process measures the performance of the business segments based on the management structure of the Bank and is not necessarily comparable with similar information for any other financial institution. Changes in management structure and/or the allocation process may result in changes in allocations, transfers and assignments.

CONSUMER BANKING

    This segment provides depositor banking services, and offers consumer loans on automobiles, boats, individual lines of credit, loans for home improvements, etc.

    Income before tax has fallen sharply for the last few years, from $1,566,000 in 1998, to $877,000 last year, to a loss of $134,000 in 2000. Operating expenses have risen at a faster pace than income before taxes.

    Operating expenses rose $618,000, or 11.%, from $5,448,000 in 1998, to $6,066,000 last year, and a further $258,000, or 4.3%, in 2000. Expenses for this segment have increased as a result of adding new offices and consumer lending departments. In the last three years, the Bank has opened two full-service branch offices, two Private Banking locations, and two consumer loan departments: Direct Consumer Loan Department and the Small Business Banking Department. The addition of these support departments now provides the branch offices with a full line of consumer lending products.

    The outlook for the consumer segment is not optimistic. For the next few years, to meet the funding requirements of its asset growth, the Bank will need to continue to open full-service offices. Each new office opened will burden this segment until such time as the total and mix of deposits for new branches reach the minimum desired objectives. This expansion will have an impact on expenses as branches are opened. The

           [LINE CHART SHOWING RETURN ON AVERAGE EQUITY / PERCENTAGES]

                              98              16.0%
                              99              16.2%
                              00              15.5%

                                    |page 21
operating costs of a new office can range from $25,000 to $30,000 a month. Income from branch operations often requires a number of years before it exceeds operating expenses. To offset this extra expense burden, management is hopeful that the consumer lending areas will materially increase their contribution over the next few years.

RESIDENTIAL LENDING

    Residential lending is a segment encompassing the mortgage banking operations, permanent single-family loans, and construction residential lending.

    Income before taxes dropped from $1,537,000 in 1999 to $518,000 in 2000. Income before taxes was $2,017,000 in 1998. The favorable results in 1998 were largely the effect from a rise in mortgage banking activity. Loan originations related to the mortgage banking operation reached $217 million in 1998, declining in 1999 to $85 million, and dropping $29 million to $56 million in 2000. Loan sales, which are highly correlated with loan originations, also fell in 2000 to $43 million from $110 million in 1999. The comparable figure for 1998 was $198 million.

    Although mortgage banking loan originations and sales declined in 2000 by 34.1% and 60.9%, respectively, operating costs decreased only $522,000, or 24.2%, from $2,157,000 in 1999 to $1,635,000 this year. The majority of the operating expenses are related to employee compensation and benefits. Operating expenses for this business segment were $2,101,000 in 1998.

COMMERCIAL LENDING

    Commercial lending activities include multifamily housing, commercial real estate properties, and business banking loans.

    Commercial lending is the most profitable segment, contributing 96.3% of the Bank's income before federal income taxes. Earnings before income taxes in 2000 were $10,054,000, an increase of $2,880,000, or 40.1%, from 1999. Pre-tax income for 1999 and 1998 was $7,174,000 and $6,025,000, respectively.

    The improvement in both years is principally the result of increased assets, which rose from $274 million in 1998, to $338 million in 1999, to $382 million this year.

    Particularly encouraging was the increase in business banking assets, which rose from $16 million in 1998, to $25 million in 1999, to over $37 million this year.

EXPANSION

    The Bank opened its Kirkland Branch in September of 2000. This is the Bank's tenth branch. A branch site has also been acquired in Juanita, just north of Kirkland, and a new site for the existing Ballard Branch was purchased, with construction expected to begin in 2001. In addition, negotiations are currently taking

                                    |page 22
place for two other de novo branch sites, both located on theeast side of Lake Washington, which is the Bank's primary focus for enlarging the branch franchise. The Bank also made the decision to close its Salem, Oregon, Loan Production Office in November 2000, and has restructured some of its residential lending operations to reflect diminished residential loan activity.

    The Bank continues to seek opportunities to expand its branch franchise in its primary market area east of Lake Washington, and north from Renton to the Bothell/Kenmore area. This particular market area has the highest household income and household net worth of any area in the state, including Seattle.

INFLATION AND CHANGING PRICES

    The Consolidated Financial Statements and related financial data presented herein have been prepared in accordance with generally accepted accounting principles, which require the measurement of financial position and operating results in terms of historical dollars, without considering the changes in relative purchasing power of money, over time, due to inflation. The primary impact of inflation on operations of the Company is reflected in increased operating costs. Unlike most industrial companies, virtually all the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates generally have a more significant impact on a financial institution's performance than do general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as do the prices of goods and services.

FORWARD-LOOKING STATEMENTS
--------------------------------------------------------------------------------
This Annual Report to Shareholders contains statements concerning future operations, trends, expectations, plans, capabilities, and prospects of First Mutual Bancshares, Inc. and First Mutual Bank (together, the "Company") that are forward-looking statements for purposes of the safe harbor provisions under the Private Securities Litigation Reform Act of 1995. Statements containing words such as "appear," "anticipate," "believe," "expect," "may," "projected," "should," or similar words may constitute forward-looking statements. Although the Company believes that the expectations expressed in these forward-looking statements are based on reasonable assumptions within the bounds of its knowledge of its business and operations, actual events, results, or developments may differ materially from those expressed or implied in forward-looking statements due to a number of risks and uncertainties. Factors which could affect actual results include economic conditions in the Company's market area and the nation as a whole, interest rate fluctuations, the impact of competitive products, services and pricing, the ability of the Company to control its costs and expenses, loan delinquency rates, and the legislative and regulatory changes affecting the banking industry. There are other risks and uncertainties which could affect the Company which are discussed from time to time in the filings made by the Company with the Securities and Exchange Commission. These risks and uncertainties should be considered in evaluating the forward-looking statements, and undue reliance should not be placed on such statements. The Company shall not be responsible to update any such forward-looking statements.
--------------------------------------------------------------------------------

                                    |page 23

SELECTED FINANCIAL DATA

                                                                           December 31,
                                    -----------------------------------------------------------------------------------------
                                         2000               1999               1998               1997              1996
-----------------------------------------------------------------------------------------------------------------------------
Total assets                        $ 643,231,466      $ 581,116,306      $ 489,230,139      $ 445,762,440      $ 416,832,072
Loans outstanding, net,
  including loans held-for-sale       489,550,647        454,381,131        386,905,629        360,330,609        332,446,147
Cash and investments                  130,688,734        109,296,117         87,633,724         71,404,226         73,471,099
Savings deposits                      360,562,002        300,333,966        312,331,832        296,296,151        267,117,248
Other deposits                         96,929,907         99,840,124         98,919,316         76,532,403         61,278,247
Advances                              133,284,725        134,486,925         31,765,000         34,230,000         54,180,000
Stockholders' equity                   45,917,271         39,336,659         34,661,953         30,651,828         27,396,063

                                                                           December 31,
                                    -----------------------------------------------------------------------------------------
                                         2000               1999               1998               1997              1996
-----------------------------------------------------------------------------------------------------------------------------
Interest income                     $  51,429,148      $  42,318,490      $  39,215,420      $  36,396,334      $  31,851,934
Interest expense                      (30,919,406)       (23,293,364)       (21,818,674)       (20,589,962)       (18,300,871)
Net interest income                    20,509,742         19,025,126         17,396,746         15,806,372         13,551,063
Other income                            2,090,097          2,948,180          3,229,622          1,706,006          1,641,541
Noninterest expense                   (12,091,776)       (12,087,151)       (11,987,138)        (9,689,756)        (7,532,531)
Provision for loan losses                (530,000)          (805,000)          (750,000)          (976,000)        (1,700,000)
Income before taxes                     9,978,063          9,081,155          7,889,230          6,846,622          5,960,073
Federal income tax                     (3,379,063)        (3,080,807)        (2,681,534)        (2,327,942)        (2,045,425)
Net income                              6,599,000          6,000,348          5,207,696          4,518,680          3,914,648
Return on average assets                   1.08 %             1.12 %             1.11 %             1.05 %             1.01 %
Return on average equity                  15.48 %            16.22 %            15.95 %            15.57 %            15.33 %


STOCK INFORMATION

The Company sold 966,000 shares of common stock in its initial public offering on December 23, 1985. As of December 31, 2000, there were 4,671,286 shares outstanding. The shares are held by approximately 1,200 shareholders of record and persons or entities who hold their stock in nominee or "street" name through various brokerage firms or other depositories.

First Mutual Bancshares, Inc.'s common stock trades on The Nasdaq Stock Market under the symbol FMSB. The following data are based on the reported sale prices on the Nasdaq National Market System for the quarters indicated, as reported by the National Association of Securities Dealers.

The Company paid a cash dividend of five cents (5(cent)) per share per quarter for years 1999 and 2000.

          QUARTER ENDING                                 HIGH*     LOW*
          ------------------------------------------------------------------
          March 31, 1999                               $ 12.73   $ 11.36
          June 30, 1999                                  13.06     11.25
          September 30, 1999                             13.00      9.00
          December 31, 1999                              12.88     10.00
          March 31, 2000                                  9.69      9.69
          June 30, 2000                                   9.97      9.97
          September 30, 2000                              9.88      9.88
          December 31, 2000                              13.13     12.56

          *Adjusted to reflect the 10% stock dividend paid May 5, 1999.

                                    |page 24

FIRST MUTUAL BANCSHARES, INC. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

                                                                                                               December 31,
                                                                                                    -------------------------------
ASSETS                                                                                                   2000              1999
-----------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents:
 Interest-earning deposits with banks                                                               $     513,806     $      14,993
 Noninterest-earning demand deposits and cash on hand                                                   6,485,186         3,850,002
                                                                                                    -------------     -------------
                                                                                                        6,998,992         3,864,995

Mortgage-backed and other securities available-for-sale                                                38,648,017        17,374,784
Loans receivable held-for-sale at fair value                                                           15,774,341         2,709,750
Mortgage-backed and other securities held-to-maturity, fair value of $84,632,472 and $85,439,652       85,041,725        88,056,338
Loans receivable, net:
 Loans receivable                                                                                     480,505,472       457,980,649
 Reserve for loan losses                                                                               (6,729,166)       (6,309,268)
                                                                                                    -------------     -------------
                                                                                                      473,776,306       451,671,381
Accrued interest receivable                                                                             4,665,516         3,840,911
Real estate held-for-sale                                                                               1,352,611                 -
Mortgage servicing rights                                                                                 145,097           110,341
Land, buildings, and equipment, net                                                                     7,423,956         5,527,024
Federal Home Loan Bank (FHLB) stock, at cost                                                            7,749,400         7,020,400
Other assets                                                                                            1,655,505           940,382
                                                                                                    -------------     -------------
TOTAL                                                                                               $ 643,231,466     $ 581,116,306
                                                                                                    =============     =============
LIABILITIES AND STOCKHOLDERS' EQUITY
-----------------------------------------------------------------------------------------------------------------------------------
Liabilities:
  Deposits:
    Investor custodial checking                                                                     $     662,545     $   3,216,280
    Money market deposit and checking accounts                                                         96,267,362        96,623,844
    Regular savings                                                                                     8,350,254        11,018,069
    Time deposits                                                                                     352,211,748       289,315,897
                                                                                                    -------------     -------------
      Total deposits                                                                                  457,491,909       400,174,090

  Drafts payable                                                                                        1,300,082         1,381,374
  Accounts payable and other liabilities                                                                3,493,118         4,147,946
  Advance payments by borrowers for taxes and insurance                                                 1,484,132         1,589,312
  FHLB advances                                                                                       133,034,725       134,236,925
  Other advances                                                                                          250,000           250,000
  Federal income taxes                                                                                    260,229                 -
                                                                                                    -------------     -------------
      Total liabilities                                                                               597,314,195       541,779,647
                                                                                                    -------------     -------------
Stockholders' equity:
  Common stock, $1 par value; authorized,
    10,000,000 shares; issued and outstanding,
    4,671,286 and 4,672,636 shares                                                                      4,671,286         4,672,636
  Additional paid-in capital                                                                           31,118,545        31,116,359
  Employee stock ownership plan debt                                                                      (97,821)         (310,739)
  Retained earnings                                                                                    10,140,569         4,527,356
  Accumulated other comprehensive gain (loss):
    Unrealized gain (loss) on securities available-for-sale,
      net of federal income tax                                                                            84,692          (668,953)
                                                                                                    -------------     -------------
      Total stockholders' equity                                                                       45,917,271        39,336,659
                                                                                                    -------------     -------------
TOTAL                                                                                               $ 643,231,466     $ 581,116,306
                                                                                                    =============     =============

                 See notes to consolidated financial statements.

                                    |page 25

FIRST MUTUAL BANCSHARES, INC. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF
INCOME

                                                                        Years ended December 31,
                                                            -----------------------------------------------
                                                                2000             1999              1998
-----------------------------------------------------------------------------------------------------------
INTEREST INCOME:
 Loans receivable                                           $ 43,681,631     $ 35,480,694      $ 34,518,508
 Interest on AFS securities                                    1,878,548        1,228,832           375,608
 Interest on HTM securities                                    5,315,026        5,186,383         3,901,303
 Interest other                                                  553,943          422,581           420,001
                                                            ------------     ------------      ------------
                                                              51,429,148       42,318,490        39,215,420
                                                            ------------     ------------      ------------
INTEREST EXPENSE:
 Deposits                                                     22,987,040       18,601,358        19,879,653
 FHLB advances and other                                       7,932,366        4,692,006         1,939,021
                                                            ------------     ------------      ------------
                                                              30,919,406       23,293,364        21,818,674
                                                            ------------     ------------      ------------
    Net interest income                                       20,509,742       19,025,126        17,396,746
PROVISION FOR LOAN LOSSES                                        530,000          805,000           750,000
    Net interest income after provision for loan losses       19,979,742       18,220,126        16,646,746
OTHER OPERATING INCOME:
 Servicing fees, net of amortization                             551,933          469,040           473,678
 Gain on sales of loans                                          549,000        1,452,267         1,753,397
 Fees on deposit services                                        278,207          314,539           207,948
 Other                                                           710,957          712,334           794,599
                                                            ------------     ------------      ------------
    Total other operating income                               2,090,097        2,948,180         3,229,622
                                                            ------------     ------------      ------------
OTHER OPERATING EXPENSES:
 Salaries and employee benefits                                7,152,487        7,300,890         7,500,148
 Occupancy                                                     1,812,023        1,479,618         1,378,519
 Other                                                         3,127,266        3,306,643         3,108,471
                                                            ------------     ------------      ------------
    Total other operating expenses                            12,091,776       12,087,151        11,987,138
                                                            ------------     ------------      ------------
Income before federal income taxes                             9,978,063        9,081,155         7,889,230
                                                            ------------     ------------      ------------
FEDERAL INCOME TAXES:
 Current                                                       3,100,038        3,730,157         3,206,350
 Deferred                                                        279,025         (649,350)         (524,816)
                                                            ------------     ------------      ------------
                                                               3,379,063        3,080,807         2,681,534
                                                            ------------     ------------      ------------

NET INCOME                                                  $  6,599,000     $  6,000,348      $  5,207,696
                                                            ============     ============      ============
PER SHARE DATA
 Basic earnings per common share                            $       1.41     $       1.28      $       1.12
                                                            ============     ============      ============
 Earnings per common share assuming dilution                $       1.39     $       1.26      $       1.09
                                                            ============     ============      ============

WEIGHTED AVERAGE SHARES OUTSTANDING                            4,670,749        4,675,654         4,637,340
                                                            ============     ============      ============
WEIGHTED AVERAGE SHARES OUTSTANDING
 INCLUDING DILUTIVE STOCK OPTIONS                              4,738,661        4,759,276         4,760,115
                                                            ============     ============      ============

                 See notes to consolidated financial statements.

                                    |page 26

FIRST MUTUAL BANCSHARES, INC. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                  Additional               Employee Stock  Accumulated
                                                                    paid-in      Retained  Ownership Plan comprehensive
                                         Shares       Amount        capital      earnings    (ESOP) debt  income (loss)   Total
                                      ----------   -----------   ------------   ------------   ---------   ---------   ------------
BALANCE, December 31, 1997             4,125,227   $ 4,125,227   $ 24,882,773   $  2,520,178   $(871,570)  $  (4,780)  $ 30,651,828

 Options exercised, including
    tax benefit of $545,675              122,048       122,048        965,908           --          --          --        1,087,956
 Repayment of ESOP debt                     --            --             --          267,832        --          --          267,832
 Cash dividends declared
       ($0.60 per share)                    --            --             --       (2,546,154)       --          --       (2,546,154)
 Comprehensive income:
    Net income                              --            --             --        5,207,696        --          --        5,207,696
    Other comprehensive
      income (loss) - Change in
      unrealized loss on securities
      available-for-sale, net of
      federal income tax                    --            --             --             --          --        (7,205)        (7,205)
                                                                                               ---------   ---------   ------------
    Total comprehensive income              --            --             --        5,207,696        --        (7,205)     5,200,491
                                      ----------   -----------   ------------   ------------   ---------   ---------   ------------
BALANCE, December 31, 1998             4,247,275     4,247,275     25,848,681      5,181,720    (603,738)    (11,985)    34,661,953

 Options exercised, including
    tax benefit of $13,038                 9,378         9,378         48,701           --          --          --           58,079
 10% stock dividend                      424,483       424,483      5,252,977     (5,677,460)       --          --             --
 Retirement of shares
    repurchased                           (8,500)       (8,500)       (34,000)       (60,031)       --          --         (102,531)
 Repayment of ESOP debt                     --            --             --             --       292,999        --          292,999
 Cash dividends declared
       ($0.20 per share)                    --            --             --         (917,221)       --          --         (917,221)
 Comprehensive income:
    Net income:                             --            --             --        6,000,348        --          --        6,000,348
    Other comprehensive
      income (loss) - Change in
      unrealized loss on securities
      available-for-sale, net of
      federal income tax                    --            --             --             --          --      (656,968)      (656,968)
                                                                                               ---------   ---------   ------------
    Total comprehensive income              --            --             --        6,000,348        --      (656,968)     5,343,380
                                      ----------   -----------   ------------   ------------   ---------   ---------   ------------
BALANCE, December 31, 1999             4,672,636     4,672,636     31,116,359      4,527,356    (310,739)   (668,953)    39,336,659


 Options exercised, including
    tax benefit of $6,431                  8,650         8,650         42,186           --          --          --           50,836
 Retirement of shares
    repurchased                          (10,000)      (10,000)       (40,000)       (51,874)       --          --         (101,874)
 Repayment of ESOP debt                     --            --             --             --       212,918        --          212,918
 Cash dividends declared
       ($0.20 per share)                    --            --             --         (933,913)       --          --         (933,913)
 Comprehensive income:
    Net income                              --            --             --        6,599,000        --          --        6,599,000
    Other comprehensive
      income (loss) - Change in
      unrealized gain on securities
      available-for-sale, net of
      federal income tax                    --            --             --             --          --       753,645        753,645
                                                                                               ---------   ---------   ------------
    Total comprehensive income              --            --             --        6,599,000        --       753,645      7,352,645
                                      ----------   -----------   ------------   ------------   ---------   ---------   ------------
BALANCE, December 31, 2000             4,671,286   $ 4,671,286   $ 31,118,545   $ 10,140,569   $ (97,821)  $  84,692   $ 45,917,271
                                      ==========   ===========   ============   ============   =========   =========   ============

                 See notes to consolidated financial statements.

                                    |page 27

FIRST MUTUAL BANCSHARES, INC. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                         Years ended December 31,
                                                                          ---------------------------------------------------
OPERATING ACTIVITIES:                                                          2000               1999               1998
-----------------------------------------------------------------------------------------------------------------------------
 Net income                                                               $   6,599,000      $   6,000,348      $   5,207,696
 Adjustments to reconcile net income to net cash
      from operating activities:
    Provision for loan losses                                                   530,000            805,000            750,000
    Depreciation and amortization                                               790,105            691,064            545,020
    Deferred loan origination fees, net of accretion                           (376,558)             1,144            171,310
    Amortization of mortgage servicing rights                                    67,935            152,996            268,257
    Gain on sales of loans                                                     (573,365)        (1,527,473)        (1,938,900)
    Gain on sales of repossessed real estate                                       --              (17,029)           (46,332)
    FHLB stock dividends                                                       (483,135)          (385,337)          (357,300)
    Deferred federal income tax benefit                                         279,025           (649,350)          (524,816)
    Changes in operating assets and liabilities:
      Loans receivable held-for-sale                                        (13,064,591)        24,661,065        (18,949,102)
      Accruedinterest receivable                                               (824,605)          (529,789)          (162,709)
      Other assets                                                           (1,793,097)           177,848           (302,839)
      Drafts payable                                                            (81,292)        (3,001,237)         2,518,867
      Accounts payable and other liabilities                                   (654,336)           359,462            659,679
      Advance payments by borrowers for
           taxes and insurance                                                 (105,180)            72,059            (70,025)
      Federal income taxes                                                     (293,432)          (186,474)           547,954
                                                                          -------------      -------------      -------------
 Net cash provided (used) by operating activities                            (9,983,526)        26,624,297        (11,683,240)
                                                                          -------------      -------------      -------------
INVESTING ACTIVITIES:
-----------------------------------------------------------------------------------------------------------------------------
 Loan originations                                                         (155,229,165)      (225,070,857)      (162,849,964)
 Loan principal repayments                                                   99,714,993        123,909,771        137,747,107
 Increase in undisbursed loan proceeds                                       10,128,585          8,193,950          6,830,982
 Principal repayments on mortgage-backed and other securities                 9,459,547         16,471,568         61,066,514
 Purchase of mortgage-backed and other securities held-to-maturity           (4,500,000)       (40,764,092)       (50,178,401)
 Purchase of mortgage-backed securities available-for-sale                         --                 --          (17,881,548)
 Purchase of premises and equipment                                          (2,662,763)          (647,999)          (675,318)
 Purchase of FHLB stock                                                        (245,865)        (1,758,563)              --
 Proceeds from sale of loans                                                  1,115,528          1,972,098          2,341,219
 Proceeds from sale of real estate held-for-sale                                   --              119,738            418,743
                                                                          -------------      -------------      -------------
 BALANCE, net cash provided (used) by investing activities                  (42,219,140)      (117,574,386)       (23,180,666)
                                                                          -------------      -------------      -------------

                 See notes to consolidated financial statements.

                                    |page 28

FIRST MUTUAL BANCSHARES, INC. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                         Years ended December 31,
                                                                          ---------------------------------------------------
FINANCING ACTIVITIES:                                                          2000               1999               1998
-----------------------------------------------------------------------------------------------------------------------------
 Net increase (decrease) in deposit accounts                              $  34,563,819      $ (29,847,370)     $  18,620,774
 Interest credited to deposit accounts                                       22,754,000         18,770,312         19,801,820
 Proceeds from advances                                                     658,919,725        456,003,925        212,647,000
 Repayment of advances                                                     (660,121,925)      (353,282,000)      (215,112,000)
 Dividends paid                                                                (934,405)        (2,594,437)        (2,283,821)
 Proceeds from exercise of stock options                                         44,405             45,041            542,281
 Repurchase of common stock                                                    (101,874)          (102,531)              --
 Repayment of Employee Stock Ownership Plan debt                                212,918            292,999            267,832
                                                                          -------------      -------------      -------------
 Net cash provided (used) by financing activities                            55,336,663         89,285,939         34,483,886
                                                                          -------------      -------------      -------------
NET  INCREASE (DECREASE) IN CASH
 AND CASH EQUIVALENTS                                                         3,133,997         (1,664,150)          (380,020)

CASH AND CASH EQUIVALENTS,
 beginning of year                                                            3,864,995          5,529,145          5,909,165
                                                                          -------------      -------------      -------------
 end of year                                                              $   6,998,992      $   3,864,995      $   5,529,145
                                                                          =============      =============      =============

SUPPLEMENTAL DISCLOSURES OF CASH
    FLOW INFORMATION
 Loans originated for mortgage banking activities                         $  55,835,410      $  85,327,840      $ 217,334,219
                                                                          =============      =============      =============
 Loans originated for investment activities                               $ 155,229,165      $ 225,070,857      $ 162,849,964
                                                                          =============      =============      =============
 Proceeds from sales of loans held-for-sale                               $  42,770,819      $ 109,988,905      $ 198,385,117
                                                                          =============      =============      =============
 Cash paid during the year for:
    Interest                                                              $  30,652,129      $  22,962,500      $  21,712,686
                                                                          =============      =============      =============

    Income taxes                                                          $   3,775,280      $   3,565,155      $   2,110,000
                                                                          =============      =============      =============

SUPPLEMENTAL DISCLOSURES OF NON-CASH
    INVESTING ACTIVITIES
 Loans transferred to (from) real estate held-for-sale, net               $   1,352,611      $     (21,827)     $      21,922
                                                                          =============      =============      =============
 Loans securitized into securities held to maturity
    and available-for-sale                                                $  22,550,393      $        --        $   9,574,060
                                                                          =============      =============      =============

                 See notes to consolidated financial statements.

                                    |page 29

FIRST MUTUAL BANCSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2000, 1999, and 1998
NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

FORMATION OF THE FINANCIAL HOLDING COMPANY: First Mutual Bancshares, Inc. and Subsidiaries (the Company), a Washington corporation, is a financial holding company primarily engaged in the business of planning, directing, and coordinating the activities of its wholly-owned subsidiary, First Mutual Bank (formerly First Mutual Savings Bank). On October 26, 1999, First Mutual Savings Bank converted into the holding company form of ownership in a tax-free reorganization. In the reorganization, First Mutual Savings Bank changed its name to First Mutual Bank and became the wholly-owned subsidiary of the Company. Subsequently, on June 11, 2000, the Federal Reserve Bank of San Francisco approved the election for First Mutual Bancshares, Inc. to become a financial holding company. First Mutual Bank is also referred to as the Bank in this report.

PRINCIPLES OF CONSOLIDATION AND BASIS OF PRESENTATION: The consolidated financial statements include the accounts of First Mutual Bancshares, Inc. and its wholly-owned subsidiaries, First Mutual Bank and First Mutual Services, Inc. (collectively, the Bank). All significant intercompany transactions have been eliminated. Certain reclassifications have been made to the 1999 and 1998 financial statements to conform to the 2000 presentation.

USE OF ESTIMATES: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Changes in these estimates and assumptions are considered reasonably possible and may have a material impact on the financial statements.

NATURE OF BUSINESS: The Bank is a community-oriented savings bank offering a variety of savings products to retail customers while concentrating its lending activities on housing and commercial real estate loans. The Bank conducts business from its main office in Bellevue, Washington, and its ten branches in the greater Puget Sound area. The Bank accepts deposits from the general public and provides lending services to citizens of the Eastside and the I-5 Corridor which stretches from Bellingham, Washington, on the north to Tacoma, Washington, on the south. In addition to portfolio lending, the Bank operates a mortgage banking operation.

CASH AND CASH EQUIVALENTS: For purposes of the consolidated statements of cash flows, all deposits and investment securities with an original term to maturity of three months or less are considered to be cash equivalents. The Bank places its cash with high-credit-quality institutions. The amount on deposit fluctuates, and at times exceeds the insured limit by the U.S. Federal Deposi Insurance Corporation, which potentially subjects the Bank to credit risk.

SECURITIES: Securities are classified at acquisition into three categories: held-to-maturity, available-for-sale and held-for-trading. Securities are classified as held-to-maturity when the company has the ability and positive intent to hold them to maturity. Securities classified as available-for-sale are maintained for future liquidity requirements and may be sold prior to maturity. There were no securities classified as held-for-trading during 2000, 1999, and 1998.

Securities held-to-maturity are carried at cost, adjusted for amortization of premiums and accretion of discounts to maturity. Unrealized losses on securities held-to-maturity caused by fluctuations in fair value are recognized when it is determined that an other-than-temporary decline in value has occurred. Unrealized gains and losses on securities available-for-sale are excluded from earnings and are reported net of tax as a separate component of comprehensive income until realized. Realized gains and losses on sales are computed on the specific identification method and are included in operations on the date sold.

LOANS RECEIVABLE, LOANS RECEIVABLE HELD-FOR-SALE AND RESERVE FOR LOAN LOSSES:
Loans receivable are stated at unpaid principal balances less the reserve for loan losses and deferred loan origination fees. Mortgage loans securitized and transferred into the security portfolio are transferred at amortized cost.

The Bank follows the practice of stopping interest accruals on loans past due 90 days and over unless it is reasonably assured that all principal and interest due on the loan will be fully recovered.

The reserve for loan losses is maintained at a level that is sufficient to provide for estimated losses based on evaluating known and inherent risks in the loan portfolio. This reserve is provided for based upon management's continuing analysis of the factors underlying the quality of the loan portfolio. Management believes the allowance for loan losses and the valuation of foreclosed assets held-for-sale are adequate. While management uses available information to recognize losses on loans and foreclosed assets held-for-sale, changes in economic conditions may necessitate revisions of these estimates in future years. In addition, various regulatory agencies, as an integral part of their examination processes, periodically review the Company's allowance for loan losses and valuation of foreclosed assets held-for-sale. Such agencies may require the Company to recognize additional losses based on their judgement using information available to them at the time of their examination.

Material estimates that are particularly susceptible to significant changes relate to the determination of the allowance for loan losses and the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans. In connection with the determination of the allowance for loan losses and the valuation of foreclosed assets held-for-sale, management obtains independent appraisals for significant properties.

For income property and business loans, loan quality is evaluated on an individual basis and an appropriate grade is assigned. The grades range from three-or-better, for the better quality loans, to grades four, five and six for loans with potential problems. Loss reserves are then computed on the loan balance for each grade using ratios developed from historical loss experience. For the residential and consumer loans, management computes loss reserves on a portfolio-wide basis, but provides higher reserves for specific loans that are delinquent or are known to have problems.

Management then considers other factors in evaluating the adequacy of the reserve for loan losses. These factors include changes in the size and composition of the loan portfolio, actual loan loss experience, current and anticipated economic conditions, detailed analysis of individual loans for which full collectibility may not be assured, and determination of the existence and realizable value of the collateral and guarantees securing

                         Note 1 continued on next page.

                                    |page 30

FIRST MUTUAL BANCSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

the loans. The reserve is based upon factors and trends identified by management at the time financial statements are prepared. The ultimate recovery of loans is susceptible to future market factors beyond management's control, which may result in losses or recoveries differing significantly from those provided in the financial statements.

Management also evaluates income property and business loans for impairment on an individual basis. A loan is considered impaired when it is probable that a creditor will not collect all amounts due (principal and interest) under the terms of a loan agreement. The valuation of impaired loans is based on the present value of expected future cash flows using the loan's effective interest rate or the loan's observable market price or fair value of the collateral, if the loan is collateral dependent. The amount by which the recorded investment in the loan exceeds market price or the fair value of the collateral is included in the allocated reserve for loan losses. Any portion of an impaired loan classified as loss under regulatory guidelines is charged off. The remaining groups of smaller-balance homogeneous loans are evaluated collectively for impairment.

Mortgage loans originated and held-for-sale are carried at the lower of aggregate cost or estimated fair value. Net unrealized losses on loans receivable held-for-sale are recognized in a valuation allowance by charges to operations. Gains and losses on the sale of loans are based on the specific identification method.

REAL ESTATE HELD-FOR-SALE (INCLUDED IN OTHER ASSETS): Real estate held-for-sale includes properties acquired through foreclosure. These properties are initially recorded at the lower of cost or fair value and are subsequently evaluated to determine that the carrying value does not exceed the then-current fair value of the property. Losses that result from ongoing periodic valuation of these properties are charged to operations in the period in which they are identified. The amounts that will ultimately be recovered from real estate held-for-sale may differ substantially from the carrying value of the assets because of future market factors beyond management's control.

LAND, BUILDINGS, AND EQUIPMENT: Premises and equipment are stated at cost, less accumulated depreciation. Depreciation is computed on the straight-line method over the estimated useful lives as follows:

               Buildings and improvements             15 to 40 years
               Leasehold improvements                 5 to 20 years
               Furniture, fixtures and equipment      1 to 20 years

The Company follows the policy of capitalizing expenditures for betterments and major renewals, and expenses ordinary maintenance and repairs as incurred.

MORTGAGE SERVICING RIGHTS: Originated servicing rights are recorded when mortgage loans are originated and subsequently sold or securitized (and held as available-for-sale securities) with the servicing rights retained. The total cost of the mortgage loans is allocated between servicing rights and the loans (without the servicing rights) based on their relative fair values. The cost relating to the mortgage servicing rights is capitalized and amortized in proportion to, and over the period of, estimated future net servicing income. Amounts capitalized are recorded at cost, ne of accumulated amortization and valuation allowance.

In order to determine the fair value of servicing rights, management uses a valuation model that calculates the present value of future cash flows. Assumptions used in the valuation model include market discount rates and anticipated prepayment speeds. The prepayment speeds are based on loan prepayment forecasts derived from the consensus of investment banking firms as reported by online, fixed-income quotation systems. In addition, estimates of the cost of servicing per loan, an inflation rate, ancillary income per loan and default rates are used.

Management assesses impairment of the capitalized mortgage servicing rights based on recalculations of the present value of remaining future cash flows using updated market discount rates and prepayment speeds. Subsequent loan prepayments and changes in prepayment assumptions in excess of those forecasted can adversely impact the carrying value of the servicing rights. Impairment is assessed on a stratum-by-stratum basis with any impairment recognized through a valuation allowance for each impaired stratum. The servicing rights are stratified based on the predominant risk characteristics of the underlying loans: fixed-rate loans and adjustable-rate loans.

EMPLOYEE STOCK OWNERSHIP PLAN: The Company sponsors a leveraged Employee Stock Ownership Plan (ESOP). Statement of Position (SOP) No. 93-6, Employers' Accounting for Employer Stock Ownership Plans, was effective as of January 1994. As is allowed under SOP No. 93-6, the Company continues to account for ESOP transactions for shares purchased by the ESOP prior to 1994 under SOP No. 76-3. Accordingly, the Company records compensation expense based on the amounts contributed by the Company to the ESOP and includes unallocated ESOP shares as outstanding for purposes of its earnings-per-share calculation.

ESOP stock purchases have been insignificant since January 1994. At such time that the ESOP purchases material amounts of stock in future periods, such transactions will be accounted for in accordance with the provisions of SOP 93-6 as described below.

Under SOP 93-6, as shares are released from collateral, compensation expense is recorded equal to the then-current market price of the shares, and the shares become outstanding for purposes of earnings-per-share calculations. Stock and cash dividends on allocated shares are recorded as a reduction of retained earnings and paid directly to plan participants or distributed directly to participants' accounts. Cash dividends on unallocated shares are recorded as a reduction of debt and accrued interest. Stock dividends on unallocated shares are recorded as an increase to the unearned shares issued to the employee stock ownership trust contra-equity account and distributed to participants over the remaining debt service period.

INCOME TAXES: The Company files a consolidated tax return which includes income earned by its subsidiaries. The Company accounts for income taxes on the liability method. The liability method recognizes the amount of tax currently payable and deferred at the date of the financial statements as a result of all events that have been recognized in the financial statements, as measured by the provisions of current enacted tax laws and rates.

                         Note 1 continued on next page.

                                    |page 31

FIRST MUTUAL BANCSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

LOAN FEE INCOME AND INTEREST INCOME ON LOANS RECEIVABLE: Loan origination fees and certain direct loan origination costs related to loan origination activities are deferred. Net deferred fees are amortized into income over the contractual or actual life of the loan as an adjustment to the loan yield. Net deferred fees related to loans sold are ecognized in income at the time the loans are sold.

Interest income is accrued on loans receivable until management doubts the collectibility of the loan or the unpaid interest, at which time a reserve for any accrued interest is established.

INTEREST RATE RISK MANAGEMENT: Management may hedge certain mortgage banking transactions with purchased option contracts and forward sales commitments. Net gains or losses on these options are considered in the calculation of the lower of cost or fair value for loan receivables held-for-sale.

EARNINGS PER SHARE (EPS) DATA: The Company displays basic and diluted EPS in the income statement. Basic EPS is computed by dividing net income by the weighted-average number of shares outstanding during the year. Diluted EPS reflects the potential dilutive effect of stock options and is computed by dividing net income by the weighted-average number of shares outstanding during the year, plus the dilutive common shares that would have been outstanding had the stock options been exercised. A reconciliation of the numerator and denominator used for the basic EPS to the numerator and denominator used for the diluted EPS is provided in Note 13.

NEW ACCOUNTING STANDARDS, RECENTLY ISSUED AND NOT YET ADOPTED: Accounting for derivative instruments and hedging activities: In June 1998, the FASB issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities. It requires that an entity should recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. If certain conditions are met, a derivative may be specifically designated as (a) a hedge of exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment, (b) a hedge of the exposure to variable cash flows of a forecasted transaction, or (c) a hedge of the foreign currency exposure of a net investment in a foreign operation, an unrecognized firm commitment, an available-for-sale security, or a foreign-currency-denominated forecasted transaction. The accounting for changes in the fair value of a derivative (gains and losses) depends on the intended use of the derivative and the resulting designation.

As allowed by SFAS No. 137, which defers the effective date of SFAS No. 133 by one year, the Company will implement this statement on January 1, 2001. The impact of the adoption of the provision of this statement on the results of operations or financial condition of the Company has not been determined.

NOTE 2 - RESERVE BALANCES

The Bank is required to maintain an average reserve balance of $25,000 in its account with the Federal Reserve. For the years ended December 31, 2000, 1999, and 1998, the Bank complied with this requirement.

NOTE 3 - MORTGAGE-BACKED AND OTHER SECURITIES AVAILABLE-FOR-SALE

The amortized cost and estimated fair value of securities available-for-sale at December 31, 2000 and 1999 are summarized as follows:

                                              Gross          Gross
                            Amortized       unrealized     unrealized       Estimated
                               cost           gains          losses        fair value
--------------------------------------------------------------------------------------
2000: FHLMC securities     $   420,698     $     9,504     $      --       $   430,202
      FNMA securities       36,383,457         358,474         217,890      36,524,041
      GNMA securities        1,713,531            --            19,757       1,693,774
                           -----------     -----------     -----------     -----------
                           $38,517,686     $   367,978     $   237,647     $38,648,017
                           ===========     ===========     ===========     ===========

1999: FHLMC securities     $   427,499     $     7,216     $      --       $   434,715
      FNMA securities       16,077,307          43,566         933,028      15,187,845
      GNMA securities        1,869,018            --           116,794       1,752,224
                           -----------     -----------     -----------     -----------
                           $18,373,824     $    50,782     $ 1,049,822     $17,374,784
                           ===========     ===========     ===========     ===========

Proceeds from the sale of securities available-for-sale during 2000, 1999, and 1998 were $0, $0, and $0, respectively. Gross gains on those sales were $0, $0, and $0, respectively. No gross losses were realized on sales during 2000, 1999, and 1998.

The securities available-for-sale at December 31, 2000, have contractual maturities of over ten years. Expected maturity may differ from contractual maturity because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                    |page 32

FIRST MUTUAL BANCSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 - MORTGAGE-BACKED AND OTHER SECURITIES HELD-TO-MATURITY

The amortized cost and estimated fair value of mortgage-backed and other securities are summarized as follows:

                                                              Gross          Gross
                                            Amortized       unrealized     unrealized       Estimated
                                              cost           gains          losses        fair value
------------------------------------------------------------------------------------------------------
 December 31, 2000:
     FNMAcertificates                      $32,858,126     $   215,635     $   456,516     $32,617,245
     FHLMC certificates                      1,528,524          18,518            --         1,547,042
     U.S. government agency securities      46,665,515         131,994         227,007      46,570,502
     Merrill Lynch corporate bond            2,523,071            --            31,246       2,491,825
     Municipal bonds                         1,120,707            --            60,939       1,059,768
     REMICs                                    345,782           1,222             914         346,090
                                           -----------     -----------     -----------     -----------
                                           $85,041,725     $   367,369     $   776,622     $84,632,472
                                           ===========     ===========     ===========     ===========

 December 31, 1999:
     FNMA certificates                     $39,827,759     $   149,563     $ 1,389,648     $38,587,674
     FHLMC certificates                      1,792,237          18,780            --         1,811,017
     U.S. government agency securities      42,652,659          44,178       1,250,503      41,446,334
     Merrill Lynch corporate bond            2,534,010            --           111,285       2,422,725
     Municipal bonds                           625,395            --            84,965         540,430
     REMICs                                    624,278           7,194            --           631,472
                                           -----------     -----------     -----------     -----------
                                           $88,056,338     $   219,715     $ 2,836,401     $85,439,652
                                           ===========     ===========     ===========     ===========

The amortized cost and estimated fair value of mortgage-backed and other securities held-to-maturity at December 31, 2000, by contractual maturity, are shown below. Expected maturity may differ from contractual maturity because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. There were no sales out of the held-to-maturity portfolio during 2000 or 1999.

                                                                            Amortized       Estimated
                                                                              cost          fair value
------------------------------------------------------------------------------------------------------
 Due after one year through five years                                     $50,248,071     $50,023,365
 Due after five years through ten years                                     26,013,463      25,654,615
 Due after ten years                                                         8,780,191       8,954,492
                                                                           -----------     -----------
                                                                           $85,041,725     $84,632,472
                                                                           ===========     ===========

NOTE 5 - LOANS RECEIVABLE, NET AND LOANS RECEIVABLE HELD-FOR-SALE

Loans receivable consisted of the following as of December 31:

                                                                              2000            1999
------------------------------------------------------------------------------------------------------
 Real estate
    Single-family residential                                             $ 74,358,477    $ 96,417,980
    Single-family construction                                              54,932,047      41,261,540
    Income property:
       Commercial construction                                              18,992,000      10,920,400
       Commercial real estate                                              159,930,164     146,764,503
       Multifamily construction                                             29,802,372      20,723,753
       Multifamily residential                                             160,297,329     148,354,325
 Consumer and other loans                                                   34,219,402      24,435,217
 Business loans                                                              5,033,249       3,347,265
                                                                          ------------    ------------
                                                                           537,565,040     492,224,983
 Less:
    Deferred loan origination fees                                          (1,198,025)     (1,575,966)
    Undisbursed loan proceeds                                              (40,087,202)    (29,958,618)
    Reserve for loan losses                                                 (6,729,166)     (6,309,268)
                                                                          ------------    ------------
                                                                           489,550,647     454,381,131
 Loans receivable held-for-sale                                            (15,774,341)     (2,709,750)
                                                                          ------------    ------------
 Loans receivable, net                                                    $473,776,306    $451,671,381
                                                                          ============    ============

                         Note 5 continued on next page.

                                    |page 33

FIRST MUTUAL BANCSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 - LOANS RECEIVABLE, NET AND LOANS RECEIVABLE HELD-FOR-SALE (CONTINUED)

A substantial portion of the Company's revenue is derived from the origination of loans in the Puget Sound region of Washington State. The customers' ability to honor their commitments to repay such loans is dependent upon the region's economy and, to a certain extent, the dominant industries in that region such as aerospace, international trade and high technology.

Single-family residential, permanent and construction loans are primarily secured by collateral located in Western Washington. Income property loans, by county or state in which the property resides, are as follows at December 31, 2000:

                               King         Snohomish       Pierce        Whatcom
                              County         County         County         County        Oregon          Other          Total
---------------------------------------------------------------------------------------------------------------------------------
Income property:
Commercial construction    $  2,734,500   $    562,500   $ 14,920,000   $       --     $       --     $    775,000   $ 18,992,000
Commercial real estate       75,531,420     29,342,691     15,667,013      5,590,575     13,298,257     20,500,208    159,930,164
Multifamily construction     16,269,123           --        5,252,260           --        7,805,989        475,000     29,802,372
Multifamily residential      78,510,684     11,837,344     27,197,496      5,099,322     15,181,778     22,470,705    160,297,329
                           ------------   ------------   ------------   ------------   ------------   ------------   ------------
                           $173,045,727   $ 41,742,535   $ 63,036,769   $ 10,689,897   $ 36,286,024   $ 44,220,913   $369,021,865
                           ============   ============   ============   ============   ============   ============   ============

The Bank originates both adjustable and fixed interest rate loans. At December 31, 2000, the composition of those loans was as follows:

Term to maturity or rate adjustment    Fixed rate  Adjustable rate     Total
--------------------------------------------------------------------------------
Due within one year                   $ 11,704,844   $326,812,063   $338,516,907
After one but within three years         2,699,156     66,724,831     69,423,987
After three but within five years        4,291,940     36,012,969     40,304,909
After five but within ten years         17,935,857      1,718,735     19,654,592
After ten years                         21,650,252           --       21,650,252
                                      ------------   ------------   ------------
                                      $ 58,282,049   $431,268,598   $489,550,647
                                      ============   ============   ============

Single-family adjustable-rate loans have both period and lifetime adjustment limitations. Income property adjustable-rate loans typically only have lifetime adjustment limitations. Both types of adjustable-rate loans are generally indexed to either the one-, three-, or five-year Treasury Constant Maturity or the Federal Home Loan Bank's 11th District cost of funds. Future market factors may affect the correlation of the interest rate adjustment with the rates the Bank pays on the short-term deposits that have been primarily utilized to fund these loans.

An analysis of the changes in the reserve for loan losses is as follows for the years ended December 31:

                                          2000           1999           1998
--------------------------------------------------------------------------------
 Balance, beginning of year          $  6,309,268   $  5,569,431   $  4,858,376
   Provision for loan losses              530,000        805,000        750,000
   Write-offs                            (111,781)       (68,123)       (38,945)
   Recoveries                               1,679          2,960           --
                                     ------------   ------------   ------------
 Balance, end of year                $  6,729,166   $  6,309,268   $  5,569,431
                                     ============   ============   ============

The Bank had the following non-performing loans (loans over 90 days delinquent) as of December 31:

                                         2000            1999
--------------------------------------------------------------------------------
 Non-performing loans                $ 1,110,920    $    342,579
 Percentage of total loans                  0.22%           0.07%

The Bank had no impaired loans during the years and at year-end 2000, 1999, and 1998.

The Bank serviced loans owned by other investors with aggregate principal balances of $174,387,619 and $193,923,146 as of December 31, 2000 and 1999,
respectively (see Note 22).

Outstanding commitments to borrowers for loans totaled $120,307,000 and $74,307,000 at December 31, 2000 and 1999, respectively. Outstanding commitments to sell loans to investors, which totaled $16,790,500 and $2,000,000 at December 31, 2000 and 1999, respectively, hedge against interest rate fluctuations from the time of the loan commitment until the date at which loans are sold, which is generally within 60 days.

Commitments to extend credit generally have fixed expiration dates. Since portions of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Prior to extending commitments, the Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained upon extension of credit is based on management's credit evaluation of the borrower. Collateral held includes residential and income-producing properties.

                                    |page 34

FIRST MUTUAL BANCSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 - ACCRUED INTEREST RECEIVABLE

Accrued interest receivable at December 31 is summarized as follows:

                                                                            2000             1999
-----------------------------------------------------------------------------------------------------
 Loans receivable                                                       $  3,405,130     $  2,726,936
 Mortgage-backed securities available for sale                               215,781          100,322
 Mortgage-backed and other securities held-to-maturity                     1,044,605        1,013,653
                                                                        ------------     ------------
                                                                        $  4,665,516     $  3,840,911
                                                                        ============     ============

NOTE 7 - MORTGAGE SERVICING RIGHTS AND SERVICING FEES

Changes in the mortgage servicing rights balance for the years ended December 31 are as follows:

                                                                            2000             1999
-----------------------------------------------------------------------------------------------------
 Balance, beginning of year                                             $    110,341     $    356,585
    Additions                                                                272,345          273,391
    Sales                                                                   (289,880)        (366,639)
    Amortization                                                             (67,935)        (152,996)
    Provision of prior year's impairment                                     120,226             --
                                                                        ------------     ------------
 Balance, end of year                                                   $    145,097     $    110,341
                                                                        ============     ============

Changes in the valuation for impairment of mortgage servicing rights for the years ended December 31:

                                                                             2000             1999             1998
----------------------------------------------------------------------------------------------------------------------
 Balance, beginning of year                                             $    120,226     $    120,226     $     37,728
    Additions                                                                   --               --             82,498
    Recoveries                                                              (120,226)            --               --
                                                                        ------------     ------------     ------------
 Balance, end of year                                                   $       --       $    120,226     $    120,226
                                                                        ============     ============     ============

Servicing fee income, net of amortization, consisted of the following for the years ended December 31:

                                                                             2000             1999             1998
----------------------------------------------------------------------------------------------------------------------
 Servicing fees                                                         $    499,642     $    622,036     $    741,935
     Amortization and recovery/provision for
     impairment of mortgage servicing rights                                  52,291         (152,996)        (268,257)
                                                                        ------------     ------------     ------------
 Loan servicing fees, net                                               $    551,933     $    469,040     $    473,678
                                                                        ============     ============     ============

NOTE 8 - LAND, BUILDINGS, AND EQUIPMENT

The following is a summary of land, buildings, and equipment at December 31:

                                                                             2000             1999
-----------------------------------------------------------------------------------------------------
 Land                                                                   $  2,779,932     $  1,930,130
 Buildings                                                                 4,632,384        3,645,059
 Furniture, fixtures, and equipment                                        3,082,314        2,849,775
 Leasehold improvements                                                      932,921          576,329
                                                                        ------------     ------------
                                                                          11,427,551        9,001,293
 Less accumulated depreciation and amortization                            4,003,595        3,474,269
                                                                        ------------     ------------
                                                                        $  7,423,956     $  5,527,024
                                                                        ============     ============

Depreciation expense for the years ended December 31, 2000, 1999, and 1998 amounted to $752,000, $644,000, and $575,000, respectively. The Bank leases six of its office locations under operating leases. Total lease obligations are as follows:

                               2001                       $ 588,698
                               2002                         555,484
                               2003                         564,373
                               2004                         572,010
                               2005                         590,721
                                                        -----------
                                                        $ 2,871,286
                                                        ===========

Total lease expenses were $536,410, $367,216, and $338,871 for the years ended December 31, 2000, 1999, and 1998, respectively.

                                    |page 35

FIRST MUTUAL BANCSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 - DEPOSITS

Deposits consisted of the following at December 31:

                                                        Weighted
                                                      average rate at
                                                        December 31,
Terms                                                      2000         Amount         %          Amount          %
---------------------------------------------------------------------------------------------------------------------
 Money market deposit and checking accounts,
    including noninterest-bearing deposits of
    $10,817,134 (2000) and $10,665,061 (1999)               3.2%     $ 96,929,907     21.2%     $ 99,840,124     24.9%
                                                            ---      ------------    -----     -------------    -----
 Regular savings                                            2.1         8,350,254      1.8        11,018,069      2.8
                                                            ---      ------------    -----     -------------    -----
 Time deposits:
      1 to  6 months                                        5.6        24,784,648      5.4        13,566,826      3.4
      7 to 12 months                                        6.4       156,718,392     34.3       108,269,959     27.1
    13 to 18 months                                         6.3       118,871,234     26.0       128,550,883     32.1
      2 to 10 years                                         6.4        51,837,474     11.3        38,928,229      9.7
                                                            ---      ------------    -----     -------------    -----
 Total time deposits                                        6.3       352,211,748     77.0       289,315,897     72.3
                                                            ---      ------------    -----     -------------    -----
 Total deposits                                             5.6%     $457,491,909    100.0%    $ 400,174,090    100.0%
                                                            ===      ============    =====     =============    =====

Deposits at December 31, 2000 and 1999, included public funds of $7,898,635 and $5,509,152, respectively. Mortgage-backed securities with a book value of $964,541 and $913,032 were pledged as collateral on these deposits at December 31, 2000 and 1999, respectively, which exceeds the minimum collateral requirement established by the Washington Public Deposit Protection Commission.

As of December 31, 2000, scheduled maturities of time deposits were as follows:

           Year ending December 31,
           ------------------------
                     2001                                $300,209,179
                     2002                                  43,892,301
                     2003                                   4,747,928
                     2004                                   1,927,207
                     2005                                   1,077,666
                     Thereafter                               357,467
                                                         ------------
                                                         $352,211,748
                                                         ============

Included in deposits are time deposits greater than or equal to $100,000 of $119,967,227 and $96,931,913 at December 31, 2000 and 1999, respectively.
Interest on time deposits greater than or equal to $100,000 totaled $6,394,805, $5,300,446, and $5,229,314 for the years ended December 31, 2000, 1999, and
1998, respectively.

Deposit interest expense by type for the years ended December 31 was as follows:

                                                   2000             1999            1998
--------------------------------------------------------------------------------------------
   Time deposits                              $ 19,666,095     $ 14,955,529     $ 16,672,427
   Money market deposit and checking             3,120,818        3,331,616        2,802,074
   Regular savings                                 200,127          314,213          405,152
                                              ------------     ------------     ------------
                                              $ 22,987,040     $ 18,601,358     $ 19,879,653
                                              ============     ============     ============

NOTE 10 - FHLB AND OTHER ADVANCES

The Company's borrowings consisted of the following at December 31:

                                                          2000              1999
------------------------------------------------------------------------------------
 FHLB advances                                      $ 133,034,725     $ 134,236,925
                                                    =============     =============
 FHLB advances:
     Maximum outstanding at any month end           $ 135,978,925     $ 134,236,925
     Average outstanding                              125,639,039        88,470,615
     Weighted average interest rates:
        Annual                                              6.297%            5.288%
        End of year                                         6.387%            5.513%
 Other advances                                     $     250,000     $     250,000
                                                    =============     =============

                        Note 10 continued on next page.

                                    |page 36

FIRST MUTUAL BANCSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 - FHLB AND OTHER ADVANCES (CONTINUED)

Under the terms of the FHLB advances, in addition to FHLB stock held, the Bank must maintain unencumbered collateral of at least 83% of one-to-four-unit permanent mortgages and 80% of multifamily permanent loans. At December 31, 2000, the minimum book value of eligible collateral pledged for these borrowings was $178,872,713. The Bank has an available line of credit with the FHLB in the amount equal to 40% of total assets.

FHLB advances at December 31, 2000 mature as follows:

                              Interest rates             Amount
-------------------------------------------------------------------
    2001                      5.87 - 6.83%            $  85,362,050
    2002                      6.78 - 7.58%               23,222,175
    2003                      6.51 - 7.48%               19,450,500
    2006                          6.25%                   1,000,000
    2010                          4.93%                   4,000,000
                                                      -------------
                                                      $ 133,034,725
                                                      =============


The other advances mature on May 30, 2001, with an interest rate of 8.45%.

NOTE 11 - FEDERAL TAXES ON INCOME

For tax years beginning prior to January 1, 1996, a qualified thrift institution was allowed a bad debt deduction based on a percentage of taxable income or on actual experience. Accordingly, the Bank used the percentage of taxable income method prior to 1996.

The Small Business Job Protection Act of 1996 (the Act) required qualified thrift institutions, such as the Bank, to recapture their post-1987 additions to their bad debt reserves. Such recaptured amounts are to be taken into taxable income ratably over a six-year period, which began with the year ended December 31, 1998.

As of December 31, 1997, these additions were $1,973,380, of which $328,897 was recaptured in taxable income for both 2000 and 1999. The Act also repealed the reserve method of accounting for tax bad debt deductions and required thrifts to calculate the tax bad debt deduction based on actual current loan losses. The recapture of the post-1987 additions to tax basis bad debt reserves does not result in a charge to earnings as these amounts have been provided for in the deferred tax liability.

If bad debt deductions taken for federal income tax purposes before 1987 are later used for purposes other than bad debt losses, they will be subject to federal income taxes at the prevailing corporate rates. Retained earnings at December 31, 2000, 1999, and 1998 includes $640,000, for which no federal taxes had been provided in the financial statements. The Bank does not anticipate that retained earnings will be used in any way which would result in payment of taxes.

Deferred federal income taxes constitute the differences in the reporting of income and expense for financial statement and income tax purposes. The components of deferred income tax provision (benefit) are as follows for the years ended December 31:

                                                    2000           1999
----------------------------------------------------------------------------------------
     Mortgage servicing rights                                 $   81,367     $ (218,140)
     Loan origination fees and costs                              109,491        (75,332)
     FHLB stock dividends                                         164,332        131,015
     Reserve for loan losses                                      (59,418)      (385,735)
     Other, net                                                   (16,747)      (101,158)
                                                               ----------     ----------
                                                               $  279,025     $ (649,350)
                                                               ==========     ==========

At December 31, the significant components of the Company's net deferred tax asset were as follows:

                                                                  2000           1999
----------------------------------------------------------------------------------------
 Deferred tax assets:
     Reserve for loan losses                                  $ 1,802,000    $ 1,742,582
     Other, net                                                   219,000        202,253
     Mortgage servicing rights                                    115,000        196,367
     Unrealized loss on available-for-sale securities                  --        346,885
                                                              -----------    -----------
                                                                2,136,000      2,488,087
                                                              -----------    -----------
 Deferred tax liabilities:
     Loan origination fees and costs                              495,000        385,509
     FHLB stock dividends                                       1,121,000        956,668
     Unrealized gain on available-for-sale securities              34,000           --
                                                              -----------    -----------
                                                                1,650,000      1,342,177
                                                              -----------    -----------
 Net deferred tax asset                                       $   486,000    $ 1,145,910
                                                              ===========    ===========

                        Note 11 continued on next page.

                                    |page 37

FIRST MUTUAL BANCSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 - FEDERAL TAXES ON INCOME (CONTINUED)

A reconciliation of the effective income tax rate with the federal statutory rate is as follows:

                                                         2000                    1999                    1998
                                               ------------------------------------------------------------------
                                                  Amount      Rate        Amount      Rate        Amount      Rate
-----------------------------------------------------------------------------------------------------------------
 Federal income tax at statutory rates         $ 3,392,541     34%     $ 3,087,593     34%     $ 2,682,338     34%
 Effect of tax-exempt interest income              (85,876)    (1)          (6,939)    --             --       --
 Other                                              72,398      1              153     --             (804)    --
                                               -----------     --      -----------     --      -----------     --
                                               $ 3,379,063     34%     $ 3,080,807     34%     $ 2,681,534     34%
                                               ===========     ==      ===========     ==      ===========     ==

NOTE 12 - STOCKHOLDERS' EQUITY AND REGULATORY CAPITAL REQUIREMENTS

STOCK DIVIDENDS AND STOCK SPLITS: The Company's Board of Directors declared a 10% stock dividend in March 1999, which was paid May 5, 1999.

RESTRICTED RETAINED EARNINGS: Under Washington State law, pre-conversion retained earnings are restricted for the protection of pre-conversion depositors. Restricted retained earnings at December 31, 2000, totaled $174,962.

REGULATORY CAPITAL REQUIREMENTS: The Company and the Bank are subject to various regulatory capital requirements administered by the Federal Deposit Insurance Corporation (FDIC), Washington State Department of Financial Institutions, and the Federal Reserve Board. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary action by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Company's and the Bank's capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk-weightings and other factors.

Quantitative measures established by regulators to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital to risk-weighted assets, and of Tier I capital to average assets. Management believes, as of December 31, 2000, that the Company and the Bank met all capital adequacy requirements to which they are subject.

As of December 31, 2000 and 1999, the FDIC categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Bank's category.

Actual capital amounts and ratios for the Company and the Bank are presented in the table below:

                                                                                                           To be well capitalized
                                                                                   For capital             under prompt corrective
                                                         Actual                  adequacy purposes            action provisions
                                                   Amount        Ratio         Amount         Ratio          Amount         Ratio
------------------------------------------------------------------------------------------------------------------------------------
As of December 31, 2000: Total capital (to risk-weighted assets):

    First Mutual Bancshares, Inc.               $ 51,456,521     11.46%     $ 35,907,943     >= 8.00%          n/a             n/a
    First Mutual Bank                             51,593,661     11.50%       35,906,726     >= 8.00%     $ 44,883,407     >= 10.00%

 Tier I capital (to risk-weighted assets):

    First Mutual Bancshares, Inc.                 45,845,904     10.21%       17,953,972     >= 4.00%          n/a            n/a
    First Mutual Bank                             45,983,235     10.25%       17,953,363     >= 4.00%       26,930,044     >= 6.00%

 Tier I capital (to average assets):

    First Mutual Bancshares, Inc.                 45,845,904      7.18%       25,550,866     >= 4.00%          n/a            n/a
    First Mutual Bank                             45,983,235      7.20%       25,537,869     >= 4.00%       31,922,336     >= 5.00%

                        Note 12 continued on next page.

                                    |page 38

FIRST MUTUAL BANCSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 - STOCKHOLDERS' EQUITY AND REGULATORY CAPITAL REQUIREMENTS (CONTINUED)

                                                                                                           To be well capitalized
                                                                                   For capital             under prompt corrective
                                                         Actual                  adequacy purposes            action provisions
                                                   Amount        Ratio         Amount         Ratio          Amount         Ratio
------------------------------------------------------------------------------------------------------------------------------------
As of December 31, 1999:
 Total capital (to risk-weighted assets):

    First Mutual Bancshares, Inc.               $ 45,102,020     11.08%     $ 32,560,672     >= 8.00%          n/a             n/a
    First Mutual Bank                             45,161,792     11.10%       32,555,563     >= 8.00%     $ 40,694,453     >= 10.00%
 Tier I capital (to risk-weighted assets):

    First Mutual Bancshares, Inc.                 40,014,415      9.83%       16,280,336     >= 4.00%          n/a             n/a
    First Mutual Bank                             40,074,985      9.85%       16,277,781     >= 4.00%       24,416,672     >=  6.00%
 Tier I capital (to average assets):

    First Mutual Bancshares, Inc.                 40,014,415      7.02%       22,794,065     >= 4.00%          n/a             n/a
    First Mutual Bank                             40,074,985      7.03%       22,787,911     >= 4.00%       28,484,889     >=  5.00%

The holding company is not subject to any written agreement, order, capital directive, or prompt corrective action directive issued by the FDIC to meet and maintain a specific capital level.

NOTE 13 - EARNINGS PER SHARE

The following is a reconciliation of the numerators and denominators of the basic and diluted earnings per share computations:

                                                        Income        Shares(1) Per share(1)
                                                     (numerator)    (denominator)  amount
----------------------------------------------------------------------------------------
Year ended December 31, 2000:
 Basic EPS:
    Income available to common shareholders          $ 6,599,000     4,670,749     $1.41
                                                                                   =====
 Effect of dilutive stock options                           --          67,912
                                                     -----------     ---------
 Diluted EPS:
    Income available to common shareholders
      plus assumed stock options exercise            $ 6,599,000     4,738,661     $1.39
                                                     ===========     =========     =====

Year ended December 31, 1999:
 Basic EPS:
    Income available to common shareholders          $ 6,000,348     4,675,654     $1.28
                                                                                   =====
 Effect of dilutive stock options                           --          83,622
                                                     -----------     ---------
 Diluted EPS:
    Income available to common shareholders
      plus assumed stock options exercise            $ 6,000,348     4,759,276     $1.26
                                                     ===========     =========     =====

Year ended December 31, 1998:
 Basic EPS:
    Income available to common shareholders          $ 5,207,696     4,637,340     $1.12
                                                     ===========     =========     =====

 Effect of dilutive stock options                           --         122,775
                                                     -----------     ---------
 Diluted EPS:
    Income available to common shareholders
      plus assumed stock options exercise            $ 5,207,696     4,760,115     $1.09
                                                     ===========     =========     =====

(1) Shares and EPS have been adjusted for a 10% stock dividend paid May 5, 1999.

                                    |page 39

FIRST MUTUAL BANCSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14 - OTHER OPERATING EXPENSES

Salaries and employee benefits consisted of the following for the years ended December 31:

                                                         2000            1999           1998
-----------------------------------------------------------------------------------------------
Salaries and employee benefits incurred              $ 8,114,255     $ 8,795,576    $ 9,122,196
Amounts deferred with loan origination fees             (961,768)     (1,494,686)    (1,622,048)
                                                     -----------     -----------    -----------
                                                     $ 7,152,487     $ 7,300,890    $ 7,500,148
                                                     ===========     ===========    ===========

Direct costs of originating loans are deferred and capitalized with the related loan origination fees collected. Deferral of costs varies directly with the volume of loan originations.

NOTE 15 - RETIREMENT PLAN AND TRUST

The Bank has a 401(k) retirement plan and trust for employees. All employees who have completed one year of service and meet the minimum hours-worked requirement are eligible for the plan. The Bank funds the annual cost of the plan as accrued. Employees may contribute up to 12% of their salaries to the plan. The Bank matches 75% of the employees' contributions up to 6% of the employees' compensation. At plan year-end, the Bank contributes an additional 3% of the employees' compensation. Participants are fully vested in employer contributions to the plan upon six years of employment.

The Bank's contributions to the 401(k) retirement plan and trust were $355,604, $356,087, and $320,971 for the years ended December 31, 2000, 1999, and 1998, respectively. There were no significant changes in the rate of contributions to the plan between those years.

NOTE 16 - EMPLOYEE STOCK OWNERSHIP PLAN

In 1985, the Company established an ESOP to provide benefits to all employees who have completed one year of service and meet the minimum hours-worked requirement. The plan is noncontributory on the part of the participants and provides for full vesting upon completion of five years of service. The plan provides for the distribution of accumulated benefits to the employees or their beneficiaries upon death, termination, or retirement. The Company loaned the ESOP's trustee $200,000 for the purchase of the Company's common stock at the initial offering price in 1985. During 1990, the Company's Board of Directors authorized the trustee to borrow an additional $1,464,375 from the Company to purchase 139,600 more shares (unadjusted for subsequent stock dividends and stock splits) of the Company's common stock in the open market. Shares of stock are allocated to employees as the loans are repaid. The outstanding loan balance at December 31, 2000, was $97,821.

Shares held by the ESOP at December 31 2000, were as follows:

                                                                  Average
                                   Number       Price range        price
                                  of shares      per share       per share
--------------------------------------------------------------------------
 Allocated

     Vested                        303,120
     Non-vested                     13,745
                                   -------
                                   316,865     $1.20  -  $4.63     $2.92
 Non-allocated                      26,298
                                   -------
                                   343,163
                                   =======

Contributions to the ESOP during the years ended December 31, 2000, 1999, and 1998 were $99,556, $77,312, and $65,109, respectively.

                                    |page 40

FIRST MUTUAL BANCSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17 - STOCK OPTION PLAN

The Company has a stock option plan for directors and employees. Options have a term of six or ten years and are granted at fair market value on the grant date. The Company's Board of Directors determines vesting of the options. Options generally become exercisable in one or more installments during their term, and the right to exercise may be cumulative. At December 31, 2000, 666,494 shares of common stock, adjusted for stock dividends, were available for grant under the plan. A total of 269,381 shares are currently exercisable at December 31, 2000. All schedules presented in this footnote are adjusted for stock dividends and stock splits.

A summary of the Company's stock option plan at December 31, 2000, 1999, and 1998, and changes during the years ended on those dates is presented below:

                                                                     Range of         Weighted average     Weighted average
                                                     Shares       exercise price*      exercise price*      fair value*
------------------------------------------------------------------------------------------------------------------------------------
 BALANCE, January 1, 1998                           356,917      $3.38 - $10.98          $    5.42
 Exercisable at year-end: 167,906 shares                                                      3.95
   Options granted                                  114,664       1585 - 15.91               15.89            $   4.97
   Options exercised                               (134,252)      3.38 - 7.16                 4.05
   Options terminated                                (1,096)      7.16 - 15.85               10.06
                                                    -------

 BALANCE, December 31, 1998                         336,233       3.38 - 15.91                9.52
 Exercisable at year-end: 96,259 shares                                                       4.53
   Options granted                                   62,300          12.38                   12.38                5.34
   Options exercised                                 (9,378)      4.43 - 10.98                4.80
   Options terminated                                (3,333)      7.16 - 15.85               12.20
                                                    -------

 BALANCE, December 31, 1999                         385,822       3.38 - 15.91               10.07
 Exercisable at year-end: 200,708 shares                                                      7.13
   Options granted                                   47,750           9.75                    9.75                3.97
   Options exercised                                 (8,650)      4.31 - 10.98                5.13
   Options terminated                                (4,562)      7.16 - 15.85               11.96
                                                    -------

 BALANCE, December 31, 2000                         420,360       3.38 - 15.91               10.11
 Exercisable at year-end: 269,381 shares            =======                                   9.00
 *per share

The following table summarizes information about stock options outstanding at December 31, 2000:

                                       Options outstanding                                        Options exercisable
------------------------------------------------------------------------------------------------------------------------------------
    Range of                          Number of      Weighted average    Weighted average        Number of         Weighted average
    exercise price*              shares utstanding    exercise price*     remaining life     shares exercisable     exercise price*
------------------------------------------------------------------------------------------------------------------------------------
    $3.00 - $6.00                    116,613            $   4.23            4.6 years             116,613              $   4.23
     6.01 -  9.00                     40,357                7.16            5.5 years              40,357                  7.16
     9.01 - 12.00                     90,880               10.34            8.1 years              29,645                 10.98
    12.01 - 15.00                     60,050               12.38            8.5 years                   -                     -
    15.01 - 18.00                    112,460               15.89            4.9 years              82,766                 15.90
                                     -------                                                      -------
                                     420,360            $  10.11            6.1 years             269,381              $   9.00
                                     =======                                                      =======
* per share

The Company applies Accounting Principles Board Opinion No. 25 and related interpretations in accounting for its stock option plan. Accordingly, no compensation cost has been recognized for its stock option plan for the years ended December 31, 2000, 1999, and 1998. Had compensation cost for the Company's stock option plan been determined based on the fair value at the grant dates for awards under those plans consistent with the method of SFAS No. 123, the Company's net income and earnings per share for the years ended December 31, 2000, 1999, and 1998, would have been reduced to the pro forma amounts indicated below:

                                                     2000                      1999                       1998
----------------------------------------------------------------------------------------------------------------
Net income:
 As reported                                    $ 6,599,000               $ 6,000,348                $ 5,207,696
 Pro forma                                        6,388,782                 5,781,149                  5,038,625

Basic earnings per common share:
 As reported                                          $1.41                     $1.28                      $1.12
 Pro forma                                             1.38                      1.24                       1.09

Earnings per common share - assuming dilution:
 As reported                                          $1.39                     $1.26                      $1.09
 Pro forma                                             1.35                      1.22                       1.06

                        Note 17 continued on next page.

                                    |page 41

FIRST MUTUAL BANCSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17 - STOCK OPTION PLAN (CONTINUED)

The compensation expense included in the pro forma net income and net income per share figures in the previous table are not likely to be representative of the effect on reported net income for future years because options vest over several years and additional awards generally are made each year.

The fair value of options granted under the Company's stock option plan was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used: Annual dividend yield of 2.05% for 2000, 1.62% for 1999, and 3.14% for 1998; expected volatility of 34% for 2000, 35% for 1999, and 33% for 1998; and expected lives of 8.1 years for 2000,
8.1 years for 1999, and 6.5 years for 1998. The risk-free interest rate assumptions were 6.29%, 6.00%, and 5.79% for 2000, 1999, and 1998, respectively.

NOTE 18 - CONTINGENCIES

In the normal course of business, the Company has various legal claims and other contingent matters outstanding. Management believes that any ultimate liability arising from these actions will not have a material adverse effect on the Company's financial condition or results of operations.

NOTE 19 - FAIR VALUE OF FINANCIAL INSTRUMENTS

The following disclosure of the estimated fair value of financial instruments is made in accordance with the requirements of SFAS No. 107, DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS. The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. However, considerable judgment is necessary to interpret market data in the development of the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts. The estimated fair value of financial instruments is as follows at December 31, 2000 and 1999 (in thousands):

                                                              2000                                        1999
                                             ---------------------------------------------------------------------------------------
                                                           Estimated       Favorable                   Estimated      Favorable
                                              Carrying       fair        (unfavorable)    Carrying       fair       (unfavorable)
                                                value        value         variance        value         value        variance
------------------------------------------------------------------------------------------------------------------------------------
Assets:
 Cash and cash equivalents                   $   6,999    $   6,999        $      -       $  3,865      $  3,865      $      -
 Securities available-for-sale                  38,648       38,648               -         17,375        17,375             -
 Loans held-for-sale                            15,774       15,774               -          2,710         2,710             -

 Mortgage-backed and other securities
    held-to-maturity                            85,042       84,632            (410)        88,056        85,440        (2,616)
 Loans receivable                              473,776      474,117             341        451,671       452,358           687
 Accrued interest receivable                     4,666        4,666               -          3,841         3,841             -
 Mortgage servicing portfolio                      145          955             810            110           393           283
 FHLB stock                                      7,749        7,749               -          7,020         7,020             -
                                                                           --------                                   --------
           Favorable (unfavorable) variance                                     741                                     (1,646)
                                                                           --------                                   --------
Liabilities:
 Demand, savings and money market deposits     105,280      105,280               -        110,858       110,858             -
 Time deposits                                 352,212      352,620            (408)       289,316       289,114           202
 Drafts payable                                  1,300        1,300               -          1,381         1,381             -
 Advance payments by borrowers
    for taxes and insurance                      1,484        1,484               -          1,589         1,589             -
 Short-term FHLB advances                       85,362       85,432             (70)       113,587       112,390         1,197
 Long-term FHLB advances                        47,673       47,712             (39)        20,650        20,433           217
 Other advances                                    250          250               -            250           250             -
                                                                           --------                                   --------
           Favorable (unfavorable) variance                                    (517)                                     1,616
                                                                           --------                                   --------
Off-balance-sheet financial instruments:
 Commitments to sell loans                                                     (244)                                         7
                                                                           --------                                   --------
           Favorable (unfavorable) variance                                    (244)                                         7
                                                                           --------                                   --------
Net favorable (unfavorable) variance                                       $    (20)                                  $    (23)
                                                                           ========                                   ========

                        Note 19 continued on next page.

                                    |page 42

FIRST MUTUAL BANCSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 19 - FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)

Fair value estimates, methods and assumptions are set forth below for the Company's financial and off-balance-sheet instruments.

SECURITIES, LOANS HELD-FOR-SALE AND COMMITMENTS TO SELL LOANS: The fair value of securities and loans receivable held-for-sale, and forward commitments, are based on quoted market rates and dealer quotes.

LOANS RECEIVABLE: For variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values. The fair value of the loans that have fixed interest rates or variable rates which do not reprice frequently are estimated using discounted cash flow analysis, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. The fair value of non-performing loans is estimated using discounted cash flow analysis and using applicable risk adjusted spreads to the contractual interest rates applicable to each category of loan.

No adjustment was made to the market interest rates for changes in credit of performing loans for which there are no known credit concerns. Management believes that the risk factor embedded in the market interest rates, along with the general reserves applicable to the loan portfolio for which there are no known credit concerns, results in a fair valuation of such loans.

DEPOSIT LIABILITIES: Under SFAS No. 107, the fair value of deposits with no stated maturity, such as noninterest-bearing demand deposits, savings, NOW accounts, and money market and checking accounts, is equal to the amount payable on demand. The fair value of time deposits is based on the discounted value of contractual cash flows. The discount rate is estimated using market rates for deposits of similar maturity of the top 25 local deposit-ranked institutions.

FHLB AND OTHER ADVANCES: The fair value of FHLB advances and other borrowings is estimated based on discounting the estimated future cash flows using rates currently available to the Company for debt with similar remaining maturities.

OTHER: The carrying value of other financial instruments has been determined to be a reasonable estimate of their fair value.

MORTGAGE SERVICING PORTFOLIO: The carrying value of the mortgage servicing portfolio is mortgage servicing rights as defined by SFAS No. 125. The fair value of the mortgage servicing portfolio represents the fair value of the total servicing portfolio, and is based upon a valuation model that calculates the present value of future cash flows.

COMMITMENTS TO ORIGINATE LOANS: Based on the short terms of these instruments, the unrealized gains or losses are expected to be insignificant.

LIMITATIONS: The fair value estimates presented herein are based on pertinent information available to management as of December 31, 2000 and 1999. Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since that date, and therefore, current estimates of fair value may differ significantly from the amounts presented herein.

NOTE 20 - SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

                                                                     Year ended December 31, 2000
                                            ----------------------------------------------------------------------------
                                                First          Second           Third           Fourth
                                               quarter         quarter         quarter         quarter          Total
------------------------------------------------------------------------------------------------------------------------
Interest income                             $ 11,990,828    $ 12,451,916    $ 13,215,156    $ 13,771,248    $ 51,429,148
Interest expense                               6,913,986       7,395,895       8,023,212       8,586,313      30,919,406
                                            ------------    ------------    ------------    ------------    ------------
Net interest income                         $  5,076,842    $  5,056,021    $  5,191,944    $  5,184,935    $ 20,509,742
                                            ============    ============    ============    ============    ============
Provision for loan losses                   $    130,000    $    100,000    $     50,000    $    250,000    $    530,000
                                            ============    ============    ============    ============    ============
Other operating income and expenses, net    $ (2,453,502)   $ (2,512,672)   $ (2,603,491)   $ (2,432,014)   $(10,001,679)
                                            ============    ============    ============    ============    ============
Net income                                  $  1,647,296    $  1,615,726    $  1,679,616    $  1,656,362    $  6,599,000
                                            ============    ============    ============    ============    ============
Basic earnings per share                    $       0.35    $       0.35    $       0.36    $       0.35    $       1.41
                                            ============    ============    ============    ============    ============
Earnings per share assuming dilution        $       0.35    $       0.34    $       0.35    $       0.35    $       1.39
                                            ============    ============    ============    ============    ============
Weighted average shares outstanding            4,669,507       4,670,907       4,671,286       4,671,286       4,670,749
                                            ============    ============    ============    ============    ============
Weighted average shares outstanding
 including effect of dilutive stock options    4,734,291       4,733,959       4,734,309       4,752,016       4,738,661
                                            ============    ============    ============    ============    ============

                        Note 20 continued on next page.

                                    |page 43

FIRST MUTUAL BANCSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20 - SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED) (CONTINUED)

                                                                       Year ended December 31, 1999
                                            ----------------------------------------------------------------------------
                                                First           Second          Third           Fourth
                                               quarter         quarter         quarter         quarter         Total
------------------------------------------------------------------------------------------------------------------------
Interest income                             $ 10,022,420    $ 10,260,648    $ 10,688,844    $ 11,346,578    $ 42,318,490
Interest expense                               5,479,790       5,579,946       5,857,199       6,376,429      23,293,364
                                            ------------    ------------    ------------    ------------    ------------
Net interest income                         $  4,542,630    $  4,680,702    $  4,831,645    $  4,970,149    $ 19,025,126
                                            ============    ============    ============    ============    ============
Provision for loan losses                   $    150,000    $    285,000    $    250,000    $    120,000    $    805,000
                                            ============    ============    ============    ============    ============
Other operating income and expenses, net    $ (2,229,970)   $ (2,170,760)   $ (2,239,600)   $ (2,498,641)   $ (9,138,971)
                                            ============    ============    ============    ============    ============
Net income                                  $  1,429,055    $  1,470,159    $  1,547,445    $  1,553,689    $  6,000,348
                                            ============    ============    ============    ============    ============
Basic earnings per share                    $       0.31    $       0.31    $       0.33    $       0.33    $       1.28
                                            ============    ============    ============    ============    ============
Earnings per share assuming dilution        $       0.30    $       0.31    $       0.32    $       0.33    $       1.26
                                            ============    ============    ============    ============    ============
Weighted average shares outstanding            4,671,758       4,672,243       4,679,239       4,679,256       4,675,654
                                            ============    ============    ============    ============    ============
Weighted average shares outstanding
 including effect of dilutive stock options    4,761,876       4,760,023       4,759,307       4,755,777       4,759,276
                                            ============    ============    ============    ============    ============

NOTE 21 - SEGMENTS

The Company is organized based on the products and services that it offers. Under this organizational structure, the Company has three reportable segments: consumer banking, residential lending and commercial lending.

o Consumer banking offers depositor banking services, home equity lending, direct consumer loans, and consumer dealer financing contracts.

o Residential lending offers conventional or government-insured loans to borrowers to purchase, refinance, or build homes, secured by one-to-four-unit family dwellings. Embedded within the residential lending segment is a mortgage banking operation, which sells loans in the secondary mortgage market. The mortgage banking operation may choose to retain or sell the right to service the loans sold (i.e., collection of principal and interest payments) depending upon market conditions.

o Commercial lending offers permanent and interim (construction) loans for multifamily housing (over four units), commercial real estate properties, and loans to small- and medium-sized businesses for financing inventory, accounts receivables, and equipment, among other things. The underlying real estate collateral or business asset being fnanced typically secures these loans.

These segments are managed separately because each business requires different processes and different marketing strategies to reach the customer base that buys those products and services. All three segments derive a majority of their revenue from interest, and management relies primarily on net interest revenue in managing these segments. No single customer provides more than 10% of the Company's revenues.

BASIS OF ACCOUNTING FOR REPORTABLE SEGMENTS: Starting in 1997, the Company adopted business unit profitability reporting, which measures the performance of segments as self-standing business entities. As self-standing entities, the segments have full income-allocated and cost-burdened profit and loss statements. Except for the allocations and the funds transfer-pricing mechanism described below, the accounting policies for the segments are the same as those described in the Summary of Significant Accounting Policies.

     Allocations and funds transfer-pricing mechanism:

o Operating income and expenses are allocated to segments whenever they can be directly attributed to their activities. Indirect income and overhead costs are credited or charged to the segments whenever they are specifically identified as providers or users of the ancillary internal service, or are allocated based on some common denominator. For certain services, inter-segment user fees are assessed at agreed-upon prices.

o A funds transfer-pricing method has been utilized to allocate interest income for the deposits held in the branch banks. The deposit-gathering activities contribute to the profitability by reducing borrowing costs. The deposits are therefore presumed to generate revenues for consumer banking through reinvestments in low-risk securities (inferred interest-earning assets). The interest earnings are calculated using an internal, proxy-market interest rate. The loan-producing units in the residential, commercial, and consumer segments are also presumed to borrow money to fund their loans using an internal, proxy-market interest rate.

o Equity capital commensurate with the risk weight of segment assets has been allocated to simulate the operating capital level required by the Bank's regulators. The allocated capital provides the segments with interest-free funding.

                        Note 21 continued on next page.

                                    |page 44

FIRST MUTUAL BANCSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21 - SEGMENTS (CONTINUED)

Financial information for the Company's segments is shown below for the:

                                                                         Years ended December 31,
                                                 ------------------------------------------------------------------------
                                                                Consumer       Residential     Commercial
                                                                Banking         Lending         Lending         Totals
-------------------------------------------------------------------------------------------------------------------------
Revenues from external customers                 2000        $ 11,488,702    $  7,055,364    $ 33,160,763    $ 51,704,829
                                                 1999           9,087,676       8,462,124      26,782,327      44,332,127
                                                 1998           6,521,653      10,718,074      24,156,802      41,396,529

Revenues from other segments                     2000          19,040,334         330,180       1,882,085      21,252,599
                                                 1999          17,373,355         303,320       1,634,108      19,310,783
                                                 1998          21,051,822         428,300       1,482,378      22,962,500

Total revenues                                   2000          30,529,036       7,385,544      35,042,848      72,957,428
                                                 1999          26,461,031       8,765,444      28,416,435      63,642,910
                                                 1998          27,573,475      11,146,374      25,639,180      64,359,029

Net interest revenue                             2000           5,605,893       1,844,905      13,010,025      20,460,823
                                                 1999           6,418,249       1,739,501      10,155,577      18,313,327
                                                 1998           6,446,931       1,967,849       8,838,699      17,253,479

Income/(loss) before federal income taxes        2000            (134,055)        518,351      10,053,919      10,438,215
                                                 1999             877,327       1,537,276       7,173,600       9,588,203
                                                 1998           1,565,589       2,017,212       6,025,083       9,607,884

Total assets                                     2000         470,524,723      91,172,665     382,409,561     944,106,949
                                                 1999         413,124,784     106,367,487     337,945,234     857,437,505
                                                 1998         414,809,598     107,019,912     274,234,989     796,064,499

Revenues from external customers is comprised of interest income and other operating income. Revenues from other segments include the interest-free benefit of allocated equity capital, the interest revenue from the inferred earning assets on branch deposits,and inter-segment user fees and charges.

                         Note 21 continued on next page

                                    |page 45

FIRST MUTUAL BANCSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21 - SEGMENTS (CONTINUED)

Reconciliations of segment data to the Company consolidated financial statements are shown in the table below. The amounts for the segments differ from the actual consolidated financial statements due to the use of internal, proxy-market interest rates, and various methods for allocating costs. The provision for loan losses and the reserve for loan losses have not been allocated to the segments. Total segment assets include inferred interest-earning assets on branch deposits, which are essentially the same assets from the lending segments, but credited with a proportionate interest yield.

                                                                                Years ended December 31,
                                                                      -------------------------------------------
                                                                           2000           1999           1998
-----------------------------------------------------------------------------------------------------------------
TOTAL REVENUES FOR YEAR ENDED DECEMBER 31:
 Segment total revenues                                               $ 72,957,428    $ 63,642,910   $ 64,359,029
 Back out or add back:
    Revenues from other segments                                       (21,252,599)    (19,310,783)   (22,962,500)
    Revenues of administrative departments netted against
      overhead costs and reallocated as net costs                        1,814,416         934,543      1,048,513
                                                                      ------------    ------------   ------------
      Consolidated total revenues                                     $ 53,519,245    $ 45,266,670   $ 42,445,042
                                                                      ============    ============   ============

NET INTEREST REVENUE FOR YEAR ENDED DECEMBER 31:
 Segment net interest revenue $                                         20,460,823    $ 18,313,327   $ 17,253,479
 Back out or add back:
    Difference between actual interest expense and
      inter-segment funding allocation                                    (663,507)         51,974       (653,030)
    Interest revenues of administrative departments netted
      against overhead costs and reallocated as net costs                  712,426         659,393        795,913
                                                                      ------------    ------------   ------------
      Consolidated net interest income                                $ 20,509,742    $ 19,024,694   $ 17,396,362
                                                                      ============    ============   ============

INCOME BEFORE FEDERAL INCOME TAXES FOR YEAR ENDED DECEMBER 31:
 Segment pre-tax income                                               $ 10,438,215    $  9,588,203   $  9,607,884
 Back out or add back:
    Unallocated loan loss provision                                       (530,000)       (762,475)      (750,000)
    Difference between actual total funding cost
      and total inter-segment funding allocation                            69,848         426,795        (81,573)
    Unallocated net expenses of administrative departments                       -        (171,368)      (887,081)
                                                                      ------------    ------------   ------------
      Consolidated pre-tax income                                     $  9,978,063    $  9,081,155   $  7,889,230
                                                                      ============    ============   ============

TOTAL ASSETS AS OF DECEMBER 31:
 Segment total assets                                                 $ 44,106,949    $857,437,505   $796,064,499
 Back out or add back:
    Inferred inter-segment interest-earning assets on
      branch deposits                                                 (301,419,621)   (274,549,327)  (308,525,629)
    Unallocated reserve for loan loss                                   (6,729,166)     (6,309,268)    (5,569,431)
    Unallocated non-earning assets of administrative departments         7,273,304       4,537,396      7,260,700
                                                                      ------------    ------------   ------------
      Consolidated total assets                                       $643,231,466    $581,116,306   $489,230,139
                                                                      ============    ============   ============

NOTE 22 - SUBSEQUENT EVENTS

The Bank sold virtually all of its residential servicing portfolio in January 2001. This sale consisted of $78 million in residential servicing rights. The Bank recorded a pre-tax gain on this sale of $810,000. Servicing fee income that was previously derived from the servicing portfolio is expected to decline by approximately $25,000 per month.

Included in deposits are accounts of approximately $2,150,000 at December 31, 2000, which are controlled by members of the Board of Directors and management.

                                    |page 46

FIRST MUTUAL BANCSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 23 - PARENT COMPANY ONLY FINANCIAL STATEMENTS

Summary of condensed parent company financial information for First Mutual Bancshares, Inc. for December 31, 2000 and 1999 (in thousands):

                                                           December 31,
                                                 -------------------------------
STATEMENT OF FINANCIAL CONDITION                      2000             1999
--------------------------------------------------------------------------------
ASSETS

Cash                                             $        290      $        533
Investment in subsidiaries                             46,055            39,397
Other assets                                              260                64
                                                 ------------      ------------
Total assets                                     $     46,605      $     39,994
                                                 ============      ============
--------------------------------------------------------------------------------
LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:
 Borrowings                                      $        250      $        250
 Other liabilities                                        438               408
                                                          688               658
Stockholders' equity                                   45,917            39,336
                                                 ------------      ------------
Total liabilities and stockholders' equity       $     46,605      $     39,994
                                                 ============      ============


                                                     Years Ended December 31,
                                                 -------------------------------
STATEMENT OF INCOME                                   2000             1999
--------------------------------------------------------------------------------
INCOME

 Equity in undistributed net income
   from subsidiaries                             $      6,864      $      6,124
                                                 ------------      ------------
OTHER EXPENSE
 Compensation and employee benefits                       214                 3
 Other operating expense                                  187               185
                                                 ------------      ------------
    Total expenses                                        401               188
                                                 ------------      ------------
    Income before federal income taxes                  6,463             5,936
FEDERAL INCOME TAX BENEFIT                                136                64
                                                 ------------      ------------
NET INCOME                                       $      6,599      $      6,000
                                                 ============      ============


                                                     Years Ended December 31,
                                                 -------------------------------
STATEMENT OF CASH FLOWS                               2000             1999
--------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES

 Net Income                                      $      6,599      $      6,000
 Adjustments to reconcile net cash from
  operating activities
    Equity in undistributed earnings of
      subsidiaries                                     (6,864)           (6,124)
    Increase in other assets                             (188)              (64)
    Increase in other liabilities                          29               174
                                                 ------------      ------------
      Net cash provided (used) by operating
        activities                                       (424)              (14)
                                                 ------------      ------------
CASH FLOWS FROM INVESTING ACTIVITIES

 Dividends received from subsidiaries                     960               400
                                                 ------------      ------------
CASH FLOWS FROM FINANCING ACTIVITIES
 Proceeds from advances                                     -               250
 Dividends paid                                          (934)                -
 Proceeds from exercise of stock options                   44                 -
 Repurchase of common stock                              (102)             (103)
 Repayment of Employee Stock Ownership Plan debt          213                 -
                                                 ------------      ------------
      Net cash provided (used) by financing
        activities                                       (779)              147
                                                 ------------      ------------
NET INCREASE (DECREASE) IN CASH AND CASH
  EQUIVALENTS                                            (243)              533
CASH, beginning of year                                   533                 -
                                                 ------------      ------------
CASH, end of year                                $        290      $        533
                                                 ============      ============
                                    |page 47

INDEPENDENT AUDITOR'S REPORT

Board of Directors

First Mutual Bancshares, Inc. and Subsidiaries

We have audited the accompanying consolidated statements of financial condition of First Mutual Bancshares, Inc. and Subsidiaries (the Company) as of December 31, 2000, and the related consolidated statements of income, stockholders' equity and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. The financial statements of the Company as of and for the years ended December 31, 1999 and 1998, were audited by other auditors whose report dated January 28, 2000, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accunting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial condition of the Company as of December 31, 2000, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.


/s/ Moss Adams LLP
--------------------
Moss Adams LLP
Everett, Washington
January 23, 2001

CHANGE OF ACCOUNTANTS
Effective September 19, 2000, the Company dismissed Deloitte & Touche LLP as the Company's independent accountants and engaged Moss Adams LLP as its new independent accountants. The decision to change the Company's accounting firm was approved by the Company's Audit Committee of the Board of Directors as empowered by the Board of Directors. Deloitte & Touche reports on the Company's financial statements for the 1998 and 1999 fiscal years contained no adverse opinion or disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principles.

During the Company's last two fiscal years and the subsequent interim periods to the date of the change of accountants, there were no material disagreements between the Company and Deloitte & Touche on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Deloitte & Touche, would have caused them to make reference to the subject matter of the disagreements in connection with their report on the financial statements.

The Company requested that Deloitte & Touche furnish a letter addressed to the Securities and Exchange Commission stating whether it agrees with the above statements. A copy of such letter, dated September 20, 2000, was filed as an exhibit to the Company's Form 8-K.

Effective September 19, 2000, the Company engaged the accounting firm of Moss Adams LLP as its new independent accountants.

BOARD OF DIRECTORS

F. Kemper Freeman, Jr. Chairman of First Mutual Bancshares, Inc., Chairman and Chief Executive Officer of Bellevue Square Managers, Inc. and Kemper Development Co.

H. Scott Wallace Vice Chairman of First Mutual Bancshares, Inc., Retired dairy farm owner and operator

John R. Valaas President and Chief Executive Officer of First Mutual Bancshares, Inc. and First Mutual Bank

James J. Doud, Jr. Business consultant and former Executive Vice President and Chief Operating Officer of Matthew G. Norton Co.

Mary Case Dunnam Active volunteer in various community groups and homemaker

Janine Florence President of Property Development Corp.

Victor E. Parker President of Parker Smith & Feek, Inc.

George W. Rowley, Jr. Chairman and Chief Executive Officer of Rowley Enterprises, Inc.

Richard S. Sprague Vice President and Secretary of Bellevue Square Managers,
Inc.

Robert C. Wallace Managing Partner of Wallace Properties Group and Chairman of Wallace Properties, Inc.

                                    |page 48

GENERAL INFORMATION

BANCSHARES OFFICERS
President
John R. Valaas
Chief Executive Officer
Executive Vice President
Roger A. Mandery
Chief Financial Officer
Executive Vice President
James R. Boudreau
Vice President
Kari A. Stenslie
Controller
Corporate Secretary
Phyllis A. Easterlin

BANK EXECUTIVE OFFICERS
President
John R. Valaas
Chief Executive Officer
Executive Vice President
Roger A. Mandery
Chief Financial Officer
Executive Vice President
James R. Boudreau
Chief Credit Officer
Senior Vice President
Robin R. Carey
Operations and Administration
Senior Vice President
Scott B. Harlan
Residential and Consumer Lending
Vice President
Kari A. Stenslie
Controller
Corporate Secretary
Phyllis A. Easterlin

FIRST MUTUAL BANCSHARES, INC.,
AND FIRST MUTUAL BANK
CORPORATE HEADQUARTERS
AND MAIN OFFICE
400 - 108th Avenue NE
Bellevue, Washington  98004
(425) 455-7300
(425) 453-5302 Fax
www.firstmutual.com

ANNUAL MEETING
The annual meeting is scheduled to be held April 26, 2001, 3 p.m., at the Hyatt Regency Bellevue, 900 Bellevue Way NE, Bellevue, Washington.

TRANSFER AGENT AND REGISTRAR
Mellon Investor Services LLC
Shareholder Relations
P.O. Box 3315
South Hackensack, NJ  07606
(800) 522-6645
www.chasemellon.com

INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS
Moss Adams LLP

LEGAL COUNSEL
Foster Pepper & Shefelman PLLC

INVESTOR RELATIONS COUNSEL
The Cereghino Group
5333 15th Avenue S, Suite 1500
Seattle, Washington  98108
(206) 762-0993

FORM 10-K
A copy of the Form 10-K as filed with the Securities and Exchange Commission will be furnished to shareholders upon written request to the Secretary, First Mutual Bancshares, Inc., P.O. Box 1647, Bellevue, WA 98009-1647.

You may also contact us through our Web site: www.firstmutual.com.

FIRST MUTUAL BANK OFFICES
Ballard
2038 NW Market Street
Seattle, Washington  98107
(206) 706-0894

Bellevue Financial Center
400 - 108th Avenue NE
Bellevue, Washington  98004
(425) 453-2801

Bellevue West
10001 NE 8th Street
Bellevue, Washington  98004
(425) 453-9434

Bellingham
1100 Harris Street
Bellingham, Washington  98225
(360) 714-0433

Crossroads
15635 NE 8th Street
Bellevue, Washington  98008
(425) 644-4214

Issaquah
855 Rainier Boulevard N
Issaquah, Washington  98027
(425) 392-2673

Kirkland
278 Central Way
Kirkland, Washington  98033
(425) 893-9232

Monroe
19265 State Route 2
Monroe, Washington  98272
(360) 794-8686

Redmond
16900 Redmond Way
Redmond, Washington  98052
(425) 883-4700

West Seattle
4520 California Avenue SW
Seattle, Washington  98116
(206) 932-6299

LOAN PRODUCTION OFFICE
Tacoma
2323 N 31st Street, Suite 200
Tacoma, Washington  98403
(253) 759-3559

                            -----------------------
                            FIRST MUTUAL BANCSHARES
                            -----------------------
                                  Incorporated

                              400 - 108th Avenue NE
                           Bellevue, Washington 98004
                                 (425) 455-7300