Form 10-K405, Exhibit 13
period 2001-12-31
FIRST MUTUAL BANCSHARES INC
filed 2002-03-28
CIK 1098337

EXHIBIT 13
                                                                      ----------





                                   EXHIBIT 13

                       2001 ANNUAL REPORT TO SHAREHOLDERS

                               2001 ANNUAL REPORT

                                  FIRST MUTUAL

                            BANCSHARES, INCORPORATED


                                   [PHOTO'S]

FINANCIAL HIGHLIGHTS
                                        2001            2000            1999            1998
-----------------------------------------------------------------------------------------------
Total assets                      $ 678,348,551   $ 643,231,466   $ 581,116,306   $ 489,230,139
Net income                        $   6,922,131   $   6,599,000   $   6,000,348   $   5,207,696
Net interest income*              $  20,962,380   $  19,979,742   $  18,220,126   $  16,646,746
Diluted earnings per share**      $        1.45   $        1.39   $        1.26   $        1.09
Book value per share**            $       11.00   $        9.83   $        8.42   $        7.42
Return on average assets                  1.05%           1.08%           1.12%           1.11%
Return on average equity                 14.14%          15.48%          16.22%          15.95%
Shares outstanding**                  4,725,966       4,671,286       4,672,636       4,672,003


* After provision for loan losses.
** Adjusted for a 10% stock dividend paid May 5,1999.

CORPORATE PROFILE

     First Mutual Bancshares, Inc. (the "Company") is based on the Eastside, the area immediately east of Seattle and Lake Washington that includes parts of King and Snohomish counties. It is the holding company for First Mutual Bank, its sole subsidiary. First Mutual Bank's primary lending market serves citizens of the Eastside and the I-5 corridor, which stretches from Bellingham, Washington, on the north to Tacoma, Washington, on the south. The 11 branches of this state-chartered, FDIC-insured bank are located in Bellevue (three), Ballard, Bellingham, Juanita, Kirkland, Redmond, Issaquah, Monroe and West Seattle. In addition, a commercial real estate loan production office is located in Tacoma, Washington, and a sales finance office in Florida.

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

     In 2001, the Company's net income increased 5% to $6.9 million, or $1.45 earnings per share, up from $6.6 million, or $1.39 earnings per share, in 2000. Net interest income for 2001 was $21.3 million, while deposits totaled $428.9 million, and total assets were $678.3 million at year-end 2001.

     The Company's common stock trades on The Nasdaq Stock Market under the symbol FMSB.

FOR ALL OF LIFE'S FIRSTS. For nearly 50 years, First Mutual Bank has served the banking needs of the Puget Sound community - by being there during the key events in our customers' lives. From our savings and loan roots, we've diversified to offer a blend of products and services to people at all stages of life: growing families, career changers, home owners, and those preparing for retirement. So you can count on First Mutual for day-to-day banking, operating a small business, financing a new home, making a commercial property investment for long-term security, and much more. Our dedicated staff ensures a meaningful banking experience, welcoming customers into our branches, fast expanding on the Eastside. Delivering the superior, personalized service and sound market knowledge our communities have come to expect, backed by the financial stability that comes from years of consistent earnings and a strong balance sheet. Because, more than just handling banking transactions, we believe in connecting with people, and making their lives richer.

                                    FIRST JOB

Whether you're earning your first dollar or starting your own business, First Mutual is there.










                                   [PHOTO'S]

LETTER TO SHAREHOLDERS

Dear Fellow Shareholder:

For the ninth consecutive year, we are pleased to report record earnings. First Mutual Bancshares, Inc., including its sole subsidiary, First Mutual Bank, earned $6.9 million in 2001, an increase of 5% over the prior year. Earnings per share rose 4% to $1.45, from $1.39 in 2000. Book value per share increased to $11.00 at year-end 2001, up from $9.83 at the end of 2000. The quarter ending December 31, 2001, marked First Mutual's 37th consecutive quarter of year-over-year earnings growth.

These record earnings were achieved in a year that saw the Federal Reserve's Open Market Committee (FOMC) drop interest rates 11 times. The rapid drop in rates adversely affected most lending institutions' net interest margins, including First Mutual's. Our net interest margin reached a low for the last several years of 3.23% in the third quarter. We are optimistic for margin improvement in 2002 after seeing our net interest margin rise to 3.50% in the fourth quarter of 2001.

CREDIT QUALITY

What prompted the FOMC's aggressive rate cuts were profound concerns about the nation's economy. The National Bureau of Economic Research has stated that the U.S. economy went into recession in March 2001. Economic slowdown causes problems for both businesses and individuals, which in turn causes concern among lenders about loan quality.

Fortunately, First Mutual has enjoyed solid credit quality. At the close of 2001, our non-performing assets as a percent of total assets were a very low ..08%. The lower this number, the better the loan quality.

                                    FIRST CAR

You can make all your dreams a reality with the help of First Mutual.







                                   [PHOTO'S]

At year-end 2001, we had $7 million in loan loss reserves, which is a very strong 14-times coverage of our December 31 level of non-performing loans.

Undoubtedly, some of our borrowers may experience difficulties in the course of 2002, even as the economy begins to recover. At First Mutual, we remain concerned about the health of both the local and the national economy, and believe our lending standards and portfolio quality leave us well positioned to address anticipated credit quality issues.

COMMERCIAL LENDING

As we have reported in past shareholder letters, we have substantially changed our asset composition during the past decade. In 1990, single-family home loans were 73% of the loan portfolio. At the end of 2001, they were less than 15%.

Commercial loans are the overwhelming majority of our loan portfolio today. On December 31, 2001, commercial real estate loans were 56.9% of the loan portfolio. At the same date, business banking loans had grown to account for 10.0% of our portfolio. Another fast-growing segment of the portfolio is consumer loans, which amounted to 7.9% of the loan portfolio at the end of fourth quarter 2001. The balance of the portfolio at year-end 2001 consisted of commercial construction loans (4.6%), single-family custom construction loans (4.1%), and single-family spec construction loans (2.0%).

Our asset structure closely resembles that of most commercial banks in our size range. In order to support our business growth objectives and accelerate the development of our commercial lending activities, we added a new member to our executive group in 2001. Rick Collette joined us as Executive Vice President and will manage the Commercial Banking Group, consisting of our Income Property and Business Banking departments. Rick brings 30 years of credit and marketing experience in the commercial market, most recently for a major national bank as chief credit officer for the Northwest.

                                   FIRST HOME

Make a home-sweet-home or property investment with First Mutual's lending programs.








                                   [PHOTO'S]

BRANCH EXPANSION AND REPOSITIONING

During 2001, we continued our strategy of internal growth and expansion. In August, we opened our 11th branch in Juanita, a community about 10 miles north of our Corporate Headquarters in Bellevue, and contiguous to Kirkland, where we opened our 10th branch in August 2000. The Juanita Branch features a concept that eliminates the traditional teller counter. Its design characteristics are similar to a quality retail store, creating an openness that has been well received by both new and existing customers. The goal is to provide an atmosphere more conducive to interaction between our sales staff and customers in order to foster greater cross sales of multiple bank products, as well as to provide better service.

Our branch strategy remains focused on developing a strong position in our home market, primarily on the east side of Lake Washington near our Bellevue Corporate Headquarters. Consistent with this strategy, we have announced the closure of our Bellingham Branch (effective March 31, 2002). The Bellingham location, 88 miles from Bellevue, proved difficult to support, as it required additional advertising buys to reach that marketplace. As a more fitting step in our growth plans, another new branch is scheduled to open in the third quarter of 2002 in Woodinville, approximately 12 miles northeast of Bellevue.

Our growth and expansion lends itself to multiple product sales through branches. This supports our goal to create relationships with our customers and serve their variety of banking and lending needs. To that end, we also instituted "First Mutual University" in late 2001. All branch staff and other employees are going through a series of product knowledge and sales training sessions, giving us encouraging results thus far.

CONSUMER AND RESIDENTIAL LENDING

Our Sales Finance Department continues to grow. As noted above, consumer loans accounted for 7.9% of our loan portfolio at the end of 2001. Sales finance loans
- primarily home improvement loans - are the bulk of those consumer loans. We anticipate continued growth of this business, which is currently originating loans in 15 states. Most of those loans are sold to institutional investors.

                                   FIRST BORN

Plan for a lifetime of special surprises with First Mutual's personalized services.







                                   [PHOTO'S]

Our residential lending focus is on custom construction loans and portfolio loans. We have been very pleased with this department's 2001 successes and anticipate continued expansion. As a construction and portfolio lender, we are more interested in profitability than absolute volume. As a result, we chose not to participate in the recent refinance boom to the extent we have in past refinance periods.

REGIONAL OUTLOOK

The outlook for the Puget Sound region in 2002 is unclear. Although Boeing represents a smaller percentage of the region's workforce than it did a decade ago, it is still significant. Boeing layoffs will continue throughout 2002. Fortunately, Microsoft, a major economic force in the local economy, continues to grow and prosper.

We see 2002 as a year of opportunity to bring a broader, more enlightened banking experience to our customers. We believe we are well positioned with solid credit quality and a good product line. Apartments will need to be financed, businesses will need credit, and consumers will borrow for home purchases and other needs. We intend to continue to grow, expand, and capitalize on all of those opportunities. We have a talented, committed staff and Board of Directors who are familiar with our marketplace and who have so ably contributed to our profitable growth. That same level of commitment will drive our future successes as we serve our customers' needs. Additional information on First Mutual, including copies of press releases, may be found at our Web site at www.firstmutual.com.

/s/ F. Kemper Freeman, Jr.                      /s/ John R. Valaas
----------------------------                    ----------------------------
F. Kemper Freeman, Jr.                          John R. Valaas
Chairman of the Board                           President and CEO


January 31, 2002

BOARD OF DIRECTORS

[PHOTO OF DIRECTORS]

From front to back: F. Kemper Freeman, Jr. Chairman of First Mutual Bancshares, Inc., Chairman and CEO of Bellevue Square Managers, Inc. and Kemper Development Co.; H. Scott Wallace Vice Chairman of First Mutual Bancshares, Inc., Retired dairy farm owner and operator; John R. Valaas President and CEO of First Mutual Bancshares, Inc. and First Mutual Bank; Mary Case Dunnam Active volunteer in various community groups and homemaker; Janine Florence President of Property Development Corp.; Richard S. Sprague Vice President and Secretary of Bellevue Square Managers, Inc.; Victor E. Parker President of Parker Smith & Feek, Inc.; James J. Doud, Jr. Business consultant and former Executive Vice President and Chief Operating Officer of Matthew G. Norton Co.; Robert C. Wallace Managing Partner of Wallace Properties Group and Chairman of Wallace Properties, Inc.; George W. Rowley, Jr. Chairman and CEO of Rowley Enterprises, Inc.

BANK EXECUTIVE OFFICERS

[PHOTOS OF OFFICERS]

John R. Valaas President and CEO; Roger A. Mandery Executive Vice President, Chief Financial Officer; James R. Boudreau Executive Vice President, Chief Credit Officer; Richard J. Collette Executive Vice President, Commercial Banking Group; Robin R. Carey Senior Vice President, Operations and Administration; Scott B. Harlan Senior Vice President, Residential and Consumer Lending

FORWARD-LOOKING STATEMENTS

     This Annual Report to Shareholders contains statements concerning future operations, trends, expectations, plans, capabilities, and prospects of First Mutual Bancshares, Inc. and First Mutual Bank (together, the "Company") that are forward-looking statements for the purposes of the safe harbor provisions under the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include statements referring to our expectations regarding future interest rate margins, loan quality, business and asset volume, growth opportunities, branch office expansion, anticipated increase/decrease in fee income and other non-operating income, expectations related to operating expenses, the outlook for deposit growth and funding sources, and observations pertaining to the potential disparate movement of assets and liabilities. Although the Company believes that the expectations expressed in these forward-looking statements are based on reasonable assumptions within the bounds of its knowledge of its business, operations, and prospects, these forward-looking statements are subject to numerous uncertainties and risks, many of which are beyond the control of the Company, and actual events, results, and developments will ultimately differ from the expectations and may differ materially from those expressed or implied in such forward-looking statements. Factors which could affect actual results include economic conditions in the Company's market area and the nation as a whole, interest rate fluctuations, the impact of competitive products, services, and pricing, our credit risk management, the ability of the Company to control its costs and expenses, loan delinquency rates, and the legislative and regulatory changes affecting the banking industry. There are other risks and uncertainties that could affect the Company which are discussed from time to time in the filings made by the Company with the Securities and Exchange Commission. These risks and uncertainties should be considered in evaluating the forward-looking statements, and undue reliance should not be placed on such statements. The Company shall not be responsible to update any such forward-looking statements.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The information contained in this section should be read in conjunction with the Consolidated Financial Statements and accompanying Notes to the Consolidated Financial Statements.

     First Mutual Bancshares, Inc. (the "Company"), a Washington corporation, is a holding company owning all of the equity of its wholly owned subsidiary, First Mutual Bank. First Mutual Bancshares is also referred to as the "Bank" in this report.

FINANCIAL HIGHLIGHTS

     First Mutual Bancshare's performance in 2001 reflects another year of record earnings and solid credit quality.

     Net income was up 4.9%, totaling $6,922,000, or $1.45 per diluted share, which compares to $6,599,000, or $1.39 per diluted share, in 2000, and $6,000,000, or $1.26 per diluted share, in 1999. Net income in 2001 was influenced by a favorable increase in both net interest income and other operating income. Net interest income before provision for loan losses in 2001 improved to $21.3 million from $20.5 million in 2000, an increase of 3.9%, compared to an increase of $1.5 million, or 7.9%, from 1999 to 2000. Net interest income in 1999 totaled $19.0 million. Other operating income was up sharply for the year, rising 92.8% from $2,090,000 in 2000 to $4,030,000 in 2001. In the two previous years, other operating income dropped 29.1%, or $858,000, in year 2000, and 8.7%, or $281,000, in 1999.

     The Bank's non-performing assets continued to remain at relatively low levels. Non-performing assets decreased to $521,000 from $2,464,000 in 2000. As a percent of assets, non-performing assets totaled .08% in 2001 versus .38% the previous year.

RESULTS OF OPERATIONS

Net Interest Income

     Net interest income, which increased 3.9% from the prior year, is influenced by changes in earning assets, the repricing characteristics of assets and liabilities, and the market rate of interest.

     Earning assets rose $34 million, or 5.5%, in 2001, following increases of 9.6% and 19.6% in 2000 and 1999, respectively. In the last three years, net interest income has risen because of the growth in earning assets, only to be partially offset by unfavorable changes in interest rates. In year 2001, the contribution to net interest income from the increase in earning assets was $2,832,000. Offsetting that contribution was a decrease of $2,015,000 from the adverse change in rates. In 2000 and 1999, the growth in assets increased net interest income by $2,899,000 and $2,930,000, respectively. Like year 2001, the change in interest rates unfavorably impacted 2000 by $1,414,000, and 1999 by $1,302,000.

     The net interest margin declined in 2001 to 3.34% from 3.46% the previous year, and 3.66% in 1999. The drop in the net interest margin in 2001 is attributable to a slower decline in the interest expense ratio than the corresponding figure for the interest income ratio. The interest income ratio (interest income/average-earning assets) fell from 8.66% in 2000 to 8.26% in 2001, a decrease of .40%. During the same period, the interest expense ratio (interest expense/ average deposits and borrowings) only declined .29%. Several factors contributed to the disparate movement in ratios, including the effect of interest rates and the maturity schedule of time deposits.

     Interest rates fell dramatically in 2001. The Federal Reserve Bank dropped short-term interest rates 11 times and affected, together with other short-term instruments, the three-month Treasury bill, which declined from 5.9% at year-end 2000 to 1.7%. The earning assets and interest-bearing liabilities reacted in differing degrees to this sudden decrease in rates.

Rate Volume Analysis
(Dollars in thousands)                           2001 VS. 2000                 2000 VS . 1999                1999 VS. 1998
                                           INCREASE (DECREASE) DUE TO    INCREASE (DECREASE) DUE TO    INCREASE (DECREASE) DUE TO
                                          ----------------------------  ----------------------------  ----------------------------
                                                                TOTAL                         TOTAL                         TOTAL
                                           VOLUME     RATE     CHANGE    VOLUME     RATE     CHANGE    VOLUME     RATE     CHANGE
----------------------------------------------------------------------------------------------------------------------------------
Interest Income
 Investments:
  Available-for-sale securities           $    511  $   (176) $    335  $    594  $     56  $    650  $    806  $     47  $    853
  Held-to-maturity securities                 (434)     (752)   (1,186)      132        (4)      128     2,362    (1,076)    1,286
  Other equity investments                     210       (87)      123       211       (79)      132        21       (19)        2
                                          --------  --------  --------  --------  --------  --------  --------  --------  --------
   Total investments                           287    (1,015)     (728)      937       (27)      910     3,189    (1,048)    2,141
                                          --------  --------  --------  --------  --------  --------  --------  --------  --------
 Loans:
  Residential                                 (301)       (2)     (303)       65       210       275    (1,975)      (78)   (2,053)
  Residential construction                     528      (346)      182       479       227       706       200      (207)       (7)
  Multifamily                                  277      (395)     (118)    2,201       776     2,977     1,805      (659)    1,146
  Multifamily construction                     245      (167)       78       442       355       797       307      (119)      188
  Commercial real estate and business        2,406      (792)    1,614     1,557       692     2,249  1,985         (722)    1,263
  Commercial real estate construction          213      (222)       (9)      257      (119)      138        91       (44)       47
  Consumer and other                           657       (60)      597       863       196     1,059       372         6       378
                                          --------  --------  --------  --------  --------  --------  --------  --------  --------
   Total loans                               4,025    (1,984)    2,041     5,864     2,337     8,201     2,785    (1,823)      962
                                          --------  --------  --------  --------  --------  --------  --------  --------  --------
    Total interest income                    4,312    (2,999)    1,313     6,801     2,310     9,111     5,974    (2,871)    3,103

Interest Expense
 Deposits:
  Money market deposit and checking            110      (561)     (451)     (249)       38      (211)      586       (57)      529
  Regular savings                              (27)      (19)      (46)      (51)      (64)     (115)      (53)      (37)      (90)
  Time deposits                                625       (46)      579     2,291     2,421     4,712      (639)   (1,078)   (1,717)
                                          --------  --------  --------  --------  --------  --------  --------  --------  --------
   Total deposits                              708      (626)       82     1,991     2,395     4,386      (106)   (1,172)   (1,278)
 FHLB advances and other                       772      (358)      414     1,911     1,329     3,240     3,150      (397)    2,753
                                          --------  --------  --------  --------  --------  --------  --------  --------  --------
   Total interest expense                    1,480      (984)      496     3,902     3,724     7,626     3,044    (1,569)    1,475
                                          --------  --------  --------  --------  --------  --------  --------  --------  --------
   Net interest income                    $  2,832  $ (2,015) $    817  $  2,899  $ (1,414) $  1,485  $  2,930  $ (1,302) $  1,628
                                          ========  ========  ========  ========  ========  ========  ========  ========  ========

     The loan portfolio, which constitutes the bulk of the Bank's earning assets, has a preponderance of adjustable-rate loans. As rates fell, the repricing of the loans that adjusted in any given period was automatic, depending on the type of index used.

     Interest-bearing liabilities, on the other hand, are heavily influenced by the results of deposits, which make up 68.5% of all liabilities. In contrast to adjustable-rate loans, deposit rates are not directly governed by indexes. The Bank sets its rates weekly depending on the general rates in effect for competing financial institutions. When interest rates drop rapidly, as occurred in 2001, there is a tendency for deposit rates to decline more slowly, because of local competitive factors, than loan and wholesale rates. For example, the Bank's average offering rate in 2001 for one-year time deposits was 4.11%. The comparable wholesale average one- year offering rate, as represented by the Federal Home Loan Bank of Seattle (FHLB), was 3.87%.

     The FHLB rates are closely related to the London Interbank Offering Rate (LIBOR), which in turn is highly correlated to index rates used to reprice adjustable-rate loans. The result is that in a quickly falling rate environment adjustable-rate loans can respond downward faster than deposits, which in turn reduces the Bank's net interest margin.

     Also impacting the net interest margin was the timing of maturing term deposits. The average balance of time deposits in 2001 was $332 million. Unfortunately, in terms of the effect upon the net interest margin, $158 million, or 47.6% of these deposits, did not mature until the fourth quarter. Thus, while the adjustable-rate loan portfolio was repricing down fairly evenly throughout the year, time deposits were bunched into the fourth quarter, and didn't reprice until late in the year.

NET INCOME DOLLARS IN THOUSANDS

'98  $5,208
'99  $6,000
'00  $6,599
'01  $6,922

     A review of the past 12 months shows that the net interest margin began 2001 at 3.37% (for the quarter ending December 31, 2000). The margin then fell to 3.28% in the first quarter, rose slightly to 3.31% in the second quarter, and bottomed out in the third quarter at 3.23%. At year-end, the margin had recovered to 3.50%. The month-to-month results within the fourth quarter also are encouraging, with the margin at 3.22% in October, increasing to 3.39% in November, and finishing the year at 4.03% in December.

     In the two years previous to 2001, the Bank also experienced volatility in the net interest margin. The margin in year 2000 decreased to 3.46%, from 3.66% in 1999, which in turn was a decline from 3.85% in 1998. In both years (2000 and 1999), the Bank was negatively gapped - meaning more liabilities repriced within the one-year period than assets. In year 2000, the Bank's gap position moved from a negative 15.3% at year-end 1999 to a negative 3.7% at December 31, 2000. In 1999 the negative gap position increased from .84% at year-end 1998, to 15.3%. Because short-term interest rates rose from 4.59% (one-year Treasury rate) at December 31, 1998, to a high of 6.72% at May 2000, the negative gap positions worked to the Bank's disadvantage.

     The outlook for 2002 is more favorable than in prior years. The net interest margin improved significantly in the fourth quarter, and the Bank has taken steps to spread the maturing time deposits out over future periods. Caution, however, should be exercised when considering the future direction of the net interest margin. The dissimilar repricing nature of deposits and adjustable-rate loans remains and can result in unpredictable outcomes in rapidly changing interest rate environments.

OTHER OPERATING INCOME

     Other operating income rose in 2001 to $4,030,000 from $2,090,000 the previous year. The comparable figure for 1999 was $2,948,000. The improvement in 2001 was largely due to gains recognized in the sale of loans and investments.

     GAIN ON SALE OF LOANS. The net gain on sale of loans increased 180.5% to $1,540,000 in 2001, compared to $549,000 in 2000, and $1,452,000 in 1999. Gain on sale of loans is affected by a number of activities, to include: sale of servicing rights; sale of loans with servicing both retained and released; sale of consumer loans; and secondary market fees.

     The net gain on sale of servicing rights amounted to $858,000 in 2001, up modestly from $801,000 the previous year; gains for 1999 amounted to $1,530,000. The trend in gain on sale of servicing rights is two-fold: the decision by the Bank to eliminate its residential servicing portfolio and a change in operating procedure from servicing-retained to servicing-released sales.

In the fall of 1997, the Bank evaluated the loan servicing market and initiated a series of sales that eventually led to the

LOAN PRODUCTION DOLLARS IN MILLIONS

98   $380
99   $310
00   $211
01   $323
liquidation of the residential servicing portfolio. The first bulk sale occurred in the first quarter of 1998 and totaled $93 million. The second and final sales occurred in the fourth quarter of 2000 and first quarter of 2001. The bulk sale in 2000 amounted to $51 million and the sale in the first quarter of 2001 was for $78 million. The net gain before tax for those three sales was $849,000, $589,000, and $810,000, for first quarter 1998, fourth quarter 2000, and first quarter 2001, respectively. The decision to sell the servicing portfolio was prompted by a concern that future loan prepayments would diminish the servicing portfolio and that it was prudent to sell the portfolio as market conditions permitted.

     A change in operating procedure occurred in the third quarter of 2001 when the Bank moved from a policy of selling loans with servicing retained to servicing released. The difference between these two methods is that servicing-retained loans are sold separately from their servicing rights with the rights either retained, and servicing fee income received over future periods, or sold separately with the gain recorded as a sale of servicing rights. With the servicing-released sales, both the loans and servicing rights are sold at the same time.

     Total loan sales in 2001 amounted to $91 million, of which $70 million were servicing-released sales. In the previous year, loan sales totaled $43 million, of which $16 million were servicing-released sales. Gains from servicing-released sales were $451,000 in year 2001, and $112,000 in 2000. The comparable figures for 1999 were servicing-released sales of $23 million and gains of $145,000. Servicing-retained sales were $21 million, $27 million, and $87 million, in years 2001, 2000, and 1999, respectively.

     Also contributing to the gain on sale of loans were the revenues resulting from the sales of home improvement loans. Gains amounted to $337,000 in 2001, $16,000 in 2000, and there were no comparable sales in 1999. The home improvement loan sales program was developed by the Sales Finance Department, which specializes in this type of consumer loan. That department, which for a number of years has focused its activities in the Northwest, added offices in 2001 in the Florida and Texas markets. The Bank anticipates that gains in year 2002 from the sale of home improvement loans will exceed the results realized in 2001.

     The fourth element of gain on sale of loans is related to secondary market fees. These fees are the cash gains or losses from the sale of loans into the secondary market. Cash losses in 2001 amounted to $14,000 on total loan sales of $91 million, a decrease of 97.4% over losses of $540,000 on total loan sales of $43 million in 2000. The comparable loss and loan sales figures for 1999 were $351,000 and $110 million, respectively. Secondary market fees generally parallel the volume of loan sales; as loan sales increase, secondary market losses increase and vice versa. In 2001, however, the Bank changed its method of selling loans, moving from servicing-retained sales to servicing-released sales. The impact of that change was to reduce the loss in secondary market fees by $451,000 in 2001. The reduction in secondary market losses from servicing-released loan sales was $112,000 in year 2000.

     Year 2000 also was adversely affected by a sharp build-up in single-family, custom construction loans. Secondary market hedging losses occurred with these loans when the Bank was unable to adequately cover the interest rate risk during the construction period.

     GAIN ON SALE OF INVESTMENTS. Gains from sale of investments amounted to $1,165,000; there were no comparable sales in the two prior years. Investment sales consisted of security sales totaling $44 million, and the sale of an ATM network.

     The Bank sold securities for several reasons. Because of a decline in mortgage rates, the long-term portion of the security portfolio increased in value, exceeding the Bank's investment in those securities. The gains reached a point at which it became timely to realize those profits. In addition, 73.9% of the securities sold had maturities that ranged

NON-PERFORMING ASSETS PERCENTAGE OF TOTAL ASSETS

'98  .07%
'99  .06%
'00  .38%
'01  .08%
from 27 to 30 years. The Bank was able to improve its interest rate risk by selling those securities and reinvesting in intermediate-term instruments (typically seven years). By year-end, $38 million of the $44 million in sales had been reinvested in those new securities.

     The ATM network sale involved the liquidation of the Bank's interest in the TransAlliance Limited Partnership. The general partner, Electronic Data Systems
(EDS), purchased the Bank's ownership along with that of the other limited partners. The pretax gain amounted to $464,000. The impact on future earnings from the sale of the network is the loss of dividends, which totaled $112,000 in 2000 and $17,000 in 1999.

     SERVICING FEES, NET OF AMORTIZATION. In 2001, net service fee income from the mortgage servicing portfolio totaled $106,000 as compared to $552,000 in 2000, a decline of 80.8%. The comparable figure for 1999 was $469,000. Service fees principally consist of the fees the Bank collects for servicing loans for others. The sale of servicing rights over the past few years has eroded the balance of that portfolio. The last two bulk sales of servicing rights, which took place in December 2000 and January of 2001, virtually eliminated the residential mortgage servicing portfolio. The loans serviced for others portfolio balance has decreased over a three-year period, from $194 million in 1999 to $47 million at the end of 2001.

     FEES ON DEPOSIT SERVICES AND OTHER INCOME. Deposit fee income improved 20.2% over 2000, due mainly to an increase in non-sufficient funds (NSF) fee income. NSF fee income for 2001 totaled $224,000, a 40% increase over the prior year. NSF fees in 1999 amounted to $142,000. Over the past few years, the Bank has focused attention on growing fee income from checking accounts. The introduction of free checking accounts and overdraft credit lines has been well received.

     In sharp contrast to 2001, deposit fee income in 2000 dropped 11.6%, in large part due to a change in direction regarding non-insured Bank investment products. Fees derived from these non-insured products totaled $17,000 in 2000 as compared to $71,000 in 1999, a 76.1% decrease. The Bank found that fee income derived from those investment product sales was not sufficient to justify the expense related to that activity.

     Other income is composed of a variety of fee sources of which loan fees constitute the most significant item. Loan fees (those that were not deferred) rose from $253,000 in 2000 to $458,000 in 2001. There was a decline from 1999 to 2000 of $131,000. Loan extension and prepayment fee income was up substantially this year, and constituted 91.2% of the loan fee income. In years 2000 and 1999, prepayment and extension fees amounted to 56.6% and 47.0%, respectively, of loan fees. Although it is difficult to estimate the level of prepayment and extension fee activity for any given year, the Bank does not anticipate continued income, at the level realized in 2001, in year 2002.

     Offsetting the increase in prepayment and extension fee income was a drop in brokered loan fees and the dividends from the TransAlliance Limited Partnership. Brokered loan income fell from $108,000 in 2000 to $38,000 this year. Fee income for 1999 was $202,000. The Bank has de-emphasized brokered loan operations in favor of custom construction and portfolio lending.

     As was noted earlier, the ATM network was sold early in the year, and no dividends were received in 2001. Dividend income in 2000 amounted to $112,000, and $17,000 in 1999.

OTHER OPERATING EXPENSES

     SALARIES AND EMPLOYEE BENEFITS. Compensation costs rose significantly in 2001, after having remained fairly level in the previous two years. Employee expenses in 2001 increased $1,314,000, or 18.4%, as compared to a drop of $148,000, or 2.0%, from 1999 to 2000. A further decline of $199,000, or 2.7%, occurred from 1998 to 1999. Salaries and employee benefits costs were affected by an increase in staff, a rise in loan officer commissions, and a decline in Employee Stock Ownership Plan (ESOP) expense.

     The Bank's staffing level, referred to as the full-time equivalent (FTE) count, was 143 at year-end 2001. That figure compares to 126 at December 2000, and 135 the previous year. In addition to compensation costs increasing due to a growth in staffing levels, the Bank also increased salary levels by 8.5% in 2001 in response to annual compensation reviews and position promotions.

     Loan officer commissions totaled $835,000 in 2001, and were up $300,000, or 56% on a year-over-year comparison. Loan originations, which increased $112 million over the previous year, were also up 53% on a year-over-year basis. Commission costs were $622,000 on a loan volume of $310 million in 1999.

     The ESOP plan expense, which is part of the employees' retirement package, dropped from $179,000 in 2000 to a credit of $28,000 in 2001. The plan has been fully allocated and no further costs are owed. There are no current plans to fund a new ESOP plan at the levels experienced in prior years. The ESOP plan expense in 1999 was $38,000. Plan costs for that year benefited from a 10% stock dividend, which produced an $84,000 recovery from the sale of unallocated ESOP shares.

     Compensation expenses for 1999 were also impacted by the payment of a $651,000 staff performance bonus. When predetermined financial goals are met, a bonus is paid to the entire staff. The financial results of the Bank in years 2001 and 2000 did not merit staff performance bonus distributions.

     Offsetting compensation costs is the deferral of loan origination expense. In accordance with the current accounting literature, standard loan origination costs are deferred and amortized over the life of the loan. The standard loan costs, which are determined for common loan types, are deducted from operating expense, with the net figures reported in the financial statements. Total loan originations have ranged from $310 million in 1999, to $211 million in 2000, to $323 million in 2001. The accounting benefit (see Note 14 to the Financial Statements) has also varied, from $1,363,000 in 1999, to $866,000 in 2000, to $960,000 in 2001.

     OCCUPANCY EXPENSE. Occupancy expense of $2,131,000 in 2001 was up 17.6% from $1,812,000 the previous year. The comparative figure for 1999 was $1,480,000. In the last three years, the Bank has opened two full-service branches, two loan production offices, and has added leased space at the Bellevue Corporate Headquarters.

     Last summer, the Bank opened its 11th branch office in Juanita, a residential community adjacent to Kirkland. A consumer loan production office in Florida was also opened, and the Bank incurred a full year of operating expense for the Kirkland Branch. Leased space was increased in the Bellevue Corporate Headquarters to accommodate the growth of the Sales Finance and Business Banking departments. In 2000, the Kirkland Branch was opened and the Corporate Headquarters was expanded. In 1999, a loan production office was established in Salem, Oregon, and that year also included a full year of operating expense from the Bellingham Branch, which had been opened the prior year. The Salem Loan Production Office has subsequently been closed, and the operation of the Bellingham Branch could cease as early as March 31, 2002. Both facilities proved to be too distant from the Corporate Headquarters in Bellevue for the Bank to adequately support their operations.

     OTHER EXPENSES. Other expenses rose from $3,127,000 in 2000 to $3,699,000 in 2001. From 1999 to 2000, other expenses fell $179,000, or 5.4%. A number of items contributed to the change in other operating expenses, including legal expenses, outside service costs, and business and occupation (B&O) tax expense.

     The Bank's legal fees have varied materially in the last three years. Costs for legal services were up sharply this year, to $300,000 from $179,000 in year 2000. Last year, costs had fallen 39.9% from 1999's expense of $298,000. In turn, legal costs in 1999 had risen 101.4% from 1998's figure of $148,000. Contributing to the increase in 2001 were the legal consulting costs associated with the nationwide expansion of the Sales Finance Department. At year-end 2001, that work was largely completed, and expenses associated with the expansion should be less in 2002. The increase in 1999 was due primarily to the formation of the Bank's holding company.

     The Bank's outside service expense rose $147,000, or 129%, in 2001. Outside service costs totaled $114,000 in 2000, which compared to $180,000 in 1999. Increased costs in 2001 included consulting expenses related to business development and recruiting for the Business Banking Department, compensation studies, and an asset/liability management review. Expenses for 1999 included the culmination of a systems improvement project that had begun the prior year.

     B&O tax expense rose $161,000, or 75.6%, from $213,000 in 2000 to $374,000 in 2001. The expense for 1999 was $297,000. During 2000, the Bank recorded a $95,000 refund from the Washington State Department of Revenue.

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

     The determination of the level of reserves, and thus any additional provision, is arrived at through a process that begins with the Asset Management Department. That department analyzes the loan portfolio from a historical credit perspective and a composition and geographic concentration viewpoint. The Asset Management Department then prepares an economic analysis of the Puget Sound region to include employment forecasts, housing sales, vacancy rates, commercial real estate analysis, and comments on the area's major employers. That information is then reviewed by the Bank's Senior Loan Committee, which further evaluates national and international trends and makes a recommendation as to the loan loss provision to the Audit Committee of the Board of Directors. The Audit Committee considers the input of the Asset Management Department and the Senior Loan Committee and determines the appropriate level of reserves. The full Board of Directors reviews and ratifies the actions of the Audit Committee.

     A $365,000 provision for loan losses was charged to operations in 2001. The Bank's reserve balance was $7,032,000 at December 31, 2001. At year-end 2000, the reserve balance was $6,729,000, which in turn was an increase of $420,000 over 1999's balance of $6,309,000.

     A key factor in determining the appropriate level of loan loss reserves is the mix of the Bank's loan portfolio. Currently, 14.5% of the portfolio is residential loans, while the remaining 85.5% is composed of commercial, construction, and consumer loans. The residential figure of 14.5% compares, per third-quarter 2001 FDIC Quarterly Banking Profile (latest available data), to 87.0% for FDIC-insured thrift institutions and 24.1% for FDIC-insured commercial banks. Management's view is that its loan portfolio is more closely related to that of a commercial bank.

     The Bank's loan loss reserves to total loans ratio was 1.22% at December 31, 2001. The comparable ratios for FDIC-insured savings institutions and commercial banks, as of September 30, 2001, were .90% and 1.77%, respectively. Although the Bank's loan mix is similar to that of a commercial bank, management believes that the Bank's current ratio of non-performing loans to assets warrants favorable consideration. As of year-end 2001, the Bank's non-performing assets to total assets ratio was .08%. That number compares to the national ratios of .64% for savings institutions and .85% for commercial banks as of September 30, 2001.

     Although the Bank uses neither local nor national ratios to determine its appropriate provision or level of reserves, management believes its ratio of 1.22% reserves to total loans is reasonable in light of those national norms and the nature of the Bank's loan portfolio, and its favorable non-performing asset status.

     CHANGE IN ACCOUNTING PRINCIPLE. Statement of Financial Accounting Standards
(SFAS) No. 133, Accounting for Derivative Instruments and Hedging Activities, became effective on January 1, 2001. The new accounting standard requires the mark-to-market of all interest-rate locks on loans pending sale and forward commitments into the secondary market. The statement also permits the mark-to-market of closed loans pending sale if certain conditions are met. The Bank elected not to meet the strict conditions for mark-to-market of the loans held-for-sale, except in limited circumstances, and instead only recorded the gains and losses on interest-rate locks and forward-sale commitments. At January 1, 2001, the gain realized from interest-rate locks was not significant at $8,500 before tax. The losses on forward commitments, however, totaled $244,000. The net of those two items, tax effected, amounted to a loss of $155,000.

     Market losses on forward commitments occur when interest rates for mortgage loans decline. Just the opposite happens when rates increase. Typically offsetting a loss on forward commitments is an unrealized mark-to-market gain on loans held-for-sale. Any gain on loans held-for-sale is not recorded until the loans are actually sold into the secondary market.

     Subsequent to January 1, 2001, the Bank experienced considerable volatility with the mark-to-market of interest-rate locks and forward commitments, ranging from a gain of

$185,000 (before tax) at the end of the second quarter to a loss of $92,000 in the fourth quarter. The gains and losses on derivatives, subsequent to the change in accounting principle on January 1, 2001, were recorded in other operating income as a component of gain on sale of loans. The net result, after tax, of the gains and losses realized following the change in accounting principle, together with the $155,000 loss shown as the change in accounting principle, amounted to a loss of $14,000. In other words, although there was considerable volatility quarter-to-quarter from the mark-to-market of derivatives, at the end of the year the net impact was not significant. Whether or not future years will follow a similar pattern is not predictable.

REVIEW OF FINANCIAL CONDITION

INVESTMENT SECURITIES

     Investment securities decreased from $124 million at year-end 2000 to $72 million as of December 31, 2001, a decline of 41.9% in year-end balances. The drop in securities is the result of investment sales, securities redeemed by the issuer before their maturity date (called), and investments that matured.

     Security sales totaled $44 million par value, and were executed both to take advantage of market gains as well as to improve the asset/liability structure of the Bank. In addition to the security sales, $33 million par value in securities were called. As rates fell, the call feature became more attractive to the issuer, and the call options were exercised. With only one exception, none of the securities purchased in 2001 have callable features. The securities that reached their normal maturity dates totaled $9 million par value.

     The current investment securities balance, as of January 31, 2002, is $81 million. Since year-end 2001, the Bank has purchased $10 million in seven-year mortgage-backed instruments. It is the Bank's present intent to continue to acquire securities throughout 2002, until an amount ranging between $125-$140 million is reached.

Loans

     The loan portfolio is segregated into two components: loans held-for-sale and loans receivable. Loans held-for-sale is that portion of the loan portfolio which is pending sale and delivery into the secondary market. Loans receivable are loans held in the Bank's portfolio of which the largest component is commercial real estate.

     Loans held-for-sale totaled $4 million at December 31, 2001, a drop of $12 million from the previous year-end. At December 31, 2000, loans held-for-sale totaled $16 million. It is not unusual for the balance in loans held-for-sale to change significantly from year to year. The normal balance for loans held-for-sale is in the range of $4 million to $12 million, but will vary with construction lending and refinancing activity.

     Portfolio loans increased 18.5% in 2001, from $481 million at December 31, 2000, to $570 million at year-end 2001. The growth in the loan portfolio is the result of record loan portfolio originations, partially offset by a sharp increase in the prepayment of loans. Loans closed for the Bank's portfolio totaled $243 million in 2001, up 56.8% from $155 million in 2000. Loan prepayments, which were $100 million in 2000, increased this year to $172 million.

     Contributing to the growth in loans in 2001 were two factors: a "steepening" of the yield curve and a decrease in reliance on investor-owned commercial real estate portfolio loans. The "slope" of the yield curve, that is the relationship between short-, intermediate-, and long-term securities, moved from a relatively flat position to a much steeper range in 2001. The 11 rate cuts by the Federal Reserve Bank this year reduced the short end of the yield curve, while the long end of the curve remained largely unchanged. The sharper slope of the yield curve in 2001 made the Bank's adjustable-rate commercial loans more attractive as compared to fixed-rate loans.

     Also, loan portfolio growth in other areas has occurred in addition to the historical mainstay, investor-owned commercial real estate. In 2001, investor-owned commercial real estate loan balances increased $29 million. Business Banking, which is principally owner-occupied commercial real estate and business lines of credit, grew $23 million. Furthermore, portfolio balances for residential lending were up $7 million, and consumer loan totals increased $8 million.

     A prepayment risk inherent in the loan portfolio pertains to the commercial real estate portfolio (investor and owner-occupied), which amounts to 70.2% of the $570 million loan portfolio. Within the commercial real estate portfolio, $227 million, or 56.8%, of the loans have a "floor," or minimum rate, of 7.5%. The current starting rate, as of February 12, 2002, for loans of a similar type and credit ranges from 5.75% to 6.125%. Virtually all of the loans with the 7.5% floors do not have prepayment penalties. If interest rates remain the same or decline further, the risk of prepayment is significant. The Bank is taking steps to ameliorate the risk, although the options available are very limited.

DEPOSITS

     Deposits fell $28,594,000, or 6.3%, in 2001, which contrasts with an increase of 14.3% in 2000. The average comparative ratio for FDIC-insured savings institutions was an increase of 8.4% in the 12 months ending September 30, 2001. Management is concerned about the erosion of the Bank's deposit base, which could eventually degrade its ability to fund the growth of earning assets. Part of the erosion is the result of the Bank taking advantage of wholesale funding rates, which were generally lower, throughout 2001, than deposit rates. As was noted earlier, deposit rates are set by competitive local pricing, and are not indexed to national/international market rates. Wholesale funding rates, on the other hand, are highly correlated with market rates and drop quickly when short-term rates decline. With short-term rates falling dramatically in 2001, wholesale funds routinely were a better value than deposits. That particularly was true in the fourth quarter when approximately one-half of the Bank's time deposits repriced.

     It is the Bank's intent to increase deposits in 2002. When necessary, the Bank anticipates being more aggressive in its deposit pricing to attract those funds. Time deposits, in particular, appear to be very responsive to pricing.

MARKET-RISK-SENSITIVE INSTRUMENTS

     Market risk is the risk of loss from adverse changes in market prices and rates. A significant market risk for the Bank arises from interest rate risk inherent in its lending, deposit, borrowing, and mortgage banking activities. To that end, management actively monitors and manages its interest rate risk exposure.

     The Bank uses a number of measures to monitor and manage interest rate risk, including income simulation and interest "gap" analysis (further discussed under the subheading Asset and Liability Management on page 22). An income simulation model is primarily used to assess the impact on earnings changes that interest rates may produce. Key assumptions in the model include prepayment speeds on mortgage-related assets, cash flows and maturities of financial instruments held for purposes other than trading, changes in market conditions, loan volumes and pricing, deposit sensitivity, consumer preferences, and management's capital leverage plans. These assumptions are inherently uncertain; therefore, the model cannot precisely estimate net interest income or precisely predict the impact of higher or lower interest rates on net interest income. Actual results may significantly differ from simulated results due to timing, magnitude and frequency of interest rate changes, and changes in market conditions and management strategies, among other factors.

     Based on the results of simulations as of December 31, 2001, and December 31, 2000, the estimated impact of immediate changes in interest rates is shown in the table below.

        IMMEDIATE      2001 PERCENTAGE CHANGE         2000 PERCENTAGE CHANGE
        CHANGE IN   ----------------------------   ----------------------------
   INTEREST RATES   NET INTEREST   NET PORTFOLIO   NET INTEREST   NET PORTFOLIO
(IN BASIS POINTS)         INCOME           VALUE         INCOME           VALUE
-------------------------------------------------------------------------------
     +300                  3%           (20)%             0%           (20)%
     +200                  0            (14)              1            (12)
     +100                  0             (6)              1             (5)
     (100)                (3)            (2)             (3)             2
     (200)                (9)            (8)             (5)             1
     (300)               (23)           (15)            (10)            (4)

     The percentages shown represent changes over a 12-month period in the Bank's net interest income and net portfolio

DEPOSITS DOLLARS IN MILLIONS

'98  $411
'99  $400
'00  $457
'01  $429
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

ASSET AND LIABILITY MANAGEMENT

     Asset and liability management is the responsibility of the Asset/Liability Committee, which acts within policy directives established by the Board of Directors. This committee meets regularly to monitor the composition of the balance sheet, to assess projected earnings trends, and to formulate strategies consistent with the objectives for liquidity, interest rate risk, and capital adequacy. The objective of asset/liability management is to maximize long-term shareholder returns by optimizing net interest income within the constraints of credit quality, interest rate risk policies, levels of capital leverage, and adequate liquidity.

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

     The following table shows the Bank's one-year interest-rate- sensitive gap by contractual repricing or maturity at December 31:

                                                    2001              2000
--------------------------------------------------------------------------
One-year repricing assets                  $ 506,137,000     $ 423,955,876
One-year repricing liabilities               413,029,000       447,991,856
                                           -------------     -------------
One-year gap                               $  93,108,000     $ (24,035,980)
                                           -------------     -------------
Total assets                               $ 678,349,000     $ 643,231,466
                                           =============     =============
Interest-rate-sensitive gap as a
percent of assets                                  13.7%             (3.7%)

     It is generally assumed that during a period of rising interest rates, the net earnings of an institution with a negative gap may be adversely affected due to its interest-bearing liabilities repricing to a greater extent than its interest-earning assets. Conversely, during a period of falling interest rates, net earnings may increase. That assumption, however, is based on the premise that assets and liabilities within a one-year time frame will generally move in the same direction at approximately the same rate. A concern, however, is that the relationship between one-year assets and liabilities may not be as strongly correlated as originally assumed. The loans of the Bank with one-year repricing characteristics are tied to a number of indexes that include Treasury, LIBOR, and FHLB rates. Those indexes are subject to the movement of the one-year market rates. Time deposits, which constitute the bulk of the one-year repricing liabilities, are subject to the local financial institutions' market. Pricing for time deposits are dependent on customer preferences and the subjective pricing influence of local banks, credit unions, etc. Thus, while the bulk of the Bank's loans are tied to national and international money markets, deposits are subject to the conditions of the Puget Sound area.

     One of the Bank's methods of managing its interest rate risk is through the marketing and funding of adjustable-rate loans. As of December 31, 2001, 88% of the Bank's loan portfolio had adjustable rates. The Bank also originates and

ASSETS DOLLARS IN MILLIONS

'98  $489
'99  $581
'00  $643
'01  $678
sells long-term, fixed-rate mortgage loans, which have been written to specifications of the Federal Home Loan Mortgage Corporation (Freddie Mac) and the Federal National Mortgage Association (Fannie Mae).

     Management reviews, on a monthly basis, interest rate trends. Where appropriate, hedging techniques are employed. These techniques may include financial futures, options on financial futures, and extended commitments on future lending activities and interest rate exchange agreements. The Bank has not entered into any off-balance-sheet derivative agreements in the last three years, with the exception of the forward loan commitments used to hedge the loans held-for-sale. Those commitments are marked-to-market at each reporting period in accordance with SFAS No. 133, which became effective this year.

ASSET QUALITY

     Non-performing assets totaled $521,000 at year-end 2001 as compared to $2,464,000 last year. Non-performing assets as a percent of total assets amounted to .08% at the end of 2001, down from .38% at December 2000.

                                           NON-PERFORMINGLOANS
--------------------------------------------------------------
Commercial real estate, Western Oregon               $ 341,000
Single-family home, Idaho                               67,000
Two home equity loans                                   70,000
Three consumer loans                                    20,000
                                                     ---------
Total non-performing loans                           $ 498,000
                                                     ---------

Repossessed assets - eight consumer loans               23,000
                                                     ---------
Total non-performing assets                          $ 521,000
                                                     =========

     The status of those non-performing assets as of February 12, 2002, is as follows:

     o The commercial real estate loan for $341,000 has been paid off and the Bank recovered all but $1,000 of its principal.

     o The single-family home loan in Idaho for $67,000 has been brought current on its payments.

     o Of the two home equity loans, one of the loans for $44,000 has been brought current, and the other loan for $26,000 has been paid off.

    o Two of the three consumer loans, totaling $8,000, have been charged off. The remaining loan for $12,000 is on a repayment plan.

     o The repossessed assets totaling $23,000 are comprised of eight items that range from repossessed spas to motorcycles. There has been no change in the status of those assets.

LIQUIDITY

     Liquidity refers to the Bank's ability to generate sufficient cash to meet the funding needs of current loan demand, deposit withdrawals, principal and interest payments with respect to outstanding borrowings, and to pay operating expenses. The Bank's need for liquidity is affected by loan demand, net changes in deposit levels, and the scheduled maturities of its borrowings. The Bank can minimize the cash required during times of heavy loan demand by modifying its credit policies or reducing its marketing efforts. Liquidity is derived from assets by receipt of interest and principal payments and prepayments, by the ability to sell assets at market prices, by earnings, and by utilizing unpledged assets as collateral for borrowings. Liquidity is derived from liabilities by maintaining a variety of funding sources, including deposits, advances from the FHLB of Seattle, and other short- and long-term borrowings.

     The principal use of funds is to invest in securities and loans. Security purchases amounted to $42 million par value in 2001, up 740% from $5 million in purchases in 2000, and $41 million in 1999. Loan originations, including mortgage-banking activities, totaled $323 million, $211 million, and $310 million during 2001, 2000, and 1999, respectively. Principal repayments on portfolio loans totaled $172 million, $100 million, and $124 million for the same periods. Funds obtained from loan sales amounted to $91 million in 2001, $43 million in 2000, and $110 million in 1999.

RETURN ON AVERAGE EQUITY PERCENTAGES

'98  16.0%
'99  16.2%
'00  15.5%
'01  14.1%

     The Bank's line of credit with the FHLB has been established at 40% of assets. Borrowings totaled $191 million, $133 million, and $134 million, at December 31, 2001, 2000, and 1999, respectively. These borrowings represented 28.2% of the year-end assets in 2001, 20.7% in 2000, and 23.1% in 1999.

     FHLB borrowings increased in 2001 in response to a growth in assets and a drop in deposits. It is the intent of the Bank to fund asset growth principally through the growth of deposits. In year 2002, the Bank anticipates an increase in deposits, and expects to price its deposit products more aggressively if that action is necessary.

     Unused lines of credit available to the Bank include $80 million in FHLB advances, and $50 million in reverse repurchase lines. In addition, the bank holding company has a $5 million line of credit with a national financial institution. The Bank also has the option of funding asset growth or funding withdrawals with brokered deposits.

CAPITAL

     The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital-adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classifications also are subject to qualitative judgments by the regulators about components, risk weightings, and other factors. The minimum ratios and the Bank's actual capital ratios are set forth in the table below.

CAPITAL RATIOS
----------------------------------------------------------------------------
                                                                        WELL
                                       THE                       CAPITALIZED
                                   COMPANY            FMB            MINIMUM
----------------------------------------------------------------------------
Total capital to risk-weighted
  assets                            11.7%            11.5%            10.00%
Tier 1 capital to risk-weighted
  assets                            10.5             10.2              6.00
Tier 1 leverage capital to
  average assets                     7.3              7.9              5.00

     In addition, the holding company is registered with the Federal Reserve Bank as a financial holding company. The Federal Reserve Bank requires financial holding companies to meet the well-capitalized status of the regulatory capital requirements.

BUSINESS SEGMENTS

     The Bank has identified three distinct segments of business for the purposes of management reporting (see Note 21 to the Financial Statements). Segment results are determined based on the Bank's management accounting process, which assigns balance sheet and income statement items to each responsible business segment. This process is dynamic and somewhat subjective. Unlike financial accounting, there is no body of guidance for management accounting equivalent to generally accepted accounting principles.

     The management accounting process measures the performance of the business segments based on the management structure of the Bank and is not necessarily comparable with similar information for any other financial institution. Changes in management structure and/or the allocation process may result in changes in allocations, transfers, and assignments.

CONSUMER BANKING

     This segment provides depositor banking services and offers consumer loans on automobiles, boats, individual lines of credit, loans for home improvements, etc.

     Income before tax has fallen sharply for the last few years, from $877,000 in 1999, to a loss of $134,000 last year, to a further loss of $897,000 in 2001. The decline in income before taxes was largely the result of an increase in operating expenses.

     Operating expenses rose $258,000, or 4.1%, from $6,066,000 in 1999, to $6,324,000 last year, and a further $1,980,000, or 31.3%, in 2001. Expenses for this segment have increased as a result of adding new offices and expanding the consumer lending departments. In the last three years, the Bank has opened two full-service branch offices and expanded the consumer loan departments to include the Sales Finance Lending Department and the Community Business Banking Department. The Sales Finance

Department has opened an office in Jacksonville, Florida, and expanded their workforce and office space at the Corporate Headquarters in Bellevue, as has the Community Business Banking Department in order to meet the needs of current and potential small business customers. In addition to occupancy, compensation, and employee benefits expense, legal expense also has increased to enable the Sales Finance Department to expand into other states.

     The improvement in the consumer segments contribution to the Bank's net income is not optimistic. Management believes that it will need to continue to open full-service branch offices to meet the funding needs of its asset growth. Each new branch opened will burden this segment until such time as the total and mix of deposits for new branches reach the minimum desired objectives. To offset this extra expense burden, management is hopeful that the consumer lending area, in particular the Sales Finance Department, will materially increase their contribution over the next few years. The expansion and opening of the office in Jacksonville, Florida,is a step in that direction. Over the past year, the Bank has increased its fee income generated from the sale of consumer loans to Fannie Mae. Gains on sales of these loans totaled $337,000 in 2001, as compared to $16,000 in 2000. The Bank anticipates that fee income in 2002 will exceed that of year 2001.

RESIDENTIAL LENDING

     Residential lending is a segment encompassing the mortgage banking operations, permanent single-family home loans, and residential construction lending.

     Income before taxes nearly doubled, from $518,000 in 2000 to $1,031,000 in 2001. Income before taxes was $1,537,000 in 1999. The favorable results in 2001 were partially the effect from a rise in mortgage banking activity. Loan originations related to the mortgage banking operation reached $80 million in 2001, increasing from $56 million in 2000. Loan originations in 1999 totaled $85 million. Loan sales, which are highly correlated with loan originations, increased in 2001 to $91 million, from $43 million in 2000. The comparable figure for 1999 was $110 million.

     As mortgage banking loan originations and sales increased in 2001 by 43% and 112%, respectively, operating costs decreased $748,000, or 45.7%, from $1,635,000 in 2000, to $888,000 this year. Operating expenses for this business segment were $2,157,000 in 1999. Contributing to the decline in operating costs was an increase in the net fee income from the Custom Construction Loan Department. Net fees from that department are a direct offset to this segment's operating expenses. Those net fees totaled $622,000 for 2001, as compared to $260,000 last year, and $83,000 in 1999.

COMMERCIAL LENDING

     Commercial lending activities include multifamily housing, commercial real estate properties, and business banking loans.

     Commercial lending is the most profitable segment, contributing 98.5% of the Bank's segment income before federal income taxes. Earnings before income taxes in 2001 were $8,844,000, declining $1,210,000, or 12.0%, from 2000. Pretax income for 2000 and 1999 totaled $10,054,000 and $7,174,000, respectively.

     The decrease in pretax income for 2001 principally is the result of a steady decline in interest rates promulgated by the Federal Reserve Open Market Committee (FOMC) and an increase in operating expenses.

     During the year, the FOMC dropped interest rates 11 times. As a result, the Bank's and the commercial lending segment's margins were compressed. Net interest revenue dropped 6.3%, or $821,000, compared to 2000. Net interest revenue totaled $12,189,000, $13,010,000, and $10,156,000, in 2001, 2000, and
1999, respectively. Net interest revenue declined as a result of the increase in funding costs (interest expense). During 2001, funding costs have risen at a faster rate than interest revenue due to the fact that approximately one-half of the Bank's time deposits did not mature until the fourth quarter, and the loans, which are predominately one-year adjustable-rate, repriced fairly evenly throughout the year. This mismatch resulted in a much higher funding cost for the year.

     Operating expenses, which have remained fairly flat from 1999 to 2000, increased 15.8%, or $493,000, in 2001 due to the expansion of the Business Banking Department and staff additions to the Income Property Department.

     The assets for this segment have also increased. At the end of 2001, the total assets for the commercial lending segment totaled $430 million, up from $382 million in 2000, as compared to $338 million in 1999.

SELECTED FINANCIAL DATA

                                                                                        DECEMBER 31,
                                                   -----------------------------------------------------------------------------
                                                            2001            2000            1999            1998            1997
--------------------------------------------------------------------------------------------------------------------------------
Total assets                                       $ 678,348,551   $ 643,231,466   $ 581,116,306   $ 489,230,139   $ 445,762,440
Loans outstanding, net, including loans
   held-for-sale                                     567,553,346     489,550,647     454,381,131     386,905,629     360,330,609
Cash and investments                                  86,962,256     130,688,734     109,296,117      87,633,724      71,404,226
Savings deposits                                     319,842,388     360,562,002     300,333,966     312,331,832     296,296,151
Other deposits                                       109,055,274      96,929,907      99,840,124      98,919,316      76,532,403
Advances                                             191,354,138     133,284,725     134,486,925      31,765,000      34,230,000
Stockholders' equity                                  51,971,297      45,917,271      39,336,659      34,661,953      30,651,828


                                                                                        DECEMBER 31,
                                                   -----------------------------------------------------------------------------
                                                            2001            2000            1999            1998            1997
--------------------------------------------------------------------------------------------------------------------------------
Interest income                                    $  52,729,806   $  51,429,148   $  42,318,490   $  39,215,420   $  36,396,334
Interest expense                                     (31,402,426)    (30,919,406)    (23,293,364)    (21,818,674)    (20,589,962)
Net interest income                                   21,327,380      20,509,742      19,025,126      17,396,746      15,806,372
Other income                                           4,030,100       2,090,097       2,948,180       3,229,622       1,706,006
Noninterest expense                                  (14,295,902)    (12,091,776)    (12,087,151)    (11,987,138)     (9,689,756)
Provision for loan losses                               (365,000)       (530,000)       (805,000)       (750,000)       (976,000)
Income before taxes and cumulative effect
of adoption of new accounting principle               10,696,578       9,978,063       9,081,155       7,889,230       6,846,622
Federal income tax                                    (3,619,200)     (3,379,063)     (3,080,807)     (2,681,534)     (2,327,942)
Net income                                             6,922,131       6,599,000       6,000,348       5,207,696       4,518,680
Return on average assets                                    1.05%           1.08%           1.12%           1.11%           1.05%
Return on average equity                                   14.14%          15.48%          16.22%          15.95%          15.57%
Stock Information

The Company sold 966,000 shares of common stock in its initial public offering on December 23, 1985. As of December 31, 2001, there were 4,725,966 shares outstanding. The shares are held by approximately 1,550 shareholders of record and persons or entities who hold their stock in nominee or "street" name through various brokerage firms or other depositories.

First Mutual Bancshares, Inc.'s common stock trades on The Nasdaq Stock Market under the symbol FMSB. The following data are based on the reported sale prices on the Nasdaq National Market System for the quarters indicated, as reported by the National Association of Securities Dealers.

The Company paid a cash dividend of five cents (0.05) per share per quarter for year 2000 and for the first three quarters of 2001. The cash dividend was increased to seven cents (0.07) per share for the fourth quarter of 2001.

          Quarter Ending                     High                Low
          -----------------------------------------------------------
          March 31, 2000                    $ 9.69             $ 9.69
          June 30, 2000                       9.97               9.97
          September 30, 2000                  9.88               9.88
          December 31, 2000                  13.13              12.56
          March 31, 2001                     13.56              13.38
          June 30, 2001                      12.00              11.88
          September 30, 2001                 13.90              13.25
          December 31, 2001                  13.85              13.15

First Mutual Bancshares, Inc. and Subsidiaries Consolidated Statements of FINANCIAL CONDITION

                                                                                                              DECEMBER 31,
                                                                                                     -----------------------------
ASSETS                                                                                                   2001             2000
----------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents:
   Interest-earning deposits with banks                                                              $   5,761,548   $     513,806
   Noninterest-earning demand deposits and cash on hand                                                  8,853,755       6,485,186
                                                                                                     -------------   -------------
                                                                                                        14,615,303       6,998,992
Mortgage-backed and other securities available-for-sale                                                 45,961,301      38,648,017
Loans receivable held-for-sale                                                                           4,475,792      15,774,341
Mortgage-backed and other securities held-to-maturity, fair value of $26,890,439 and $84,632,472        26,385,652      85,041,725
Loans receivable, net:
   Loans receivable                                                                                    570,109,616     480,505,472
   Reserve for loan losses                                                                              (7,032,062)     (6,729,166)
                                                                                                     -------------   -------------
                                                                                                       563,077,554     473,776,306
Accrued interest receivable                                                                              3,556,110       4,665,516
Real estate held-for-sale                                                                                               1,352,611
Mortgage servicing rights                                                                                   47,810         145,097
Land, buildings, and equipment, net                                                                      8,831,022       7,423,956
Federal Home Loan Bank (FHLB) stock, at cost                                                             9,759,300       7,749,400
Other assets                                                                                             1,638,707       1,655,505
                                                                                                     -------------   -------------
      Total assets                                                                                   $ 678,348,551   $ 643,231,466

LIABILITIES AND STOCKHOLDERS' EQUITY
----------------------------------------------------------------------------------------------------------------------------------
Liabilities:
   Deposits:
      Investor custodial checking                                                                    $     228,619   $     662,545
      Money market deposit and checking accounts                                                       108,826,655      96,267,362
      Regular savings                                                                                    7,855,528       8,350,254
      Time deposits                                                                                    311,986,860     352,211,748
                                                                                                     -------------   -------------
         Total deposits                                                                                428,897,662     457,491,909
   Drafts payable                                                                                        1,015,927       1,300,082
   Accounts payable and other liabilities                                                                3,446,997       3,493,118
   Advance payments by borrowers for taxes and insurance                                                 1,662,530       1,484,132
   FHLB advances                                                                                       191,104,138     133,034,725
   Other advances                                                                                          250,000         250,000
   Federal income taxes                                                                                                   260,229
                                                                                                     -------------   -------------
         Total liabilities                                                                             626,377,254     597,314,195
                                                                                                     -------------   -------------
Stockholders' equity:
   Common stock, $1 par value; authorized,
      10,000,000 shares; issued and outstanding,
      4,725,966 and 4,671,286 shares                                                                     4,725,966       4,671,286
   Additional paid-in capital                                                                           31,411,296      31,118,545
   Employee stock ownership plan (ESOP) debt                                                                              (97,821)
   Retained earnings                                                                                    16,025,853     10,140,569
   Accumulated other comprehensive income (loss):
      Unrealized gain (loss) on securities available-for-sale, net of federal income tax                  (191,818)         84,692
                                                                                                     -------------   -------------
         Total stockholders equity                                                                     51,971,297      45,917,271
                                                                                                     -------------   -------------
                                                                                                     $ 678,348,551   $ 643,231,466
                                                                                                     =============   =============

                                                                              27

See notes to consolidated financial statements.

First Mutual Bancshares, Inc. and Subsidiaries Consolidated Statements of
INCOME

                                                                                                YEARS ENDED DECEMBER 31,
                                                                                    ----------------------------------------------
                                                                                          2001            2000            1999
----------------------------------------------------------------------------------------------------------------------------------
INTEREST INCOME:
   Loans receivable                                                                 $   46,452,572   $  43,681,631   $  35,480,694
   Interest on AFS securities                                                            1,960,298       1,878,548       1,228,832
   Interest on HTM securities                                                            3,499,819       5,315,026       5,186,383
   Interest other                                                                          817,117         553,943         422,581
                                                                                    --------------   -------------   -------------
                                                                                        52,729,806      51,429,148      42,318,490
                                                                                    --------------   -------------   -------------
INTEREST EXPENSE:
   Deposits                                                                             22,708,013      22,987,040      18,601,358
   FHLB advances and other                                                               8,694,413       7,932,366       4,692,006
                                                                                    --------------   -------------   -------------
                                                                                        31,402,426      30,919,406      23,293,364
                                                                                    --------------   -------------   -------------
      Net interest income                                                               21,327,380      20,509,742      19,025,126
PROVISION FOR LOAN LOSSES                                                                  365,000         530,000         805,000
                                                                                    --------------   -------------   -------------
      Net interest income after provision for loan losses                               20,962,380      19,979,742      18,220,126
                                                                                    --------------   -------------   -------------
OTHER OPERATING INCOME:
   Servicing fees, net of amortization                                                     105,729         551,933         469,040
   Gain on sale of loans                                                                 1,539,731         549,000       1,452,267
   Gain on sale of investments                                                           1,164,533
   Fees on deposit services                                                                334,485         278,207         314,539
   Other                                                                                   885,622         710,957         712,334
                                                                                    --------------   -------------   -------------
      Total other operating income                                                       4,030,100       2,090,097       2,948,180
                                                                                    --------------   -------------   -------------
OTHER OPERATING EXPENSES:
   Salaries and employee benefits                                                        8,466,396       7,152,487       7,300,890
   Occupancy                                                                             2,130,829       1,812,023       1,479,618
   Other                                                                                 3,698,677       3,127,266       3,306,643
                                                                                    --------------   -------------   -------------
      Total other operating expenses                                                    14,295,902      12,091,776      12,087,151
                                                                                    --------------   -------------   -------------
      Income before federal income taxes and cumulative effect of
         adoption of new accounting principle                                           10,696,578       9,978,063       9,081,155
                                                                                    --------------   -------------   -------------
FEDERAL INCOME TAXES:
   Current                                                                               3,799,200       3,100,038       3,730,157
   Deferred                                                                               (180,000)        279,025        (649,350)
                                                                                    --------------   -------------   -------------
                                                                                         3,619,200       3,379,063       3,080,807
                                                                                    --------------   -------------   -------------
      Income before cumulative effect of adoption of
         new accounting principle, net of federal income tax                             7,077,378       6,599,000       6,000,348
      Cumulative effect of adoption of new accounting principle,
         net of federal income tax                                                        (155,247)
                                                                                    --------------   -------------   -------------
NET INCOME                                                                          $    6,922,131   $   6,599,000   $   6,000,348
                                                                                    ==============   =============   =============
PER SHARE DATA
   Basic earnings per common share before cumulative effect of
      adoption of new accounting principle, net of federal income tax               $         1.50   $        1.41   $        1.28
   Cumulative effect of adoption of new accounting principle,
      net of federal income tax                                                              (0.03)
                                                                                    --------------   -------------   -------------
   Basic earnings per common share                                                  $         1.47   $        1.41   $        1.28
                                                                                    ==============   =============   =============
   Earnings per common share before cumulative effect of adoption of
      new accounting principle, net of federal income tax, assuming dilution        $         1.48   $        1.39   $        1.26
   Cumulative effect of adoption of new accounting principle, net of federal
      income tax, assuming dilution                                                          (0.03)
                                                                                    --------------   -------------   -------------
   Earnings per common share assuming dilution                                      $         1.45   $        1.39   $        1.26
                                                                                    ==============   =============   =============
WEIGHTED AVERAGE SHARES OUTSTANDING                                                      4,706,233       4,670,749       4,675,654
                                                                                    ==============   =============   =============
WEIGHTED AVERAGE SHARES OUTSTANDING INCLUDING DILUTIVE STOCK OPTIONS                     4,785,241       4,738,661       4,759,276
                                                                                    ==============   =============   =============

                See notes to consolidated financial statements.

First Mutual Bancshares, Inc. and Subsidiaries Consolidated Statements of STOCKHOLDERS' EQUITY

                                                  COMMON STOCK                ADDITIONAL
                                            --------------------------         PAID-IN          RETAINED
                                             SHARES           AMOUNT           CAPITAL          EARNINGS
----------------------------------------------------------------------------------------------------------
BALANCE, December 31, 1998                  4,247,275      $ 4,247,275      $ 25,848,681      $  5,181,720
   Options exercised, including
      tax benefit of $13,038                    9,378            9,378            48,701              --
   10% stock dividend                         424,483          424,483         5,252,977        (5,677,460)
   Retirement of shares repurchased            (8,500)          (8,500)          (34,000)          (60,031)
   Repayment of ESOP debt                        --               --                --                --
   Cash dividend declared
         ($.20 per share)                        --               --                --            (917,221)
   Comprehensive income:
      Net income                                 --               --                --           6,000,348
      Other comprehensive
         income (loss)  Change in
         unrealized loss on securities
         available-for-sale, net of
         federal income tax                      --               --                --                --
                                                                                              ------------
      Total comprehensive income                 --               --                --           6,000,348
                                            ---------      -----------      ------------      ------------
BALANCE, December 31, 1999                  4,672,636        4,672,636        31,116,359         4,527,356
   Options exercised, including
      tax benefit of $6,431                     8,650            8,650            42,186              --
   Retirement of shares
      repurchased                             (10,000)         (10,000)          (40,000)          (51,874)
   Repayment of ESOP debt                        --               --                --                --
   Cash dividend declared
         ($.20 per share)                        --               --                --            (933,913)
   Comprehensive income:
      Net income                                 --               --                --           6,599,000
      Other comprehensive
         income (loss)  Change in
         unrealized gain on securities
         available-for-sale, net of
         federal income tax                      --               --                --                --
                                                                                              ------------
      Total comprehensive income                 --               --                --           6,599,000
                                            ---------      -----------      ------------      ------------
BALANCE, December 31, 2000                  4,671,286        4,671,286        31,118,545        10,140,569
   Options exercised, including
     tax benefit of $117,015                   54,680           54,680           292,751              --
   Repayment of ESOP debt                        --               --                --                --
   Cash dividend declared
         ($.22 per share)                        --               --                --          (1,036,847)
   Comprehensive income:
      Net income                                 --               --                --           6,922,131
      Other comprehensive
         income (loss)  Change in
         unrealized gain on securities
         available-for-sale, net of
         federal income tax                      --               --                --                --
                                                                                              ------------
      Total comprehensive income                 --               --                --           6,922,131
                                            ---------      -----------      ------------      ------------
BALANCE, December 31, 2001                  4,725,966      $ 4,725,966      $ 31,411,296      $ 16,025,853
                                            =========      ===========      ============      ============

                                         EMPLOYEE STOCK   ACCUMULATED
                                         OWNERSHIP PLAN  COMPREHENSIVE
                                          (ESOP) DEBT    INCOME (LOSS)       TOTAL
-------------------------------------------------------------------------------------
BALANCE, December 31, 1998                 $(603,738)     $ (11,985)     $ 34,661,953
   Options exercised, including
      tax benefit of $13,038                    --             --              58,079
   10% stock dividend                           --             --                --
   Retirement of shares repurchased             --             --            (102,531)
   Repayment of ESOP debt                    292,999           --             292,999
   Cash dividend declared
         ($.20 per share)                       --             --            (917,221)
   Comprehensive income:
      Net income                                --             --           6,000,348
      Other comprehensive
         income (loss)  Change in
         unrealized loss on securities
         available-for-sale, net of
         federal income tax                     --         (656,968)         (656,968)
                                                          ---------      ------------
      Total comprehensive income                --         (656,968)        5,343,380
                                           ---------      ---------      ------------
BALANCE, December 31, 1999                  (310,739)      (668,953)       39,336,659
   Options exercised, including
      tax benefit of $6,431                     --             --              50,836
   Retirement of shares
      repurchased                               --             --            (101,874)
   Repayment of ESOP debt                    212,918           --             212,918
   Cash dividend declared
         ($.20 per share)                       --             --            (933,913)
   Comprehensive income:
      Net income                                --             --           6,599,000
      Other comprehensive
         income (loss)  Change in
         unrealized gain on securities
         available-for-sale, net of
         federal income tax                     --          753,645           753,645
                                                          ---------      ------------
      Total comprehensive income                --          753,645         7,352,645
                                           ---------      ---------      ------------
BALANCE, December 31, 2000                   (97,821)        84,692        45,917,271
   Options exercised, including
     tax benefit of $117,015                    --             --             347,431
   Repayment of ESOP debt                     97,821           --              97,821
   Cash dividend declared
         ($.22 per share)                       --             --          (1,036,847)
   Comprehensive income:
      Net income                                --             --           6,922,131
      Other comprehensive
         income (loss)  Change in
         unrealized gain on securities
         available-for-sale, net of
         federal income tax                     --         (276,510)         (276,510)
                                                          ---------      ------------
      Total comprehensive income                --         (276,510)        6,645,621
                                           ---------      ---------      ------------
BALANCE, December 31, 2001                 $    --        $(191,818)     $ 51,971,297
                                           =========      =========      ============

                See notes to consolidated financial statements.

First Mutual Bancshares, Inc. and Subsidiaries Consolidated Statements of CASH FLOWS

                                                                                                YEARS ENDED DECEMBER 31,
                                                                                    ----------------------------------------------
OPERATING ACTIVITIES:                                                                    2001             2000            1999
----------------------------------------------------------------------------------------------------------------------------------
  Net income                                                                        $    6,922,131   $   6,599,000   $   6,000,348
  Adjustments to reconcile net income to net cash
      from operating activities:
    Provision for loan losses                                                              365,000         530,000         805,000
    Depreciation and amortization                                                        1,214,216         790,105         691,064
    Deferred loan origination fees, net of accretion                                      (658,829)       (376,558)          1,144
    Amortization of mortgage servicing rights                                               24,287          67,935         152,996
    Gain on sale of loans                                                               (1,611,294)       (573,365)     (1,527,473)
    Gain on sale of repossessed real estate                                                 (9,296)                       (17,029)
    Gain on sale of securities available-for-sale                                         (700,321)
    Gain on sale of other investments                                                     (464,212)
    FHLB stock dividends                                                                  (557,900)       (483,135)       (385,337)
    Deferred federal income taxes                                                         (180,000)        279,025        (649,350)
    Changes in operating assets and liabilities:
       Loans receivable held-for-sale                                                   11,298,549     (13,064,591)     24,661,065
       Accrued interest receivable                                                       1,109,406        (824,605)       (529,789)
       Other assets                                                                       (560,697)     (1,793,097)        177,848
       Drafts payable                                                                     (284,155)        (81,292)     (3,001,237)
       Accounts payable and other liabilities                                             (143,375)       (654,336)        359,462
       Advance payments by borrowers for
          taxes and insurance                                                              178,398        (105,180)         72,059
       Federal income taxes                                                                497,266        (293,432)       (186,474)
                                                                                    --------------   -------------   -------------
       Net cash provided (used) by operating activities                                 16,439,174      (9,983,526)     26,624,297
                                                                                    --------------   -------------   -------------
INVESTING ACTIVITIES:
----------------------------------------------------------------------------------------------------------------------------------
  Loan originations                                                                   (243,456,913)   (155,229,165)   (225,070,857)
  Loan principal repayments                                                            172,095,040      99,714,993     123,909,771
  Increase (decrease) in undisbursed loan proceeds                                     (17,369,810)     10,128,585       8,193,950
  Principal repayments on mortgage-backed and other securities                          54,131,108       9,459,547      16,471,568
  Purchase of mortgage-backed and other securities held-to-maturity                     (2,996,250)     (4,500,000)    (40,764,092)
  Purchase of mortgage-backed securities available-for-sale                            (39,377,552)
  Purchase of premises and equipment                                                    (2,225,965)     (2,662,763)       (647,999)
  Purchase of FHLB stock                                                                (1,452,000)       (245,865)     (1,758,563)
  Proceeds from sale of loans                                                            1,146,155       1,115,528       1,972,098
  Proceeds from other investments                                                          472,769
  Proceeds from sale of securities                                                      39,913,161
  Proceeds from sale of real estate held-for-sale                                        1,433,584                        119,738
                                                                                    --------------   -------------   -------------
  Net cash provided (used) by investing activities                                     (37,686,673)    (42,219,140)   (117,574,386)
                                                                                    --------------   -------------   -------------

                See notes to consolidated financial statements.

First Mutual Bancshares, Inc. and Subsidiaries Consolidated Statements of CASH FLOWS (CONTINUED)

                                                                                                YEARS ENDED DECEMBER 31,
                                                                                    ----------------------------------------------
FINANCING ACTIVITIES:                                                                    2001             2000            1999
----------------------------------------------------------------------------------------------------------------------------------

  Net increase (decrease) in deposit accounts                                       $  (51,399,621)  $  34,563,819   $ (29,847,370)
  Interest credited to deposit accounts                                                 22,805,374      22,754,000      18,770,312
  Proceeds from advances                                                               286,448,463     658,919,725     456,003,925
  Repayment of advances                                                               (228,379,050)   (660,121,925)   (353,282,000)
  Dividends paid                                                                          (939,593)       (934,405)     (2,594,437)
  Proceeds from exercise of stock options                                                  230,416          44,405          45,041
  Repurchase of common stock                                                                             (101,874)       (102,531)
  Repayment of employee stock ownership plan (ESOP) debt                                    97,821         212,918         292,999
                                                                                    --------------   -------------   -------------
     Net cash provided (used) by financing activities                                   28,863,810      55,336,663      89,285,939
                                                                                    --------------   -------------   -------------
NET INCREASE (DECREASE) IN CASH
     AND CASH EQUIVALENTS                                                                7,616,311       3,133,997      (1,664,150)
CASH AND CASH EQUIVALENTS,
  Beginning of year                                                                      6,998,992       3,864,995       5,529,145
                                                                                    --------------   -------------   -------------
  End of year                                                                       $   14,615,303   $   6,998,992   $   3,864,995
                                                                                    ==============   =============   =============
SUPPLEMENTAL DISCLOSURES OF
     CASH FLOW INFORMATION
  Loans originated for mortgage banking activities                                  $   79,601,434   $  55,835,410   $  85,327,840
                                                                                    ==============   =============   =============
  Loans originated for investment activities                                        $  243,456,913   $ 155,229,165   $ 225,070,857
                                                                                    ==============   =============   =============
  Proceeds from sale of loans held-for-sale                                         $   90,899,983   $  42,770,819   $ 109,988,905
                                                                                    ==============   =============   =============
  Cash paid during the year for:
     Interest                                                                       $   31,712,683   $  30,652,129   $  22,962,500
                                                                                    ==============   =============   =============
     Income taxes                                                                   $    2,962,500   $   3,775,280   $   3,565,155
                                                                                    ==============   =============   =============
SUPPLEMENTAL DISCLOSURES OF NON-CASH
     INVESTING ACTIVITIES
  Loans transferred to (from) real estate held-for-sale, net                        $   (1,352,611)  $   1,352,611   $     (21,827)
                                                                                    ==============   =============   =============
  Loans securitized into securities held-to-maturity
     and available-for-sale                                                         $    4,914,393   $  22,550,393   $
                                                                                    ==============   =============   =============



                See notes to consolidated financial statements.

FIRST MUTUAL BANCSHARES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2001, 2000, and 1999

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

FORMATION OF THE FINANCIAL HOLDING COMPANY - First Mutual Bancshares, Inc. and Subsidiaries (the Company), a Washington corporation, is a financial holding company primarily engaged in the business of planning, directing, and coordinating the activities of its wholly-owned subsidiary, First Mutual Bank (formerly First Mutual Savings Bank). On October 26, 1999, First Mutual Savings Bank converted into the holding company form of ownership in a tax-free reorganization. In the reorganization, First Mutual Savings Bank changed its name to First Mutual Bank and became the wholly-owned subsidiary of the Company. Subsequently, on June 11, 2000, the Federal Reserve Bank of San Francisco approved the election for First Mutual Bancshares, Inc. to become a financial holding company. First Mutual Bank is also referred to as the "Bank" in this report.

PRINCIPLES OF CONSOLIDATION AND BASIS OF PRESENTATION - The consolidated financial statements include the accounts of First Mutual Bancshares, Inc. and its wholly-owned subsidiaries, First Mutual Bank and First Mutual Services, Inc. (collectively, the Bank). All significant inter-company transactions have been eliminated. Certain reclassifications have been made to the 2000 and 1999 financial statements to conform to the 2001 presentation.

USE OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Changes in these estimates and assumptions are considered reasonably possible and may have a material impact on the financial statements.

NATURE OF BUSINESS - The Bank is a community-oriented bank offering a variety of products to retail customers while concentrating its lending activities on housing and commercial real estate loans. The Bank conducts business from its main office in Bellevue, Washington, and its 11 branches in the greater Puget Sound area. The Bank accepts deposits from the general public and provides lending services to citizens of the Eastside and the I-5 Corridor. In addition to portfolio lending, the Bank operates a mortgage banking operation.

CASH AND CASH EQUIVALENTS - For purposes of the consolidated statements of cash flows, all deposits and investment securities with an original term to maturity of three months or less are considered to be cash equivalents. The Bank places its cash with high-credit-quality institutions. The amount on deposit fluctuates, and at times exceeds the insured limit by the U.S. Federal Deposit Insurance Corporation, which potentially subjects the Bank to credit risk.

SECURITIES - Securities are classified at acquisition into three categories: held-to-maturity, available-for-sale and held-for-trading. Securities are classified as held-to-maturity when the Company has the ability and positive intent to hold them to maturity. Securities classified as available-for-sale are maintained for future liquidity requirements and may be sold prior to maturity. There were no securities classified as held-for-trading during 2001, 2000, and 1999.

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

LOANS RECEIVABLE, LOANS RECEIVABLE HELD-FOR-SALE AND RESERVE FOR LOAN LOSSES - Loans receivable are stated at unpaid principal balances less the reserve for loan losses and deferred loan origination fees. Mortgage loans securitized and transferred into the securities portfolio are transferred at amortized cost.

The Bank follows the practice of stopping interest accruals on loans past due 90 days and over unless it is reasonably assured that all principal and interest due on the loan will be fully recovered.

The reserve for loan losses is maintained at a level that is sufficient to provide for estimated losses based on evaluating known and inherent risks in the loan portfolio. This reserve is provided for based upon management's continuing analysis of the factors underlying the quality of the loan portfolio. Management believes the allowance for loan losses and the valuation of foreclosed assets held-for-sale are adequate. While management uses available information to recognize losses on loans and foreclosed assets held-for-sale, changes in economic conditions may necessitate revisions of these estimates in future years. In addition, various regulatory agencies, as an integral part of their examination processes, periodically review the Company's allowance for loan losses and valuation of foreclosed assets held-for-sale. Such agencies may require the Company to recognize additional losses based on their judgment using information available to them at the time of their examination.

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

Management then considers other factors in evaluating the adequacy of the reserve for loan losses. These factors include changes in the size and composition of the loan portfolio, actual loan loss experience, current and anticipated economic conditions, detailed analysis of individual loans for which full collectibility may not be assured, and determination of the existence and realizable value of the collateral and guarantees securing the loans. The reserve is based upon factors and trends identified by management at the time financial statements are prepared. The ultimate recovery of loans is

                         Note 1 continued on next page.

FIRST MUTUAL BANCSHARES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Summary of Significant Accounting Policies (continued)

susceptible to future market factors beyond management's control, which may result in losses or recoveries differing significantly from those provided in the financial statements.

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

REAL ESTATE HELD-FOR-SALE - Real estate held-for-sale includes properties acquired through foreclosure. These properties are initially recorded at the lower of cost or fair value and are subsequently evaluated to determine that the carrying value does not exceed the then-current fair value of the property. Losses that result from ongoing periodic valuation of these properties are charged to operations in the period in which they are identified. The amounts that will ultimately be recovered from real estate held-for-sale may differ substantially from the carrying value of the assets because of future market factors beyond management's control.

LAND, BUILDINGS, AND EQUIPMENT - Premises and equipment are stated at cost, less accumulated depreciation. Depreciation is computed on the straight-line method over the estimated useful lives as follows:

          Buildings and improvements                15 to 40 years
          Leasehold improvements                     5 to 20 years
          Furniture, fixtures, and equipment         1 to 20 years

The Company follows the policy of capitalizing expenditures for betterments and major renewals, and expenses ordinary maintenance and repairs as incurred.

MORTGAGE SERVICING RIGHTS - Originated servicing rights are recorded when mortgage loans are originated and subsequently sold or securitized (and held as available-for-sale securities) with the servicing rights retained. The total cost of the mortgage loans is allocated between servicing rights and the loans (without the servicing rights) based on their relative fair values. The cost relating to the mortgage servicing rights is capitalized and amortized in proportion to, and over the period of, estimated future net servicing income. Amounts capitalized are recorded at cost, net of accumulated amortization and valuation allowance.

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

EMPLOYEE STOCK OWNERSHIP PLAN - The Company sponsors a leveraged Employee Stock Ownership Plan (ESOP). Statement of Position (SOP) No. 93-6, Employers' Accounting for Employer Stock Ownership Plans, was effective as of January 1994. As is allowed under SOP No. 93-6, the Company continues to account for ESOP transactions for shares purchased by the ESOP prior to 1994 under SOP No. 76-3. Accordingly, the Company records compensation expense based on the amounts contributed by the Company to the ESOP and includes unallocated ESOP shares as outstanding for purposes of its earnings-per-share calculation.

ESOP stock purchases have been insignificant since January 1994. At such time that the ESOP purchases material amounts of stock in future periods, such transactions will be accounted for in accordance with the provisions of SOP No. 93-6 as described below.

Under SOP No. 93-6, as shares are released from collateral, compensation expense is recorded equal to the then-current market price of the shares, and the shares become outstanding for purposes of earnings-per-share calculations. Stock and cash dividends on allocated shares are recorded as a reduction of retained earnings and paid directly to plan participants or distributed directly to participants' accounts. Cash dividends on unallocated shares are recorded as a reduction of debt and accrued interest. Stock dividends on unallocated shares are recorded as an increase to the unearned shares issued to the employee stock ownership trust contra-equity account and distributed to participants over the remaining debt service period.

INCOME TAXES - The Company files a consolidated tax return which includes income earned by its subsidiaries. The Company accounts for income taxes on the liability method. The liability method recognizes the amount of tax currently payable and deferred at the date of the financial statements as a result of all events that have been recognized in the financial statements, as measured by the provisions of current enacted tax laws and rates.

                         Note 1 continued on next page.

FIRST MUTUAL BANCSHARES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Summary of Significant Accounting Policies (continued)

LOAN FEE INCOME AND INTEREST INCOME ON LOANS RECEIVABLE - Loan origination fees and certain direct loan origination costs related to loan origination activities are deferred. Net deferred fees are amortized into income over the contractual or actual life of the loan as an adjustment to the loan yield. Net deferred fees related to loans sold are recognized in income at the time the loans are sold.

Interest income is accrued on loans receivable until management doubts the collectibility of the loan or the unpaid interest, at which time a reserve for any accrued interest is established.

INTEREST RATE RISK MANAGEMENT - Management may hedge certain mortgage banking transactions with purchased option contracts and forward sales commitments. Net gains or losses on these options are considered in the calculation of the lower of cost or fair value for loan receivables held-for-sale.

Effective January 1, 2001, the Company adopted SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended (SFAS No. 133), which requires that all derivative instruments be reported on the balance sheet at fair value and establishes criteria for designation and effectiveness of hedging relationships. The cumulative effect of adoption of this new accounting principle is $155,247, net of tax effect of $79,975. The Bank does not speculate on the direction of interest rates in its management of interest rate risk nor hold or issue derivative financial instruments for trading purposes.

One of the primary risks facing the Bank is interest rate risk on mortgage loans held-for-sale and loan commitments. Under certain circumstances, the Bank undertakes to limit interest rate risk on uncommitted fixed-rate mortgage loans held-for-sale through the use of forward commitments to deliver mortgage-backed securities for a specific price. These forward commitments, in conjunction with uncommitted mortgage loans held-for-sale, eliminate a portion of the interest rate risk.

EARNINGS PER SHARE (EPS) DATA - The Company displays basic and diluted EPS in the income statement. Basic EPS is computed by dividing net income by the weighted average number of shares outstanding during the year. Diluted EPS reflects the potential dilutive effect of stock options and is computed by dividing net income by the weighted average number of shares outstanding during the year, plus the dilutive common shares that would have been outstanding had the stock options been exercised. A reconciliation of the numerator and denominator used for the basic EPS to the numerator and denominator used for the diluted EPS is provided in Note 13.

NOTE 2 - RESERVE BALANCES
The Bank is required to maintain an average reserve balance of $25,000 in its account with the Federal Reserve. For the years ended December 31, 2001, 2000, and 1999, the Bank complied with this requirement.

NOTE 3 - MORTGAGE-BACKED AND OTHER SECURITIES AVAILABLE-FOR-SALE
The amortized cost and estimated fair value of securities available-for-sale at December 31, 2001 and 2000 are summarized as follows:

                                                           GROSS         GROSS
                                         AMORTIZED    UNREALIZED    UNREALIZED     ESTIMATED
                                              COST         GAINS        LOSSES    FAIR VALUE
--------------------------------------------------------------------------------------------
2001: Freddie Mac securities           $ 5,276,304   $    13,813   $     5,779   $ 5,284,338
      Fannie Mae securities             40,975,631        59,065       357,733    40,676,963
                                       -----------   -----------   -----------   -----------
                                       $46,251,935   $    72,878   $   363,512   $45,961,301
                                       ===========   ===========   ===========   ===========

2000: Freddie Mac securities           $   420,698   $     9,504   $         -   $   430,202
      Fannie Mae securities             36,383,457       358,474       217,890    36,524,041
      Ginnie Mae securities              1,713,531             -        19,757     1,693,774
                                       -----------   -----------   -----------   -----------
                                       $38,517,686   $   367,978   $   237,647   $38,648,017
                                       ===========   ===========   ===========   ===========

Proceeds from the sale of securities available-for-sale during 2001, 2000, and 1999 were $28,142,793, $0, and $0, respectively. Gross gains on those sales were $546,467, $0, and $0, respectively. No gross losses were realized on sales during 2001, 2000, and 1999.

The securities available-for-sale at December 31, 2001, have contractual maturities over eight years. Expected maturity may differ from contractual maturity because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

FIRST MUTUAL BANCSHARES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 4 - Mortgage-Backed and Other Securities Held-to-Maturity

The amortized cost and estimated fair value of mortgage-backed and other securities are summarized as follows:

                                                                 GROSS          GROSS
                                             AMORTIZED      UNREALIZED     UNREALIZED     ESTIMATED
                                                  COST           GAINS         LOSSES     FAIR VALUE
------------------------------------------------------------------------------------------------------
December 31, 2001:
     Fannie Mae certificates              $ 24,068,746       $ 497,926     $        -     $ 24,566,672
     Freddie Mac certificates                1,103,892           7,459              -        1,111,351
     Municipal bonds                         1,112,852               -          1,580        1,111,272
     REMICs                                    100,162             999             17          101,144
                                          ------------       ---------     ----------     ------------
                                          $ 26,385,652       $ 506,384     $    1,597     $ 26,890,439
                                          ============       =========     ==========     ============
December 31, 2000:
     Fannie Mae certificates              $ 32,858,126       $ 215,635     $  456,516     $ 32,617,245
     Freddie Mac certificates                1,528,524          18,518              -        1,547,042
     U.S. government agency securities      46,665,515         131,994        227,007       46,570,502
     Merrill Lynch corporate bond            2,523,071               -         31,246        2,491,825
     Municipal bonds                         1,120,707               -         60,939        1,059,768
     REMICs                                    345,782           1,222            914          346,090
                                          ------------       ---------      ---------     ------------
                                          $ 85,041,725       $ 367,369      $ 776,622     $ 84,632,472
                                          ============       =========      =========     ============

The amortized cost and estimated fair value of mortgage-backed and other securities held-to-maturity at December 31, 2001, by contractual maturity, are shown below. Expected maturity may differ from contractual maturity because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. Sales from the held-to-maturity portfolio during 2001 amounted to $11.5 million. Gross gains on the sales totaled $153,854. The circumstances leading up to the sales related to a deterioration in the issuers' creditworthiness and the securities were near their maturity date. There were no sales from the held-to-maturity portfolio in 2000.

                                                  AMORTIZED           ESTIMATED
                                                       COST           FAIRVALUE
--------------------------------------------------------------------------------
Due after one year through five years           $16,812,750        $ 17,102,547
Due after five years through ten years            3,037,893           3,079,263
Due after ten years                               6,535,009           6,708,629
                                                -----------        ------------
                                                $26,385,652        $ 26,890,439
                                                ===========        ============

NOTE 5 - LOANS RECEIVABLE, NET AND LOANS RECEIVABLE HELD-FOR-SALE

Loans receivable consisted of the following as of December 31:

                                                  2001                2000
--------------------------------------------------------------------------------
Real estate
     Single-family residential             $  83,886,436        $  74,358,477
     Single-family construction               52,461,658           54,932,047
     Income property:
          Commercial construction             16,887,200           18,992,000
          Commercial real estate             200,716,409          159,930,164
          Multifamily construction            14,895,824           29,802,372
          Multifamily residential            174,061,911          160,297,329
Consumer and other loans                      42,487,950           34,219,402
Business loans                                11,994,811            5,033,249
                                            -------------        -------------
                                             597,392,199          537,565,040

Less:
     Deferred loan origination fees             (537,204)          (1,198,025)
     Undisbursed loan proceeds               (22,269,587)         (40,087,202)
     Reserve for loan losses                  (7,032,062)          (6,729,166)
                                            -------------        -------------
                                             567,553,346          489,550,647

Loans receivable held-for-sale                (4,475,792)         (15,774,341)
                                            -------------        -------------
Loans receivable, net                      $ 563,077,554        $ 473,776,306
                                            =============        =============

Note 5 continued on next page.

FIRST MUTUAL BANCSHARES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 - LOANS RECEIVABLE, NET AND LOANS RECEIVABLE HELD-FOR-SALE (CONTINUED)

A substantial portion of the Company's revenue is derived from the origination of loans in the Puget Sound region of Washington State. The customers' ability to honor their commitments to repay such loans is dependent upon the region's economy and, to a certain extent, the dominant industries in that region such as aerospace, international trade, and high technology.

Single-family residential, permanent, and construction loans are primarily secured by collateral located in Western Washington. Income property loans, by county or state in which the property resides, are as follows at December 31, 2001:

                                     KING      SNOHOMISH        PIERCE      WHATCOM
                                   COUNTY         COUNTY        COUNTY       COUNTY         OREGON          OTHER           TOTAL
------------------------------------------------------------------------------------------------------------------------------------
Income property:
   Commercial construction  $   4,172,450   $    562,500  $ 12,152,250  $          -   $          -   $          -    $ 16,887,200
   Commercial real estate      93,934,732     30,121,400    26,802,815     4,888,315     19,666,406     25,302,741     200,716,409
   Multifamily construction     8,760,077             -      3,432,871             -      2,287,506        415,370      14,895,824
   Multifamily residential     74,814,489     13,035,341    22,939,777     5,254,288     27,085,361     30,932,655     174,061,911
                            -------------   ------------  ------------  ------------   ------------   ------------   ---------------
                            $ 181,681,748   $ 43,719,241  $ 65,327,713  $ 10,142,603   $ 49,039,273   $ 56,650,766   $ 406,561,344
                            =============   ============  ============  ============   ============   ============   =============

The Bank originates both adjustable and fixed interest rate loans. At December 31, 2001, the composition of those loans was as follows:

TERM TO MATURITY OR RATE ADJUSTMENT         FIXED RATE         ADJUSTABLE RATE               TOTAL
---------------------------------------------------------------------------------------------------
Due within one year                       $ 24,017,654           $ 416,777,463       $ 440,795,117
After one but within three years             2,099,152              63,219,333          65,318,485
After three but within five years            6,546,584              17,395,285          23,941,869
After five but within ten years             16,170,749               1,591,919          17,762,668
After ten years                             19,735,207                       -          19,735,207
                                          ------------           -------------       -------------
                                          $ 68,569,346           $ 498,984,000       $ 567,553,346
                                          ============           =============       =============

Single-family adjustable-rate loans have both period and lifetime adjustment limitations. Permanent income property adjustable-rate loans generally only have lifetime adjustment limitations. Both types of adjustable-rate loans are generally indexed to either the one-, three-, or five-year Constant Maturity Treasury (CMT) or the Federal Home Loan Bank's cost of funds. Future market factors may affect the correlation of the interest rate adjustment with the rates the Bank pays on the short-term deposits that have been primarily utilized to fund these loans.

An analysis of the changes in the reserve for loan losses is as follows for the years ended December 31:

                                        2001            2000            1999
----------------------------------------------------------------------------
Balance, beginning of year        $6,729,166      $6,309,268     $ 5,569,431
     Provision for loan losses       365,000         530,000         805,000
     Write-offs                     (137,606)       (111,781)        (68,123)
     Recoveries                       75,502           1,679           2,960
                                  ----------      ----------     -----------
Balance, end of year              $7,032,062      $6,729,166     $ 6,309,268
                                  ==========      ==========     ===========

The Bank had the following non-performing loans as of December 31:


                                        2001            2000
----------------------------------------------------------------------------
Non-performing loans               $ 498,033      $1,110,920
Percentage of total loans               0.09%           0.22%

The Bank had no impaired loans during the years and at year-end 2001, 2000, and 1999.

The Bank serviced loans owned by other investors with aggregate principal balances of $47,182,005 and $174,387,619 as of December 31, 2001 and 2000,
respectively.

Outstanding commitments to borrowers for loans totaled $106,361,000 and $120,307,000 at December 31, 2001 and 2000, respectively. Outstanding commitments to sell loans to investors, which totaled $5,480,400 and $16,790,500 at December 31, 2001 and 2000, respectively, hedge against interest rate fluctuations from the time of the loan commitment until the date at which loans are sold, which is generally within 60 days.

Commitments to extend credit generally have fixed expiration dates. Since portions of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Prior to extending commitments, the Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained upon extension of credit is based on management's credit evaluation of the borrower. Collateral held includes residential and income-producing properties

FIRST MUTUAL BANCSHARES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 - ACCRUED INTEREST RECEIVABLE

Accrued interest receivable at December 31 is summarized as follows:

                                                          2001             2000
-------------------------------------------------------------------------------
Loans receivable                                   $ 3,189,081      $ 3,405,130
Mortgage-backed securities available-for-sale          220,690          215,781
Mortgage-backed and other securities
 held-to-maturity                                      146,339        1,044,605
                                                  -------------    -------------
                                                   $ 3,556,110      $ 4,665,516
                                                  =============    =============


NOTE 7 - MORTGAGE SERVICING RIGHTS AND SERVICING FEES

Changes in the mortgage servicing rights balance for the years ended December 31 are as follows:

                                                         2001              2000
-------------------------------------------------------------------------------
Balance, beginning of year                          $ 145,097         $ 110,341
    Additions                                         143,490           272,345
    Sales                                            (216,490)         (289,880)
    Amortization                                      (24,287)          (67,935)
    Recovery of prior year's impairment                     -           120,226
                                                    ---------         ---------
Balance, end of year                                $  47,810         $ 145,097
                                                    =========         =========

Changes in the valuation for impairment of mortgage servicing rights for the years ended December 31:


                                      2001              2000               1999
--------------------------------------------------------------------------------
Balance, beginning of year          $    -         $ 120,226          $ 120,226
     Additions                           -                 -                  -
     Recoveries                          -          (120,226)                 -
                                    ------         ---------          ---------
Balance, end of year                $    -         $       -          $ 120,226
                                    ======         =========          =========


Servicing fee income, net of amortization, consisted of the following for the years ended December 31:


                                                  2001        2000        1999
--------------------------------------------------------------------------------
Servicing fees                               $ 130,016   $ 499,642   $ 622,036
Amortization and recovery (provision) for
 impairment of mortgage servicing rights       (24,287)     52,291    (152,996)
                                             ---------   ---------   ---------
Loan servicing fees, net                     $ 105,729   $ 551,933   $ 469,040
                                             =========   =========   =========


NOTE 8 - LAND, BUILDINGS, AND EQUIPMENT

The following is a summary of land, buildings, and equipment at December 31:

                                                  2001                  2000
--------------------------------------------------------------------------------
Land                                       $ 3,278,678           $ 2,779,932
Buildings                                    5,619,447             4,632,384
Furniture, fixtures, and equipment           3,466,243             3,082,314
Leasehold improvements                         964,302               932,921
                                           -----------           -----------
                                            13,328,670            11,427,551
Less accumulated depreciation and
amortization                                 4,497,648             4,003,595
                                           -----------           -----------
                                           $ 8,831,022           $ 7,423,956
                                           ===========           ===========


Depreciation expense for the years ended December 31, 2001, 2000, and 1999 amounted to $789,000, $752,000, and $644,000, respectively.


The Bank leases seven of its office locations under operating leases. Total lease obligations are as follows:

                                        2002    $ 783,375
                                        2003      772,146
                                        2004      779,999
                                        2005      776,017
                                        2006      626,000
                                              -----------
                                              $ 3,737,537
                                              ===========

Total lease expenses were $725,660, $536,410, and $367,216 for the years ended December 31, 2001, 2000, and 1999, respectively.

FIRST MUTUAL BANCSHARES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 - DEPOSITS

Deposits consisted of the following at December 31:

                                          WEIGHTED
                                   AVERAGE RATE AT                  2001                               2000
                                       DECEMBER 31,        -----------------------           ------------------------
TERMS                                         2001         AMOUNT          PERCENT           AMOUNT           PERCENT
---------------------------------------------------------------------------------------------------------------------
Money market deposit and checking accounts,
  including noninterest-bearing deposits of
  $11,818,284 (2001) and $10,817,134 (2000)   1.4%     $ 109,055,274        25.4%         $ 96,929,907          21.2%
                                                       -------------       ------         ------------         ------
Regular savings                               1.2%         7,855,528         1.8             8,350,254           1.8
                                                       -------------       ------         ------------         ------
Time deposits:
  1 to 6 months                               2.6%        28,550,340         6.7            24,784,648           5.4
  7 to 12 months                              4.2%       168,506,354        39.3           156,718,392          34.3
 13 to 18 months                              3.9%        59,315,710        13.8           118,871,234          26.0
  2 to 10 years                               6.1%        55,614,456        13.0            51,837,474          11.3
                                                       -------------       ------         ------------         ------
Total time deposits                           4.3%       311,986,860        72.8           352,211,748          77.0
                                                       -------------       ------         ------------         ------
Total deposits                                3.5%     $ 428,897,662       100.0%        $ 457,491,909         100.0%
                                                       =============       ======         ============         ======


Deposits at December 31, 2001 and 2000, included public funds of $6,106,703 and $7,898,635, respectively. Mortgage-backed securities with a book value of $748,434 and $964,541 were pledged as collateral on these deposits at December 31, 2001 and 2000, respectively, which exceeds the minimum collateral requirement established by the Washington Public Deposit Protection Commission.

As of December 31, 2001, scheduled maturities of time deposits were as follows:

               YEAR ENDING DECEMBER 31 ,
-----------------------------------------------------------
                                   2002       $ 263,100,095
                                   2003          34,768,038
                                   2004           3,871,404
                                   2005           1,306,275
                                   2006           8,582,313
                             Thereafter             358,735
                                             --------------
                                              $ 311,986,860
                                             ==============

Included in deposits are time deposits greater than or equal to $100,000 of $112,685,075 and $119,967,227 at December 31, 2001 and 2000, respectively.
Interest on time deposits greater than or equal to $100,000 totaled $6,302,223, $6,394,805, and $5,300,446 for the years ended December 31, 2001, 2000, and
1999, respectively. Also included in deposits are accounts of approximately $3,185,000 and $2,150,000 at December 31, 2001 and 2000, respectively, which are controlled by members of the Board of Directors and management.

Deposit interest expense by type for the years ended December 31 was as follows:



                                          2001           2000           1999
-------------------------------------------------------------------------------
Time deposits                        $20,171,363    $19,666,095    $ 14,955,529
Money market deposit and checking      2,393,143      3,120,818       3,331,616
Regular savings                          143,507        200,127         314,213
                                     -----------    -----------    ------------
                                     $22,708,013    $22,987,040    $ 18,601,358
                                     ===========    ===========    ============



NOTE 10 - FHLB AND OTHER ADVANCES

The Company's borrowings consisted of the following at December 31:

                                                  2001           2000
-------------------------------------------------------------------------
FHLB advances                              $ 191,104,138    $ 133,034,725
                                           =============    =============
FHLB advances:
     Maximum outstanding at any month end  $ 191,104,138    $ 135,978,925
     Average outstanding                     145,329,485      125,639,039
     Weighted average interest rates:
          Annual                                   5.962%           6.297%
          End of year                              4.321%           6.387%
Other advances                             $     250,000    $     250,000
                                           =============    =============

                        Note 10 continued on next page.

FIRST MUTUAL BANCSHARES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 - FHLB AND OTHER ADVANCES (CONTINUED)

Under the terms of the FHLB advances, in addition to FHLB stock held, the Bank must maintain unencumbered collateral of at least 83% of one-to-four-unit family permanent mortgages and 80% of multifamily permanent loans. At December 31, 2001, the minimum book value of eligible collateral pledged for these borrowings was $245,558,000. The Bank has an available line of credit with the FHLB in the amount equal to 40% of total assets.

FHLB advances at December 31, 2001, mature as follows:

                         INTEREST RATES           AMOUNT
---------------------------------------------------------
                    2002 2.19 - 7.58%        $ 93,593,925
                    2003 2.83 - 7.15%          55,471,453
                    2004 3.46 - 5.50%          25,992,510
                    2005 4.00 - 4.94%           5,333,750
                    2006 3.57 - 6.25%           6,000,000
                    2010      4.93%             4,000,000
                    2011      5.19%               712,500
                                             ------------
                                             $191,104,138
                                             ============

The other advances mature on November 27, 2002, with an interest rate of 4.394%.

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

As of December 31, 1997, these additions were $1,973,380, of which $328,897 was recaptured in taxable income for both 2001 and 2000. The Act also repealed the reserve method of accounting for tax bad debt deductions and required thrifts to calculate the tax bad debt deduction based on actual current loan losses. The recapture of the post-1987 additions to tax basis bad debt reserves does not result in a charge to earnings as these amounts have been provided for in the deferred tax liability.

If bad debt deductions taken for federal income tax purposes before 1987 are later used for purposes other than bad debt losses, they will be subject to federal income taxes at the prevailing corporate rates. Retained earnings at December 31, 2001, 2000, and 1999 includes $640,000, for which no federal taxes had been provided in the financial statements. The Bank does not anticipate that retained earnings will be used in any way which would result in payment of taxes.

Deferred federal income taxes constitute the differences in the reporting of income and expense for financial statement and income tax purposes. The components of deferred income tax provision (benefit) are as follows for the years ended December 31:

                                                       2001              2000
--------------------------------------------------------------------------------
Mortgage servicing rights                         $ 122,000         $  81,367
Loan origination fees and costs                     411,000           109,491
FHLB stock dividends                                190,000           164,332
Reserve for loan losses                            (238,000)          (59,418)
Other, net                                         (305,000)          (16,747)
                                                  ---------         ---------
                                                  $ 180,000         $ 279,025
                                                  =========         =========

At December 31, the significant components of the Company's net deferred tax asset were as follows:

                                                       2001              2000
--------------------------------------------------------------------------------
Deferred tax assets:
  Reserve for loan losses                       $ 2,040,000       $ 1,802,000
  Other, net                                        524,000           219,000
  Mortgage servicing rights                               -           115,000
  Unrealized loss on available-for-sale securities  100,000                 -
                                                -----------       -----------
                                                  2,664,000         2,136,000
                                                -----------       -----------
Deferred tax liabilities:
  Loan origination fees and costs                   906,000           495,000
  FHLB stock dividends                            1,311,000         1,121,000
Unrealized gain on available-for-sale securities          -            34,000
Mortgage servicing rights                             7,000                 -
                                                -----------       -----------
                                                  2,224,000         1,650,000
                                                -----------       -----------
Net deferred tax asset                            $ 440,000         $ 486,000
                                                ===========       ===========

                        Note 11 continued on next page.

FIRST MUTUAL BANCSHARES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 11 - FEDERAL TAXES ON INCOME (CONTINUED)

A reconciliation of the effective income tax rate with the federal statutory rate is as follows:

                                                   2001                2000                1999
                                             --------------      --------------      --------------
                                             AMOUNT    RATE      AMOUNT    RATE      AMOUNT    RATE
----------------------------------------------------------------------------------------------------
Federal income tax at statutory rates   $ 3,636,837     34% $ 3,392,541     34% $ 3,087,593     34%
Effect of tax-exempt interest income        (11,783)     0%     (85,876)    -1%      (6,939)     -
Other                                        (5,854)     0%      72,398      1%         153      -
                                        -----------     --  -----------     --  -----------     --
                                        $ 3,619,200     34% $ 3,379,063     34% $ 3,080,807     34%
                                        ===========     ==  ===========     ==  ===========     ==


NOTE 12 - STOCKHOLDERS' EQUITY AND REGULATORY CAPITAL REQUIREMENTS

RESTRICTED RETAINED EARNINGS - Under Washington State law, pre-conversion retained earnings are restricted for the protection of pre-conversion depositors. Restricted retained earnings at December 31, 2001, totaled $143,809.

REGULATORY CAPITAL REQUIREMENTS - The Company and the Bank are subject to various regulatory capital requirements administered by the Federal Deposit Insurance Corporation (FDIC), Washington State Department of Financial Institutions, and the Federal Reserve Board. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary action by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Company's and the Bank's capital amounts and classifications also are subject to qualitative judgments by the regulators about components, risk-weightings, and other factors.

Quantitative measures established by regulators to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital to risk-weighted assets, and of Tier I capital to average assets. Management believes, as of December 31, 2001, that the Company and the Bank met all capital adequacy requirements to which they are subject.

As of December 31, 2001 and 2000, the FDIC categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Bank's category.

Actual capital amounts and ratios for the Company and the Bank are presented in the table below:

                                                                                                             TO BE WELL CAPITALIZED
                                                                                    FOR CAPITAL              UNDER PROMPT CORRECTIVE
                                                              ACTUAL             ADEQUACY PURPOSES              ACTION PROVISIONS
                                                    --------------------------------------------------------------------------------
                                                      AMOUNT          RATE         AMOUNT     RATE         AMOUNT            RATE
------------------------------------------------------------------------------------------------------------------------------------
As of December 31, 2001:
     Total capital (to risk-weighted assets):
          First Mutual Bancshares, Inc.           $ 58,529,933       11.51%   $ 40,747,631  >=8.00%         N/A                N/A
          First Mutual Bank                         58,365,905       11.48%     40,742,418  >=8.00%      $ 50,928,022       >=10.00%

     Tier I capital (to risk-weighted assets):
          First Mutual Bancshares, Inc.             52,163,115       10.25%     20,373,816  >=4.00%         N/A                N/A
          First Mutual Bank                         51,999,902       10.22%     20,371,209  >=4.00%        30,556,813        >=6.00%

     Tier I capital (to average assets):
          First Mutual Bancshares, Inc.             52,163,115        7.89%     26,454,868  >=4.00%         N/A                N/A
          First Mutual Bank                         51,999,902        7.87%     26,441,677  >=4.00%        33,052,097        >=5.00%
As of December 31, 2000:
     Total capital (to risk-weighted assets):
          First Mutual Bancshares, Inc.           $ 51,456,521       11.46%   $ 35,907,943  >=8.00%         N/A                N/A
          First Mutual Bank                         51,593,661       11.50%     35,906,726  >=8.00%      $ 44,883,407       >=10.00%

     Tier I capital (to risk-weighted assets):
          First Mutual Bancshares, Inc.             45,845,904       10.21%     17,953,972  >=4.00%         N/A                N/A
          First Mutual Bank                         45,983,235       10.25%     17,953,363  >=4.00%        26,930,044        >=6.00%
     Tier I capital (to average assets):
          First Mutual Bancshares, Inc.             45,845,904        7.18%     25,550,866  >=4.00%         N/A                N/A
          First Mutual Bank                         45,983,235        7.20%     25,537,869  >=4.00%        31,922,336        >=5.00%

The holding company is not subject to any written agreement, order, capital directive, or prompt corrective action directive issued by the FDIC to meet and maintain a specific capital level.

FIRST MUTUAL BANCSHARES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 13 - EARNINGS PER SHARE

The following is a reconciliation of the numerators and denominators of the basic and diluted earnings per share computations:


                                                            INCOME              SHARES(1)        PER SHARE(1)
                                                        (NUMERATOR)       (DENOMINATOR)             AMOUNT
-------------------------------------------------------------------------------------------------------------
Year ended December 31, 2001:
     Basic EPS:
          Income available to common shareholders      $ 6,922,131           4,706,233               $ 1.47
                                                                                                    =======
     Effect of dilutive stock options                            -              79,008
                                                       -----------         -----------
     Diluted EPS:
          Income available to common shareholders
             plus assumed stock options exercised      $ 6,922,131           4,785,241               $ 1.45
                                                       ===========         ===========              =======
Year ended December 31, 2000:
     Basic EPS:
          Income available to common shareholders      $ 6,599,000           4,670,749               $ 1.41

     Effect of dilutive stock options                            -              67,912
                                                       -----------         -----------
     Diluted EPS:
          Income available to common shareholders
               plus assumed stock options exercised    $ 6,599,000           4,738,661               $ 1.39
                                                       ===========         ===========              =======
Year ended December 31, 1999:
     Basic EPS:
          Income available to common shareholders      $ 6,000,348           4,675,654               $ 1.28

     Effect of dilutive stock options                            -              83,622
                                                       -----------         -----------
     Diluted EPS:
          Income available to common shareholders
               plus assumed stock options exercised    $ 6,000,348           4,759,276               $ 1.26
                                                       ===========         ===========              =======

(1) Shares and EPS have been adjusted for a 10% stock dividend paid May 5, 1999.



NOTE 14 - OTHER OPERATING EXPENSES

Salaries and employee benefits consisted of the following for the years ended December 31:

                                                              2001                2000                 1999
-----------------------------------------------------------------------------------------------------------
Salaries and employee benefits incurred                $ 9,426,344         $ 8,018,737          $ 8,664,349
Amounts deferred with loan origination fees               (959,948)           (866,250)          (1,363,459)
                                                       -----------         -----------          -----------
                                                       $ 8,466,396         $ 7,152,487          $ 7,300,890
                                                       ===========         ===========          ===========

Direct costs of originating loans are deferred and capitalized with the related loan origination fees collected. Deferral of costs varies directly with the volume of loan originations.

NOTE 15 - RETIREMENT PLAN AND TRUST

The Bank has a 401(k) retirement plan and trust for employees. All employees who have completed 90 days of service are eligible to contribute to the plan. Additionally, after meeting the one-year-of-service and the minimum-hours-worked requirements, employees are eligible to receive employer-matching contributions. The Bank funds the annual cost of the plan as accrued. Employees may contribute up to 12% of their salaries to the plan. The Bank matches 75% of the employees' contributions up to 6% of the employees' compensation. At plan year-end, the Bank contributes an additional 3% of the employees' compensation. Participants are fully vested in employer contributions to the plan upon six years of employment.


The Bank's contributions to the 401(k) retirement plan and trust were $332,424, $355,604, and $356,087 for the years ended December 31, 2001, 2000, and 1999, respectively. There were no significant changes in the rate of contributions to the plan between those years. First Mutual Bancshares, Inc. and Subsidiaries Notes to Consolidated Financial Statements

FIRST MUTUAL BANCSHARES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16 - EMPLOYEE STOCK OWNERSHIP PLAN

In 1985, the Company established an ESOP to provide benefits to all employees who have completed one year of service and meet the minimum-hours-worked requirement. The plan is noncontributory on the part of the participants and provides for full vesting upon completion of five years of service. The plan provides for the distribution of accumulated benefits to the employees or their beneficiaries upon death, termination, or retirement. The Company loaned the ESOP's trustee $200,000 for the purchase of the Company's common stock at the initial offering price in 1985. During 1990, the Company's Board of Directors authorized the trustee to borrow an additional $1,464,375 from the Company to purchase 139,600 more shares (unadjusted for subsequent stock dividends and stock splits) of the Company's common stock in the open market. Shares of stock are allocated to employees as the loans are repaid. The outstanding loan balance at December 31, 2001, was $0.


Shares held by the ESOP at December 31, 2001, were as follows:

                                                                         AVERAGE
                                        NUMBER       PRICE RANGE           PRICE
                                     OF SHARES         PER SHARE       PER SHARE
--------------------------------------------------------------------------------
     Allocated
          Vested                       308,510
          Non-vested                    11,339
                                       -------
                                       319,849     $1.20 - $4.63           $2.93
     Non-allocated                           -
                                       -------
                                       319,849
                                       =======

Contributions to the ESOP during the years ended December 31, 2001, 2000, and 1999 were $25,000, $99,556, and $77,312, respectively.

NOTE 17 - STOCK OPTION PLAN

The Company has a stock option plan for directors and employees. Options have a term of six or 10 years and are granted at fair market value on the grant date. The Company's Board of Directors determines vesting of the options. Options generally become exercisable in one or more installments during their term, and the right to exercise may be cumulative. At December 31, 2001, 663,450 shares of common stock, adjusted for stock dividends, were available for grant under the plan. A total of 241,262 shares are currently exercisable at December 31, 2001. All schedules presented in this footnote are adjusted for stock dividends and stock splits.

A summary of the Company's stock option plan at December 31, 2001, 2000, and 1999, and changes during the years ended on those dates, is presented below:

                                                                                      WEIGHTED        WEIGHTED
                                                                 RANGE OF              AVERAGE         AVERAGE
                                                SHARES     EXERCISE PRICE*      EXERCISE PRICE*     FAIR VALUE*
--------------------------------------------------------------------------------------------------------------
BALANCE, December 31, 1998                     336,233      $ 3.38-$15.91            $ 9.52
Exercisable at year-end: 96,259 shares                                                 4.53
     Options granted                            62,300           12.38                12.38           $ 5.34
     Options exercised                          (9,378)       4.43 - 10.98             4.80
     Options terminated                         (3,333)       7.16 - 15.85            12.20
                                               -------
BALANCE, December 31, 1999                     385,822        3.38 - 15.91            10.07
Exercisable at year-end: 200,708 shares                                                7.13
     Options granted                            47,750           9.75                  9.75             3.97
     Options exercised                          (8,650)       4.31 - 10.98             5.13
     Options terminated                         (4,562)       7.16 - 15.85            11.96
                                               -------
BALANCE, December 31, 2000                     420,360        3.38 - 15.91            10.11
Exercisable at year-end: 269,381 shares                                                9.00
     Options granted                            32,400       12.03 - 13.64            12.78             5.42
     Options exercised                         (54,680)       3.38 - 10.98             4.21
     Options terminated                        (29,356)       4.43 - 15.85             9.39
                                               -------

BALANCE, December 31, 2001                     368,724        4.38 - 15.91            11.28
                                               =======

Exercisable at year-end: 41,262 shares                                                10.96

*per share

                        Note 17 continued on next page.

FIRST MUTUAL BANCSHARES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17 - STOCK OPTION PLAN (CONTINUED)

The following table summarizes information about stock options outstanding at December 31, 2001:

                                                  OPTIONS OUTSTANDING                                       OPTIONS EXERCISABLE
---------------------------------------------------------------------------------------------       --------------------------------
                                           NUMBER OF            WEIGHTED             WEIGHTED         NUMBER OF            WEIGHTED
                          RANGE OF            SHARES             AVERAGE              AVERAGE            SHARES             AVERAGE
                    EXERCISE PRICE*      OUTSTANDING      EXERCISE PRICE*      REMAINING LIFE       EXERCISABLE      EXERCISE PRICE*
------------------------------------------------------------------------------------------------------------------------------------
                    $3.00 - $ 6.00           56,651            $ 4.49                3.2 years           56,651              $ 4.49
                     6.01 -   9.00           34,548              7.16                4.5 years           34,548                7.16
                     9.01 -  12.00           81,295              10.31               7.1 years           36,795               10.98
                    12.01 -  15.00           88,500              12.52               8.3 years           17,822               12.38
                    15.01 -  18.00          107,730              15.89               3.8 years           95,446               15.89
                                            -------                                                     -------
                                            368,724                                                     241,262
                                            =======                                                     =======
* per share

The Company applies Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations in accounting for its stock option plan. Accordingly, no compensation cost has been recognized for its stock option plan for the years ended December 31, 2001, 2000, and 1999. Had compensation cost for the Company's stock option plan been determined based on the fair value at the grant dates for awards under those plans consistent with the method of SFAS No. 123, Accounting for Stock Based Compensation, the Company's net income and earnings per share for the years ended December 31, 2001, 2000, and 1999, would have been reduced to the pro forma amounts indicated below:

                                                                      2001           2000           1999
----------------------------------------------------------------------------------------------------------
Net income:
     As reported                                                 $ 6,922,131    $ 6,599,000    $ 6,000,348
     Pro forma                                                     6,762,441      6,388,782      5,781,149
Basic earnings per common share:
     As reported                                                       $1.47          $1.41          $1.28
     Pro forma                                                          1.44           1.38           1.24
Earnings per common share - assuming dilution:
     As reported                                                       $1.45          $1.39          $1.26
     Pro forma                                                          1.41           1.35           1.22

The compensation expense included in the pro forma net income and net income per share figures in the previous table are not likely to be representative of the effect on reported net income for future years because options vest over several years and additional awards generally are made each year.

The fair value of options granted under the Company's stock option plan was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used: Annual dividend yield of 1.56% for 2001, 2.05% for 2000, and 1.62% for 1999; expected volatility of 35% for 2001, 34% for 2000, and 35% for 1999; and expected lives of 7.6 years for 2001,
8.1 years for 2000, and 8.1 years for 1999. The risk-free interest rate assumptions were 6.29%, 6.29%, and 6.00% for 2001, 2000, and 1999, respectively.

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

FIRST MUTUAL BANCSHARES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 19 - FAIR VALUE OF FINANCIAL INSTRUMENTS

The following disclosure of the estimated fair value of financial instruments is made in accordance with the requirements of SFAS No. 107, Disclosures About Fair Value of Financial Instruments. The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. However, considerable judgment is necessary to interpret market data in the development of the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts. The estimated fair value of financial instruments is as follows at December 31, 2001 and 2000 (in thousands):

                                                      2001                                              2000
                                 -----------------------------------------------    ---------------------------------------------
                                                 ESTIMATED         FAVORABLE                       ESTIMATED        FAVORABLE
                                   CARRYING           FAIR      (UNFAVORABLE)          CARRYING         FAIR     (UNFAVORABLE)
                                      VALUE          VALUE          VARIANCE              VALUE        VALUE         VARIANCE
---------------------------------------------------------------------------------------------------------------------------------
Assets:
     Cash and cash equivalents     $ 14,615       $ 14,615        $        -             $6,999       $6,999        $       -
     Securities available-for-sale   45,961         45,961                 -             38,648       38,648                -
     Loans held-for-sale              4,476          4,476                 -             15,774       15,774                -
     Mortgage-backed and other
      securities held-to-maturity    26,386         26,890               504             85,042       84,632             (410)
     Loans receivable               563,078        565,581             2,503            473,776      474,117              341
     Accrued interest receivable      3,556          3,556                 -              4,666        4,666                -
     Mortgage servicing portfolio        48             71                23                145          955              810
     FHLB stock                       9,759          9,759                 -              7,749        7,749                -
                                                                      ------                                           ------
          Favorable (unfavorable)
           variance                                                    3,030                                              741
                                                                      ------                                           ------

Liabilities:
     Demand, savings,
     and money market deposits      116,911        116,911                 -            105,280      105,280                -
     Time deposits                  311,987        313,367            (1,380)           352,212      352,620             (408)
     Drafts payable                   1,016          1,016                 -              1,300        1,300                -
     Advance payments by borrowers
       for taxes and insurance        1,663          1,663                 -              1,484        1,484                -
     Short-term FHLB advances        93,594         94,340              (746)            85,362       85,432              (70)
     Long-term FHLB advances         97,510         98,288              (778)            47,673       47,712              (39)
     Other advances                     250            250                 -                250          250                -
                                                                      ------                                           ------
          Favorable (unfavorable)
           variance                                                   (2,904)                                            (517)
                                                                      ------                                           ------
     Off-balance-sheet financial instruments:
       Commitments to sell loans                                           -                                             (244)
                                                                      ------                                           ------

          Favorable (unfavorable)
           variance                                                        -                                             (244)
                                                                      ------                                           ------
Net favorable (unfavorable) variance                                   $ 126                                            $ (20)
                                                                      ======                                           ======

Fair value estimates, methods, and assumptions are set forth below for the Company's financial and off-balance-sheet instruments.


SECURITIES, LOANS HELD-FOR-SALE, AND COMMITMENTS TO SELL LOANS - The fair value of securities and loans receivable held-for-sale, and forward commitments, are based on quoted market rates and dealer quotes.

LOANS RECEIVABLE - For variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values. The fair value of the loans that have fixed interest rates or variable rates which do not reprice frequently are estimated using discounted cash flow analysis, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. The fair value of non-performing loans is estimated using discounted cash flow analysis, using applicable risk-adjusted spreads to the contractual interest rates applicable to each category of loan.

No adjustment was made to the market interest rates for changes in credit of performing loans for which there are no known credit concerns. Management believes that the risk factor embedded in the market interest rates, along with the general reserves applicable to the loan portfolio for which there are no known credit concerns, results in a fair valuation of such loans.

DEPOSIT LIABILITIES - Under SFAS No. 107, the fair value of deposits with no stated maturity, such as noninterest-bearing demand deposits, savings, NOW accounts, and money market and checking accounts, is equal to the amount payable on demand. The fair value of time deposits is based on the discounted value of contractual cash flows. The discount rate is estimated using market rates for deposits of similar maturity of the top 25 local deposit-ranked institutions.

                        Note 19 continued on next page.

FIRST MUTUAL BANCSHARES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 19 - FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)

FHLB and other advances - The fair value of FHLB advances and other borrowings is estimated based on discounting the estimated future cash flows using rates currently available to the Company for debt with similar remaining maturities.

OTHER - The carrying value of other financial instruments has been determined to be a reasonable estimate of their fair value.

MORTGAGE SERVICING PORTFOLIO - The carrying value of the mortgage servicing portfolio is mortgage servicing rights as defined by SFAS No. 125, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. The fair value of the mortgage servicing portfolio represents the fair value of the total servicing portfolio, and is based upon a valuation model that calculates the present value of future cash flows.

COMMITMENTS TO ORIGINATE LOANS - Based on the short terms of these instruments, the unrealized gains or losses are expected to be insignificant.

LIMITATIONS - The fair value estimates presented herein are based on pertinent information available to management as of December 31, 2001 and 2000. Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since that date, and therefore, current estimates of fair value may differ significantly from the amounts presented herein.

NOTE 20 - SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

                                                                        YEAR ENDED DECEMBER 31, 2001
                                             ----------------------------------------------------------------------------
                                                    FIRST          SECOND          THIRD          FOURTH
                                                  QUARTER         QUARTER        QUARTER         QUARTER            TOTAL
-------------------------------------------------------------------------------------------------------------------------
Interest income                              $ 13,609,388    $ 13,442,940   $ 13,203,065    $ 12,474,413     $ 52,729,806
Interest expense                                8,450,323       8,159,094      8,009,926       6,783,083       31,402,426
                                             ------------    ------------   ------------    ------------     ------------
Net interest income                          $  5,159,065    $  5,283,846   $  5,193,139    $  5,691,330     $ 21,327,380
                                             ============    ============   ============    ============     ============
Provision for loan losses                    $    215,000    $     50,000   $     50,000    $     50,000     $    365,000
                                             ============    ============   ============    ============     ============
Other operating income and expenses, net     $ (2,092,610)   $ (2,631,343)  $ (2,468,756)   $ (3,073,093)    $(10,265,802)
                                             ============    ============   ============    ============     ============
Net income                                   $  1,731,138    $  1,722,066   $  1,769,497    $  1,699,430     $  6,922,131
                                             ============    ============   ============    ============     ============
Basic earnings per share after adoption of
  new accounting principle                   $       0.37    $       0.37   $       0.37    $       0.36     $       1.47
                                             ============    ============   ============    ============     ============
Earnings per share assuming dilution after
  adoption of new accounting principle       $       0.36    $       0.36   $       0.37    $       0.36     $       1.45
                                             ============    ============   ============    ============     ============
Weighted average shares outstanding             4,688,580       4,701,465      4,711,962       4,722,488        4,706,233
                                             ============    ============   ============    ============     ============
Weighted average shares outstanding
  including effect of dilutive stock options    4,786,120       4,773,105      4,787,340       4,793,964        4,785,241
                                             ============    ============   ============    ============     ============

                                                                        YEAR ENDED DECEMBER 31, 2000
                                             ----------------------------------------------------------------------------
                                                    FIRST          SECOND          THIRD          FOURTH
                                                  QUARTER         QUARTER        QUARTER         QUARTER            TOTAL
-------------------------------------------------------------------------------------------------------------------------
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
                                             ============    ============   ============    ============     ============

FIRST MUTUAL BANCSHARES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 21 - Segments

The Company is organized based on the products and services that it offers. Under this organizational structure, the Company has three reportable segments: consumer banking, residential lending, and commercial lending.

   * Consumer banking offers depositor banking services, home equity lending, direct consumer loans, and consumer dealer financing contracts.

   * Residential lending offers conventional or government-insured loans to borrowers to purchase, refinance, or build homes, secured by one-to-four-unit family dwellings. Embedded within the residential lending segment is a mortgage banking operation, which sells loans in the secondary mortgage market. The mortgage banking operation may choose to retain or sell the right to service the loans sold (i.e., collection of principal and interest payments) depending upon market conditions.

   * Commercial lending offers permanent and interim (construction) loans for multifamily housing (over four units), commercial real estate properties, and loans to small- and medium-sized businesses for financing inventory, accounts receivables, and equipment, among other things. The underlying real estate collateral or business asset being financed typically secures these loans.

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

BASIS OF ACCOUNTING FOR REPORTABLE SEGMENTS - Business unit profitability reporting measures the performance of segments as self-standing business entities. As self-standing entities, the segments have full income-allocated and cost-burdened profit and loss statements. Except for the allocations and the funds transfer-pricing mechanism described below, the accounting policies for the segments are the same as those described in the Summary of Significant Accounting Policies.

Allocations and funds transfer-pricing mechanism:

   * Operating income and expenses are allocated to segments whenever they can be directly attributed to their activities. Indirect income and overhead costs are credited or charged to the segments whenever they are specifically identified as providers or users of the ancillary internal service, or are allocated based on some common denominator. For certain services, inter-segment user fees are assessed at agreed-upon prices.

   * A funds transfer-pricing method has been utilized to allocate interest income for the deposits held in the branch banks. The deposit-gathering activities contribute to the profitability by reducing borrowing costs. The deposits are therefore presumed to generate revenues for consumer banking through reinvestments in low-risk securities (inferred interest-earning assets). The interest earnings are calculated using an internal, proxy-market interest rate. The loan-producing units in the residential, commercial, and consumer segments are also presumed to borrow money to fund their loans using an internal, proxy-market interest rate.

   * Equity capital commensurate with the risk weight of segment assets has been allocated to simulate the operating capital level required by the Bank's regulators. The allocated capital provides the segments with interest-free funding. First Mutual Bancshares, Inc. and Subsidiaries
       Note 21 continued on next page. Notes to Consolidated Financial
       Statements

                        Note 21 continued on next page.

FIRST MUTUAL BANCSHARES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21 - SEGMENTS (CONTINUED)

Financial information for the Company's segments is shown below for the:

                                                                                    YEARS ENDED DECEMBER 31,
                                             -------------------------------------------------------------------------------------
                                                         CONSUMER             RESIDENTIAL              COMMERCIAL
                                                          BANKING                 LENDING                 LENDING            TOTAL
----------------------------------------------------------------------------------------------------------------------------------
Revenues from external customers             2001    $ 10,885,590             $ 6,725,737            $ 34,483,443     $ 52,094,770
                                             2000      11,488,702               7,055,364              33,160,763       51,704,829
                                             1999       9,087,676               8,462,124              26,782,327       44,332,127

Revenues from other segments                 2001      21,369,541                 381,697               2,089,125       23,840,363
                                             2000      19,040,334                 330,180               1,882,085       21,252,599
                                             1999      17,373,355                 303,320               1,634,108       19,310,783

Total revenues                               2001      32,255,131               7,107,434              36,572,568       75,935,133
                                             2000      30,529,036               7,385,544              35,042,848       72,957,428
                                             1999      26,461,031               8,765,444              28,416,435       63,642,910

Net interest revenue                         2001       6,512,832               1,764,942              12,189,027       20,466,801
                                             2000       5,605,893               1,844,905              13,010,025       20,460,823
                                             1999       6,418,249               1,739,501              10,155,577       18,313,327

Income/(loss) before federal income taxes    2001        (897,009)              1,030,540               8,844,073        8,977,604
                                             2000        (134,055)                518,351              10,053,919       10,438,215
                                             1999         877,327               1,537,276               7,173,600        9,588,203

Total assets                                 2001     461,560,625             108,225,375             429,962,079      999,748,079
                                             2000     470,524,723              91,172,665             382,409,561      944,106,949
                                             1999     413,124,784             106,367,487             337,945,234      857,437,505

Revenues from external customers is comprised of interest income and other operating income. Revenues from other segments include the interest-free benefit of allocated equity capital, the interest revenue from the inferred earning assets on branch deposits, and inter-segment user fees and charges.

                        Note 21 continued on next page.

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

                                                                 YEARS ENDED DECEMBER 31,
                                                       ------------------------------------------
                                                            2001           2000           1999
-------------------------------------------------------------------------------------------------
Total revenues for year ended December 31:
     Segment total revenues                            $75,935,133    $72,957,428     $63,642,910
     Back out or add back:
          Revenues from other segments                 (23,840,363)   (21,252,599)    (19,310,783)
          Revenues of administrative departments
           netted against overhead costs and
           reallocated as net costs                      4,665,136      1,814,416         934,543
                                                       -----------    -----------    ------------
               Consolidated total revenues             $56,759,906    $53,519,245     $45,266,670
                                                       ===========    ===========    ============

Net interest revenue for year ended December 31:
     Segment net interest revenue                      $20,466,801    $20,460,823     $18,313,327
     Back out or add back:
          Difference between actual interest
           expense and inter-segment funding
           allocation                                   (1,136,009)      (663,507)         51,974
          Interest revenues of administrative
           departments netted against overhead
           costs and reallocated as net costs            1,996,588        712,426         659,393
                                                       -----------    -----------    ------------
               Consolidated net interest income        $21,327,380    $20,509,742     $19,024,694
                                                       ===========    ===========    ============

Income before federal income taxes for year
 ended December 31:
     Segment pretax income                              $8,977,604    $10,438,215      $9,588,203
     Back out or add back:
          Unallocated loan loss provision                 (365,000)      (530,000)       (762,475)
          Difference between actual total funding
           cost and total inter-segment funding
           allocation                                    2,083,974         69,848         426,795
          Unallocated net expenses of administrative
           departments                                           -              -        (171,368)
                                                       -----------    -----------    ------------
               Consolidated pretax income              $10,696,578     $9,978,063      $9,081,155
                                                       ===========    ===========    ============

Total assets as of December 31:
     Segment total assets                            $ 999,748,079  $ 944,106,949   $ 857,437,505
     Back out or add back:
          Inferred inter-segment interest-earning
           assets on branch deposits                  (328,758,744)  (301,419,621)   (274,549,327)
          Unallocated reserve for loan loss             (7,032,062)    (6,729,166)     (6,309,268)
          Unallocated non-earning assets of
           administrative departments                   14,391,278      7,273,304       4,537,396
                                                       -----------    -----------    ------------
               Consolidated total assets             $ 678,348,551  $ 643,231,466   $ 581,116,306
                                                       ===========    ===========    ============

NOTE 22 - DERIVATIVE ACTIVITIES AND MARKET RISK

The Company is exposed to market risk on residential mortgage loans held-for-sale and interest-rate-lock commitments. Under certain circumstances, the Company undertakes to limit this market risk (risk of fluctuating interest rates affecting the market value of an asset) through the use of derivative instruments.

The Company uses forward commitments to limit market risk. The Company had open forward contracts to deliver mortgage-backed securities at a future date, coinciding with uncommitted mortgage loans held-for-sale, to eliminate a portion of the market risk for a specified price. Depending on the directional movement of the security, the maximum loss is limited to the face value of the commitment.

During 2001, the Company implemented the requirements of SFAS No. 133 and recognizes the fair value of financial instruments defined as derivatives in its financial statements consisting of:

                                                NOTIONAL AMOUNT     FAIR VALUE
------------------------------------------------------------------------------
Interest-rate-lock loan commitments                  $1,577,000        $ 6,197
Outstanding commitments to sell loans                 2,500,000        (19,531)


The Company has not established that an effective hedging program exists for its conforming loans as defined by SFAS No. 133 and therefore gains and losses on derivative financial instruments are recognized currently in the income statement.

FIRST MUTUAL BANCSHARES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 23 - PARENT COMPANY ONLY FINANCIAL STATEMENTS

Summary of condensed parent company financial information for First Mutual Bancshares, Inc. for December 31, 2001 and 2000 (in thousands):

STATEMENT OF FINANCIAL CONDITION                            DECEMBER 31,
                                                  ------------------------------
Assets                                                 2001             2000
--------------------------------------------------------------------------------
Cash                                                  $ 321            $ 290
Investment in subsidiaries                           51,808           46,055
Other assets                                            457              260
                                                    -------          -------
Total assets                                        $52,586          $46,605
                                                    =======          =======
Liabilities and Stockholders' Equity
Liabilities:
Borrowings                                            $ 250            $ 250
Other liabilities                                       365              438
                                                    -------          -------
                                                        615              688

Stockholders' equity                                 51,971           45,917
                                                    -------          -------
Total liabilities and stockholders' equity          $52,586          $46,605
                                                    =======          =======


STATEMENT OF INCOME YEAR SENDED                                      DECEMBER 31,
                                                     -------------------------------------------
                                                       2001             2000              1999
------------------------------------------------------------------------------------------------
INCOME
     Equity in undistributed net income
      from subsidiaries                              $7,090           $6,864            $6,124
                                                     ------           ------            ------
OTHER EXPENSE
     Compensation and employee benefits                  (2)             214                 3
     Other operating expense                            256              187               185
                                                     ------           ------            ------
          Total expenses                                254              401               188
                                                     ------           ------            ------
          Income before federal income taxes          6,836            6,463             5,936
FEDERAL INCOME TAX BENEFIT                               86              136                64
                                                     ------           ------            ------
NET INCOME                                           $6,922           $6,599            $6,000
                                                     ======           ======            ======

STATEMENT OF CASH FLOWS YEARS ENDED                                  DECEMBER 31,
                                                     -------------------------------------------
                                                       2001             2000              1999
------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
     Net Income                                      $6,922           $6,599           $ 6,000
     Adjustments to reconcile net cash from
      operating activities
          Equity in undistributed earnings of
           subsidiaries                              (7,090)          (6,864)           (6,124)
          Increase in other assets                     (177)            (188)              (64)
Increase (decrease) in other liabilities                (72)              29               174
                                                     ------           ------            ------
            Net cash provided (used) by operating
             activities                                (417)            (424)              (14)
                                                     ------           ------            ------

INVESTING ACTIVITIES
     Dividends received from subsidiaries             1,060              960               400

FINANCING ACTIVITIES
     Proceeds from advances                               -                -               250
     Dividends paid                                    (940)            (934)                -
     Proceeds from exercise of stock options            230               44                 -
     Repurchase of common stock                           -             (102)             (103)
     Repayment of employee stock ownership plan
     (ESOP) debt                                         98              213                 -
                                                     ------           ------            ------

          Net cash provided (used) by financing
           activities                                  (612)            (779)              147
                                                     ------           ------            ------

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS     31             (243)              533

     Beginning of year                                  290              533                 -

     End of year                                      $ 321            $ 290             $ 533
                                                     ======           ======            ======

Independent Auditor's Report


Board of Directors

First Mutual Bancshares, Inc. and Subsidiaries

We have audited the accompanying consolidated statement of financial condition of First Mutual Bancshares, Inc. and Subsidiaries (the Company) as of December 31, 2001 and 2000, and the related consolidated statements of income, stockholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. The financial statements of the Company for the year ended December 31, 1999, were audited by other auditors whose report dated January 28, 2000, expressed an unqualified opinion on those financial statements.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial condition of the Company as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.


/s/ Moss Adams LLP

Everett, Washington

January 23, 2002




CHANGE OF ACCOUNTANTS

Effective September 19, 2000, the Company dismissed Deloitte & Touche LLP as the Company's independent accountants and engaged Moss Adams LLP as its new independent accountants. The decision to change the Company's accounting firm was approved by the Company's Audit Committee of the Board of Directors as empowered by the Board of Directors. Deloitte & Touche reports on the Company's financial statements for the fiscal year 1999 and contained no adverse opinion or disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope, or accounting principles.

During the Company's fiscal year 1999 and subsequent interim periods to the date of the change of accountants, there were no material disagreements between the Company and Deloitte & Touche on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Deloitte & Touche, would have caused them to make reference to the subject matter of the disagreements in connection with their report on the financial statements.

The Company requested that Deloitte & Touche furnish a letter addressed to the Securities and Exchange Commission stating whether it agrees with the above statements. A copy of such letter, dated September 20, 2000, was filed as an exhibit to the Company's Form 8-K.

Effective September 19, 2000, the Company engaged the accounting firm of Moss Adams LLP as its new independent accountants. Independent Auditor's Report

General Information

Bancshares Officers

President
John R. Valaas, Chief Executive Officer

Executive Vice President
Roger A. Mandery, Chief Financial Officer

Executive Vice President
James R. Boudreau

Executive Vice President
Richard J. Collette

Vice President
Kari A. Stenslie, Controller

Corporate Secretary
Phyllis A. Easterlin

Bank Executive Officers
President John R. Valaas, Chief Executive Officer

Executive Vice President
Roger A. Mandery, Chief Financial Officer

Executive Vice President
James R. Boudreau, Chief Credit Officer

Executive Vice President
Richard J. Collette, Commercial Banking Group

Senior Vice President
Robin R. Carey, Operations and Administration

Senior Vice President
Scott B. Harlan, Residential and Consumer Lending

Vice President
Kari A. Stenslie, Controller

Corporate Secretary
Phyllis A. Easterlin

Annual Meeting

The annual meeting is scheduled to be held April 25, 2002, 3 p.m., at the Hyatt Regency Bellevue, 900 Bellevue Way NE, Bellevue, Washington.

Transfer Agent and Registrar

Mellon Investor Services LLC
Shareholder Relations
P. O. Box 3315
South Hackensack, New Jersey 07606
(800) 522-6645
www.chasemellon.com

Independent Certified Public Accountants
Moss Adams LLP

Legal Counsel
Foster Pepper & Shefelman PLLC

Investor Relations Counsel
The Cereghino Group
5333 15th Avenue S, Suite 1500
Seattle, Washington 98108
(206) 762-0993

Form 10-K

A copy of the Form 10-K as filed with the Securities and Exchange
Commission will be furnished to shareholders upon written request to the Secretary, First Mutual Bancshares, Inc., P.O. Box 1647,
Bellevue, Washington 98009-1647.

You may also contact us through our Web site:
www.firstmutual.com.


First Mutual Bancshares, Inc. and First Mutual Bank
Corporate Headquarters and Main Office
400 - 108th Avenue NE
Bellevue, Washington 98004
(425) 455-7300
(425) 453-5302 Fax
www.firstmutual.com



First Mutual Bank Offices

Ballard                         Crossroads                    Monroe                        Loan Production Office
2038 NW Market Street           15635 NE 8th Street           19265 State Route 2           2323 N 31st Street, Suite 200
Seattle, Washington 98107       Bellevue, Washington 98008    Monroe, Washington 98272      Tacoma, Washington 98403
(206) 706-0894                  (425) 644-4214                (360) 794-8686                (253) 759-3559

Bellevue Financial Center       Issaquah                      Redmond                       Sales Finance Lending Office
400 - 108th Avenue NE           855 Rainier Boulevard N       16900 Redmond Way             3015 Hartley Road, Suite 12B
Bellevue, Washington 98004      Issaquah, Washington 98027    Redmond, Washington 98052     Jacksonville, Florida 32257
(425) 453-2801                  (425) 392-2673                (425) 883-4700                (888) 204-0204

Bellevue West                   Juanita                       West Seattle
10001 NE 8th Street             13633 - 100th Avenue NE       4520 California Avenue SW
Bellevue, Washington 98004      Kirkland, Washington 98034    Seattle, Washington 98116
(425) 453-9434                  (425) 823-6290                (206) 932-6299

Bellingham                      Kirkland
1100 Harris Street              278 Central Way
Bellingham, Washington 98225    Kirkland, Washington 98033
(360) 714-0433                  (425) 893-9232

                            -----------------------
                            First Mutual Bancshares
                            -----------------------
                                  Incorporated


                             400 - 108th Avenue NE
                           Bellevue, Washington 98004
                                 (425) 455-7300