Form 10-K, Exhibit 13
period 2002-12-31
FIRST MUTUAL BANCSHARES INC
filed 2003-03-31
CIK 1098337

EXHIBIT 13
                                                                      ----------






                                                         A SENSE OF COMMUNITY



                                                        |
                                                        |
                             FIRST MUTUAL               |   2002
                             BANCSHARES, INCORPORATED   |   ANNUAL REPORT
                                                        |
                                                        |

                                                         A SENSE OF COMMUNITY



                                                        |
                                                        |
                             FIRST MUTUAL               |   2002
                             BANCSHARES, INCORPORATED   |   YEAR IN REVIEW
                                                        |
                                                        |

SELECTED FINANCIAL DATA

                                                                   DECEMBER 31 ,
                                           2002          2001          2000          1999          1998
Total assets                           $745,295,252  $678,348,551  $643,231,466  $581,116,306  $489,230,139
Loans outstanding, net, including
  loans held-for-sale                   627,319,413   567,553,346   489,550,647   454,381,131   386,905,629
Cash and investments                     89,709,773    86,962,256   130,688,734   109,296,117    87,633,724
Savings deposits                        363,122,044   319,842,388   360,562,002   300,333,966   312,331,832
Other deposits                          134,247,575   109,055,274    96,929,907    99,840,124    98,919,316
Advances                                184,393,897   191,354,138   133,284,725   134,486,925    31,765,000
Stockholders' equity                     44,283,837    51,971,297    45,917,271    39,336,659    34,661,953


                                                              YEARS ENDED DECEMBER 31 ,
                                           2002          2001          2000          1999          1998

Interest income                        $ 48,325,363  $ 52,729,806  $ 51,429,148  $ 42,318,490  $ 39,215,420
Interest expense                        (21,686,365)  (31,402,426)  (30,919,406)  (23,293,364)  (21,818,674)
Net interest income                      26,638,998    21,327,380    20,509,742    19,025,126    17,396,746
Other income                              3,236,705     4,030,100     2,090,097     2,948,180     3,229,622
Noninterest expense                     (17,155,904)  (14,295,902)  (12,091,776)  (12,087,151)  (11,987,138)
Provision for loan losses                  (910,000)     (365,000)     (530,000)     (805,000)     (750,000)
Income before taxes and cumulative
  effect of adoption of new
  accounting principle                   11,809,799    10,696,578     9,978,063     9,081,155     7,889,230
Federal income tax                       (4,012,429)   (3,619,200)   (3,379,063)   (3,080,807)   (2,681,534)
Net income                                7,797,370     6,922,131     6,599,000     6,000,348     5,207,696
Return on average assets                       1.10%         1.05%         1.08%         1.12%         1.11%
Return on average equity                      16.20%        14.14%        15.48%        16.22%        15.95%
Diluted earnings per share*                  $ 1.59        $ 1.31        $ 1.26        $ 1.15        $ 0.99
Book value per share*                        $10.43        $10.00        $ 8.94        $ 7.65        $ 6.75
Shares outstanding*                       4,247,166     5,198,563     5,138,415     5,139,900     5,139,203

*Adjusted for a 10% stock dividend paid May 8, 2002 and May 5,1999

                                                               FIRST MUTUAL BANK






                                                                      COMMUNITY.




             In addition to being a dependable financial resource on
              the Eastside and in surrounding communities for more than 50 years, First Mutual's sense of community is a strong commitment to giving consumers and businesses what they need to succeed. By building trust, remaining
             responsive, providing flexible solutions and connecting
              customer needs to financial innovations, First Mutual
                continually adapts to the communities it serves.







                                                                             P.1

                                     TRUSTED

                       A reliable, stable presence in the
                          northwest banking community,
                       First Mutual instills confidence as
                       a business lender and banker while
                        ensuring consistent customer care
                           in all our banking centers.









P.2

                                     [PHOTO]












                                                                             P.3

                                   RESPONSIVE

                     First Mutual, a small, local business,
                      easily identifies with the issues of
                        businesses today. With financial
                        decisions made close to home, the
                        advantages of our solutions stay
                            within the local economy.






P.4

                                     [PHOTO]














                                                                             P.5

                                   CONNECTED

                         First Mutual reaches out to the
                        business community and consumers,
                        meeting banking needs and staying
                        involved in new innovations that
                      build lasting relationships, not just
                              banking transactions.










P.6

                                     [PHOTO]











                                                                             P.7

                                    FLEXIBLE

                         At First Mutual, we'll bend but
                      won't break when providing solutions
                        that work hard. Tried, true, and
                      consistently committed to the success
                       of business customers and enriching
                             the lives of consumers.











P.8

                                     [PHOTO]













                                                                             P.9

LETTER TO SHAREHOLDERS


DEAR FELLOW SHAREHOLDERS:

COMMUNITY: A WORD WITH DIFFERENT IMAGES AND MEANINGS. IT IS A PLACE. IT IS A GROUP OF PEOPLE WITH A COMMON BOND. COMBINED WITH OTHER WORDS, IT CAN ADD MEANING. FOR EXAMPLE, THE TERM "COMMUNITY BANK" CONVEYS THE IMAGE OF A LOCAL INSTITUTION WITH LOCAL DECISION-MAKING CAPABILITIES AND A FOCUS ON THE SUCCESS OF THE COMMUNITIES THAT IT SERVES.

As a community bank, First Mutual Bank has been serving the central Puget Sound region for more than 50 years. We were founded in order to meet the financial needs of the newly emerging suburban communities east of Lake Washington, and, over half a century, the communities we serve now have become significantly urbanized. As the financial needs of our customers have changed, so has First Mutual Bank. Urban development has meant the need to shift toward the banking needs of area businesses, and, in the process, to serve the individual banking needs of those with whom we have formed new relationships. Our focus, just as it was 50 years ago, is clearly on our customers.

Our focus on meeting customer needs has served us well. We have provided critical local capital for sound economic growth on the Eastside. And First Mutual Bank has grown and prospered right along with the region.

A STABLE PRESENCE
TEN YEARS OF RECORD EARNINGS.
2002 marks the tenth consecutive year of increasing profits for First Mutual. First Mutual Bancshares, Inc., including its sole banking subsidiary, First Mutual Bank, earned $7.8 million in 2002. Earnings per share increased 21% to $1.59, from $1.31 in 2001. Book value per share increased to $10.43 at year-end 2002, up from $10.00 at the end of 2001. Our total assets were $745 million at the close of the year, up 10% from $678 million at the end of 2001. Return on average equity for the year 2002 was 16.20%. A more complete discussion of our financial performance may be found with the Management Discussion and Analysis.

CONSISTENCY IN A CHALLENGING OPERATING ENVIRONMENT.
These results were achieved in spite of a very difficult economic environment. A drop in economic activity, both nationally and locally, made lenders and borrowers more cautious. Despite relatively slow growth in the local economy, First Mutual was able to increase its earning assets. We do not expect to see significant economic expansion in our region during 2003, but believe we are well positioned to continue to capture share in the local marketplace.

TRUSTED CREDIT QUALITY.
Recessions always provoke concerns about the quality of bank earnings. Earnings may suffer as some institutions deal with credit losses. Fortunately, strong credit quality continues to be a hallmark of First Mutual's loan portfolio. At year-end 2002, our non-performing assets were a low 0.28% as a percent

P.10
of assets. This is considerably below a national average of 0.97% at the end of the third quarter, based on the latest data available (the lower this number, the better the credit quality). At year-end 2002, we had $7.8 million in loan loss reserves, which is a very strong 3.7-times coverage of our December 31 level of non-performing loans.

NEW INNOVATIONS, LASTING RELATIONSHIPS
DIVERSIFICATION THROUGH MULTIPLE BUSINESS LINES.
Since the early 1990s, our strategy has been to identify and pursue business lines that will provide exceptional growth as well as diversification of opportunity and risk. While residential loans continue to be very profitable for First Mutual, they no longer make up the majority of our earning asset base. Commercial loans, primarily commercial real estate loans, are now the most significant segment of our loan portfolio. In fact, commercial real estate loans represented 67% of the loan portfolio at the end of 2002.

BUSINESS BANKING.
Over the past several years, and for many years to come, we have committed significant resources to First Mutual's two newest and fastest growing business lines, business banking and consumer lending. Business banking has grown to 12% of the loan portfolio and we would like to see it become a much more significant portion of the portfolio over the next several years. Under the leadership of Rick Collette, we are very optimistic about our opportunities to accelerate growth in this area. A specific focus of business banking is to develop full-service relationships with community businesses through our banking centers. We see these new connections as an important source of deposit growth, particularly business checking accounts.

CONSUMER LENDING.
Under the guidance of Scott Harlan, consumer lending has grown to 9% of the First Mutual loan portfolio at the end of 2002. Virtually all of the growth in this segment is in our Sales Finance Department, which now operates in 32 states. Sales Finance purchases home improvement loans from qualified contractors we have pre-approved. We review and approve each individual borrower prior to purchasing the loan from the contractor. Products represented are primarily roofs, siding and windows. We believe this national market will support continued growth in our consumer loan portfolio and we remain very satisfied with our credit experience in this market.

A COMMITTED, KNOWLEDGEABLE STAFF.
First Mutual banking centers continue to be the place where we service most of our customers. Our new banking center format, which provides a more open and inviting retail atmosphere, has proven to be very popular. We have also found it to be more conducive to relationship banking and more effective for cross-selling. We currently have ten banking centers, with an eleventh scheduled to open in Woodinville in mid-year 2003. We have also signed a lease for our twelfth banking center to be located in a new building under construction in the city of Sammamish. We plan to open that center before the end of 2003. In addition to the growing presence of our banking centers, our customers continue to increase their use of online banking. 15% of our customers are now signed up for online banking compared to 13% one year ago.

                                                                            P.11

We were extremely pleased to announce in December 2002 that Joe Zavaglia will be joining us in early 2003 as Executive Vice President and head of our Retail Banking Group. He will lead the continued expansion of banking centers in our principal market franchise area east of Lake Washington. We feel fortunate that our community bank atmosphere attracts customers frustrated with large banks. We also are fortunate that we can attract experienced bankers eager to return to their banking roots. Our outstanding staff continues to set us apart from our competitors.

A COMMITMENT TO THE FUTURE
STRUCTURED FOR GROWTH.
In July 2002, First Mutual Bancshares repurchased 20% of its shares in a private transaction with one shareholder. As part of the funding of this purchase, First Mutual Bancshares issued $9 million in trust preferred securities. The total repurchase amounted to nearly $16 million. At present, we have no further plans for share repurchases. Due to continued strong loan growth, we issued an additional $4 million in trust preferred securities in January 2003. These funds will serve as additional capital for the bank's growth.

COMMUNITY OUTLOOK.
First Mutual Bank is located in one of the strongest demographic markets in the United States. We believe that, over the long term, it will continue to be a market rich with opportunities for us and our customers. We have strong credit quality and the product lines necessary to have an effective market presence. We have a skilled group of professionals committed to providing exceptional levels of customer service. Our board is also committed to the successful, profitable growth of the bank and the communities that it serves. The board understands the needs of the businesses and individuals in those communities, and our objectives are a reflection of our commitment to meet those needs. Working together, we look forward to many opportunities in 2003.

Additional information about First Mutual, including copies of press releases, may be found at our Web site at www.firstmutual.com.

/s/ F. Kemper Freeman, Jr.                 /s/ John R. Valaas
---------------------------                -----------------------------
F. Kemper Freeman, Jr.                     John R. Valaas
Chairman of the Board                      President and CEO


January 31, 2003


P.12

                                                              BOARD OF DIRECTORS



                                     [PHOTO]




Our executives and board members bring critical business expertise.

From front to back: F. Kemper Freeman, Jr. Chairman of First Mutual
Bancshares, Inc., Chairman and CEO of Bellevue Square Managers, Inc. and
Kemper Development Co. o John R. Valaas President and CEO of First Mutual Bancshares, Inc. and First Mutual Bank o Mary Case Dunnam Active volunteer in various community groups and homemaker o Janine Florence
President of Property Development Corp. o Richard S. Sprague Vice President and Secretary of Bellevue Square Managers, Inc. o Victor E. Parker Chairman and CEO of Parker Smith & Feek, Inc. o James J. Doud, Jr. Business consultant and Vice Chairman of First Mutual Bancshares, Inc. o Robert C. Wallace Managing Partner of Wallace Properties Group and Chairman of Wallace Properties, Inc. George W. Rowley, Jr. Chairman and CEO of Rowley Enterprises, Inc.

--------------------------------------------------------------------------------
                                                         BANK EXECUTIVE OFFICERS

From left to right:

John R. Valaas                                                 [PHOTO]
President and CEO

Roger A. Mandery                                               [PHOTO]
Executive Vice President, Chief Financial Officer

James R. Boudreau                                              [PHOTO]
Executive Vice President, Chief Credit Officer

Richard J. Collette                                            [PHOTO]
Executive Vice President, Commercial Banking Group

Robin R. Carey                                                 [PHOTO]
Senior Vice President, Operations and Administration

Scott B. Harlan                                                [PHOTO]
Senior Vice President, Residential and Consumer Lending

                                                                            P.13

CORPORATE PROFILE





First Mutual Bancshares, Inc. (the "Company") is based on the Eastside, the area immediately east of Seattle and Lake Washington that includes parts of King and Snohomish counties. It is the holding company for First Mutual Bank, its sole banking subsidiary. First Mutual Bank's primary lending market serves citizens of the Eastside and the I-5 corridor, which stretches from Bellingham, Washington, on the north to Tacoma, Washington, on the south. The ten branches of this state-chartered, FDIC-insured bank are located in Bellevue (three), Ballard, Juanita, Kirkland, Redmond, Issaquah, Monroe and West Seattle. In addition, commercial real estate loan production offices are located in Tacoma and Bellingham, Washington, and a sales finance office is located in Jacksonville, Florida.

Operating income is derived from real estate lending activities, business loans and consumer loans. First Mutual Bank also sells a range of depository and other financial services.

First Mutual Bank converted to an FDIC-insured mutual savings bank in 1968. It originally was chartered as a savings and loan association when it opened in 1953. In December 1985, the Bank converted to a stock FDIC savings bank and completed its initial public offering of common stock. The holding company, First Mutual Bancshares, Inc., was formed in October 1999.

In 2002, the Company's net income increased 13% to $7.8 million, or $1.59 per share, up from $6.9 million, or $1.31 per share, in 2001. Net interest income for 2002 was $26.6 million, while deposits totaled $497.4 million, and total assets were $745.3 million at year-end 2002. The Company's common stock trades on The Nasdaq Stock Market under the symbol FMSB.


P.14

                                                                          CHARTS


NET INCOME (DOLLARS IN THOUSANDS)

99  $6,000
00  $6,599
01  $6,922
02  $7,797

ASSETS (DOLLARS IN MILLIONS)

99  $581
00  $678
01  $643
02  $745

DEPOSITS (DOLLARS IN MILLIONS)

99  $400
00  $457
01  $429
02  $497

LOAN PRODUCTION (DOLLARS IN MILLIONS)

99  $310
00  $211
01  $323
02  $342

RETURN ON AVERAGE EQUITY (PERCENTAGES)

99  16.2%
00  15.5%
01  14.1%
02  16.2%

NON-PERFORMING ASSETS (PERCENTAGE OF TOTAL ASSETS)

99  0.06%
00  0.38%
01  0.08%
02  0.28%

                                                                            P.15

STOCK INFORMATION









The Company sold 966,000 shares of common stock in its initial public offering on December 23, 1985. As of December 31, 2002, there were 4,247,166 shares outstanding. The shares are held by approximately 1,700 shareholders of record and persons or entities who hold their stock in nominee or "street" name through various brokerage firms or other depositories.

First Mutual Bancshares, Inc.'s common stock trades on The Nasdaq Stock Market under the symbol FMSB. The following data are based on the reported sale prices on the Nasdaq National Market System for the quarters indicated, as reported by the National Association of Securities Dealers.

The Company paid a cash dividend of five cents ($0.05) per share per quarter for the first three quarters of 2001. The cash dividend was increased to seven cents ($0.07) per share for the fourth quarter of 2001 and each quarter thereafter in 2002.

Quarter Ending                           High*        Low*
----------------------------------------------------------
March 31, 2001                         $ 12.33     $ 12.16
June 30, 2001                            10.91       10.80
September 30, 2001                       12.64       12.05
December 31, 2001                        12.59       11.95
March 31, 2002                           13.79       13.75
June 30, 2002                            16.45       16.16
September 30, 2002                       15.78       15.76
December 31, 2002                        18.04       18.04

*Adjusted to reflect a 10% stock dividend paid May 8, 2002.

Year (based on December 31)

92  $ 3.07
93  $ 4.12
94  $ 3.98
95  $ 6.78
96  $ 8.77
97  $15.29
98  $10.95
99  $10.91
00  $11.93
01  $12.27
02  $18.04

Stock Value

Closing price adjusted for dividends and splits.

P.16

                                                             GENERAL INFORMATION
BANCSHARES OFFICERS                                  ANNUAL MEETING
                                                     The annual meeting is scheduled to be held
PRESIDENT                                            April 24, 2003, 3 p.m., at the Hyatt Regency
John R. Valaas, Chief Executive Officer              Bellevue, 900 Bellevue Way NE, Bellevue, Washington.

EXECUTIVE VICE PRESIDENT                             TRANSFER AGENT AND REGISTRAR
Roger A. Mandery, Chief Financial Officer            Mellon Investor Services LLC
                                                     Shareholder Relations
EXECUTIVE VICE PRESIDENT                             P. O. Box 3315
James R. Boudreau                                    South Hackensack, New Jersey 07606
                                                     (800) 522-6645
EXECUTIVE VICE PRESIDENT                             www.melloninvestor.com
Richard J. Collette
                                                     INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS
VICE PRESIDENT                                       Moss Adams LLP
Kari A. Stenslie, Controller
                                                     LEGAL COUNSEL
CORPORATE SECRETARY                                  Foster Pepper & Shefelman PLLC
Phyllis A. Easterlin
                                                     INVESTOR RELATIONS COUNSEL
BANK EXECUTIVE OFFICERS                              The Cereghino Group
                                                     5333 15th Avenue S, Suite 1500
PRESIDENT                                            Seattle, Washington 98108
John R. Valaas, Chief Executive Officer              (206) 762-0993

EXECUTIVE VICE PRESIDENT                             FORM 10-K
James R. Boudreau, Chief Credit Officer              A copy of the Form 10-K as filed with the
                                                     Securities and Exchange Commission will be
EXECUTIVE VICE PRESIDENT                             furnished to shareholders upon written request
Richard J. Collette, Commercial Banking Group        to the Secretary, First Mutual Bancshares,
                                                     Inc., P.O. Box 1647, Bellevue, Washington
EXECUTIVE VICE PRESIDENT                             98009-1647.
Roger A. Mandery, Chief Financial Officer
                                                     You may also contact us through our Web site:
SENIOR VICE PRESIDENT                                www.firstmutual.com
Robin R. Carey, Operations and Administration
                                                     FIRST MUTUAL BANCSHARES, INC. AND FIRST MUTUAL BANK
SENIOR VICE PRESIDENT                                CORPORATE HEADQUARTERS AND MAIN OFFICE
Robert J. Everett, Income Property Lending           400 - 108th Avenue NE
                                                     Bellevue, Washington 98004
SENIOR VICE PRESIDENT                                (425) 455-7300
Scott B. Harlan, Residential and Consumer Lending    (425) 453-5302 Fax
                                                     www.firstmutual.com
SENIOR VICE PRESIDENT
Sandy L. Tamiesie, Customer Service Support

VICE PRESIDENT
Kari A. Stenslie, Controller

CORPORATE SECRETARY
Phyllis A. Easterlin

-----------------------------------------------------------------------------------------------------------------------
FIRST MUTUAL BANK OFFICES
BALLARD                       CROSSROADS                    KIRKLAND                      WEST SEATTLE
6301 15th Avenue NW           15635 NE 8th Street           278 Central Way               4520 California Avenue SW
Seattle, Washington 98107     Bellevue, Washington 98008    Kirkland, Washington 98033    Seattle, Washington 98116
(206) 706-0894                (425) 644-4214                (425) 893-9232                (206) 932-6299

BELLEVUE FINANCIAL CENTER     ISSAQUAH                      MONROE                        LOAN PRODUCTION OFFICES
400 - 108th Avenue NE         855 Rainier Boulevard N       19265 State Route 2           1200 10th Street, Suite 103
Bellevue, Washington 98004    Issaquah, Washington 98027    Monroe, Washington 98272      Bellingham, Washington 98225
(425) 453-2801                (425) 392-2673                (360) 794-8686                (360) 714-0433

BELLEVUE WEST                 JUANITA                       REDMOND                       2323 N 31st Street, Suite 200
10001 NE 8th Street           13633 - 100th Avenue NE       16900 Redmond Way             Tacoma, Washington 98403
Bellevue, Washington 98004    Kirkland, Washington 98034    Redmond, Washington 98052     (253) 759-3559
(425) 453-9434                (425) 823-6290                (425) 883-4700
                                                                                          SALES FINANCE LENDING OFFICE
                                                                                          3015 Hartley Road, Suite 12B
                                                                                          Jacksonville, Florida 32257
                                                                                          (888) 204-0204.FIRST MUTUAL

                                                 |
                                                 |
                              FIRST MUTUAL       |    2002
                              BANCSHARES, INC.   |    FINANCIAL INFORMATION
                                                 |
                                                 |

                          FIRST MUTUAL BANCSHARES, INC.

                                TABLE OF CONTENTS

                           2002 FINANCIAL INFORMATION

Management's Discussion and Analysis of
     Financial Condition and Results of Operations..........................1-18

Independent Auditor's Report..................................................19

Statements of Financial Condition..........................................20-21

Statements of Income.......................................................22-23

Statements of Stockholders' Equity............................................24

Statements of Cash Flows...................................................25-26

Notes to Consolidated Financial Statements.................................27-54

Forward-looking Statements....................................................55

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS

     The information contained in this section should be read in conjunction with the Consolidated Financial Statements and accompanying Notes to the Consolidated Financial Statements.

     First Mutual Bancshares, Inc. (the "Company"), a Washington corporation, is a holding company owning all of the equity of its wholly owned subsidiary, First Mutual Bank (the "Bank"). The Company also owns 100% of the equity in two subsidiaries, First Mutual Capital Trust I and First Mutual Capital Trust II.

FINANCIAL HIGHLIGHTS

     First Mutual Bancshares' performance in 2002 reflects another year of record earnings, continued asset growth, and solid credit quality.

     Net income was up 12.6%, totaling $7,797,000, or $1.59 per diluted share, which compares to $6,922,000, $1.31 per diluted share, in 2001, and $6,599,000, $1.26 per diluted share, in 2000. Net income in 2002 was influenced by a favorable increase in net interest income. Our net interest income in 2002 improved to $26.6 million from $21.3 million in 2001, an increase of 24.9%, as compared to an increase of $818,000, or 4.0%, from 2000 to 2001. Net interest income in 2000 totaled $20.5 million.

     Contributing to our record earnings for 2002 was the growth in total assets, which increased $66.9 million, or 9.9%. By comparison, the increase in assets in 2001 was $35.1 million, or 5.5%. Those figures compare to the national average for asset growth for FDIC-insured commercial banks of 5.8% for the 12 months ending September 2002 and 4.9% for 2001. The growth in our assets occurred principally in the loan portfolio. Portfolio loans (loans receivable) in 2002 increased to $622.4 million, a growth of 9.2% from 2001's balance of $570.1 million. The comparative increase in the prior year was 18.6%, or $89.6 million.

     Although our non-performing assets increased on a year-over-year basis, they remained at relatively low levels. Non-performing assets increased to $2.1 million from $521,000 in 2001. As a percent of assets, non-performing assets totaled 0.28% in 2002 versus 0.08% the previous year. The comparative ratio for FDIC-insured commercial banks was 0.97% (September 30, 2002 data) for year 2002 and 0.92% for year-end 2001.

     During the year we issued $9 million in trust preferred securities and entered into an interest rate swap to fix the interest rate for the first five years. The proceeds from the issuance were used to fund the repurchase of approximately 20% of our shares outstanding from one shareholder. This transaction has proved to be beneficial to us in terms of improving our return on equity (ROE) and enhancing our earnings per share (EPS). The repurchase occurred in July and enhanced our EPS by $0.03 in the third quarter and $0.05 in the fourth quarter. Absent the buyback, the EPS for the year would have been $1.51, a decline of 5% from our actual results of $1.59. The ROE was also greater this year because of the share repurchase. Again, absent that transaction, our ROE for 2002, which was 16.20%, would have been 14.33%. There are no current plans to repurchase additional shares in 2003.

RESULTS OF OPERATIONS

NET INTEREST INCOME

     Net interest income, which increased 24.9% from the prior year, is influenced by the level of growth in our earning assets and the repricing characteristics of our assets/liabilities. The latter, repricing of assets/liabilities, is in turn influenced by the direction of interest rates. In 2002 we benefited by both an increase in earning assets and the repricing of our assets/liabilities. In the two prior years the growth in earning assets offset losses in the repricing of assets/liabilities. The following table includes a breakdown of the change in earning assets, referred to as "volume," and the repricing of assets/liabilities labeled "rate."

     Earning assets rose $63.3 million, or 9.7%, in 2002, following increases of 5.5% and 9.6% in 2001 and 2000, respectively. The growth over the past year in earning assets has come mainly from the increase in the loan portfolio. Net loans (excluding loans held for sale) rose $52.3 million, or 9.2%, this past year. Earning assets contributed $2,557,000 to net interest income in 2002. In 2001 and 2000 the growth in assets increased net interest income by $2,832,000 and $2,899,000, respectively. The contribution from the change in interest rates totaled $2,756,000 for the year. Unlike 2002, the change in interest rates negatively impacted both 2001 and 2000 by $2,015,000 and $1,414,000, respectively.

RATE VOLUME ANALYSIS                   2002 VS. 2001                    2001 VS. 2000                    2000 VS. 1999
(DOLLARS IN THOUSANDS)          INCREASE (DECREASE) DUE TO:       INCREASE (DECREASE) DUE TO:      INCREASE (DECREASE) DUE TO:
                                                      Total                            Total                            Total
                                Volume      Rate      Change     Volume      Rate      Change     Volume      Rate      Change
                               --------   --------   --------   --------   --------   --------   --------   --------   --------
INTEREST INCOME
Investments:
  Available for sale
   securities..............    $  1,742       (291)  $  1,451        511       (176)       335        594         56        650
  Held to maturity
   securities..............      (1,690)      (577)    (2,267)      (434)      (752)    (1,186)       132         (4)       128
  Other equity
   investments.............         (26)       (78)      (104)       210        (87)       123        211        (79)       132
                               --------   --------   --------   --------   --------   --------   --------   --------   --------
     Total investments.....          26       (946)      (920)       287     (1,015)      (728)       937        (27)       910
                               --------   --------   --------   --------   --------   --------   --------   --------   --------
Loans:
  Residential..............         128       (972)      (844)      (301)        (2)      (303)        65        210        275
  Residential
    construction...........         544       (732)      (188)       528       (346)       182        479        227        706

  Multifamily..............         949     (2,079)    (1,130)       277       (395)      (118)     2,201        776      2,977
  Multifamily
    construction...........        (691)      (356)    (1,047)       245       (167)        78        442        355        797
  Commercial real
    estate and business....       2,533     (3,106)      (573)     2,406       (792)     1,614      1,557        692      2,249
  Commercial real
    estate construction....         111       (154)       (43)       213       (222)        (9)       257       (119)       138

  Consumer and other.......       1,019       (681)       338        657        (60)       597        863        196      1,059
                               --------   --------   --------   --------   --------   --------   --------   --------   --------
     Total loans...........       4,593     (8,080)    (3,487)     4,025     (1,984)     2,041      5,864      2,337      8,201
                               --------   --------   --------   --------   --------   --------   --------   --------   --------
     Total interest
       income..............       4,619     (9,026)    (4,407)     4,312     (2,999)     1,313      6,801      2,310      9,111

INTEREST EXPENSE
Deposits:
  Money market deposit
    and checking...........         336     (1,137)      (801)       110       (561)      (451)      (249)        38       (211)

  Regular savings..........          (1)       (49)       (50)       (27)       (19)       (46)       (51)       (64)      (115)

  Time deposits............        (382)    (7,482)    (7,864)       625        (46)       579      2,291      2,421      4,712
                               --------   --------   --------   --------   --------   --------   --------   --------   --------
     Total deposits........         (47)    (8,668)    (8,715)       708       (626)        82      1,991      2,395      4,386

FHLB advances and other....       2,109     (3,114)    (1,005)       772       (358)       414      1,911      1,329      3,240
                               --------   --------   --------   --------   --------   --------   --------   --------   --------
     Total interest
       expense.............       2,062    (11,782)    (9,720)     1,480       (984)       496      3,902      3,724      7,626
                               --------   --------   --------   --------   --------   --------   --------   --------   --------
     Net interest income...       2,557      2,756      5,313      2,832     (2,015)       817      2,899     (1,414)  $ 1 ,485
                               ========   ========   ========   ========   ========   ========   ========   ========   ========

     The net interest margin rose in 2002 to 3.88% from 3.34% the previous year, and 3.46% in 2000. The increase in the net interest margin in 2002 is attributable to a slower decline in the interest income ratio than the corresponding figure for the decrease in the interest expense ratio. The interest expense ratio (interest expense/average deposits and borrowings) fell from 5.19% in 2001 to 3.33% in 2002, a decrease of 1.86%. During the same period the interest income ratio (interest income/average earning assets) only declined 1.23%. Several factors contributed to the disparate movement in ratios, to include the effect of interest rates and the repricing characteristics of loans and deposits.

     The Federal Reserve Bank (FRB) dropped short-term interest rates once during 2002. This flat interest rate environment allowed the interest-bearing liabilities, due to the lag effect, to "catch up" to the interest-bearing assets. In the previous year, 2001, the FRB dropped rates 11 times. Our loan portfolio, which is largely composed of adjustable-rate loans, fell rapidly that year as most of those loans were tied to indexes that key off of short-term rates. The interest-bearing liabilities, on the other hand, did not drop as dramatically due to their "lagging" nature. In contrast, during 2002, with only one rate drop by the FRB in November, the adverse effect on the interest-bearing assets was less than the previous year. Interest-bearing liabilities continued to reprice downward due to their lagging nature throughout the year, thus benefiting the Bank with an improved net interest margin.

     Interest-bearing liabilities are heavily influenced by deposits, which make up 71.0% of all liabilities. In contrast to adjustable-rate loans, deposit rates are not directly governed by indexes. We set our rates weekly depending on the general rates in effect for competing financial institutions. When interest rates drop quickly, as occurred in 2001, there is a tendency for deposit rates to decline more slowly, because of local competitive factors, than loan and wholesale rates.


     Quarter Ended                                  Net Interest Margin
     -------------                                  -------------------
     December 31, 2001.....................................3.50%
     March 31, 2002........................................3.94%
     June 30, 2002.........................................3.94%
     September 30, 2002....................................3.95%
     December 31, 2002.....................................3.78%


     A review of the past 12 months shows that the net interest margin began year 2002 at 3.50% (quarter ended December 31, 2001). The margin then rose to 3.94% for both the first and second quarters, increased slightly to 3.95% in the third quarter, before dropping to 3.78% in the fourth quarter. As was noted earlier, the FRB dropped interest rates only once during the year in November. The impact of that drop contributed to the narrowing of the margin in the fourth quarter. In the two years previous to 2002 we saw the net interest margin decline from 3.46% in 2000 to 3.34% in 2001, which in turn was a decline from 3.66% in 1999.

     In addition to falling rates, year 2001 was further negatively affected by the timing of maturing time deposits. The average balance of time deposits in 2001 was $332 million. Unfortunately, in terms of the effect upon the net interest margin, $158 million, or 47.6% of these deposits, did not mature until the fourth quarter. Thus, while the adjustable-rate loan portfolio was repricing down fairly evenly throughout the year, time deposits were bunched into the fourth quarter and didn't reprice until late in the year.

     The outlook for 2003 depends on our ability to continue to increase earning assets and the direction of interest rates. To enhance our ability to grow earning assets, we have significantly increased the capabilities of the Business Banking, Consumer and Residential Lending departments. Seventy-three percent (73%) of the staff additions this year were in those three departments. What we don't know at this point is the degree to which a difficult local economy will offset the increased marketing activity of the loan production departments.

     We attempt to measure the effect of changing interest rates with our gap and interest rate simulation models. The gap model indicates that we are currently 16.5% positively gapped, meaning that more assets will reprice within a one-year period than liabilities. That model suggests that rising rates would be to our advantage. The interest rate simulation model also indicates that rising rates would be beneficial, calculating that, if rates were to raise 200 basis points ratably over the next 12 months, our net interest income would improve by 1.9%. If rates were to fall 100 basis points, our net interest income would probably decline 1.4%. For a further discussion of these two models, please see the topics, "Market Risk Sensitive Instruments," page 11, and "Asset and Liability Management," page 12.

     Our forecast for the first quarter of 2003 is for a net interest margin in the 3.80%-3.90% range. The key assumptions for that forecast include a loan repayment rate of 25% annually, short-term rates remaining the same, and the Bank's one-year time deposit rate decreasing ratably over the quarter from 2.30% to 2.21%.

OTHER OPERATING INCOME

     Other operating income fell in 2002 to $3,237,000 from $4,030,000 the previous year. The comparable figure for 2000 was $2,090,000. The decline in the current year was largely due to fewer gains in the sale of investments. Other operating income is composed of five categories, one of which, "gain on sale of loans," is further divided into four sub-categories.

     GAIN ON SALE OF LOANS

                                              2002         2001         2000
                                           ----------   ----------   ----------
     Sale of mortgage servicing rights     $  237,000   $  858,000   $  801,000
     Gain/loss on interest rate locks
       and forward commitments                 31,000     215,000             0
     Secondary market gains/losses            778,000     324,000      (525,000)
     Mortgage servicing rights (MSRs)          80,000     143,000       273,000
                                           ----------   ----------   ----------
     TOTAL                                 $1,126,000   $1,540,000   $  549,000

     SALE OF MORTGAGE SERVICING RIGHTS. The gains on servicing rights were relatively flat in years 2000 and 2001, and then fell dramatically this year, dropping $621,000, or 72%. The trend in the last three years is the result of several changes: the decision to eliminate the residential servicing portfolio for others and a preference for selling loans servicing released as opposed to servicing retained.

     In the fall of 1997 we evaluated the loan servicing market and initiated a series of sales that eventually led to the liquidation of the residential servicing portfolio. Those bulk sales totaled $93 million in 1998, $51 million in 2000, $78 million in 2001, and $19 million in 2002. A small servicing portfolio of $46 million remains and is largely composed of commercial real estate loans. The servicing rights related to those loans are not readily saleable. The decision to sell our servicing portfolio was prompted by our concern that increased loan prepayments, caused by falling interest rates, would diminish the value of the servicing portfolio. That decision in 1997 to sell the servicing portfolio was a prudent action as interest rates have since declined.

     The second major impact on gains from the sale of servicing is related to a change in operating procedure that occurred in 2001 when we moved from a preference for selling loans servicing retained to servicing released. The difference between these two methods is that servicing-retained loans are sold separately from their servicing rights. When the loans are sold, the servicing rights are capitalized on our balance sheet until the rights are sold, or until the loans underlying the servicing rights are paid in full. If the servicing rights were sold, the gain would be recorded as a gain from the sale of mortgage servicing rights. During the time that we own the servicing rights, service fee income is recorded with each payment collected. With the servicing-released sales, both the loans and servicing rights are sold at the same time. Although the economic value of either method, if executed at the same time, is largely the same to us, the timing of when and where the gains are recognized is very different. Because of these timing differences a change from one method to another affects the results reported in our financial statements.

     Total residential loan sales in 2002 amounted to $53 million, of which 87% were servicing-released sales. In the previous year we sold $77 million in residential loans, and 91% of those loans were servicing-released sales. The comparable figures for year 2000 were $37 million in sales, with 42% of those transactions as servicing-released sales. The decision to both sell the residential servicing portfolio and shift from a servicing-retained to a servicing-released preference resulted in a drop in gains from the sale of servicing rights. In year 2003, it is unlikely that we will see the level of gains in the sale of servicing that was experienced in years 2000 and 2001.

         GAIN/LOSS ON INTEREST RATE LOCKS AND FORWARD COMMITMENTS. Interest-rate locks and forward commitments declined year-over-year from a gain of $215,000 last year to $31,000. There were no comparable figures for year 2000. This sub-category of "gain on sale of loans" is the result of Statement of Financial Accounting Standards (SFAS) No. 133, ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES, as amended, which became effective on January 1, 2001. The accounting standard requires the mark-to-market of all interest-rate locks on loans pending sale into the secondary market and forward commitments. Interest-rate locks occur when we guarantee a rate on a loan for a set period, typically a 15-, 30- or 45-day period, while the loan is being processed. During that period our obligation is considered a financial derivative. Forward commitments, on the other hand, are contracts that we have with security dealers to deliver loans at a set price. Those contracts are usually in $1 million amounts with a 90-day term. They are also considered to be financial derivatives.

     The change between the last two years is less than it initially appears in that in year 2001, because it was the first year for the new accounting statement, a loss was reported separately as a change in accounting principle on the face of the income statement. That amount was a loss of $155,000 after tax, or $235,000 before tax. After the two figures are added together, the pre-tax loss in 2001, from marking-to-market the rate locks and forward commitments, was $20,000, which compares to this year's gain of $31,000.

     Market gains or losses occur whenever there is a change in mortgage rates. If interest rates decline, the mark-to-market of forward commitments results in a loss. Just the opposite is true for interest-rate locks. The amount of gain/loss at the end of a financial statement period depends on which direction interest rates have moved and the relative totals of forward commitments to interest-rate locks. At year-end 2002 both forward commitments and interest-rate locks each totaled $4 million.

     SECONDARY MARKETING GAINS/LOSSES. Secondary market gains/losses are the cash gains or losses from the sale of loans into the secondary market and the resulting gain/loss from the settlement, called "pair-offs," of forward commitments. The gain/loss from the sale of loans into the secondary market includes both loans sold servicing released and servicing retained. Pair-off gains/losses occur when forward commitments settle without the corresponding loans being delivered into the secondary market at the same time. This happens on a routine basis as the forward commitments are typically for a 90-day period, while it often takes either more or less time to close and deliver a loan into the secondary market. As was noted in an earlier discussion of marking-to-market forward commitments, rising mortgage rates make forward commitments more valuable, while falling rates have the opposite effect.

     Secondary market fees amounted to a gain of $778,000 for 2002 as compared to a gain of $324,000 for 2001, and a loss of $525,000 for 2000. The increase for the year is largely a result of fee income generated from the sale of consumer loans and a significant drop in pair-off losses.

                                     2002             2001             2000
                                  ---------        ---------        ---------
     FEES FROM THE SALES OF:
     Residential Loans:
       Servicing Retained         $  94,000        $ (65,000)       $(256,000)
       Servicing Released           358,000          431,000           57,000
       Pair-offs                   (196,000)        (399,000)        (396,000)
                                  ---------        ---------        ---------
     Total Residential Loans        256,000          (33,000)        (595,000)
     Consumer Loans                 523,000          357,000           70,000
                                  ---------        ---------        ---------
     Total                        $ 778,000        $ 324,000        $(525,000)
                                  =========        =========        =========

     SALES OF:
     Residential Loans:
       Servicing Retained        $7.0 million     $7.0 million     $21.3 million
       Servicing Released       $46.4 million    $69.6 million     $15.7 million
       Consumer Loans           $16.9 million    $ 6.7 million           NA

     Fees from the sale of residential loans amounted to a gain of $256,000 in 2002 as compared to losses of $33,000 and $595,000 in years 2001 and 2000, respectively. As seen in the preceding table, residential fee income is comprised of servicing-released fees, servicing-retained fees, and pair-off fees.

     Servicing-released loan sale gains totaled $358,000 as compared to $431,000 last year, and $57,000 in year 2000. As was noted earlier, our emphasis on selling loans serviced released has accounted for most of the change when comparing year 2000 to the two subsequent years. The difference between the current year and last year is the drop in sales from $70 million in 2001 to $46 million this year. Much of that difference is related to a shift towards retaining more residential loans in our loan portfolio. In 2002 $148 million in residential loans were originated, of which $53 million were sold. The previous year's loans closed totaled $136 million, and $76 million were sold. The comparable figures for 2000 were $67 million in loans originated, and $37 million in sales. Our focus over the last few years on custom construction lending has allowed the Bank to retain an increased portion of the loans closed.

     Servicing-retained loan sales typically result in a loss. We generally recover that loss through the sale of mortgage servicing rights (see discussion under the heading "Sale of Mortgage Servicing Rights" on page 4). In year 2002 we recorded a gain on the sale of loans into the secondary market of $94,000 as compared to losses of $65,000 in the prior year, and $256,000 in 2000. The gain in 2002 occurred even though loans sold servicing retained were the same as the prior year. The results seen this year were largely due to good fortune when executing the sales; we would not expect gains in a typical year. Pair-off losses tied to the hedging activities of residential loans being held-for-sale for 2002 totaled $196,000 as compared to $399,000 for 2001 and $396,000 for
2000. In 2001, during a period when we were more active in mortgage-banking activities, rates fell throughout the year making the hedging of interest rates more difficult. Over the past year we have changed our strategy and deemphasized our salable residential loan products in relation to our overall product menu. Competitive pressure in the conforming loan market (which are the loans that we generally sell) has encouraged us to focus more on the portfolio and construction products that we offer.

     Gains from the sale of consumer loans amounted to $523,000 in 2002, $357,000 in 2001, and $70,000 in 2000. Loans sold have steadily increased over the last three years, from a negligible amount in 2000, to $7 million last year, and $17 million this year. Our forecast for year 2003 is for gains from loan sales to drop significantly. Although we anticipate that loan origination volume will increase over year 2002 results, we intend to portfolio more of those loans. We have been pleased with the performance to date of the home improvement loans that we have retained in our portfolio. The yield on the home improvement loan portfolio is considerably higher than our other loan portfolios, and the level of charge offs and non-performing assets has been very satisfactory.

     MORTGAGE SERVICING RIGHTS (MSRS). Mortgage servicing rights (MSRs) are associated with servicing-retained loan sales. When a loan is sold separate from its servicing rights (and we retain that right), we capitalize, per SFAS Standard No. 140, ACCOUNTING FOR TRANSFERS AND SERVICING OF FINANCIAL ASSETS AND EXTINGUISHMENT OF LIABILITIES, the fair market value of that right. The amount of MSRs capitalized and recognized in income totaled $80,000 for 2002 as compared to $143,000 for 2001 and $273,000 for 2000. The total loan sales related to the capitalization of the MSRs in 2002 amounted to $7.0 million as compared to $7.0 million in 2001 and $21.3 million in 2000. The downward trend in MSRs is largely attributable to a change in both the mix and calculation of the MSRs. The mix of servicing-retained loan sales is typically comprised of residential, income property and business banking loans. Because of the nature of income property and business banking loans, their valuations tend to be far less than residential loans. In year 2000 gains from residential loans represented 95% of the capitalized servicing-retained loan sales, which contrasts with 33% this year. The comparable figure for year 2001 was 70%.

     The other factor impacting MSRs is the valuation used for each type of loan. Periodically, and at least annually, we review the calculation of fair market values, of which a key consideration is loan prepayments. Because of the heavy loan prepayments in the last few years, we have reduced the valuation of capitalized MSRs.

SERVICING FEES, NET OF AMORTIZATION

     In 2002 net service fee income from the mortgage servicing portfolio totaled $103,000 as compared to $106,000 in 2001. The comparable figure for 2000 was $552,000. Service fees principally consist of the fees that we collect for servicing loans for others. The bulk sales of servicing rights over the last few years have eroded the balance of that portfolio. The loans serviced for others portfolio balance has decreased over a three-year period, from $174 million in 2000 to $47 million last year, and $46 million at year-end 2002. As was commented on earlier, the election to sell the servicing portfolio because of consistently decreasing mortgage rates has turned out to be a fortunate decision for us. We don't anticipate changing that strategy in 2003.

GAIN ON SALE OF INVESTMENTS

     Our gains amounted to $508,000 this year as compared to $1,165,000 in 2001. We didn't have any comparable sales in 2000. The investment sales consisted of security sales and the sale of an ATM network last year.

     Gains on security sales totaled $479,000 in 2002. That figure compares to gains of $700,000 last year. Because of declining mortgage rates for the last two years, it has been to our advantage to sell a security and realize a gain on that sale rather than wait for the security to prepay at par with no gain. Security sales this year amounted to $35 million. Sales last year totaled $44 million. We have also executed several sales in early 2003, totaling $8.6 million, with gains of $229,000.

     The ATM network sale involved the liquidation of our interest in the TransAlliance Limited Partnership. The general partner, Electronic Data Systems
(EDS), purchased our interest along with that of the other limited partners. We realized a gain of $464,000 in year 2001, and another $29,000 was received this year as part of the wrap-up of the liquidation.

FEES ON DEPOSIT SERVICES

     Deposit fee income has steadily increased over the last three years, from $278,000 in year 2000 to $334,000 last year, and again this year to $472,000. Virtually all that income is attributable to checking accounts. Our growth in checking account balances has been solid, increasing from $31 million in 2000 to $44 million this year. In the last 12 months the growth in business checking accounts has been particularly strong. These account balances are up 79%, from $9.2 million last year to $16.5 million.

     In addition to the increase in checking account totals, we have introduced several new checking account products that have been well received. Our "CheckPay Solutions" product has been very popular, which in turn has improved our fee income.

OTHER INCOME

     Other income is composed of a variety of sources of which loan fees constitute the most significant item. Our fee income from this source has risen steadily from $253,000 in year 2000, to $458,000 last year, to $579,000 in 2002.
In the last couple of years most of that income is attributable to loan prepayment and extension fees. Loan prepayment fees are up dramatically, from $169,000 last year to $303,000. Although the fee income from the early repayment of a loan partially compensates us for the loss of the loan, we would much prefer to retain the asset. Loan payoff rates have been particularly high in the last three years. Prepayment rates were 14.4% in 2000, 22.7% in 2001, and 24.5% this year.

     Extension fees are another significant component of loan fees, totaling $97,000 in 2000, $249,000 last year, and $200,000 this year. Extension fees occur when a construction project is not completed on time. We are typically paid a fee to work with the borrower through the extended period needed to finish the project. Although we are concerned when a construction project is not completed on time, it is unusual for these loans not to be concluded in a satisfactory manner. Thus, while loans prepaid early usually result in the loss of an asset, extended loans generally culminate in a loan asset.

OTHER OPERATING EXPENSES

SALARIES AND EMPLOYEE BENEFITS

     Compensation costs have risen substantially in the last two years after having declined slightly three years ago. Employee expenses in 2002 increased $1,770,000, or 20.9%, as compared to a rise of $1,313,000, or 18.4%, from 2000 to 2001. A decrease of $148,000, or 2.0%, occurred from 1999 to 2000. Salaries and employee benefits costs were affected by an increase in staff and a rise in loan officer commissions.

     The staffing level, referred to as full-time equivalent (FTE), totaled 164 at year-end 2002. That figure compares to 143 at December 2001, and 126 the previous year. The staffing increase this year was largely focused in our lending departments. Business Banking, a department that has seen its staffing level increase sharply in the last few years, further grew its personnel count by 50%. The Consumer Lending and Residential departments also saw staff increases of 15% and 56%, respectively.

     We anticipate an additional increase in compensation expense of between 20% and 23% in 2003. Staffing levels are expected to rise by over 20%, with about half of that increase occurring in our retail branch network. The staffing levels in the branches were static this year. In 2003 we expect to open an office in Woodinville, and possibly a second branch on the Eastside. The remainder of the staff additions is split about evenly between the loan production and the administrative support departments.

     In addition to compensation costs rising, due to a growth in staffing levels, we also increased salary levels by 3.48% in 2002 as a result of our annual compensation reviews and position promotions.

     Loan officer commissions totaled $1,012,000 in 2002, up 21.2% on a year-over-year comparison. Loan originations increased 7.2% to $342 million as compared to last year. Commission expense totaled $835,000 in 2001 and $535,000 in 2000 on loan volume of $319 million and $210 million, respectively. A change in commission plans during the year added to the increase in commission expense.

     One of the issues that complicates the reporting of compensation expense is the deferral of loan origination costs. In accordance with the current accounting literature, standard loan origination costs are deferred and amortized over the life of the loan. The standard loan costs, which are determined for each loan type, are then deducted from operating expense, with the net figures reported in the financial statements. Compensation is thus comprised of the expected items such as salaries, benefits and commissions, but also the effect of deferred loan origination costs, which can vary substantially from year-to-year, as seen in the following chart.

                                         2002           2001           2000

   Salaries and Benefits             $ 11,685,000   $  9,426,000   $  8,018,000
   Deferred Loan Origination Costs     (1,449,000)      (960,000)      (866,000)
                                     ------------   ------------   ------------
   Net Salaries and Benefit Costs    $ 10,236,000   $  8,466,000   $  7,152,000
                                     ============   ============   ============
   Loan Originations                 $342,000,000   $319,000,000   $210,000,000
                                     ============   ============   ============

     Our projections for compensation expense for 2003 include both the expected costs for labor and the anticipated benefit from the deferral of loan origination expenses. If loan originations were to change materially from our projections, our operating costs could be significantly impacted.

OCCUPANCY EXPENSE

     Occupancy expense of $2,353,000 in 2002 was up 10.4% from $2,131,000 the previous year. The comparative figure for 2000 was $1,812,000. In the last three years we have opened two full-service branches, a loan production office, and have added leased space at the Bellevue headquarters.

     In September of 2000 the Kirkland office was opened, and subsequently in August of 2001 the Juanita office commenced operation. A consumer loan production office in Florida was opened in 2001. Over the past few years leased space has steadily increased in the Bellevue corporate headquarters to accommodate the growth of staff in the lending and administrative support departments. In March 2002 we ceased operations at the Bellingham branch, although the facility was retained through the end of the original lease term, which expired in February 2003. After the branch was closed, this space was used to accommodate an income property loan production office through February 2003, at which time a more functional space was leased for that office. The Bellingham retail branch facility proved to be too distant from the corporate headquarters in Bellevue to adequately support its operations.

OTHER EXPENSES

     Other expenses rose from $3,699,000 in 2001 to $4,566,000 in 2002. From 2000 to 2001, costs grew $571,000, or 18.3%. A number of items contributed to the increase in other operating expenses, to include marketing/public relations, legal and office supplies expense.

     In late 2001 we focused our marketing activities in a new Marketing Department. The principal objective of this department is to increase our marketing presence in the Puget Sound area. That department is off to a great start and has been of tremendous value to both our established lines of business, as well as the new lines, such as Business and Community Banking. As a result, marketing and public relations expenses have risen sharply, from $489,000 in 2001 to $845,000 in 2002, or 72.8%. The comparable figure for 2000 was $528,000. We anticipate that our costs will again increase significantly in 2003.

     Legal expenses have risen over the past three years. Legal costs totaled $179,000 in 2000, increasing to $300,000 in 2001, and $381,000 this past year.
In addition to routine corporate matters, we have incurred expenses related to the issuance of trust preferred securities and the 20% stock repurchase, as well as the continued nationwide expansion of the Sales Finance Department. Expenses associated with those items accounted for over half of the legal expenses for the year.

     In July we repurchased approximately 20% of our stock from the MGN Group LLC. This was an unforeseen opportunity to acquire one-fifth of our stock in a single transaction at close to market rates. To partially fund that transaction, we issued $9 million in trust preferred securities. For a further discussion of that security, see "Capital" on page 15. We also incurred legal costs to continue the expansion of the Sales Finance program. That department is now capable of originating home improvement loans in 32 states. Legal expenses for years 2001 and 2000 related primarily to the Sales Finance program expansion and general corporate matters, respectively.

     Our office supplies expense rose $79,000, or 34.7%, in 2002. The cost of office supplies totaled $229,000 in 2001, which compared to $209,000 in 2000. Rising costs over the last few years are largely attributable to the increase in staff occurring from an expansion of the business lines. In the past two years the growth in staff has averaged approximately 14.4%, and business lines such as Sales Finance, Business Banking, and the retail branch offices have increased, resulting in a need for more general office supplies.

RESERVE AND PROVISION FOR LOAN LOSSES

     The provision for loan losses reflects the amount deemed appropriate to produce an adequate reserve for estimated losses that exist based on the inherent risk characteristics of the Bank's loan portfolio. In determining the appropriate reserve balance, we take into consideration the profile of the loan portfolio, the local and national economic outlook, and the current and historical performance of the loan portfolio.

     The determination of the level of reserves, and thus any additional provision, is arrived at through a process that begins with the Asset Management Department. That department analyzes the loan portfolio from a historical credit perspective and a composition and geographic concentration viewpoint. The Asset Management Department then prepares an economic analysis of the Puget Sound region to include, when appropriate, employment forecasts, housing sales, vacancy rates, commercial real estate analysis, and comments on the area's major employers. That information is then reviewed by our Commercial Loan Committee, which further evaluates national and international trends and makes a recommendation as to the loan loss provision to the Audit Committee of the Board of Directors. The Audit Committee considers the input of the Asset Management Department and the recommendation of the Commercial Loan Committee and determines the appropriate level of reserves. The Board of Directors reviews and ratifies the actions of the Audit Committee.

     A $910,000 provision for loan losses was charged to operations in 2002, raising the loan loss reserve balance to $7,754,000 at December 31, 2002. At year-end 2001, the reserve balance was $7,032,000, which in turn was an increase of $303,000 over 2000's balance of $6,729,000.

     Two key considerations that led to the increase in the reserve for loan losses included the growth in the loan portfolio and an assessment of the local and national economies.

     Since year-end 2001 the net loan portfolio (excluding loans held-for-sale) has increased $52 million. Most of that growth was in the residential loan area, which is generally considered lower risk than the commercial real estate or business banking loans, although the economy in the Northwest can have a significant effect on the performance of all loan types.

     The national and local economic environments over the past year have been of concern. Negative economic news has continued to accumulate throughout the year. The stock market, which was influenced by corporate accounting scandals earlier in the year, has been volatile in the past few months in part because of concerns about a possible war with Iraq and the economy. The Northwest economy has been more adversely impacted than the national economy, and economists predict that it is expected to lag any national economic recovery by a year or more.

     Another significant factor that has influenced the amount of the loan loss provision for the last three years has been the level of non-performing assets as a percentage of total assets. That ratio was 0.28% at year-end 2002, and compares to 0.08% last year, and 0.38% in 2000. The comparative ratio for FDIC-insured commercial banks was 0.97% at September 30, 2002, and 0.92% for year 2001. For a number of years we have experienced better than average ratios for non-performing assets. If the economy were to further deteriorate, we are hopeful that our past credit underwriting will continue to allow us to outperform other financial institutions as to non-performing assets.

ADOPTION OF NEW ACCOUNTING PRINCIPLE

     Statement of Financial Accounting Standards (SFAS) No. 148, ACCOUNTING FOR STOCK-BASED COMPENSATION - TRANSITION AND DISCLOSURE, became effective for financial statements for fiscal years ending after December 15, 2002. The new accounting standard amends APB Opinion No. 28, INTERIM FINANCIAL REPORTING and SFAS No. 123, ACCOUNTING FOR STOCK-BASED COMPENSATION, to require prominent disclosure about the effects on reported net income of an entity's accounting policy decisions with respect to stock-based compensation and to require disclosures about those effects in interim financial information. We have elected to continue to use the intrinsic value method of accounting and, as a result, the provisions of this statement are not expected to have a material effect on our financial position or results of operations.


REVIEW OF FINANCIAL CONDITION

INVESTMENT SECURITIES

     Investment securities increased slightly, from $72 million at year-end 2001 to $75 million as of December 31, 2002, a rise of 3.3%. Although the year-end balances have changed little, there was considerable activity within the securities portfolio during the year. Security purchases for year 2002 totaled $38.3 million, sales of securities amounted to $35.0 million, while approximately $1 million in securities matured, and $14.5 million in loans were securitized from our loan portfolio. The security purchases during the year replenished the securities portfolio to just above its beginning-of-the-year level. The security sales were executed to both take advantage of market gains and, as a defensive measure, to realize premiums on securities before they prepaid at par.

     The current investment securities balance, as of January 31, 2003, is $65 million. During January 2003, $8.6 million in mortgage-backed instruments have been sold, resulting in gains of $229,000, and one security totaling $1.2 million has been purchased. Although it was our intent at the end of 2001 to significantly increase the securities portfolio in 2002, market offering rates were not attractive enough to warrant raising the portfolio beyond its year-end balance. Our current plan is to increase the securities portfolio by $14 million in 2003, although we are concerned about growing the portfolio at rate levels that are at 40-plus-year lows. Whether or not we will be able to successfully increase the portfolio will depend in large measure on the direction of interest rates and the slope of the yield curve.

LOANS

     The loan portfolio is segregated into two components: loans held-for-sale and loans receivable. Loans held-for-sale is that portion of the loan portfolio which is pending sale and delivery into the secondary market. Loans receivable are loans held in the loan portfolio of which the largest component is commercial real estate.

     Loans held-for-sale totaled $13 million at December 31, 2002, an increase of $9 million from the previous year-end. At December 31, 2001, loans held-for-sale totaled $4 million. It is not unusual for the balance in loans held-for-sale to change significantly from year to year. The normal balance for loans held-for-sale is in the range of $4 to $12 million, but will vary with construction lending and refinancing activity.

     Portfolio loans increased 9.1% in 2002, from $570 million at December 31, 2001, to $622 million at year-end 2002. The growth in the loan portfolio is the result of a slight increase in portfolio loan originations, which was partially offset by a rise in the repayment of loans. Loans closed for the portfolio totaled $245 million in 2002, up from $243 million in 2001. Loan principal repayments, which were $172 million in 2001, increased this year to $181 million.

DEPOSITS

     Deposits increased $68 million, or 16.0%, in 2002, which contrasts with a decrease of 6.3% in 2001. The comparative ratio for FDIC-insured institutions was an increase of 6.0% in the 12 months ending September 30, 2002. Included in this year's deposit growth are approximately $17 million of brokered deposits, which we acquired in the first quarter of 2002. The remaining $51 million increase in deposits was characterized by an emphasis on low-cost deposits and an improvement in the mix of deposits.

     The trend for the last three years has been mixed. In year 2000 deposits increased 14.3%, with almost all of that growth occurring in time deposits. Last year deposits fell 6.3%, again with almost all of the change occurring in the time deposit category. This year net growth occurred in all deposit categories, with 49% (excluding broker deposits) coming from the lower cost money market/checking category. Part of the success in 2002 can be attributed to the newer business lines, Business and Community Banking. Business checking accounts alone this year rose 79%. We have focused much of our resources, both management and financial, on those business lines, and we look forward to continuing that level of emphasis in 2003.


MARKET RISK SENSITIVE INSTRUMENTS

     Market risk is the risk of loss from adverse changes in market prices and rates. A significant market risk arises from interest rate risk inherent in our lending, deposit, borrowing, and mortgage-banking activities. To that end, we actively monitor and manage interest rate risk exposure.

     A number of measures are utilized to monitor and manage interest rate risk, including income simulation and interest "gap" analysis (further discussed under the subheading "Asset and Liability Management" on page 12). An income simulation model is primarily used to assess the impact on earnings changes that interest rates may produce. Key assumptions in the model include prepayment speeds on mortgage-related assets, cash flows and maturities of financial instruments held for purposes other than trading, changes in market conditions, loan volumes and pricing, deposit sensitivity, consumer preferences, and management's capital leverage plans. These assumptions are inherently uncertain; therefore, the model cannot precisely estimate net interest income or precisely predict the impact of higher or lower interest rates on net interest income. Actual results may significantly differ from simulated results due to timing, magnitude and frequency of interest rate changes, and changes in market conditions and specific strategies, among other factors.

     During 2002 we discontinued the use of the rate shock simulations to forecast changes in net interest income and the market value of equity. We believe that a rate ramp simulation produces results that more closely track actual performance. The difference between the two models is the assumption regarding the timing of the interest rate increases or decreases. A rate shock model assumes rates immediately rise or fall 200 basis points, whereas a rate ramp assumes a steady increase in interest rates over a 12-month period. All numbers presented reflect the results of the rate ramp simulation.

     Based on the results of simulations as of December 31, 2002, and December 31, 2001, the estimated impact of a steady change in interest rates over the next 12 months is shown in the table below.

                                     2002 Percentage Change         2001 Percentage Change
                                     ----------------------         ----------------------
     Ratable Change in Interest   Net Interest   Net Portfolio   Net Interest   Net Portfolio
     Rates (in basis points)         Income          Value          Income          Value
     --------------------------      ------          -----          ------          -----
     +200 .......................      2%            (11)%            (1)%          (12)%
     (100).......................     (1)              0              (1)            (2)
     (200).......................     N/A            N/A              (3)            (7)

     The interest rate scenarios reflected above represent the results of possible near-term interest rate movements. Approximately 75% of the loan portfolio is tied to rate indexes that are one year or less in duration. These indexes include Prime, Federal Home Loan Bank of Seattle (FHLB) Advance Rate, London Interbank Offering Rate (LIBOR), and Constant Maturity Treasury (CMT), all of which as of December 31, 2002, were below 2%. Therefore, given the current interest rate levels, we believe that a scenario simulating a decline of 200 basis points is unlikely, as this would place the absolute rate of these indexes below zero.

     The percentages shown represent changes over a 12-month period in net interest income and net portfolio value under the various rate scenarios. Net portfolio value is defined as the net market value of our assets and liabilities, which have been estimated by calculating the present value of their cash flows. The cash flows have been adjusted to account for projected amortization, prepayments, core deposit decay rates, and other factors.

     Our primary objective in managing interest rate risk is to minimize the adverse impact of changes in interest rates on our net interest income and capital, while structuring the asset and liability components to obtain the maximum net interest margin. We rely primarily on our asset and liability structure to control interest rate risk.


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

     Assets and liabilities are managed by matching maturities and repricing in a systematic manner. In addition to a simulation model, an interest "gap" analysis is used to measure the effect interest rate changes have on net interest income. The gap is the difference between the amount of interest-earning assets maturing or repricing within a specific time period and the amount of interest-bearing liabilities maturing or repricing in that same time period. A gap is considered positive when the amount of interest-rate-sensitive assets exceeds the amount of interest-rate-sensitive liabilities. A gap is considered negative in the reverse situation.

     The following table shows the one-year interest-rate-sensitive gap by contractual repricing or maturity at December 31:

                                                        2002          2001
                                                     ---------     ---------
                                                         (IN THOUSANDS)
     One-year repricing assets                       $ 600,577     $ 506,137
     One-year repricing liabilities                    477,932       413,029
                                                     ---------     ---------
     One-year gap                                    $ 122,645     $  93,108
                                                     =========     =========
     Total assets                                    $ 745,295     $ 678,349
                                                     =========     =========
     Interest-rate-sensitive gap as a
        percent of assets                                16.5%         13.7%

     It is generally assumed that during a period of rising interest rates, the net earnings of an institution with a negative gap may be adversely affected due to its interest-bearing liabilities repricing to a greater extent than its interest-earning assets. Conversely, during a period of falling interest rates, net earnings may increase. That assumption, however, is based on the premise that assets/liabilities within a one-year time frame will generally move in the same direction at approximately the same rate. A concern, however, is that the relationship between one-year asset/liabilities may not be as strongly correlated as originally assumed. Loans with one-year repricing characteristics are tied to a number of indexes to include one-year Treasury, LIBOR, and FHLB rates. Those indexes are subject to the movement of the one-year market rates. On the other hand, time deposits, which constitute the bulk of the one-year repricing liabilities, are subject to the local financial institutions' market. Pricing for time deposits is dependent on customer preferences and the subjective pricing influence of local banks, credit unions, etc. Thus, while the bulk of our loans are tied to national and international money markets, deposits are subject to the conditions of the Puget Sound area.

     One method of managing our interest rate risk is through the marketing and funding of adjustable-rate loans. As of December 31, 2002, 92% of the loan portfolio had adjustable rates. We also originate and sell long-term, fixed-rate mortgage loans, which have been written to specifications of the Federal Home Loan Mortgage Corporation (Freddie Mac) and the Federal National Mortgage Association (Fannie Mae).

     We review on a monthly basis interest rate trends, and where appropriate hedging techniques are employed. These techniques may include financial futures, options on financial futures, interest rate caps and floors, interest rate swaps and extended commitments on future lending activities. During the last three years the extent of our off-balance-sheet derivative agreements has been the use of forward loan commitments which are used to hedge the loans held-for-sale. In 2002 we also entered into an interest rate swap with the FHLB. The purpose of the swap is to protect against potential adverse interest rate volatility that could be realized from the trust preferred securities issuance in June 2002. The swap accomplishes this by fixing the interest rate payable for the first five years of the trust preferred securities' life. We may decide to enter into these types of off-balance-sheet instruments in the future when it is beneficial to the Bank.

ASSET QUALITY

     Non-performing assets totaled $2.1 million at year-end 2002 as compared to $521,000 last year. Non-performing assets as a percent of total assets amounted to 0.28% at the end of 2002, up from 0.08% at December 2001. The following table details the type of property held as collateral and our estimate as to any loss of principal and interest.

                              NON-PERFORMING ASSETS

     Mini-storage loan, Puget Sound area.
       No anticipated loss........................................ $  1,253,000
     Office building loan, Puget Sound area. Subsequent
       to year-end this loan was purchased in a trustee
       foreclosure sale. We did not incur a loss on that sale.....      343,000
     Two residential loans, Puget Sound area.
       No anticipated loss........................................      360,000
     Residential, out-of-state. No anticipated loss...............       66,000
     Time deposit loan. Fully collateralized by cash..............        3,000
     Two motorcycle loans, out-of-state. Both of these
       loans have been reinstated.................................        7,000
     Four home improvement loans, in-state. No anticipated loss...       31,000
     Two home improvement loans, in-state. Both loans
       are to be charged off......................................       11,000
                                                                   ------------
     Total Non-performing Loans................................... $  2,074,000
                                                                   ------------
     Repossessed property (principally spas and motorcycles)......       45,000
                                                                   ------------
     Total Non-performing Assets.................................. $  2,119,000
                                                                   ============

     The status of the larger non-performing assets as of February 12, 2003, is as follows:

     o The mini-storage loan for $1,253,000 is under the management of a court-appointed receiver. The property is generating positive cash flows after debt service. The trustee foreclosure sale is scheduled in the second quarter of 2003. No anticipated loss.

     o Two residential loans for $360,000: The first loan is for a "spec" house which is 90% complete and expected to pay off prior to the trustee's sale, with no anticipated loss. The other residential loan has a scheduled trustee's sale during the first quarter of 2003, again with no anticipated loss.

     o The out-of-state residential loan for $66,000 is a single-family residence. There is not an anticipated loss.

LIQUIDITY

     Liquidity refers to the ability to generate sufficient cash to meet the funding needs of current loan demand, deposit withdrawals, principal and interest payments with respect to outstanding borrowings, and to pay operating expenses. The need for liquidity is affected by loan demand, net changes in deposit levels, and the scheduled maturities of borrowings. We can minimize the cash required during times of heavy loan demand by modifying credit policies or reducing marketing efforts. Liquidity is derived from assets by receipt of interest and principal payments and prepayments, by the ability to sell assets at market prices, earnings, and by utilizing unpledged assets as collateral for borrowings. Liquidity is also derived from a variety of funding sources, including deposits, advances from the FHLB, and other short- and long-term borrowings.

     The principal use of funds is to invest in securities and loans. Security purchases amounted to $38.3 million in 2002, down 9.8% from $42.4 million in purchases in 2001, and purchases totaled $5 million in 2000. Loan originations, including mortgage-banking activities, totaled $342 million, $323 million, and $211 million during 2002, 2001, and 2000, respectively. Principal repayments on portfolio loans totaled $181 million, $172 million, and $100 million for the same periods. Funds obtained from loan sales amounted to $89 million in 2002, $98 million in 2001, and $43 million in 1999.

     Our line of credit with the FHLB has been established at 40% of assets. Borrowings totaled $184 million, $191 million, and $133 million, at December 31, 2002, 2001, and 2000, respectively. These borrowings represented 24.7% of the year-end assets in 2002, 28.2% in 2001, and 20.7% in 2000.

     FHLB borrowings decreased in 2002 in response to a growth in deposits during the year. It is our intent to fund asset growth principally through the growth of deposits. In year 2003 we anticipate an increase in deposits, and expect to continue to work towards adjusting the deposit mix to include more low-cost deposits.

     Unused lines of credit available to us include $114 million in FHLB advances and $50 million in reverse repo lines. In addition, the holding company is currently seeking a $5 million line of credit with a national financial institution. We also have the option of funding asset growth or funding withdrawals with brokered deposits.

     Another source of liquidity is trust preferred securities (TPS). We issued $9 million in securities last summer, and another $4 million in January 2003. This liquidity source serves the dual function of providing funds for operations and as a source of capital. Because the TPS funding source is more expensive than our other liquidity sources, it is used primarily for its capital sourcing properties (for a further discussion of TPS, see "Capital" following this section). The practical limit to this liquidity source is 50% of shareholder equity, which at year-end 2002 was $44 million. Thus, the practical limit to this source is $22 million, of which we have funded $13 million to date.

     In addition to the funding of loans and securities, we used $16 million of our liquidity sources to repurchase 20% of our stock. That buyback was an unforeseen opportunity, and we do not anticipate a transaction of that nature in 2003.

     A routine funding requirement for us is the purchase or construction of branch offices. In the last three years we have added two new offices and built a new facility for our Ballard office. The funding requirements usually range from $1 million to $2 million per facility. In early March 2003 we purchased an office building for $12 million for the purpose of providing space for retail branch operations and administrative support. In addition we expect to conclude the construction of the Woodinville branch for an additional $350,000, and the acquisition of a future branch site for approximately $2.6 million. We have also taken a contingent lease for a third branch office on the Eastside at an estimated cost of $200,000-$400,000 for building improvements and equipment. All of these sites are to be funded from our normal liquidity sources, which we believe to be adequate. For additional information regarding liquidity, see the Statement of Cash Flows in the Consolidated Financial Statements.

CAPITAL

     We are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a material effect on our financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, we must meet specific capital guidelines that involve quantitative measures of assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. The minimum ratios and the actual capital ratios are set forth in the table below.

                                                                       Well
                                                                    Capitalized
     CAPITAL RATIOS                             The Company   FMB     Minimum
     --------------                             -----------   ---     -------
     Total capital to risk-weighted assets........  10.9%     10.7%    10.0%
     Tier 1 capital to risk-weighted assets.......   9.6       9.4      6.0
     Tier 1 leverage capital to average assets....   7.1       7.0      5.0

     The holding company is also registered with the Federal Reserve Bank as a financial holding company. The Federal Reserve Bank requires financial holding companies to meet the well-capitalized status of the regulatory capital requirements.

     In 2002, in addition to capital provided through retained earnings, we have augmented our regulatory capital with trust preferred securities (TPS). These securities have a maturity of 30 years and are redeemable at par after five years, with certain exceptions. The TPS securities are treated on our financial statements as a liability, but qualify as capital for regulatory capital limits. They are eligible for Tier I leverage capital treatment up to 25% of shareholder equity, and for risk-weighted capital up to 50% of shareholder equity. We have issued $13 million in securities ($9 million in 2002 and $4 million in 2003), which is 29% of our December 31, 2002, shareholder equity. There are no present plans to issue additional TPS securities, and we believe that our current capital, plus retained earnings for year 2003, will meet our budgeted growth in assets for the forthcoming year.

BUSINESS SEGMENTS

     Effective January 1, 2002, a fundamental change was implemented in the way we view the segments within the Bank. Previously we had identified three segments of business: consumer banking, residential lending, and commercial lending. We have re-evaluated the composition of the segments and combined the consumer and residential segments as well as added an additional segment - Investment Securities. Our operating segments are primarily defined by product type and customer segments. New methodologies that are now applied to the measurement of segment profitability include:

     o A new funds transfer pricing system, which allocates actual net interest income between segment users, and is based upon the funding needs and the relative duration of the loans or securities within each segment.

     o The retail deposit-gathering branch network income and expenses are now allocated to the business segments based on their asset size.

     o In previous reports, the calculation for the provision for loan and lease losses was not allocated to the business segments.

     o Operating income and expenses are allocated to segments whenever they may be directly attributed to their activities. Indirect income and overhead costs are credited or charged to the segments whenever they are specifically identified as providers or users of the ancillary internal service, or are allocated based on some common denominator.

     Historical periods have been restated to conform to this new presentation. Under the new structure, the reportable segments include the following:

     CONSUMER LENDING - Consumer lending includes residential and home equity lending, direct consumer loans, and consumer dealer financing contracts. Residential lending offers loans to borrowers to purchase, refinance, or build homes secured by one-to-four-unit family dwellings. Consumer loans include lines of credit and loans for purposes other than home ownership. Included within the consumer lending segment is a mortgage-banking operation, which sells loans in the secondary mortgage market. The mortgage-banking operation may choose to retain or sell the rights to service the loans sold (i.e., collection of principal and interest payments) depending upon market conditions.

     COMMERCIAL LENDING - Commercial lending offers permanent and interim construction loans for multifamily housing (over four units) and commercial real estate properties, and loans to small- and medium-sized businesses for financing inventory, accounts receivable, and equipment, among other things. The underlying real estate collateral or business asset being financed typically secures these loans.

     INVESTMENT SECURITIES - The investment securities segment includes the investment securities portfolio. Although we do not consider this to be an operating business line, security investments are a necessary part of liquidity management for the Bank.

     These segments are managed separately because each business unit requires different processes and different marketing strategies to reach the customer base that purchases those products and services. All three segments derive a majority of their revenue from interest, and we rely primarily on net interest revenue in managing these segments. No single customer provides more than 10% of the Bank's revenues.

CONSUMER LENDING

     Net income has increased for the last few years, from $793,000 in 2000, to $1,063,000 last year, to $1,193,000 in 2002. The rise in income was largely the result of a steady increase in net interest income, which was partially offset by a continued increase in operating expenses.

     Net interest income has increased over the past three years as a result of a rise in interest-earning assets and a decline in interest expense. Average interest-earning assets increased $24 million, or 16.5%, in 2002 as compared to 2001, and $18 million, or 13.8%, from 2000 to 2001. This segment has benefited from the rise in interest income associated with the increased loan originations in the Sales Finance and Custom Construction loan areas.


              PERCENTAGE OF LOAN ORIGINATION INCREASES YEAR-TO-YEAR

                                          SALES FINANCE     CUSTOM CONSTRUCTION
                                          -------------     -------------------
     2001 - 2002..........................     63.1%                79.5%
     2000 - 2001..........................     80.4                 25.2
     1999 - 2000..........................     42.7                 68.6


     Interest expense totaled $5.3 million as compared to $7.0 million in 2001, and $6.4 million in 2000. As was true for the Bank as a whole, the consumer segment benefited this year from the lagging effect of the repricing of the deposits. With only one rate drop by the FRB this year, the pricing of the liabilities had an opportunity to "catch up" to the assets. During 2001 rates dropped rapidly and the adjustable-rate loans repriced regularly depending upon their underlying index, whereas deposits, which are not based on an index, repriced largely in concert with competitors.

     Operating expenses rose $871,000, or 20.7%, from $4.2 million in 2000, to $5.1 million last year, and a further $1.0 million, or 20.1%, in 2002. Expenses for this segment have increased as a result of adding new offices and expanding the consumer lending departments. In the last three years, the Bank has opened two full-service branch offices and expanded the Sales Finance Loan Department. The Sales Finance Department opened an office in Jacksonville, Florida, and expanded their workforce and office space at the corporate headquarters in Bellevue. In addition to occupancy expense, compensation, employee benefits, and legal expenses have also increased to enable the Sales Finance Department to expand nationally.

     The outlook for the consumer segment is mixed. In order for us to continue to meet our liquidity requirements, this segment will need to open additional full-service offices. Each new office will burden the segment until such time as the size, mix of deposits, and products sold for these new branches reach the minimum desired objectives. To offset this extra expense burden, we are hopeful that other parts of the consumer lending area, in particular the Sales Finance Department, will materially increase their contribution over the next few years. With that goal in mind, we have taken several actions in the last couple of years to improve the return on investment from that department. The Sales Finance Department now originates home improvement loans nationwide, in 32 states. Prior to that expansion, we were focused in the Northwest. Secondly, beginning in the fourth quarter, we initiated the transition from selling all loans originated outside the Northwest to that of portfolioing many of those loans. To mitigate future loan losses, we have entered into an agreement with a national insurance company to provide credit default insurance on a portion of the sales finance loans. The default insurance pays 100% of the loss on any given loan, up to an overall liability cap as defined in the insurance policy. The insurance coverage, when applicable, is typically for loans with credit scores in the range of 680-740. The Sales Finance Department's portfolio, which was $31.4 million at year-end, should grow at a much stronger pace as a result of these changes. We anticipate that portfolio will approach $60 million by year-end 2003.

COMMERCIAL LENDING

     Commercial lending is the most profitable segment, contributing 80.9% of the overall net income for the Bank. Net income in 2002 totaled $6,305,000, rising $197,000, or 3.2%, from 2001. Net income for 2001 and 2000 totaled $6,108,000 and $5,636,000, respectively.

     The increase in income for 2002 is principally the result of a rise in net interest income and non-interest income, partially offset by an increase in operating expenses.

     Like the consumer segment, the commercial segment benefited from the continued growth in net interest income due to a decline in the interest expense for year 2002. As was true for the Bank as a whole, the interest paid on deposits and borrowings for the segment did not adjust as quickly as the loan portfolio during the rapid drop in interest rates during 2001. In 2002 the rates paid on deposits had time to adjust downward as those deposits came up for renewal. As a result, interest expense for the commercial lending segment for the year totaled $11.9 million as compared to $17.7 million in 2001 and $18.1 million in 2000. This decline in interest expense helped to boost the net interest margin for this segment to $18.9 million for 2002. The comparable figures for 2001 and 2000 were $16.6 million and $14.9 million, respectively.

     Non-interest income has also been on the increase for the past three years. Other operating income increased 37.3%, or $335,000, as compared to 2001. Non-interest income totaled $897,000, up 44.7% from $620,000 in 2000. The largest contributors to this rise in other income are fees derived from early prepayment of loans and extension fees. With rates dropping dramatically in 2001, and still further in 2002, there has been a propensity on the part of the borrowers to prepay their loans in order to reduce their interest rate. As a result, we have seen an increase in the fees associated with the early repayment of a portion of this loan portfolio. Loan prepayment fees totaled $303,000 in 2002 as compared to $169,000 the previous year and $46,000 in 2000.

     Non-interest expense for this segment has also been on the rise for the past three years. In 2002 non-interest expense increased $1.8 million, or 23.5%, to $9.9 million, from $8.0 million in 2001. The comparable figure for year 2001 was $6.7 million. Escalating compensation costs associated with the expansion of the Business and Community Banking areas contributed significantly to the increase in operating expenses. Over the past year the Bank has focused on growing these business lines and as a result expenses have increased in accordance with that effort.

INVESTMENT SECURITIES

     Net income increased for the investment securities segment, from a loss of $249,000 in 2001 to a gain of $299,000. This segment benefited from a rise in net interest income, which was partially offset by a decline in non-interest income.

     Net interest income jumped for this business segment, from a loss of $464,000 in 2001 to a gain of $971,000 this year. Again, the reason for the increase is due to a significant decline in interest expense. Interest expense totaled $6.7 million in 2001, declining $2.3 million, or 34.3%, as compared to this year.

     Non-interest income decreased from $1.3 million in 2001 to $608,000 this year due to gains realized from the sale of securities and the liquidation of our interest in an ATM network. Gains on security sales totaled $479,000 in 2002. That figure compares to gains of $700,000 last year. There were no security sales in year 2000. Because of declining mortgage rates for the last several years, it has been to our advantage to sell securities and realize a premium on those sales rather than wait for the securities to prepay at par. Security sales this year amounted to $35 million as compared to sales last year of $44 million. We have also executed several sales in early 2003, totaling $8.6 million, with gains of $229,000.

     The ATM network sale involved the liquidation of our interest in the TransAlliance Limited Partnership. The general partner, Electronic Data Systems
(EDS), purchased our interest along with that of the other limited partners. We realized a gain of $464,000 in year 2001, and another $29,000 this year as part of the wrap-up of the liquidation.

                          INDEPENDENT AUDITOR'S REPORT


Board of Directors
First Mutual Bancshares, Inc. and Subsidiaries


     We have audited the accompanying consolidated statement of financial condition of First Mutual Bancshares, Inc. and Subsidiaries (the Company) as of December 31, 2002 and 2001, and the related consolidated statements of income, stockholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial condition of the Company as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.



/s/ Moss Adams LLP

Everett, Washington
January 21, 2003


                 FIRST MUTUAL BANCSHARES, INC. AND SUBSIDIARIES
                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION


                                     ASSETS

                                                                                  DECEMBER 31,
                                                                         -----------------------------
                                                                              2002            2001
                                                                         -------------   -------------
Cash and cash equivalents:
     Interest-earning deposits with banks ............................   $   6,203,843   $   5,761,548
     Noninterest-earning demand deposits and cash on hand ............       8,767,684       8,853,755
                                                                         -------------   -------------
                                                                            14,971,527      14,615,303

Mortgage-backed and other securities available-for-sale ..............      58,380,204      45,961,301
Loans receivable held-for-sale .......................................      12,699,004       4,475,792
Mortgage-backed and other securities held-to-maturity,
     fair value of $16,925,864 and $26,890,439 .......................      16,358,042      26,385,652

Loans receivable, net:
     Loans receivable ................................................     622,374,515     570,109,616
     Reserve for loan losses .........................................      (7,754,106)     (7,032,062)
                                                                         -------------   -------------
                                                                           614,620,409     563,077,554

Accrued interest receivable ..........................................       3,435,343       3,556,110
Mortgage servicing rights ............................................          49,914          47,810
Land, buildings, and equipment, net ..................................      10,964,441       8,831,022
Federal Home Loan Bank (FHLB) stock, at cost .........................      10,443,200       9,759,300
Other assets .........................................................       3,373,168       1,638,707
                                                                         -------------   -------------
            Total assets .............................................   $ 745,295,252   $ 678,348,551
                                                                         =============   =============

                             SEE ACCOMPANYING NOTES.

                 FIRST MUTUAL BANCSHARES, INC. AND SUBSIDIARIES
                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

                      LIABILITIES AND STOCKHOLDERS' EQUITY




                                                                                  DECEMBER 31,
                                                                         -----------------------------
                                                                              2002            2001
                                                                         -------------   -------------
Liabilities:
      Deposits:
           Money market deposit and checking accounts ................   $ 134,247,575   $ 109,055,274
           Regular savings ...........................................       8,386,918       7,855,528
           Time deposits .............................................     354,735,126     311,986,860
                                                                         -------------   -------------

                Total deposits .......................................     497,369,619     428,897,662

      Drafts payable .................................................         369,034       1,015,927
      Accounts payable and other liabilities .........................       8,080,632       3,446,997
      Advance payments by borrowers for taxes and insurance ..........       1,798,233       1,662,530
      FHLB advances ..................................................     184,143,897     191,104,138
      Other advances .................................................         250,000         250,000
      Trust preferred securities .....................................       9,000,000            --
                                                                         -------------   -------------

                Total liabilties .....................................     701,011,415     626,377,254
                                                                         -------------   -------------

Stockholders' equity:
      Common stock, $1 par value; authorized, 10,000,000
           shares; issued and outstanding, 4,247,166 and
           4,725,966 shares ..........................................       4,247,166       4,725,966
      Additional paid-in capital .....................................      24,028,610      31,411,296
      Retained earnings ..............................................      15,214,220      16,025,853
      Accumulated other comprehensive income (loss):
           Unrealized gain (loss) on securities available-for-sale,
                net of federal income tax ............................         793,841        (191,818)
                                                                         -------------   -------------

                Total stockholders' equity ...........................      44,283,837      51,971,297
                                                                         -------------   -------------

                                                                         $ 745,295,252   $ 678,348,551
                                                                         =============   =============






                             SEE ACCOMPANYING NOTES.

                 FIRST MUTUAL BANCSHARES, INC. AND SUBSIDIARIES
                        CONSOLIDATED STATEMENTS OF INCOME



                                                                        YEARS ENDED DECEMBER 31,
                                                               ----------------------------------------
                                                                   2002          2001           2000
                                                               -----------   -----------    -----------
INTEREST INCOME:
      Loans receivable .....................................   $42,924,954   $46,452,572    $43,681,631
      Interest on AFS securities ...........................     3,362,101     1,960,298      1,878,548
      Interest on HTM securities ...........................     1,281,288     3,499,819      5,315,026
      Interest other .......................................       757,020       817,117        553,943
                                                               -----------   -----------    -----------
                                                                48,325,363    52,729,806     51,429,148
                                                               -----------   -----------    -----------
INTEREST EXPENSE:
      Deposits .............................................    13,994,645    22,708,013     22,987,040
      FHLB advances and other ..............................     7,691,720     8,694,413      7,932,366
                                                               -----------   -----------    -----------
                                                                21,686,365    31,402,426     30,919,406
                                                               -----------   -----------    -----------
         Net interest income ...............................    26,638,998    21,327,380     20,509,742
PROVISION FOR LOAN LOSSES ..................................       910,000       365,000        530,000
                                                               -----------   -----------    -----------
         Net interest income after provision for loan
            losses .........................................    25,728,998    20,962,380     19,979,742
                                                               -----------   -----------    -----------
OTHER OPERATING INCOME:
      Servicing fees, net of amortization ..................       103,170       105,729        551,933
      Gain on sales of loans ...............................     1,126,439     1,539,731        549,000
      Gain on sales of investments .........................       507,863     1,164,533           --
      Fees on deposit services .............................       472,025       334,485        278,207
      Other ................................................     1,027,208       885,622        710,957
                                                               -----------   -----------    -----------

         Total other operating income ......................     3,236,705     4,030,100      2,090,097
                                                               -----------   -----------    -----------

OTHER OPERATING EXPENSES:
      Salaries and employee benefits .......................    10,236,341     8,466,396      7,152,487
      Occupancy ............................................     2,353,175     2,130,829      1,812,023
      Other ................................................     4,566,388     3,698,677      3,127,266
                                                               -----------   -----------    -----------

         Total other operating expenses ....................    17,155,904    14,295,902     12,091,776
                                                               -----------   -----------    -----------

         Income before federal income taxes and cumulative
            effect of adoption of new accounting principle .    11,809,799    10,696,578      9,978,063
                                                               -----------   -----------    -----------
FEDERAL INCOME TAXES:
      Current ..............................................     3,680,429     3,439,200      3,100,038
      Deferred .............................................       332,000       180,000        279,025
                                                               -----------   -----------    -----------

                                                                 4,012,429     3,619,200      3,379,063
                                                               -----------   -----------    -----------
         Income before cumulative effect of adoption of new
            accounting principle, net of federal income
            tax ............................................     7,797,370     7,077,378      6,599,000
         Cumulative effect of adoption of new accounting
            principle, net of federal income tax ...........          --        (155,247)          --
                                                               -----------   -----------    -----------
NET INCOME .................................................   $ 7,797,370   $ 6,922,131    $ 6,599,000
                                                               ===========   ===========    ===========

                             SEE ACCOMPANYING NOTES.

                 FIRST MUTUAL BANCSHARES, INC. AND SUBSIDIARIES
                        CONSOLIDATED STATEMENTS OF INCOME

                                                                        YEARS ENDED DECEMBER 31,
                                                               ----------------------------------------
                                                                   2002          2001           2000
                                                               -----------   -----------    -----------
PER SHARE DATA
      Basic earnings per common share before cumulative
         effect of adoption of new accounting principle,
         net of federal income tax .........................   $      1.64   $      1.37    $      1.28
      Cumulative effect of adoption of new accounting
         principle, net of federal income tax ..............          --           (0.03)          --
                                                               -----------   -----------    -----------
      Basic earnings per common share ......................   $      1.64   $      1.34    $      1.28
                                                               ===========   ===========    ===========

      Earnings per common share before cumulative effect
         of adoption of new accounting principle, net of
         federal income tax, assuming dilution .............   $      1.59   $      1.34    $      1.26
      Cumulative effect of adoption of new accounting
         principle, net of federal income tax, assuming
         dilution ..........................................          --           (0.03)          --
                                                               -----------   -----------    -----------
      Earnings per common share assuming dilution ..........   $      1.59   $      1.31    $      1.26
                                                               ===========   ===========    ===========

WEIGHTED AVERAGE SHARES OUTSTANDING ........................     4,789,022     5,176,856      5,137,824
                                                               ===========   ===========    ===========

WEIGHTED AVERAGE SHARES OUTSTANDING INCLUDING DILUTIVE
      STOCK OPTIONS ........................................     4,893,051     5,263,765      5,212,527
                                                               ===========   ===========    ===========








                             SEE ACCOMPANYING NOTES.

                 FIRST MUTUAL BANCSHARES, INC. AND SUBSIDIARIES
                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                        Common Stock            Additional
                                                                ----------------------------      Paid-in         Retained
                                                                   Shares          Amount         Capital         Earnings
                                                                ------------    ------------    ------------    ------------
BALANCE, December 31, 1999 ..................................      4,672,636    $  4,672,636    $ 31,116,359    $  4,527,356

      Options exercised, including tax benefit
         of $6,431 ..........................................          8,650           8,650          42,186
      Retirement of shares repurchased ......................        (10,000)        (10,000)        (40,000)        (51,874)
      Repayment of ESOP debt ................................
      Cash dividend declared ($0.20 per share) ..............                                                       (933,913)
      Comprehensive income:
         Net income .........................................                                                      6,599,000
         Other comprehensive income (loss) -
           Change in unrealized gain on securities
           available-for-sale, net of federal income tax ....
                                                                ------------    ------------    ------------    ------------

BALANCE, December 31, 2000 ..................................      4,671,286       4,671,286      31,118,545      10,140,569

      Options exercised, including tax benefit of $117,015 ..         54,680          54,680         292,751
      Repayment of ESOP debt ................................
      Cash dividend declared ($0.22 per share) ..............                                                     (1,036,847)
      Comprehensive income:
         Net income .........................................                                                      6,922,131
         Other comprehensive income (loss) -
           Change in unrealized gain on securities
           available-for-sale, net of federal income tax ....
                                                                ------------    ------------    ------------    ------------

BALANCE, December 31, 2001 ..................................      4,725,966       4,725,966      31,411,296      16,025,853

      Options exercised, including tax benefit
         of $169,903 ........................................         67,573          67,573         551,848
      Retirement of shares repurchased ......................     (1,019,256)     (1,019,256)    (13,963,793)       (815,419)
      10% stock dividend ....................................        472,883         472,883       6,029,259      (6,502,142)
      Cash dividend declared ($0.28 per share) ..............                                                     (1,291,442)
      Comprehensive income:
         Net income .........................................                                                      7,797,370
         Other comprehensive income (loss) -
           Change in unrealized gain on securities
           available-for-sale and interest rate swap, net
           of federal income tax ............................
                                                                ------------    ------------    ------------    ------------

BALANCE, December 31, 2002 ..................................      4,247,166    $  4,247,166    $ 24,028,610    $ 15,214,220
                                                                ============    ============    ============    ============

                                                                 Employee
                                                                   Stock
                                                                 Ownership       Accumulated
                                                                   Plan         Comprehensive
                                                                   (ESOP)          Income
                                                                    Debt           (Loss)           Total
                                                                ------------    ------------    ------------
BALANCE, December 31, 1999 ..................................   $   (310,739)   $   (668,953)   $ 39,336,659

      Options exercised, including tax benefit
         of $6,431 ..........................................           --              --            50,836
      Retirement of shares repurchased ......................           --              --          (101,874)
      Repayment of ESOP debt ................................        212,918            --           212,918
      Cash dividend declared ($0.20 per share) ..............           --              --          (933,913)
      Comprehensive income:
         Net income .........................................           --              --         6,599,000
         Other comprehensive income (loss) -
           Change in unrealized gain on securities
           available-for-sale, net of federal income tax ....           --           753,645         753,645
                                                                ------------    ------------    ------------

BALANCE, December 31, 2000 ..................................        (97,821)         84,692      45,917,271

      Options exercised, including tax benefit of $117,015 ..           --              --           347,431
      Repayment of ESOP debt ................................         97,821            --            97,821
      Cash dividend declared ($0.22 per share) ..............           --              --        (1,036,847)
      Comprehensive income:
         Net income .........................................           --              --         6,922,131
         Other comprehensive income (loss) -
           Change in unrealized gain on securities
           available-for-sale, net of federal income tax ....           --          (276,510)       (276,510)
                                                                ------------    ------------    ------------

BALANCE, December 31, 2001 ..................................           --          (191,818)     51,971,297

      Options exercised, including tax benefit
         of $169,903 ........................................           --              --           619,421
      Retirement of shares repurchased ......................           --              --       (15,798,468)
      10% stock dividend ....................................           --              --              --
      Cash dividend declared ($0.28 per share) ..............           --              --        (1,291,442)
      Comprehensive income:
         Net income .........................................           --              --         7,797,370
         Other comprehensive income (loss) -
           Change in unrealized gain on securities
           available-for-sale and interest rate swap, net
           of federal income tax ............................           --           985,659         985,659
                                                                ------------    ------------    ------------

BALANCE, December 31, 2002 ..................................   $       --      $    793,841    $ 44,283,837
                                                                ============    ============    ============


                             SEE ACCOMPANYING NOTES.

                 FIRST MUTUAL BANCSHARES, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS





                                                                        YEARS ENDED DECEMBER 31,
                                                               ----------------------------------------
                                                                   2002          2001           2000
                                                               -----------   -----------    -----------
OPERATING ACTIVITIES:
      Net income ...........................................   $ 7,797,370   $ 6,922,131    $ 6,599,000
      Adjustments to reconcile net income
                to net cash from operating activities:
           Provision for loan losses .......................       910,000       365,000        530,000
           Depreciation and amortization ...................       900,500     1,214,216        790,105
           Deferred loan origination fees, net
                of accretion ...............................      (387,664)     (658,829)      (376,558)
           Amortization of mortgage servicing
                rights .....................................        46,187        24,287         67,935
           Gain on sales of loans ..........................    (1,126,439)   (1,611,294)      (573,365)
           Gain on sale of repossessed real estate .........          --          (9,296)          --
           Gain on sale of securities available-for-sale ...      (478,925)     (700,321)          --
           Gain on sale of other investments ...............       (28,939)     (464,212)          --
           FHLB stock dividends ............................      (621,300)     (557,900)      (483,135)
           Deferred federal income taxes ...................      (332,000)     (180,000)      (279,025)
           Changes in operating assets and liabilities:
                Loans receivable held-for-sale .............    (8,223,212)   11,298,549    (13,064,591)
                Accrued interest receivable ................       120,767     1,109,406       (824,605)
                Other assets ...............................       235,437      (560,697)    (1,793,097)
                Drafts payable .............................      (646,893)     (284,155)       (81,292)
                Accounts payable and other liabilities .....     2,086,256      (143,375)       (96,286)
                Advance payments by borrowers
                    for taxes and insurance ................       135,703       178,398       (105,180)
                Federal income taxes .......................       939,794       497,266       (293,432)
                                                               -----------   -----------    -----------
                Net cash provided (used) by
                    operating activities ...................     1,326,642    16,439,174     (9,983,526)
                                                               -----------   -----------    -----------

INVESTING ACTIVITIES:
      Loan originations ....................................   (244,575,384) (243,456,913)  (155,229,165)
      Loan principal repayments ............................   180,787,665   172,095,040     99,714,993
      Increase (decrease) in undisbursed loan proceeds .....    11,810,430   (17,369,810)    10,128,585
      Principal repayments and redemptions on
           mortgage-backed and other securities ............    22,138,735    54,131,108      9,459,547
      Purchase of securities held-to-maturity ..............      (250,000)   (2,996,250)    (4,500,000)
      Purchase of securities available-for-sale ............   (52,490,003)  (39,377,552)          --
      Purchase of premises and equipment ...................    (2,998,452)   (2,225,965)    (2,662,763)
      Purchase of FHLB stock ...............................       (62,600)   (1,452,000)      (245,865)
      Proceeds from sale of loans ..........................       335,393     1,146,155      1,115,528
      Proceeds from other investments ......................        28,939       472,769           --
      Proceeds from sale of securities .....................    30,463,849    39,913,161           --
      Proceeds from sale of real estate
           held-for-sale ...................................          --       1,433,584           --
                                                               -----------   -----------    -----------

                Net cash (used) by investing activities ....   (54,811,428)  (37,686,673)   (42,219,140)
                                                               -----------   -----------    -----------

                             SEE ACCOMPANYING NOTES.

                 FIRST MUTUAL BANCSHARES, INC. AND SUBSIDIARIES
               CONSOLIDATED STATEMENTS OF CASH FLOWS - (Continued)


                                                                       YEARS ENDED DECEMBER 31,
                                                               ----------------------------------------
                                                                   2002          2001           2000
                                                               -----------   -----------    -----------
FINANCING ACTIVITIES:
      Net increase (decrease) in deposit accounts ..........    54,928,448   (51,399,621)    34,563,819
      Interest credited to deposit accounts ................    13,543,509    22,805,374     22,754,000
      Proceeds from trust preferred securities .............     9,000,000          --             --
      Proceeds from advances ...............................   206,934,892   286,448,463    658,919,725
      Repayment of advances ................................   (213,895,133) (228,379,050)  (660,121,925)
      Dividends paid .......................................    (1,321,756)     (939,593)      (934,405)
      Proceeds from exercise of stock options ..............       449,518       230,416         44,405
      Repurchase/retirement of common stock ................   (15,798,468)         --         (101,874)
      Repayment of employee stock
           ownership plan debt .............................          --          97,821        212,918
                                                               -----------   -----------    -----------

                Net cash provided by financing
                    activities .............................    53,841,010    28,863,810     55,336,663
                                                               -----------   -----------    -----------

NET INCREASE IN CASH AND
      CASH EQUIVALENTS .....................................       356,224     7,616,311      3,133,997

CASH AND CASH EQUIVALENTS,
      Beginning of year ....................................    14,615,303     6,998,992      3,864,995
                                                               -----------   -----------    -----------

      End of year ..........................................   $14,971,527   $14,615,303    $ 6,998,992
                                                               ===========   ===========    ===========

SUPPLEMENTAL DISCLOSURES OF
           CASH FLOW INFORMATION
      Loans originated for mortgage banking
           activities ......................................   $97,625,950   $79,601,434    $55,835,410
                                                               ===========   ===========    ===========

      Loans originated for investment activities ...........   $244,575,384  $243,456,913   $155,229,165
                                                               ===========   ===========    ===========

      Proceeds from sale of loans held-for-sale ............   $89,402,738   $97,604,381    $42,770,819
                                                               ===========   ===========    ===========

      Cash paid during the year for:
           Interest ........................................   $21,686,110   $31,712,683    $30,652,129
                                                               ===========   ===========    ===========

           Income taxes ....................................   $ 3,761,000   $ 2,962,500    $ 3,775,280
                                                               ===========   ===========    ===========
SUPPLEMENTAL DISCLOSURES OF
           NON-CASH INVESTING ACTIVITIES
      Loans transferred to (from) real estate
           held-for-sale, net ..............................   $      --     $(1,352,611)   $ 1,352,611
                                                               ===========   ===========    ===========

      Loans securitized into securities held-to-
           maturity and available-for-sale .................   $14,485,309   $ 4,914,393    $22,550,393
                                                               ===========   ===========    ===========

                             SEE ACCOMPANYING NOTES.

                 FIRST MUTUAL BANCSHARES, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     FORMATION OF THE FINANCIAL HOLDING COMPANY - First Mutual Bancshares, Inc. and Subsidiaries (the Company), a Washington corporation, is a financial holding company primarily engaged in the business of planning, directing, and coordinating the activities of its wholly-owned banking subsidiary, First Mutual Bank (formerly First Mutual Savings Bank). On October 26, 1999, First Mutual Savings Bank converted into the holding company form of ownership in a tax-free reorganization. In the reorganization, First Mutual Savings Bank changed its name to First Mutual Bank and became the wholly-owned banking subsidiary of the Company. Subsequently, on June 11, 2000, the Federal Reserve Bank of San Francisco approved the election for First Mutual Bancshares, Inc. to become a financial holding company. First Mutual Bank is also referred to as the "Bank" in this report.

     First Mutual Capital Trust I (the Trust) was formed in June 2002 for the exclusive purpose of issuing trust preferred securities and common securities and using the $9.0 million in proceeds from the issuance to acquire junior subordinated debentures issued by the Bank. The Bank used the proceeds to repurchase and retire common stock of the Company.

     PRINCIPLES OF CONSOLIDATION AND BASIS OF PRESENTATION - The consolidated financial statements include the accounts of First Mutual Bancshares, Inc. and its wholly-owned subsidiaries, First Mutual Bank, First Mutual Services, Inc., and First Mutual Capital Trust I (collectively, the Company). All significant intercompany transactions have been eliminated. Certain reclassifications have been made to the 2001 and 2000 financial statements to conform to the 2002 presentation.

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

     Material estimates that are particularly susceptible to significant changes relate to the determination of the allowance for loan losses, deferred income taxes, and the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans. In connection with the determination of the allowance for loan losses and the valuation of foreclosed assets held-for-sale, management obtains independent appraisals for significant properties when needed.

     NATURE OF BUSINESS - The Bank is a community-oriented bank offering a variety of products to retail customers while concentrating its lending activities on housing, commercial real estate, and business loans. The Bank conducts business from its main office in Bellevue, Washington, and its ten branches in the greater Puget Sound area. The Bank accepts deposits from the general public and provides lending services to citizens of the greater Puget Sound area and offers consumer home improvement loans to borrowers in 32 states. In addition to portfolio lending, the Bank operates a mortgage banking operation.

     CASH AND CASH EQUIVALENTS - For purposes of the consolidated statements of cash flows, all deposits and investment securities with an original term to maturity of three months or less are considered to be cash equivalents. The Company places its cash with high-credit-quality institutions. The amount on deposit fluctuates, and at times exceeds the insured limit by the U.S. Federal Deposit Insurance Corporation, which potentially subjects the Bank to credit risk.

                 FIRST MUTUAL BANCSHARES, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

     SECURITIES - Securities are classified at acquisition into three categories: held-to-maturity, available-for-sale and held-for-trading. Securities are classified as held-to-maturity when the Company has the ability and positive intent to hold them to maturity. Securities classified as available-for-sale are maintained for future liquidity requirements and may be sold prior to maturity. There were no securities classified as held-for-trading during 2002, 2001 and 2000.

     Securities held-to-maturity, are carried at cost, adjusted for amortization of premiums and accretion of discounts to maturity. Unrealized losses on securities held-to-maturity caused by fluctuations in fair value are recognized when it is determined that an, other-than-temporary, decline in value has occurred. Unrealized gains and losses on securities available-for-sale are excluded from earnings and are reported net of tax as a separate component of comprehensive income until realized. Realized gains and losses on sales are computed on the specific identification method and are included in operations on the date sold.

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

     The reserve for loan losses is maintained at a level that is sufficient to provide for estimated losses based on evaluating known and inherent risks in the loan portfolio. This reserve is provided for based upon management's continuing analysis of the factors underlying the quality of the loan portfolio. Management believes the allowance for loan losses and the valuation of foreclosed assets held-for-sale are adequate. While management uses available information to recognize losses on loans and foreclosed assets held-for-sale, changes in economic conditions may necessitate revisions of these estimates in future years. In addition, various regulatory agencies, as an integral part of their examination processes, periodically review the Bank's allowance for loan losses and valuation of foreclosed assets held-for-sale. Such agencies may require the Bank to recognize additional losses based on their judgment using information available to them at the time of their examination.

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

                 FIRST MUTUAL BANCSHARES, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

     Management also evaluates income property and business loans for impairment on an individual basis. A loan is considered impaired when it is probable that the Bank will not collect all amounts due (principal and interest) under the terms of a loan agreement. The valuation of impaired loans is based on the present value of expected future cash flows using the loan's effective interest rate or the loan's observable market price or fair value of the collateral, if the loan is collateral dependent. The amount by which the recorded investment in the loan exceeds market price or the fair value of the collateral is included in the allocated reserve for loan losses. Any portion of an impaired loan classified as loss under regulatory guidelines is charged off. The remaining groups of smaller-balance homogeneous loans are evaluated collectively for impairment.

     Mortgage loans originated and held-for-sale are carried at the lower of aggregate cost or estimated fair value. Net unrealized losses on loans receivable held-for-sale are recognized in a valuation allowance by charges to operations. Gains and losses on the sale of loans are based on the specific identification method.

     REAL ESTATE HELD-FOR-SALE - Real estate held-for-sale includes properties acquired through foreclosure. These properties are initially recorded at the lower of cost or fair market value and are subsequently evaluated to determine that the carrying value does not exceed the then-current fair market value of the property. Losses that result from ongoing periodic valuation of these properties are charged to operations in the period in which they are identified. The amounts that will ultimately be recovered from real estate held-for-sale may differ substantially from the carrying value of the assets because of future market factors beyond management's control.

     LAND, BUILDINGS, AND EQUIPMENT - Premises and equipment are stated at cost, less accumulated depreciation. Depreciation is computed on the straight-line method over the estimated useful lives as follows:

     Buildings and improvements........................... 10 to 40 years
     Leasehold improvements............................... 5 to 20 years
     Furniture, fixtures and equipment.................... 1 to 5 years

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

     EMPLOYEE STOCK OWNERSHIP PLAN - The Bank sponsors an Employee Stock Ownership Plan (ESOP). Statement of Position (SOP) No. 93-6, EMPLOYERS' ACCOUNTING FOR EMPLOYER STOCK OWNERSHIP PLANS, was effective as of January 1994. As is allowed under SOP No. 93-6, the Bank continues to account for ESOP transactions for shares purchased by the ESOP prior to 1994 under SOP No. 76-3. Accordingly, the Bank records compensation expense based on the amounts contributed by the Bank to the ESOP and includes unallocated ESOP shares as outstanding for purposes of its earnings per share calculation.

                 FIRST MUTUAL BANCSHARES, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

     ESOP stock purchases have been insignificant since January 1994. At such time that the ESOP purchases material amounts of stock in future periods, such transactions will be accounted for in accordance with the provisions of SOP 93-6 as described below.

     Under SOP 93-6, as shares are released from collateral, compensation expense is recorded equal to the then current market price of the shares, and the shares become outstanding for purposes of earnings per share calculations. Stock and cash dividends on allocated shares are recorded as a reduction of retained earnings and paid directly to plan participants or distributed directly to participants' accounts. Cash dividends on unallocated shares are recorded as a reduction of debt and accrued interest. Stock dividends on unallocated shares are recorded as an increase to the unearned shares issued to the employee stock ownership trust contra-equity account and distributed to participants over the remaining debt service period. Currently there are no unallocated shares in the plan.

     STOCK-BASED COMPENSATION PLANS - Statement of Financial Accounting Standards (SFAS) No. 148, ACCOUNTING FOR STOCK-BASED COMPENSATION - TRANSITION AND DISCLOSURE, became effective for financial statements for fiscal years ending after December 15, 2002. The new accounting standard amends APB Opinion No. 28, INTERIM FINANCIAL Reporting and SFAS No. 123, ACCOUNTING FOR STOCK-BASED COMPENSATION, to require prominent disclosure about the effects on reported net income of an entity's accounting policy decisions with respect to stock-based compensation and to require disclosures about those effects in interim financial information. Management has elected to continue to use the intrinsic value method of accounting and as a result the provisions of this statement are not expected to have a material effect on the Company's financial position or results of operations.

     At December 31, 2002, the Company had three stock-based employee/director compensation plans, which are described more fully in Note 17. The plans are accounted for under the recognition and measurement principles of APB Opinion No. 25, ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES, and related interpretations. No stock-based employee or director compensation cost is reflected in net income, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net income and earnings per share if the fair value recognition provisions of FASB Statement No. 123, ACCOUNTING FOR STOCK-BASED COMPENSATION, had been adopted.

                                                                        Year Ended December 31,
                                                               ----------------------------------------
                                                                   2002          2001           2000
                                                               -----------   -----------    -----------
Net income, as reported ....................................   $ 7,797,370   $ 6,922,131    $ 6,599,000
Deduct: Total stock-based employee/
     director compensation expense
     determined under fair value based
     method for all awards, net of
     related tax effects ...................................      (173,780)     (159,690)      (210,218)
                                                               -----------   -----------    -----------
Pro forma net income .......................................   $ 7,623,590   $ 6,762,441    $ 6,388,782
                                                               ===========   ===========    ===========
Earnings per share:
     Basic - as reported ...................................   $      1.64   $      1.34    $      1.28
     Basic - pro forma .....................................          1.59          1.31           1.25
     Diluted - as reported .................................          1.59          1.31           1.26
     Diluted - pro forma ...................................          1.56          1.28           1.23

     The compensation expense included in the pro forma net income and net income per share figures in the previous table are not likely to be representative of the effect on reported net income for future years because options vest over several years and additional awards generally are made each year.

                 FIRST MUTUAL BANCSHARES, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

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

     The Company has adopted SFAS No. 133, ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES, as amended (SFAS No. 133), which requires that all derivative instruments be reported on the balance sheet at fair value and establishes criteria for designation and effectiveness of hedging relationships. The Company does not speculate on the direction of interest rates in its management of interest rate risk nor hold or issue derivative financial instruments for trading purposes. Changes in fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated and qualifies for hedge accounting and, if it does, the type of hedge transaction.

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

     EARNINGS PER SHARE (EPS) DATA - The Company displays basic and diluted EPS in the income statement. Basic EPS is computed by dividing net income by the weighted average number of shares outstanding during the year. Diluted EPS reflects the potential dilutive effect of stock options and is computed by dividing net income by the weighted average number of shares outstanding during the year, plus the dilutive common shares that would have been outstanding had the stock options been exercised. A reconciliation of the numerator and denominator used for the basic EPS to the numerator and denominator used for the diluted EPS is provided in Note 14.

NOTE 2 - RESERVE BALANCES

     The Bank is required to maintain an average reserve balance of $25,000 in its account with the Federal Reserve. For the years ended December 31, 2002, 2001, and 2000, the Bank complied with this requirement.

                 FIRST MUTUAL BANCSHARES, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

NOTE 3 - MORTGAGE-BACKED AND OTHER SECURITIES AVAILABLE-FOR-SALE

     The amortized cost and estimated fair value of securities available-for-sale at December 31, 2002 and 2001 are summarized as follows:

                                                  Gross         Gross
                                  Amortized    Unrealized     Unrealized    Estimated
                                     Cost         Gains         Losses      Fair Value
                                 -----------   -----------   -----------   -----------
   2002
     Freddie Mac securities ..   $ 4,085,161   $   175,273   $      --     $ 4,260,434
     Fannie Mae securities ...    39,485,379     1,553,171          --      41,038,550
     US agency securities ....    12,963,967       117,253          --      13,081,220
                                 -----------   -----------   -----------   -----------

                                 $56,534,507   $ 1,845,697   $      --     $58,380,204
                                 ===========   ===========   ===========   ===========
   2001
     Freddie Mac securities ..   $ 5,276,304   $    13,813   $     5,779   $ 5,284,338
     Fannie Mae securities ...    40,975,631        59,065       357,733    40,676,963
                                 -----------   -----------   -----------   -----------

                                 $46,251,935   $    72,878   $   363,512   $45,961,301
                                 ===========   ===========   ===========   ===========

     Proceeds from the sale of securities during 2002, 2001, and 2000 were $30,463,849, $28,142,793, and $0, respectively. Gross gains on those sales were $478,925, $546,467, and $0, respectively. No gross losses were realized on sales during 2002, 2001, and 2000.

     The amortized cost and estimated fair value of mortgage-backed and other securities available-for-sale at December 31, 2002, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without prepayment penalties.

                                                                            Amortized     Estimated
                                                                              Cost        Fair Value
                                                                         -------------   -------------
Due after five years through ten years ...............................   $  36,487,870   $  37,826,686
Due after ten years ..................................................      20,046,637      20,553,518
                                                                         -------------   -------------
                                                                         $  56,534,507   $  58,380,204
                                                                         =============   =============

                 FIRST MUTUAL BANCSHARES, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

NOTE 4 - MORTGAGE-BACKED AND OTHER SECURITIES HELD-TO-MATURITY

     The amortized cost and estimated fair value of mortgage-backed and other securities are summarized as follows:

                                                            Gross         Gross
                                            Amortized    Unrealized    Unrealized    Estimated
                                              Cost          Gains        Losses      Fair Value
                                           -----------   -----------   -----------   -----------
     December 31, 2002:
           Fannie Mae certificates .....   $14,265,994   $   594,144   $      --     $14,860,138
           Freddie Mac certificates ....       729,270        14,146          --         743,416
           Municipal bonds .............     1,337,161          --          40,936     1,296,225
           REMICs ......................        25,617           468          --          26,085
                                           -----------   -----------   -----------   -----------
                                           $16,358,042   $   608,758   $    40,936   $16,925,864
                                           ===========   ===========   ===========   ===========

     December 31, 2001:
           Fannie Mae certificates .....   $24,068,746   $   497,926   $      --     $24,566,672
           Freddie Mac certificates ....     1,103,892         7,459          --       1,111,351
           Municipal bonds .............     1,112,852          --           1,580     1,111,272
           REMICs ......................       100,162           999            17       101,144
                                           -----------   -----------   -----------   -----------
                                           $26,385,652   $   506,384   $     1,597   $26,890,439
                                           ===========   ===========   ===========   ===========

     The amortized cost and estimated fair value of mortgage-backed and other securities held-to-maturity at December 31, 2002, by contractual maturity, are shown below. Sales from the held-to-maturity portfolio during 2002, 2001, and 2000 amounted to $0, $11.5 million (par value), and $0, respectively. Gross gains on the sales in 2001 totaled $153,854. The circumstances leading up to the sales related to deterioration in the issuers' creditworthiness and the securities were near their maturity date.

                                                          Amortized      Estimated
                                                             Cost        Fair Value
                                                        -------------   -------------
     Due after one year through five years ..........   $   8,666,735   $   8,989,344
     Due after five years through ten years .........       2,159,071       2,281,191
     Due after ten years ............................       5,532,236       5,655,329
                                                        -------------   -------------
                                                        $  16,358,042   $  16,925,864
                                                        =============   =============

                 FIRST MUTUAL BANCSHARES, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

NOTE 5 - LOANS RECEIVABLE, NET AND LOANS RECEIVABLE HELD-FOR-SALE

     Loans receivable consisted of the following as of December 31:


                                                                                   2002             2001
                                                                              -------------    -------------
     Real estate:
           Single-family residential ......................................   $  93,207,714    $  83,886,436
           Single-family construction .....................................      79,397,115       52,461,658
           Income property:
                Commercial construction ...................................      17,693,750       16,887,200
                Commercial real estate ....................................     219,346,560      200,716,409
                Multifamily construction ..................................      10,175,075       14,895,824
                Multifamily residential ...................................     177,621,143      174,061,911
     Consumer and other loans .............................................      57,626,918       42,487,950
     Business loans .......................................................      14,682,658       11,994,811
                                                                              -------------    -------------
                                                                                669,750,933      597,392,199
     Less:
           Deferred loan origination fees .................................        (149,592)        (537,204)
           Undisbursed loan proceeds ......................................     (34,527,822)     (22,269,587)
           Reserve for loan losses ........................................      (7,754,106)      (7,032,062)
                                                                              -------------    -------------
                                                                                627,319,413      567,553,346
     Loans receivable held-for-sale .......................................     (12,699,004)      (4,475,792)
                                                                              -------------    -------------
     Loans receivable, net ................................................   $ 614,620,409    $ 563,077,554
                                                                              =============    =============

     A substantial portion of the Company's revenue is derived from the origination of loans in the Puget Sound region of Washington State. The customers' ability to honor their commitments to repay such loans is dependent upon the region's economy and, to a certain extent, the dominant industries in that region such as aerospace, international trade, and high technology.

     Single-family residential, permanent, and construction loans are primarily secured by collateral located in Western Washington. Income property loans, by county or state in which the property resides, are as follows at December 31, 2002:

                                  King       Snohomish       Pierce       Whatcom
                                 County        County        County        County        Oregon         Other        Total
                              ------------  ------------  ------------  ------------  ------------  ------------  ------------
     Income property:
          Commercial
             construction ..  $  2,550,000  $  3,678,500  $ 11,465,250  $       --    $       --    $       --    $ 17,693,750
          Commercial
             real estate ...   116,929,265    28,235,524    31,422,196     4,639,878    16,728,958    21,390,739   219,346,560
          Multifamily
             construction ..     6,927,036          --       1,415,000          --       1,833,039          --      10,175,075
          Multifamily
             residential ...    67,646,992     9,042,141    26,383,686     6,784,059    44,984,500    22,779,765   177,621,143
                              ------------  ------------  ------------  ------------  ------------  ------------  ------------

                              $194,053,293  $ 40,956,165  $ 70,686,132  $ 11,423,937  $ 63,546,497  $ 44,170,504  $424,836,528
                              ============  ============  ============  ============  ============  ============  ============

                 FIRST MUTUAL BANCSHARES, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

     Loan originations include both adjustable and fixed interest rate loans. At December 31, 2002, the composition of those loans was as follows:

                                                                 Adjustable
                                                   Fixed rate       Rate         Total
                                                  ------------  ------------  ------------
     Term to maturity or rate adjustment
           Due within one year .................  $ 12,862,404  $505,456,796  $518,319,200
           After one but within three years ....     1,692,232    58,745,067    60,437,299
           After three but within five years ...     5,912,650    14,941,777    20,854,427
           After five but within ten years .....    16,320,431          --      16,320,431
           After ten years .....................    11,388,056          --      11,388,056
                                                  ------------  ------------  ------------
                                                  $ 48,175,773  $579,143,640  $627,319,413
                                                  ============  ============  ============

     Single-family adjustable-rate loans typically have both periodic and lifetime adjustment limitations. Permanent income property adjustable-rate loans generally only have lifetime adjustment limitations. Both types of adjustable-rate loans are generally indexed to either the one-, three-, or five-year Constant Maturity Treasury (CMT), the Federal Home Loan Bank's cost of funds or the 1-year London Interbank Offering Rate (LIBOR) index. Future market factors may affect the correlation of the interest rate adjustment with the rates the Bank pays on the short-term deposits that have been primarily utilized to fund these loans.

     An analysis of the changes in the reserve for loan losses is as follows for the years ended December 31:

                                                      2002          2001          2000
                                                  ------------  ------------  ------------
     Balance, beginning of year ................  $  7,032,062  $  6,729,166  $  6,309,268
           Provision for loan losses ...........       910,000       365,000       530,000
           Charge offs .........................      (271,249)     (137,606)     (111,781)
           Recoveries ..........................        83,293        75,502         1,679
                                                  ------------  ------------  ------------
     Balance, end of year ......................  $  7,754,106  $  7,032,062  $  6,729,166
                                                  ============  ============  ============

     Non-performing loans as of December 31 are summarized as follows:

                                                                    2002          2001
                                                                ------------  ------------
     Non-performing loans ....................................  $  2,073,525  $    498,033
     Percentage of total loans ...............................          0.33%         0.09%

     At year-end 2002 there were two impaired loans totaling $16,684. There were no impaired loans at year-end 2001 and 2000.

     The Bank serviced loan balances owned by other investors with aggregate principal balances of $46,064,572 and $47,182,005 as of December 31, 2002 and 2001, respectively.

     Outstanding commitments to borrowers for loans totaled $185,705,000 and $106,361,000 at December 31, 2002 and 2001, respectively. Outstanding commitments to sell loans to investors, which totaled $12,304,000 and $5,480,400 at December 31, 2002 and 2001, respectively, hedge against interest rate fluctuations from the time of the loan commitment until the date at which loans are sold, which is generally within 60 days.

     Commitments to extend credit generally have fixed expiration dates. Since portions of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Prior to extending commitments, each customer's creditworthiness is evaluated on

                 FIRST MUTUAL BANCSHARES, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

a case-by-case basis. The amount of collateral obtained upon extension of credit is based on management's credit evaluation of the borrower. Collateral held includes residential and income-producing properties.


NOTE 6 - ACCRUED INTEREST RECEIVABLE

     Accrued interest receivable at December 31 is summarized as follows:

                                            2002         2001
                                         ----------   ----------
     Loans receivable ................   $3,087,795   $3,189,081
     Securities available-for-sale....      259,109      220,690
     Securities held-to-maturity .....       88,439      146,339
                                         ----------   ----------
                                         $3,435,343   $3,556,110
                                         ==========   ==========



NOTE 7 - MORTGAGE SERVICING RIGHTS AND SERVICING FEES

     Changes in the mortgage servicing rights balance for the years ended December 31 are as follows:

                                                 2002          2001
                                              ---------     ---------
Balance, beginning of year ...............    $  47,810     $ 145,097
      Additions ..........................       79,700       143,490
      Sales ..............................      (31,409)     (216,490)
      Amortization .......................      (46,187)      (24,287)
                                              ---------     ---------
Balance, end of year .....................    $  49,914     $  47,810
                                              =========     =========



     Changes in the valuation for impairment of mortgage servicing rights for the years ended December 31:

                                               2002       2001          2000
                                               ----       ----       ---------
Balance, beginning of year .............       $ --       $ --       $ 120,226
      Additions ........................         --         --            --
      Recoveries .......................         --         --        (120,226)
                                               ----       ----       ---------
Balance, end of year ...................       $ --       $ --       $    --
                                               ====       ====       =========


     Servicing fee income, net of amortization, consisted of the following for the years ended December 31:

                                                   2002         2001         2000
                                                ---------    ---------    ---------
Servicing fees ..............................   $ 149,357    $ 130,016    $ 499,642
Amortization and recovery (provision) for
      impairment of mortgage servicing rights     (46,187)     (24,287)      52,291
                                                ---------    ---------    ---------
Loan servicing fees, net ....................   $ 103,170    $ 105,729    $ 551,933
                                                =========    =========    =========

                 FIRST MUTUAL BANCSHARES, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)



NOTE 8 - LAND, BUILDINGS, AND EQUIPMENT

     The following is a summary of land, buildings, and equipment at December
31:
                                                     2002            2001
                                                 ------------    ------------
Land .........................................   $  3,249,022    $  3,278,678
Buildings ....................................      7,740,053       5,619,447
Furniture, fixtures, and equipment ...........      4,033,178       3,466,243
Leasehold improvements .......................      1,035,940         964,302
                                                 ------------    ------------
                                                   16,058,193      13,328,670
Less accumulated depreciation and amortization     (5,093,752)     (4,497,648)
                                                 ------------    ------------
                                                 $ 10,964,441    $  8,831,022
                                                 ============    ============

     Depreciation expense for the years ended December 31, 2002, 2001, and 2000 amounted to $862,000, $789,000, and $752,000, respectively.

     Seven office locations are leased under operating leases. Total lease obligations are as follows:

     2003...................................................   $   958,585
     2004...................................................       937,469
     2005...................................................       966,523
     2006...................................................       936,621
     2007...................................................       502,024
                                                               -----------
                                                               $ 4,301,222
                                                               ===========

     Total lease expenses were $838,925, $725,660, and $536,410 for the years ended December 31, 2002, 2001, and 2000, respectively.

                 FIRST MUTUAL BANCSHARES, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

NOTE 9 - DEPOSITS

     Deposits consisted of the following at December 31:

                                         Weighted
                                      Average Rate at         2002                      2001
                                        December 31,  ---------------------     ---------------------
                                            2002         Amount     Percent        Amount     Percent
                                           -----      ------------   -----      ------------   -----
Terms
   Money market deposit and checking
        accounts, including noninterest-
        bearing deposits of $16,661,417
        (2002) and $11,818,284 (2001) ..     1.1%     $134,247,575    27.0%     $109,055,274    25.4%
                                           -----      ------------   -----      ------------   -----

   Regular savings .....................     0.8%        8,386,918     1.6         7,855,528     1.8
                                           -----      ------------   -----      ------------   -----
   Time deposits:
        1 to 6 months ..................     1.3%       25,255,307     5.1        28,550,340     6.7
        7 to 12 months .................     2.9%      190,742,851    38.4       168,506,354    39.3
        13 to 18 months ................     2.3%       52,588,245    10.6        59,315,710    13.8
        2 to 10 years ..................     4.3%       86,148,723    17.3        55,614,456    13.0
                                           -----      ------------   -----      ------------   -----
   Total time deposits .................     3.0%      354,735,126    71.4       311,986,860    72.8
                                           -----      ------------   -----      ------------   -----
   Total deposits ......................     2.5%     $497,369,619     100%     $428,897,662     100%
                                           =====      ============   =====      ============   =====

     Deposits at December 31, 2002 and 2001, included public funds of $11,277,540 and $6,106,703, respectively. Mortgage-backed securities with a book value of $1,662,013 and $748,434 were pledged as collateral on these deposits at December 31, 2002 and 2001, respectively, which exceeds the minimum collateral requirement established by the Washington Public Deposit Protection Commission.

     As of December 31, 2002, scheduled maturities of time deposits were as follows:

     Year Ending
     December 31,
     ------------
     2003.....................................................  $ 264,229,656
     2004.....................................................     52,592,155
     2005.....................................................     10,960,969
     2006.....................................................     11,346,854
     2007.....................................................     15,395,795
     Thereafter...............................................        209,697
                                                                -------------
                                                                $ 354,735,126
                                                                =============

     Included in deposits are time deposits greater than or equal to $100,000 of $124,607,752 and $112,685,075 at December 31, 2002 and 2001, respectively.
Interest on time deposits greater than or equal to $100,000 totaled $4,587,764, $6,302,223, and $6,394,805 for the years ended December 31, 2002, 2001, and
2000, respectively. Also included in deposits are accounts of approximately $3,350,000 and $3,185,000 at December 31, 2002 and 2001, respectively, which are controlled by members of the Board of Directors and management.

     Deposit interest expense by type for the years ended December 31 was as follows:

                                        2002          2001          2000
                                    -----------   -----------   -----------
Time deposits ...................   $12,309,266   $20,171,363   $19,666,095
Money market deposit and checking     1,592,787     2,393,143     3,120,818
Regular savings .................        92,592       143,507       200,127
                                    -----------   -----------   -----------
                                    $13,994,645   $22,708,013   $22,987,040
                                    ===========   ===========   ===========


NOTE 10 - FHLB AND OTHER ADVANCES

     The Company's borrowings consisted of the following at December 31:

                                                 2002            2001
                                             ------------    ------------
FHLB advances ............................   $184,143,897    $191,104,138
                                             ============    ============

FHLB advances:
      Maximum outstanding at any month end   $196,436,638    $191,104,138
      Average outstanding ................    175,573,277     145,329,485
      Weighted average interest rates:
           Annual ........................          4.111%          5.962%
           End of year ...................          3.520%          4.321%

Other advances ...........................   $    250,000    $    250,000
                                             ============    ============


     Under the terms of the FHLB advances, in addition to FHLB stock held, the Bank must maintain unencumbered collateral of at least 95% of agency MBS/CMOs/REMICS, 83% of one-to-four-unit family permanent mortgages and 80% of multi-family permanent loans. At December 31, 2002, the minimum book value of eligible collateral pledged for these borrowings was $240,561,000. The Bank has an available line of credit with the FHLB in the amount equal to 40% of total assets.

     FHLB advances at December 31, 2002 mature as follows:

                                              Interest Rates        Amount
                                              --------------    -------------
     2003..................................    1.35 - 7.48%     $ 123,042,595
     2004..................................    3.23 - 5.50%        36,332,260
     2005..................................    4.00 - 4.94%         9,833,750
     2006..................................    3.11 - 6.25%        10,222,792
     2010..................................        4.93%            4,000,000
     2011..................................        5.19%              712,500
                                                                -------------
                                                                $ 184,143,897
                                                                =============

     The other advances mature on January 27, 2003, with an interest rate of 3.174%.


NOTE 11 - TRUST PREFERRED SECURITIES

     The Trust, a wholly-owned subsidiary of the Company, is a statutory business trust created for the exclusive purpose of issuing and selling capital securities and utilizing sale proceeds to acquire junior subordinated debt issued by the Company. On June 27, 2002, the Trust issued $9 million of trust preferred securities with a 30-year maturity, callable after the fifth year by the Company. The rate adjusts quarterly based on LIBOR plus 3.65%. The Company entered into a swap with the FHLB to fix the interest rate at

8.18% for a period of 5 years (Note 24). These securities are considered Tier I capital for the purposes of regulatory capital requirements. Accordingly, the junior subordinated debentures are the sole assets of the Trust, and payments under the junior subordinated debentures will be the sole revenues of the Trust. The Company owns all of the common securities of the Trust. The Company has fully and unconditionally guaranteed the capital securities along with all obligations of the Trust under the trust agreements. Distributions payable are treated as interest expense in the consolidated statement of income.


NOTE 12 - FEDERAL TAXES ON INCOME

     For tax years beginning prior to January 1, 1996, a qualified thrift institution, such as the Bank, was allowed a bad debt deduction based on a percentage of taxable income or on actual experience. Accordingly, the Bank used the percentage of taxable income method prior to 1996.

     The Small Business Job Protection Act of 1996 (the Act) required qualified thrift institutions to recapture their post-1987 additions to their bad debt reserves. Such recaptured amounts are to be taken into taxable income ratably over a six-year period, which began with the year ended December 31, 1998.

     As of December 31, 1997, these additions were $1,973,380, of which $328,897 was recaptured in taxable income for 2002 and 2001. The Act also repealed the reserve method of accounting for tax bad debt deductions and required thrifts to calculate the tax bad debt deduction based on actual current loan losses. The recapture of the post-1987 additions to tax basis bad debt reserves does not result in a charge to earnings as these amounts have been provided for in the deferred tax liability.

     If bad debt deductions taken for federal income tax purposes before 1987 are later used for purposes other than bad debt losses, they will be subject to federal income taxes at the prevailing corporate rates. Retained earnings at December 31, 2002, 2001, 2000, and 1999 includes $640,000, for which no federal taxes had been provided in the financial statements. The Bank does not anticipate that retained earnings will be used in any way which would result in payment of taxes.

     Deferred federal income taxes constitute the differences in the reporting of income and expense for financial statement and income tax purposes. The components of deferred income tax provision (benefit) are as follows for the years ended December 31:

                                          2002         2001
                                       ---------    ---------
     Mortgage servicing rights .....   $    --      $ 122,000
     Loan origination fees and costs     161,000      411,000
     FHLB stock dividends ..........     235,000      190,000
     Reserve for loan losses .......    (379,000)    (238,000)
     Other, net ....................     315,000     (305,000)
                                       ---------    ---------
                                       $ 332,000    $ 180,000
                                       =========    =========

                 FIRST MUTUAL BANCSHARES, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

     At December 31, the significant components of the Company's net deferred tax asset were as follows:

                                                            2002            2001
                                                         -----------    -----------
Deferred tax assets:
      Reserve for loan losses ........................   $ 2,419,000    $ 2,040,000
      Other, net .....................................       209,000        524,000
      Unrealized loss on available-for-sale securities          --          100,000
                                                         -----------    -----------
                                                           2,628,000      2,664,000
                                                         -----------    -----------
Deferred tax liabilities:
      Loan origination fees and costs ................     1,067,000        906,000
      FHLB stock dividends ...........................     1,546,000      1,311,000
      Mortgage servicing rights ......................         7,000          7,000
      Unrealized gain on available-for-sale securities
        and interest rate swap .......................       415,000           --
                                                         -----------    -----------
                                                           3,035,000      2,224,000
                                                         -----------    -----------
Net deferred tax asset (liability) ...................   $  (407,000)   $   440,000
                                                         ===========    ===========

     A reconciliation of the effective income tax rate with the federal statutory rate is as follows:

                                     2002                    2001                    2000
                             --------------------    --------------------    --------------------
                                Amount      Rate        Amount      Rate        Amount      Rate
                             -----------  -------    -----------  -------    -----------  -------
     Federal income tax at
           statutory rates   $ 4,015,332       34%   $ 3,636,837       34%   $ 3,392,541       34%
     Effect of tax-exempt
           interest income       (10,805)       0%       (11,783)       0%       (85,876)      (1)%
     Other ...............         7,902        0%        (5,854)       0%        72,398        1%
                             -----------  -------    -----------  -------    -----------  -------
                             $ 4,012,429       34%   $ 3,619,200       34%   $ 3,379,063       34%
                             ===========  =======    ===========  =======    ===========  =======

NOTE 13 - STOCKHOLDERS' EQUITY AND REGULATORY CAPITAL REQUIREMENTS

     RESTRICTED RETAINED EARNINGS - Under Washington State law, pre-conversion retained earnings are restricted for the protection of pre-conversion depositors. Restricted retained earnings at December 31, 2002, totaled $132,755.

     REGULATORY CAPITAL REQUIREMENTS - The Company, which includes the Bank, is subject to various regulatory capital requirements administered by the Federal Deposit Insurance Corporation (FDIC), the Washington State Department of Financial Institutions, and the Federal Reserve Board. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary action by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company must meet specific capital guidelines that involve quantitative measures of assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Company's capital amounts and classifications also are subject to qualitative judgments by the regulators about components, risk-weightings, and other factors.

     Quantitative measures established by regulators to ensure capital adequacy require the Company to maintain minimum amounts and ratios (set forth in the

                 FIRST MUTUAL BANCSHARES, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

table below) of total and Tier I capital to risk-weighted assets, and of Tier I capital to average assets. Management believes, as of December 31, 2002, that the Company met all capital adequacy requirements to which it is subject.

     As of December 31, 2002 and 2001, the FDIC categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Bank's category.

     Actual capital amounts and ratios for First Mutual Bancshares, Inc. (consolidated) and First Mutual Bank are presented in the table below:

                                                                                                          To Be Well Capitalized
                                                                                       For Capital        Under Prompt Corrective
                                                                Actual              Adequacy Purposes         Action Provisions
                                                       -----------------------   ----------------------   -----------------------
                                                          Amount         Ratio      Amount       Ratio       Amount        Ratio
                                                       -----------      ------   -----------   --------   -----------    --------
As of December 31, 2002:
   Total capital (to risk-weighted assets):
        First Mutual Bancshares, Inc. (consolidated)   $59,317,922      10.88%   $43,698,711   >= 8.00%           N/A         N/A
        First Mutual Bank ..........................    57,792,693      10.65%    43,487,126   >= 8.00%   $54,358,908    >= 10.00

   Tier I capital (to risk-weighted assets):
        First Mutual Bancshares, Inc. (consolidated)    52,489,998       9.63%    21,849,355   >= 4.00%           N/A         N/A
        First Mutual Bank ..........................    50,997,830       9.40%    21,743,563   >= 4.00%    32,615,344    >=  6.00

   Tier I capital (to average assets):
        First Mutual Bancshares, Inc. (consolidated)    52,489,998       7.08%    29,660,312   >= 4.00%           N/A         N/A
        First Mutual Bank ..........................    50,997,830       6.99%    29,181,423   >= 4.00%    36,476,778    >=  5.00

As of December 31, 2001:
   Total capital (to risk-weighted assets):
        First Mutual Bancshares, Inc. (consolidated)   $58,529,933      11.51%   $40,747,631   >= 8.00%           N/A         N/A
        First Mutual Bank ..........................    58,365,905      11.48%    40,742,418   >= 8.00%   $50,928,022    >= 10.00

   Tier I capital (to risk-weighted assets):
        First Mutual Bancshares, Inc. (consolidated)    52,163,115      10.25%    20,373,816   >= 4.00%           N/A         N/A
        First Mutual Bank ..........................    51,999,902      10.22%    20,371,209   >= 4.00%    30,556,813    >=  6.00

   Tier I capital (to average assets):
        First Mutual Bancshares, Inc. (consolidated)    52,163,115       7.89%    26,454,868   >= 4.00%           N/A         N/A
        First Mutual Bank ..........................    51,999,902       7.87%    26,441,677   >= 4.00%    33,052,097    >=  5.00

     The holding company is not subject to any written agreement, order, capital directive, or prompt corrective action directive issued by the FDIC to meet and maintain a specific capital level.

     Under Washington State banking regulations, the Bank is limited as to the ability to declare or pay dividends to the Company up to the amount of the Bank's retained earnings then on hand.

                 FIRST MUTUAL BANCSHARES, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

NOTE 14 - EARNINGS PER SHARE

     The following is a reconciliation of the numerators and denominators of the basic and diluted earnings per share computations:

                                                              Income      Shares(1)    Per Share(1)
                                                           (Numerator)   (Denominator)   Amount
                                                            ----------    ----------    --------
     Year ended December 31, 2002:
           Basic EPS:
                Income available to common shareholders .   $7,797,370     4,789,022      $1.64
                                                                                          =====
           Effect of dilutive stock options .............                    104,029
                                                            ----------    ----------

           Diluted EPS:
                Income available to common shareholders
                     plus assumed stock options exercised   $7,797,370     4,893,051      $1.59
                                                            ==========    ==========      =====

     Year ended December 31, 2001:
           Basic EPS:
                Income available to common shareholders .   $6,922,131     5,176,856      $1.34
                                                                                          =====
           Effect of dilutive stock options .............                     86,909
                                                            ----------    ----------

           Diluted EPS:
                Income available to common shareholders
                     plus assumed stock options exercised   $6,922,131     5,263,765      $1.31
                                                            ==========    ==========      =====

     Year ended December 31, 2000:
           Basic EPS:
                Income available to common shareholders .   $6,599,000     5,137,824      $1.28
                                                                                          =====
           Effect of dilutive stock options .............                     74,703
                                                            ----------    ----------

           Diluted EPS:
                Income available to common shareholders
                     plus assumed stock options exercised   $6,599,000     5,212,527      $1.26
                                                            ==========    ==========      =====

-----------
(1) Shares and EPS have been adjusted for a 10% stock dividend paid May 8, 2002.

NOTE 15 - OTHER OPERATING EXPENSES

     Salaries and employee benefits consisted of the following for the years ended December 31:

                                                           2002            2001            2000
                                                       ------------    ------------    ------------
     Salaries and employee benefits incurred .......   $ 11,685,205    $  9,426,344    $  8,018,737
     Amounts deferred with loan origination fees ...     (1,448,864)       (959,948)       (866,250)
                                                       ------------    ------------    ------------
                                                       $ 10,236,341    $  8,466,396    $  7,152,487
                                                       ============    ============    ============

     Direct costs of originating loans are deferred and capitalized with the related loan origination fees collected. Deferral of costs varies directly with the volume of loan originations.

NOTE 16 - RETIREMENT PLAN AND TRUST

     The Bank has a 401(k) retirement plan and trust for employees. All employees who have completed 90 days of service are eligible to contribute to the plan. Additionally, after meeting the one-year-of-service and the minimum-hours-worked requirements employees are eligible to receive employer-matching contributions. The Bank funds the annual cost of the plan as accrued. Effective June 1, 2002, employees may contribute up to 50% of their salaries to the plan up to the annual Internal Revenue Service (IRS) limit. The Bank matches 75% of the employees' contributions up to 6% of the employees' compensation. At plan year-end, the Bank contributes an additional 3% of the employees' compensation. Participants are fully vested in employer contributions to the plan upon six years of employment.

     The Bank's contributions to the 401(k) retirement plan and trust were $439,551, $332,424, and $355,604 for the years ended December 31, 2002, 2001, and 2000, respectively. There were no significant changes in the rate of contributions to the plan between those years.


NOTE 17 - EMPLOYEE STOCK OWNERSHIP PLAN

     In 1985, the Bank established an ESOP to provide benefits to all employees who have completed one year of service and meet the minimum-hours-worked requirement. The plan is noncontributory on the part of the participants and provides for full vesting upon completion of five years of service. The plan provides for the distribution of accumulated benefits to the employees or their beneficiaries upon death, termination, or retirement. The Bank loaned the ESOP's trustee $200,000 for the purchase of the Bank's common stock at the initial offering price in 1985. During 1990, the Bank's Board of Directors authorized the trustee to borrow an additional $1,464,375 from the Bank to purchase 139,600 more shares (unadjusted for subsequent stock dividends and stock splits) of the Bank's common stock in the open market. Upon formation of the holding company, First Mutual Bank stock was converted to First Mutual Bancshares, Inc. stock. Shares of stock are allocated to employees as the loans are repaid. As of December 31, 2002, the loan balance was paid in full.

     Shares held by the ESOP at December 31, 2002, were as follows:

                           Number of       Price Range      Average Price
                            Shares          Per Share         Per Share
                          ----------     --------------     -------------
     Allocated
        Vested .........     332,814
        Non-vested .....       3,743
                          ----------
                             336,557     $1.09 - $18.04          $2.74
                          ==========

     Contributions to the ESOP during the years ended December 31, 2002, 2001, and 2000 were $25,003, $25,000, and $99,556, respectively.

NOTE 18 - STOCK OPTION PLAN

The Company has stock option plans for directors and employees. Options have a term of six or ten years and are granted at fair market value on the grant date. The Company's Board of Directors determines vesting of the options. Options generally become exercisable in one or more installments during their term, and the right to exercise may be cumulative. At December 31, 2002, 621,612 shares of common stock, adjusted for stock dividends, were available for grant under the plan. A total of 233,073 shares are currently exercisable at December 31, 2002. All schedules presented in this footnote are adjusted for stock dividends and stock splits.

                 FIRST MUTUAL BANCSHARES, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

     A summary of the stock option plans at December 31, 2002, 2001, and 2000, and changes during the years ended on those dates is presented below:

                                                                                 Weighted         Weighted
                                                                Range of          Average          Average
                                                 Shares      Exercise Price*   Exercise Price*   Fair Value*
                                                -------      --------------    --------------    ----------
     BALANCE, December 31, 1999 ............    424,410       $3.07-$14.46         $ 9.15
     Exercisable at year end: 220,779 shares                                         6.48
           Options granted .................     52,525           8.86               8.86            $3.61
           Options exercised ...............     (9,515)       3.92-9.98             4.67
           Options terminated ..............     (5,019)       6.51-14.41           10.87
                                                -------

     BALANCE, December 31, 2000 ............    462,401        3.07-14.46            9.19
     Exercisable at year end: 296,319 shares                                         8.18
           Options granted .................     35,640        10.94-12.40          11.62             4.93
           Options exercised ...............    (60,148)       3.07-9.98             3.83
           Options terminated ..............    (32,293)       4.03-14.41            8.54
                                                -------

     BALANCE, December 31, 2001 ............    405,600        3.07-14.46           10.25
     Exercisable at year end: 265,388 shares                                         9.96
           Options granted .................    125,932        15.00-15.75          15.39            10.96
           Options exercised ...............    (68,073)       3.98-11.25            6.60
           Options terminated ..............    (17,758)       10.94-15.75          14.35
                                                -------
     BALANCE, December 31, 2002 ............    445,701        3.98-15.75           12.10
                                                =======

Exercisable at year end: 233,073 shares
--------------
*Per Share

     The following table summarizes information about stock options outstanding at December 31, 2002:

                   Options Outstanding                         Options Exercisable
---------------------------------------------------------  ----------------------------
                                                Weighted
                    Number        Weighted      Average      Number       Weighted
   Range of       of Shares       Average      Remaining    of Shares       Average
Exercise Price*  Outstanding  Exercise Price*    Life      Exercisable  Exercise Price*
---------------  -----------  ---------------  ----------  -----------  ---------------
 $3.00 - $6.00       31,308       $ 4.00        2.2 years      31,308      $ 4.00
  6.01 -  9.00       68,331         8.11        6.2 years      34,275        7.37
  9.01 - 12.00      101,785        10.83        6.3 years      64,145       10.67
 12.01 - 15.00      180,477        14.44        4.3 years     103,345       14.44
 15.01 - 18.00       63,800        15.75        9.5 years         --          --
                  ---------                                  --------
                    445,701                                   233,073
                  =========                                  ========
-------------
*Per Share

     The Company applies Accounting Principles Board Opinion No. 25, ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES, and related interpretations in accounting for its stock option plans. Accordingly, no compensation cost has been recognized for its stock option plan for the years ended December 31, 2002, 2001, and 2000.

     The fair value of options granted under the stock option plans was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used: Annual

                 FIRST MUTUAL BANCSHARES, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

dividend yield of 1.82% for 2002, 1.56% for 2001, and 2.05% for 2000; expected volatility of 37% for 2002, 35% for 2001, and 34% for 2000; and expected lives of 7.5 years for 2002, 7.6 years for 2001, and 8.1 years for 2000. The risk-free interest rate assumptions were 3.12%, 6.29%, and 6.29% for 2002, 2001, and 2000, respectively.

NOTE 19 - CONTINGENCIES

     In the normal course of business, the Company has various legal claims and other contingent matters outstanding. Management believes that any ultimate liability arising from these actions will not have a material adverse effect on the Company's financial condition or results of operations.

NOTE 20 - SUBSEQUENT EVENTS

     First Mutual Capital Trust II (the Trust), was formed in January 2003 for the exclusive purpose of issuing trust preferred securities and common securities and using the $4.0 million in proceeds from the issuance to acquire junior subordinated debentures issued by the Bank. The Bank will use the proceeds to fund anticipated loan growth.

     The Bank is engaged in a pending purchase, to be closed by the end of second quarter 2003. The purchase price is approximately $12 million to be funded from normal funding sources. The project being purchased is an office building located in Bellevue. The purpose of the acquisition is to provide office space for branch banking, lending, and administrative operations.

     The Bank is committed to acquire and build a branch in the Puget Sound area for an estimated cost of $2.6 million. Secondly, the Bank has entered into a contingent lease agreement to open an additional branch on the Eastside. Thirdly, the Woodinville branch site, which began construction in 2002, will require an estimated $350,000 to complete.

NOTE 21 - FAIR VALUE OF FINANCIAL INSTRUMENTS

     The following disclosure of the estimated fair value of financial instruments is made in accordance with the requirements of SFAS No. 107, DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS. The estimated fair value amounts have been determined using available market information and appropriate valuation methodologies. However, considerable judgment is necessary to interpret market data in the development of the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that may be realized in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

     The estimated fair value of financial instruments is as follows at December 31, 2002 and 2001 (in thousands):

                                                            2002                                  2001
                                            -----------------------------------    ---------------------------------
                                                         Estimated    Favorable                Estimated   Favorable
                                            Carrying       Fair     (Unfavorable)  Carrying      Fair    (Unfavorable)
                                              Value        Value      Variance       Value       Value     Variance
                                            ---------    ---------    ---------    ---------   ---------   ---------
     Assets:
       Cash and cash equivalents ........   $  14,972    $  14,972    $    --      $  14,615   $  14,615   $    --
       Securities available-for-sale ....      58,380       58,380         --         45,961      45,961        --
       Loans held-for-sale ..............      12,699       12,699         --          4,476       4,476        --
       Mortgage-backed and other
            securities held-to-maturity .      16,358       16,926          568       26,386      26,890         504
       Loans receivable .................     614,620      615,735        1,115      563,078     565,581       2,503
       Accrued interest receivable ......       3,435        3,435         --          3,556       3,556        --
       Mortgage servicing portfolio .....          50           85           35           48          71          23
       FHLB stock .......................      10,443       10,443         --          9,759       9,759        --
                                                                      ---------                            ---------
            Favorable (unfavorable)
                 variance ...............                                 1,718                                3,030
                                                                      ---------                            ---------

     Liabilities:
       Demand, savings, and money
            market deposits .............     142,634      142,634         --        116,911     116,911        --
       Time deposits ....................     354,735      360,070       (5,335)     311,987     313,367      (1,380)
       Drafts payable ...................         369          369         --          1,016       1,016        --
       Advance payments by borrowers
            for taxes and insurance .....       1,798        1,798         --          1,663       1,663        --
       Short-term FHLB advances .........     123,043      123,570         (527)      93,594      94,340        (746)
       Long-term FHLB advances ..........      61,101       60,863          238       97,510      98,288        (778)
       Other advances ...................         250          250         --            250         250        --
       Trust preferred securities .......       9,000        9,085          (85)        --          --          --
                                                                      ---------                            ---------
            Favorable (unfavorable)
                 variance ...............                                (5,709)                              (2,904)
                                                                      ---------                            ---------
     Net favorable (unfavorable) variance                             $  (3,991)                           $     126
                                                                      =========                            =========

     Fair value estimates, methods, and assumptions are set forth below for financial and off-balance-sheet instruments.

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

     DEPOSIT LIABILITIES - Under SFAS No. 107, the fair value of deposits with no stated maturity, such as noninterest-bearing demand deposits, savings, NOW accounts, and money market and checking accounts, is equal to the amount payable on demand. The fair value of time deposits is based on the discounted value of contractual cash flows. The discount rate is estimated using market rates for deposits of similar maturity of other local financial institutions.

     FHLB AND OTHER ADVANCES - The fair value of FHLB advances and other borrowings is estimated based on discounting the estimated future cash flows using rates currently available for debt with similar remaining maturities.

     TRUST PREFERRED SECURITIES - The carrying amount of trust preferred securities are estimated using discounted cash flow analyses based on the Company's current incremental borrowing rates of similar types of borrowing arrangements.

     OTHER - The carrying value of other financial instruments has been determined to be a reasonable estimate of their fair value.

     MORTGAGE SERVICING PORTFOLIO - The carrying value of the mortgage servicing portfolio is mortgage servicing rights as defined by SFAS No. 125, ACCOUNTING FOR TRANSFERS AND SERVICING OF FINANCIAL ASSETS AND EXTINGUISHMENT OF LIABILITIES. The fair value of the mortgage servicing portfolio is based upon a valuation model that calculates the present value of future cash flows.

     COMMITMENTS TO ORIGINATE LOANS - Based on the short terms of these instruments, the unrealized gains or losses are expected to be insignificant.

     LIMITATIONS - The fair value estimates presented herein are based on pertinent information available to management as of December 31, 2002 and 2001. Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since that date, and therefore, current estimates of fair value may differ significantly from the amounts presented herein.

                 FIRST MUTUAL BANCSHARES, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

NOTE 22 - SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

YEAR ENDED                               FIRST          SECOND           THIRD          FOURTH
  DECEMBER 31, 2002                     QUARTER         QUARTER         QUARTER         QUARTER          TOTAL
                                     ------------    ------------    ------------    ------------    ------------
Interest income ..................   $ 12,086,185    $ 12,171,103    $ 12,206,870    $ 11,861,205    $ 48,325,363
Interest expense .................      5,580,073       5,470,565       5,394,961       5,240,766      21,686,365
                                     ------------    ------------    ------------    ------------    ------------
Net interest income ..............   $  6,506,112    $  6,700,538    $  6,811,909    $  6,620,439    $ 26,638,998
                                     ============    ============    ============    ============    ============
Provision for loan losses ........   $     50,000    $     85,000    $    650,000    $    125,000    $    910,000
                                     ============    ============    ============    ============    ============
Other operating income and
      expenses, net ..............   $ (3,478,057)   $ (3,720,616)   $ (2,984,335)   $ (3,736,191)   $(13,919,199)
                                     ============    ============    ============    ============    ============
Net income .......................   $  1,970,808    $  1,916,398    $  2,102,935    $  1,807,229    $  7,797,370
                                     ============    ============    ============    ============    ============
Basic earnings per share .........   $       0.38    $       0.37    $       0.46    $       0.43    $       1.64
                                     ============    ============    ============    ============    ============
Earnings per share assuming
      dilution ...................   $       0.37    $       0.36    $       0.45    $       0.41    $       1.59
                                     ============    ============    ============    ============    ============
Weighted average shares
      outstanding ................      5,201,312       5,205,791       4,527,841       4,234,636       4,789,022
                                     ============    ============    ============    ============    ============
Weighted average shares
      outstanding including effect
      of dilutive stock options ..      5,257,930       5,310,505       4,639,084       4,355,291       4,893,051
                                     ============    ============    ============    ============    ============

YEAR ENDED
  DECEMBER 31, 2001

Interest income ..................   $ 13,609,388    $ 13,442,940    $ 13,203,065    $ 12,474,413    $ 52,729,806
Interest expense .................      8,450,323       8,159,094       8,009,926       6,783,083      31,402,426
                                     ------------    ------------    ------------    ------------    ------------
Net interest income ..............   $  5,159,065    $  5,283,846    $  5,193,139    $  5,691,330    $ 21,327,380
                                     ============    ============    ============    ============    ============
Provision for loan losses ........   $    215,000    $     50,000    $     50,000    $     50,000    $    365,000
                                     ============    ============    ============    ============    ============
Other operating income and
      expenses, net ..............   $ (2,092,610)   $ (2,631,343)   $ (2,468,756)   $ (3,073,093)   $(10,265,802)
                                     ============    ============    ============    ============    ============

Net income .......................   $  1,731,138    $  1,722,066    $  1,769,497    $  1,699,430    $  6,922,131
                                     ============    ============    ============    ============    ============
Basic earnings per share
      after adoption of
      new accounting principle ...   $       0.34    $       0.33    $       0.34    $       0.33    $       1.34
                                     ============    ============    ============    ============    ============
Earnings per share assuming
      dilution after adoption of
      new accounting principle ...   $       0.33    $       0.33    $       0.33    $       0.32    $       1.31
                                     ============    ============    ============    ============    ============
Weighted average shares
      outstanding ................      5,157,438       5,171,612       5,183,158       5,194,737       5,176,856
                                     ============    ============    ============    ============    ============
Weighted average shares
      outstanding including effect
      of dilutive stock options ..      5,264,732       5,250,416       5,266,074       5,273,360       5,263,765
                                     ============    ============    ============    ============    ============

                 FIRST MUTUAL BANCSHARES, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

NOTE 23 - SEGMENTS

     Effective January 1, 2002 management implemented a fundamental change in the way that it views the segments within the Company. Previously management had identified three segments of business: consumer banking, residential lending, and commercial lending. Management has re-evaluated the composition of the segments and combined the consumer and residential segments as well as added an additional segment: investment securities. The management reporting process measures the performance of the operating segments based on the management structure of the Company and is not necessarily comparable with similar information for any other financial institution. The operating segments are defined by product type and customer segments. Management continues to enhance its segment reporting process methodologies. These methodologies are based on the management reporting process, which assigns certain balance sheet and income statement items to the responsible operating segment. New methodologies that are now applied to the measurement of segment profitability include:

     o A new funds transfer pricing system, which allocates actual net interest income between funds users, is based upon the funding needs and the relative duration of the loans or securities within each segment.

     o The retail deposit gathering branch network income and expenses are now allocated to the business segments based on their asset size.

     o In previous reports, the calculation for the provision for loan and lease losses was not allocated to the business segments.

     o Operating income and expenses are allocated to segments whenever they can be directly attributed to their activities. Indirect income and overhead costs are credited or charged to the segments whenever they are specifically identified as providers or users of the ancillary internal service, or are allocated based on some common denominator.

     Historical periods have been restated to conform to this new presentation. Under the new structure, the reportable segments include the following:

     o CONSUMER LENDING - Consumer lending includes residential and home equity lending, direct consumer loans, and consumer dealer financing contracts. Residential lending offers loans to borrowers to purchase, refinance, or build homes secured by one-to-four-unit family dwellings. Consumer loans include lines of credit and loans for purposes other than home ownership. Included within the consumer lending segment is a mortgage banking operation, which sells loans in the secondary mortgage market. The mortgage banking operation may choose to retain or sell the right to service the loans sold (i.e., collection of principal and interest payments) depending upon market conditions.

     o COMMERCIAL LENDING - Commercial lending offers permanent and interim construction loans for multifamily housing (over four units) and commercial real estate properties, and loans to small- and medium-sized businesses for financing inventory, accounts receivable, and equipment, among other things. The underlying real estate collateral or business asset being financed typically secures these loans.

     o INVESTMENT SECURITIES - The investment securities segment includes the investment securities portfolio. Although management does not consider this to be an operating business line, security investments are a necessary part of liquidity management for the Company.

     These segments are managed separately because each business unit requires different processes and different marketing strategies to reach the customer base that purchases those products and services. All three segments derive a majority of their revenue from interest, and management relies primarily on net interest revenue in managing these segments. No single customer provides more than 10% of the Company's revenues.

                 FIRST MUTUAL BANCSHARES, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

NOTE 23 - SEGMENTS (CONTINUED)

     Financial information for the Company's segments is shown below for the:

                                                                            Years Ended December 31,
                                                  -------------------------------------------------------------------
                                                            Consumer       Commercial       Security
                                                             Lending         Lending       Investments       Total
                                                           -----------     -----------     -----------    -----------
Interest income ..............................    2002     $12,139,028     $30,785,305     $5,401,030     $48,325,363
                                                  2001      12,178,152      34,270,567      6,281,087      52,729,806
                                                  2000      10,643,953      33,025,368      7,759,827      51,429,148

Interest expense .............................    2002       5,338,901      11,917,172      4,430,292      21,686,365
                                                  2001       7,007,455      17,650,123      6,744,848      31,402,426
                                                  2000       6,419,366      18,080,772      6,419,268      30,919,406

Net interest income ..........................    2002       6,800,127      18,868,133        970,738      26,638,998
                                                  2001       5,170,697      16,620,444       (463,761)     21,327,380
                                                  2000       4,224,587      14,944,596      1,340,559      20,509,742

Provision for loan losses ....................    2002         279,291         630,709            --          910,000
                                                  2001         112,823         252,177            --          365,000
                                                  2000         163,825         366,175            --          530,000

Net interest income, after provision for
     loan losses .............................    2002       6,520,836      18,237,424        970,738      25,728,998
                                                  2001       5,057,874      16,368,267       (463,761)     20,962,380
                                                  2000       4,060,762      14,578,421      1,340,559      19,979,742

Other operating income .......................    2002       1,397,232       1,231,859        607,614       3,236,705
                                                  2001       1,870,763         897,253      1,262,084       4,030,100
                                                  2000       1,352,260         620,156        117,681       2,090,097

Other operating expense ......................    2002       6,105,200       9,891,994      1,158,710      17,155,904
                                                  2001       5,082,223       8,010,815      1,202,864      14,295,902
                                                  2000       4,210,897       6,659,177      1,221,702      12,091,776

Income before federal income taxes and
     cumulative effect of adoption of
     new accounting principle ................    2002       1,812,868       9,577,289        419,642      11,809,799
                                                  2001       1,846,414       9,254,705       (404,541)     10,696,578
                                                  2000       1,202,125       8,539,400        236,538       9,978,063

Federal income taxes .........................    2002         619,409       3,272,307        120,713       4,012,429
                                                  2001         627,781       3,146,600       (155,181)      3,619,200
                                                  2000         408,722       2,903,396         66,945       3,379,063

Income before cumulative effect of
      adoption of new accounting principle ...    2002       1,193,459       6,304,982        298,929       7,797,370
                                                  2001       1,218,633       6,108,105       (249,360)      7,077,378
                                                  2000         793,403       5,636,004        169,593       6,599,000

                 FIRST MUTUAL BANCSHARES, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

                                                                        Years Ended December 31,
                                                -----------------------------------------------------------------
                                                          Consumer     Commercial      Security
                                                          Lending        Lending      Investments       Total
                                                        -----------    -----------    -----------    ------------
Net income ..................................   2002      1,193,459      6,304,982        298,929       7,797,370
                                                2001      1,063,386      6,108,105       (249,360)      6,922,131
                                                2000        793,403      5,636,004        169,593       6,599,000

Total interest earning assets (averages).....   2002    171,644,928    429,393,825     97,819,892     698,858,645
                                                2001    147,373,686    406,497,795    102,889,127     656,760,608
                                                2000    129,511,107    362,636,259    124,520,848     616,668,214

NOTE 24 - DERIVATIVE ACTIVITIES AND MARKET RISK

     The Company is exposed to market risk on residential mortgage loans held-for-sale and interest-rate-lock commitments. Under certain circumstances, the Company undertakes to limit this market risk (risk of fluctuating interest rates affecting the market value of an asset) through the use of derivative instruments.

     Forward commitments are used to limit market risk. The Company had open forward contracts to deliver mortgage-backed securities at a future date, coinciding with uncommitted mortgage loans held-for-sale, to eliminate a portion of the market risk for a specified price. Depending on the directional movement of the security, the maximum loss is limited to the face value of the commitment.

     At December 31, 2002, the fair value of financial instruments defined as derivatives consisted of:

                                                      Notional        Fair
                                                       Amount         Value
                                                    -----------     --------
     Interest-rate-lock loan commitments.........   $ 4,314,000     $ 67,749
     Outstanding commitments to sell loans.......     4,000,000      (32,500)
     Interest rate swap..........................     9,000,000     (624,404)


     The Company does not have an effective hedging program for its conforming loans as defined by SFAS No. 133, ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES, as amended, and therefore gains and losses on derivative financial instruments are recognized currently in the income statement.

     The Company entered into a swap agreement with the FHLB to hedge the variability of cash flows to be paid related to the trust preferred securities. The hedge is a qualifying cash flow hedge with changes in the fair value recorded in other comprehensive income.

                 FIRST MUTUAL BANCSHARES, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

NOTE 25 - PARENT COMPANY ONLY FINANCIAL STATEMENTS

     Summary of condensed parent company financial information for First Mutual Bancshares, Inc. for December 31, 2002 and 2001 (in thousands):


            STATEMENT OF FINANCIAL CONDITION

                                                     December 31,
                                                  -----------------
    ASSETS                                          2002      2001
                                                  -------   -------
       Cash ...................................   $   675   $   321
       Investments in subsidiaries ............    52,071    51,808
       Other assets ...........................     1,163       457
                                                  -------   -------
     Total assets .............................   $53,909   $52,586
                                                  =======   =======

     LIABILITIES AND STOCKHOLDERS' EQUITY

     Liabilities:
       Borrowings .............................   $   250   $   250
       Other liabilities ......................     9,375       365
                                                  -------   -------
                                                    9,625       615
     Stockholders' equity .....................    44,284    51,971
                                                  -------   -------
     Total liabilities and stockholders' equity   $53,909   $52,586
                                                  =======   =======


                  STATEMENT OF INCOME

                                                      Years Ended December 31,
                                                    ----------------------------
                                                      2002      2001       2000
                                                    -------   -------    -------
    INCOME
       Equity in undistributed net income
         from subsidiaries ......................   $ 8,268   $ 7,090    $ 6,864
                                                    -------   -------    -------
     OTHER EXPENSE
       Compensation and employee benefits .......        96        (2)       214
       Other operating expense ..................       619       256        187
                                                    -------   -------    -------
         Total expenses .........................       715       254        401
                                                    -------   -------    -------
         Income before federal income taxes .....     7,553     6,836      6,463

     FEDERAL INCOME TAX BENEFIT .................       244        86        136
                                                    -------   -------    -------
     NET INCOME .................................   $ 7,797   $ 6,922    $ 6,599
                                                    =======   =======    =======

                 FIRST MUTUAL BANCSHARES, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

                             STATEMENT OF CASH FLOWS

                                                                         Years Ended December 31,
                                                                    --------------------------------
                                                                      2002        2001        2000
                                                                    --------    --------    --------
OPERATING ACTIVITIES
      Net income ................................................   $  7,797    $  6,922    $  6,599
      Adjustments to reconcile net cash from operating activities
           Equity in undistributed earnings of subsidiaries .....     (8,268)     (7,090)     (6,864)
           Increase in other assets .............................       (706)       (177)       (188)
           Increase (decrease) in other liabilities .............        (69)        (72)         29
                                                                    --------    --------    --------
             Net cash provided (used) by operating activities ...     (1,246)       (417)       (424)

INVESTING ACTIVITIES
      Dividends received from subsidiaries ......................      9,270       1,060         960

FINANCING ACTIVITIES
      Dividends paid ............................................     (1,322)       (940)       (934)
      Proceeds from exercise of stock options ...................        450         230          44
      Repurchase and retirement of common stock .................    (15,798)       --          (102)
      Proceeds from issuance of trust preferred securities ......      9,000
      Repayment of employee stock ownership plan (ESOP) debt ....       --            98         213
                                                                    --------    --------    --------
             Net cash provided (used) by financing activities ...     (7,670)       (612)       (779)
                                                                    --------    --------    --------

NET INCREASE (DECREASE) IN CASH AND CASH
           EQUIVALENTS ..........................................        354          31        (243)
      Beginning of year .........................................        321         290         533
                                                                    --------    --------    --------
      End of year ...............................................   $    675    $    321    $    290
                                                                    ========    ========    ========

FORWARD-LOOKING STATEMENTS

     This Annual Report to Shareholders contains statements concerning future operations, trends, expectations and prospects of First Mutual Bancshares, Inc. and First Mutual Bank (together the "Company") that are forward-looking statements for the purposes of the safe harbor provisions under the Private Securities Litigation Reform Act of 1995. Statements containing words such as anticipate, believe, estimate, expect, forecast, hopeful, indicate, outlook and suggests generally constitute forward-looking statements. Such forward-looking statements include statements referring to our expectations regarding future net interest rate margins and the anticipated effects of changes in interest rates on the Company, our anticipated increase in volume of loan originations, particularly from the Sales Finance Department, our anticipated increases in deposits, our expectations for branch office expansion, our forecast for prepayments and the pricing for time deposits, our expectations for increases in compensation expense and staffing levels, our anticipated loss from the resolution of non-performing loans, our belief that our liquidity and capital sources are adequate to fund our asset growth, and our expectations regarding our relatively low ratio of non-performing loans. Although the Company believes that the expectations expressed in these forward looking statements are based upon reasonable assumptions within the bounds of our knowledge of our business, operations and prospects, these forward-looking statements are subject to numerous uncertainties and risks, many of which are beyond the control of the Company. Actual events, results, and developments will ultimately differ from the expectations and may differ materially from those expressed or implied in such forward-looking statements. Factors which could affect actual results include economic conditions in the Company's market area and nationally; interest rate risks, fluctuations and timing; the impact of competitive products, services and pricing; the success of our credit risk management; our ability to control costs and expenses; loan delinquency rates and the legislative and regulatory changes affecting the banking industry. There are other risks and uncertainties that could affect the Company which are discussed from time to time in the filings made by the Company with the Securities and Exchange Commission. These risks and uncertainties should be considered in evaluating the forward-looking statements, and undue reliance should not be placed on such statements. The Company shall not be responsible to update any such forward-looking statements.

                                     FIRST
                                     MUTUAL
                                   BANCSHARES


                             400 - 108th Avenue NE
                           Bellevue, Washington 98004
                                 (425) 455-7300