Form 10-K, Exhibit 13
period 2003-12-31
FIRST MUTUAL BANCSHARES INC
filed 2004-03-30
CIK 1098337

EXHIBIT 13
                                                                      ----------


                                      2003

                    F I N A N C I A L   I N F O R M AT I O N

                                   ----FOR----

                                  First Mutual
                                Bancshares, inc.

                        YOUR LIFE. YOUR DREAM. YOUR BANK.













                                                          FIRST
                                                          MUTUAL
                                                          Bancshares

                          FIRST MUTUAL BANCSHARES, INC

                                TABLE OF CONTENTS

                           2003 FINANCIAL INFORMATION

Forward-looking Statement
Management's Discussion and Analysis of Financial
  Condition and Results of Operations..................................     1-23
Independent Auditor's Report...........................................       24
Consolidated Statements of Financial Condition.........................    25-26
Consolidated Statements of Income......................................    27-28
Consolidated Statements of Stockholders' Equity and
  Comprehensive Income.................................................       29
Consolidated Statements of Cash Flows..................................    30-31
Notes to Consolidated Financial Statements.............................    32-58












This section contains the 2003 Financial Information for First Mutual Bancshares, Inc. Please refer to the attached Annual Report for the Annual Letter to Shareholders and Stock Information.

FORWARD-LOOKING STATEMENT

     This Management's Discussion and Analysis contains statements concerning anticipated future operations, trends, expectations, and prospects of First Mutual Bancshares, Inc. and First Mutual Bank (together, the "Company") that are forward-looking statements for the purposes of the safe harbor provisions under the Private Securities Litigation Reform Act of 1995. Statements containing words such as "anticipate", "believe", "estimate", "expect", "forecast", "forward-looking", "hopeful", "indicate", "outlook" and
"suggests" generally constitute forward-looking statements. Such forward-looking statements include statements referring to our expectations regarding future net interest rate margins and the anticipated effects of changes in interest rates on the Company, our anticipated increase in volume of loan originations from various business segments, and our expectations regarding our relatively low ratio of non-performing loans. Although the Company believes that the expectations expressed in these forward-looking statements are based upon reasonable assumptions within the bounds of our knowledge of our business, operations, and prospects, these forward-looking statements are subject to numerous uncertainties and risks, many of which are beyond the control of the Company. Actual events, results, and developments will ultimately differ from the expectations and may differ materially from those expressed or implied in such forward-looking statements. Factors which could affect actual results include economic conditions in the Company's market area and nationally; interest rate fluctuations, timing, and related risks; the impact of competitive products, services, and pricing; the success of our credit risk management; our ability to control costs and expenses; loan delinquency rates; and the legislative and regulatory changes affecting the banking industry. There are other risks and uncertainties that could affect the Company which are discussed from time to time in the filings made by the Company with the Securities and Exchange Commission. These risks and uncertainties should be considered in evaluating the forward-looking statements, and undue reliance should not be placed on such statements. The Company shall not be responsible to update any such forward-looking statements.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      The information contained in this section should be read in conjunction with the Consolidated Financial Statements and accompanying Notes to the Consolidated Financial Statements.

      First Mutual Bancshares, Inc. (the "Company"), a Washington corporation, is a holding company owning all of the equity of its wholly owned subsidiary, First Mutual Bank (the "Bank"). The Company also owns 100% of the equity in three trusts, First Mutual Capital Trust I, First Mutual Capital Trust II, and First Mutual Statutory Trust III.


FINANCIAL HIGHLIGHTS

      First Mutual Bancshares' performance in 2003 reflects another year of record income, continued asset growth, and solid credit quality.

      Net income grew 7.7%, totaling $8,396,000, or $1.73 per diluted share, which compares to $7,797,000, $1.45 per diluted share, in 2002, and $6,922,000, $1.19 per diluted share, in 2001. Net income in 2003 was influenced by a favorable increase in both net interest income and other operating income. Our net interest income in 2003 improved to $30.7 million from $26.6 million in 2002, an increase of 15.4%, compared to an increase of $5,312,000, or 24.9% from 2001 to 2002. Net interest income in 2001 totaled $21.3 million. Our other operating income also improved, 13.2%, from $3.2 million in 2002 to $3.7 million. The comparable figures for the years 2002 and 2001 showed a decline of 19.7%, from $4.0 million in 2001 to $3.2 million in 2002. Other operating income in 2000 amounted to $2.1 million.

      Contributing to our record earnings for 2003 was the growth in total assets, which increased $115.5 million, or 15.5%. By comparison, the increase in assets in 2002 was $66.9 million, or 9.9%. Those figures compare to the national average for asset growth for all FDIC-insured institutions of 8.13% for the 12 months ending September 2003 and 7.20% for calendar 2002. The growth in our assets in 2003 occurred principally in the loan portfolio (loans receivable), which increased to $723.7 million, growth of 16.3% from 2002's balance of $622.4 million. The comparative increase in the prior year was 9.2%, or $52.3 million.

      Our non-performing assets continued to remain at relatively low levels, declining to $538,000 from $2.1 million in 2002. As a percent of total assets, non-performing assets were 0.06% at year-end 2003, versus 0.28% the previous year. The comparative ratio for FDIC-insured institutions was 0.77% as of September 30, 2003, and 0.90% for year-end 2002.

      Twice during the year we issued Trust Preferred Securities (TPS) totaling $8 million. The first issue occurred in January, for $4 million, and was used to support the asset growth in 2003. The proceeds from our second issue in December, also for $4 million, are intended to provide funds and capital for asset growth in 2004.


RESULTS OF OPERATIONS

NET INTEREST INCOME

      Net interest income represents our primary source of earnings. Changes in our net interest income are influenced by the levels of growth in, and mix of, our various earning assets and funding sources, along with the repricing characteristics of those assets and liabilities. The repricing of our assets and liabilities is, in turn, influenced by the levels of, and changes in, interest rates. For the year ending December 31, 2003, our net interest income increased $4.1 million, or 15%, over the prior year, to $30.7 million as our net interest margin for the year was 3.99%, improving relative to the 2002 level of 3.88%, and the 2001 margin of 3.34%. Net interest margin is calculated by dividing our net interest income by our average earning assets for the period, and is a representative number of the profitability of our earning asset portfolio and funding sources.

      The increase in our net interest income for 2003 was primarily attributable to a higher level of earning assets compared to 2002, though asset and liability repricing also contributed to the improvement. In 2002, we benefited from both an increase in earning assets as well as favorable repricing of our assets and liabilities, while in 2001 the growth in earning assets was needed to offset the unfavorable repricing of assets and liabilities. The following table illustrates the effects of these variables on net interest income, with the results related to the level of earning assets referred to as "volume," and the effects of asset and liability repricing labeled "rate."

                              RATE/VOLUME ANALYSIS

                                   2003 VS. 2002                    2002 VS. 2001                    2001 VS. 2000
                            INCREASE/(DECREASE) DUE TO       INCREASE/(DECREASE) DUE TO       INCREASE/(DECREASE) DUE TO
                          ------------------------------   ------------------------------   ------------------------------
                           VOLUME      RATE       TOTAL     VOLUME      RATE       TOTAL     VOLUME      RATE       TOTAL
                          --------   --------   --------   --------   --------   --------   --------   --------   --------
INTEREST INCOME

INVESTMENTS:
Available for sale
securities .............  $    540   $ (1,126)  $   (586)  $  1,742   $   (291)  $  1,451   $    511   $   (176)  $    335
Held to maturity
securities .............      (551)       (52)      (603)    (1,690)      (577)    (2,267)      (434)      (752)    (1,186)
Other equity investments       (48)         8        (40)       (26)       (78)      (104)       210        (87)       123
                          --------   --------   --------   --------   --------   --------   --------   --------   --------
Total Investments.......       (59)    (1,170)    (1,229)        26       (946)      (920)       287     (1,015)      (728)
                          --------   --------   --------   --------   --------   --------   --------   --------   --------
LOANS:
Residential ............     1,664       (745)       919        128       (972)      (844)      (301)        (2)      (303)
Residential construction     1,359        104      1,463        544       (732)      (188)       528       (346)       182
Multifamily ............       709     (1,636)      (927)       949     (2,079)    (1,130)       277       (395)      (118)
Multifamily construction       (85)        45        (40)      (691)      (356)    (1,047)       245       (167)        78
Commercial real estate
and business ...........     1,397     (2,310)      (913)     2,533     (3,106)      (573)     2,406       (792)     1,614
Commercial real estate
construction ...........       (36)       (64)      (100)       111       (154)       (43)       213       (222)        (9)
Consumer and other .....     1,806        354      2,160      1,019       (681)       338        657        (60)       597
                          --------   --------   --------   --------   --------   --------   --------   --------   --------
Total loans ............     6,814     (4,252)     2,562      4,593     (8,080)    (3,487)     4,025     (1,984)     2,041
                          --------   --------   --------   --------   --------   --------   --------   --------   --------
Total interest
income .................     6,755     (5,422)     1,333      4,619     (9,026)    (4,407)     4,312     (2,999)     1,313
                          --------   --------   --------   --------   --------   --------   --------   --------   --------
INTEREST EXPENSE

DEPOSITS:
Money market deposit
accounts and checking ..       616       (391)       225        336     (1,137)      (801)       110       (561)      (451)
Regular savings ........         8        (31)       (23)        (1)       (49)       (50)       (27)       (19)       (46)
Time deposits ..........       814     (3,029)    (2,215)      (382)    (7,482)    (7,864)       625        (46)       579
                          --------   --------   --------   --------   --------   --------   --------   --------   --------
Total deposits .........     1,438     (3,451)    (2,013)       (47)    (8,668)    (8,715)       708       (626)        82
                          --------   --------   --------   --------   --------   --------   --------   --------   --------
FHLB advances and
other ..................     1,511     (2,263)      (752)     2,109     (3,114)    (1,005)       772       (358)       414
                          --------   --------   --------   --------   --------   --------   --------   --------   --------
Total Interest
Expense ................     2,949     (5,714)    (2,765)     2,062    (11,782)    (9,720)     1,480       (984)       496
                          --------   --------   --------   --------   --------   --------   --------   --------   --------
Net interest income ....  $  3,806   $    292   $  4,098   $  2,557   $  2,756   $  5,313   $  2,832   $ (2,015)  $    817
                          ========   ========   ========   ========   ========   ========   ========   ========   ========


EARNING ASSET GROWTH (VOLUME)

      Over the last three years, the improvement in our net interest income has primarily been the result of growth of our earning asset base. For 2003, our average earning assets totaled $771 million, a 12% increase over the $687 million average level for 2002. This followed year-over-year growth of nearly 8% in 2002 and over 7% for 2001, when average earning assets rose to $638 million in 2001 from $594 million in 2000. However, while growth in the level of average earning assets has been a recurring theme over the last few years, those categories responsible for the growth have evolved in response to changes in strategy and market conditions.

      As seen in the above table, the majority of earning asset growth occurred in the loan portfolio, with changes in the volume of our security holdings contributing only modestly to the overall net interest income improvement in 2001, before becoming virtually flat in 2002 and 2003. While it appears as though there were significant changes in the line items within the investment category, this was actually a case of securities classified as "held-to-maturity" either maturing or being called by the issuers, and the replacement securities and other new purchases being classified as "available-for-sale."

      In contrast, our average loans, including loans held for sale and net of the reserve for loan losses, grew by 12% in 2001, to $529 million, then 13% in both 2002 and 2003, to $597 million and $676 million, respectively. It was this growth in average loan balances that effectively drove the $4,312,000 (2001), $4,619,000 (2002), and $6,755,000 (2003) volume-based improvements in net interest income. In reviewing the rate/volume analysis table, it becomes apparent that those categories with the greatest influence on overall volume-based interest income changes have evolved over the last three years.

      In 2001, our commercial real estate and business loans contributed the majority of volume-based interest income growth for both loans and assets overall. In 2002, while commercial real estate and business loans were again responsible for most of the volume-based interest income growth, consumer and multifamily loans became more significant to the total improvement. Finally, for 2003, the improvement in our interest income attributable to additional volume was no longer driven primarily by a single loan category, but instead by the combination of consumer, residential, commercial real estate and business, residential construction, and multifamily loans.

      The evolution in the contributions of the various loan categories to net interest income is a result of both our internal decisions and market conditions over the last three years. For example, in the last couple of years we have focused on building the earning assets and profitability of our Sales Finance Division, which is responsible for producing most of the loan volume in the "Consumer and Other" category. As a part of this strategy, we decided to retain in our portfolio a greater percentage of those loans originated outside the Northwest. By retaining more of these loans, this category showed stronger growth than in prior years, with a pronounced effect on interest income. In contrast, the reduced significance of commercial real estate and business loans to the overall changes was, in part, attributable to market conditions. The soft local economy of the last year reduced the number of quality commercial banking relationship opportunities in the market. With fewer desirable deals in the marketplace, the commercial real estate and business loan category, which had accounted for the majority of volume-based interest income growth in 2001 and 2002, remained a factor, but a less significant one.

      Our asset growth is generally funded by increases in deposits and wholesale borrowings. As of December 31, 2002, our deposits totaled $497 million, up from $429 million at December 31, 2001, which represented a decline from $457 million at year-end 2000. Over the course of 2003, deposit growth of nearly $87 million, or 17%, brought the level of total deposits to $584 million. Checking and money market products accounted for approximately $58 million, or two-thirds of this deposit growth, which helped to reduce our overall cost of funds. While this may at first seem inconsistent with the above table, which indicates a greater volume-related impact on interest expense for time deposits than for checking accounts and money market deposit accounts (MMDA), those accounts have lower rates than most time deposit categories.

      Because we have been unable to fully support our asset growth with new deposits, we have utilized Federal Home Loan Bank (FHLB) advances as a supplemental funding mechanism. While FHLB advances rose only 5% from year-end 2002 to 2003, the level of average advances in 2003 tended to run above the levels for the same periods in 2002. This was particularly evident in the second and third quarters, before average advances declined in the fourth quarter. Outstanding FHLB advances totaled $214 million and $212 million at the ends of the second and third quarters of 2003, and were then reduced to $194 million at December 31, 2003, as funding sources (deposit growth and the TPS) exceeded fourth quarter asset growth and allowed short-term advances to be paid down. As a result, interest expense attributable to FHLB advances increased $1,511,000 in 2003 over the previous year, despite a fairly minimal change in year-end balances. In both 2001 and 2002, changes in deposit balances were insufficient to keep up with asset growth. Consequently, additional volumes of FHLB advances and other wholesale borrowings were needed to fund incremental assets in those years. The impacts of these additional volumes on interest expense totaled $772,000 in 2001 and $2,109,000 in 2002.


ASSET YIELDS, FUNDING COSTS, AND NET INTEREST MARGIN (RATE)

      Our net interest margin for 2003 rose to 3.99%, up from 3.88% for 2002. This was the second consecutive year for improvement in the margin, since declining to 3.34% for 2001 from 3.46% in 2000. The movements in our margin over this period have been largely influenced by the overall interest rate environment, policy decisions of the Federal Reserve Bank, and competitive forces in the local deposit market.

      During the last three years, the Federal Reserve Bank cut rates a total of 13 times, 11 in 2001, and once each in 2002 and 2003. Yields on our loan portfolio, primarily adjustable-rate loans that reprice annually based on one-year index rates, fell rapidly in 2001 in response to the rate cuts, and then declined less dramatically in the more stable rate environments of 2002 and 2003. In contrast, pricing on our deposit accounts, which are largely centered in time deposit balances, is not tied to short-term market index rates, but instead is driven primarily by competitive factors in our local market. Consequently, in an environment where rates are falling quickly, the pricing of our deposits will tend to lag the market index rates, and decline in a more gradual fashion. This occurred in 2001, and the combination of rapidly declining market index rates, and therefore adjustable-rate loan yields, with slowly moving deposit pricing resulted in a compression of our net interest margin from 3.46% to 3.34%. Also impacting the margin in 2001 was the timing of maturing certificates of deposit repricing. Approximately $158 million, or 48%, of maturing time deposits did not reprice until the fourth quarter of 2001. Consequently, while the adjustable-rate loan portfolio was repricing downward fairly steadily throughout the year, a large concentration of time deposits did not reprice until late in the year.

      In 2002, the Federal Reserve cut rates only once. As a result, while loan yields continued to decline, a greater impact was seen in deposit pricing, which continued its descent in response to the previous year's Federal Reserve Bank activity. With liability costs declining more rapidly than asset yields, the net interest margin for the year improved from 3.34% to 3.88%. This trend continued, as detailed below, for 2003, with liability costs again continuing to decline more rapidly than asset yields, resulting in an improvement in the net interest margin to 3.99%.

      QUARTER ENDED                                          NET INTEREST MARGIN
      -------------                                          -------------------

      December 31, 2002.......................................      3.78%
      March 31, 2003..........................................      3.84%
      June 30, 2003...........................................      3.89%
      September 30, 2003......................................      4.01%
      December 31, 2003.......................................      4.09%

      A review of the past 12 months shows that our net interest margin began the year at 3.78% (quarter ended December 31, 2002), and then improved throughout 2003. While the margin increased in each quarter of 2003, the six and five basis point rises in first and second quarters were slower than the 12 basis point rise in the third quarter and the additional eight basis point increase in the fourth quarter.

      The yield on our earning assets fell to 6.16% for the year ended December 31, 2003, compared to 6.87% for 2002, a reduction of 71 basis points, as our adjustable-rate assets continued to reprice at lower levels. Typically, these falling asset yields would be expected to result in the compression of the net interest margin, as adjustable-rate loans are systematic in their repricing, while time deposit rates tend to lag the downward movement in major rate indexes. However, while our asset yields declined over the course of the year, we were able to avoid the margin compression that usually follows by combining three factors: growth in checking and money market products, increasing our usage of wholesale funds in the first half of the year, and repricing our time deposits at more favorable terms in the second half of the year.

      Our utilization of wholesale funds was largely focused on FHLB advances. The increased use of FHLB advances as a funding source in 2003 had two primary implications for net interest income. First, when interest rates were declining in 2003, our time deposit rates typically lagged the movements of wholesale market rates, and thus increasing wholesale borrowings frequently allowed us to lock in a lower cost of funds. Second, on a forward-looking basis, as these wholesale borrowings are tied to major market indexes, they should reprice in a manner similar to index-linked adjustable-rate loans.

      In addition to the previously mentioned growth in checking and money market accounts, another deposit-related factor that contributed to the net interest margin improvement was the reduction in our time deposit costs in the third and fourth quarters. Despite growth of over $28 million in time deposit balances from year-end 2002 to 2003, the interest paid on these deposits fell approximately $2.2 million in 2003. As noted earlier, our time deposit pricing typically lagged the declines in wholesale fund rates observed in early 2003. By the third quarter, however, our time deposit rates were adjusting to reflect the prevailing market rates. Consequently, new deposits in the last half of 2003 were typically acquired at rates below those paid earlier in the year, and time deposits maturing in the last half of 2003 were largely retained at rates below their maturing rate. The benefit from the more favorable pricing was most pronounced in the third and fourth quarters.

      The declining deposit pricing, together with the locking in of additional wholesale funds earlier in the year, resulted in the cost on interest bearing liabilities dropping 80 basis points in 2003 to 2.44%, compared to 3.24% in 2002. These factors offset our declining asset yields and translated to the net interest margin of 3.99% for the year ended December 31, 2003, improving from 3.88% in 2002 and 3.34% in 2001.

      Our forecast for the first quarter of 2004 is for a net interest margin in the 4.00%-4.10% range. This outlook depends upon key assumptions including, but not limited to, loan and deposit growth, mix, pricing, loan repayment behavior, and a stable short-term rate environment.


OTHER OPERATING INCOME

      Other operating income rose in 2003 to $3,663,000, from $3,237,000 the previous year, and $4,030,000 in 2001. The improvement in the current year was largely due to increased rental income from the purchase of our Corporate Headquarters, First Mutual Center. Other operating income is composed of five categories, one of which, "gain on sales of loans," is further divided into three sub-categories.

GAIN ON SALES OF LOANS
                                                2003        2002         2001
                                              --------   ----------   ----------
      Consumer (Sales Finance) Loan Sales...  $410,000   $  522,000   $  357,000
      Residential Loan Sales................   469,000      553,000    1,183,000
      Commercial Loan Sales.................   105,000       52,000          --
                                              --------   ----------   ----------
      Total Gain on Sales of Loans..........  $984,000   $1,127,000   $1,540,000
                                              ========   ==========   ==========


CONSUMER LOAN SALES

      The gain on our consumer loan sales has varied over the past three years in response to strategic changes in this part of our business. The home improvement loan program, which is our primary type of consumer loan, was developed by our Sales Finance Department. For a number of years, that Department focused its activities in the Northwest, until 2001, when we opened an office in Florida to cover the eastern United States. With the expansion into new territory and the addition of an office on the East Coast, we felt that it was prudent to sell home improvement loans originated outside of the Northwest, our normal lending area. In 2001, we sold $6.7 million of consumer loans for a gain of $357,000. The previous year our gain on home improvement loans amounted to only $16,000.

      In the fall of 2002, we evaluated the historical performance of the consumer loans closed outside the Northwest and reconsidered our earlier decision to sell those loans. The yield on the home improvement loan portfolio was greater than our other loan portfolios, and the level of charge-offs and non-performing assets had been very satisfactory. Because our transition to the retention of those loans did not begin until the fourth quarter of 2002, loan sales that year totaled $16.9 million, with a net gain of $522,000.

      In late summer 2003, we again altered our position on consumer loan sales. The home improvement loan portfolio had grown dramatically, and at that time accounted for 25% of our total loan growth. Although the performance of that portfolio continued to remain satisfactory, we believed that we would be well served to sell a portion of those loans. Loan sales in 2003 totaled $12.9 million, with 53% of those sales occurring in the fourth quarter. The gain for the year was $410,000. Our outlook for 2004 is for loan sales to range from $20$40 million. Even with the increased level of sales, we still expect the home improvement loan portfolio to grow by 20%-30%.


RESIDENTIAL LOAN SALES

      The gain on residential loan sales has trended downward over the last three years, from $1.2 million in 2001 to $469,000 in 2003. The activities affecting the gains in residential lending can be grouped into three general categories.

                                                  2003       2002        2001
                                                --------   --------   ----------
      Sale of Mortgage Servicing Rights.......  $ 43,000   $237,000   $  858,000
      Gain/Loss on Interest Rate Lock and
        Forward Commitments...................   (11,000)    31,000      214,000
      Secondary Marketing Gains/Losses........   437,000    285,000      111,000
                                                --------   --------   ----------
      Total Residential Gain on Sales of Loans  $469,000   $553,000   $1,183,000
                                                ========   ========   ==========

      SALE OF MORTGAGE SERVICING RIGHTS. The gains on servicing rights have fallen dramatically in the last three years, as a result of our decision to eliminate the residential servicing portfolio. In the fall of 1997, we evaluated the loan servicing market and initiated a series of sales that eventually led to the liquidation of our residential servicing portfolio. Those bulk sales totaled $93 million in 1998, $51 million in 2000, $78 million in 2001, and $19 million in 2002. There were no servicing sales in 2003; the gain of $43,000 reported in 2003 is the final settlement of a sale that occurred in late 2002. The decision to sell our servicing portfolio was prompted by our concern that increased loan prepayments, caused by falling interest rates, would diminish the value of the servicing portfolio. That decision in 1997 to sell our servicing portfolio was a fortuitous action as interest rates have since declined substantially.

      GAIN/LOSS ON INTEREST RATE LOCKS AND FORWARD COMMITMENTS. Gains or losses on rate locks and forward commitments are the result of Statement of Financial Accounting Standards (SFAS) No. 133, ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES, as amended, which became effective on January 1, 2001. The accounting standard requires the mark-to-market of all interest-rate locks on loans pending sale into the secondary market and forward commitments. Interest-rate locks occur when we guarantee a rate on a loan for a set period, typically a 15-, 30-, or 45-day period, while the loan is being processed. During that period our obligation is considered a financial derivative. Forward commitments, on the other hand, are contracts that we have with security dealers to deliver loans at a set price. Those contracts are usually in $1 million amounts with a 90-day term. They are also considered to be financial derivatives.

      The change between 2001 and 2002 is less than it initially appears because in 2001, the first year for the new accounting statement, a loss was reported separately as a change in accounting principle. That loss was $155,000 after tax, or $235,000 before tax. After the two figures are added together, the pre-tax loss in 2001 from marking-to-market the rate locks and forward commitments was $21,000, compared to a gain of $31,000 in 2002, and a loss of $11,000 in 2003.

      Market gains or losses occur whenever there is a change in mortgage rates. If interest rates decline, the mark-to-market of forward commitments results in a loss. Just the opposite is true for interest-rate locks. The amount of gain/loss at the end of a financial statement period depends on which direction interest rates have moved and the relative totals of forward commitments to interest-rate locks. At year-end 2003, the loan amounts underlying the interest-rate lock commitments totaled $1.7 million and there were no outstanding forward commitments.


      SECONDARY MARKETING GAINS/LOSSES. Secondary market gains/losses are the cash gains or losses from the sale of loans into the secondary market, the resulting gain/loss from the settlement, called "pair-offs," of forward commitments and the gain from mortgage servicing rights. Secondary market fees amounted to a gain of $437,000 in 2003 compared to gains of $285,000 in 2002 and $111,000 in 2001. Our residential loan sales were up slightly, at $58.4 million in 2003, from $53.5 million in 2002. Both years were down sharply from loan sales of $76.6 million in 2001.

      The relative poor results in 2001, considering the greater level of loan sales, was largely due to a $399,000 loss in pair-off fees. Pair-off gains/losses occur when forward commitments settle without the corresponding loans being delivered into the secondary market at the same time. This happens on a routine basis as the forward commitments are typically for a 90-day period, while it often takes either more or less time to close and deliver a loan into the secondary market. Our pair-off fee loss of $196,000 in 2002 dropped to a loss of $57,000 in 2003. In the last couple of years, we have reduced our reliance on forward commitments preferring instead to sell most of our loans on a "best efforts" basis. With a best-efforts contract, we are not obligated to deliver a loan in which the borrower, after initiating a loan application with us, subsequently chooses to originate his/her loan with another lender. Although the risk of incurring pair-off losses is less with a best-efforts contract, the opportunity for gain is also reduced.


COMMERCIAL LOAN SALES

      Our commercial loan sales have gradually increased their presence in terms of gain on sale of loans. The gains were $105,000 in the most recent year, up from $52,000 in 2002. There were no comparable gains in 2001. Loan sales have also edged up over the last three years, from $14.3 million in 2001, to $19.1 million in 2002, and $24.5 million in 2003. Unlike our residential and consumer loan operations, the primary purpose of a commercial loan sale is to accommodate our customers by increasing our capacity to lend to any given individual. We expect to see a continued increase in commercial loan sales as we grow the commercial loan portfolio, and thus the number of customers that we serve.


SERVICING FEES, NET OF AMORTIZATION

      In 2003, net service fee income from the mortgage servicing portfolio totaled $69,000, compared to $103,000 in 2002 and $106,000 in 2001. Service fees principally consist of the fees that we collect for servicing loans for others, and in the last three years that has not been a significant source of fee income. For residential loans, we routinely sell the servicing rights along with the underlying loan. In prior years we followed the same practice with our consumer loans. The only loan sales in which we retained the servicing rights occurred in our commercial area. However, with the shift from retaining consumer loans to selling a significant portion of the new originations, the servicing portfolio will grow. The effect in fee income will not be significant in any given year, but to the extent that we continue to sell consumer and commercial loans servicing fee income should gradually increase.


GAIN ON SALES OF INVESTMENTS

      Our gains amounted to $663,000 in 2003, as compared to $508,000 in 2002, and $1,165,000 in 2001. Because of declining mortgage rates for the last three years, it has been to our advantage to sell a security and realize a gain on that sale rather than wait for the security to prepay at par with no gain. Security sales this year amounted to $39 million, compared to $35 million in 2002 and $44 million in 2001. We have also executed a par value sale of $5 million, with a gain of $71,000, which will be reflected in our first quarter 2004 results. We don't anticipate that 2004 security sales will approach the levels that we have seen in the last three years, as interest rates edged up last summer and reduced the attractiveness of those sales. Of course, if mortgage rates were to move significantly down from their present levels we would once again be interested in capturing market gains before the underlying loans repaid at par.

      The investment gains seen in 2001 included a gain of $464,000 on the sale of an ATM network that liquidated our interest in the TransAlliance Limited Partnership. The general partner, Electronic Data Systems (EDS), purchased our interest along with that of the other limited partners.


FEES ON DEPOSIT SERVICES

      Deposit fee income has steadily increased over the last three years, from $334,000 in year 2001 to $472,000 last year, and $516,000 in 2003. Virtually all that income is attributable to checking accounts, where balances have increased from $33 million in 2001 to $62 million in 2003. In the last 12 months, the growth in business checking accounts has been particularly strong, up 37% from $17.5 million last year to $23.9 million in 2003.


OTHER INCOME

      Other income is composed of a variety of sources, of which rental income currently constitutes the most significant item. Our fee income from this source was $713,000 in 2003, up sharply from $99,000 in the two prior years. The increase in rental income is largely the result of the purchase in March 2003 of our Corporate Headquarters, First Mutual Center. Located in Bellevue, First Mutual Center is a seven-story building that we acquired for $12 million. At year-end 2003, we occupied 39% of the building. The remainder of the building is available for lease, and of that portion of the property 53% is presently occupied. We are hopeful that by December 2004 we will be able to lease a significant portion of the vacant space.

      In years 2002 and 2001 the principal source of other income was loan fees. Revenue from loan fees totaled $579,000 in 2002 and $458,000 in 2001. The comparable figure for this year is $281,000. Loan fees are largely composed of prepayment and extension fees, which accounted for 91% of loan fee income in 2001, 87% in 2002, and 71% this year. The spike in mortgage rates in the third quarter of 2003 adversely influenced fee income from these sources. The outlook for 2004 is most likely to be a further decline from the results seen in 2003. In the first half of the year we reported loan fee income of $183,000. Our loan fee income fell to $98,000 in the second half, trending down from $55,000 in the third quarter to $43,000 in the fourth quarter.


OTHER OPERATING EXPENSES

      Our operating expenses rose $3.36 million, or 20%, to $20.5 million in 2003, compared to $17.2 million in the prior year. This followed increases of $2.86 million, or 20%, in 2002 and $2.20 million, or 18%, in 2001. The increased expense in 2003 followed a three-year trend in which costs have risen as a result of additional staffing expenses brought on by our loan and deposit growth, and higher commission and incentive plan payouts. Also contributing to the growth in costs in 2003 were increases in costs tied to our sales finance portfolio and lending operations.


SALARIES AND EMPLOYEE BENEFITS

      Salary and benefit expenses rose $2.2 million, or 22%, from $10.2 million in 2002 to $12.4 million for 2003, and accounted for most of the increase in operating expenses. This rate of increase was comparable to the increases of 21%, or $1.8 million, in 2002, and 18%, or $1.3 million, in 2001. While the additional expense was primarily attributable to salaries and benefits for staff added during the year, higher loan officer commissions and incentive plan payments also contributed to the increase.

      The growth in salary and benefit expenses was largely the result of higher staffing levels relative to the same period in 2002. Between December 31, 2002 and 2003, our staffing level, as measured by full-time-equivalent (FTE) employee count, rose 23% from 164 FTE at December 31, 2002, to 201 at December 31, 2003. This followed an increase from 143 FTE at year-end 2001. Most of this growth was centered in loan and deposit servicing areas, particularly those related to sales finance lending and consumer loan servicing, and was made necessary by the significant loan growth that occurred in 2003. Additionally, the new Woodinville and Sammamish banking centers opened in the third and fourth quarters of 2003, accounting for seven of the new employees. We also added four positions in our information systems area to ensure that our technology continues to support our growth. The 2002 additions were primarily centered in lending departments, including business banking and residential lending, which grew their personnel counts by 50% and 56%, respectively.

      Also contributing to the increase in costs were higher commissions and bonus expenses, which rose $481,000, or 39%, to $1.71 million in 2003, up from $1.23 million in 2002, as well as other incentive compensation, which increased $169,000. The rising commission expense was, in part, a product of new deposit and loan incentive plans for our business banking and community business banking officers. The incentive programs for our banking centers were another factor that contributed to increased compensation expense. As previously noted, deposit growth over the last year has been centered largely in checking and money market accounts, including business checking accounts. The increase in other incentive compensation was attributable to the accrual of a year-end bonus as a result of the improved financial performance of the Bank over the past year.

      One of the issues that complicates the reporting of compensation expense is the deferral of loan origination costs. In accordance with the current accounting literature, standard loan origination costs are deferred and amortized over the life of the loan. The standard loan costs, which are determined for each loan type, are then deducted from operating expense, with the net figures reported in the financial statements. Compensation is thus comprised of the expected items such as salaries, benefits and commissions, but also the effect of deferred loan origination costs, which can vary substantially from year to year, as seen in the following chart.

                                            2003          2002          2001
                                       ------------  ------------  ------------
      Salaries and Benefits..........  $ 14,370,000  $ 11,483,000  $  9,291,000
      Deferred Loan Origination Costs    (1,915,000)   (1,247,000)     (825,000)
                                       ------------  ------------  ------------
      Net Salaries and Benefits Costs. $ 12,455,000  $ 10,236,000  $  8,466,000
                                       ============  ============  ============
      Loan Originations..............  $424,364,000  $342,201,000  $323,058,000
                                       ============  ============  ============

OCCUPANCY

      Our occupancy expense was little changed, rising $90,000, or 4%, to $2.44 million in 2003. This was substantially less than the increase in the two previous years, including a 10% increase in occupancy expense from $2.13 million to $2.35 million in 2002, as well as the 2001 increase, when costs rose 18%.

      Despite the modest overall change from the prior year, there were significant differences among various expense categories as a result of the acquisition of our corporate headquarters, First Mutual Center. Our rent and lease expense declined $516,000, or 62%, compared to 2002, based on the elimination of lease expense on First Mutual Center. That benefit was partly offset by the additional lease and occupancy expenses of our new Sammamish and Woodinville banking centers. Also offsetting the reduced corporate headquarters lease costs were increased expenses for maintenance and repairs, utilities, property taxes, and depreciation on First Mutual Center. The growth in occupancy expense in prior years was attributable to the opening of new banking centers and a loan production office, as well as the leasing of additional space at the First Mutual Center building.


OTHER EXPENSES

      Other expenses rose $1.05 million, or 23%, from $4.57 million in 2002 to

$5.62 million in 2003, largely due to costs related to our sales finance loan portfolio, office supplies, marketing, and technology related expenses. This rate of increase was comparable to that of 2002, when expenses rose $868,000, or 23%, and to 2001, when costs grew $571,000, or 18%.

      The single most significant jump in other operating expense was the increase in credit insurance premiums for our sales finance loan portfolio. In the fourth quarter of 2002, we began to insure against default risk on sales finance loans to borrowers with credit scores below a certain level. We utilized insurance policies designed to reimburse us for credit losses up to a set amount for each pool of insured loans. The insurance premiums for this coverage, approximately 2% of insured balances, rose from $9,000 in 2002 to nearly $258,000 in 2003, based on the growth of insured loans within the sales finance portfolio. As of December 31, 2003, insured loans accounted for approximately 37% of the total sales finance portfolio and roughly 47% of new loan volumes. Based on the current portfolio and new volume mix, we expect the level of insured loans to continue to increase, and with it, the expense related to credit insurance.

      In addition to the expense associated with this insurance, our sales finance activities have also resulted in increased out-of-state income tax expenses. As a result of expanding the territory in which our Sales Finance Division operates to 38 states, this expense grew from $26,000 in 2002 to nearly $82,000 in 2003, an increase of 211%.

      Our office supplies expense rose approximately $146,000, or 47%, in 2003 to $454,000. This followed an increase of $79,000, or 35%, in 2002. The rising cost of supplies in recent years is largely attributable to growth in staff and loan volumes over the periods. As our business lines grow and require additional staff, our demand for general office supplies increases. Additionally, the growth in loan applications and originations in 2003 further increased demand for forms and other office supplies.

      Marketing expenses, to promote our banking centers and commercial banking segment, were also significantly higher relative to the prior year, totaling $918,000, an increase of $270,000, or 42%, over 2002. This was the second significant increase in as many years, as marketing expense had risen substantially in 2002 following the establishment of a new Marketing Department in late 2001. At the end of 2002, we expected that marketing expenditures would again increase significantly in 2003. We believe that our current level of marketing support is adequate and do not anticipate that those costs will increase materially from their present levels.

      Internet and data processing related costs rose $172,000, or 31%, from their 2002 levels, totaling $721,000 in 2003. This increase was primarily attributable to our growth in 2003, which required expenditures for improved infrastructure to accommodate the increased data flow, as well as higher processing costs on an ongoing basis. Additionally, set-up costs associated with our new Woodinville and Sammamish banking centers further contributed to the increase in data processing expenses.

      Legal costs for 2003 rose 6% over the prior year level, totaling $404,000. While legal fees related to routine corporate matters actually declined slightly from the prior year, additional real estate owned (REO) and repossessed asset related expenses resulted in the overall increase. The rate of increase in 2003 was substantially less than the 27% observed in 2002, when legal expenses rose from $300,000 to $381,000. The increase that year resulted in large part from a combination of fees incurred in repurchasing approximately 20% of our outstanding stock from MGN Group LLC, an institutional investor, and the nationwide expansion of our Sales Finance lending activities.

      Additionally, expenses associated with miscellaneous outside services rose $172,000, or 55%, compared with the prior year. Among the factors contributing to the increase were outside services associated with the purchase of First Mutual Center, and a change in our interest rate risk modeling service provider at the end of 2002.


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

      The determination of the level of reserves, and thus any additional provision, is arrived at through a process that begins with the Asset Management Department. That department analyzes the loan portfolio from a historical credit perspective and a composition and geographic concentration viewpoint. The Asset Management Department then prepares an economic analysis of the Puget Sound region to include, when appropriate, employment forecasts, housing sales, vacancy rates, and commercial real estate analysis. That information is then reviewed by our Loan Policy Committee, which further evaluates national and international trends and makes a recommendation as to the loan loss provision to the Audit Committee of the Board of Directors. The Audit Committee considers the input of the Asset Management Department and the recommendation of the Loan Policy Committee and determines the appropriate level of reserves. The Board of Directors reviews and ratifies the actions of the Audit Committee.

      The provision for loan losses has increased over the last three years from $365,000 in 2001 to $910,000 last year to $1,150,000 in 2003. A number of considerations have contributed to that trend, including the growth in the loan portfolio, an ongoing assessment of the local and national economies, the increase in the amount of charged-off loans, and the level of non-performing assets.

      During 2003, the net loan portfolio (excluding loans held-for-sale) increased $101 million. Most of that growth was in the residential loan area, which is generally considered lower risk than the commercial real estate or business banking loans, although the economy in the Northwest can have a significant effect on the performance of all loan types. Our loan growth in 2002 was $52 million, down from $90 million in 2001.

      The national economy, as measured by Gross Domestic Product, was particularly strong in the last half of 2003, up over 8% in the third quarter. Although we remain cautious about the regional economic conditions, we have seen signs of improvement. The Puget Sound Index increased 2.3% in the third quarter and the Puget Sound Forecaster expects continued growth in 2004. That upbeat view is dramatically different from our perspective in 2002. Last year, both the national and local economic environments were a concern, with the Northwest economy significantly weaker than the national economy.

      Loans that we have charged off, net of recoveries, totaled $498,000 this year, up from $188,000 in 2002 and $62,000 the prior year. The upward trend in charged-off loans is largely attributable to the home improvement loan portfolio. That portfolio accounted for 82% of the net charged-off loans in 2001, 78% in 2002, and 65% this year. While we do insure a portion of our home improvement loan portfolio, we do continue to experience charge-offs on the portion that is not covered by insurance. The level of charged-off loans is commensurate with that type of business, and within the industry norm. We anticipate that the amount of charged-off loans will rise as the home improvement loan portfolio increases in size and existing loans mature.

      Another factor that has influenced the amount of the loan loss provision for the last three years has been the level of non-performing assets as a percentage of total assets. That ratio was 0.06% at year-end 2003, and compares to 0.28% last year, and 0.08% in 2001. The comparative ratio for FDIC-insured institutions was 0.77% at September 30, 2003, and 0.90% at year-end 2002. For a number of years, we have experienced better than average ratios for non-performing assets. If the economy were to deteriorate, we are hopeful that our past credit underwriting will continue to allow us to outperform other financial institutions in regard to nonperforming assets.


ADOPTION OF NEW ACCOUNTING PRINCIPLES

      In January 2003, the FASB issued Interpretation No. 46, CONSOLIDATION OF VARIABLE INTEREST ENTITIES (VIE), as amended and interpreted. It defined a VIE as a corporation, partnership, trust, or any other legal structure used for the business purpose that either does not have equity investors with voting rights or has equity investors that do not provide sufficient financial resources for the entity to support its activities. This Interpretation will require a VIE to be consolidated or deconsolidated by a company generally based on the risk of loss or return. Effective December 31, 2003, we adopted Interpretation No. 46. Accordingly, our VIEs in the form of trusts set up to issue Trust Preferred Securities have been deconsolidated. The adoption of the Interpretation did not have a significant impact on our financial position or results of operations.

      In April 2003, the FASB issued Statement No. 149, AMENDMENT OF STATEMENT 133 ON DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES. This Statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under FASB Statement No. 133, ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES. This Statement is effective for contracts entered into or modified after June 30, 2003. Adoption of the Statement did not result in an impact on our statement of financial position or results of operations.

      In May 2003, the FASB issued Statement No. 150, ACCOUNTING FOR CERTAIN FINANCIAL INSTRUMENTS WITH CHARACTERISTICS OF BOTH LIABILITIES AND EQUITY. This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability, or an asset in some circumstances. Many of those instruments were previously classified as equity. This Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatory redeemable financial instruments of nonpublic entities. Adoption of the Statement did not result in an impact on our statement of financial position or results of operations.


CRITICAL ACCOUNTING POLICIES AND ESTIMATES

      The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect amounts reported in the consolidated financial statements. Changes in these estimates and assumptions are considered reasonably possible and may have a material impact on the consolidated financial statements and thus actual results could differ from the amounts reported and disclosed herein. We consider the assumptions and estimates underlying the allowance for loan losses, servicing assets, and loan origination fees and costs critical accounting policies subject to estimates.

      For additional information regarding the allowance for loan losses, see "Reserve and Provision for Loan Losses" in this Management Discussion and Analysis and "Loans Receivable, Loans Receivable Held-For-Sale, and Reserve for Loan Losses" in Note 1 to the Consolidated Financial Statements. For additional information regarding servicing assets, see "Gain on Sales of Loans" in this Management Discussion and Analysis and "Servicing Assets" in Note 1 as well as "Note 7 - Servicing Assets and Servicing Fees" in the Consolidated Financial Statements. For additional information regarding loan origination fees and costs, see "Loan Fee Income and Interest Income on Loans Receivable" in Note 1 to the Consolidated Financial Statements. These critical accounting policies are also discussed in the "Critical Accounting Policies" section of the 10K.


REVIEW OF FINANCIAL CONDITION

INVESTMENT SECURITIES

      Investment securities increased from $75 million at year-end 2002 to $87 million as of December 31, 2003, a rise of 16%. There was considerable activity within the securities portfolio during the year. Security purchases in 2003 totaled $77 million, sales of securities amounted to $39 million, while approximately $11 million in securities were either called or matured. The security sales were executed to both take advantage of market gains and, as a defensive measure, to realize premiums on securities before they prepaid at par.

      The current investment securities balance, as of January 31, 2004, is $94 million. In January, we sold $5 million in mortgage-backed instruments, resulting in a gain of $71,000. We also purchased two securities totaling $10 million, which will settle in March. Our plan in 2003 was to increase our investment portfolio by $14 million. The actual result for the year was growth of $12 million, which we consider to be reasonably close to our forecast. Our budget for 2004 envisions virtually no growth in the investment portfolio. We continue to be concerned about significantly increasing the portfolio at rate levels that are at 45-year lows for short-term rates.


LOANS

      The loan portfolio is segregated into two components: loans held-for-sale and loans receivable. Loans held-for-sale are pending sale and delivery to an investor.

      Loans held-for-sale totaled $10 million at December 31, 2003, a decrease of $3 million from the previous year-end. It is not unusual for the balance in loans held-for-sale to change significantly from year to year. The normal balance is in the range of $4 million-$12 million, but will vary with lending and refinancing activity.

      Portfolio loans increased 16% in 2003, from $622 million at December 31, 2002, to $724 million at year-end 2003. The growth in the loan portfolio is the result of a sharp increase in portfolio loan originations, which was partially offset by a rise in the repayment of loans. Loans closed for the portfolio totaled $331 million in 2003, up from $245 million in 2002. Loan principal repayments, which were $181 million in 2002, increased this year to $204 million.


DEPOSITS

      Deposits grew $87 million, or 17%, in 2003, compared to an increase of $68 million in 2002. The comparative ratio for FDIC-insured institutions was an increase of 9% in the 12 months ending September 30, 2003. Included in both years' deposit growth are brokered deposits, of which $17 million was acquired in 2002, and $5 million in 2003.

      The change in the mix of funds in the last couple of years has been encouraging, as that growth has been characterized by an emphasis on low-cost deposits. Money market and checking accounts were up $58 million in 2003, and constituted 70% of the growth in deposits, excluding brokered deposits. In the prior year, excluding the $17 million of brokered deposits, money market and checking accounts were responsible for 49% of the increase in deposits. Part of the success in the last two years can be attributed to the newer business lines, business and community banking. Business checking account balances alone rose 37% this year. We have focused much of our resources, both management and financial, on those business lines, and we look forward to continuing that level of emphasis in 2004.


MARKET RISK SENSITIVE INSTRUMENTS

      Market risk is defined as the sensitivity of income and capital to changes in interest rates and other relevant market rates or prices. Our profitability is largely dependent on our net interest income. Consequently, our primary exposure to market risk arises from the interest rate risk inherent in our lending, mortgage banking, deposit, and borrowing activities. Interest rate risk is the risk to earnings or capital resulting from adverse movements in interest rates. To that end, we actively monitor and manage our exposure to interest rate risk.

      A number of measures are utilized to monitor and manage interest rate risk, including net interest income and economic value of equity simulation models, as well as a traditional "gap" model. We prepare these models on a monthly basis for review by our Asset Liability Committee (ALCO), senior management, and Board of Directors. The use of these models requires us to formulate and apply assumptions to various balance sheet items. Assumptions regarding interest rate risk are inherent in all financial institutions, and may include prepayment speeds on loans and mortgage-backed securities, cash flows and maturities of financial instruments held for purposes other than trading, changes in market conditions, loan volumes and pricing, deposit sensitivities, consumer preferences, and capital leverage plans. We believe that the data and assumptions used for our models are reasonable representations of our portfolio and possible outcomes under the various interest rate scenarios. Nonetheless, these assumptions are inherently uncertain; therefore, the models cannot precisely estimate net interest income or predict the impact of higher or lower interest rates on net interest income. Actual results may differ significantly from simulated results due to timing, magnitude and frequency of interest rate changes, and changes in market conditions and specific strategies, among other factors.

NET INTEREST INCOME (NII) AND ECONOMIC VALUE OF EQUITY (EVE) SIMULATION MODEL RESULTS

                         DECEMBER 31, 2003               DECEMBER 31, 2002
                         PERCENTAGE CHANGE               PERCENTAGE CHANGE
CHANGE IN          -------------------------------------------------------------
INTEREST RATES     NET INTEREST   ECONOMIC VALUE   NET INTEREST   ECONOMIC VALUE
(IN BASIS POINTS)     INCOME        OF EQUITY         INCOME        OF EQUITY
----------------   -------------------------------------------------------------
+200............       1.14%          (8.50)%           1.94%        (10.58)%
+100............        N/A           (5.06)%            N/A          (3.89)%
-100............      (1.18)%          2.34%           (1.44)%         0.18%
-200............         *               *                *              *
------------
* Because a large percentage of our loan portfolio is tied to indexes that are at historically low levels, a downward 200 basis points scenario could not be computed.


NET INTEREST INCOME SIMULATION

      The "net interest income" figures in the above table refer to changes from "base case" and assume a zero-growth balance sheet and a steady increase or decrease in interest rates over a 12-month period. Base case is our forecast of net interest income if rates were to remain unchanged from the current rates.

      The December 31, 2003 results of our income simulation model indicate that our net interest income is projected to increase by 1.14% in an environment where interest rates increase by 200 basis points (bps), and decline 1.18% in a 100 bps falling interest rate scenario. The magnitudes of these changes suggest that there is little sensitivity in net interest income over a one-year horizon, with relatively consistent net interest income in the base case projection and the rising and falling rate ramp scenarios.

      Net interest income sensitivity is also affected by the rate floors on our loan portfolio. If the fully-indexed rate on one of these loans reaches a level significantly below the level of the rate floor, the loan effectively becomes a fixed-rate instrument and may not reprice upwards in a rising rate scenario. Consequently, in the rising rate scenario, the revenue generated on a significant percentage of the loan portfolio remains constant as funding costs rise.

      Incorporated into the model assumptions is the observed tendency for loan and investment prepayments to accelerate in falling interest rate scenarios and slow when interest rates rise. In all interest rate scenarios, the size of the balance sheet is assumed to remain stable, with no balance sheet growth or contraction regardless of interest rate movements. Therefore, implicit in this assumption are additional assumptions for increased new securities purchases and loan originations at lower interest rate levels to offset accelerated prepayments, and conversely, reduced security purchases and loan production when rates increase and prepayments slow.

ECONOMIC VALUE OF EQUITY (EVE) SIMULATION

      The EVE analysis goes beyond simulating earnings for a specified period to estimating the present value of financial instruments in our portfolio, and then analyzing how the economic value of the portfolio would be affected by various alternative interest rate scenarios. The portfolio's economic value is calculated by generating principal and interest cash flows for the entire life of all assets and liabilities, then discounting these cash flows back to their present values. The assumed discount rate used for each projected cash flow is a current market rate, such as a London Interbank Offering Rate (LIBOR), FHLB, or swap curve rate, and from alternative instruments of comparable risk and duration.

      In the simulated 200 bps upward shift of the yield curve, the discount rates used to calculate the present values of assets and liabilities will increase, causing the present values of both assets and liabilities to fall, with more prominent effects on longer-term, fixed-rate instruments. Additionally, when interest rates rise, the cash flows on our assets will typically decelerate as borrowers become less likely to prepay their loans. As the cash flows on these assets are shifted further into the future, their present values are further reduced. Based on our December 31, 2003 model results, the effects of rising rates were more pronounced for our assets, which would have declined in value by an estimated 3.16% versus an approximately 2.61% decline in the value of liabilities. Consequently, the economic value of our equity was negatively impacted in this scenario, declining 8.50%.

      The opposite occurs when rates decline, as the discount rates used to calculate the present values of assets and liabilities will decrease, causing the present values of both assets and liabilities to rise. The EVE is expected to be positively impacted in this scenario. Counteracting this effect, however, is the tendency of cash flows to accelerate in a falling rate scenario, as borrowers refinance their existing loans at lower interest rates. These loan prepayments prevent the present values of these assets from increasing in a declining rate scenario, illustrating an effect referred to as negative convexity. Taking this negative convexity into account, the simulation results indicated that the impact to EVE was less pronounced in the falling rate scenario. In this case, the economic values of both assets and liabilities at December 31, 2003 were positively impacted when rates were assumed to fall by 100 bps, assets by 1.47% and liabilities by 1.38%. This resulted in a positive impact to the economic value of our equity of 2.34%.

      These sensitivity analyses do not necessarily represent forecasts. As previously noted, there are numerous assumptions inherent in the simulation model as well as in the gap report, including the nature and timing of interest levels, the shape of the yield curve, prepayments on loans and securities, deposit decay rates, pricing decisions on loans and deposits, reinvestment/replacement of asset and liability cash flows, customer preferences, and competitor and economic influences.


ASSET AND LIABILITY MANAGEMENT

      Our primary objective in managing interest rate risk is to minimize the adverse impact of changes in interest rates on our net interest income and capital, while structuring the asset and liability components to maximize net interest margin, utilize capital effectively, and provide adequate liquidity. We rely primarily on our asset and liability structure to control interest rate risk.

      Asset and liability management is the responsibility of the Asset Liability Committee, which acts within policy directives established by the Board of Directors. This committee meets regularly to monitor the composition of the balance sheet, to assess projected earnings trends, and to formulate strategies consistent with the objectives for liquidity, interest rate risk, and capital adequacy. The objective of asset/liability management is to maximize long-term shareholder returns by optimizing net interest income within the constraints of credit quality, interest rate risk policies, levels of capital leverage, and adequate liquidity. Assets and liabilities are managed by matching maturities and repricing characteristics in a systematic manner. In addition to the above simulation models, an interest "gap" analysis is used to measure the matching of our assets and liabilities and exposure to changes in interest rates.


GAP MODEL

      The gap model quantities the mismatch between assets maturing, repricing, or prepaying within a period, and liabilities maturing or repricing within the same period. A gap is considered positive when the amount of interest-rate-sensitive assets exceeds the amount of interest-rate-sensitive liabilities within a given period. A gap is considered negative in the reverse situation.

      Our 12-month interest rate sensitivity gap, expressed as a percentage of assets, fell from 16.5% at year-end 2002 to 7.9% at December 31, 2003. These results indicate that we remain asset sensitive, or positively gapped, with more assets than liabilities expected to mature, reprice, or prepay within the next year, though less so than at the 2002 year-end. The gap report has implied an asset sensitive position for a number of quarters, dating back to September 2001. The change in the gap was driven by the mix of the additions to each side of the balance sheet during 2003, as well as the overall balance sheet growth.

                     ONE-YEAR INTEREST RATE SENSITIVITY GAP

                                                          12/31/03     12/31/02
                                                          --------     --------
                                                             (IN THOUSANDS)

      One-Year Repricing/Maturing Assets..............    $632,428     $600,577
      One-Year Repricing/Maturing Liabilities.........     564,707      477,932
                                                          --------     --------
      One-Year Gap....................................    $ 67,721     $122,645
                                                          ========     ========
      Total Assets....................................    $860,844     $745,295
                                                          ========     ========
      One-Year Interest Rate Gap as a
        Percentage of Assets..........................      7.9%        16.5%

      Asset growth of nearly $116 million, or 15.5%, in 2003 was centered in assets that would not be subject to maturity or repricing in the following 12 months. These assets included $12 million for the purchase of our corporate headquarters, First Mutual Center, and $30 million of growth in fixed-rate consumer loans. Also falling into this category were new single and multifamily residential and commercial real estate adjustable-rate loans (ARMs), often tied to one-year FHLB or LIBOR indexes, but for which the interest rate is fixed for the first three to ten years of the loan. Overall, those assets not subject to maturity or repricing within 12-months rose nearly $84 million over the year, while assets expected to mature or reprice within the 12-month time horizon increased approximately $32 million from their level as of December 2002.

      By comparison, liabilities subject to maturity or repricing in the next 12 months rose approximately $87 million over the prior year-end. This increase was the result of many factors, including growth in money market accounts, a shift in time deposits from longer-term instruments to shorter-term six- and seven-month certificates, as well as a net increase in FHLB advances maturing within the subsequent 12-month period. Money market account balances rose significantly, up $48 million from the year-end 2002 level. Balances of six- and seven-month time deposits increased from $33 million at December 2002 to $106 million at the 2003 year-end, in response to promotional rates offered in the second and third quarters. As total retail time deposits grew only modestly from December 2002 levels, the growth in six- and seven-month certificates largely represented a shift from other accounts, primarily nine- to 14-month time deposits. This shift from longer-term to shorter-term certificates contributed to the reduction in gap. Additionally, the volume of our FHLB borrowings scheduled to mature within 12-months increased by over $14 million compared to the prior year-end.

      The greater increase of liabilities maturing/repricing in the next 12 months versus assets maturing/repricing resulted in a net $55 million reduction in our dollar gap. This gap ratio was further reduced by the overall growth in the balance sheet during the period, which increased from $745 million to $861 million. The combined effect of these two factors led to the decline in the one-year gap ratio from 16.5% to 7.9% of total assets.

      We review interest rate trends on a monthly basis and employ hedging techniques where appropriate. These techniques may include financial futures, options on financial futures, interest rate caps and floors, interest rate swaps, and extended commitments on future lending activities. Typically, the extent of our off-balance-sheet derivative agreements has been the use of forward loan commitments, which are used to hedge our loans held-for-sale. Additionally, in 2002 we entered into an interest rate swap with the FHLB. The purpose of the swap is to protect against potential adverse interest rate volatility that could be realized from the Trust Preferred Securities issued in June 2002. The swap accomplishes this by fixing the interest rate payable for the first five years of the TPS' life.


ASSET QUALITY

      Non-performing assets totaled $538,000 at year-end 2003, compared to $2.1 million last year. Non-performing assets as a percent of total assets was 0.06% at the end of 2003, down from 0.28% at December

2002. The following table details the type of property held as collateral and our estimate as to any loss of principal and interest.


                              NON-PERFORMING ASSETS

Two single-family residences, Western WA. No anticipated loss........   $181,000
An unsecured line of credit. No anticipated loss.....................     24,000
Fifteen consumer loans. Full recovery anticipated from insurance
  claims.............................................................    141,000
Eighteen consumer loans. No anticipated loss.........................    159,000
Two consumer loans. We anticipate charging these loans off in the
  First quarter......................................................     22,000
                                                                        --------
Total Non-Performing Loans...........................................   $527,000
                                                                        --------
Repossessed property (principally spas and motorcycles)..............     11,000
                                                                        --------
Total Non-Performing Assets..........................................   $538,000
                                                                        ========

      Since year-end 2003, we have collected the full amount owed on the two single-family homes that totaled $181,000.


LIQUIDITY

      Our primary sources of liquidity are loan and security sales and repayments, deposits, and wholesale funds. Secondary sources include cash from operations, a line of credit with another financial institution at the Holding Company and the issuance of Trust Preferred Securities. Our principal uses of liquidity are the acquisition of loans and securities and the purchase of plant and equipment.

      In 2003, we originated $424 million in loans and purchased $77 million in securities. We funded most of that activity with $391 million in loan and security sales and repayments. The net difference, $110 million, was funded largely by an $87 million increase in deposits, a $10 million growth in FHLB borrowings, and the issuance of $8 million in Trust Preferred Securities. In 2002, the net funding shortfall of new loans and securities, less loan and security sales and prepayments, was $60 million. The comparable figure for 2001 was $19 million.

      Our funding from the inflow of deposits can vary widely from year to year. Deposit balances increased $87 million this year, compared to a rise of $68 million in 2002 and a loss of funds totaling $29 million in 2001. An outflow of deposits is unusual and has occurred only four times in the last 20 years. Our ability to raise liquidity to support our asset growth through deposits is dependent on our ability to compete with other financial institutions both on rate and service. Although we control the quality of service that we provide, we have no control over the prevailing rates in our marketplace.

      Our other primary source of liquidity is wholesale funds, which includes FHLB borrowings, brokered deposits, and reverse repurchase lines of credit. The most significant source of wholesale funds is FHLB borrowings. At year-end 2003, our FHLB borrowings amounted to $194 million, up $10 million from $184 million the prior year. FHLB borrowings at December 31, 2001 were $191 million. Our credit line with the FHLB, which is reviewed annually, has been established at 40% of assets. As a percentage of year-end assets, our FHLB borrowings were 22% this year, 25% in 2002 and 28% in 2001. The line is collateralized with securities and single-family and multifamily loans. The risks associated with this funding source include the reduction or non-renewal of the line. We also potentially have the risk of insufficient collateral to utilize the full line.

      Broker originated deposits totaled $22 million at year-end 2003, and $17 million in 2002. Brokered deposits do not require the use of collateral and are not restricted by the amount of funds that can be obtained from this source. Because of risk management practices, we tend to limit the utilization of this resource.

      Reverse repurchase lines are lines of credit collateralized by securities. We currently have lines totaling $50 million, of which the full amount is currently available. There was no usage of these lines in the previous two years. The risks attendant with these lines is the withdrawal of the line based on the credit standing of the Bank and the potential lack of sufficient collateral to support the lines.

      Our secondary sources of liquidity, cash from operations, the Holding Company line of credit, and the issuance of Trust Preferred Securities have a limited capacity to fund asset growth. Cash from operations is limited to the earnings activity of the Bank, while the other two sources are limited by our credit standing, and in the case of TPS, federal banking regulations.

      Cash from operations can be viewed, on a very limited basis, as net income adjusted for certain non-cash items such as the provision for loan loss, amortization and depreciation, and FHLB stock dividends. Liquidity from that source totaled $10 million in 2003, $9 million last year, and $8 million in 2001.

      The Holding Company has on three occasions issued Trust Preferred Securities. We issued $9 million in securities in 2002, and $4 million in January 2003 and again in December. This liquidity source serves the dual function of providing funds for operations and as a source of capital. Because the TPS funding source is more expensive than our other liquidity sources, it is used primarily for its capital sourcing properties (for a further discussion of TPS, see "Capital" following this section). The practical limit to this liquidity source is 50% of shareholder equity. Shareholder equity totaled $51 million at year-end 2003. Thus, the practical limit to this source is $25 million, of which we have funded $17 million to date.

      In addition to using liquidity to fund loans and securities, we routinely invest in plant and equipment, which is largely the acquisition of banking center properties. In March of 2003, we purchased our Corporate Headquarters for $12 million. The Woodinville banking center was completed this year, and a leased facility for a banking center on the Sammamish Plateau was opened. Our plans for 2004 include remodeling a number of our older banking centers.

      Four of our existing offices are particularly dated and require extensive remodeling. In one of those offices we will need to build an entire new facility. The capital cost of the updates is expected to be $3.2 million. A property acquisition that has been under consideration for several years is the Canyon Park site. If that banking center and office building were to be completed in 2005, the liquidity requirement would approach $4.3 million.

      An unusual transaction occurred in 2002. We used $16 million of our liquidity sources to repurchase 20% of our stock. That buyback was an unforeseen opportunity, and we do not anticipate a transaction of that nature in 2004.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

      The following table sets forth our long-term obligations:

                                                   PAYMENTS DUE PER PERIOD
                                    -----------------------------------------------------
                                              LESS THAN
                                      TOTAL     1 YEAR   1-3 YEARS  3-5 YEARS  THEREAFTER
                                    -----------------------------------------------------
                                                   (DOLLARS IN THOUSANDS)
      Debt.......................   $594,374   $433,840   $108,285   $ 30,252   $ 21,997
      Fixed Interest on Debt(1)..      2,416        535      1,071        810        --
      Operating Leases...........      2,314         23        131        289      1,871
                                    --------   --------   --------   --------   --------
      Total......................   $599,104   $434,398   $109,487   $ 31,351   $ 23,868
                                    ========   ========   ========   ========   ========

(1) Amount excludes interest expense on adjustable-rate debt.

      At December 31, 2003, our obligations related to debt totaled $594 million to be paid over the next 30 years. Included in this amount are time deposits and FHLB borrowings totaling $383 million and $194 million, respectively, and the debt related to the three trust preferred security issuances totaling $17 million. In addition, the Holding Company has a line of credit with an outstanding balance of $500,000 which is renewable annually. The interest rate related to the $9 million TPS is adjustable. The interest rates for the TPS issuances in January and December 2003 are fixed for the first five years at 6.87% and 6.51%, respectively.

      We also have operating leases comprised of leases for office space and equipment.


OFF-BALANCE SHEET COMMITMENTS

      At December 31, 2003, the Bank's commitments consisted of commitments to extend credit to borrowers in which the borrower has not formally accepted the financing arrangement or where the borrower has not drawn upon some portion of the credit that was extended to them. Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party or payment by a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. We routinely charge a fee for these credit facilities. We have not been required to perform on any financial guarantees. The Holding Company does not issue financial guarantees.

      The following table sets forth the Bank's off-balance sheet commitments:

                                                     AMOUNT OF COMMITMENT EXPIRATION PER PERIOD
                                                    --------------------------------------------
                                                    LESS THAN
                                          TOTAL      1 YEAR    1-3 YEARS   3-5 YEARS   THEREAFTER
                                        --------    --------    --------    --------    --------
                                                         (DOLLARS IN THOUSANDS)
      Commitments to Extend Credit....  $230,304    $196,315    $  4,055    $    205    $ 29,729
      Standby Letters of Credit.......        70          70         --          --          --
                                        --------    --------    --------    --------    --------
      Total...........................  $230,374    $196,385    $  4,055    $    205    $ 29,729

CAPITAL

      We are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a material effect on our financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, we must meet specific capital guidelines that involve quantitative measures of assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weighting, and other factors. The minimum ratios and the actual capital ratios are set forth in the table below.

                                                                WELL-CAPITALIZED
CAPITAL RATIOS                            THE COMPANY     FMB        MINIMUM
--------------------------------------------------------------------------------
Total capital to risk-weighted assets        12.15%      11.82%       10.0%
Tier 1 capital to risk-weighted assets       10.22%      10.57%        6.0%
Tier 1 leverage capital to average assets     7.33%       7.71%        5.0%


      The Holding Company is also registered with the Federal Reserve Bank as a financial holding company. The Federal Reserve Bank requires financial holding companies to meet the well-capitalized status of the regulatory capital requirements.

      In both 2002 and 2003, in addition to capital provided through retained earnings, we augmented our regulatory capital with Trust Preferred Securities. These securities have a maturity of 30 years and are redeemable at par after five years, with certain exceptions. The TPS securities are treated on our financial statements as a liability, but qualify as capital for regulatory capital limits. They are eligible for Tier I leverage capital treatment up to 25% of shareholder equity, and for risk-weighted capital up to 50% of shareholder equity. We have issued $17 million in securities ($9 million in 2002 and $8 million in 2003), which is 33% of our year-end 2003 shareholder equity. There are no present plans to issue additional TPS, and we believe that our current capital, plus retained earnings for year 2004, will meet our budgeted growth in assets for the forthcoming year.

BUSINESS SEGMENTS

      The management reporting process measures the performance of the operating segments based on the management structure of the Bank and is not necessarily comparable with similar information for any other financial institution.

      The reportable segments include the following:

      o CONSUMER LENDING - Consumer lending includes residential and home equity lending, direct consumer loans, and consumer dealer financing contracts (sales finance). Residential lending offers loans to borrowers to purchase, refinance, or build homes secured by one-to-four-unit family dwellings. Consumer loans include lines of credit and loans for purposes other than home ownership. In addition, this segment also sells loans into the secondary market. We may choose to retain or sell the right to service the loans sold (i.e., collection of principal and interest payments) depending upon market conditions.

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

      o INVESTMENT SECURITIES - The investment securities segment includes the investment securities portfolio. Although we do not consider this to be an operating business line, security investments are integral to the liquidity management for the Bank.

      These segments are managed separately because each business unit requires different processes and different marketing strategies to reach the customer base that purchases the products and services. The consumer and commercial lending segments derive a majority of their revenue from interest income, and we rely primarily on net interest revenue in managing these segments. No single customer provides more than 10% of the Bank's revenues.

CONSUMER LENDING

      Net income for the consumer lending segment rose $1,070,000 to $2,263,000 in 2003, up from $1,193,000 in 2002. This followed a modest increase of $130,000 in 2002 from the 2001 level of $1,063,000. The increase in net income for 2003 was a result of substantial growth in earning assets and net interest income, which was partly offset by rising operating expenses.

      Net interest income for the consumer segment, net of the provision for loan losses, totaled $10,375,000 for 2003. This represented continued improvement over the 2001 level of $5,058,000 and an increase of nearly $3,854,000, or 59%, over the $6,521,000 earned in 2002. This improvement in net interest income was principally due to a 43% increase in the consumer segment's average earning assets, which totaled $245 million for 2003, up from $172 million in 2002, and $147 million in 2001. Earning asset growth in 2003 was centered primarily in residential and sales finance loans. The increase in home improvement loans was driven by our decision to retain within our portfolio a greater portion of the loans originated outside the Northwest. In addition to providing incremental earning assets, the growth of custom construction and sales finance loans as a percentage of total loans contributed to net interest income growth due to the higher margins earned on these loans. Custom construction loans generally earn higher rates of interest because of the greater level of risk assumed as compared to permanent mortgages. Additionally, sales finance loans typically command higher interest rates than most other loan categories. With these additional assets and higher yields, interest income earned on the portfolio totaled $16,684,000 in 2003, up $4,545,000 from $12,139,000 in 2002, which was little changed from the 2001 level of $12,178,000. In contrast, interest expense rose only $531,000 for 2003, to $5,870,000. In 2002, interest expense declined significantly, from $7,007,000 in 2001 to $5,339,000, as the impact of reductions in funding rates more than offset the cost of the additional funds that were required to support the $24 million in average earning asset growth.

      The consumer lending segment's non-interest income rose $165,000, from $1,397,000 in 2002, to $1,563,000 this year, and was primarily attributable to rental income allocated to the segment. This allocated rental income has become a significant source of non-interest income for the various business lines since the acquisition of First Mutual Center in the first quarter of 2003. Rental income allocated to the consumer segment totaled $191,000 for the year, with no comparable income received in the prior year. Excluding this allocation of revenue, non-interest income was little changed, as additional custom construction and other fee income in 2003 largely offset reductions in gains on sales compared to the prior year.

      Gains from residential loan sales totaled $469,000 for 2003, down approximately 15% from $553,000 the prior year. The 2002 results benefited from a bulk sale of $19 million in mortgage servicing rights in the third quarter of 2002, which resulted in a net gain of $237,000 for the year. No comparable sales occurred in 2003.

      Gains realized from the sales of home improvement loans fell $112,000, or 21% in 2003, compared to the prior year, as loan sales dropped from $16.9 million in 2002, to $12.9 million for 2003. The reduction in loans sold was the result of a change in strategy from selling loans originated outside the Northwest to retaining these loans in our portfolio. Our intention in 2004 is to sell between $5 million - $10 million in home improvement loans each quarter, for an annual total of $20 million - $40 million. Taking this increased level of loan sales into consideration, we still expect the sales finance loan portfolio to grow by 20% - 30% in 2004.

      The consumer lending segment's non-interest expense increased $2,391,000, or 39%, to $8,496,000 for 2003, compared to $6,105,000 for the prior year. The growth in costs is due to rising compensation, loan administration, and other allocated costs, and credit and servicing expenses. This year's growth in expense follows an increase of $1,023,000, or 20%, in 2002 over the 2001 level of $5,082,000. The rise in costs in 2002 was principally attributable to the opening of additional offices and expansion of our Consumer Lending Department.

      Compensation expense for this segment rose significantly in 2003, based largely upon higher production-driven compensation in the wholesale lending and sales finance operations. The Wholesale Division loan closings totaled $164 million in 2003, and sales finance loan originations surpassed the $70 million mark, with closings exceeding 7,000 loans. Accompanying the additional loan volumes has been the need for expanded support to service these loans. Consequently, loan administration and support costs allocated to this segment increased relative to the prior year.

      Another contributing factor to the rising non-interest expense was the cost of credit insurance for the sales finance loan portfolio. As noted in the "Other Operating Expenses" section, late in 2002 we began to insure against default risk on our sales finance loans to borrowers with credit scores below a certain level. To accomplish this, we utilize insurance policies designed to reimburse us for credit losses up to a set dollar amount for each pool of insured loans. The insurance premiums for this coverage, approximately 2% of the insured balances, rose from $9,000 in 2002 to nearly $258,000 in 2003.

COMMERCIAL LENDING

      Net income for the commercial segment declined $392,000, or 6%, from $6,305,000 in 2002, to $5,913,000 for 2003, as an increase in net interest income was more than offset by rising operating expenses. The segment's net income had improved in 2002, albeit modestly, over the 2001 level of $6,108,000, as improvements in net interest and non-interest income were sufficient to offset higher operating expenses.

      The commercial lending segment's net interest income after provision for loan losses rose $392,000 for 2003, to $18,629,000, compared to $18,237,000 in
2002, as a $2,455,000, or 21%, reduction in interest expense more than offset a $1,983,000, or 6.4%, decline in interest income and an $80,000 increase in the provision for loan losses. While a positive result, this was substantially less than the prior year's improvement of $1,869,000, over the 2001 net interest income of $16,368,000 after provision for loan losses. Funding costs bank-wide have declined over the last three years as time deposits gradually repriced at lower rates following rate reductions by the Federal Reserve Bank. As previously noted, the Federal Reserve cut rates 11 times in 2001, and once in each of 2002 and 2003 (see the Results of Operations, Net Interest Income section for more information). Based on the "lagging" nature of time deposit pricing, the 11 cuts in 2001 were the primary driver of the substantial reduction in funding costs in 2002. Later rate reductions then contributed to the continued funding cost reductions in 2003. Also contributing to the reduction in funding costs was an increased reliance on FHLB advances, which had proven to be less expensive than retail deposits. Although asset growth for the commercial lending segment was substantially less than the consumer segment, it succeeded in building incremental assets over the year. The commercial segment's average earning assets totaled $455 million for 2003, an increase of $25 million, or 6%, compared to the 2002 average level of $429 million. This was in line with the prior year, when assets grew nearly 6% over the 2001 average level of $406 million. The modest growth of the commercial lending segment was in keeping with our expectations, given the soft local economy of the last year and the resulting decline in the number of quality commercial banking relationship opportunities in the market.

      The commercial segment's other operating income remained relatively flat compared to 2002, totaling $1,263,000 for 2003, up from $1,232,000 for the prior year.

      Non-interest expense in 2003 rose $1,008,000 to $10,900,000. That increase followed a rise of $1,881,000 in 2002 over the 2001 level of $8,011,000. The growth in costs in 2003 was largely attributable to the additional infrastructure put in place to administer and support the commercial portfolio, as well as increased retail banking center expenses allocated to the commercial lending segment. Additionally, marketing expense for the commercial segment rose approximately $72,000, based principally on expenditures for the business banking and community business banking divisions. The increase in costs in 2002 was primarily due to escalating compensation expenses associated with expanding our business banking and community business banking areas.


INVESTMENT SECURITIES

      Net income for the investment securities segment declined $79,000, or 26%, from $299,000 in 2002 to $220,000 in 2003, based on declining net interest income, which was partly offset by a $230,000 increase in non-interest income. In 2001, the operations of this segment resulted in a loss of $249,000 for the year, as funding costs of $6,745,000 exceeded the interest income earned on the portfolio, which totaled $6,281,000. This situation occurred when securities yields fell much more rapidly than our funding costs, which, as previously noted, are largely time-deposit-based and tend to lag movements of market index rates.

      Net interest income on the investment portfolio declined from $971,000 for 2002 to $583,000 in 2003, with interest income falling $1,226,000, or 23%, to $4,175,000, while interest expense dropped $839,000, or 19%, to $3,591,000. The decline in interest income was attributable, in large part, to turnover within the portfolio. As rates declined and loan prepayments increased, we made the decision to sell some of our higher yielding securities and realize the gains inherent in them before the underlying loans prepaid at par. The securities sold were then replaced with lower yielding instruments issued in the prevailing rate environment with a negative effect on the segment's margin. It should be noted, however, that part of the impact to the portfolio margin was recovered through gains on sales of those securities sold at premiums in the fourth quarter of 2002 and first three quarters of 2003. Average portfolio size was not a significant factor in the change in interest income levels, as the investment segment's average earning assets have remained fairly consistent over the last three years, declining from $103 million in 2001, to $97.8 million in 2002, and then increasing modestly to $98.7 million in 2003.

      Non-interest income rose $230,000, or 38%, on a year-to-year comparison, from $608,000 in 2002, to $838,000 for 2003. The additional income was primarily attributable to increased gains from sales of investments, which totaled $663,000 for 2003, up from $508,000 the prior year. Also contributing to the increase in non-interest income was $95,000 in rental income from the First Mutual Center building allocated to the investment securities segment. As First Mutual Center was acquired in the first quarter of 2003, there was no comparable income last year. Non-interest income totaled $1,262,000 in 2001 due to higher gains on securities sales, which were $700,000 in 2001, as well as $464,000 received from the liquidation of our interest in an ATM network.

      Operating expenses were little changed from the prior year, falling by $37,000, to $1,122,000 for 2003. The investment segment's operating expenses consist primarily of banking center and other overhead expenses allocated out to the business segments based upon the size of the segments' earning asset portfolios.

                          INDEPENDENT AUDITOR'S REPORT


Board of Directors
First Mutual Bancshares, Inc. and Subsidiaries

      We have audited the accompanying consolidated statement of financial condition of First Mutual Bancshares, Inc. and Subsidiaries (the Company) as of December 31, 2003 and 2002, and the related consolidated statements of income, stockholders' equity and comprehensive income and cash flows for each of the three years in the period ended December 31, 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial condition of the Company as of December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.


/s/ Moss Adams LLP
----------------------
Moss Adams LLP

Everett, Washington
January 27, 2004

                 FIRST MUTUAL BANCSHARES, INC. AND SUBSIDIARIES
                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

                                     ASSETS

                                                                   DECEMBER 31,
                                                          -----------------------------
                                                               2003            2002
                                                          -------------   -------------
Cash and cash equivalents:
 Interest-earning deposits with banks .................. $     845,607   $   6,203,843
 Noninterest-earning demand deposits and cash on hand ..     6,581,448       8,767,684
                                                         -------------   -------------
                                                             7,427,055      14,971,527

Mortgage-backed and other securities available-for-sale     77,623,789      58,380,204
Loans receivable, held-for-sale .......................     10,143,319      12,699,004
Mortgage-backed and other securities held-to-maturity,
  fair value of $9,109,635 and $16,925,864 ............      8,903,441      16,358,042
Loans receivable, net:
  Loans receivable ....................................    723,710,645     622,374,515
  Reserve for loan losses .............................     (8,406,198)     (7,754,106)
                                                         -------------   -------------
                                                           715,304,447     614,620,409

Accrued interest receivable ...........................      3,649,032       3,435,343
Servicing assets ......................................        468,413          49,914
Land, buildings, and equipment, net ...................     24,180,509      10,964,441
Federal Home Loan Bank (FHLB) stock, at cost ..........     11,035,500      10,443,200
Other assets ..........................................      2,108,572       3,373,168
                                                         -------------   -------------
     Total assets .....................................  $ 860,844,077   $ 745,295,252
                                                         =============   =============








                             See accompanying notes.

                 FIRST MUTUAL BANCSHARES, INC. AND SUBSIDIARIES
          CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION - (CONTINUED)
                      LIABILITIES AND STOCKHOLDERS' EQUITY

                                                           DECEMBER 31,
                                                  -----------------------------
                                                       2003            2002
                                                  -------------   -------------
Liabilities:

Deposits:

  Money market deposit and checking accounts ...  $ 191,948,350   $ 134,247,575
  Regular savings ..............................      8,710,867       8,386,918
  Time deposits ................................    383,231,431     354,735,126
                                                  -------------   -------------
     Total deposits ............................    583,890,648     497,369,619

  Drafts payable ...............................        357,256         369,034
  Accounts payable and other liabilities .......     12,899,194       8,080,632
  Advance payments by borrowers for taxes and
    insurance ..................................      1,727,345       1,798,233
  FHLB advances ................................    193,642,878     184,143,897
  Other advances ...............................        500,000         250,000
  Long-term debentures .........................     17,000,000       9,000,000
                                                  -------------   -------------
     Total liabilities .........................    810,017,321     701,011,415
                                                  -------------   -------------

Stockholders' equity:

  Common stock, $1 par value; authorized,
   10,000,000 shares; issued and outstanding,
   4,729,693 and 4,247,166 shares ..............      4,729,693       4,247,166
  Additional paid-in capital ...................     33,678,181      24,028,610
  Retained earnings ............................     12,832,652      15,214,220
  Accumulated other comprehensive income (loss):
   Unrealized gain (loss) on securities
   available-for-sale and interest rate
   swap, net of federal income tax .............       (413,770)        793,841
                                                  -------------   -------------
     Total stockholders' equity ................     50,826,756      44,283,837
                                                  -------------   -------------
                                                  $ 860,844,077   $ 745,295,252
                                                  =============   =============




                             See accompanying notes.

                 FIRST MUTUAL BANCSHARES, INC. AND SUBSIDIARIES
                        CONSOLIDATED STATEMENTS OF INCOME

                                             YEARS ENDED DECEMBER 31,
                                     ----------------------------------------
                                         2003          2002          2001
                                     ------------  ------------  ------------
INTEREST INCOME:
  Loans receivable ................  $ 45,487,357  $ 42,924,954  $ 46,452,572
  Interest on AFS securities ......     2,824,565     3,362,101     1,960,298
  Interest on HTM securities ......       631,236     1,281,288     3,499,819
  Interest other ..................       718,375       757,020       817,117
                                     ------------  ------------  ------------
                                       49,661,533    48,325,363    52,729,806
                                     ------------  ------------  ------------

INTEREST EXPENSE:
  Deposits ........................    11,984,052    13,994,645    22,708,013
  FHLB advances and other .........     6,939,660     7,691,720     8,694,413
                                     ------------  ------------  ------------
                                       18,923,712    21,686,365    31,402,426
                                     ------------  ------------  ------------
  Net interest income .............    30,737,821    26,638,998    21,327,380
                                     ------------  ------------  ------------

PROVISION FOR LOAN LOSSES: ........     1,150,000       910,000       365,000
                                     ------------  ------------  ------------
  Net interest income after
   provision for loan losses ......    29,587,821    25,728,998    20,962,380
                                     ------------  ------------  ------------

OTHER OPERATING INCOME:
  Servicing fees, net of
    amortization ..................        69,431       103,170       105,729
  Gain on sales of loans ..........       984,063     1,126,439     1,539,731
  Gain on sales of investments ....       662,564       507,863     1,164,533
  Fees on deposit services ........       516,107       472,025       334,485
  Other ...........................     1,430,788     1,027,208       885,622
                                     ------------  ------------  ------------
     Total other operating income .     3,662,953     3,236,705     4,030,100
                                     ------------  ------------  ------------

OTHER OPERATING EXPENSES:
  Salaries and employee benefits ..    12,454,918    10,236,341     8,466,396
  Occupancy .......................     2,443,363     2,353,175     2,130,829
  Other ...........................     5,619,620     4,566,388     3,698,677
                                     ------------  ------------  ------------
     Total other operating expenses    20,517,901    17,155,904    14,295,902
                                     ------------  ------------  ------------
  Income before federal income
   taxes and cumulative effect of
   adoption of new accounting
   principle ......................    12,732,873    11,809,799    10,696,578
                                     ------------  ------------  ------------

FEDERAL INCOME TAXES:
  Current .........................     3,523,860     3,680,429     3,439,200
  Deferred ........................       813,275       332,000       180,000
                                     ------------  ------------  ------------
                                        4,337,135     4,012,429     3,619,200
                                     ------------  ------------  ------------

  Income before cumulative effect
   of adoption of new accounting
   principle, net of federal
   income tax .....................     8,395,738     7,797,370     7,077,378

  Cumulative effect of adoption
   of new accounting principle,
   net of federal income tax ......          --            --        (155,247)
                                     ------------  ------------  ------------
NET INCOME ........................  $  8,395,738  $  7,797,370  $  6,922,131
                                     ============  ============  ============

                             See accompanying notes.

                 FIRST MUTUAL BANCSHARES, INC. AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF INCOME - (CONTINUED)

                                                                                   YEARS ENDED DECEMBER 31,
                                                                           ---------------------------------------
                                                                               2003          2002          2001
                                                                           -----------   -----------   -----------
PER SHARE DATA
  Basic earnings per common share before cumulative effect
    of adoption of new accounting principle, net of
    federal income tax.................................................    $      1.78   $      1.48   $      1.25

  Cumulative effect of adoption of new accounting principle,
    net of federal income tax..........................................            --            --          (0.03)
                                                                           -----------   -----------   -----------
  Basic earnings per common share......................................    $      1.78   $      1.48   $      1.22
                                                                           ===========   ===========   ===========

  Earnings per common share before cumulative effect of
    adoption of new accounting principle, net of federal
    income tax, assuming dilution......................................    $      1.73   $      1.45   $      1.22

  Cumulative effect of adoption of new accounting principle,
    net of federal income tax, assuming dilution.......................            --            --          (0.03)
                                                                           -----------   -----------   -----------
  Earnings per common share assuming dilution..........................    $      1.73   $      1.45   $      1.19
                                                                           ===========   ===========   ===========

WEIGHTED AVERAGE SHARES OUTSTANDING....................................      4,708,752     5,267,924     5,694,542
                                                                           ===========   ===========   ===========

WEIGHTED AVERAGE SHARES OUTSTANDING
  INCLUDING DILUTIVE STOCK OPTIONS.....................................      4,866,327     5,382,356     5,790,142
                                                                           ===========   ===========   ===========

                             See accompanying notes.

                 FIRST MUTUAL BANCSHARES, INC. AND SUBSIDIARIES

    CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME

                                                                                                Employee
                                                                                                  Stock
                                                                                                Ownership  Accumulated
                                              Common Stock         Additional                      Plan   Comprehensive
                                         ----------------------     Paid-in        Retained      (ESOP)      Income
                                          Shares       Amount       Capital        Earnings       Debt       (Loss)        Total
                                         ---------  -----------   ------------   ------------   ---------   ---------   -----------
BALANCE, December 31, 2000 ............  4,671,286  $ 4,671,286   $ 31,118,545   $ 10,140,569   $ (97,821)  $  84,692   $45,917,271
                                         =========  ===========   ============   ============   =========   =========   ===========
  Comprehensive income:
    Net income ........................                                             6,922,131                             6,922,131
    Other comprehensive (loss),
        net of tax:
      Unrealized (loss)
          on securities
          available-for-sale ..........                                                                      (276,510)     (276,510)
                                                                                                                        -----------
  Total comprehensive income ..........                                                                                   6,645,621
  Options exercised, including
      tax benefit of $117,015 .........     54,680       54,680        292,751                                              347,431
  Repayment of ESOP debt ..............                                                            97,821                    97,821
  Cash dividend declared
    ($0.22 per share) .................                                            (1,036,847)                           (1,036,847)
                                         ---------  -----------   ------------   ------------   ---------   ---------   -----------
BALANCE, December 31, 2001 ............  4,725,966    4,725,966     31,411,296     16,025,853        --      (191,818)   51,971,297
                                         ---------  -----------   ------------   ------------   ---------   ---------   -----------
  Comprehensive income:
    Net income ........................                                             7,797,370                             7,797,370
    Other comprehensive income
        (loss), net of tax:
      Unrealized gain on securities
        available-for-sale ............                                                                     1,391,521     1,391,521
      Unrealized (loss) on interest
        rate swap                                                                                            (405,862)     (405,862)
                                                                                                                        -----------
  Total comprehensive income                                                                                              8,783,029
  Options exercised, including
      tax benefit of $169,903 .........     67,573       67,573        551,848                                              619,421
  Retirement of shares repurchased .... (1,019,256)  (1,019,256)   (13,963,793)      (815,419)                          (15,798,468)
  10% stock dividend ..................    472,883      472,883      6,029,259     (6,502,142)                                 --
  Cash dividend declared
    ($0.28 per share) .................                                            (1,291,442)                           (1,291,442)
                                         ---------  -----------   ------------   ------------   ---------   ---------   -----------
BALANCE, December 31, 2002 ............  4,247,166    4,247,166     24,028,610     15,214,220        --       793,841    44,283,837
                                         ---------  -----------   ------------   ------------   ---------   ---------   -----------
  Comprehensive income:
    Net income ........................                                             8,395,738                             8,395,738
    Other comprehensive income
        (loss), net of tax:
      Unrealized gain on securities
        available-for-sale ............                                                                        87,186        87,186
      Unrealized (loss) on interest
        rate swap .....................                                                                    (1,294,797)   (1,294,797)
                                                                                                                        -----------
  Total comprehensive income ..........                                                                                   7,188,127
  Options exercised, including
      tax benefit of $219,124 .........     53,040       53,040        571,618                                              624,658
  Issuance of stock through
      employees' stock plans ..........      1,386        1,386         23,617                                               25,003
  10% stock dividend ..................    428,101      428,101      9,054,336     (9,482,437)                                 --
  Cash dividend declared
    ($0.28 per share) .................                                            (1,294,869)                           (1,294,869)
                                         ---------  -----------   ------------   ------------   ---------   ---------   -----------
BALANCE, December 31, 2003 ............  4,729,693  $ 4,729,693   $ 33,678,181   $ 12,832,652   $    --     $(413,770)  $50,826,756
                                         =========  ===========   ============   ============   =========   =========   ===========

                             See accompanying notes.

                 FIRST MUTUAL BANCSHARES, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                   YEARS ENDED DECEMBER 31,
                                                        ---------------------------------------------
                                                             2003            2002            2001
                                                        -------------   -------------   -------------
OPERATING ACTIVITIES:
  Net income .........................................  $   8,395,738   $   7,797,370   $   6,922,131
  Adjustments to reconcile net income to net cash from
    operating activities:
    Provision for loan losses ........................      1,150,000         910,000         365,000
    Depreciation and amortization ....................      1,109,746         900,500       1,214,216
    Deferred loan origination fees, net of accretion .     (1,375,998)       (387,664)       (658,829)
    Amortization of servicing assets .................         98,277          46,187          24,287
    Gain on sales of loans ...........................       (984,063)     (1,126,439)     (1,611,294)
    Gain on sale of repossessed real estate
      and other assets ...............................        (23,515)           --            (9,296)
    Gain on sales of securities available-for-sale ...       (662,564)       (478,925)       (700,321)
    Gain on sales of other investments ...............           --           (28,939)       (464,212)
    FHLB stock dividends .............................       (592,300)       (621,300)       (557,900)
    Deferred federal income taxes ....................       (813,275)       (332,000)       (180,000)
    Changes in operating assets and liabilities:
      Loans receivable held-for-sale .................      2,555,685      (8,223,212)     11,298,549
      Accrued interest receivable ....................       (213,689)        120,767       1,109,406
      Other assets ...................................     (1,051,794)        235,437        (560,697)
      Drafts payable .................................        (11,778)       (646,893)       (284,155)
      Accounts payable and other liabilities .........      6,839,874       2,086,256        (143,375)
      Advance payments by borrowers for taxes and
        insurance ....................................        (70,888)        135,703         178,398
      Federal income taxes ...........................      1,074,577         939,794         497,266
                                                        -------------   -------------   -------------
      Net cash provided by operating activities ......     15,424,033       1,326,642      16,439,174
                                                        -------------   -------------   -------------

INVESTING ACTIVITIES:
  Loan originations ..................................   (331,091,827)   (244,575,384)   (243,456,913)
  Loan principal repayments ..........................    203,551,451     180,787,665     172,095,040
  Increase (decrease) in undisbursed loan proceeds ...     29,612,514      11,810,430     (17,369,810)
  Principal repayments and redemptions on mortgage-
    backed and other securities ......................     36,931,131      22,138,735      54,131,108
  Purchase of securities held-to-maturity ............     (1,098,881)       (250,000)     (2,996,250)
  Purchase of securities available-for-sale ..........    (75,710,656)    (52,490,003)    (39,377,552)
  Purchase of premises and equipment .................    (14,326,118)     (2,998,452)     (2,225,965)
  Purchase of FHLB stock .............................           --           (62,600)     (1,452,000)
  Proceeds from sale of loans ........................           --           335,393       1,146,155
  Proceeds from other investments ....................           --            28,939         472,769
  Proceeds from sale of securities ...................     25,442,072      30,463,849      39,913,161
  Proceeds from sale of real estate held-for-sale ....        282,354            --         1,433,584
                                                        -------------   -------------   -------------
      Net cash (used) by investing activities ........   (126,407,960)    (54,811,428)    (37,686,673)
                                                        -------------   -------------   -------------

                             See accompanying notes.

                 FIRST MUTUAL BANCSHARES, INC. AND SUBSIDIARIES
               CONSOLIDATED STATEMENTS OF CASH FLOWS - (CONTINUED)

                                                                              YEARS ENDED DECEMBER 31,
                                                                    --------------------------------------------
                                                                        2003            2002            2001
                                                                    ------------    ------------    ------------
FINANCING ACTIVITIES:
  Net increase (decrease) in deposit accounts ...................     75,175,800      54,928,448     (51,399,621)
  Interest credited to deposit accounts .........................     11,345,229      13,543,509      22,805,374
  Proceeds from long-term debentures (trust preferred
     securities) ................................................      8,000,000       9,000,000             --
  Issuance of stock through employees stock plan ................         25,003             --              --
  Proceeds from advances ........................................    490,921,754     206,934,892     286,448,463
  Repayment of advances .........................................   (481,172,773)   (213,895,133)   (228,379,050)
  Dividends paid ................................................     (1,261,092)     (1,321,756)       (939,593)
  Proceeds from exercise of stock options .......................        405,534         449,518         230,416
  Repurchase/retirement of common stock .........................            --      (15,798,468)            --
  Repayment of employee stock ownership plan debt ...............            --              --           97,821
                                                                    ------------    ------------    ------------
      Net cash provided by financing activities .................     103,439,455      53,841,010      28,863,810
                                                                    ------------    ------------    ------------

NET INCREASE (DECREASE) IN CASH AND
   CASH EQUIVALENTS .............................................     (7,544,472)        356,224       7,616,311
CASH AND CASH EQUIVALENTS,
   Beginning of year ............................................     14,971,527      14,615,303       6,998,992
                                                                    ------------    ------------    ------------
   End of year ..................................................   $  7,427,055    $ 14,971,527    $ 14,615,303
                                                                    ============    ============    ============


SUPPLEMENTAL DISCLOSURES OF CASH
   FLOW INFORMATION
   Loans originated for mortgage banking activities .............   $ 93,272,670    $ 97,625,950    $ 79,601,434
                                                                    ============    ============    ============
   Loans originated for investment activities ...................   $331,091,827    $244,575,384    $243,456,913
                                                                    ============    ============    ============
   Proceeds from sale of loans held-for-sale ....................   $ 95,828,355    $ 89,402,738    $ 97,604,381
                                                                    ============    ============    ============
   Cash paid during the year for:
      Interest ..................................................   $ 19,121,039    $ 21,686,110    $ 31,712,683
                                                                    ============    ============    ============
      Income taxes ..............................................   $  3,849,000    $  3,761,000    $  2,962,500
                                                                    ============    ============    ============

SUPPLEMENTAL DISCLOSURES OF NON
   CASH INVESTING ACTIVITIES
   Loans transferred (from) real estate
      held-for-sale, net ........................................   $        --     $        --     $ (1,352,611)
                                                                    ============    ============    ============
   Loans securitized into securities held-to-maturity
      and available-for-sale ....................................   $        --     $ 14,485,309    $  4,914,393
                                                                    ============    ============    ============

                             See accompanying notes.

                 FIRST MUTUAL BANCSHARES, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  YEARS ENDED DECEMBER 31, 2003, 2002, AND 2001

NOTE 1 - SUMMARY OF SIGNINCANT ACCOUNTING POLICIES

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

      First Mutual Capital Trust I was formed in June 2002 for the exclusive purpose of issuing trust preferred securities and common securities and using the $9.0 million in proceeds from the issuance to acquire junior subordinated debentures issued by the Bank. The Bank used the proceeds to repurchase and retire common stock of the Company.

      First Mutual Capital Trust II was formed in January 2003 for the exclusive purpose of issuing trust preferred securities and common securities and using the $4.0 million in proceeds from the issuance to partially fund the purchase of First Mutual Center and to fund asset growth.

      First Mutual Statutory Trust III was formed in December 2003 for the exclusive purpose of issuing trust preferred securities and common securities and using the $4.0 million in proceeds from the issuance to fund future asset growth.

      During the fourth quarter of 2003, the Company adopted Financial Accounting Standards Board (FASB) Interpretation Number 46, CONSOLIDATION OF VARIABLE INTEREST ENTITIES, and in accordance with the Interpretation, will no longer be consolidating its ownership interests in First Mutual Capital Trust I or II or First Mutual Statutory Trust III. The adoption of the Interpretation did not have a material effect on the Company's financial condition or results of operations.

      PRINCIPLES OF CONSOLIDATION AND BASIS OF PRESENTATION - The consolidated financial statements include the accounts of First Mutual Bancshares, Inc. and its wholly-owned subsidiaries, First Mutual Bank and First Mutual Services, Inc. (collectively, the Company). All significant intercompany transactions have been eliminated. Certain reclassifications have been made to the 2002 and 2001 financial statements to conform to the 2003 presentation.

      USE OF ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Changes in these estimates and assumptions are considered reasonably possible and may have a material impact on the financial statements.

      Material estimates that are particularly susceptible to significant changes relate to the determination of the allowance for loan losses, the value of servicing assets, amortization of deferred loan fees/costs, deferred income taxes, and the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans. In connection with the determination of the allowance for loan losses and the valuation of foreclosed assets held-for-sale, management obtains independent appraisals for significant properties when needed.

      NATURE OF BUSINESS - The Bank is a community-oriented bank offering a variety of products to retail customers while concentrating its lending activities on residential, consumer, commercial real estate, and business loans. The Bank conducts business from its main office in Bellevue, Washington, its twelve branches

                 FIRST MUTUAL BANCSHARES, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

in the greater Puget Sound area, loan production offices in Tacoma and Bellingham, Washington, and a multi-state sales finance division with an office in Jacksonville, Florida. The Bank accepts deposits from the general public, provides lending services to citizens of Washington and Oregon and offers consumer home improvement loans to borrowers in 38 states.

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

      SECURITIES - Securities are classified at acquisition into one of three categories: held-to-maturity, available-for-sale or held-for-trading. Securities are classified as held-to-maturity when the Company has the ability and positive intent to hold them to maturity. Securities classified as available-for-sale are maintained for future liquidity requirements and may be sold prior to maturity. There were no securities classified as held-for-trading during 2003, 2002 and 2001.

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

      LOANS RECEIVABLE, LOANS RECEIVABLE HELD-FOR-SALE AND RESERVE FOR LOAN LOSSES - Loans receivable are stated at unpaid principal balances less the reserve for loan losses and net of deferred loan origination fees/costs. Mortgage loans securitized and transferred into the securities portfolio are transferred at amortized cost.

      The Bank follows the practice of stopping interest accruals on loans past due 90 days and over unless it is reasonably assured that all principal and interest due on the loan will be fully recovered.

      The reserve for loan losses is maintained at a level that is believed to be sufficient to provide for estimated losses based on evaluating known and inherent risks in the loan portfolio. This reserve is provided for based upon management's continuing analysis of the factors underlying the quality of the loan portfolio. Management believes the allowance for loan losses and the valuation of foreclosed assets held-for-sale are adequate. While management uses available information to recognize losses on loans and foreclosed assets held-for-sale, changes in economic conditions may necessitate revisions of these estimates in future years. In addition, various regulatory agencies, as an integral part of their examination processes, periodically review the Bank's allowance for loan losses and valuation of foreclosed assets held-for-sale. Such agencies may require the Bank to recognize additional losses based on their judgment using information available to them at the time of their examination.

      For income property and business loans, loan quality is evaluated on an individual basis and an appropriate grade is assigned. The grades range from three-or-better, for the better quality loans, to grades four, five, and six for loans with potential problems. Loss reserves are then computed on the loan balance for each grade using ratios developed from historical loss experience. For the residential and consumer loans, management computes loss reserves on a portfolio-wide basis, but provides higher reserves for specific loans that are delinquent or are known to have problems.

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

      Buildings and improvements............................  10 to 40 years
      Leasehold improvements................................   5 to 20 years
      Furniture, fixtures and equipment.....................    1 to 5 years

      The Company follows the policy of capitalizing expenditures for betterments and major renewals and expensing ordinary maintenance and repairs as incurred.

      SERVICING ASSETS - Originated servicing assets are recorded when loans are originated and subsequently sold or securitized (and held as available-for-sale securities) with the servicing rights retained. The total cost of the loans is allocated between servicing assets and the loans (without the servicing rights) based on their relative fair values. The cost relating to the servicing rights is capitalized and amortized in proportion to, and over the period of, estimated future net servicing income. Amounts capitalized are recorded at cost, net of accumulated amortization and valuation allowance.

      In order to determine the fair value of servicing assets, management uses a valuation model that calculates the present value of future cash flows. Assumptions used in the valuation model include market discount rates and anticipated prepayment speeds. The prepayment speeds are based on loan prepayment forecasts derived from the consensus of investment banking firms as reported by online, fixed-income quotation systems. In addition, estimates of the cost of servicing per loan, an inflation rate, ancillary income per loan and default rates are used.

      Management assesses impairment of the capitalized servicing assets based on recalculations of the present value of remaining future cash flows using updated market discount rates and prepayment speeds. Subsequent loan prepayments and changes in prepayment assumptions in excess of those forecasted can

                 FIRST MUTUAL BANCSHARES, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

adversely impact the carrying value of the servicing assets. Impairment is assessed on a stratum-by-stratum basis with any impairment recognized through a valuation allowance for each impaired stratum. The servicing assets are stratified based on the types of loans and the underlying collateral.

      EMPLOYEE STOCK OWNERSHIP PLAN - The Bank sponsors an Employee Stock Ownership Plan (ESOP). ESOP stock purchases have been insignificant since January 1994. At such time that the ESOP purchases material amounts of stock in future periods, such transactions will be accounted for in accordance with the provisions of SOP 93-6 as described below.

      Under SOP 93-6, as shares are released from collateral, compensation expense is recorded equal to the then current market price of the shares, and the shares become outstanding for purposes of earnings per share calculations. Stock and cash dividends on allocated shares are recorded as a reduction of retained earnings and paid directly to plan participants or distributed directly to participants' accounts. Cash dividends on unallocated shares are recorded as a reduction of debt and accrued interest. Stock dividends on unallocated shares are recorded as an increase to the unearned shares issued to the employees stock ownership trust contra-equity account and distributed to participants' accounts over the remaining debt service period. Currently there are no unallocated shares in the plan.

      STOCK-BASED COMPENSATION PLANS - Statement of Financial Accounting Standards (SFAS) No. 148, ACCOUNTING FOR STOCK-BASED COMPENSATION - TRANSITION AND DISCLOSURE, became effective for financial statements for fiscal years ending after December 15, 2002. The new accounting standard amends APB Opinion No. 28, INTERIM FINANCIAL REPORTING, and SFAS No. 123, ACCOUNTING FOR STOCK-BASED COMPENSATION, to require prominent disclosure about the effects on reported net income of an entity's accounting policy decisions with respect to stock-based compensation and to require disclosures about those effects in interim financial information. Management has elected to continue to use the intrinsic value method of accounting.

      At December 31, 2003, the Company had three stock-based employee/director compensation plans, which are described more fully in Note 18. The plans are accounted for under the recognition and measurement principles of APB Opinion No. 25, ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES, and related interpretations. No stock-based employee or director compensation cost is reflected in net income, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net income and earnings per share if the fair value recognition provisions of FASB Statement No. 123, ACCOUNTING FOR STOCK-BASED COMPENSATION, had been adopted.

                                                                          YEARS ENDED DECEMBER 31,
                                                                   --------------------------------------
                                                                      2003          2002          2001
                                                                   ----------    ----------    ----------
Net income, as reported.......................................     $8,395,738    $7,797,370    $6,922,131

Deduct: Total stock-based employee/director compensation
  expense determined under fair value based method for all
  awards, net of related tax effects..........................       (327,461)     (173,780)     (159,690)
                                                                   ----------    ----------    ----------
Pro forma net income..........................................     $8,068,277    $7,623,590    $6,762,441
                                                                   ==========    ==========    ==========
Earnings per share:

  Basic - as reported.........................................     $     1.78    $     1.48    $     1.22
  Basic - pro forma...........................................           1.71          1.45          1.19
  Diluted - as reported.......................................     $     1.73    $     1.45    $     1.19
  Diluted - pro forma.........................................           1.66          1.42          1.16

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

      LOAN FEE INCOME AND INTEREST INCOME ON LOANS RECEIVABLE - Loan origination fees and certain direct loan origination costs related to loan origination activities are deferred. Net deferred fees/costs are amortized into income over the contractual or actual life of the loan as an adjustment to the loan yield. Net deferred fees/costs related to loans sold are recognized in income at the time the loans are sold.

      Interest income is accrued on loans receivable until management doubts the collectibility of the loan or the unpaid interest, at which time a reserve for any accrued interest is established.

      ADVERTISING COSTS - Advertising costs are expensed as incurred and totaled $918,000, $648,000, and $363,000 for the years ended December 31, 2003, 2002, and 2001, respectively.

      INTEREST RATE RISK MANAGEMENT - Management may hedge certain transactions with purchased option contracts and forward sales commitments. Net gains or losses on these options are considered in the calculation of the lower of cost or fair value for loans receivable held-for-sale.

      The Company has adopted SFAS No. 133, ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES, as amended, which requires that all derivative instruments be reported on the balance sheet at fair value and establishes criteria for designation and effectiveness of hedging relationships. The Company does not speculate on the direction of interest rates in its management of interest rate risk nor hold or issue derivative financial instruments for trading purposes. Changes in fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated and qualifies for hedge accounting and, if it does, the type of hedge transaction.

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

NOTE 2 - RESERVE BALANCES

      The Bank is required to maintain an average reserve balance of $25,000 in its account with the Federal Reserve Bank. For the years ended December 31, 2003, 2002, and 2001, the Bank complied with this requirement.

                 FIRST MUTUAL BANCSHARES, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

NOTE 3 - MORTGAGE-BACKED AND OTHER SECURITIES AVAILABLE-FOR-SALE

      The amortized cost and estimated fair value of securities available-for-sale at December 31, 2003 and 2002 are summarized as follows:

                                                                          GROSS         GROSS
                                                            GROSS       UNREALIZED    UNREALIZED
                                            AMORTIZED     UNREALIZED   LOSSES LESS   LOSSES MORE    ESTIMATED
                                               COST         GAINS      THAN 1 YEAR   THAN 1 YEAR   FAIR VALUE
                                           -----------   -----------   -----------   -----------   -----------
2003
  Freddie Mac securities.................  $15,708,833   $    60,174   $   222,620   $       --    $15,546,387
  Fannie Mae securities..................   43,069,484       292,309       324,031           --     43,037,762
  Ginnie Mae securities..................    8,010,938           --         24,688           --      7,986,250
  US agency securities...................   10,980,831       105,409        32,850           --     11,053,390
                                           -----------   -----------   -----------   -----------   -----------
                                           $77,770,086   $   457,892   $   604,189   $       --    $77,623,789
                                           ===========   ===========   ===========   ===========   ===========

2002
  Freddie Mac securities.................  $ 4,085,161   $   175,273   $       --    $       --    $ 4,260,434
  Fannie Mae securities..................   39,485,379     1,553,171           --            --     41,038,550
  US agency securities...................   12,963,967       117,253           --            --     13,081,220
                                           -----------   -----------   -----------   -----------   -----------
                                           $56,534,507   $ 1,845,697   $       --    $       --    $58,380,204
                                           ===========   ===========   ===========   ===========   ===========

      Certain investment securities shown above currently have fair values less than amortized cost and therefore contain unrealized losses. The Company has evaluated these securities and has determined that the decline in value is temporary and is related to the change in market interest rates since purchase. The decline in value is not related to any company or industry specific event. At December 31, 2003, there were approximately eight investment securities with unrealized losses. The Company anticipates full recovery of amortized cost with respect to these securities at maturity or sooner in the event of a more favorable market interest rate environment.

      Proceeds from the sale of securities during 2003, 2002, and 2001 were $25,442,072, $30,463,849, and $28,142,793, respectively. Gross gains on those sales were $662,564, $478,925, and $546,467, respectively. No gross losses were realized on sales during 2003, 2002, and 2001.

      The amortized cost and estimated fair value of mortgage-backed and other securities available-for-sale at December 31, 2003, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without prepayment penalties.

                                               AMORTIZED       ESTIMATED
                                                  COST         FAIR VALUE
                                              -----------     -----------
  Due after one year through five years.....  $ 3,752,337     $ 3,899,291
  Due after five years through ten years....   10,753,598      10,778,136
  Due after ten years......................    63,264,151      62,946,362
                                              -----------     -----------
                                              $77,770,086     $77,623,789
                                              ===========     ===========

                 FIRST MUTUAL BANCSHARES, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

NOTE 4 - MORTGAGE-BACKED AND OTHER SECURITIES HELD-TO-MATURITY

      The amortized cost and estimated fair value of mortgage-backed and other securities are summarized as follows:

                                                                          GROSS         GROSS
                                                            GROSS       UNREALIZED    UNREALIZED
                                            AMORTIZED     UNREALIZED   LOSSES LESS   LOSSES MORE    ESTIMATED
                                               COST         GAINS      THAN 1 YEAR   THAN 1 YEAR   FAIR VALUE
                                           -----------   -----------   -----------   -----------   -----------
December 31, 2003:
  Fannie Mae securities..................  $ 7,028,766   $   217,292   $     2,118   $       --    $ 7,243,940
  Freddie Mac securities.................      549,870        11,925           --            --        561,795
  Municipal bonds........................    1,324,283         2,598           --         23,503     1,303,378
  REMICs.................................          522           --            --            --            522
                                           -----------   -----------   -----------   -----------   -----------
                                           $ 8,903,441   $   231,815   $     2,118   $    23,503   $ 9,109,635

December 31, 2002:
  Fannie Mae securities..................  $14,265,994   $   594,144   $       --    $       --    $14,860,138
  Freddie Mac securities.................      729,270        14,146           --            --        743,416
  Municipal bonds........................    1,337,161           --         40,936           --      1,296,225
  REMICs.................................       25,617           468           --            --         26,085
                                           -----------   -----------   -----------   -----------   -----------
                                           $16,358,042   $   608,758   $    40,936   $       --    $16,925,864

      Certain investment securities shown above currently have fair values less than amortized cost and therefore contain unrealized losses. The Company has evaluated these securities and has determined that the decline in value is temporary and is related to the change in market interest rates since purchase. The decline in value is not related to any company or industry specific event. There are approximately two investment securities with unrealized losses. The Company anticipates full recovery of amortized cost with respect to these securities at maturity or sooner in the event of a more favorable market interest rate environment.

      The amortized cost and estimated fair value of mortgage-backed and other securities held-to-maturity at December 31, 2003, by contractual maturity, are shown below. Sales from the held-to-maturity portfolio during 2003, 2002, and 2001 amounted to $0, $0, and $11.5 million (par value), respectively. Gross gains on the sales in 2001 totaled $153,854. The circumstances leading up to the sales related to deterioration in the issuers' creditworthiness, and the securities were near their maturity date.

                                                       AMORTIZED     ESTIMATED
                                                          COST       FAIR VALUE
                                                      -----------   -----------
  Due less than one year...........................   $       682   $       685
  Due after one year through five years.............    2,300,555     2,374,399
  Due after five years through ten years............    1,171,397     1,229,521
  Due after ten years..............................     5,430,807     5,505,030
                                                      -----------   -----------
                                                      $ 8,903,441   $ 9,109,635
                                                      ===========   ===========

      Securities having a fair value of $2.3 million and an amortized cost of $2.2 million at December 31, 2003, were pledged to secure public deposits. At December 31, 2002, both the fair value and amortized cost of the pledged securities totaled $1.7 million.

                 FIRST MUTUAL BANCSHARES, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

NOTE 5 - LOANS RECEIVABLE, NET AND LOANS RECEIVABLE HELD-FOR-SALE

Loans receivable consisted of the following as of December 31:

                                                       2003           2002
                                                   ------------   ------------
Real estate:
  Single-family residential......................  $131,681,660   $ 93,207,714
  Single-family construction.....................   127,402,678     79,397,115
  Income property:
    Commercial construction......................    19,132,250     17,693,750
    Commercial real estate.......................   211,526,336    219,346,560
    Multifamily construction.....................    16,774,573     10,175,075
    Multifamily residential......................   184,918,933    177,621,143
  Consumer and other loans.......................    85,242,962     57,626,918
  Business loans.................................    20,089,286     14,682,658
                                                   ------------   ------------
                                                    796,768,678    669,750,933
Less:
  Deferred loan origination (fees) costs.........     1,225,622       (149,592)
    Undisbursed loan proceeds....................   (64,140,336)   (34,527,822)
    Reserve for loan losses......................    (8,406,198)    (7,754,106)
                                                   ------------   ------------
                                                    725,447,766    627,319,413

  Loans receivable held-for-sale.................   (10,143,319)   (12,699,004)
                                                   ------------   ------------
  Loans receivable, net..........................  $715,304,447   $614,620,409
                                                   ============   ============

      A substantial portion of the Company's revenue is derived from the origination of loans in the Puget Sound region of Washington State. The customers' ability to honor their commitments to repay such loans is dependent upon the region's economy and, to a certain extent, the dominant industries in that region such as aerospace, international trade, and high technology.

      Single-family residential, permanent, and construction loans are primarily secured by collateral located in Western Washington. Income property loans, by county or state in which the property resides, are as follows at December 31, 2003:

                                         SNOHOMISH      PIERCE        WHATCOM
                          KING COUNTY     COUNTY        COUNTY        COUNTY        OREGON        OTHER         TOTAL
                         ------------  ------------  ------------  ------------  ------------  ------------  ------------
Income property:
 Commercial
    construction.......  $  3,300,000  $  1,770,000  $ 10,292,550  $  1,932,200  $       --    $  1,837,500  $ 19,132,250
 Commercial
    real estate........   106,748,222    27,955,891    32,525,027     3,967,225    13,044,433    27,285,538   211,526,336
 Multifamily
    construction.......    13,292,500          --         330,000          --       2,133,323     1,018,750    16,774,573
 Multifamily
    residential........    62,359,120     7,828,436    33,394,818     6,691,258    46,617,917    28,027,384   184,918,933
                         ------------  ------------  ------------  ------------  ------------  ------------  ------------
                         $185,699,842  $ 37,554,327  $ 76,542,395  $ 12,590,683  $ 61,795,673  $ 58,169,172  $432,352,092
                         ============  ============  ============  ============  ============  ============  ============

                 FIRST MUTUAL BANCSHARES, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

      Loan originations include both adjustable and fixed interest rate loans. At December 31, 2003, the composition of those loans was as follows:

                                                      ADJUSTABLE
                                        FIXED RATE       RATE          TOTAL
                                       -----------   ------------   ------------
Term to maturity or rate adjustment:

  Due within one year................  $ 8,385,370   $558,519,607   $566,904,977
  After one but within three years...    3,253,734     56,990,325     60,244,059
  After three but within five years..    6,003,141     33,913,292     39,916,433
  After five but within ten years....   34,150,874      2,826,361     36,977,235
    After ten years..................   21,405,062            --      21,405,062
                                       -----------   ------------   ------------
                                       $73,198,181   $652,249,585   $725,447,766
                                       ===========   ============   ============

      Single-family adjustable-rate loans typically have both periodic and lifetime adjustment limitations. Permanent income property adjustable-rate loans generally only have lifetime adjustment limitations. Both types of adjustable-rate loans are generally indexed to either the one-, three-, or five-year Constant Maturity Treasury (CMT), the Federal Home Loan Bank's cost of funds, or the 1-year London Interbank Offering Rate (LIBOR) index. Future market factors may affect the correlation of the interest rate adjustment with the rates the Bank pays on the short-term deposits that have been primarily utilized to fund these loans.

      An analysis of the changes in the reserve for loan losses is as follows for the years ended December 31:


                                            2003          2002           2001
                                         ----------    ----------    ----------
  Balance, beginning of year.........    $7,754,106    $7,032,062    $6,729,166
    Provision for loan losses........     1,150,000       910,000       365,000
    Charge offs......................      (639,573)     (271,249)     (137,606)
    Recoveries.......................       141,665        83,293        75,502
                                         ----------    ----------    ----------
  Balance, end of year...............    $8,406,198    $7,754,106    $7,032,062
                                         ==========    ==========    ==========



  Non-performing loans as of December 31 are summarized as follows:

                                                        2003            2002
                                                    -----------      ----------
      Non-performing loans.......................   $   526,869      $2,073,525
      Percentage of total loans..................         0.07%           0.33%

      There were two impaired loans totaling $16,445 and $16,684 (net of impairment allowances) at year end 2003 and 2002, respectively. The amount of impairment totaled $4,600 for both years.

      The Bank serviced loan balances owned by other investors with aggregate principal balances of $76,424,096 and $46,064,572 as of December 31, 2003 and 2002, respectively.

      Outstanding commitments to borrowers for loans totaled $230,374,000 and $185,705,000 at December 31, 2003 and 2002, respectively. Outstanding commitments to sell loans to investors, which totaled $6,773,000 and $12,304,000 at December 31, 2003 and 2002, respectively, hedge against interest rate fluctuations from the time of the loan commitment until the date at which loans are sold, which is generally within 60 days.

      Commitments to extend credit generally have fixed expiration dates. Since portions of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Prior to extending commitments, each customer's creditworthiness is evaluated on a

                 FIRST MUTUAL BANCSHARES, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

case-by-case basis. The amount of collateral obtained upon extension of credit is based on management's credit evaluation of the borrower. Collateral held includes residential and income-producing properties.


NOTE 6 - ACCRUED INTEREST RECEIVABLE

  Accrued interest receivable at December 31 is summarized as follows:

                                                    2003          2002
                                                 ----------    ----------
  Loans receivable........................       $3,312,821    $3,087,795
  Securities available-for-sale...........          287,803       259,109
  Securities held-to-maturity.............           48,408        88,439
                                                 ----------    ----------
                                                 $3,649,032    $3,435,343
                                                 ==========    ==========


NOTE 7 - SERVICING ASSETS AND SERVICING FEES

  Changes in the servicing assets balance for the years ended December 31 are as follows:

                                                     2003         2002
                                                   --------     --------
  Balance, beginning of year...................    $ 49,914     $ 47,810
      Additions................................     516,776       79,700
      Sales....................................         --       (31,409)
      Amortization.............................     (98,277)     (46,187)
                                                   --------     --------
  Balance, end of year.........................    $468,413     $ 49,914
                                                   ========     ========

      There were no changes in the valuation for impairment of servicing assets for the years ended December 31, 2003, 2002, and 2001.

      Servicing fee income, net of amortization, consisted of the following for the years ended December 31:
                                                  2003       2002        2001
                                                --------   --------    --------
      Servicing fees.........................   $167,708   $149,357    $130,016
      Amortization and recovery (provision)
       for impairment of servicing assets....    (98,277)   (46,187)    (24,287)
                                                --------   --------    --------
      Loan servicing fees, net...............   $ 69,431   $103,170    $105,729
                                                ========   ========    ========

      At December 31, 2003, the expected weighted average life of the Bank's servicing assets was two years. Projected amortization expense for the gross carrying value of servicing assets at December 31, 2003 is estimated to be as follows:

      2004......................................................  $397,404
      2005......................................................    71,009
                                                                  --------
      Gross carrying value of servicing assets..................  $468,413
                                                                  ========

      The projected amortization expense of the servicing asset is an estimate and should be used with caution. The amortization expense for future periods was calculated by applying the same quantitative factors, such as estimated prepayment assumptions that were used to determine the amortization expense for the fourth quarter of 2003. These factors are subject to significant fluctuations. Any projection of servicing asset

                 FIRST MUTUAL BANCSHARES, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

amortization in future periods is limited by the conditions that existed at the time the calculations were performed, and may not be indicative of actual amortization expense that will be recorded in future periods.

NOTE 8 - LAND, BUILDINGS, AND EQUIPMENT

  The following is a summary of land, buildings, and equipment at December 31:

                                                    2003              2002
                                                -----------       -----------
  Land.....................................     $11,272,334       $ 3,249,022
  Buildings................................      13,122,088         7,740,053
  Furniture, fixtures, and equipment........      4,685,027         4,033,178
  Leasehold improvements...................       1,084,051         1,035,940
                                                -----------       -----------
                                                 30,163,500        16,058,193
                                                -----------       -----------
  Less accumulated depreciation and
    amortization...........................      (5,982,991)       (5,093,752)
                                                -----------       -----------
                                                $24,180,509       $10,964,441
                                                -----------       -----------

      Depreciation expense for the years ended December 31, 2003, 2002, and 2001 amounted to $1,078,000, $862,000, and $789,000, respectively.

      Seven office locations are leased under operating leases. Total lease obligations are as follows:

      2004...................................................    $  249,007
      2005...................................................       243,497
      2006...................................................       199,096
      2007...................................................       197,872
      2008...................................................       200,498
                                                                 ----------
                                                                 $1,089,970
                                                                 ==========

      Total lease expenses were $322,916, $838,925, and $725,660 for the years ended December 31, 2003, 2002, and 2001, respectively.

      Sublease income totaled $713,000, $99,000, and $100,000 for the years ended December 31, 2003, 2002, and 2001, respectively.

                 FIRST MUTUAL BANCSHARES, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

NOTE 9 - DEPOSITS

  Deposits consisted of the following at December 31:

                                   Weighted
                               Average Rate at           2003                    2002
                                 December 31,    --------------------   ---------------------
                                    2003          Amount     Percent     Amount      Percent
                                 -----------     --------   ---------   --------    ---------
  Terms

    Money market deposit and
      checking accounts,
      including noninterest-
      bearing deposits of
      $25,141,003 (2003) and
      $16,661,417 (2002).........    1.1%      $191,948,350   32.9%    $134,247,575    27.0%
                                               ------------   ----     ------------    ----
    Regular savings..............    0.8%         8,710,867    1.5        8,386,918     1.6
                                               ------------   ----     ------------    ----
    Time deposits:

      1 to 6 months..............    1.3%        32,160,454    5.5       25,255,307     5.1
      7 to 12 months.............    2.0%       212,370,216   36.3      190,742,851    38.4
      13 to 18 months............    2.4%        46,440,901    8.0       52,588,245    10.6
      2 to 10 years..............    3.9%        92,259,860   15.8       86,148,723    17.3
                                               ------------   ----     ------------    ----
    Total time deposits..........    2.5%       383,231,431   65.6      354,735,126    71.4
                                               ------------   ----     ------------    ----
    Total deposits...............    2.0%      $583,890,648    100%    $497,369,619     100%
                                               ============   ====     ============    ====

      Deposits at December 31, 2003 and 2002, included public funds of $12,212,921 and $11,277,540, respectively. Mortgage-backed securities with a book value of $2,241,324 and $1,662,013 were pledged as collateral on these deposits at December 31, 2003 and 2002, respectively, which exceeds the minimum collateral requirement established by the Washington Public Deposit Protection Commission.

      As of December 31, 2003, scheduled maturities of time deposits were as follows:

      YEAR ENDING DECEMBER 31,
      ------------------------
      2004......................................................  $295,586,562
      2005......................................................    47,758,274
      2006......................................................    13,522,114
      2007......................................................    16,092,443
      2008......................................................     9,987,426
      Thereafter................................................       284,612
                                                                  ------------
                                                                  $383,231,431
                                                                  ============

      Included in deposits are time deposits greater than or equal to $100,000 of $148,907,870 and $124,607,752 at December 31, 2003 and 2002, respectively.
Interest on time deposits greater than or equal to $100,000 totaled $4,225,148, $4,587,764, and $6,302,223 for the years ended December 31, 2003, 2002, and
2001, respectively. Also included in deposits are accounts of approximately $3,503,000 and $3,350,000 at December 31, 2003 and 2002, respectively, which are controlled by members of the Board of Directors and management.

                 FIRST MUTUAL BANCSHARES, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

Deposit interest expense by type for the years ended December 31 was as follows:

                                              2003         2002         2001
                                          -----------  -----------  -----------
  Time deposits.......................    $10,095,366  $12,309,266  $20,171,363
  Money market deposit and checking...      1,818,163    1,592,787    2,393,143
  Regular savings.....................         70,523       92,592      143,507
                                          -----------  -----------  -----------
                                          $11,984,052  $13,994,645  $22,708,013
                                          ===========  ===========  ===========

NOTE 10 - FHLB AND OTHER ADVANCES

  The Company's borrowings consisted of the following at December 31:

                                                         2003           2002
                                                     ------------   ------------
  FHLB advances..................................    $193,642,878   $184,143,897
                                                     ============   ============
  FHLB advances:
      Maximum outstanding at any month end.......    $221,751,405   $196,436,638
      Average outstanding........................     203,275,497    175,573,277
      Weighted average interest rates:
         Annual..................................          2.852%         4.111%
         End of year.............................          2.350%         3.520%
  Other advances.................................    $    500,000   $    250,000
                                                     ============   ============


      Under the terms of the FHLB advances, in addition to FHLB stock held, the Bank must maintain unencumbered collateral of at least 95% of agency MBS/CMOs/REMICS, 83% of one-to-four-unit family permanent mortgages, and 80% of multi-family permanent loans. At December 31, 2003, the minimum book value of eligible collateral pledged for these borrowings was $280,112,000. The Bank has an available line of credit with the FHLB in the amount equal to 40% of total assets.

      FHLB advances at December 31, 2003 mature as follows:

                                                  INTEREST RATES       AMOUNT
                                                  --------------    ------------
      2004...................................        1.10-5.50%     $137,753,760
      2005...................................        1.45-4.94%       34,983,750
      2006...................................        2.92-6.25%       12,021,112
      2007...................................        2.52-3.01%        4,171,756
      2010...................................        4.93%             4,000,000
      2011...................................        5.19%               712,500
                                                                    ------------
                                                                    $193,642,878
                                                                    ============

      The other advances mature on February 27, 2004, with an interest rate of 3.16%.

NOTE 11 - LONG-TERM DEBENTURES (TRUST PREFERRED SECURITIES)

      First Mutual Capital Trust I is a statutory business trust created for the exclusive purpose of issuing and selling capital securities and utilizing sale proceeds to acquire junior subordinated debt issued by the Company. On June 27, 2002, the Trust issued $9 million of trust preferred securities with a 30-year maturity, callable after the fifth year by the Company. The rate adjusts quarterly based on LIBOR plus 3.65%. The Company entered into a swap with the FHLB to fix the interest rate at 8.18% for a period of five years

                 FIRST MUTUAL BANCSHARES, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

(Note 24). These securities are considered capital for the purposes of regulatory capital requirements, subject to regulatory limitations. Accordingly, the junior subordinated debentures are the sole assets of the Trust, and payments under the junior subordinated debentures will be the sole revenues of the Trust. The Company owns all of the common securities of the Trust.

      First Mutual Capital Trust II was formed in January 2003 for the exclusive purpose of issuing and selling trust preferred securities and utilizing the $4.0 million in proceeds from the issuance to partially fund the purchase of First Mutual Center, the building in which the Company's headquarters resides, and to fund asset growth. In January 2003, the Trust issued $4 million of trust preferred securities with a 30-year maturity, callable after the fifth year by the Company. The securities have a fixed rate of 6.87% in the first five years, and will reset quarterly thereafter at the three-month LIBOR rate, plus 3.30%. These securities are considered capital for the purposes of regulatory capital requirements, subject to regulatory limitations. Accordingly, the junior subordinated debentures are the sole assets of the Trust, and payments under the junior subordinated debentures will be the sole revenues of the Trust. The Company owns all of the common securities of the Trust.

      First Mutual Statutory Trust III was formed in December 2003 for the exclusive purpose of issuing trust preferred securities and utilizing the $4.0 million in proceeds from the issuance to fund future asset growth. In December 2003, the Trust issued $4 million of trust preferred securities with a 30-year maturity, callable after the fifth year by the Company. The securities have a fixed rate of 6.51% in the first five years, and will reset quarterly thereafter at the three-month LIBOR rate, plus 2.85%. These securities are considered capital for the purposes of regulatory capital requirements, subject to regulatory limitations. Accordingly, the junior subordinated debentures are the sole assets of the Trust, and payments under the junior subordinated debentures will be the sole revenues of the Trust. The Company owns all of the common securities of the Trust.

      During the fourth quarter of 2003, the Company adopted Financial Accounting Standards Board (FASB) Interpretation Number 46, CONSOLIDATION OF VARIABLE INTEREST ENTITIES, and in accordance with the Interpretation, will no longer be consolidating First Mutual Capital Trust I or II or First Mutual Statutory Trust III.

NOTE 12 - FEDERAL TAXES ON INCOME

      Deferred federal income taxes constitute the differences in the reporting of income and expense for financial statement and income tax purposes. The components of deferred income tax provision (benefit) are as follows for the years ended December 31:
                                                       2003           2002
                                                    ---------      ---------
      Loan origination fees and costs...........    $ 350,212      $ 161,000
      FHLB stock dividends......................      201,382        235,000
      Reserve for loan losses...................     (221,711)      (379,000)
      Other, net................................      483,392        315,000
                                                    ---------      ---------
                                                    $ 813,275      $ 332,000
                                                    =========      =========

                 FIRST MUTUAL BANCSHARES, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS I (CONTINUED)


At December 31, the significant components of the Company's net deferred tax asset were as follows:

                                                            2003        2002
                                                         ----------  ----------
Deferred tax assets:
  Reserve for loan losses..............................  $2,640,000  $2,419,000
  Other, net...........................................     (89,000)    209,000
  Unrealized loss on available-for-sale securities.....     213,000         --
                                                         ----------  ----------
                                                          2,764,000   2,628,000
                                                         ----------  ----------
Deferred tax liabilities:
  Loan origination fees and costs......................   1,601,000   1,067,000
  FHLB stock dividends.................................   1,748,000   1,546,000
  Servicing assets.....................................       7,000       7,000
  Unrealized gain on available-for-sale
    securities and interest rate swap..................         --      415,000
                                                         ----------  ----------
                                                          3,356,000   3,035,000
                                                         ----------  ----------
Net deferred tax (liability)...........................  $ (592,000) $ (407,000)
                                                         ==========   =========

A reconciliation of the effective income tax rate with the federal statutory rate is as follows:

                                  2003                 2002                  2001
                           ------------------   -------------------   -------------------
                             AMOUNT     RATE      AMOUNT      RATE      AMOUNT      RATE
                           ----------  ------   ----------   ------   ----------   ------
Federal income tax at
  statutory rates........  $4,340,185    34%    $4,015,332     34%    $3,636,837     34%

Effect of tax-exempt
  interest income........     (15,554)    0%       (10,805)     0%       (11,783)     0%

Other....................      12,504     0%         7,902      0%        (5,854)     0%
                           ----------  ------   ----------   ------   ----------   ------
                           $4,337,135    34%    $4,012,429     34%    $3,619,200     34%
                           ==========  ======   ==========   ======   ==========   ======

NOTE 13 - STOCKHOLDERS' EQUITY AND REGULATORY CAPITAL REQUIREMENTS

      RESTRICTED RETAINED EARNINGS - Under Washington State law, pre-conversion retained earnings are restricted for the protection of pre-conversion depositors. Restricted retained earnings at December 31, 2003, totaled $108,769.

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

      Quantitative measures established by regulators to ensure capital adequacy require the Company to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital to risk-

                 FIRST MUTUAL BANCSHARES, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

weighted assets, and of Tier I capital to average assets. Management believes, as of December 31, 2003, that the Company met all capital adequacy requirements to which it is subject.

      As of December 31, 2003, the most recent notification from the FDIC categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Bank's category.

      Actual capital amounts and ratios for First Mutual Bancshares, Inc. (consolidated) and First Mutual Bank are presented in the table below:

                                                                                                           TO BE WELL CAPITALIZED
                                                                                        FOR CAPITAL       UNDER PROMPT CORRECTIVE
                                                                    ACTUAL          ADEQUACY PURPOSES         ACTION PROVISIONS
                                                            ---------------------------------------------------------------------
                                                               AMOUNT     RATIO      AMOUNT       RATIO      AMOUNT        RATIO
                                                            -----------   ------  -----------     -----    -----------     ------
As of December 31, 2003:

   Total capital (to risk-weighted assets):
      First Mutual Bancshares, Inc. (consolidated)......    $76,071,944   12.15%  $50,121,076 >/= 8.00%            N/A        N/A
      First Mutual Bank.................................     73,875,751   11.82%   50,027,812 >/= 8.00%    $62,534,765 >/= 10.00%
   Tier I capital (to risk-weighted assets):
      First Mutual Bancshares, Inc. (consolidated)......     63,947,215   10.22%   25,060,538 >/= 4.00%            N/A        N/A
      First Mutual Bank.................................     66,058,905   10.57%   25,013,906 >/= 4.00%     37,520,859 >/=  6.00%
   Tier I capital (to average assets):
      First Mutual Bancshares, Inc. (consolidated)......     63,947,215    7.33%   34,894,210 >/= 4.00%            N/A        N/A
      First Mutual Bank.................................     66,058,905    7.71%   34,282,500 >/= 4.00%     42,853,125 >/=  5.00%

As of December 31, 2002:

   Total capital (to risk-weighted assets):
      First Mutual Bancshares, Inc. (consolidated)......    $59,317,922   10.88%  $43,698,711 >/= 8.00%            N/A        N/A
      First Mutual Bank.................................     57,792,693   10.65%   43,487,126 >/= 8.00%    $54,358,908 >/= 10.00%
   Tier I capital (to risk-weighted assets):
      First Mutual Bancshares, Inc. (consolidated)......     52,489,998    9.63%   21,849,355 >/= 4.00%            N/A        N/A
      First Mutual Bank.................................     50,997,830    9.40%   21,743,563 >/= 4.00%     32,615,344 >/=  6.00%
   Tier I capital (to average assets):
      First Mutual Bancshares, Inc. (consolidated)......     52,489,998    7.08%   29,660,312 >/= 4.00%            N/A        N/A
      First Mutual Bank.................................     50,997,830    6.99%   29,181,423 >/= 4.00%     36,476,778 >/=  5.00%

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

                 FIRST MUTUAL BANCSHARES, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

NOTE 14 - EARNINGS PER SHARE

      The following is a reconciliation of the numerators and denominators of the basic and diluted earnings per share computations:

                                                          Income      Shares(1)  Per Share(1)
                                                       (Numerator)  (Denominator)  Amount
                                                        ----------    ----------    -----
    Year ended December 31, 2003:
      Basic EPS:
        Income available to common shareholders         $8,395,738     4,708,752    $1.78
                                                                                    =====
      Effect of dilutive stock options                                   157,575
                                                        ----------    ----------
      Diluted EPS:
        Income available to common shareholders plus
          assumed stock options exercised               $8,395,738     4,866,327    $1.73
                                                        ==========    ==========    =====
    Year ended December 31, 2002:
      Basic EPS:
        Income available to common shareholders         $7,797,370     5,267,924    $1.48
                                                                                    =====
      Effect of dilutive stock options                                   114,432
                                                        ----------    ----------
      Diluted EPS:
        Income available to common shareholders plus
          assumed stock options exercised               $7,797,370     5,382,356    $1.45
                                                        ==========    ==========    =====
    Year ended December 31, 2001:
      Basic EPS:
        Income available to common shareholders         $6,922,131     5,694,542    $1.22
                                                                                    =====
    Effect of dilutive stock options                                      95,600
                                                        ----------    ----------
    Diluted EPS:
        Income available to common shareholders plus
          assumed stock options exercised               $6,922,131     5,790,142    $1.19
                                                        ==========    ==========    =====

(1) Shares and EPS have been adjusted for 10% stock dividends paid July 2, 2003 and May 8, 2002.

NOTE 15  OTHER OPERATING EXPENSES

      Salaries and employee benefits consisted of the following for the years ended December 31:

                                                            2003            2002           2001
                                                        -----------     -----------    -----------
     Salaries and employee benefits incurred ........   $14,687,438     $11,685,205    $ 9,426,344

     Amounts deferred with loan origination fees ....    (2,232,520)     (1,448,864)      (959,948)
                                                        -----------     -----------    -----------

                                                        $12,454,918     $10,236,341    $ 8,466,396
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

      The Bank's contributions to the 401(k) retirement plan and trust were $477,539, $439,551, and $332,424 for the years ended December 31, 2003, 2002, and 2001, respectively. There were no significant changes in the rate of contributions to the plan between those years.

NOTE 17 - EMPLOYEE STOCK OWNERSHIP PLAN

      In 1985, the Bank established an ESOP to provide benefits to all employees who have completed one year of service and meet the minimum-hours-worked requirement. The plan is noncontributory on the part of the participants and provides for full vesting upon completion of five years of service. The plan provides for the distribution of accumulated benefits to the employees or their beneficiaries upon death, termination, or retirement. The Bank loaned the ESOP's trustee $200,000 for the purchase of the Bank's common stock at the initial offering price in 1985. During 1990, the Bank's Board of Directors authorized the trustee to borrow an additional $1,464,375 from the Bank to purchase 139,600 more shares (unadjusted for subsequent stock dividends and stock splits) of the Bank's common stock in the open market. Upon formation of the holding company, First Mutual Bank stock was converted to First Mutual Bancshares, Inc. stock. Shares of stock are allocated to employees as the loans are repaid. The loan was paid in full during 2001.

      Shares held by the ESOP at December 31, 2003, were as follows:

                                  NUMBER OF      PRICE RANGE      AVERAGE PRICE
                                   SHARES         PER SHARE         PER SHARE
                                   ------         ---------         ---------
      Allocated
          Vested...............   357,920
          Non-vested...........     2,222
                                  -------
                                  360,142       $0.99 - $24.77        $2.65
                                  =======

      Contributions to the ESOP for the years ended December 31, 2003, 2002, and 2001 were $50,011, $25,003, and $25,000, respectively.

NOTE 18 - STOCK OPTION PLAN

      The Company has stock option plans for directors and employees. Options have a term of six or ten years and are granted at fair market value on the grant date. The Company's Board of Directors determines vesting of the options. Options generally become exercisable in one or more installments during their term, and the right to exercise may be cumulative. At December 31, 2003, 581,013 shares of common stock, adjusted for stock dividends, were available for grant under the plan. A total of 285,373 shares are currently exercisable at December 31, 2003. All schedules presented in this footnote are adjusted for stock dividends and stock splits.

                 FIRST MUTUAL BANCSHARES, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

      A summary of the stock option plans at December 31, 2003, 2002, and 2001, and changes during the years ended on those dates is presented below:

                                                                            Weighted          Weighted
                                                          Range of           Average           Average
                                         Shares        Exercise Price*    Exercise Price*    Fair Value*
                                         ------        ---------------    ---------------    -----------
BALANCE, December 31, 2000 ............  508,651       $2.80 - $13.15         $ 8.36

Exercisable at year end: 325,953 shares
Options granted .......................   39,207         9.94 - 11.27          10.56           $ 4.48
Options exercised .....................  (66,162)         2.80 - 9.08           3.48
Options terminated ....................  (35,525)        3.67 - 13.10           7.76
                                         -------
BALANCE, December 31, 2001 ............  446,171         3.62 - 13.15           9.32

Exercisable at year end: 291,933 shares
Options granted .......................  138,526        13.64 - 14.32          13.99           $ 9.96
Options exercised .....................  (74,880)        3.62 - 10.23           6.00
Options terminated ....................  (19,534)        9.94 - 14.32          13.05
                                         -------
BALANCE, December 31, 2002 ............  490,283         3.62 - 14.32          11.00

Exercisable at year end: 256,387 shares
Options granted .......................  106,182        16.08 - 18.77          18.35           $10.15
Options exercised .....................  (56,493)        3.62 - 13.15           7.18
Options terminated ....................   (3,436)        5.92 - 14.32          10.30
                                         -------
BALANCE, December 31, 2003 ............  536,536       $3.67 - $18.77         $12.86
                                         =======
Exercisable at year end: 285,373 shares

-----------------------
* Per Share

      The following table summarizes information about stock options outstanding at December 31, 2003:

                               OPTIONS OUTSTANDING                                          OPTIONS EXERCISABLE
     --------------------------------------------------------------------------        -----------------------------
                                                    WEIGHTED          WEIGHTED                              WEIGHTED
                                 NUMBER             AVERAGE            AVERAGE           NUMBER              AVERAGE
         RANGE OF               OF SHARES           EXERCISE          REMAINING          OF SHARES          EXERCISE
      EXERCISE PRICE*          OUTSTANDING           PRICE*              LIFE          EXERCISABLE           PRICE*
      ---------------          -----------           ------              ----          -----------           ------
     $ 3.00 - $ 6.00              24,082             $ 5.64           2.3 years            24,082            $ 5.64
       6.01 -   9.00              49,815               8.06           6.5 years            33,439              8.06
       9.01 -  12.00             124,385              10.07           5.7 years            98,432              9.94
      12.01 -  15.00             232,072              13.63           4.7 years           129,420             13.26
      15.01 -  18.00              19,337              16.46           7.5 years              --                 --
      18.01 -  21.00              86,845              18.77           9.5 years              --                 --
                                 -------                                                  -------
                                 536,536                                                  285,373
                                 =======                                                  =======

-----------------------
* Per Share

      The Company applies Accounting Principles Board Opinion No. 25, ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES, and related Interpretations in accounting for its stock option plans. Accordingly, no compensation cost has been recognized for its stock option plans for the years ended December 31, 2003, 2002, and 2001.

                 FIRST MUTUAL BANCSHARES, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

      The fair value of options granted under the stock option plans was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used: Annual dividend yield of 1.49% -1.65% for 2003, 1.82% for 2002, and 1.56% for 2001; expected volatility of 38%
- 48% for 2003, 37% for 2002, and 35% for 2001; and expected lives of 6 years -10 years for 2003, 7.5 years for 2002, and 7.6 years for 2001. The risk-free interest rate assumptions were 2.80% - 3.69%, 3.12%, and 6.29% for 2003, 2002, and 2001, respectively.

      Note: The weighted average assumptions are presented as a range for year 2003 as a result of the requirements of SFAS 123, ACCOUNTING FOR STOCK BASED COMPENSATION, as amended, which requires the Bank to calculate compensation expense on a quarterly basis as opposed to the yearly calculation used in 2002 and 2001.

NOTE 19 - COMMITMENTS AND CONTINGENCIES

      The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet financing needs of its customers. These financial instruments may include commitments to extend credit, standby letters of credit, and financial guarantees. Those instruments involve, to varying degrees, elements of credit and interest-rate risk in excess of the amount recognized in the balance sheet. The contract amount of those instruments reflects the extent of the Bank's involvement in particular classes of financial instruments.

      The Bank's exposure to credit loss in the event of nonperformance by the other party to the instrument for commitments to extend credit, standby letters of credit, and financial guarantees written is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

      Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. At December 31, 2003, approximately 27% of loan commitments were drawn upon by customers. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if it is deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the borrower. Collateral held varies but may include accounts receivable, inventory, property, plant, and equipment, and residential or income-producing commercial properties. The Bank has not incurred any significant losses on its commitments in 2003 or 2002.

      Standby letters of credit and financial guarantees written are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements, bond financing, and similar transactions. The Bank underwrites its standby letters of credit using its policies and procedures applicable to loans in general. Standby letters of credit are made on an unsecured and secured basis. The Bank has not been required to perform on any financial guarantees during the past two years.

      The Bank is committed to acquire and build a banking center in the Canyon Park area for an estimated cost of $3.5 million. The Bank is currently under contract to purchase the land given the seller fulfills his obligations stipulated in the agreement. As of December 31, 2003, approximately $300,000 has been expended and capitalized for this project.

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

                 FIRST MUTUAL BANCSHARES, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

      A summary of the notional amount of the Bank's financial instruments with off-balance-sheet risk at December 31, 2003 follows:

                                                                    AMOUNT
                                                                 ------------
      Commitments to extend credit .........................     $230,304,000
                                                                 ============
      Standby letters of credit ............................     $     70,000
                                                                 ============

NOTE 20 - SUBSEQUENT EVENTS

      The Company declared a 10% stock dividend on February 26, 2004, payable on April 7, 2004.

NOTE 21 - FAIR VALUE OF FINANCIAL INSTRUMENTS

      The following disclosure of the estimated fair value of financial instruments is made in accordance with the requirements of SFAS No. 107, DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS. The estimated fair value amounts have been determined using available market information and appropriate valuation methodologies. However, considerable judgment is necessary to interpret market data in the development of the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that may be realized in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts. The estimated fair value of financial instruments is as follows at December 31, 2003 and 2002 (in thousands):

                                                                              2003                               2002
                                                                  ----------------------------        ----------------------------
                                                                                    ESTIMATED                           ESTIMATED
                                                                   CARRYING           FAIR             CARRYING           FAIR
                                                                    VALUE             VALUE             VALUE             VALUE
                                                                  ----------        ----------        ----------        ----------
Assets:
   Cash and cash equivalents ..................................   $    7,427        $    7,427        $   14,972        $   14,972

   Securities available-for-sale ..............................       77,624            77,624            58,380            58,380

   Loans held-for-sale ........................................       10,143            10,143            12,699            12,699

   Mortgage-backed and other securities held-to-maturity ......        8,903             9,110            16,358            16,926

   Loans receivable ...........................................      715,304           714,963           614,620           615,735

   Accrued interest receivable ................................        3,649             3,649             3,435             3,435

   Servicing asset ............................................          468               588                50                85

   FHLB stock .................................................       11,036            11,036            10,443            10,443

Liabilities:
   Demand, savings, and money market deposits .................      200,659           200,659           142,634           142,634

   Time deposits ..............................................      383,231           387,342           354,735           360,070

   Drafts payable .............................................          357               357               369               369

   Advance payments by borrowers for taxes and insurance ......        1,727             1,727             1,798             1,798

   Short-term FHLB advances ...................................      137,754           136,779           123,043           123,570

   Long-term FHLB advances ....................................       55,889            55,868            61,101            60,863

   Other advances .............................................          500               495               250               250

   Long-term debenture ........................................       17,000            16,950             9,000             9,085

                 FIRST MUTUAL BANCSHARES, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

                                                            2003                     2002
                                                    ---------------------  -----------------------
                                                               ESTIMATED                ESTIMATED
                                                    CARRYING     FAIR        CARRYING     FAIR
                                                     VALUE       VALUE        VALUE       VALUE
                                                    ---------------------  -----------------------
 Derivatives:
      Interest rate swap........................      (490)      (490)         (33)         (33)
      Rate lock commitments.....................         4          4           68           68
      Outstanding commitments to sell loans.....       --         --          (624)        (624)

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

      No adjustment was made to the market interest rates for changes in credit of performing loans for which there are no known credit concerns. Management believes that the risk factor embedded in the market interest rates, along with the general reserves applicable to the loan portfolio, for which there are no known credit concerns, results in a fair valuation of such loans.

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

      LONG-TERM DEBENTURE - The carrying amount of the long-term debentures (associated with the trust preferred securities issuances) is estimated using discounted cash flow analyses based on the Company's current incremental borrowing rates of similar types of borrowing arrangements.

      OTHER - The carrying value of other financial instruments has been determined to be a reasonable estimate of their fair value.

      SERVICING ASSET - The carrying value of the servicing asset is as defined by SFAS No. 140, ACCOUNTING FOR TRANSFERS AND SERVICING OF FINANCIAL ASSETS AND EXTINGUISHMENT OF LIABILITIES. The fair value of the servicing assets is based upon a valuation model that calculates the present value of future cash flows.

      COMMITMENTS TO ORIGINATE LOANS - Based on the short terms of these instruments, the unrealized gains or losses are expected to be insignificant.

      LIMITATIONS - The fair value estimates presented herein are based on pertinent information available to management as of December 31, 2003 and 2002. Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since that date and therefore, current estimates of fair value may differ significantly from the amounts presented herein.

                 FIRST MUTUAL BANCSHARES, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS I (CONTINUED)

NOTE 22 - SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

                                             FIRST           SECOND            THIRD           FOURTH
                                            QUARTER          QUARTER          QUARTER          QUARTER          TOTAL
                                         ------------     ------------     ------------     ------------     ------------
YEAR ENDED DECEMBER 31, 2003

Interest income .....................    $ 12,008,062     $ 12,277,040     $ 12,524,092     $ 12,852,339     $ 49,661,533

Interest expense ....................       4,932,814        4,840,096        4,613,369        4,537,433       18,923,712
                                         ------------     ------------     ------------     ------------     ------------

Net interest income .................    $  7,075,248     $  7,436,944     $  7,910,723     $  8,314,906     $ 30,737,821
                                         ============     ============     ============     ============     ============

Provision for loan losses ...........    $    135,000     $    325,000     $    350,000     $    340,000     $  1,150,000
                                         ============     ============     ============     ============     ============
Other operating income and
   expenses, net ....................    $ (3,786,530)    $ (4,045,360)    $ (4,131,098)    $ (4,891,960)    $(16,854,948)
                                         ============     ============     ============     ============     ============

Net income ..........................    $  2,087,158     $  2,029,617     $  2,269,225     $  2,009,738     $  8,395,738
                                         ============     ============     ============     ============     ============

Basic earnings per share ............    $       0.44     $       0.43     $       0.48     $       0.43     $       1.78
                                         ============     ============     ============     ============     ============
Earnings per share assuming
   dilution .........................    $       0.44     $       0.42     $       0.46     $       0.41     $       1.73
                                         ============     ============     ============     ============     ============
Weighted average shares
   outstanding ......................       4,686,213        4,709,686        4,714,463        4,724,167        4,708,752
                                         ============     ============     ============     ============     ============
Weighted average shares
   outstanding including effect
   of dilutive stock options ........       4,813,398        4,872,060        4,885,930        4,940,194        4,866,327
                                         ============     ============     ============     ============     ============
YEAR ENDED DECEMBER 31, 2002

Interest income .....................    $ 12,086,185     $ 12,171,103     $ 12,206,870     $ 11,861,205     $ 48,325,363

Interest expense ....................       5,580,073        5,470,565        5,394,961        5,240,766       21,686,365
                                         ------------     ------------     ------------     ------------     ------------

Net interest income .................    $  6,506,112     $  6,700,538     $  6,811,909     $  6,620,439     $ 26,638,998
                                         ============     ============     ============     ============     ============

Provision for loan losses ...........    $     50,000     $     85,000     $    650,000     $    125,000     $    910,000
                                         ============     ============     ============     ============     ============
Other operating income and
   expenses, net ....................    $ (3,478,057)    $ (3,720,616)    $ (2,984,335)    $ (3,736,191)    $(13,919,199)
                                         ============     ============     ============     ============     ============

Net income ..........................    $  1,970,808     $  1,916,398     $  2,102,935     $  1,807,229     $  7,797,370
                                         ============     ============     ============     ============     ============

Basic earnings per share ............    $       0.34     $       0.33     $       0.42     $       0.39     $       1.48
                                         ============     ============     ============     ============     ============
Earnings per share assuming
   dilution .........................    $       0.33     $       0.33     $       0.41     $       0.38     $       1.45
                                         ============     ============     ============     ============     ============
Weighted average shares
   outstanding ......................       5,721,443        5,726,370        4,980,625        4,658,100        5,267,924
                                         ============     ============     ============     ============     ============
Weighted average shares
   outstanding including effect
   of dilutive stock options ........       5,783,723        5,841,556        5,102,992        4,790,820        5,382,356
                                         ============     ============     ============     ============     ============

                 FIRST MUTUAL BANCSHARES, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

NOTE 23 - SEGMENTS

      The management reporting process measures the performance of the operating segments based on the management structure of the Company and is not necessarily comparable with similar information for any other financial institution. The operating segments are defined by product type and customer segments. Management continues to enhance the segment reporting process methodologies. These methodologies are based on the management reporting process, which assigns certain balance sheet and income statement items to the responsible operating segments. Methodologies that are applied to the measurement of segment profitability include:

     o A funds transfer pricing system, which allocates actual net interest income between fund users, is based upon the funding needs and the relative weighted-average life of the loans or securities within each segment.

     o The retail deposit gathering banking center network income and expenses are allocated to the business segments based on their asset size.

     o    The provision for loan losses is allocated to the business segments.

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

     The reportable segments include the following:

      o CONSUMER LENDING - Consumer lending includes residential and home equity lending, direct consumer loans, and consumer dealer financing contracts (sales finance). Residential lending offers loans to borrowers to purchase, refinance, or build homes secured by one-to-four-unit family dwellings. Consumer loans include lines of credit and loans for purposes other than home ownership. In addition, this segment also sells loans into the secondary market. Management may choose to retain or sell the right to service the loans sold (i.e., collection of principal and interest payments) depending upon market conditions.

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

      These segments are managed separately because each business unit requires different processes and different marketing strategies to reach the customer base that purchases the products and services. All three segments derive a majority of their revenue from interest income, and management relies primarily on net interest revenue in managing these segments. No single customer provides more than 10% of the Company's revenues.

                 FIRST MUTUAL BANCSHARES, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

    Financial information for the Company's segments is shown below for the:

                                                              YEARS ENDED DECEMBER 31,
                                       -------------------------------------------------------------------------
                                                  CONSUMER       COMMERCIAL        INVESTMENT
                                                  LENDING          LENDING         SECURITIES          TOTAL
                                               -------------    -------------     -------------    -------------
Interest income ....................   2003    $  16,684,350    $  28,802,555     $   4,174,628    $  49,661,533
                                       2002       12,139,028       30,785,305         5,401,030       48,325,363
                                       2001       12,178,152       34,270,567         6,281,087       52,729,806

Interest expense ...................   2003        5,870,357        9,462,198         3,591,157       18,923,712
                                       2002        5,338,901       11,917,172         4,430,292       21,686,365
                                       2001        7,007,455       17,650,123         6,744,848       31,402,426

Net interest income ................   2003       10,813,993       19,340,357           583,471       30,737,821
                                       2002        6,800,127       18,868,133           970,738       26,638,998
                                       2001        5,170,697       16,620,444          (463,761)      21,327,380

Provision for loan losses ..........   2003          438,880          711,120                --        1,150,000
                                       2002          279,291          630,709                --          910,000
                                       2001          112,823          252,177                --          365,000
Net interest income, after
  provision for loan losses ........   2003       10,375,113       18,629,237           583,471       29,587,821
                                       2002        6,520,836       18,237,424           970,738       25,728,998
                                       2001        5,057,874       16,368,267          (463,761)      20,962,380

Other operating income .............   2003        1,562,678        1,262,540           837,735        3,662,953
                                       2002        1,397,232        1,231,859           607,614        3,236,705
                                       2001        1,870,763          897,253         1,262,084        4,030,100

Other operating expense ............   2003        8,496,179       10,899,984         1,121,738       20,517,901
                                       2002        6,105,200        9,891,994         1,158,710       17,155,904
                                       2001        5,082,223        8,010,815         1,202,864       14,295,902
Income before federal
  income taxes and cumulative
  effect of adoption of new
  accounting principle .............   2003        3,441,612        8,991,793           299,468       12,732,873
                                       2002        1,812,868        9,577,289           419,642       11,809,799
                                       2001        1,846,414        9,254,705          (404,541)      10,696,578

Federal income taxes ...............   2003        1,178,505        3,079,045            79,585        4,337,135
                                       2002          619,409        3,272,307           120,713        4,012,429
                                       2001          627,781        3,146,600          (155,181)       3,619,200
Income before cumulative
  effect of adoption
  of new accounting principle ......   2003        2,263,107        5,912,748           219,883        8,395,738
                                       2002        1,193,459        6,304,982           298,929        7,797,370
                                       2001        1,218,633        6,108,105          (249,360)       7,077,378

Net income .........................   2003        2,263,107        5,912,748           219,883        8,395,738
                                       2002        1,193,459        6,304,982           298,929        7,797,370
                                       2001        1,063,386        6,108,105          (249,360)       6,922,131

Total interest earning assets
  (averages) .......................   2003      244,664,544      454,799,252        98,651,070      798,114,866
                                       2002      171,644,928      429,393,825        97,819,892      698,858,645
                                       2001      147,373,686      406,497,795       102,889,127      656,760,608

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

      At December 31, 2003, the fair value of financial instruments defined as derivatives consisted of:
                                                    NOTIONAL         FAIR
                                                     AMOUNT          VALUE
                                                   ----------      ---------

      Interest-rate-lock loan commitments .......  $1,711,950      $   4,159
      Interest rate swap ........................   9,000,000       (490,271)

      The Company entered into a swap agreement with the FHLB to hedge the variability of cash flows to be paid related to the trust preferred securities. The hedge is a qualifying cash flow hedge with changes in the fair value recorded in other comprehensive income.

NOTE 25 - PARENT COMPANY ONLY FINANCIAL STATEMENTS

      Summary of condensed parent company financial information for First Mutual Bancshares, Inc. for December 31, 2003 and 2002 (in thousands):


                       STATEMENT OF FINANCIAL CONDITION
                                                                    DECEMBER 31,
                                                            ----------------------------
                                                               2003              2002
                                                            ----------        ----------
ASSETS

  Cash .............................................        $      609        $      675

  Investments in subsidiaries ......................            66,172            52,071

  Other assets .....................................             2,006             1,163
                                                            ----------        ----------

Total assets .......................................        $   68,787        $   53,909
                                                            ==========        ==========
LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:
  Borrowings .......................................        $      500        $      250

  Other liabilities ................................            17,460             9,375
                                                            ----------        ----------

                                                                17,960             9,625
Stockholders' equity ...............................            50,827            44,284
                                                            ----------        ----------

Total liabilities and stockholders' equity .........        $   68,787        $   53,909
                                                            ==========        ==========

                 FIRST MUTUAL BANCSHARES, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

                               STATEMENT OF INCOME

                                                                                YEARS ENDED DECEMBER 31,
                                                                    ----------------------------------------------
                                                                       2003              2002              2001
                                                                    ----------        ----------        ----------
INCOME

  Equity in undistributed net income from subsidiaries .....        $    9,161        $    8,268        $    7,090
                                                                    ----------        ----------        ----------

OTHER EXPENSE

  Compensation and employee benefits .......................               107                96                (2)

  Other operating expense ..................................             1,057               619               256
                                                                    ----------        ----------        ----------
    Total expenses .........................................             1,164               715               254
                                                                    ----------        ----------        ----------

    Income before federal income taxes .....................             7,997             7,553             6,836

FEDERAL INCOME TAX BENEFIT .................................               399               244                86
                                                                    ----------        ----------        ----------

NET INCOME .................................................        $    8,396        $    7,797        $    6,922
                                                                    ==========        ==========        ==========

                             STATEMENT OF CASH FLOWS

                                                                                    YEARS ENDED DECEMBER 31,
                                                                           ------------------------------------------
                                                                             2003             2002             2001
                                                                           --------         --------         --------
OPERATING ACTIVITIES
  Net income ......................................................        $  8,396         $  7,797         $  6,922
  Adjustments to reconcile net cash from operating activities
    Equity in undistributed earnings of subsidiaries ..............          (9,161)          (8,268)          (7,090)
    Increase in other assets ......................................            (843)            (706)            (177)
    Increase (decrease) in other liabilities ......................              47              (69)             (72)
                                                                           --------         --------         --------

      Net cash (used) by operating activities .....................          (1,561)          (1,246)            (417)

INVESTING ACTIVITIES
  Dividends (to)/from subsidiaries ................................          (5,900)           9,270            1,060
FINANCING ACTIVITIES
  Dividends paid ..................................................          (1,261)          (1,322)            (940)
  Proceeds from exercise of stock options .........................             406              450              230
  Repurchase and retirement of common stock .......................            --            (15,798)            --
  Proceeds from issuance of long-term debt ........................           8,000            9,000             --
  Proceeds from borrowings ........................................             500             --               --
  Repayment of borrowings .........................................            (250)            --               --
  Repayment of employee stock ownership plan (ESOP) debt ..........            --               --                 98
                                                                           --------         --------         --------

    Net cash provided (used) by financing activities ...............          7,395           (7,670)            (612)
                                                                           --------         --------         --------

NET INCREASE IN CASH AND CASH EQUIVALENTS .........................             (66)             354               31

  Beginning of year ...............................................             675              321              290
                                                                           --------         --------         --------

  End of year .....................................................        $    609         $    675         $    321
                                                                           ========         ========         ========

                            FIRST
                   [LOGO]   MUTUAL
                            BANCSHARES






                       YOUR LIFE. YOUR DREAMS. YOUR BANK.















 FIRST MUTUAL BANCSHARES, INC. 400 - 108TH AVENUE NE, BELLEVUE, WASHINGTON 98004
                                 (425) 455-7300