Form 10-K, Exhibit 13
period 2004-12-31
FIRST MUTUAL BANCSHARES INC
filed 2005-03-16
CIK 1098337

FIRST MUTUAL BANCSHARES ANNUAL REPORT 2004


















2004 FINANCIAL INFORMATION FOR

First Mutual Bancshares, Inc.
















      First
[LOGO]Mutual
      Bancshares

                          FIRST MUTUAL BANCSHARES, INC.
                                TABLE OF CONTENTS
                           2004 FINANCIAL INFORMATION


Forward-looking Statements .................................................

Management's Discussion and Analysis of Financial Condition and
  Results of Operations ....................................................  1

Report of Independent Registered Public Accounting Firm .................... 29

Consolidated Statements of Financial Condition ............................. 30

Consolidated Statements of Income .......................................... 32

Consolidated Statements of Stockholders' Equity and Comprehensive Income ... 34

Consolidated Statements of Cash Flows ...................................... 35

Notes to Consolidated Financial Statements ................................. 37





























This section contains the 2004 Financial Information for First Mutual Bancshares, Inc. Please refer to the attached Annual Report for the Annual Letter to Shareholders and Stock Information.

FORWARD-LOOKING STATEMENT

         This Management's Discussion and Analysis contains statements concerning anticipated future operations, trends, expectations and prospects of First Mutual Bancshares, Inc. and First Mutual Bank (together, the "Company") that are forward-looking statements for the purposes of the safe harbor provisions under the Private Securities Litigation Reform Act of 1995. Statements containing words such as "anticipate," "believe," "estimate," "expect," "forecast," "hopeful," "indicate," "likely," "outlook," "plan" and "possibility" generally constitute forward-looking statements. Such forward-looking statements include statements referring to our expectations regarding our future net interest rate margins and the anticipated effects of changes in interest rates on the Company, our anticipated growth in volume of loan originations from various segments and our sales of a portion of such loans, and our expectations regarding our relatively low ratio of non-performing loans. Although the Company believes that the expectations expressed in these forward-looking statements are based upon reasonable assumptions within the bounds of our knowledge of our business, operations and prospects, these forward-looking statements are subject to numerous uncertainties and risks, many of which are beyond the control of the Company. Actual events, results and developments will ultimately differ from the expectations and may differ materially from those expressed or implied in such forward-looking statements. Factors which could affect actual results include economic conditions in the Company's market area and nationally that affect our loan and deposit growth; interest rate fluctuations, timing and related risks; the impact of competitive products, services and pricing; the success of our credit risk management; our ability to control costs and expenses; loan repayment and delinquency rates and the legislative and regulatory changes affecting the banking industry. There are other risks and uncertainties that could affect the Company which are discussed from time to time in the filings made by the Company with the Securities and Exchange Commission. These risks and uncertainties should be considered in evaluating the forward-looking statements, and undue reliance should not be placed on such statements. The Company shall not be responsible to update any such forward-looking statements.

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

FINANCIAL HIGHLIGHTS

         2004 was a year of important milestones for us, as our assets exceeded $1.0 billion and our record of year-over-year earnings growth passed the 12-year mark, reaching its 49th consecutive quarter in the fourth quarter. For the year, we generated a 16.8% return on average equity, compared to 17.7% in 2003 and 16.2% in 2002.

         Driven primarily by high loan demand, our assets surpassed the $1.0 billion mark at the 2004 year-end, increasing 17% over the 2003 year-end level of $861 million. This followed asset growth of 16% in 2003 and 10% in 2002. Our loan originations increased 11% in 2004, totaling $470 million, as net portfolio loans rose 12% to $799 million at December 31, 2004, from $715 million at the end of 2003.

         Net income increased 11% over the prior year to $9.3 million, or $1.68 per diluted share, compared to $8.4 million, or $1.57 per diluted share in 2003, and $7.8 million, or $1.32 per diluted share in 2002. The strong loan growth contributed to an 11% increase in interest income in 2004, while a shift in our deposit mix helped keep interest expense nearly Oat despite a significantly larger deposit base. Due in part to the 31% growth in core deposits, the cost of interest-bearing liabilities declined dramatically, to 1.78% in 2004 from 2.44% in 2003. Consequently, our net interest income for the year ending December 31, 2004, increased by $5.3 million, or 17% over the prior year to $36.0 million, as our net interest margin for the year totaled 4.06%, continuing the improving trend observed in recent years. Additionally, noninterest income grew 16% to $4.3 million, from $3.7 million last year, with increased servicing fees and gain on sale of loans offsetting a sharp decline in gains on sales of investments.

         This asset growth was not achieved at the expense of credit standards, as credit quality remained strong with total non-performing assets (NPAs) of just $1.0 million, or 0.10% of total assets at the 2004 year-end. The provision for loan losses totaled $1.6 million in 2004 while net charge-offs amounted to $670,000, or 0.09% of average loans, and our loan loss reserve grew to $9.3 million, or 1.14% of gross loans.

RESULTS OF OPERATIONS

NET INTEREST INCOME

         Net interest income represents our primary source of earnings. Changes in our net interest income are influenced by the levels of growth in, and mix of, our various earning assets and funding sources, along with the repricing characteristics of those assets and liabilities. The repricing of our assets and liabilities is, in turn, influenced by the levels of, and changes in, interest rates. For the year ending December 31, 2004, our net interest income increased $5.3 million, or 17%, over the prior year, to $36.0 million as our net interest margin for the year totaled 4.06%, continuing the improving trend observed in recent years. Our net interest margin had previously increased from a level of 3.34% in 2001, to 3.88% in 2002, and 3.99% for 2003.

         As was the case in 2003, the increase in our net interest income for 2004 was primarily attributable to a higher level of earning assets compared to the prior year, though asset and liability repricing also contributed to the improvement. In 2002, repricing and asset growth contributed about equally to the increase in net interest income. The following table illustrates the effects of these variables on net interest income, with the results related to the level of earning assets referred to as "volume" and the effects of asset and liability repricing labeled "rate."

                                                        RATE/VOLUME ANALYSIS
                                                        --------------------



                                           2004 VS. 2003                    2003 VS. 2002                    2002 VS. 2001
                                    INCREASE/(DECREASE) DUE TO:      INCREASE/(DECREASE) DUE TO:      INCREASE/(DECREASE) DUE TO:
                                                          TOTAL                             TOTAL                            TOTAL
                                    VOLUME      RATE      CHANGE     VOLUME      RATE      CHANGE     VOLUME      RATE      CHANGE
                                   --------   --------   --------   --------   --------   --------   --------   --------   --------
                                                                       (DOLLARS IN THOUSANDS)
INTEREST INCOME
  Investments:
    Available for sale securities  $  1,335   $   (129)  $  1,206   $    540   $ (1,126)  $   (586)  $  1,742   $   (291)  $  1,451
    Held to maturity securities        (203)        (8)      (211)      (551)       (52)      (603)    (1,690)      (577)    (2,267)
    Other equity investments             50       (285)      (235)       (48)         8        (40)       (26)       (78)      (104)
                                   --------   --------   --------   --------   --------   --------   --------   --------   --------
        Total investments             1,182       (422)       760        (59)    (1,170)    (1,229)        26       (946)      (920)
  Loans:
    Residential                       2,754       (551)     2,203      1,664       (745)       919        128       (972)      (844)
    Residential construction          1,877        104      1,981      1,359        104      1,463        544       (732)      (188)
    Multifamily                         438     (1,336)      (898)       709     (1,636)      (927)       949     (2,079)    (1,130)
    Multifamily construction            109        (61)        48        (85)        45        (40)      (691)      (356)    (1,047)
    Commercial real estate and
      business                          (19)      (917)      (936)     1,397     (2,310)      (913)     2,533     (3,106)      (573)
    Commercial real estate
      construction                       56        146        202        (36)       (64)      (100)       111       (154)       (43)
    Consumer and other                1,569        536      2,105      1,806        354      2,160      1,019       (681)       338
                                   --------   --------   --------   --------   --------   --------   --------   --------   --------
        Total loans                   6,784     (2,079)     4,705      6,814     (4,252)     2,562      4,593     (8,080)    (3,487)
                                   --------   --------   --------   --------   --------   --------   --------   --------   --------
          Total interest income       7,966     (2,501)     5,465      6,755     (5,422)     1,333      4,619     (9,026)    (4,407)
                                   --------   --------   --------   --------   --------   --------   --------   --------   --------
INTEREST EXPENSE
  Deposits:
    Money market deposit and
      checking accounts                 708        (15)       693        616       (391)       225        336     (1,137)      (801)
    Savings                              (1)        (1)        (2)         8        (31)       (23)        (1)       (49)       (50)
    Time deposits                     1,288     (1,671)      (383)       814     (3,029)    (2,215)      (382)    (7,482)    (7,864)
                                   --------   --------   --------   --------   --------   --------   --------   --------   --------
        Total deposits                1,995     (1,687)       308      1,438     (3,451)    (2,013)       (47)    (8,668)    (8,715)
  FHLB advances and other             1,083     (1,222)      (139)     1,511     (2,263)      (752)     2,109     (3,114)    (1,005)
                                   --------   --------   --------   --------   --------   --------   --------   --------   --------
         Total interest expense       3,078     (2,909)       169      2,949     (5,714)    (2,765)     2,062    (11,782)    (9,720)
                                   --------   --------   --------   --------   --------   --------   --------   --------   --------
         Net interest income       $  4,888   $    408   $  5,296   $  3,806   $    292   $  4,098   $  2,557   $  2,756   $  5,313
                                   ========   ========   ========   ========   ========   ========   ========   ========   ========

    EARNING ASSET GROWTH (VOLUME)

         For the last two years, growth in our earning assets has accounted for most of the improvement in our net interest income. For the 12 months ended December 31, 2004, our earning assets averaged $889 million, representing a 15% increase over the prior year. Similarly, for 2003 our average earning assets totaled $771 million, a 12% increase over the 2002 level. However, while growth in the level of average earning assets has been a recurring theme over the last few years, the categories driving the growth have changed.

         As illustrated in the previous table, our loan portfolio has accounted for the majority of earning asset growth each year. Our average loans, including loans held for sale and net of provision for loan losses, have increased by approximately 13% in each of the last three years, to levels of $597 million, $676 million, and $767 million, respectively. It was this growth in our average loan balances that effectively drove the $4.6 million and $6.8 million volume-based improvements in interest income in 2002 and 2003, and largely accounted for the $8.0 million increase in 2004.

         In 2002, while commercial real estate and business loans were responsible for most of the volume-based interest income growth, consumer and multifamily loans emerged as significant contributors to the overall improvement. For 2003, the increase in interest income attributable to additional volume was no longer driven primarily by only one or two loan categories, but instead by the combination of consumer, residential, commercial real estate and business, residential construction, and multifamily loans. Finally, in 2004, our loan production had shifted such that residential mortgages and construction loans were the primary contributors to volume-based interest income growth. Additionally, the consumer loan category continued to contribute to volume-based interest income growth despite our decision in late summer of 2003 to resume sales of these loans, a practice we had previously halted in late 2002.

         By comparison, the growth in our securities holdings made a less meaningful contribution to the overall net interest income improvement in 2004, and had virtually no impact in 2002 and 2003. The additional volume-based interest income from securities in 2004 was attributable to our decision to increase that portfolio as a percentage of total assets.

         Prior to 2001, our securities portfolio represented a much larger component of our total asset mix. As rates declined in 2001, 2002, and 2003, prepayments on mortgage-backed securities held in our portfolio accelerated, due in large part to the refinancing of the underlying mortgages at lower interest rates. Additionally, the falling interest rates resulted in many securities trading at premiums to their par values. Consequently, some securities were sold from the portfolio during this period to recognize those gains before the securities paid off at their par values. The amount of new securities acquired during this period was typically well below the value of securities paid off and/or sold as we were reluctant to add significant volumes of securities to the balance sheet with interest rates at very low levels. With rates finally starting to move upward in 2004, we felt more comfortable acquiring securities, typically short-term hybrid adjustable-rate mortgage (ARM) securities. With these additional securities, our portfolio totaled $132 million at the 2004 year-end, an increase of 52%, or $45 million over the level as of December 31, 2003.

         Our asset growth is generally funded by increases in deposits and wholesale borrowings. As of December 31, 2004, our deposits totaled $675 million, up nearly 16% from $584 million at the 2003 year-end, which was in turn 17% over the year-end 2002 level of $497 million. Checking and money market products accounted for approximately $62 million, or 68% of the 2004 deposit growth. Similarly, approximately twothirds of the 2003 deposit increase was attributable to checking and money market accounts. The growth of these accounts typically helps reduce our overall cost of funds and is consequently an important part of our funding strategy for the future.

         Because we have, at times, found ourselves unable to fully support our asset growth with new deposits, we have utilized Federal Home Loan Bank (FHLB) advances as a supplemental funding mechanism. In order to accommodate the growth in our loan and securities portfolios, our usage of FHLB advances increased over the prior year. Advances totaled $234 million as of December 31, 2004, an increase of 21% over the prior year-end. The increased utilization of FHLB advances resulted in an additional $2.1 million in volume-based interest expense in 2002, $1.5 million in 2003, and $1.1 million in 2004 relative to the corresponding prior years.

    ASSET YIELDS, FUNDING COSTS, AND NET INTEREST MARGIN (RATE)

         As noted above, our net interest margin for 2004 totaled 4.06%, up from 3.99% for 2003, representing the third consecutive year for improvement in the margin since declining to 3.34% in 2001 from 3.46% in 2000.

The movements in our margin over this period have been largely influenced by the overall interest rate environment and competitive forces in the local deposit market.
                                    NET           YIELD ON        COST OF
                                  INTEREST        EARNING     INTEREST-BEARING
YEAR                               MARGIN          ASSETS        LIABILITIES
----                               ------          ------        -----------
2002 ...........................   3.88%           6.87%            3.24%
2003 ...........................   3.99%           6.16%            2.44%
2004 ...........................   4.06%           5.89%            1.78%

         Over the 2001 to 2003 timeframe, most major interest rate indexes were falling and the Federal Reserve Bank cut rates a total of 13 times: 11 in 2001 and once each in 2002 and 2003. The yield on our loan portfolio, which consists primarily of adjustable-rate loans, fell rapidly in 2001 in response to the falling rates. It then declined less dramatically in the more stable rate environments of 2002 and 2003. In contrast, the pricing on our deposit accounts is not tied to short-term market index rates, but instead is driven principally by competitive factors in our local market. Consequently, in an environment where rates are dropping quickly, the pricing of our deposits will tend to lag the market index rates and decline in a more gradual fashion. This occurred in 2001, and the combination of rapidly falling market index rates, and therefore adjustable-rate loan yields, with slow moving deposit pricing resulted in a compression of our net interest margin.

         While interest rates continued to move lower in 2002, the magnitude of the decline in rates most relevant to our loan portfolio was much less significant than the reductions that occurred in 2001. As a result, while our loan yields continued to decrease, a greater impact was seen in deposit pricing, which continued its gradual descent in response to the previous year's interest rate movements. With liability costs now declining more rapidly than asset yields, the net interest margin for the year improved from 3.34% to 3.88%. This trend continued for 2003 with liability costs again continuing their descent and falling more rapidly than asset yields, resulting in continued improvement in our net interest margin, which totaled 3.99% for the year.

         In 2004, we saw the reversal of this trend as the major market indexes began moving upward and the Federal Reserve Bank started increasing its target Fed Funds rate. Despite the reversal and upward movement in market index interest rates, the yield on our earning assets continued to decline in 2004, totaling 5.89% for the year, down from 6.16% for 2003 and 6.87% for 2002. Both our loan and securities portfolios contributed to the reduction in asset yields, though for different reasons.

         For the loan portfolio, favorable repricing on construction, consumer, and other loans failed to offset the negative repricing impacts of single and multifamily residential mortgages and commercial real estate loans. For those loan types that exhibited favorable effects from repricing, the changes in rates were largely a result of the above-mentioned upward movements in various interest rate indexes. Conversely, for those loan types that demonstrated negative effects from repricing, in some cases the declines in yields could be attributed to loans originated in 2004 having shorter terms to the first rate adjustment than in the prior year. As an example, in 2003 our permanent multifamily mortgages were originated with a balance-weighted-average initial interest rate of 5.56% and 2.0 year balance-weighted-average term to the first rate adjustment. For 2004, the balancew-eighted-average starting interest rate fell to 5.01% with a balance-weighted-average term of 1.2 years to the first rate adjustment. Thus, to the extent that adjustable-rate loans with shorter terms to their first rate adjustments were originated in 2004, negative impacts on rates were observed. Additionally, the negative repricing effects earlier in the year were also attributable, in part, to two items: loans repricing in 2004 before most interest rate indexes began to move upwards and higher-rate loans paying off and being replaced with new loans at the lower interest rates available at that time.

         In the investment portfolio, the most significant impact was attributable to our holdings of stock in the FHLB, which is represented in the "Other Equity Investments" line in the Rate/Volume Analysis table. As a member of the FHLB and to utilize FHLB advances as a funding source, we maintain a position in FHLB stock. Our position in this stock, which totaled nearly $13 million as of December 31, 2004, has typically paid dividends on a quarterly basis. Because of recent events at the FHLB, the fourth quarter dividend was not declared, which resulted in a significant reduction in investment income. In addition to this impact on the fourth quarter, the dividend rate had been reduced in the first quarter of 2004 and again in the third quarter of the year. Combined, these reductions contributed significantly to the year-over-year reduction in interest income attributable to rates on our investments. The FHLB has recently declared a 1.63% (annualized) dividend for the first quarter of 2005. Although the dividend rate is less than we have received in prior quarters, it is certainly an encouraging sign.

         Also impacting the yield earned on our investment portfolio was the acquisition of securities in 2004. For the most part, the securities purchased in 2004 were short-term hybrid ARM securities. These securities have an initial fixed-rate period after which the rate becomes adjustable annually. By comparison, the securities previously purchased for our portfolio tended to be fixed-rate seven-year balloon or 15-year instruments. In consideration for the adjustable-rate feature on the hybrid ARM, the initial yield on these instruments will typically be less than those on the fixed-rate instruments. Consequently, the purchase of hybrid ARM securities typically resulted in a rate-related reduction to interest income.

         On the liability side, our funding costs declined more significantly in 2004 than did our asset yields. This was attributable to the previously mentioned growth in checking and money market accounts as well as the continued reduction in our time deposit costs. Despite the growth of over $29 million in time deposit balances from December 31, 2003, to 2004, the interest paid on these deposits fell approximately $383,000 compared to the prior year. As noted earlier, up through 2003 our time deposit pricing lagged the decline in market indexes and wholesale funding rates. By the third quarter of 2003, however, our time deposit rates had effectively caught up to reflect the prevailing market rates. Consequently, new deposits in the last half of 2003 were generally acquired at rates below those paid earlier in the year, and time deposits maturing in the last half of 2003 were largely retained at rates below their maturing rate. These benefits then carried through into 2004. Given that short-term interest rates began rising noticeably in the second quarter of 2004 and that these increases have begun to influence the levels of time deposit rates offered by our competitors in our local market, it is unlikely that we will continue to see favorable repricing on time deposits.

         With our deposit pricing falling in response to the change in mix and drop in time deposit rates, the cost of interest bearing liabilities totaled 1.78% for the year ended December 31, 2004, down 66 basis points from 2.44% in 2003. These factors offset our declining asset yields and translated to a net interest margin of 4.06% for the year ended December 31, 2004, improving relative to the 2003 level of 3.99% and 2002 margin of 3.88%.

         Our forecast for the first quarter of 2005 is for a net interest margin in the 4.05%-4.10% range. This outlook depends upon key assumptions including, but not limited to, loan and deposit growth, mix, and pricing, loan repayment behavior, and a stable short-term rate environment.

NONINTEREST INCOME

   GAIN ON SALES OF LOANS

         GAINS ON LOAN SALES                      2004          2003          2002
         -------------------                  ------------  ------------  ------------
          Consumer Loan Sale Gains .........  $  1,435,000  $    411,000  $    522,000
          Commercial Loan Sale Gains .......       175,000       105,000        52,000
          Residential Loan Sale Gains ......       147,000       468,000       553,000
                                              ------------  ------------  ------------
          Total Gains on Loan Sales ........  $  1,757,000  $    984,000  $  1,127,000
                                              ============  ============  ============

          LOANS SOLD                              2004          2003          2002
          ----------                          ------------  ------------  ------------
          Consumer Loans Sold ..............  $ 35,572,000  $ 12,859,000  $ 16,873,000
          Commercial Loans Sold ............    32,606,000    24,530,000    19,068,000
          Residential Loans Sold ...........    35,787,000    58,439,000    53,461,000
                                              ------------  ------------  ------------
          Total Loans Sold .................  $103,965,000  $ 95,828,000  $ 89,402,000
                                              ============  ============  ============

         In 2004, our gains on loan sales significantly exceeded those in the previous two years, driven largely by the increased sales of our consumer loans. As evidence that a change in the mix of loans sold, rather than an increase in total sales volume, was responsible for the increase in gains on sales, total sales increased only 8% relative to 2003.

         CONSUMER LOAN SALES. Sales Finance loan sales had the most significant impact on our loan sale gains this year. The sales of these loans, and gains thereon, have varied greatly over the last three years in response to strategic decisions applied to this area of our operations. As can be seen in the table above, the gains on sales of these loans declined between 2002 and 2003. This was attributable to a decision in late 2002 to scale back the sales of these loans and retain a greater percentage of originations within our portfolio. Throughout most of 2003, the vast majority of these loans were retained with the objective of growing the portfolio. As loan production increased and the portfolio gained in size, it became necessary to manage that growth through quarterly loan sales. Consequently, we revised our position on selling these consumer loans in late summer 2003, with sales resuming in late 2003 and continuing throughout 2004. For 2004, we realized gains of $1.4 million on loan sales totaling $35.6 million, far exceeding both the $411,000 realized on sales of $12.9 million in 2003 as well as the $522,000 realized on sales of $16.9 million in 2002. Our current plan is to continue selling approximately $6-$8 million in sales finance loans each quarter, though actual sales in a given quarter may fall above or below this range depending on a number of factors, including, but not limited to, quarterly loan production and net portfolio growth. Additionally, as we typically continue to service those loans, these sales have resulted in substantial growth in our service fee income.

         COMMERCIAL LOAN SALES. Gains on commercial loan sales also increased noticeably in the last two years. They totaled $175,000 and represented an increase of 67% over 2003, which was in turn roughly double the 2002 level. Generally, we utilize commercial loan sales to limit our credit exposure to any one borrower. As with consumer loans, we will typically continue to service the sold loans and remain the point of contact for the borrower following the sale. The results for 2004 include a $49,000 gain attributable to the sale of participations in a single, large commercial credit originated by our Business Banking unit. Given the unique structures and unpredictable timing of large Business Banking originations, it is uncertain whether we will see similar gains in the future.

         RESIDENTIAL LOAN SALES. In contrast, residential loan sale gains continued the downward trend exhibited in prior years, declining 69% from their 2003 level, which was in turn 15% lower than those recognized in 2002. We believe that the sales volumes observed in prior years were a product of the high level of refinancing activity that occurred during that time and that the substantial reduction in sales volumes in 2004 represented a more normalized residential lending environment.

                                                                       2004       2003       2002
                                                                     --------   --------   --------
          Gain/(Loss) on Sale of Mortgage Servicing Rights ........  $     --   $ 43,000   $237,000
          Gain/(Loss) on Residential Secondary Marketing Fees .....   147,000    426,000    316,000
                                                                     --------   --------   --------
             Total ................................................  $147,000   $469,000   $553,000
                                                                     ========   ========   ========

         Gain/(Loss) on Sale of Mortgage Servicing Rights. The gains on sales of servicing rights have fallen dramatically over the last several years as a result of our decision to eliminate the residential servicing portfolio. We sold the portfolio because we were concerned that increased loan prepayments, caused by falling interest rates, would diminish the value of the servicing portfolio. In the fall of 1997, we evaluated the loan servicing market and initiated a series of sales that eventually led to the liquidation of our residential servicing portfolio. Those bulk sales totaled $93 million in 1998, $51 million in 2000, $78 million in 2001, and $19 million in 2002. There were no servicing sales in 2003 or 2004; the gain of $43,000 reported in 2003 represents the final settlement of a sale that occurred in late 2002.

         Residential Secondary Marketing Gains/Losses. Secondary market gains/losses are the cash gains or losses from the sale of loans into the secondary market. The significant decline in residential secondary marketing gains in 2004 was in large part a result of the 39% reduction in residential loan sales as compared to the prior year. In addition to the reduction in loan sales, the effects of interest rate movements on trade executions reduced our gains in 2004. More specifically, higher gains on sales are more likely to be recognized in environments where rates are falling and smaller gains in rising-rate environments. The generally downward trend in rates observed during much of 2002 and 2003 helped to increase our gains in those years, while the frequently rising rates in 2004 had the opposite effect.

    SERVICE FEE INCOME

                                                  2004          2003         2002
                                               ----------    ----------   ----------
          Consumer Loan Service Fees ........  $  244,000    $    5,000   $   (4,000)
          Commercial Loan Service Fees ......      71,000        59,000       68,000
          Residential Loan Service Fees .....      (1,000)        6,000       39,000
                                               ----------    ----------   ----------
          Total Service Fee Income ..........  $  314,000    $   70,000   $  103,000
                                               ==========    ==========   ==========

         As a result of the increased level of consumer loan sales this year, our portfolio of loans serviced for others increased significantly and with it fee income for servicing those loans. For 2004, our total servicing fee income rose 352% over the prior year's level. The fees earned on the portfolio of sales finance loans sold and serviced are expected to continue to grow as additional loans are sold each quarter to manage the size of the sales finance loan portfolio.

         Commercial loans serviced for others account for most of the remaining servicing fee income. As noted earlier, several years ago we decided to sell our residential servicing portfolio. Since that time our residential loans have been sold servicing released, meaning we no longer service those loans or receive servicing fees once they are sold.

     GAINS ON SALES OF INVESTMENTS

         For the year ended December 31, 2004, gains on investment sales totaled $71,000 from a single $2 million sale in the first quarter. This represented a significant reduction from the prior year when gains totaled $662,000 on sales of $25 million as well as from 2002 levels when gains of $508,000 were recognized on sales totaling $30 million.

         The reduction in gains in 2004 was attributable to trends in interest rates and the evolution of our portfolio over the last few years. As rates declined in 2001, 2002 and 2003, prepayments on mortgage-backed securities held in our portfolio accelerated, due in large part to the refinancing of the underlying mortgages at lower interest rates. The falling interest rates also resulted in many securities trading at premiums to their par values. Consequently, securities were sold from the portfolio during this timeframe to recognize those gains before the securities paid off at their par values. As rates began to rise in 2004, incentives for borrowers to refinance diminished as did the number of securities trading at premiums to their par values.

         Gains on sales of investments are opportunistic in nature, and we generally do not attempt to forecast future securities sales or gains. At the present time, we have no pending securities sales, nor do we anticipate any sales in the first quarter.

    DEPOSIT FEE INCOME

         Deposit fee income has steadily increased over the last three years, from $472,000 in 2002, to $516,000 in 2003, and $571,000 in 2004. The growth in these fees is largely attributable to the increase in the number of checking accounts over those years. The number of our business checking accounts increased 35% in 2004, from 1,462 to 1,968 accounts, with balances growing by 52%. Consumer checking accounts also rose significantly over the year, with the number of accounts growing 21%, from 5,597 to 6,763, and balances increasing 46%. We experienced similar results in 2003 when money market and checking accounts constituted 70% of our retail deposit growth and in 2002 when business checking accounts increased 79%.

     OTHER NONINTEREST INCOME

                                                   2004         2003         2002
                                                ----------   ----------   ----------
          Rental Income ......................  $  627,000   $  713,000   $   99,000
          Loan Fees ..........................     384,000      281,000      575,000
          ATM/Wires/Safe Deposit .............     189,000      131,000      107,000
          Late Charges .......................     167,000      120,000       99,000
          Miscellaneous ......................     172,000      186,000      147,000
                                                ----------   ----------   ----------
          Total Other Noninterest Income .....  $1,539,000   $1,431,000   $1,027,000
                                                ==========   ==========   ==========

         A number of sources account for the remainder of our noninterest income, with rental income being the most significant piece since our 2003 purchase of First Mutual Center, home of our corporate headquarters. For 2004, our rental income fell $86,000, or approximately 12% relative to the prior year. In the third quarter of 2003, two of our large tenants at First Mutual Center vacated the building and were not replaced. Consequently, rental income for 2004 ran well below the level received in the prior year. The significant increase between 2002 and 2003 corresponds to our acquisition of First Mutual Center in the first quarter of 2003.

         Loan fees increased $103,000 compared to 2003, as prepayment fees totaled $319,000, an increase of $201,000 over the level earned in 2003. Most of this increase was centered in our residential lending segment. We believe the higher level of prepayment fees for 2004 was a result of upward movements in shorter-term interest rates and expectations that rates could continue moving upwards. These movements may have prompted borrowers with loans scheduled to reprice at some point in the next few years to refinance their loans before rates could move higher. Given the uncertainties in interest rates and borrower expectations, we do not know if the higher level of prepayment fees is likely to continue in 2005. Partially offsetting this increase was a decline this year in loan brokerage fees of $79,000. The fall in broker fees, which also occurred in our residential lending segment, was driven by our loan officers' preference to use our own products over those offered by other financial institutions. The decline in loan fees in 2003 was largely the result of a sharp spike in mortgage rates in the third quarter of that year.

         Among other categories of noninterest income, both ATM/wire/safe-deposit fees and late charges have exhibited respectable increases over the last few years and particularly in 2004. The growth in ATM/wire/safe-deposit fees is largely the result of Visa/ATM fee income and is considered a by-product of the growth in our checking accounts. Similarly, most of the increase in late charges is attributable to installment loans, such as those originated and serviced by our Sales Finance lending area. We would expect these sources of income to continue to increase as our checking accounts and installment loan portfolio continue to grow.


NONINTEREST EXPENSE

         Our noninterest expenses totaled $24.6 million in 2004, an increase of $4.1 million, or 20%. This followed 20% increases of $3.4 million in 2003 and $2.9 million in 2002. The growth in operating expenses is the result of several items, including a substantial increase in staff in all three years, a rise in occupancy expense attributable to the purchase of our corporate headquarters in 2003, and a jump in credit insurance premiums in 2004.


    SALARIES AND EMPLOYEE BENEFITS

         Salaries and employee benefit expenses rose by $1.8 million, or 15%, to $14.3 million in 2004. That accounted for approximately 44% of the total increase in noninterest expense. This rate of increase was down from the prior year when these costs increased $2.2 million, or approximately 22%. The comparable increase for 2002 was $1.8 million, or 21%. The additional expense over the last three years was due primarily to staff growth although higher loan officer commissions and incentive plan payments also contributed significantly.

                                                       2004           2003           2002
                                                   ------------   ------------   ------------
          Salaries .............................   $  9,191,000   $  7,965,000   $  7,148,000
          Commissions and Incentive Bonuses ....      2,170,000      1,966,000      1,104,000
          Employment Taxes & Insurance .........        873,000        741,000        652,000
          Temporary Office Help ................        189,000        278,000        118,000
          Benefits .............................      1,838,000      1,505,000      1,214,000
                                                   ------------   ------------   ------------
          Total Salary & Benefit Expenses ......   $ 14,261,000   $ 12,455,000   $ 10,236,000
                                                   ============   ============   ============

         Most of the increase in salary and benefit expense was the result of a 9% increase in the number of employees during the past 12 months. Our staffing level, as measured by full-time-equivalent (FTE) employee count, increased from 201 FTEs on December 31, 2003, to 220 FTEs at the end of 2004. This followed growth rates of 23% in 2003 and 15% in 2002. The additional staffing in 2003 and 2004 consisted largely of positions that helped to build and support the significant growth in our deposit and loan portfolios. Additionally, the new Woodinville and Sammamish banking centers that opened in the third and fourth quarters of 2003 accounted for seven of the new employees that year. The 2002 additions were primarily centered in lending departments, including business banking and residential lending, which grew their respective staff counts by 50% and 56% that year.
                                                             FTE AT
         YEAR                                               YEAR END
         ----                                               --------
         2001 .............................................    143
         2002 .............................................    164
         2003 .............................................    201
         2004 .............................................    220

         Following an 8% increase in 2002, commissions and other incentive compensation rose significantly over the last two years, with a dramatic increase occurring in 2003. Most of the additional expense that year was attributable to higher loan officer commissions, which rose $634,000, or 63%, in response to new loan and deposit incentive plans for our business banking and community business banking officers. For 2004, loan officer commissions declined 10% relative to the prior year levels, totaling $1.5 million. Additional incentive compensation expense was also incurred at our banking centers in each of the last two years in response to the exceptional deposit growth observed over that time. Finally, other incentive compensation, which applies to those employees not covered under other incentive compensation agreements, increased $169,000 in 2003 and $276,000 in 2004 based on the improved financial performance of the Bank.

         Further contributing to the growth in our personnel-related expenses over the last three years has been significant year-over-year increases in our employee benefits costs. Over the last three years, these expenses have risen 27% (2002), 24% (2003), and 22% (2004) as a result of rising employee health insurance premiums and costs associated with the funding and administration of our retirement plans.

         Following an increase of 15% in 2002, the cost of employee medical plans has increased by nearly 27% in each of the last two years. These increases are attributable to the combination of rising premiums and additions to FTEs over that timeframe. In 2005, we have changed the plans we offer our employees and as a result have been able to contain the growth in medical plan expenses to 4%.

         Expenses related to our retirement plans have also risen significantly over the last three years, though at a decreasing rate, as a 44% increase in 2002 was followed by increases of 25% and 17%, in 2003 and 2004, respectively. Expenses related to these plans totaled $491,000, $614,000, and $721,000, respectively, for the three years. The increase in 2002 was largely a result of expenses related to our Employee Stock Ownership Plan (ESOP) plan, which is part of our employees' retirement package. In the two years prior to 2002, ESOP plan expense had declined from $179,000 (2000) to a credit of $28,000 in 2001. With this $28,000 credit as the benchmark for comparison in 2002, that year's $84,000 in ESOP expenses, while remaining well below the 2000 level, resulted in an increase in excess of $112,000 for the year. While 401(k) plan expenses also increased in 2002, the ESOP related costs accounted for the majority of the year's increase. In contrast, for 2003, the growth in retirement plan expense was attributable to 401(k) plan related costs, including 401(k) matching expenses, as ESOP expense declined 11% from the prior year level. The growth in FTE detailed earlier contributed to that increase in pension and 401(k) plan expenses. For 2004, these expenses accounted for approximately half of the growth in retirement related expenses, as ESOP expense also increased $56,000 from the prior year due to a higher funding rate for 2004.

         An issue that complicates the reporting of our compensation expense is the deferral of certain costs directly associated with loan originations. In accordance with current accounting literature, certain loan origination costs are deferred and amortized over the life of each loan rather than expensed in the current period. These costs include, among other items, the expense related to the personnel involved in originating the loan. The net figures are then reported in the financial statements. Consequently, our compensation expense can vary from one period to the next based upon loan origination volumes, the mix of different loan types and the year-to-year changes in standard loan costs. The table below shows the impact of deferred loan origination costs on salary and employee benefit expenses.

         EFFECT OF DEFERRED LOAN ORIGINATION COSTS       2004              2003              2002
         -----------------------------------------  --------------    --------------    --------------
          Salaries and Employee Benefits ........   $   16,638,000    $   14,688,000    $   11,685,000
          Deferred Loan Origination Costs .......       (2,377,000)       (2,233,000)       (1,449,000)
                                                    --------------    --------------    --------------
          Net Salaries and Employee Benefits ....   $   14,261,000    $   12,455,000    $   10,236,000
                                                    ==============    ==============    ==============
          Loan Volume ...........................   $  469,717,000    $  424,364,000    $  342,201,000
                                                    ==============    ==============    ==============

         As can be seen in the above table, our deferred loan origination costs changed only modestly from the prior year, following a substantial increase between 2002 and 2003. The additional deferred costs in 2003 were primarily the result of an increase in the number of loans originated, which rose from approximately 5,600 in 2002 to just over 8,600 in 2003. While most of this increase could be attributed to our sales finance lending operations, significant increases were also observed among income property, business banking, and residential loans. As the standard loan costs for these loan types are significantly greater than that of sales finance loans, smaller increases in the quantities originated for these loan types resulted in as great, or greater, impacts to our total deferred costs than the more dramatic increase in sales finance originations. Additionally, the standard loan cost for each income property loan rose significantly for 2003, further contributing to that year's increase in deferred costs.

         By comparison, very little change was observed in 2004, as reductions in deferred costs among some categories were offset by increased cost deferrals for others. Specifically, a modest increase in the number of sales finance loans originated, a much higher standard cost applied to each sales finance loan, and a substantial increase in the number of business banking loans originated all contributed to higher deferred costs than in 2003. The increase from these factors, however, was largely offset by substantial reductions in both the quantity of income property loans originated as well as the standard cost applied to each. In total, the number of loans originated in 2004 increased only modestly over the prior year to just over 8,700.

     OCCUPANCY

         Occupancy expenses increased $343,000, or 14%, from $2.4 million in 2003 to almost $2.8 million in 2004. This followed an increase of only $90,000, or 4%, in 2003. Despite that year's modest overall increase, there were significant differences among various expense categories as a result of the acquisition of our corporate headquarters, First Mutual Center. These changes included a substantial reduction in rent expense, as we no longer leased the space we occupied in the building. This reduction was offset by increased utilities, maintenance, and depreciation expenses associated with owning the building. In 2002, occupancy expenses had increased 10% over the prior year level. This increase was largely attributable to the mid-2001 openings of our Juanita banking center and Florida consumer loan production office, as well as expansion at our Bellevue headquarters.

                                             2004         2003         2002
                                          ----------   ----------   ----------
         Rent Expense .................   $  313,000   $  323,000   $  839,000
         Utilities and Maintenance ....      639,000      543,000      243,000
         Depreciation Expense .........    1,321,000    1,078,000      862,000
         Other Occupancy Costs ........      514,000      499,000      409,000
                                          ----------   ----------   ----------
         Total Occupancy Expenses .....   $2,787,000   $2,443,000   $2,353,000
                                          ==========   ==========   ==========


         Occupancy costs in 2004 were highly affected by growth in capital expenditures which resulted in $243,000 of higher depreciation expense and leasehold improvement amortization. In 2003, these expenses increased $216,000 over 2002 levels. Contributing substantially to these recent capital expenditures was a remodeling project to one of our banking centers, growth in our information systems infrastructure, and investment in enterprise software. We expect these costs to continue to rise in 2005 as we complete the remodeling projects on our First Mutual Center headquarters building and additional banking centers and begin depreciating those assets. Additional maintenance, repair, and utilities expenses of $96,000 were incurred in 2004, due primarily to the ownership of First Mutual Center.

     OTHER EXPENSES

         Other noninterest expense increased $1.9 million in 2004, or 35%, over the 2003 level and accounted for approximately 48% of the total increase in noninterest expense this year. This increase was attributable in large part to costs related to our sales finance loan portfolio as well as additional information systems and marketing expenses. This followed an increase of $1.1 million, or 23%, for 2003, due largely to increases in some of the same areas. In 2002, other noninterest expenses increased 23%, from $3.7 million to $4.6 million based largely on increased marketing expense and, to a lesser extent, additional legal and office supplies expenses.

                                                 2004         2003         2002
                                              ----------   ----------   ----------
          Marketing & Public Relations ....   $1,243,000   $1,087,000   $  845,000
          Credit Insurance ................    1,102,000      258,000        9,000
          Outside Services ................      600,000      482,000      310,000
          Taxes ...........................      483,000      471,000      406,000
          Informations Systems ............    1,001,000      649,000      485,000
          Legal Fees ......................      421,000      404,000      381,000
          Accounting and Auditing .........      302,000      175,000      141,000
          Other ...........................    2,414,000    2,094,000    1,989,000
                                              ----------   ----------   ----------
          Total Other Expenses ............   $7,566,000   $5,620,000   $4,566,000
                                              ==========   ==========   ==========

         The most significant growth in these expenses for 2004 came from credit insurance premiums for our sales finance loan portfolio, which increased $844,000 from 2003. This followed a 2003 increase of $249,000 over the level in 2002. In the fourth quarter of 2002, we began to insure against default risk on loans to borrowers with credit scores below 720. The premiums for this coverage, 2.7% of insured balances, rose from $2,000 in 2002 to $1.1 million this year based on the growth of insured loans in the sales finance portfolios. At year-end 2003, the insured balances totaled $27.4 million and accounted for 39% of the total Bank and serviced-for-others sales finance portfolios. As of year-end 2004 the insured balances had increased to $48.4 million and made up 45% of the two portfolios. In 2003, 47% of all new loans were insured, which compares to 44% this year. We expect to see further increases in our premiums going forward as our insured sales finance loan balances continue to grow.

         Information systems costs also increased significantly from the prior year, with much of the additional expense attributable to higher costs from our core banking system provider. The increase in 2004 was

$352,000, or 54%, over 2003 expenses. This followed increases of $164,000, or 34%, in 2003 and $11,000, or 2%, in 2002. A significant part of the additional cost in 2004 was related to the development of new products and greater utilization of our online banking features. In the fourth quarter of 2004, we entered into discussions with our system provider; based on the negotiations to this point, we expect to see an increase in costs in 2005, although at a reduced level. Additionally, as previously noted in the "Salaries and Employee Benefits" section, certain costs incurred as part of the loan origination process are deferred and amortized over the life of the loan, including some information systems expenses. Based on our calculations and estimates of information systems costs as they relate to the loan origination process, a larger amount of these costs were capitalized in 2003 than in 2004, with an additional $148,000 capitalized for the year. The rise in information system expenses in 2003 was related to asset growth and the opening of our Woodinville and Sammamish banking centers.

         Marketing and public relations expenses for 2004 increased $156,000, or 14%, over their prior year level, as we increased our expenditures for radio, direct mail, and newsprint advertisements. Our advertising efforts in 2004 included campaigns focused on supporting our deposit growth initiatives and growing our commercial banking operations. This was the third significant increase in as many years. Our marketing expense had increased 73% in 2002, from $489,000 to $845,000, following the establishment of a new marketing department. The objective of this department was to increase our marketing presence and brand recognition within the Puget Sound area. Then, in 2003, our marketing expenditures again increased significantly in an effort to promote our banking centers and commercial banking segment. We have budgeted for year 2005 a 10% growth in marketing and public relations costs of $127,000. We anticipate that the lower growth in those expenses will be adequate to support the continued promotion of our brand and the expected increase in assets and deposits in 2005.

         Accounting and auditing fees also increased significantly, rising $127,000, or 73%, from the level of expense incurred in the prior year. The growth in expenses associated with these services was primarily a result of additional work mandated by the Sarbanes-Oxley Act of 2002. Although we believe that we have experienced most of the growth in costs in 2004 associated with the Act, we cannot be certain at this time. The full impact of the Act will not be entirely understood until we have undergone a full cycle. It is also possible that new regulations related to the Act will be promulgated that will result in our incurring additional costs implementing those regulations

RESERVE AND PROVISION FOR LOAN LOSSES

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

         The determination of the level of reserves, and thus any additional provision, is arrived at through a process that begins with the Asset Management Department. They analyze the loan portfolio from a historical credit perspective and a composition and geographic concentration viewpoint. The Asset Management Department then prepares an economic analysis of the Puget Sound region that includes, when appropriate, employment forecasts, housing sales, vacancy rates, and commercial real estate analysis. That information is then reviewed by our Loan Policy Committee, which further evaluates national and international trends and makes a recommendation as to the loan loss provision to the Audit Committee of the Board of Directors. The Audit Committee considers the input of the Asset Management Department and the recommendation of the Loan Policy Committee and determines the appropriate level of reserves. The Board of Directors reviews the actions of the Audit Committee.

         The provision for loan losses has increased over the last three years from $910,000 in 2002 to $1,150,000 in 2003 and $1,565,000 in 2004. A number of considerations have contributed to that trend: 1) the growth in the loan portfolio; 2) an ongoing assessment of the local and national economies; 3) the increase in the amount of charged-off loans; and 4) the level of non-performing assets.

         During 2004, the net loan portfolio (excluding loans held-for-sale) increased $84 million. About 60% of that growth was in the residential loan area, which is generally considered lower risk than the commercial real estate or business banking loans, although the economy in the Northwest can have a significant effect on the performance of all loan types. Our loan growth in 2003 was $101 million, up substantially from $52 million in 2002.

         The national economy, as measured by Gross Domestic Product, was strong in 2004. The 2005 forecast is for another year of solid economic growth. The regional economic conditions in 2004 paralleled the national economy, buoyed by retail sales and employment growth. Like the national economy, the regional economy is expected to continue its recovery in 2005. Our present concern is the decline in the dollar, which has the potential to effect inflation. We are also concerned about the impact on the credit quality of our loan portfolio resulting from the sharp rise in short-term interest rates.

         Loans that we have charged-off, net of recoveries, totaled $670,000 this year, up from $498,000 in 2003 and $188,000 the prior year. The upward trend in 2004 was largely attributable to the sales finance loans, although the losses in our other loan types represented a larger portion of the charge-offs than we have experienced in prior years. The sales finance loan portfolio constituted 54% of the losses in 2004 as compared to 65% last year and 78% in 2002. In 2004, our business banking loans were responsible for 11% of the losses, residential loans represented 26% of the net charge-offs, and the remaining 9% was the result of losses in the other lending areas. The decline in the ratio of loan losses to total charge-offs associated with the sales finance portfolio is partly the result of a greater portion of the portfolio insured for credit losses. In 2002, 5% of the sales finance loans were insured, increasing to 35% in 2003 and 41% in 2004.

         Another factor that has influenced the size of the loan loss provision for the last three years has been the level of non-performing assets as a percentage of total assets. That ratio was 0.10% at year-end 2004, and compares to 0.06% a year earlier, and 0.28% at the end of 2002. The comparative ratio for FDIC-insured institutions was 0.57% at September 30, 2004, and 0.76% at year-end 2003. For a number of years we have experienced better than average ratios for non-performing assets, and we are hopeful that our credit culture will allow us to continue that trend in the future.

ADOPTION OF NEW ACCOUNTING PRINCIPLE

         On December 16, 2004, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 123(R), ACCOUNTING FOR STOCK-BASED COMPENSATION. Statement 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. We expect to adopt Statement 123(R) on July 1, 2005.

         Statement 123(R) permits public companies to adopt its requirements using one of two methods:

            1. A "modified prospective" method in which compensation cost is recognized beginning with the effective date (a) based on the requirements of Statement 123(R) for all share-based payments granted after the effective date and (b) based on the requirements of Statement 123 for all awards granted to employees prior to the effective date of Statement 123(R) that remain unvested on the effective date.

            2. A "modified retrospective" method which includes the requirements of the modified prospective method described above, but also permits entities to restate based on the amounts previously recognized under Statement 123 for purposes of pro forma disclosures either (a) all prior periods presented or (b) prior interim periods of the year of adoption.

         We intend to adopt Statement 123(R) using the modified retrospective method, restating all prior periods.

         As permitted by Statement 123, we currently account for share-based payments to employees using the intrinsic value method allowed under Opinion #25 and, as such, recognize no compensation cost for employee stock options. Accordingly, the adoption of Statement 123(R)'s fair value method will have a significant impact on our results of operations, although it will have no impact on our overall financial position. The impact of adoption of Statement 123(R) cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. However, had we adopted Statement 123(R) in prior periods, the impact of that standard would have approximated the impact of Statement 123 as described in the disclosure of pro forma net income and earnings per share in Note 1 to our consolidated financial statements. Statement 123(R) also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow as required under current literature. This requirement will reduce net operating cash flows and increase net financing cash flows in periods after adoption. While we cannot estimate what those amounts will be in the future (because they depend on, among other things, when employees exercise stock options), the amount of operating cash flows recognized in prior periods for such excess tax deductions were $0, $13,000, and $123,000 in 2004, 2003, and 2002, respectively.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

         The preparation of the Consolidated Financial Statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect amounts reported in the Consolidated Financial Statements. Changes in these estimates and assumptions are considered reasonably possible and may have a material impact on the Consolidated Financial Statements and thus actual results could differ from the amounts reported and disclosed herein. We consider the assumptions and estimates underlying the allowance for loan losses, servicing assets, credit insurance premiums, and loan origination fees and costs critical accounting policies subject to estimates.

         For additional information regarding the allowance for loan losses, see "Reserve and Provision for Loan Losses" in this Management's Discussion and Analysis (MD&A) and "Allowance for Loan Losses" in Note 1 to the Consolidated Financial Statements. For additional information regarding servicing assets, see "Servicing Assets" under the heading "Review of Financial Condition" in this MD&A and "Servicing Assets" in Note 1 as well as Note 7 "Servicing Assets and Servicing Fees" in the Consolidated Financial Statements. Additional information regarding credit insurance premiums can be found under "Other Expenses" within the "Noninterest Expense" section of the MD&A. For additional information regarding loan origination fees and costs, see "Loans" in Note 1 to the Consolidated Financial Statements. These critical accounting policies are also discussed in the "Critical Accounting Policies" section of the Form 10-K.

REVIEW OF FINANCIAL CONDITION

     ASSETS

         Assets increased 17%, from $861 million at year-end 2003 to just over $1 billion as of December 31, 2004, with significant growth observed in both the investment securities and loan portfolios.

     SECURITIES

         We classify investment securities in one of the following categories:
1) trading, 2) available-for-sale, or 3) held-to-maturity. Securities classified as available-for-sale are reviewed regularly, and any unrealized gains or losses are recorded in the shareholders' equity account. At the end of 2004, the balance of the unrealized loss, net of federal income taxes, was $510,000, which compares to an unrealized loss at year-end 2003 of $95,000. Generally, falling interest rates will increase the amount recorded as unrealized gain, and rising rates will decrease any unrealized gains, as the market value of securities inversely adjusts to the change in interest rates.
                                                                   PERCENTAGE
                                        TOTAL          TOTAL        OF TOTAL
YEARS ENDED DECEMBER 31,             SECURITIES        ASSETS        ASSETS
------------------------             ----------        ------        ------
                                               (DOLLARS IN THOUSANDS)
         1999 .....................  $  105,431      $  581,116        18%
         2000 .....................     123,690         643,231        19%
         2001 .....................      72,347         678,349        11%
         2002 .....................      74,738         745,295        10%
         2003 .....................      86,527         860,844        10%
         2004 .....................     131,944       1,003,783        13%

         Security investments (available-for-sale and held-to-maturity) increased by more than $45 million, or 52%, from December 31, 2003, to the end of 2004 as a result of security purchases, primarily during the second quarter. As can be seen in the above table, prior to 2001 our securities portfolio represented a much larger component of our total asset mix than in the last three years. As rates declined in 2001, 2002 and 2003, prepayments on securities held in our portfolio accelerated, typically due to the underlying mortgages being refinanced at lower rates. Additionally, the falling interest rates resulted in many securities trading at premiums to their par values. Consequently, some securities were sold from the portfolio during this timeframe to recognize the gains on those investments before the securities paid off at their par values. The volume of new securities acquired during these periods was typically well below the value of securities paid off and/or sold, as we were reluctant to add significant volumes of securities to the balance sheet with interest rates approaching historical lows. With rates finally starting to move upward in 2004, we began the process of increasing the size of the portfolio with short-term hybrid ARM securities. With the additional securities purchased this year, we believe the size of our portfolio to be adequate at this time. Consequently we do not anticipate additional securities purchases, other than the amount necessary to retain the current portfolio level.

     LOANS

         Loans receivable, excluding loans held-for-sale, increased by $85 million from $724 million at year-end 2003, to $809 million at the end of 2004, as loan originations increased 11% over the prior year to $470 million. Residential loans accounted for approximately 58% of the overall growth in our loan portfolio for 2004, as impressive growth was observed in the first half of the year, but then decelerated in the second half as loan prepayments increased. By comparison, commercial real estate and business loans accounted for roughly 28% of the year's growth. The larger credits and unique opportunities inherent in commercial lending typically result in less consistent quarter-to-quarter growth for this portfolio than for residential loans. For 2004, the growth in our commercial lending was primarily centered in the first and fourth quarters, and largely attributable to the improved production from our Business Banking segment. Despite the substantially higher sales of sales finance loans compared to 2003, these loans accounted for approximately 9% of the year's loan growth. Our current plan is to continue selling approximately $6 to $8 million each quarter, although actual sales in a given quarter may fall above or below this range depending on a number of factors, including, but not limited to, quarterly loan production and net portfolio growth.

     SERVICING ASSETS

         Servicing assets grew by $1.1 million, or 226%, during 2004. This was the second consecutive year in which these assets grew significantly. The growth in the servicing asset balance over the last two years was attributable to sales of consumer loans by our sales finance area. In the third quarter of 2003, we began selling these loans servicing retained. Consequently, we have been growing our servicing asset with each sale.

                                                           2004           2003           2002
                                                       ------------   ------------   ------------
          Servicing Assets:
              Commercial ...........................   $    173,000   $     94,000   $     50,000
              Residential ..........................         13,000         36,000              0
              Consumer .............................      1,339,000        338,000              0
                                                       ------------   ------------   ------------
              Total ................................   $  1,525,000   $    468,000   $     50,000
                                                       ============   ============   ============
              Loan Balances Serviced for Others ....   $117,852,000   $ 76,424,000   $ 46,065,000

         Servicing assets represent the deferred servicing rights generated from sales of loans that are sold servicing retained, offset by the amortization and prepayments of loans serviced, as well as any impairment charges that may occur. Although the increases in servicing assets have not been a major factor in our overall asset growth, this area is expected to continue increasing with the anticipated future sales of consumer loans.

     LIABILITIES

         Deposits rose 16% from the prior year-end level, totaling $675 million as of December 2004, compared to $584 million for 2003. Included in this growth was an $18 million net increase in our use of brokered deposits over the prior year end. During 2004, certain purchases of hybrid ARM securities described above were match funded, utilizing advances from the FHLB. After doing so, we reduced the outstanding balance of our FHLB line by increasing our utilization of other wholesale funding sources, specifically brokered time deposits. These brokered deposits were issued for terms of one year, which corresponded with the typical term utilized for FHLB advances taken to support the growth of our loan portfolio. Our internal policy limits our use of brokered deposits to 10% of total deposits. At no time during 2004 did we reach or exceed this limit, nor do we expect to significantly increase our usage of this funding source in the foreseeable future.

         Because the deposit growth described above was insufficient to fully support the year's asset growth, we increased our utilization of FHLB advances, our preferred supplemental funding mechanism, to $234 million as of December 31, 2004; that was an increase of 21% over the prior year-end. As of December 31, 2004, we had the authority to borrow up to a total of $402 million in FHLB advances, subject to sufficient collateral to support those advances.

MARKET RISK SENSITIVE INSTRUMENTS

         Market risk is defined as the sensitivity of income and capital to changes in interest rates and other relevant market rates or prices. Our profitability is largely dependent on our net interest income, and our primary exposure to market risk arises from the interest rate risk inherent in our lending, mortgage banking, deposit, and borrowing activities. Interest rate risk is the risk to earnings or capital resulting from adverse movements in interest rates. To that end, we actively monitor and manage our exposure to interest rate risk.

         A number of measures are utilized to monitor and manage interest rate risk, including net interest income and economic value of equity simulation models, as well as traditional "gap" models. We prepare these models on a monthly basis for review by our Asset Liability Committee (ALCO), senior management, and Board of Directors. The use of these models requires us to formulate and apply assumptions to various balance sheet items. Assumptions regarding interest rate risk are inherent in all financial institutions and may include, but are not limited to, prepayment speeds on loans and mortgage-backed securities, cash flows and maturities of financial instruments held for purposes other than trading, changes in market conditions, loan volumes and pricing, deposit sensitivities, consumer preferences, and management's capital leverage plans. We believe that the data and assumptions used for our models are reasonable representations of our portfolio and possible outcomes under the various interest rate scenarios. Nonetheless, these assumptions are inherently uncertain; therefore, the models cannot precisely estimate net interest income or predict the impact of higher or lower interest rates on net interest income. Actual results may differ significantly from simulated results due to timing, magnitude, and frequency of interest rate changes, and changes in market conditions and specific strategies, among other factors.

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

         Asset and liability management is the responsibility of the ALCO, which acts within policy directives established by the Board of Directors. This committee meets regularly to monitor the composition of the balance sheet, to assess projected earnings trends, and to formulate strategies consistent with our objectives for liquidity, interest rate risk, and capital adequacy. Assets and liabilities are managed by matching maturities and repricing characteristics in a systematic manner.

    HEDGING TECHNIQUES

         We review interest rate trends on a monthly basis and employ hedging techniques where appropriate. These techniques may include financial futures, options on financial futures, interest rate caps and floors, interest rate swaps, and extended commitments on future lending activities. Typically, the extent of our offbalance-sheet derivative agreements has been the use of forward loan commitments, which are used to hedge our loans held-for-sale. Additionally, in 2002 we entered into an interest rate swap with the FHLB. The purpose of the swap is to protect us against potential adverse interest rate volatility that could be realized from the Trust Preferred Securities (TPS) issued in June 2002. The swap accomplished this by fixing the interest rate payable for the first five years of the TPS' life.

    NET INTEREST INCOME (NII) AND ECONOMIC VALUE OF EQUITY (EVE) SIMULATION MODEL RESULTS

                                            DECEMBER 31, 2004                 DECEMBER 31, 2003
                                            PERCENTAGE CHANGE                 PERCENTAGE CHANGE
                                     --------------------------------   -----------------------------
         CHANGE IN INTEREST          NET INTEREST      ECONOMIC VALUE   NET INTEREST   ECONOMIC VALUE
           RATES (IN BASIS POINTS)      INCOME            OF EQUITY        INCOME         OF EQUITY
           -----------------------      ------            ---------        ------         ---------
         +200 .......................    0.89%             (2.51)%          1.14%          (8.50)%
         +100 .......................     n/a              (0.40)%           n/a           (5.06)%
         (100) ......................   (1.26)%            (1.26)%         (1.18)%          2.34%
         (200) ......................     *                  *               *               *

      ----------------

* Because a large percentage of our loan portfolio is tied to indexes that were at very low levels as of December 31, 2003 and 2004, the downward 200 bps scenario was not computed.

    NET INTEREST INCOME SIMULATION

         The "Net Interest Income" figures in the above table refer to changes from "base case" and assume a zero-growth balance sheet and a steady increase or decrease in interest rates over a 12-month period. The "base case" represents our forecast of net interest income under the simulation assumptions if rates were to remain unchanged from the current rates. In the event the simulation model demonstrates that a gradual 200 basis point increase or 100 basis point decrease (200 basis point when applicable) in interest rates over the following 12 months would adversely affect our net interest income over the same period by more than 10% relative to the "base case" scenario, we would consider the indicated risk to have exceeded our internal policy limit. As illustrated in the above results, we are operating within the 10% internal policy limit in both scenarios.

         The December 31, 2004 results of our income simulation model indicate that our net interest income is forecasted to increase by 0.89% in an environment where interest rates increase by 200 bps, and decline 1.26% in a 100 bps falling interest rate scenario. The magnitudes of these changes suggest that there is little sensitivity in net interest income over a 12-month horizon, with relatively consistent net interest income in the base case projection and the rising and falling rate ramp scenarios.

         Incorporated into the model assumptions is the observed tendency for loan and investment prepayments to accelerate in falling interest rate scenarios and slow when interest rates rise. In all interest rate scenarios, the size of the balance sheet is assumed to remain stable, with no balance sheet growth or contraction regardless of interest rate movements. Therefore, implicit in this assumption are additional assumptions for increased new securities purchases and loan originations at lower interest rate levels to offset accelerated prepayments, and conversely, reduced securities purchases and loan production when rates increase and prepayments slow.

     ECONOMIC VALUE OF EQUITY (EVE) SIMULATION

         The EVE analysis goes beyond simulating earnings for a specified period to estimating the present value of all financial instruments in our portfolio and then analyzing how the economic value of the portfolio would be affected by various alternative interest rate scenarios. The portfolio's economic value is calculated by generating principal and interest cash flows for the entire life of all assets and liabilities, then discounting these cash flows back to their present values. The assumed discount rate used for each projected cash flow is based on a current market rate, such as a LIBOR, FHLB, or swap curve rate, and from alternative instruments of comparable risk and duration. In the event the simulation model demonstrates that a 200 basis point increase or 100 basis point (200 basis point when applicable) decrease in rates would adversely affect our EVE by more than 25%, we consider the indicated risk to have exceeded our internal policy limit. Again, as illustrated in the above results, we are operating within the 25% internal policy limit in all scenarios.

         In the simulated 200 bps upward shift of the yield curve, the discount rates used to calculate the present values of assets and liabilities will increase, causing the present values of both assets and liabilities to fall, with more prominent effects on longer-term, fixed-rate instruments. Additionally, when interest rates rise, the cash flows on our assets will typically decelerate as borrowers become less likely to prepay their loans. As the cash flows on these assets are shifted further into the future, their present values are further reduced. Our EVE simulation model results as of December 31, 2004, indicate that our assets and liabilities would be expected to exhibit almost identical sensitivity to the effects of rising rates, with the economic value of assets declining by an estimated 2.69% versus an approximate 2.71% decline in the value of liabilities. Given, however, that the economic value of assets exceeds the economic value of liabilities, the reduction in the asset value was greater than the impact on liabilities. Consequently, the economic value of our equity was negatively impacted in this scenario, falling 2.51%.

         The opposite occurs when rates drop, as the discount rates used to calculate the present values of assets and liabilities will decrease, causing the present values of both assets and liabilities to rise. The EVE is expected to be positively impacted in this scenario. Counteracting this effect, however, is the tendency of cash flows to accelerate in a falling rate scenario, as borrowers refinance their existing loans at lower interest rates. These loan prepayments prevent the present values of these assets from increasing in a declining rate scenario, illustrating an effect referred to as negative convexity. Taking this negative convexity into account, the simulation results indicated a negative impact to EVE in the falling rate scenario as well. In this case, the economic values of both assets and liabilities at December 31, 2004, were positively impacted when rates were assumed to fall by 100 bps, assets by 1.18% and liabilities by 1.47%. In contrast to the rising rate scenario described above, in this instance the impact of the 1.47% increase in the economic value of liabilities exceeded that of the 1.18% increase in the economic value of assets. As a result, with the value of liabilities rising more than asset values, our economic value of equity was negatively impacted in this scenario as well, declining 1.26%.

         The Net Interest Income and Economic Value of Equity sensitivity analyses do not necessarily represent probably outcomes. As previously noted, there are numerous assumptions inherent in the simulation models as well as in the gap report including the nature and timing of interest levels, the shape of the yield curve, loan and deposit growth, prepayments on loans and securities, deposit decay rates, pricing decisions on loans and deposits, reinvestment/replacement of asset and liability cash flows, customer preferences, and competitor and economic influences.

     GAP MODEL
         In addition to the above simulation models, an interest "gap" analysis is used to measure the matching of our assets and liabilities and exposure to changes in interest rates. This model, which represents a traditional view of interest rate sensitivity, quantifies the mismatch between assets maturing, repricing, or prepaying within a period, and liabilities maturing or repricing within the same period. A gap is considered positive when the amount of interest-rate-sensitive assets exceeds the amount of interest-rate-sensitive liabilities within a given period. A gap is considered negative in the reverse situation.

         Certain shortcomings are inherent in gap analysis. For example, some assets and liabilities may have similar maturities or repricing characteristics, but they may react differently to changes in interest rates. This illustrates a facet of interest rate exposure referred to as "basis risk." Additionally, assets such as adjustablerate mortgage loans may have features that limit the effect that changes in interest rates have on the asset in the short-term and/or over the life of the loan, for example a limit on the amount by which the interest rate on the loan is allowed to adjust each year. This illustrates another area of interest rate exposure referred to as "option risk." Due to the limitations of the gap analysis, these features are not taken into consideration. Additionally, in the event of a change in interest rates, prepayment and early withdrawal penalties could deviate significantly from those assumed in the gap calculation. As a result, we utilize the gap report as a complement to our income simulation and economic value of equity models.

         Our 12-month interest rate sensitivity gap, expressed as a percentage of assets, fell from 7.9% at December 31, 2003, to 2.6% at the 2004 year-end. These results indicate that we remain asset sensitive, or positively gapped, with more assets than liabilities expected to mature, reprice, or prepay within the next year, though less so than at the prior year-end. The gap report has implied an asset sensitive position for a number of quarters, dating back to September 2001. The change in the gap was driven by the mix of the additions to each side of the balance sheet during 2004, as well as the overall balance sheet growth.

                            ONE-YEAR INTEREST RATE SENSITIVE GAP
                                                                     DECEMBER 31,  DECEMBER 31,
                                                                         2004          2003
                                                                      ----------    ----------
                                                                       (DOLLARS IN THOUSANDS)
          One-Year Repricing/Maturing Assets ......................   $  665,665    $  632,428
          One-Year Repricing/Maturing Liabilities .................      639,430       564,707
                                                                      ----------    ----------
          One-Year Gap ............................................   $   26,235    $   67,721
                                                                      ==========    ==========
          Total Assets(1) .........................................   $1,012,783    $  860,844
                                                                      ==========    ==========
          One-Year Interest Rate Gap as a Percentage of Assets ....          2.6%          7.9%
                                                                      ==========    ==========

          ----------------------

         (1) December 31, 2004 figure includes off-balance-sheet items

         Our 2004 asset growth of $152 million included $119 million, or 78%, of assets that do not mature or reprice in the following 12 months. These assets consisted largely of new single- and multi-family residential ARMs, typically with rates tied to one-year LIBOR or FHLB indexes, but for which the interest rate is fixed for the first three to 10 years of the loan, as well as fixed-rate home improvement loans. In addition to the loan growth, we acquired a substantial amount of hybrid ARM securities over the course of the year. These instruments bear a fixed-interest rate for an initial period, typically three to seven years, after which their rates become adjustable annually. Assets expected to mature or reprice within a 12 month time horizon increased approximately $33 million from their level as of December 31, 2003. A change in the modeling of an interest rate swap, rather than actual asset growth, accounted for $9 million of the $33 million. As previously noted, in 2002 we entered into an interest rate swap agreement to fix the interest rate on our first trust preferred security
(TPS) issue for a period of five years.

         By comparison, the net change in liabilities from the prior year-end was almost evenly split between those subject to repricing or maturity within 12 months and those with horizons exceeding one year. Such liabilities rose approximately $75 million over the year-end 2003 level, including the $9 million increase that resulted from the change in modeling of the 2002 TPS issue. In addition to the TPS-related $9 million, other items contributing to the growth in this category were $33 million in net money market account growth, for which we assume a repricing horizon of less than 12 months, as well as higher FHLB advances with terms of one year or less to maturity. By comparison, liabilities with maturities or expected repricing dates in excess of one year rose by $77 million compared to their year-end levels. The growth in these liabilities was driven by the growth in our checking account balances, as well as our success in attracting intermediate- and long-term time deposits during the year, particularly 15-, 30-, and 60-month terms.

         The greater increase of liabilities versus assets maturing/repricing in the next 12 months resulted in a net $41 million reduction in our dollar gap. This gap ratio was further reduced by the overall growth in the balance sheet during the period, which increased from $861 million to just over $1 billion, including the addition of $9 million in the off-balance-sheet interest rate swap. The combined effect of these two factors led to the decline in the one-year gap ratio from 7.9% to 2.6% of total assets.

ASSET QUALITY

         Non-performing assets totaled $1.0 million at year-end 2004 compared to $538,000 the previous year. Non-performing assets as a percent of total assets were 0.10% at the end of 2004, up from 0.06% at December 2003. The following table details the types of property held as collateral and our estimate as to any loss of principal.

      NON-PERFORMING ASSETS

          One single-family residence, OR. No anticipated loss ............................   $  421,000
          Twenty-six consumer loans. Full recovery anticipated from insurance
            claims.(1) ....................................................................      147,000
          One single-family residence, Western WA. No further losses are
            expected ......................................................................      125,000
          Three community business loans. Possible loss of $71,000 ........................       71,000
          Five consumer loans. Partial loss anticipated.(2) ...............................       67,000
          One home equity loan. No loss anticipated.(3) ...................................       63,000
          One single-family residence, ID. No anticipated loss ............................       63,000
          One community business loan. No anticipated loss ................................       25,000
          Five consumer loans. Possible loss of $22,000.(4) ...............................       22,000
                                                                                              ----------
          TOTAL NON-PERFORMING LOANS ...................................................................   $1,004,000
          TOTAL REAL ESTATE OWNED AND REPOSSESSED ASSETS ...............................................        3,000
                                                                                                           ----------
          TOTAL NON-PERFORMING ASSETS ..................................................................   $1,007,000
                                                                                                           ==========

          ---------------

          Update as of February 23, 2005:

          (1) Fourteen loans totaling $75,000 have paid off.
          (2) Two loans with balances totaling $17,000 were charged-off.
          (3) Loan was reinstated.
          (4) All five loans were charged-off.

LIQUIDITY

         Our primary sources of liquidity are loan and security sales and repayments, deposits, and wholesale funds. A secondary source of liquidity is cash from operations, which, though not a significant source of liquidity, is a consistent source based upon the quality of our earnings. Our principal uses of liquidity are the origination and acquisition of loans and securities. Liquidity is also used to purchase facilities and equipment.

         During 2004, we originated $470 million in loans and purchased $74 million in securities.

                                                     DECEMBER 31,  DECEMBER 31,
                                                         2004          2003
                                                       --------      --------
                                                       (DOLLARS IN THOUSANDS)

          Loan Originations (disbursed balance) ....   $470,000      $424,000
          Security Purchases .......................     74,000        77,000
                                                       --------      --------
          Total Originations and Purchases .........    544,000       501,000
          Loan and Security Repayments .............   $297,000      $240,000
          Sales of Securities ......................      2,000        25,000
          Sales of Loans ...........................    104,000        96,000
                                                       --------      --------
          Total Repayments and Sales ...............    403,000       361,000
          Net Difference ...........................   $141,000      $140,000
                                                       ========      ========

         Loan and security sales and repayments, our primary sources of funding, are heavily influenced by trends in mortgage rates. When rates trend downward, our prepayment speeds increase as borrowers refinance their loans at lower interest rates. Conversely, as rates move upwards, prepayments will typically tend to slow, as fewer borrowers will have a financial incentive to refinance their loans. The loan portfolio, excluding loans sold into the secondary market and spec construction loans, experienced an annual prepayment rate of 25% in 2002, 27% in 2003, and 32% in 2004, with the 2004 prepayments accelerating in the second half of the year. While this may sound counterintuitive at first, given the perception that, for the most part, interest rates were rising in 2004, these results can be explained by changes in the shape of the yield curve and the fact that mortgage rates, not short-term interest rates, have the greater influence on prepayment trends.

         In the first quarter of 2004, short-term interest rates were still at very low levels relative to their historical range, while the levels of longer-term interest rates such as the 10-year U.S. Treasury rate, which are more indicative of mortgage rates, resulted in a relatively steep yield curve. Near the end of the first quarter, following the release of weak economic data and terrorist attacks in Spain, long-term rates moved modestly downward, resulting in a slight flattening of the yield curve. In the second quarter, most market driven rates began showing upward movement. As these movements were present at both the short and long ends of the yield curve, the result was a relatively parallel upward shift in the yield curve.

         In the third and fourth quarters, short-term rates continued to rise. Longer-term rates, however, such as the above referenced 10-year U.S. Treasury rate, declined in the third quarter, then tended to move within a fairly narrow range in the fourth quarter, with no discernible upward or downward tendency. This continued increase in short-term rates and decline in longer-term rates resulted in a flattening of the yield curve. With this flattening, the rate differential between short- and long-term financing diminishes, thus reducing the financial incentive for borrowers to use shorter-term, adjustable-rate financing rather than longer-term, fixedrate loans. This, in turn, provides borrowers with short-term or adjustable-rate loans with an incentive to refinance with long-term fixed rates. We believe this situation contributed to the acceleration in prepayments observed in the second half of 2004.

         During 2004 and 2003, growth in funds from deposits and FHLB borrowings were as follows:
                                             YEAR ENDED   YEAR ENDED
                                            DECEMBER 31, DECEMBER 31,
                                                2004         2003
                                              --------     --------
                                              (DOLLARS IN THOUSANDS)
          Deposits ........................   $ 80,000     $ 75,000
          FHLB Advances ...................     42,000       10,000
                                              --------     --------
           Total ..........................   $122,000     $ 85,000
                                              ========     ========

         Our preferred method of funding the net difference between originations/purchases and repayments/sales is with deposits. The inflow of deposits varies from period to period, and our ability to raise liquidity from this source is dependent on our effectiveness in competing with other financial institutions in our local market. That competition tends to focus on rate and service. Although we control the quality of service that we provide, we have no control over the prevailing rates in our marketplace.

         Our other major source of liquidity is wholesale funds, which include borrowings from the FHLB, brokered deposits, reverse repurchase lines of credit, and a revolving line of credit at the Company level. We rely significantly upon these wholesale funds as sources of liquidity, as doing so allows us to avoid maintaining balances of lower-yielding liquid assets for liquidity requirements.

         Our most utilized wholesale funding source is FHLB advances, which totaled $234 million at December 31, 2004. Our credit line with the FHLB is reviewed annually, and our maximum allowable borrowing level is currently set at 40% of assets. As a percentage of 2004 year-end assets, our FHLB borrowings totaled 23%, which remained comparable to 22% at year-end 2003. Potential risks associated with this funding source include the reduction or non-renewal of the line and insufficient collateral to utilize the line. We try to mitigate the risk of non-renewal of the line by maintaining the credit quality of our loans and securities and attending to the quality and consistency of our earnings.

         The risk of insufficient collateral to fully utilize the line is a more strategic concern. Our long-term goal is to increase the relative level of our business banking loan portfolio. In the last year, we have also increased the relative percentage of our consumer loans. As a general rule, both of those types of loans are not considered eligible for collateral. Construction loans and many types of commercial real estate loans are also not considered eligible for collateral. The two principal sources of collateral are single-family residential and multifamily loans. As we continue to evolve towards a community bank, we are likely to reduce these sources of FHLB collateral relative to our total asset base. We presently have sufficient collateral to meet our 2005 budgeted funding needs; however, the long-term trend is an item of continuing management attention.

         Brokered deposits, which are included in the deposit totals, amounted to $40 million as of December 31, 2004, an $18 million net increase over the prior year-end. During 2004, certain security purchases were matchfunded utilizing structured advances from the FHLB. After funding these purchases, we reduced the outstanding balance on our FHLB line by increasing our utilization of other wholesale funding sources, speciffically brokered time deposits. These brokered deposits were issued for terms of one year, which corresponded with the typical term utilized for FHLB advances taken to support growth of our loan portfolio. Internal policies limit our total usage of these deposits to no more than 10% of all deposits, and we do not have plans at this time to substantially increase our use of these deposits above their current levels.

         Reverse repurchase lines are lines of credit collateralized by securities. We have lines totaling $60 million, of which the full amount is currently available. There was no usage of these lines in the previous three years. The risk attendant with these lines is the withdrawal of the line based on the credit standing of the Bank or the potential lack of sufficient collateral to support the lines.

         An additional source of liquidity has been our cash from operations, which, though not a significant source of liquidity, is a consistent source, based upon the quality of our earnings. On a very limited basis it can be viewed as cash from operations adjusted for items such as the provision for loan loss and depreciation. See the "Consolidated Statements of Cash Flows" in the financial statements section of this filing for a calculation of net cash provided by operating activities.

         In addition to using liquidity to fund loans and securities, we routinely invest in facilities and equipment. In 2004, we purchased $5.1 million of those assets. Our plans for 2005 include $7.5 million in construction costs to remodel three of our banking centers as well as portions of First Mutual Center.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

         The following table sets forth the Company's long-term obligations:

                                                                          PAYMENTS DUE
                                                                           PER PERIOD
                                                        -------------------------------------------------
                                                        LESS THAN
                                             TOTAL        1 YEAR    1 - 3 YEARS  3 - 5 YEARS   THEREAFTER
                                           ----------   ----------   ----------   ----------   ----------
                                                               (DOLLARS IN THOUSANDS)
          Debt .........................   $  665,306   $  462,110   $  156,636   $   24,571   $   21,989
          Fixed Interest on Debt(1) ....        3,948        1,307        2,313          328           --
          Operating Leases .............        2,141          434          606          525          576
                                           ----------   ----------   ----------   ----------   ----------
          Total ........................   $  671,395   $  463,851   $  159,555   $   25,424   $   22,565
                                           ==========   ==========   ==========   ==========   ==========

          -------------------

          (1) Amount excludes interest expense on adjustable-rate debt.

         At December 31, 2004, the Company's obligations related to debt totaled $665 million to be paid over the next 30 years. Included in this amount are time deposits and FHLB borrowings totaling $412 million and $234 million, respectively, a note for $600,000 and the debt related to the three trust preferred security issuances totaling $17 million. In addition, the Company has a line of credit with an outstanding balance of $1 million which is renewable annually.

         We also have operating leases for office space, equipment and an equipment maintenance agreement.

OFF-BALANCE-SHEET COMMITMENTS

         At December 31, 2004, the Bank's commitments consisted of commitments to extend credit to borrowers in which the borrower has not formally accepted the financing arrangement or where the borrower has not drawn upon some portion of the credit that was extended to him/her.

         Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party or payment by a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. We routinely charge a fee for these credit facilities. We have not been required to perform on any financial guarantees. The Company does not issue financial guarantees.

         The following table sets forth the Bank's off-balance-sheet commitments:

                                                               AMOUNT OF COMMITMENT
                                                               EXPIRATION PER PERIOD
                                                    --------------------------------------------
                                                    LESS THAN
                                            TOTAL      1 YEAR   1-3 YEARS  3-5 YEARS  THEREAFTER
                                           --------   --------   --------   --------   --------
                                                          (DOLLARS IN THOUSANDS)
          Commitments to Extend
             Credit ....................   $238,988   $195,187   $  3,280   $    688   $ 39,833
          Standby Letters of Credit ....        240        240         --         --         --
                                           --------   --------   --------   --------   --------

          Total ........................   $239,228   $195,427   $  3,280   $    688   $ 39,833
                                           ========   ========   ========   ========   ========

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

                                                                              WELL-CAPITALIZED
CAPITAL RATIOS                                              COMPANY     BANK       MINIMUM
--------------                                              -------     ----       -------
          Total capital to risk-weighted assets ........     11.88%     11.61%      10.0%
          Tier 1 capital to risk-weighted assets .......     10.63%     10.36%       6.0%
          Tier 1 leverage capital to average assets ....      7.48%      7.42%       5.0%

         The Company is also registered with the Federal Reserve Bank as a financial holding company. The Federal Reserve Bank requires financial holding companies to meet the well-capitalized status of the regulatory capital requirements.

BUSINESS SEGMENTS

         Beginning January 1, 2004, we changed the presentation of our Business Segments to more accurately reflect the way these segments are managed within the Bank. Prior to 2004 we had three segments: 1) Consumer Lending, 2) Commercial Lending, and 3) Investment Securities. We have made some changes to the original three segments by:

         o  Separating Residential Lending from the Consumer segment;

         o  Splitting the Commercial segment into two separate segments:
            Business Banking Lending and Income Property Lending;

         o Allocating the income and expenses from the Investment Securities segment to the new segments based upon asset size.

         The management reporting process measures the performance of the operating segments based on the management structure of the Bank and is not necessarily comparable with similar information for any other financial institution. The reportable segments include the following:

         o CONSUMER LENDING -- Consumer Lending includes home equity lending, direct consumer loans, and indirect home improvement loans (sales finance). These loans include lines of credit and loans for primarily consumer purposes.

         o RESIDENTIAL LENDING -- Residential Lending offers loans to borrowers to purchase, refinance, or build homes secured by one-to-four-unit family dwellings.

         o BUSINESS BANKING LENDING -- Business Banking offers a full range of banking services to small and medium size businesses including deposit and cash management products, loans for financing receivables, inventory, equipment as well as permanent and interim construction loans for commercial real estate. The underlying real estate collateral or business asset being financed typically secures these loans.

         o INCOME PROPERTY LENDING -- Income Property Lending offers permanent and interim construction loans for multifamily housing (over four units), manufactured housing communities, and commercial real estate properties. The underlying real estate collateral being financed typically secures these loans.

         Each of these business segments also sells loans into the secondary market. We may choose to retain or sell the right to service the loans sold (i.e., collection of principal and interest payments) depending upon market conditions.

         These segments are managed separately because each business unit requires different processes and different marketing strategies to reach the customer base that purchases the products and services. The segments derive a majority of their revenue from interest income, and we rely primarily on net interest revenue in managing these segments. No single customer provides more than 10% of the Bank's revenues.

     CONSUMER LENDING
                                       NET INCOME/       RETURN ON    AVERAGE EARNING
         YEAR                             (LOSS)           EQUITY          ASSETS
         ----                             ------           ------          ------
         2002 .....................   $   (155,000)        (3.3)%      $ 58,869,000
         2003 .....................        333,000          5.4%         86,189,000
         2004 .....................      1,292,000         15.4%        107,637,000

         Net income for the Consumer Lending segment totaled $1,292,000 for 2004, marking significant improvement from income of $333,000 and a loss of $155,000 in 2003 and 2002, respectively. The additional profitability in 2004 was achieved through a combination of earning asset growth and the related incremental net interest income, along with additional gains on loan sales. The increase in revenue was, however, partially offset by rising operating expenses.

         This segment's earning assets averaged $108 million in 2004, representing growth of nearly 25% over the prior year level. This followed growth of 46% from 2002 to 2003. Earning asset growth over the last two years has been largely attributable to our sales finance (home improvement) loan portfolio. Through 2002, most of the loans originated outside the Pacific Northwest were sold, rather than retained in our portfolio. In late 2002, however, we began to retain a greater portion of these loans within the portfolio. This decision contributed significantly to the earning asset growth observed between 2002 and 2003. As loan production increased and the portfolio gained in size, it became necessary to manage that growth through quarterly loan sales. Consequently, we revised our position on selling these consumer loans in late summer 2003, with sales resuming and continuing throughout 2004. As sales resumed, earning asset growth decelerated. With these additional assets, as well as the higher yields earned on these sales finance loans, interest income earned on the portfolio totaled $8.7 million in 2004, up 34% from 2003, which was in turn 49% over the 2002 level.

         By comparison, interest expense rose only 4% compared to 2003, as the impact of reductions in funding rates largely offset the cost of the additional funds required to support the growth in earning assets. Funding costs bank-wide declined over the 2002 to 2004 timeframe, as rates on our time deposits gradually repriced at lower levels after interest rates fell between 2001 and 2003. Based on the lagging nature of time deposit pricing, the significant declines in short-term rates in 2001 were the primary driver of substantial reductions in funding costs in 2002. Later rate reductions then contributed to the continued funding cost reductions in 2003 and into 2004. With short-term market rates having begun to rise after six rate increases by the Federal Reserve in the last 12 months, the rates paid on our deposits have started to trend upwards and are likely to continue this upward movement in 2005. Also contributing to the reduction in our funding costs has been the growth in lower-cost checking and money market product balances, as well as the strategic use of FHLB advances during times when pricing on these advances presented a competitive advantage compared to running promotional-rate time deposit campaigns.

         The combination of increased earning assets and a drop in funding costs produced net interest income in 2004 that totaled $5.8 million after the provision for loan losses, representing an improvement of 49% over 2003. The segment's net interest income after provision in 2003 exceeded the 2002 level by 81%, as interest expense increased by only 14%.

         After remaining relatively stable between 2002 and 2003, the Consumer Lending segment's noninterest income rose 185% this year, an increase of nearly $1.3 million, due primarily to increased gains on sales of sales finance loans. In 2003, sales of consumer loans declined relative to 2002 as a result of the change in strategy from selling loans originated outside the Northwest to retaining these loans in our portfolio. With sales resuming in late 2003, we realized gains of $1.4 million on loan sales totaling $35.6 million during 2004. These gains far exceeded the $411,000 and $522,000 in gains realized on sales of $12.9 million and $16.9 million in 2003 and 2002. Our current plan is to continue selling approximately $6 million to $8 million in sales finance loans each quarter. Actual sales in a given quarter may fall above or below this range depending on a number of factors, including quarterly loan production and net portfolio growth.

         Additionally, our income from servicing loans has increased dramatically. Servicing fees earned on the consumer loans serviced for others totaled $244,000 in 2004, with each quarter's income exceeding that of the prior quarter. These fees are expected to continue to grow as additional loans are sold each quarter to manage the size of the sales finance loan portfolio.

         While the Consumer Lending segment has exhibited significant year-over-year noninterest expense increases over the 2002 to 2004 timeframe, the underlying causes of those increases have differed from year to year. In 2003, noninterest expenses increased by approximately 34%, largely as a result of higher compensation, administration, and various allocated costs. These costs were generally associated with the expansion of our sales finance operations, as well as that area's production-driven compensation plans, which resulted in higher incentive payouts as originations increased. In contrast, the 42% growth in costs for 2004 was primarily attributable to higher credit insurance premium expense on the insured part of the sales finance and serviced-for-others portfolios. This premium expense pertains to a credit insurance policy that insures us against default risk on loans to borrowers with credit scores below 720, and has risen as the portfolio of insured loans has increased in size. Our insurance contract contains a variable premium that ranges between a low of 0.60% and a ceiling of 2.70% (as an annualized percentage of the outstanding insured balances). The most likely premium is 2.70%, with the final premium to be determined at a later date based on our actual loan loss history. There is the possibility that our loss experience in the future will be more favorable, in which case we could be eligible for a rebate on premiums paid. However, based on our loss experience to this point in time, we are not optimistic about any future rebates.

         Among other noninterest expense categories, administrative and support costs allocated to this segment have increased since the prior year. Included in these allocated costs are retail banking center expenses allocated to the Consumer Lending segment, which have risen with the segment's growth, as well as expenses related to our Asset Management and Consumer Loan Administration departments. The Asset Management and Consumer Loan Administration expenses allocated to this segment have risen based on the increased efforts required to manage the growing sales finance portfolios.

    RESIDENTIAL LENDING
                                                      RETURN ON    AVERAGE EARNING
         YEAR                          NET INCOME       EQUITY          ASSETS
         ----                          ----------       ------          ------
         2002 ......................  $  1,442,000       23.4%       $140,720,000
         2003 ......................     2,014,000       27.4%        192,578,000
         2004 ......................     2,700,000       25.2%        271,665,000

         Net income for the Residential Lending segment totaled $2.7 million for 2004, representing a 34% increase over the prior year, which was in turn a 40% improvement over 2002. The increases in net income were a result of substantial growth in earning assets and net interest income, partly offset by rising operating expenses.

         Net interest income after the provision for loan losses for this segment totaled $9.2 million for 2004, an increase of 37% over the $6.7 million earned in 2003, as well as continued improvement over the 2002 level of $4.7 million. This improvement in net interest income was primarily attributable to a 41% year-over-year increase in the segment's average earning assets, which totaled $272 million for 2004. This followed comparable growth of 37% between 2002 and 2003. With these additional assets, interest income earned on the portfolio totaled $15.8 million for 2004, a 34% increase over 2003. By comparison, interest expense rose only 26% from the prior year due to the reductions in funding rates described earlier.

         The Residential Lending segment's noninterest income fell $353,000, or 29% relative to the prior year, based primarily on a significant reduction in residential loan sales. Residential loan sale gains were down sharply from the prior year, declining 69% from their 2003 level, which was in turn 15% lower than those recognized in 2002. The declines in gains occurred as residential loan sales fell to $35.8 million for 2004, compared to $58.4 million in 2003 and $53.5 million in 2002. We believe that the sales volumes observed in 2003 were a product of the high level of refinancing activity that occurred during that time, and that the substantial reduction in sales volumes in 2004 represents a more normalized residential lending environment.

         The Residential Lending segment's noninterest expense increased 23% for 2004. This followed a more significant increase totaling 43% between year-ends 2002 and 2003. The growth in costs over the last two years has been largely attributable to rising administrative and other allocated costs. The administrative costs include both expenses for general corporate activities, which are allocated to all the business segments, as well as loan servicing and administration costs associated with the Residential Lending segment's originations and portfolio management. Other allocated expenses include expenses incurred at the banking centers. As with the Consumer Lending segment, these allocations have increased with the growth of the Residential segment.

    BUSINESS BANKING LENDING
                                       NET INCOME/      RETURN ON    AVERAGE EARNING
         YEAR                            (LOSS)           EQUITY          ASSETS
         ----                            ------           ------          ------
         2002 ......................  $    378,000         5.9%        $ 76,432,000
         2003 ......................        99,000         1.5%          87,423,000
         2004 ......................      (424,000)       (5.1)%        108,138,000

         Net Income for our Business Banking segment declined $524,000 to a net loss of $424,000 for 2004, as increasing net interest income was more than offset by additional operating expenses. The segment's 2003 net income had also declined from prior year levels, as again improvements in net interest income were insufficient to offset higher operating expenses. Like the Consumer and Residential segments, the Business Banking segment also succeeded in building incremental assets over the prior year, with earning assets averaging $108 million for the year, representing an increase of 24% compared to the prior year. This followed earning asset growth of 14% between 2002 and 2003.

         For 2004, this segment's net interest income after provision for loan losses rose $427,000, or 11%, as interest income increased 8% from the prior year while interest expense remained virtually unchanged, as the costs of additional funds needed to support asset growth were offset by the previously described reductions in funding costs. By comparison, net interest income rose 19% for 2003. In that year, interest income increased only modestly, approximately 2% over the 2002 level, due to falling interest rates and lower asset growth. However, these same falling rates and slower liability growth resulted in a 26% reduction in interest expense compared to 2002.

         The Business Banking segment's 2004 noninterest income rose 27% from the 2003 level, totaling $479,000 and following comparable growth of 36% for the prior year. Contributing significantly to the 2004 results was a $49,000 gain attributable to the sale of participations in a single, large commercial credit originated by our Business Banking unit. We generally utilize commercial loan sales to limit our credit exposure to any one borrower. Given the unique structures and unpredictable timing of large Business Banking originations, it is uncertain whether we will see similar gains in the future.

         Relative to 2003, 2004 noninterest expense rose 33%, largely driven by increases in the retail banking center expenses allocated to the Business Banking segment. These expenses, which are allocated to each of the four business segments, have increased based on deposit growth and the opening of new banking centers over the past couple of years. The expense allocated to the Business Banking segment has seen a particularly significant increase as a result of the strong growth of our business checking and other commercial deposit accounts, costs for which are allocated to the Business Banking segment.

    INCOME PROPERTY LENDING
                                                      RETURN ON    AVERAGE EARNING
         YEAR                          NET INCOME       EQUITY          ASSETS
         ----                          ----------       ------          ------
         2002 ......................  $  6,133,000       19.4%       $422,838,000
         2003 ......................     5,949,000       21.0%        431,924,000
         2004 ......................     5,721,000       19.6%        438,968,000

         Net income for the Income Property segment declined 3% and 4% in 2003 and 2004, respectively, based on Oat net interest income and declining noninterest income.

         The Income Property segment's net interest income after the provision for loan loss rose $30,000, or less than 1%, for 2004, as $1.2 million reductions in both interest income and expense offset one another. Between 2002 and 2003, net interest income declined by $505,000, or 3%, as a $2.7 million reduction in funding costs failed to offset a $3.2 million decline in interest income. Unlike the other segments, the Income Property segment has not benefited from double-digit annual growth in average earning assets between 2002 and 2004, instead only growing by approximately 2% annually over the last three years. This earning asset growth includes the effect of securities purchases made during this timeframe, and particularly during 2004, when we significantly increased the size of our securities portfolio. Prior to 2004, our investment securities activities were contained within their own business segment. For 2004, however, our segments were revised and the assets, income, and expenses associated with our securities activities allocated to the new segments based upon their asset size. As our largest business segment, Income Property is the recipient of the largest allocations of our investment securities operations. Were it not for these allocations and the substantial securities balances acquired in the second quarter of this year, this segment would not have achieved the asset growth noted above.

         The Income Property segment's noninterest income declined significantly compared to the prior year, falling 30%, or $416,000 after remaining nearly unchanged between 2002 and 2003. Most of this reduction was the result of a drop in our gains on securities sales. Again, for 2004 our segments were revised and the income associated with our securities activities, including gains on asset sales, was allocated to the new segments based upon their asset size. Due to trends in interest rates and the evolution of our portfolio over the last few years, gains on investment sales for 2004 totaled only $71,000 from a single $2 million sale in the first quarter, representing a dramatic decline from the prior year, when gains totaled $663,000 on sales of $39 million, as well as from 2002 levels, when gains of $508,000 were recognized on sales totaling $35 million. As the Income Property segment accounted for nearly half of all earning assets in 2004, and more than half for 2002 and 2003, it was the recipient of the largest allocation of these gains.

         Contrary to other business segments, noninterest expense for the Income Property segment declined by slightly less than 1% compared to the prior year. This followed a similar expense reduction of approximately 3% between 2002 and 2003. As this segment has not seen the asset growth exhibited by other segments. Additionally, as other business lines have grown their operations and earning asset bases while the Income Property segment has remained relatively static, the other business lines have become larger components of our overall asset mix. Consequently, for a number of different expenses that we allocate out to the business segments, such as banking center and administrative costs, the percentages allocated to other business lines have increased with their activity and/or asset balances, thus reducing the percentage allocated to this segment.

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


Board of Directors
First Mutual Bancshares, Inc. and Subsidiaries

         We have audited the accompanying consolidated statement of financial condition of First Mutual Bancshares, Inc. and Subsidiaries (the Company) as of December 31, 2004 and 2003, and the related consolidated statements of income, stockholders' equity and comprehensive income and cash flows for each of the three years in the period ended December 31, 2004. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

         We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board of the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial condition of the Company as of December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

/s/ Moss Adams LLP

Everett, Washington February 18, 2005

                 FIRST MUTUAL BANCSHARES, INC. AND SUBSIDIARIES
                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

                                     ASSETS

                                                                                         DECEMBER 31,
                                                                              ------------------------------------
                                                                                   2004                 2003
                                                                              ---------------      ---------------
Cash and cash equivalents:
  Interest-earning deposits .............................................     $       309,125      $       845,607
  Noninterest-earning demand deposits and cash on hand ..................          13,536,316            6,581,448
                                                                              ---------------      ---------------
                                                                                   13,845,441            7,427,055
Mortgage-backed and other securities available-for-sale .................         124,224,683           77,623,789
Loans receivable, held-for-sale .........................................          10,064,155           10,143,319
Mortgage-backed and other securities held-to-maturity, fair value of
  $7,826,994 and $9,109,635 .............................................           7,719,542            8,903,441
Loans receivable, net:
  Loans receivable ......................................................         808,642,531          723,710,645
  Reserve for loan losses ...............................................          (9,300,854)          (8,406,198)
                                                                              ---------------      ---------------

                                                                                  799,341,677          715,304,447

Accrued interest receivable .............................................           4,300,131            3,649,032
Servicing assets ........................................................           1,525,085              468,413
Land, buildings, and equipment, net .....................................          27,994,532           24,180,509
Federal Home Loan Bank (FHLB) stock, at cost ............................          12,918,700           11,035,500
Other assets ............................................................           1,849,401            2,108,572
                                                                              ---------------      ---------------

    Total assets ........................................................     $ 1,003,783,347      $   860,844,077
                                                                              ===============      ===============



















                             See accompanying notes.

                 FIRST MUTUAL BANCSHARES, INC. AND SUBSIDIARIES
           CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION (CONTINUED)
                      LIABILITIES AND STOCKHOLDERS' EQUITY

                                                                                              DECEMBER 31,
                                                                                  ------------------------------------
                                                                                       2004                  2003
                                                                                  ---------------      ---------------
Liabilities:
  Deposits:
    Money market deposit and checking accounts ..............................     $   254,435,583      $   191,948,350
    Savings .................................................................           8,434,423            8,710,867
    Time deposits ...........................................................         412,498,902          383,231,431
                                                                                  ---------------      ---------------

      Total deposits ........................................................         675,368,908          583,890,648
    Drafts payable ..........................................................             377,814              357,256
    Accounts payable and other liabilities ..................................          14,106,402           12,899,194
    Advance payments by borrowers for taxes and insurance ...................           1,676,175            1,727,345
    Federal Home Loan Bank (FHLB) advances ..................................         234,206,775          193,642,878
    Other advances ..........................................................           1,600,000              500,000
    Junior subordinated long-term debentures ................................          17,000,000           17,000,000
                                                                                  ---------------      ---------------

      Total liabilities .....................................................         944,336,074          810,017,321
                                                                                  ---------------      ---------------

Stockholders' equity:

  Common stock, $1 par value; authorized, 10,000,000 shares; issued and
    outstanding, 5,288,489 and 4,729,693 shares, respectively ...............           5,288,489            4,729,693

  Additional paid-in capital ................................................          45,595,319           33,678,181
  Retained earnings .........................................................           9,220,450           12,832,652
  Accumulated other comprehensive income (loss):

    Unrealized (loss) on securities available-for-sale and interest rate
      swap, net of federal income tax .......................................            (656,985)            (413,770)
                                                                                  ---------------      ---------------

     Total stockholders' equity .............................................          59,447,273           50,826,756
                                                                                  ---------------      ---------------

                                                                                  $ 1,003,783,347      $   860,844,077
                                                                                  ===============      ===============











                             See accompanying notes.

                 FIRST MUTUAL BANCSHARES, INC. AND SUBSIDIARIES
                        CONSOLIDATED STATEMENTS OF INCOME

                                                                            YEARS ENDED DECEMBER 31,
                                                                 ----------------------------------------------
                                                                     2004             2003             2002
                                                                 ------------     ------------     ------------
INTEREST INCOME:
  Loans receivable .........................................     $ 50,195,027     $ 45,487,357     $ 42,924,954
  Interest on AFS securities ...............................        4,030,836        2,824,565        3,362,101
  Interest on HTM securities ...............................          418,054          631,236        1,281,288
  Interest other ...........................................          482,774          718,375          757,020
                                                                 ------------     ------------     ------------
                                                                   55,126,691       49,661,533       48,325,363
                                                                 ------------     ------------     ------------
INTEREST EXPENSE:
  Deposits .................................................       12,292,125       11,984,052       13,994,645
  FHLB advances and other ..................................        6,800,388        6,939,660        7,691,720
                                                                 ------------     ------------     ------------
                                                                   19,092,513       18,923,712       21,686,365
                                                                 ------------     ------------     ------------
    Net interest income ....................................       36,034,178       30,737,821       26,638,998
PROVISION FOR LOAN LOSSES: .................................        1,565,000        1,150,000          910,000
                                                                 ------------     ------------     ------------
    Net interest income after provision for loan losses ....       34,469,178       29,587,821       25,728,998
                                                                 ------------     ------------     ------------

NONINTEREST INCOME:
  Servicing fees, net of amortization ......................          313,988           69,431          103,170
  Gain on sales of loans ...................................        1,757,032          984,063        1,126,439
  Gain on sales of investments .............................           70,870          662,564          507,863
  Fees on deposit services .................................          571,216          516,107          472,025
  Other ....................................................        1,538,770        1,430,788        1,027,208
                                                                 ------------     ------------     ------------
    Total noninterest income ...............................        4,251,876        3,662,953        3,236,705
                                                                 ------------     ------------     ------------
NONINTEREST EXPENSES:
  Salaries and employee benefits ...........................       14,261,840       12,454,918       10,236,341
  Occupancy ................................................        2,786,407        2,443,363        2,353,175
  Other ....................................................        7,566,223        5,619,620        4,566,388
                                                                 ------------     ------------     ------------
    Total noninterest expenses .............................       24,614,470       20,517,901       17,155,904
                                                                 ------------     ------------     ------------
    Income before provision for federal income taxes .......       14,106,584       12,732,873       11,809,799
                                                                 ------------     ------------     ------------
PROVISION FOR FEDERAL INCOME TAXES:
  Current ..................................................        4,270,771        3,523,860        3,680,429
  Deferred .................................................          548,000          813,275          332,000
                                                                 ------------     ------------     ------------
                                                                    4,818,771        4,337,135        4,012,429
                                                                 ------------     ------------     ------------
NET INCOME .................................................     $  9,287,813     $  8,395,738     $  7,797,370
                                                                 ============     ============     ============

                             See accompanying notes.

                 FIRST MUTUAL BANCSHARES, INC. AND SUBSIDIARIES
                  CONSOLIDATED STATEMENTS OF INCOME (CONTINUED)

                                                                    YEARS ENDED DECEMBER 31,
                                                       ----------------------------------------------------
                                                            2004               2003               2002
                                                       --------------     --------------     --------------
PER SHARE DATA
  Basic earnings per common share ................     $         1.76     $         1.62     $         1.35
                                                       ==============     ==============     ==============

  Earnings per common share assuming dilution ....     $         1.68     $         1.57     $         1.32
                                                       ==============     ==============     ==============

WEIGHTED AVERAGE SHARES OUTSTANDING ..............          5,264,412          5,179,627          5,794,716
                                                       ==============     ==============     ==============
WEIGHTED AVERAGE SHARES OUTSTANDING
  INCLUDING DILUTIVE STOCK OPTIONS ...............          5,513,658          5,352,960          5,920,592
                                                       ==============     ==============     ==============


























                             See accompanying notes.

                 FIRST MUTUAL BANCSHARES, INC. AND SUBSIDIARIES
    CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME

                                                                                                         Accumulated
                                                                                                             Other
                                                        Common Stock          Additional                Comprehensive
                                                   ------------------------    Paid-In       Retained       Income
                                                     Shares       Amount       Capital       Earnings       (Loss)         Total
                                                   ----------  ------------  ------------  ------------  ------------  ------------
BALANCE, December 31, 2001 .......................  4,725,966  $  4,725,966  $ 31,411,296  $ 16,025,853  $   (191,818) $ 51,971,297

  Comprehensive income:
    Net income ...................................                                            7,797,370                   7,797,370
    Other comprehensive income (loss),
      net of tax:
      Unrealized gain on securities
        available-for-sale .......................                                                          1,391,521     1,391,521
      Unrealized (loss) on interest rate
        swap .....................................                                                           (405,862)     (405,862)
                                                                                                                       ------------
  Total comprehensive income .....................                                                                        8,783,029
  Options exercised, including tax benefit
    of $169,903 ..................................     67,573        67,573       551,848                                   619,421
  Retirement of shares repurchased ............... (1,019,256)   (1,019,256)  (13,963,793)     (815,419)                (15,798,468)
  10% stock dividend .............................    472,883       472,883     6,029,259    (6,502,142)                         --
  Cash dividend declared ($0.28 per share) .......                                           (1,291,442)                 (1,291,442)
                                                   ----------  ------------  ------------  ------------  ------------  ------------
BALANCE, December 31, 2002 .......................  4,247,166     4,247,166    24,028,610    15,214,220       793,841    44,283,837
                                                   ----------  ------------  ------------  ------------  ------------  ------------
  Comprehensive income:
    Net income ...................................                                            8,395,738                   8,395,738
    Other comprehensive income (loss),
      net of tax:
      Unrealized (loss) on securities
        available-for-sale .......................                                                         (1,294,797)   (1,294,797)
      Unrealized gain on interest rate
        swap .....................................                                                             87,186        87,186
                                                                                                                       ------------
  Total comprehensive income .....................                                                                        7,188,127
  Options exercised, including tax benefit
    of $219,124 ..................................     53,040        53,040       571,618                                   624,658
  Issuance of stock through employees'
    stock plans ..................................      1,386         1,386        23,617                                    25,003
  10% stock dividend .............................    428,101       428,101     9,054,336    (9,482,437)                         --
  Cash dividend declared ($0.28 per share) .......                                           (1,294,869)                 (1,294,869)
                                                   ----------  ------------  ------------  ------------  ------------  ------------
BALANCE, December 31, 2003 .......................  4,729,693     4,729,693    33,678,181    12,832,652      (413,770)   50,826,756
                                                   ----------  ------------  ------------  ------------  ------------  ------------
  Comprehensive income:
    Net income ...................................                                            9,287,813                   9,287,813
    Other comprehensive income (loss),
      net of tax:
      Unrealized (loss) on securities
        available-for-sale .......................                                                           (414,879)     (414,879)
      Unrealized gain on interest rate
        swap .....................................                                                            171,664       171,664
                                                                                                                       ------------
  Total comprehensive income .....................                                                                        9,044,598
  Options exercised, including tax benefit
    of $337,052 ..................................     80,697        80,697     1,138,303                                 1,219,000
  Issuance of stock through employees'
    stock plans ..................................      2,019         2,019        47,992                                    50,011
  10% stock dividend .............................    476,080       476,080    10,730,843   (11,206,923)                         --
  Cash dividend declared ($0.32 per share) .......                                           (1,693,092)                 (1,693,092)
                                                   ----------  ------------  ------------  ------------  ------------  ------------
BALANCE, December 31, 2004 .......................  5,288,489  $  5,288,489  $ 45,595,319  $  9,220,450  $   (656,985) $ 59,447,273
                                                   ==========  ============  ============  ============  ============  ============

                            See accompanying notes.

                 FIRST MUTUAL BANCSHARES, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                              YEARS ENDED DECEMBER 31,
                                                               ------------------------------------------------------
                                                                    2004                2003                2002
                                                               --------------      --------------      --------------
OPERATING ACTIVITIES:
  Net income .............................................     $    9,287,813      $    8,395,738      $    7,797,370
  Adjustments to reconcile net income to net cash
    from operating activities:
    Provision for loan losses ............................          1,565,000           1,150,000             910,000
    Depreciation and amortization ........................          1,385,604           1,109,746             900,500
    Deferred loan origination fees, net of accretion .....             68,237          (1,375,998)           (387,664)
    Amortization of servicing assets .....................            871,725              98,277              46,187
    Gain on sales of loans ...............................         (1,757,032)           (984,063)         (1,126,439)
    Gain on sale of repossessed real estate and other
      assets .............................................             (5,452)            (23,515)                 --
    Gain on sale of securities available-for-sale ........            (70,870)           (662,564)           (478,925)
    Gain on sale of other investments ....................                 --                  --             (28,939)
    FHLB stock dividends .................................           (338,800)           (592,300)           (621,300)
    Deferred federal income taxes ........................           (548,000)           (813,275)           (332,000)
    Changes in operating assets and liabilities:
      Loans receivable held-for-sale .....................             79,164           2,555,685          (8,223,212)
      Accrued interest receivable ........................           (651,099)           (213,689)            120,767
      Other assets .......................................            259,171          (1,051,794)            235,437
      Drafts payable .....................................             20,558             (11,778)           (646,893)
      Accounts payable and other liabilities .............            378,278           6,839,874           2,086,256
      Advance payments by borrowers for taxes and
        insurance ........................................            (51,170)            (70,888)            135,703
      Federal income taxes ...............................          1,232,044           1,074,577             939,794
                                                               --------------      --------------      --------------
      Net cash provided by operating activities ..........         11,725,171          15,424,033           1,326,642
                                                               --------------      --------------      --------------
INVESTING ACTIVITIES:
  Loan originations
                                                                 (365,831,641)       (331,091,827)       (244,575,384)
  Loan principal repayments ..............................        271,246,047         203,551,451         180,787,665
  Increase in undisbursed loan proceeds ..................          9,282,872          29,612,514          11,810,430
  Principal repayments and redemptions on mortgage
    backed and other securities ..........................         25,840,035          36,931,131          22,138,735
  Purchase of securities held-to-maturity ................         (1,126,983)         (1,098,881)           (250,000)
  Purchase of securities available-for-sale ..............        (72,897,074)        (75,710,656)        (52,490,003)
  Purchase of premises and equipment .....................         (5,146,784)        (14,326,118)         (2,998,452)
  Purchase of FHLB stock .................................         (1,544,400)                 --             (62,600)
  Proceeds from sale of servicing rights .................                 --                  --             335,393
  Proceeds from other investments ........................                 --                  --              28,939
  Proceeds from sale of securities .......................          2,228,958          25,442,072          30,463,849
  Proceeds from sale of real estate held-for-sale ........            116,275             282,354                  --
                                                               --------------      --------------      --------------
      Net cash (used) by investing activities ............       (137,832,695)       (126,407,960)        (54,811,428)
                                                               --------------      --------------      --------------

                             See accompanying notes.

                 FIRST MUTUAL BANCSHARES, INC. AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

                                                                             YEARS ENDED DECEMBER 31,
                                                              ------------------------------------------------------
                                                                   2004                2003                2002
                                                              --------------      --------------      --------------
FINANCING ACTIVITIES:
  Net increase in deposit accounts ......................         80,056,903          75,175,800          54,928,448
  Interest credited to deposit accounts .................         11,421,357          11,345,229          13,543,509
  Proceeds from junior subordinated long-term
    debentures (trust preferred securities) .............                 --           8,000,000           9,000,000
  Issuance of stock through employees stock plan ........             50,011              25,003                  --
  Proceeds from advances ................................        983,802,196         490,921,754         206,934,892
  Repayment of advances .................................       (942,138,299)       (481,172,773)       (213,895,133)
  Dividends paid ........................................         (1,548,206)         (1,261,092)         (1,321,756)
  Proceeds from exercise of stock options ...............            881,948             405,534             449,518
  Repurchase/retirement of common stock .................                 --                  --         (15,798,468)
                                                              --------------      --------------      --------------
      Net cash provided by financing activities .........        132,525,910         103,439,455          53,841,010
                                                              --------------      --------------      --------------

NET INCREASE (DECREASE) IN CASH AND
  CASH EQUIVALENTS ......................................          6,418,386          (7,544,472)            356,224
CASH AND CASH EQUIVALENTS
  Beginning of year .....................................          7,427,055          14,971,527          14,615,303
                                                              --------------      --------------      --------------
  End of year ...........................................     $   13,845,441      $    7,427,055      $   14,971,527
                                                              ==============      ==============      ==============

SUPPLEMENTAL DISCLOSURES OF CASH
  FLOW INFORMATION
  Loans originated for mortgage banking activities.......     $  103,885,786      $   93,272,670      $   97,625,950
                                                              ==============      ==============      ==============

  Loans originated for investment activities ............     $  365,831,641      $  331,091,827      $  244,575,384
                                                              ==============      ==============      ==============

  Proceeds from sale of loans held-for-sale .............     $  103,964,950      $   95,828,355      $   89,402,738
                                                              ==============      ==============      ==============
  Cash paid during the year for:
    Interest ............................................     $   18,778,254      $   19,121,039      $   21,686,110
                                                              ==============      ==============      ==============

    Income taxes ........................................     $    3,931,000      $    3,849,000      $    3,761,000
                                                              ==============      ==============      ==============

SUPPLEMENTAL DISCLOSURES OF NON
  CASH INVESTING ACTIVITIES
  Loans securitized into securities held-to-maturity
    and available-for-sale ..............................     $           --      $           --      $   14,485,309
                                                              ==============      ==============      ==============

                             See accompanying notes.

                 FIRST MUTUAL BANCSHARES, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

NOTE 1 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         PRINCIPLES OF CONSOLIDATION AND BASIS OF PRESENTATION -- The consolidated financial statements include the accounts of First Mutual Bancshares, Inc. and its wholly-owned subsidiaries, First Mutual Bank and First Mutual Services, Inc. (collectively, the Company). All significant intercompany transactions have been eliminated. Certain reclassifications have been made to the 2003 and 2002 financial statements to conform to the 2004 presentation.

         NATURE OF OPERATIONS -- First Mutual Bancshares, Inc. and Subsidiaries (the Company), a Washington corporation, is a financial holding company primarily engaged in the business of planning, directing, and coordinating the activities of its wholly-owned banking subsidiary, First Mutual Bank (formerly First Mutual Savings Bank). On October 26, 1999, First Mutual Savings Bank converted into the holding company form of ownership in a tax-free reorganization. In the reorganization, First Mutual Savings Bank changed its name to First Mutual Bank and became the wholly-owned banking subsidiary of the Company. Subsequently, on June 11, 2000, the Federal Reserve Bank of San Francisco approved the election for First Mutual Bancshares, Inc. to become a financial holding company. First Mutual Bank is also referred to as the "Bank" in this report.

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

         The Bank is a community-oriented bank offering a variety of products to retail customers while concentrating its lending activities on residential, consumer, commercial real estate, and business loans. The Bank conducts business from its main office in Bellevue, Washington, its twelve banking centers in the greater Puget Sound area, loan production offices in Tacoma and Bellingham, Washington, and a multi-state sales finance division with an office in Jacksonville, Florida. The Bank accepts deposits from the general public, provides lending services to citizens of Washington and Oregon and offers consumer home improvement loans to borrowers in 43 states.

         USE OF ESTIMATES -- The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Changes in these estimates and assumptions are considered reasonably possible and may have a material impact on the financial statements.

         Material estimates that are particularly susceptible to significant changes relate to the determination of the allowance for loan losses, the value of servicing assets, credit insurance premiums payable, amortization of deferred loan fees/costs, and the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans. In connection with the determination of the allowance for loan losses and the valuation of foreclosed assets held-for-sale, management obtains independent appraisals for significant properties when needed.

                 FIRST MUTUAL BANCSHARES, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

         CASH AND CASH EQUIVALENTS -- For purposes of the consolidated statements of cash flows, all deposits and investment securities with an original term to maturity of three months or less are considered to be cash equivalents. We place our cash with high-credit-quality institutions. The amount on deposit fluctuates, and at times exceeds the insured limit by the U.S. Federal Deposit Insurance Corporation, which potentially subjects the Bank to credit risk.

         SECURITIES -- Securities are classified at acquisition into one of three categories: held-to-maturity, available-for-sale or held-for-trading. Debt securities that management has the positive intent and ability to hold to maturity are classified as "held-to-maturity" and recorded at amortized cost. Securities not classified as held-to-maturity or trading, including equity securities with readily determinable fair values, are classified as "available-for-sale" and recorded at fair value, with unrealized gains and losses excluded from earnings and reported in other comprehensive income. There were no securities classified as held-for-trading during 2004, 2003, and 2002.

         Purchase premiums and discounts are recognized in interest income using the interest method over terms of the securities. Declines in the fair value of held-to-maturity and available-for-sale securities below their cost that are deemed to be other-than-temporary are reflected in earnings as realized losses. In estimating other-than-temporary impairment losses, management considers (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Bank to retain the investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value. Gains and losses on the sale of securities are recorded on the trade date and are determined using the specific identification method.

         FEDERAL HOME LOAN BANK (FHLB) STOCK -- Our investment in FHLB stock is carried at par value ($100 per share), which reasonably approximates its fair value. During 2002, the FHLB revised its capital structure from the issuance of one class of stock to two, B(1) and B(2) stock. B(1) stock can be sold back to the FHLB at cost, but is restricted as to purchase, sale, and redemption. Class B(2) is not a required investment for institutions and is not restricted to purchase and sale, but has the same redemption restrictions as class B(1) stock. Included in the balance sheet as of December 31, 2004, we have $12.9 million of class B(1) stock and no class B(2) stock.

         LOANS HELD-FOR-SALE -- Loans originated and held-for-sale are carried at the lower of aggregate cost or estimated fair value. Net unrealized losses on loans receivable held-for-sale are recognized in a valuation allowance by charges to operations. Gains and losses on the sale of loans are based on the specific identification method.

         LOANS -- The Bank grants mortgage, commercial, and consumer loans to customers. A substantial portion of the loan portfolio is represented by real estate loans throughout Washington and Oregon. The ability of our debtors to honor their contracts is dependent upon the real estate and general economic conditions in this area.

         Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off generally are reported at their outstanding unpaid principal balances adjusted for charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized as an adjustment of the related loan yield using the interest method or the straight-line method of amortization. Net deferred fees/costs related to loans sold are recognized in income at the time the loans are sold.

         The accrual of interest on mortgage and commercial loans is discontinued at the time the loan is 90 days past due unless the credit is well-secured and in process of collection. Consumer loans are typically chargedoff no later than 180 days past due. Past due status is based on the contractual terms of the loan. In all cases,

                 FIRST MUTUAL BANCSHARES, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

loans are placed on non-accrual or charged-off at an earlier date if collection of principal or interest is considered doubtful.

         All interest accrued but not collected for loans that are placed on non-accrual or charged-off is reversed against interest income. The interest on these loans is accounted for on the cash-basis or cost-recovery method until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

         ALLOWANCE FOR LOAN LOSSES -- The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

         The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral, and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

         The allowance consists of specific, general, and unallocated components. The specific component relates to loans that are classified as doubtful, substandard, or special mention. For such loans that are also classified as impaired, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan. The general component covers non-classified loans and is based on historical loss experience adjusted for qualitative factors. An unallocated component is maintained to cover uncertainties that could affect management's estimate of probable losses. The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating specific and general losses in the portfolio.

         A loan is considered impaired when, based upon current information and events, it is probable that we will be unable to collect the scheduled payments of principal and interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

         Large groups of smaller balance, homogeneous loans are collectively evaluated for impairment. Accordingly, we do not separately identify individual consumer loans for impairment disclosures, unless such loans are the subject of a restructuring agreement.

         FORECLOSED ASSETS -- Assets acquired through, or in lieu of, loan foreclosures are held for sale and are recorded at the lower of cost or fair value at the date of foreclosure. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of carrying amount or fair value less cost to sell. Revenue and expenses from operations and changes in the valuation allowance are included in net expenses from foreclosed assets. The amounts that will ultimately be recovered from foreclosed assets may differ substantially from the carrying value of the assets because of future market factors beyond management's control.

                 FIRST MUTUAL BANCSHARES, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

     SERVICING ASSETS - Originated servicing assets are recorded when loans are originated and subsequently sold or securitized (and held as available-for-sale securities) with the servicing rights retained. A portion of the cost of originating the loan is allocated to the servicing asset based on relative fair value. Fair value is based on market prices for comparable servicing contracts, when available, or alternatively, is based on a valuation model that calculates the present value of future cash flows. Assumptions used in the valuation model include market discount rates and anticipated prepayment speeds. The prepayment speeds are based on loan prepayment forecasts derived from the consensus of investment banking firms as reported by online, fixed-income quotation systems. The one exception to this practice is for servicing assets that result from a sale of sales finance loans of which we use actual prepayment experience due to the fact that no online quotation system is available for these types of loans. In addition, estimates of the cost of servicing per loan, an inflation rate, ancillary income per loan and default rates are used. The cost relating to the servicing rights is capitalized and amortized into non-interest income in proportion to, and over the period of, estimated future net servicing income. Amounts capitalized are recorded at cost, net of accumulated amortization and valuation allowance.

     Management assesses impairment of the capitalized servicing assets based on recalculations of the present value of remaining future cash flows using updated market discount rates and prepayment speeds. Subsequent loan prepayments and changes in prepayment assumptions in excess of those forecasted can adversely impact the carrying value of the servicing assets. Impairment is assessed on a stratum-by-stratum basis with any impairment recognized through a valuation allowance for each impaired stratum. The servicing assets are stratified based on the types of loans and the underlying collateral.

     LAND, BUILDINGS, AND EQUIPMENT - Premises and equipment are stated at cost, less accumulated depreciation. Depreciation is computed on the straight-line method over the estimated useful lives as follows:

     Buildings and improvements.............................10 to 40 years
     Leasehold improvements..................................5 to 20 years
     Furniture, fixtures and equipment........................1 to 5 years

     We follow the policy of capitalizing expenditures for betterments and major renewals and expensing ordinary maintenance and repairs as incurred.

     EMPLOYEE STOCK OWNERSHIP PLAN - The Bank sponsors an Employee Stock Ownership Plan (ESOP). ESOP stock purchases are accounted for in accordance with the provisions of SOP 93-6 as described below.

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

     STOCK-BASED COMPENSATION PLANS - Statement of Financial Accounting Standards (SFAS) No. 148, ACCOUNTING FOR STOCK-BASED COMPENSATION I TRANSITION AND DISCLOSURE, became effective for financial statements for fiscal years ending after December 15, 2002. The accounting standard amends APB Opinion No. 28, INTERIM FINANCIAL REPORTING and SFAS No. 123, ACCOUNTING FOR STOCK-BASED COMPENSATION, to require prominent disclosure about the effects on reported net income of an entity's accounting policy decisions with respect to stock-based compensation and to require disclosures about those effects in interim financial information. Management has elected to continue to use the intrinsic value method of accounting until July 2005 when SFAS No. 123(R) goes into effect.

                 FIRST MUTUAL BANCSHARES, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

     On December 16, 2004, the Financial Accounting Standards Board (FASB) issued SFAS Statement No. 123 (revised 2004), SHARE-BASED PAYMENT, which is a revision of FASB Statement No. 123, ACCOUNTING FOR STOCK-BASED COMPENSATION. Statement 123(R) supersedes APB Opinion No. 25, ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES, and amends FASB Statement No. 95, STATEMENT OF CASH FLOWS. Generally, the approach in Statement 123(R) is similar to the approach described in Statement 123. However, Statement 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative.

     Statement 123(R) must be adopted no later than July 1, 2005. Early adoption will be permitted in periods in which financial statements have not yet been issued. We expect to adopt Statement 123(R) on July 1, 2005.

     Statement 123(R) permits public companies to adopt its requirements using one of two methods:

     1. A ""modified prospective" method in which compensation cost is recognized beginning with the effective date (a) based on the requirements of Statement 123(R) for all share-based payments granted after the effective date and (b) based on the requirements of Statement 123 for all awards granted to employees prior to the effective date of Statement 123(R) that remain unvested on the effective date.

     2. A ""modified retrospective" method which includes the requirements of the modified prospective method described above, but also permits entities to restate based on the amounts previously recognized under Statement 123 for purposes of pro forma disclosures for either (a) all prior periods presented or (b) prior interim periods of the year of adoption.

     We intend to adopt Statement 123 using the modified retrospective method, restating all prior periods.

     As permitted by Statement 123, we currently account for share-based payments to employees using the intrinsic value method allowed under Opinion No. 25 and, as such, generally recognize no compensation cost for employee stock options. Accordingly, the adoption of Statement 123(R)'s fair value method will have an impact on our result of operations, although it will have no impact on our overall financial position. The impact of adoption of Statement 123(R) cannot be predicted at this time because it will depend on levels of sharebased payments granted in the future. However, had we adopted Statement 123(R) in prior periods the impact of that standard would have approximated the impact of Statement 123 as described in the disclosure of pro forma net income and earnings per share in Note 1 to our consolidated financial statements. Statement 123(R) also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow as required under current literature. This requirement will reduce net operating cash flows and increase net financing cash flows in periods after adoption. While we cannot estimate what those amounts will be in the future (because they depend on, among other things, when employees exercise stock options), the amount of operating cash flows recognized in prior periods for such excess tax deductions were $0, $13,000, and $123,000 in 2004, 2003, and 2002, respectively.

     At December 31, 2004, we had three stock-based employee/director compensation plans, which are described more fully in Note 18. The plans are accounted for under the recognition and measurement principles of APB Opinion No. 25, ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES, and related interpretations. No stock-based employee or director compensation cost is reflected in net income, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net income and earnings per share if the fair value

                 FIRST MUTUAL BANCSHARES, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

     recognition provisions of FASB Statement No. 123, ACCOUNTING FOR STOCK-BASED COMPENSATION, had been adopted.

                                                          YEARS ENDED DECEMBER 31,
                                                  ----------------------------------------
                                                     2004           2003           2002
                                                  ----------     ----------     ----------
Net income, as reported.........................  $9,287,813     $8,395,738     $7,797,370
Deduct: Total stock-based employee/director
  compensation expense determined under fair
  value based method for all awards, net of
  related tax effects...........................    (445,047)      (327,461)      (173,780)
                                                  ----------     ----------     ----------
Pro forma net income............................  $8,842,766     $8,068,277     $7,623,590
                                                  ==========     ==========     ==========
Earnings per share:
 Basic - as reported............................  $     1.76     $     1.62     $     1.35
 Basic - pro forma..............................  $     1.68     $     1.56     $     1.32
 Diluted - as reported..........................  $     1.68     $     1.57     $     1.32
 Diluted - pro forma............................  $     1.60     $     1.51     $     1.29
Weighted average shares outstanding:
 Basic..........................................   5,264,412      5,179,627      5,794,716
 Diluted........................................   5,513,658      5,352,960      5,920,592

     INCOME TAXES - We file a consolidated tax return which includes income earned by our subsidiaries. We account for income taxes on the liability method. The liability method recognizes the amount of tax currently payable and deferred at the date of the financial statements as a result of all events that have been recognized in the financial statements, as measured by the provisions of current enacted tax laws and rates.

     ADVERTISING COSTS - Advertising costs were expensed as incurred. Advertising expenses were $1.1 million, $918,000, and $648,000 for the years ended December 31, 2004, 2003, and 2002, respectively.

     INTEREST RATE RISK MANAGEMENT - Management may hedge certain transactions with purchased option contracts and forward sales commitments. Net gains or losses on these options are considered in the calculation of the lower of cost or fair value for loans receivable held-for-sale.

     We have adopted SFAS No. 133, ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES, as amended, which requires that all derivative instruments be reported on the balance sheet at fair value and establishes criteria for designation and effectiveness of hedging relationships. We do not speculate on the direction of interest rates in our management of interest rate risk nor hold or issue derivative financial instruments for trading purposes. Changes in fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated and qualifies for hedge accounting and, if it does, the type of hedge transaction.

     INTEREST RATE SWAP AGREEMENT - We utilize an interest rate swap agreement in order to fix the interest rate on the trust preferred securities. In June 2002, we entered into a swap agreement with the FHLB in connection with the $9 million of trust preferred securities that was issued. Under the terms of the agreement, we receive the equivalent of 3-month LIBOR (London Interbank Offering
Rate) and pay the FHLB a fixed rate of interest equal to the 5-year swap curve. This arrangement is considered an effective cash flow hedge under SFAS No. 133. As a result, the interest paid and received is reflected in earnings while the changes in fair value of the swap are reported in comprehensive income.

     RATE LOCK COMMITMENTS - We enter into commitments to originate loans whereby the interest rate on the loan is determined prior to funding (rate lock commitments). Rate lock commitments on mortgage loans that are intended to be sold are considered to be derivatives. Accordingly, such commitments, along with any

                 FIRST MUTUAL BANCSHARES, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

related fees received from potential borrowers, are recorded at fair value with the changes in fair value recorded in the net gain or loss on sale of mortgage loans.

     TRANSFER OF FINANCIAL ASSETS - Transfers of financial assets are accounted for as sales when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Bank, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferring assets, and (3) we do not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

     COMPREHENSIVE INCOME - Comprehensive income is comprised of net income and other comprehensive income. Other comprehensive income includes items previously recorded directly to equity, such as unrealized gains and losses on securities available-for-sale and unrealized gains and losses on the interest rate swap, net of tax. Comprehensive income is presented in the consolidated statement of shareholders' equity.

     OFF-BALANCE SHEET CREDIT RELATED FINANCIAL INSTRUMENTS - In the ordinary course of business, we enter into commitments to extend credit, including commitments under commercial letters of credit and standby letters of credit. These financial instruments are recorded when they are funded.

     EARNINGS PER SHARE (EPS) DATA - Basic and diluted EPS are presented in the income statement. Basic EPS is computed by dividing net income by the weighted average number of shares outstanding during the year. Diluted EPS reflects the potential dilutive effect of stock options and is computed by dividing net income by the weighted average number of shares outstanding during the year, plus the dilutive common shares that would have been outstanding had the stock options been exercised. A reconciliation of the numerator and denominator used for the basic EPS to the numerator and denominator used for the diluted EPS is provided in Note 14.


NOTE 2 - RESERVE BALANCES

     Included in Cash and Cash Equivalents are legally reserved amounts which are required to be maintained on an average basis in the form of cash and balances due from the Federal Reserve Bank. Average reserve balances were $2.4 million, $472,000, and $134,000 for the years ended December 31, 2004, 2003, and, 2002, respectively.

                 FIRST MUTUAL BANCSHARES, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 3 - MORTGAGE-BACKED AND OTHER SECURITIES AVAILABLE-FOR-SALE

     The amortized cost and estimated fair value of securities available-for-sale at December 31, 2004 and 2003 are summarized as follows:

                                                                      GROSS               GROSS
                                                      GROSS         UNREALIZED          UNREALIZED
                                       AMORTIZED    UNREALIZED        LOSSES              LOSSES         ESTIMATED
                                         COST         GAINS      LESS THAN 1 YEAR    MORE THAN 1 YEAR    FAIR VALUE
                                       -----------------------------------------------------------------------------
   December 31, 2004
     Freddie Mac securities.......  $ 19,127,613     $ 48,719        $173,913            $115,062       $ 18,887,357
     Fannie Mae securities........    39,095,463       75,726          87,354             308,837         38,774,998
     Ginnie Mae securities........    48,839,639       38,712         270,022                 --          48,608,329
     US treasury and agency
       securities.................    17,946,544       57,761          50,306                 --          17,953,999
                                    ------------     --------        --------            --------       ------------
                                    $125,009,259     $220,918        $581,595            $423,899       $124,224,683
                                    ============     ========        ========            ========       ============

   December 31, 2003
     Freddie Mac securities.......  $ 15,708,833     $ 60,174        $222,620            $    --        $ 15,546,387
     Fannie Mae securities........    43,069,484      292,309         324,031                 --          43,037,762
     Ginnie Mae securities........     8,010,938          --           24,688                 --           7,986,250
     US agency securities.........    10,980,831      105,409          32,850                 --          11,053,390
                                    ------------     --------        --------            --------       ------------
                                    $ 77,770,086     $457,892        $604,189            $    --        $ 77,623,789
                                    ============     ========        ========            ========       ============

     Certain investment securities shown above currently have fair values less than amortized cost and therefore contain unrealized losses. We have evaluated these securities and have determined that the decline in value is temporary and is related to the change in market interest rates since purchase. The decline in value is not related to any company or industry-specific event. We evaluate the securities portfolio for other-thantemporary impairment on a quarterly basis and more frequently when economic or market concerns warrant such evaluation. Consideration is given to (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) our intent and ability to retain our investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value. There are 23 investment securities with unrealized losses. We anticipate full recovery of amortized cost with respect to these securities at maturity or sooner in the event of a more favorable market interest rate environment.

     Proceeds from the sale of securities during 2004, 2003, and 2002 were $2,228,958, $25,442,072, and $30,463,849, respectively. Gross gains on those sales were $70,870, $662,564, and $478,925, respectively. No gross losses were realized on sales during 2004, 2003, and 2002.

     The amortized cost and estimated fair value of mortgage-backed and other securities available-for-sale at December 31, 2004, by contractual maturity, are shown below. Expected maturities will differ from

                 FIRST MUTUAL BANCSHARES, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

contractual maturities because issuers may have the right to call or prepay obligations with or without prepayment penalties.

                                                AMORTIZED         ESTIMATED
                                                  COST            FAIR VALUE
                                              ------------       ------------
Due after one year through five years......   $ 14,545,455       $ 14,667,738
Due after five years through ten years.....      4,127,892          4,012,830
Due after ten years........................    106,335,912        105,544,115
                                              ------------       ------------
                                              $125,009,259       $124,224,683
                                              ============       ============

NOTE 4 - MORTGAGE-BACKED AND OTHER SECURITIES HELD-TO-MATURITY

     The amortized cost and estimated fair value of mortgage-backed and other securities are summarized as follows:

                                                                      GROSS               GROSS
                                                      GROSS         UNREALIZED          UNREALIZED
                                       AMORTIZED    UNREALIZED        LOSSES              LOSSES         ESTIMATED
                                         COST         GAINS      LESS THAN 1 YEAR    MORE THAN 1 YEAR    FAIR VALUE
                                       -----------------------------------------------------------------------------
   December 31, 2004:
     Fannie Mae securities........    $6,010,318     $125,722         $30,472             $   --          $6,105,568
     Freddie Mac securities.......       492,607       13,408             --                  --             506,015
      Municipal bonds.............     1,216,617        2,622             --                3,828          1,215,411
                                      ----------     --------         -------             -------         ----------
                                      $7,719,542     $141,752         $30,472             $ 3,828         $7,826,994
                                      ==========     ========         =======             =======         ==========

   December 31, 2003:
     Fannie Mae securities........    $7,028,766     $217,292         $ 2,118             $   --          $7,243,940
     Freddie Mac securities.......       549,870       11,925             --                  --             561,795
     Municipal bonds..............     1,324,283        2,598             --               23,503          1,303,378
     REMICs.......................           522          --              --                  --                 522
                                      ----------     --------         -------             -------         ----------
                                      $8,903,441     $231,815         $ 2,118             $23,503         $9,109,635
                                      ==========     ========         =======             =======         ==========

     Certain investment securities shown above currently have fair values less than amortized cost and therefore contain unrealized losses. We have evaluated these securities and have determined that the decline in value is temporary and is related to the change in market interest rates since purchase. The decline in value is not related to any company or industry-speciNc event. We evaluate the securities portfolio for other-thantemporary impairment on a quarterly basis and more frequently when economic or market concerns warrant such evaluation. Consideration is given to (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) our intent and ability to retain our investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value. There are three investment securities with unrealized losses. We anticipate full recovery of amortized cost with respect to these securities at maturity or sooner in the event of a more favorable market interest rate environment.

                 FIRST MUTUAL BANCSHARES, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

     The amortized cost and estimated fair value of mortgage-backed and other securities held-to-maturity at December 31, 2004, by contractual maturity, are shown below. There were no sales from the held-to-maturity portfolio during 2004, 2003, or 2002.

                                                  AMORTIZED     ESTIMATED
                                                    COST        FAIR VALUE
                                                 ----------     ----------
Due less than one year.......................    $  129,291     $  131,243
Due after one year through five years........     1,679,731      1,734,275
Due after five years through ten years.......           --             --
Due after ten years..........................     5,910,520      5,961,476
                                                 ----------     ----------
                                                 $7,719,542     $7,826,994
                                                 ==========     ==========

     At December 31, 2004, both the fair value and amortized cost of securities pledged to secure public deposits totaled $1.2 million. At December 31, 2003, the fair value and amortized cost of pledged securities for public deposits totaled $2.3 million and $2.2 million, respectively.

NOTE 5 - LOANS RECEIVABLE, NET AND LOANS RECEIVABLE HELD-FOR-SALE

     Loans receivable consisted of the following as of December 31:




                                                     2004              2003
                                                 ------------      ------------
Real estate:
  Single-family residential...................   $177,321,664      $131,681,660
  Single-family construction..................    151,735,247       127,402,678
  Income property:
    Commercial construction...................     25,773,413        19,132,250
    Commercial real estate....................    205,417,180       211,526,336
    Multifamily construction..................      6,555,794        16,774,573
    Multifamily residential...................    176,429,163       184,918,933
Consumer and other loans......................     94,776,138        85,242,962
Business loans................................     52,963,326        20,089,286
                                                 ------------      ------------
                                                  890,971,925       796,768,678
Less:
  Net deferred loan origination (fees) costs..      1,157,969         1,225,622
  Undisbursed loan proceeds                       (73,423,208)      (64,140,336)
  Reserve for loan losses                          (9,300,854)       (8,406,198)
                                                 ------------      ------------
                                                  809,405,832       725,447,766

Loans receivable held-for-sale................    (10,064,155)      (10,143,319)
                                                 ------------      ------------

Loans receivable, net.........................   $799,341,677      $715,304,447
                                                 ============      ============

     A substantial portion of revenue is derived from the origination of loans in the Puget Sound region of Washington State. The customers' ability to honor their commitments to repay such loans is dependent upon the region's real estate values, economy and, to a certain extent, the dominant industries in that region such as aerospace, international trade, and high technology.

                 FIRST MUTUAL BANCSHARES, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

     Single-family residential, permanent, and construction loans are primarily secured by collateral located in Western Washington. Income property loans, by county or state in which the property resides, are as follows at December 31, 2004:

                                      SNOHOMISH       PIERCE         WHATCOM
                      KING COUNTY      COUNTY         COUNTY         COUNTY          OREGON         OTHER           TOTAL
                     -------------------------------------------------------------------------------------------------------
Income property:
  Commercial
    construction     $  2,889,000    $       --     $10,195,438    $ 1,932,200    $10,756,775    $       --     $ 25,773,413
  Commercial
    real estate       108,277,149     25,411,235     33,958,116      4,530,922     11,371,241     21,868,517     205,417,180
  Multifamily
    construction        2,375,500            --             --             --      2,863,000       1,317,294       6,555,794
  Multifamily
    residential        51,674,498      6,424,715     33,798,946      4,740,519     48,979,787     30,810,698     176,429,163
                     ------------    -----------    -----------    -----------    -----------    -----------    ------------
                     $165,216,147    $31,835,950    $77,952,500    $11,203,641    $73,970,803    $53,996,509    $414,175,550

     The loan portfolio includes both adjustable and fixed interest rate loans. At December 31, 2004, the composition of those loans was as follows:

                                                                 ADJUSTABLE
                                                   FIXED RATE        RATE          TOTAL
                                                  -----------   ------------   ------------
   Term to maturity or rate adjustment:
     Due within one year......................    $ 6,792,385   $513,843,498   $520,635,883
     After one but within three years.........      5,909,843     91,695,844     97,605,687
     After three but within five years........     16,359,898     71,116,462     87,476,360
     After five but within ten years..........     34,424,293     39,603,944     74,028,237
     After ten years..........................     29,575,093         84,572     29,659,665
                                                  -----------   ------------   ------------
                                                  $93,061,512   $716,344,320   $809,405,832
                                                  ===========   ============   ============

     Single-family adjustable-rate loans typically have both periodic and lifetime adjustment limitations. Permanent income property adjustable-rate loans generally only have lifetime adjustment limitations. Both types of adjustable-rate loans are generally indexed to either the one-, three-, or five-year Constant Maturity Treasury (CMT), the FHLB's cost of funds, or the 1-year London Interbank Offering Rate (LIBOR) indices. Future market factors may affect the correlation of the interest rate adjustment with the rates the Bank pays on the short-term deposits that have been primarily utilized to fund these loans.

     An analysis of the changes in the reserve for loan losses is as follows for the years ended December 31:

                                          2004           2003           2002
                                       ----------     ----------     ----------
     Balance, beginning of year.....   $8,406,198     $7,754,106     $7,032,062
       Provision for loan losses....    1,565,000      1,150,000        910,000
       Charge-offs..................     (913,645)      (639,573)      (271,249)
       Recoveries...................      243,301        141,665         83,293
                                       ----------     ----------     ----------
     Balance, end of year...........   $9,300,854     $8,406,198     $7,754,106
                                       ==========     ==========     ==========

                 FIRST MUTUAL BANCSHARES, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

     The following is a summary of information pertaining to impaired and non-accrual loans as of December 31:

                                                            2004        2003
                                                          --------    --------
     Impaired loans with a valuation allowance.........   $317,023    $ 21,045
     Valuation allowance related to impaired loans.....   $177,190    $  4,600
     Total non-accrual loans...........................   $864,464    $510,424
     Total loans past due 90-days or more and
       still accruing interest.........................   $ 34,000    $    --
     Interest income recognized on impaired loans......   $  1,108    $  1,177

     The Bank serviced loans owned by other investors with aggregate principal balances of $117,851,509 and $76,424,096 as of December 31, 2004 and 2003,
respectively.

     Outstanding commitments to borrowers for loans totaled $239,329,000 and $230,374,000 at December 31, 2004 and 2003, respectively. Outstanding commitments to sell loans to investors, which totaled $3,763,000 and $6,773,000 at December 31, 2004 and 2003, respectively, hedge against interest rate fluctuations from the time of the loan commitment until the date at which loans are sold, which is generally within 60 days.

     Commitments to extend credit generally have fixed expiration dates. Since portions of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Prior to extending commitments, each customer's creditworthiness is evaluated on a case-by-case basis. The amount of collateral obtained upon extension of credit is based on management's credit evaluation of the borrower. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment, and residential or income-producing commercial properties.

NOTE 6 - ACCRUED INTEREST RECEIVABLE

     Accrued interest receivable at December 31 is summarized as follows:

                                                       2004            2003
                                                    ----------      ----------
     Loans receivable...........................    $3,763,370      $3,312,821
     Securities available-for-sale..............       492,012         287,803
     Securities held-to-maturity................        44,749          48,408
                                                    ----------      ----------
                                                    $4,300,131      $3,649,032
                                                    ==========      ==========


NOTE 7 - SERVICING ASSETS AND SERVICING FEES

     Changes in the servicing assets balance for the years ended December 31 are as follows:

                                                       2004            2003
                                                    ----------      ----------
     Balance, beginning of year.................    $  468,413      $   49,914
       Additions................................     1,928,397         516,776
       Amortization.............................      (871,725)        (98,277)
                                                    ----------      ----------
     Balance, end of year.......................    $1,525,085      $  468,413
                                                    ==========      ==========


     There were no changes in the valuation for impairment of servicing assets for the years ended December 31, 2004, 2003, and 2002.

                 FIRST MUTUAL BANCSHARES, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

     Servicing fee income, net of amortization, consisted of the following for the years ended December 31:

                                                  2004        2003       2002
                                               ----------   --------   --------
     Servicing fees.........................   $1,185,714   $167,708   $149,357
     Amortization and recovery (provision)
       for impairment of servicing assets...     (871,726)   (98,277)   (46,187)
                                               ----------   --------   --------
     Loan servicing fees, net...............   $  313,988   $ 69,431   $103,170
                                               ==========   ========   ========


     At December 31, 2004, the expected weighted average life of the Bank's servicing assets was two years. Projected amortization expense for the gross carrying value of servicing assets at December 31, 2004 is estimated to be as follows:

     2005...................................................    $1,205,618
     2006...................................................       319,467
                                                                ----------
     Gross carrying value of servicing assets...............    $1,525,085
                                                                ==========

     The projected amortization expense of the servicing asset is an estimate and should be used with caution. The amortization expense for future periods was calculated by applying the same quantitative factors, such as estimated prepayment assumptions that were used to determine the amortization expense for the fourth quarter of 2004. These factors are subject to significant fluctuations. Any projection of servicing asset amortization in future periods is limited by the conditions that existed at the time the calculations were performed, and may not be indicative of actual amortization expense that will be recorded in future periods.

NOTE 8 - LAND, BUILDINGS, AND EQUIPMENT

     The following is a summary of land, buildings, and equipment at December
31:

                                                        2004           2003
                                                     -----------    -----------
     Land.......................................     $13,686,172    $11,272,334
     Buildings..................................      15,217,038     13,122,088
     Furniture, fixtures, and equipment.........       4,379,703      4,685,027
     Leasehold improvements.....................       1,032,546      1,084,051
                                                     -----------    -----------
                                                      34,315,459     30,163,500
     Less accumulated depreciation and
       amortization.............................      (6,320,927)    (5,982,991)
                                                     -----------    -----------
                                                     $27,994,532    $24,180,509
                                                     ===========    ===========

     Depreciation expense for the years ended December 31, 2004, 2003, and 2002 amounted to $1,321,000, $1,078,000, and $862,000, respectively.

                 FIRST MUTUAL BANCSHARES, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

     Six office locations are leased under operating leases. Lease obligations for the next five years are as follows:

     YEAR ENDING DECEMBER 31,
     -----------------------
     2005....................................................    $  306,848
     2006....................................................       242,985
     2007....................................................       242,014
     2008....................................................       245,025
     2009....................................................       249,221
                                                                 ----------
                                                                 $1,286,093
                                                                 ==========

     Total lease expenses were $313,403, $322,916, and $838,925 for the years ended December 31, 2004, 2003, and 2002, respectively.

     Lease income totaled $627,000, $713,000, and $99,000 for the years ended December 31, 2004, 2003, and 2002, respectively.

     Future minimum lease receipts from lessees for the next five years are as follows:

     YEAR ENDING DECEMBER 31,
     -----------------------
     2005....................................................    $  539,341
     2006....................................................       443,589
     2007....................................................       254,370
     2008....................................................       228,210
     2009....................................................       140,588
                                                                 ----------
                                                                 $1,606,098
                                                                 ==========

NOTE 9 - DEPOSITS

     Deposits consisted of the following at December 31:

                                           WEIGHTED
                                         AVERAGE RATE             2004                     2003
                                         AT DECEMBER    ---------------------    ---------------------
                                          31, 2004         AMOUNT     PERCENT       AMOUNT     PERCENT
                                          --------      ------------  -------    ------------  -------
Terms
  Money market deposit and checking
  accounts, including noninterest
  bearing deposits of $37,617,704
  (2004) and $25,141,003 (2003) .....        1.2%       $254,435,583    37.7%    $191,948,350    32.9%
                                                        ------------    ----     ------------    ----
 Regular savings.....................        0.8%          8,434,423     1.2        8,710,867     1.5
                                                        ------------    ----     ------------    ----
Time deposits:
  1 to 6 months......................        1.7%         54,744,788     8.1       32,160,454     5.5
  7 to 12 months.....................        2.0%        136,786,209    20.2      212,370,216    36.3
  13 to 23 months....................        2.2%        102,408,465    15.2       46,440,901     8.0
  2 to 10 years......................        3.5%        118,559,440    17.6       92,259,860    15.8
                                                        ------------    ----     ------------    ----
Total time deposits..................        2.5%        412,498,902    61.1      383,231,431    65.6
                                                        ------------    ----     ------------    ----
Total deposits.......................        2.0%       $675,368,908     100%    $583,890,648     100%
                                                        ============    ====     ============    ====

                 FIRST MUTUAL BANCSHARES, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

     Deposits at December 31, 2004 and 2003 included public funds of $10,864,794 and $12,212,921, respectively. Mortgage-backed securities with book values of $1,197,263 and $2,241,324 and fair values of $1,238,831 and $2,329,755 were pledged as collateral on these deposits at December 31, 2004 and 2003, respectively, which exceeds the minimum collateral requirement established by the Washington Public Deposit Protection Commission.

     As of December 31, 2004, scheduled maturities of time deposits were as follows:

     YEAR ENDING DECEMBER 31,
     -----------------------
     2005....................................................   $295,951,313
     2006....................................................     68,442,486
     2007....................................................     25,607,090
     2008....................................................     10,344,363
     2009....................................................     11,876,833
     Thereafter..............................................        276,817
                                                                ------------
                                                                $412,498,902
                                                                ============

     Included in deposits are time deposits greater than or equal to $100,000 of $166,365,968 and $148,907,870 at December 31, 2004 and 2003, respectively.
Interest on time deposits greater than or equal to $100,000 totaled $4,733,116, $4,225,148, and $4,587,764 for the years ended December 31, 2004, 2003, and
2002, respectively. Also included in deposits are accounts of approximately $3,455,000 and $3,503,000 at December 31, 2004 and 2003, respectively, which are controlled by members of the Board of Directors and management.

     Deposit interest expense by type for the years ended December 31 was as follows:

                                             2004          2003          2002
                                         -----------   -----------   -----------
     Time deposits.....................  $ 9,712,012   $10,095,366   $12,309,266
     Money market deposit and checking.    2,512,022     1,818,163     1,592,787
     Regular savings...................       68,091        70,523        92,592
                                         -----------   -----------   -----------
                                         $12,292,125   $11,984,052   $13,994,645
                                         ===========   ===========   ===========

NOTE 10 - FHLB AND OTHER ADVANCES

     Borrowings consisted of the following at December 31:

                                                        2004           2003
                                                   ------------   ------------
     FHLB advances.............................    $234,206,775   $193,642,878
                                                   ============   ============
     FHLB advances:
       Maximum outstanding at any month end....    $246,666,680   $221,751,405
       Average outstanding.....................     227,936,570    203,275,497
       Weighted average interest rates:
         Annual................................           2.330%         2.852%
         End of year...........................           2.394%         2.350%
     Other advances............................    $  1,600,000   $    500,000
                                                   ============   ============

     Under the terms of the FHLB advances, in addition to FHLB stock held, the Bank must maintain unencumbered collateral of agency MBS/CMOs/REMICS, subject to the discounted market value

                 FIRST MUTUAL BANCSHARES, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

determined by the FHLB, 83% of one-to-four-unit family permanent mortgages, and 80% of multifamily permanent loans. At December 31, 2004, the minimum book value of eligible collateral pledged for these borrowings was $280.6 million. The Bank has an available line of credit with the FHLB in the amount equal to 40% of total assets.

     FHLB advances at December 31, 2004 mature as follows:

     YEAR                                          INTEREST RATES     AMOUNT
     ----                                          --------------     ------

     2005.......................................    1.18 - 4.94%   $165,158,250
     2006.......................................    1.81 - 6.25%     45,504,852
     2007.......................................    2.52 - 3.66%     17,081,173
     2008.......................................    3.13 - 3.23%      1,500,000
     2009.......................................       3.65%            250,000
     2010.......................................       4.93%          4,000,000
     2011.......................................       5.19%            712,500
                                                                   ------------
                                                                   $234,206,775
                                                                   ============

     The other advances are comprised of: a $1 million line of credit which matures on February 28, 2005, with an interest rate of 3.60% and a $600,000 note that matures on November 1, 2009 with an interest rate of 6.00%. The payment terms on the note consist of monthly interest payments with the full principal due at maturity.

NOTE 11 - LONG-TERM DEBENTURES (TRUST PREFERRED SECURITIES)

     First Mutual Capital Trust I is a statutory business trust created for the exclusive purpose of issuing and selling capital securities and utilizing sale proceeds to acquire junior subordinated debt issued by the Company. In June 2002, the Trust issued $9.0 million of trust preferred securities with a 30-year maturity, callable after the fifth year by the Company. The rate adjusts quarterly based on LIBOR plus 3.65%. We entered into a swap with the FHLB to fix the interest rate at 8.18% for a period of five years (Note 23). These securities are considered capital for the purposes of regulatory capital requirements, subject to regulatory limitations. Accordingly, the junior subordinated debentures are the sole assets of the Trust, and payments under the junior subordinated debentures will be the sole revenues of the Trust. We own all of the common securities of the Trust.

     First Mutual Capital Trust II was formed in January 2003 for the exclusive purpose of issuing and selling trust preferred securities and utilizing the $4.0 million in proceeds from the issuance to partially fund the purchase of First Mutual Center, the building in which our headquarters resides, and to fund asset growth. In January 2003, the Trust issued $4.0 million of trust preferred securities with a 30-year maturity, callable after the fifth year by the Company. The securities have a fixed rate of 6.87% in the first five years, and will reset quarterly thereafter at the three-month LIBOR rate, plus 3.30%. These securities are considered capital for the purposes of regulatory capital requirements, subject to regulatory limitations. Accordingly, the junior subordinated debentures are the sole assets of the Trust, and payments under the junior subordinated debentures will be the sole revenues of the Trust. We own all of the common securities of the Trust.

     First Mutual Statutory Trust III was formed in December 2003 for the exclusive purpose of issuing trust preferred securities and utilizing the $4.0 million in proceeds from the issuance to fund future asset growth. In December 2003, the Trust issued $4.0 million of trust preferred securities with a 30-year maturity, callable after the fifth year by the Company. The securities have a fixed rate of 6.51% in the first five years, and will reset quarterly thereafter at the three-month LIBOR rate, plus 2.85%. These securities are considered capital for the purposes of regulatory capital requirements, subject to regulatory limitations. Accordingly, the junior

                 FIRST MUTUAL BANCSHARES, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

subordinated debentures are the sole assets of the Trust, and payments under the junior subordinated debentures will be the sole revenues of the Trust. We own all of the common securities of the Trust.

     During the fourth quarter of 2003, we adopted SFAS Interpretation Number 46, CONSOLIDATION OF VARIABLE INTEREST ENTITIES, and in accordance with the Interpretation, do not consolidate First Mutual Capital Trust I or II or First Mutual Statutory Trust III.

NOTE 12 - FEDERAL TAXES ON INCOME

     Deferred federal income taxes constitute the differences in the reporting of income and expense for financial statement and income tax purposes. The components of the deferred income tax provision (benefit) are as follows for the years ended December 31:

                                               2004         2003         2002
                                            ---------    ---------    ---------
     Loan origination fees and costs....    $ 530,819    $ 350,212    $ 161,000
     FHLB stock dividends...............      118,580      201,382      235,000
     Reserve for loan losses............     (313,130)    (221,711)    (379,000)
     Other, net.........................      211,731      483,392      315,000
                                            ---------    ---------    ---------
                                            $ 548,000    $ 813,275    $ 332,000
                                            =========    =========    =========

     At December 31, the significant components of the net deferred tax liability were as follows:

                                                         2004          2003
                                                      ----------    ----------
     Deferred tax assets:
       Reserve for loan losses...................     $3,031,000    $2,640,000
       Unrealized loss on available-for-sale
         securities..............................        354,000       213,000
       Other, net................................        311,000       (89,000)
                                                      ----------    ----------
                                                       3,696,000     2,764,000
                                                      ----------    ----------
     Deferred tax liabilities:
       Loan origination fees and costs...........      2,179,000     1,601,000
       FHLB stock dividends......................      1,918,000     1,748,000
       Servicing assets..........................          8,000         7,000
       Other, net................................        590,000           --
                                                      ----------    ----------
                                                       4,695,000     3,356,000
                                                      ----------    ----------
     Net deferred tax (liability)................     $ (999,000)   $ (592,000)
                                                      ==========    ==========

     A reconciliation of the effective income tax rate with the federal statutory rate is as follows:

                                      2004                2003                2002
                                ---------------------------------------------------------
                                  AMOUNT    RATE      AMOUNT    RATE      AMOUNT    RATE
                                ---------------------------------------------------------
     Federal income tax at
       statutory rates.......   $4,831,665   34%    $4,340,185   34%    $4,015,332   34%
     Effect of tax-exempt
       interest income.......      (22,520)   0%       (15,554)   0%       (10,805)   0%
     Other...................        9,626    0%        12,504    0%         7,902    0%
                                ----------   ---    ----------   ---    ----------   ---
                                $4,818,771   34%    $4,337,135   34%    $4,012,429   34%
                                ==========   ===    ==========   ===    ==========   ===

                 FIRST MUTUAL BANCSHARES, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 13 - STOCKHOLDERS' EQUITY AND REGULATORY CAPITAL REQUIREMENTS

     RESTRICTED RETAINED EARNINGS - Under Washington State law, pre-conversion retained earnings are restricted for the protection of pre-conversion depositors. Restricted retained earnings at December 31, 2004, totaled $101,698.

     REGULATORY CAPITAL REQUIREMENTS - The Company, which includes the Bank, is subject to various regulatory capital requirements administered by the Federal Deposit Insurance Corporation (FDIC), the Washington State Department of Financial Institutions, and the Federal Reserve Board. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary action by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, we must meet specific capital guidelines that involve quantitative measures of assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classifications also are subject to qualitative judgments by the regulators about components, risk-weightings, and other factors.

     Quantitative measures established by regulators to ensure capital adequacy require us to maintain minimum amounts and ratios (set forth in the following table) of total and Tier I capital to risk-weighted assets, and of Tier I capital to average assets. Management believes, as of December 31, 2004, that the Company met all capital adequacy requirements to which it is subject.

     As of December 31, 2004, the most recent notification from the FDIC categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notifcation that management believes have changed the Bank's category.

                 FIRST MUTUAL BANCSHARES, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


         Actual capital amounts and ratios for First Mutual Bancshares, Inc. (consolidated) and First Mutual Bank are presented in the table below:

                                                                                                TO BE WELL CAPITALIZED
                                                                            FOR CAPITAL        UNDER PROMPT CORRECTIVE
                                                        ACTUAL           ADEQUACY PURPOSES        ACTION PROVISIONS
                                              ---------------------    ---------------------    ---------------------
                                                 AMOUNT       RATIO       AMOUNT       RATIO       AMOUNT       RATIO
                                              -----------     -----    -----------     -----    -----------     -----
As of December 31, 2004:

  Total capital (to risk-weighted assets):
     First Mutual Bancshares, Inc. .......... $86,170,400     11.88%   $58,023,309    > 8.00%           N/A      N/A
                                                                                      -
     First Mutual Bank ......................  84,076,375     11.61%    57,941,043    > 8.00%   $72,426,304    >10.00%
                                                                                      -                        -
  Tier I capital (to risk-weighted assets):
     First Mutual Bancshares, Inc. ..........  77,104,258     10.63%    29,011,655    > 4.00%           N/A      N/A
                                                                                      -
     First Mutual Bank ......................  75,023,087     10.36%    28,970,521    > 4.00%    43,455,782    > 6.00%
                                                                                      -                        -
  Tier I capital (to average assets):
     First Mutual Bancshares, Inc. ..........  77,104,258      7.48%    41,254,099    > 4.00%           N/A      N/A
     First Mutual Bank ......................  75,023,087      7.42%    40,451,785    > 4.00%    50,514,732    > 5.00%
                                                                                      -                        -

As of December 31, 2003:

  Total capital (to risk-weighted assets):
     First Mutual Bancshares, Inc. .......... $76,071,944     12.15%   $50,121,076    > 8.00%           N/A      N/A
                                                                                      -
     First Mutual Bank ......................  73,875,751     11.82%    50,027,812    > 8.00%   $62,534,765    >10.00%
                                                                                      -                        -
  Tier I capital (to risk-weighted assets):
     First Mutual Bancshares, Inc. ..........  68,240,526     10.89%    25,060,538    > 4.00%           N/A      N/A
                                                                                      -
     First Mutual Bank ......................  66,058,905     10.57%    25,013,906    > 4.00%    37,520,859    > 6.00%
                                                                                      -                        -
  Tier I capital (to average assets):
     First Mutual Bancshares, Inc. ..........  68,240,526      7.82%    34,894,210    > 4.00%           N/A      N/A
                                                                                      -
     First Mutual Bank ......................  66,058,905      7.71%    34,282,500    > 4.00%    42,853,125    > 5.00%
                                                                                      -                        -


     The holding company is not subject to any written agreement, order, capital directive, or prompt corrective action directive issued by the FDIC to meet and maintain a specific capital level.

     Under Washington State banking regulations, the Bank is limited as to the ability to declare or pay dividends to the Company up to the amount of the Bank's retained earnings then on hand.

                 FIRST MUTUAL BANCSHARES, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


NOTE 14 - EARNINGS PER SHARE

     The following is a reconciliation of the numerators and denominators of the basic and diluted earnings per share computations:

                                                                  INCOME         SHARES(1)     PER SHARE(1)
                                                                (NUMERATOR)    (DENOMINATOR)      AMOUNT
                                                                ----------      ----------      ----------
     Year ended December 31, 2004:
         Basic EPS:
            Income available to common shareholders ........... $9,287,813      5,264,412       $     1.76
         Effect of dilutive stock options .....................                   249,246       ==========
                                                                ----------      ----------
         Diluted EPS:
            Income available to common shareholders plus
             assumed stock options exercised .................. $9,287,813      5,513,658       $     1.68
                                                                ==========      ==========      ==========
     Year ended December 31, 2003:
         Basic EPS:
            Income available to common shareholders ........... $8,395,738      5,179,627       $     1.62
         Effect of dilutive stock options .....................                   173,333       ==========
                                                                ----------      ----------
         Diluted EPS:
            Income available to common shareholders plus
             assumed stock options exercised .................. $8,395,738      5,352,960       $     1.57
                                                                ==========      ==========      ==========
     Year ended December 31, 2002:
         Basic EPS:
            Income available to common shareholders ........... $7,797,370      5,794,716       $     1.35
         Effect of dilutive stock options .....................                   125,876       ==========
                                                                ----------      ----------
         Diluted EPS:
            Income available to common shareholders plus
             assumed stock options exercised .................. $7,797,370      5,920,592       $     1.32
                                                                ==========      ==========      ==========

__________________

(1) Shares and EPS have been adjusted for 10% stock dividends paid April 7, 2004, July 2, 2003, and May 8, 2002.


NOTE 15 - OTHER OPERATING EXPENSES

     Salaries and employee benefits expense consisted of the following for the years ended December 31:

                                                                   2004             2003             2002
                                                               -----------      -----------      -----------
     Salaries and employee benefits expense .................. $16,638,703      $14,687,438      $11,685,205
     Amounts deferred with loan origination fees .............  (2,376,863)      (2,232,520)      (1,448,864)
                                                               -----------      -----------      -----------
                                                               $14,261,840      $12,454,918      $10,236,341
                                                               ===========      ===========      ===========

     Direct costs of originating loans are deferred and capitalized with the related loan origination fees collected. Deferral of costs varies directly with the volume of loan originations.

                 FIRST MUTUAL BANCSHARES, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


NOTE 16 - RETIREMENT PLAN AND TRUST

     The Bank has a 401(k) retirement plan and trust for employees. All employees who have completed 90 days of service are eligible to contribute to the plan. Additionally, after meeting the one-year-of-service and the minimum-hours-worked requirements employees are eligible to receive employer-matching contributions. The Bank funds the annual cost of the plan as accrued. Employees may contribute up to 50% of their salaries to the plan up to the annual Internal Revenue Service (IRS) limit. The Bank matches 75% of the employees' contributions up to 6% of the employees' compensation. At plan year-end, the Bank contributes an additional 3% of all eligible employees' compensation. Participants are fully vested in employer contributions to the plan upon six years of employment.

     The Bank's contributions to the 401(k) retirement plan and trust were $628,699, $508,835, and $439,551 for the years ended December 31, 2004, 2003, and 2002, respectively. There were no significant changes in the rate of contributions to the plan between those years.


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

     Shares held by the ESOP at December 31, 2004, were as follows:

                                                 NUMBER OF     AVERAGE PRICE
                                                  SHARES         PER SHARE
                                                 ---------     -------------
     Allocated
        Vested ................................    381,365
        Non-vested ............................      2,221
                                                 ---------
                                                   383,586         $2.64
                                                 =========

     Contributions to the ESOP for the years ended December 31, 2004, 2003, and 2002 were $99,996, $50,011, and $25,003, respectively. The contribution for 2004 was approved by the Board of Directors at its January 2005 meeting; the shares contributed are reflected in the total shown above.


NOTE 18 - STOCK OPTION PLAN

     We have stock option plans for directors and employees. Options have a term of six or ten years and are granted at fair market value on the grant date. The Compensation and Stock Option Committees determine the vesting of options. Options generally become exercisable in one or more installments during their term, and the right to exercise may be cumulative. At December 31, 2004, 546,336 shares of common stock, adjusted for stock dividends, were available for grant under the plan. A total of 329,885 shares are currently exercisable at December 31, 2004. All schedules presented in this footnote are adjusted for stock dividends and stock splits.

                 FIRST MUTUAL BANCSHARES, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


     A summary of the stock option plans at December 31, 2004, 2003, and 2002, and changes during the years ended on those dates are presented below:

                                                                                        WEIGHTED            WEIGHTED
                                                                    RANGE OF            AVERAGE             AVERAGE
                                                   SHARES        EXERCISE PRICE*     EXERCISE PRICE*      FAIR VALUE*
                                                 ---------       ---------------     ---------------      -----------
BALANCE, December 31, 2001 ....................    490,794       $ 3.29 - $11.95         $ 8.48
Exercisable at year end: 321,126 shares
     Options granted ..........................    152,382        12.40 -  13.02          12.72           $      9.05
     Options exercised ........................    (82,369)        3.29 -   9.30           5.46
     Options terminated .......................    (21,488)        9.04 -  13.02          11.86
                                                 ---------
BALANCE, December 31, 2002 ....................    539,319         3.29 -  13.02          10.00
Exercisable at year end: 282,026 shares
     Options granted ..........................    116,804        14.62 -  17.07          16.68           $      9.23
     Options exercised ........................    (62,142)        3.29 -  11.95           6.53
     Options terminated .......................     (3,779)        5.38 -  13.02           9.36
                                                 ---------
BALANCE, December 31, 2003 ....................    590,202         3.33 -  17.07          11.69
Exercisable at year end: 313,910 shares
     Options granted ..........................     93,550        23.55 -  25.25          24.21           $     10.26
     Options exercised ........................    (83,834)        3.33 -  13.02          10.52
     Options terminated .......................       (787)       13.02 -  17.07          15.82
                                                 ---------
BALANCE, December 31, 2004 ....................    599,131       $ 5.38 - $25.25         $13.81
                                                 =========
Exercisable at year end: 329,885 shares

_______________

* Per share

     The following table summarizes information about stock options outstanding at December 31, 2004:

                          OPTIONS OUTSTANDING                             OPTIONS EXERCISABLE
----------------------------------------------------------------       --------------------------
                                        WEIGHTED       WEIGHTED                          WEIGHTED
                        NUMBER           AVERAGE        AVERAGE           NUMBER          AVERAGE
   RANGE OF            OF SHARES        EXERCISE       REMAINING        OF SHARES        EXERCISE
EXERCISE PRICE*       OUTSTANDING        PRICE*          LIFE          EXERCISABLE        PRICE*
---------------       -----------       --------       ---------       -----------       --------
$ 3.00 - $ 6.00            19,330       $   5.38       1.5 years            19,330       $   5.38
  6.01 -   9.00            73,742           7.63       4.5 years            73,742           7.63
  9.01 -  12.00           147,297          10.23       4.8 years           134,851          10.28
 12.01 -  15.00           161,053          12.85       5.6 years            97,377          12.55
 15.01 -  18.00           104,159          16.92       8.1 years             4,585          15.41
 18.01 -  21.00                --             --         0 years                --             --
 21.01 -  24.00             3,300          23.55       9.2 years                --             --
 24.01 -  27.00            90,250          24.23       9.5 years                --             --
                      -----------                                      -----------
                          599,131                                          329,885
                      ===========                                      ===========

_______________

* Per share

                 FIRST MUTUAL BANCSHARES, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


     We apply Accounting Principles Board Opinion No. 25, ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES, and related Interpretations in accounting for our stock option plans. Accordingly, no compensation cost has been recognized for our stock option plans for the years ended December 31, 2004, 2003, and 2002.

     The fair value of options granted under the stock option plans was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used: Annual dividend yield of 1.19%
- 1.49% for 2004, 1.49% - 1.65% for 2003, and 1.82% for 2002; expected volatility of 40% - 43% for 2004, 38% - 48% for 2003, and 37% for 2002; and
expected lives of 7 - 8 years for 2004, 6 - 10 years for 2003, and 7.5 years for 2002. The risk-free interest rate assumptions were 4.02% - 4.26% for 2004, 2.80%
- 3.69% for 2003, and 3.12% for 2002.

     NOTE: The weighted average assumptions are presented as a range for years 2004 and 2003 as a result of the requirements of SFAS No. 123, ACCOUNTING FOR STOCK BASED COMPENSATION, which requires the Bank to calculate compensation expense on a quarterly basis as opposed to the yearly calculation used in 2002.


NOTE 19 - COMMITMENTS AND CONTINGENCIES

     We are a party to financial instruments with off-balance-sheet risk in the normal course of business to meet financing needs of our customers. These financial instruments may include commitments to extend credit, standby letters of credit, and financial guarantees. Those instruments involve, to varying degrees, elements of credit and interest-rate risk in excess of the amount recognized in the balance sheet. The contract amount of those instruments reflects the extent of our involvement in particular classes of financial instruments.

     Our exposure to credit loss in the event of nonperformance by the other party to the instrument for commitments to extend credit, standby letters of credit, and financial guarantees written is represented by the contractual amount of those instruments. We use the same credit policies in making commitments and conditional obligations as we do for on-balance-sheet instruments.

     Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. At December 31, 2004, approximately 44% of loan commitments were drawn upon by customers. We evaluate each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if it is deemed necessary upon extension of credit, is based on management's credit evaluation of the borrower. Collateral held varies but may include accounts receivable, inventory, property, plant, and equipment, and residential or income-producing commercial properties. We have not incurred any significant losses on our commitments in 2004 or 2003.

     Unfunded commitments related to revolving credit lines and overdraft protection agreements are commitments for possible future extensions of credit to existing customers. These lines-of-credit are uncollateralized and usually do not contain a specified maturity date and may not necessarily be drawn upon to the total extent to which we have committed. Additionally, we have unfunded commitments under commercial lines of credit for possible future extensions of credit to existing customers. These lines of credit are generally collateralized and contain specified maturity dates.

     Standby letters of credit and financial guarantees written are conditional commitments issued to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements, bond financing, and similar transactions. We underwrite our standby letters of credit using our policies and procedures applicable to loans in general. Standby letters of credit are made on an unsecured and secured basis. We have not been required to perform on any financial guarantees during the past two years.

                 FIRST MUTUAL BANCSHARES, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


     In the normal course of business, the Company has various legal claims and other contingent matters outstanding. Management believes that any ultimate liability arising from these actions will not have a material adverse effect on the financial condition or results of operations.

     A summary of the notional amount of our financial instruments with off-balance-sheet risk at December 31, 2004 follows (in thousands):

                                                                     AMOUNT
                                                                   ----------
Commitments to extend credit ...................................   $  238,988
                                                                   ==========
Standby letters of credit ......................................   $      240
                                                                   ==========


     The Company also has a number of employment agreements with certain key employees. These agreements provide for payment of the recipient's base salary for a term of 35 months upon termination (whether voluntary or otherwise) and expire in December 2006, February 2007 or December 2008 depending upon the agreement.


NOTE 20 - FAIR VALUE OF FINANCIAL INSTRUMENTS

     The following disclosure of the estimated fair value of financial instruments is made in accordance with the requirements of SFAS No. 107, DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS. The estimated fair value amounts have been determined using available market information and appropriate valuation methodologies. However, considerable judgment is necessary to interpret market data in the development of the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that may be realized in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts. The estimated fair value of financial instruments is as follows at December 31, 2004 and 2003 (in thousands):

                                                                    2004                        2003
                                                            --------------------        --------------------
                                                                        ESTIMATED                   ESTIMATED
                                                            CARRYING      FAIR          CARRYING     FAIR
                                                             VALUE        VALUE          VALUE       VALUE
                                                            --------    --------        --------    --------
Assets:
    Cash and cash equivalents ............................. $ 13,845    $ 13,845        $  7,427    $  7,427
    Securities available-for-sale .........................  124,225     124,225          77,624      77,624
    Loans held-for-sale ...................................   10,064      10,064          10,143      10,143
    Mortgage-backed and other securities held-to-maturity..    7,720       7,827           8,903       9,110
    Loans receivable ......................................  799,342     794,024         715,304     714,963
    Accrued interest receivable ...........................    4,300       4,300           3,649       3,649
    Servicing assets ......................................    1,525       2,310             468         588
    FHLB stock ............................................   12,919      12,919          11,036      11,036

                 FIRST MUTUAL BANCSHARES, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                                                                    2004                        2003
                                                            --------------------        --------------------
                                                                        ESTIMATED                   ESTIMATED
                                                            CARRYING      FAIR          CARRYING     FAIR
                                                             VALUE        VALUE          VALUE       VALUE
                                                            --------    --------        --------    --------
Liabilities:
    Demand, savings, and money market deposits ............  262,870     262,870         200,659     200,659
    Time deposits .........................................  412,499     411,566         383,231     387,342
    Drafts payable ........................................      378         378             357         357
    Advance payments by borrowers for taxes and insurance..    1,676       1,676           1,727       1,727
    Short-term FHLB advances ..............................  165,158     168,053         137,754     136,779
    Long-term FHLB advances ...............................   69,049      68,642          55,889      55,868
    Other advances ........................................    1,600       1,598             500         495
    Long-term debentures ..................................   17,000      16,888          17,000      16,950
Derivatives:
    Interest rate swap ....................................     (226)       (226)           (490)       (490)
    Rate lock commitments ................................. $     28    $     28        $      4    $      4

     Fair value estimates, methods, and assumptions are set forth below for financial and off-balance-sheet instruments.

     SECURITIES, LOANS HELD-FOR-SALE, AND COMMITMENTS TO SELL LOANS - The fair value of securities and loans receivable held-for-sale are based on quoted market rates and dealer quotes.

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

     DEPOSIT LIABILITIES - Under SFAS No. 107, the fair value of deposits with no stated maturity, such as noninterest-bearing demand deposits, savings, money market and checking accounts, is equal to the amount payable on demand. The fair value of time deposits is based on the discounted value of contractual cash flows. The discount rate is estimated using market rates for deposits of similar maturity of other local financial institutions.

     FHLB AND OTHER ADVANCES - The fair value of FHLB advances and other borrowings is estimated based on discounting the estimated future cash flows using rates currently available for debt with similar remaining maturities.

     LONG-TERM DEBENTURES - The carrying amount of the long-term debentures (associated with the trust preferred securities issuances) is estimated using discounted cash flow analyses based on our current incremental borrowing rates of similar types of borrowing arrangements.

     OTHER - The carrying value of other financial instruments has been determined to be a reasonable estimate of their fair value.

                 FIRST MUTUAL BANCSHARES, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)



     SERVICING ASSETS - The carrying value of the servicing assets are as defined by SFAS No. 140, ACCOUNTING FOR TRANSFERS AND SERVICING OF FINANCIAL ASSETS AND EXTINGUISHMENT OF LIABILITIES. The fair value of the servicing assets is based upon a valuation model that calculates the present value of future cash flows.

     COMMITMENTS TO ORIGINATE LOANS - Based on the short terms of these instruments, the unrealized gains or losses are expected to be insignificant.

     LIMITATIONS - The fair value estimates presented herein are based on pertinent information available to management as of December 31, 2004 and 2003. Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since that date and therefore, current estimates of fair value may differ significantly from the amounts presented herein.

                 FIRST MUTUAL BANCSHARES, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


NOTE 21 - SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

                                             FIRST            SECOND           THIRD            FOURTH
                                             QUARTER          QUARTER          QUARTER          QUARTER          TOTAL
                                          ------------     ------------     ------------     ------------     ------------
YEAR ENDED DECEMBER 31, 2004
Interest income ......................... $ 12,903,640     $ 13,462,024     $ 14,185,538     $ 14,575,489     $ 55,126,691
Interest expense ........................    4,413,575        4,605,237        4,926,223        5,147,478       19,092,513
                                          ------------     ------------     ------------     ------------     ------------
Net interest income ..................... $  8,490,065     $  8,856,787     $  9,259,315     $  9,428,011     $ 36,034,178
                                          ============     ============     ============     ============     ============
Provision for loan losses ............... $    250,000     $    440,000     $    525,000     $    350,000     $  1,565,000
                                          ============     ============     ============     ============     ============
Noninterest income and noninterest
   expenses, net ........................ $ (4,742,339)    $ (5,111,922)    $ (4,899,958)    $ (5,608,375)    $(20,362,594)
                                          ============     ============     ============     ============     ============
Net income .............................. $  2,314,140     $  2,186,851     $  2,525,804     $  2,261,018     $  9,287,813
                                          ============     ============     ============     ============     ============
Basic earnings per share ................ $       0.44     $       0.42     $       0.48     $       0.42     $       1.76
                                          ============     ============     ============     ============     ============
Earnings per share assuming dilution .... $       0.42     $       0.40     $       0.46     $       0.40     $       1.68
                                          ============     ============     ============     ============     ============
Weighted average shares outstanding .....    5,222,639        5,268,108        5,279,971        5,286,517        5,264,412
                                          ============     ============     ============     ============     ============
Weighted average shares outstanding
   including effect of dilutive
   stock options ........................    5,476,474        5,511,304        5,529,531        5,536,908        5,513,658
                                          ============     ============     ============     ============     ============


YEAR ENDED DECEMBER 31, 2003
Interest income ......................... $ 12,008,062     $ 12,277,040     $ 12,524,092     $ 12,852,339     $ 49,661,533
Interest expense ........................    4,932,814        4,840,096        4,613,369        4,537,433       18,923,712
                                          ------------     ------------     ------------     ------------     ------------
Net interest income ..................... $  7,075,248     $  7,436,944     $  7,910,723     $  8,314,906     $ 30,737,821
                                          ============     ============     ============     ============     ============
Provision for loan losses ............... $    135,000     $    325,000     $    350,000     $    340,000     $  1,150,000
                                          ============     ============     ============     ============     ============
Noninterest income and noninterest
   expenses, net ........................ $ (3,786,530)    $ (4,045,360)    $ (4,131,098)    $ (4,891,960)    $(16,854,948)
                                          ============     ============     ============     ============     ============
Net income .............................. $  2,087,158     $  2,029,617     $  2,269,225     $  2,009,738     $  8,395,738
                                          ============     ============     ============     ============     ============
Basic earnings per share ................ $       0.40     $       0.39     $       0.44     $       0.39     $       1.62
                                          ============     ============     ============     ============     ============
Earnings per share assuming dilution .... $       0.40     $       0.38     $       0.42     $       0.37     $       1.57
                                          ============     ============     ============     ============     ============
Weighted average shares outstanding .....    5,154,834        5,180,655        5,185,909        5,196,584        5,179,627
                                          ============     ============     ============     ============     ============
Weighted average shares outstanding
   including effect of dilutive
   stock options ........................    5,294,738        5,359,266        5,374,523        5,434,213        5,352,960
                                          ============     ============     ============     ============     ============

                 FIRST MUTUAL BANCSHARES, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


NOTE 22 - SEGMENTS

     Beginning January 1, 2004, we changed the presentation of our Business Segments to more accurately reflect the way these segments are managed within the Bank. Prior to 2004 we had three segments: 1) Consumer Lending, 2) Commercial Lending, and 3) Investment Securities. We have made some changes to the original three segments by:

     o    Separating Residential Lending from the Consumer Lending segment

     o    Splitting the Commercial Lending segment into two separate segments:
          Business Banking Lending and Income Property Lending

     o Allocating the income and expenses from the Investment Securities segment to the new segments based upon asset size

     The management reporting process measures the performance of the operating segments based on the management structure of the Bank and is not necessarily comparable with similar information for any other financial institution.

     The reportable segments include the following:

     o CONSUMER LENDING - Consumer lending includes home equity lending, direct consumer loans, and indirect home improvement loans (sales finance). These loans include lines of credit and loans for primarily consumer purposes.

     o RESIDENTIAL LENDING - Residential lending offers loans to borrowers to purchase, refinance, or build homes secured by one-to-four-unit family dwellings. They also finance the purchase or refinance of buildable residential lots.

     o BUSINESS BANKING LENDING - Business Banking lending offers a full range of banking services to small and medium size businesses including deposit and cash management products, loans for financing receivables, inventory, equipment as well as permanent and interim construction loans for commercial real estate. The underlying real estate collateral or business asset being financed typically secures these loans.

     o INCOME PROPERTY LENDING - Income Property lending offers permanent and interim construction loans for multifamily housing (over four units), manufactured housing communities, commercial real estate properties, and spec single-family construction. The underlying real estate collateral being financed typically secures these loans.

     Each of these business segments also sells loans into the secondary market. We may choose to retain or sell the right to service the loans sold (i.e., collection of principal and interest payments) depending upon market conditions.

     These segments are managed separately because each business unit requires different processes and different marketing strategies to reach the customer base that purchases the products and services. The segments derive a majority of their revenue from interest income, and we rely primarily on net interest revenue in managing these segments. No single customer provides more than 10% of revenues.

                 FIRST MUTUAL BANCSHARES, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


     Financial information for our segments is shown below for the:

                                                               YEARS ENDED DECEMBER 31,
                                      ---------------------------------------------------------------------------
                                                                        BUSINESS        INCOME
                                        CONSUMER      RESIDENTIAL       BANKING        PROPERTY
                                        LENDING         LENDING         LENDING         LENDING          TOTAL
                                      -----------     -----------     -----------     -----------     -----------
Interest income ............ 2004     $ 8,739,904     $15,755,202     $ 5,882,066     $24,749,519     $55,126,691
                             2003       6,544,949      11,737,159       5,423,497      25,955,928      49,661,533
                             2002       4,378,139       9,452,432       5,322,997      29,171,795      48,325,363

Interest expense ........... 2004       2,412,316       6,239,174       1,532,865       8,908,158      19,092,513
                             2003       2,309,346       4,935,692       1,527,975      10,150,699      18,923,712
                             2002       2,019,055       4,707,278       2,073,853      12,886,179      21,686,365

Net interest income ........ 2004       6,327,588       9,516,028       4,349,201      15,841,361      36,034,178
                             2003       4,235,603       6,801,467       3,895,522      15,805,229      30,737,821
                             2002       2,359,084       4,745,154       3,249,144      16,285,616      26,638,998

Provision for loan losses .. 2004         502,314         318,689         177,479         566,518       1,565,000
                             2003         326,769         112,111         150,365         560,755       1,150,000
                             2002         194,499          84,793          94,781         535,927         910,000
Net interest income,
   after provision for
   loan losses ............. 2004       5,825,274       9,197,339       4,171,722      15,274,843      34,469,178
                             2003       3,908,834       6,689,356       3,745,157      15,244,474      29,587,821
                             2002       2,164,585       4,660,361       3,154,363      15,749,689      25,728,998

Noninterest income ......... 2004       1,932,676         859,507         478,842         980,851       4,251,876
                             2003         677,520       1,212,054         376,547       1,396,832       3,662,953
                             2002         641,262         902,349         277,261       1,415,833       3,236,705

Noninterest expense ........ 2004       5,795,514       5,957,050       5,301,467       7,560,439      24,614,470
                             2003       4,083,526       4,848,032       3,974,644       7,611,699      20,517,901
                             2002       3,043,766       3,380,494       2,862,016       7,869,628      17,155,904
Income before provision
   for federal income
   taxes ................... 2004       1,962,436       4,099,796        (650,903)      8,695,255      14,106,584
                             2003         502,828       3,053,378         147,060       9,029,607      12,732,873
                             2002        (237,919)      2,182,216         569,608       9,295,894      11,809,799
Provision for federal
   income taxes ............ 2004         670,856       1,400,288        (226,474)      2,974,101       4,818,771
                             2003         169,402       1,039,557          47,984       3,080,192       4,337,135
                             2002         (83,354)        740,569         192,009       3,163,205       4,012,429

Net income ................. 2004       1,291,580       2,699,508        (424,429)      5,721,154       9,287,813
                             2003         333,426       2,013,821          99,076       5,949,415       8,395,738
                             2002        (154,565)      1,441,647         377,599       6,132,689       7,797,370
Total interest earning
   assets (averages) ....... 2004     107,636,948     271,665,283     108,137,835     438,968,174     926,408,240
                             2003      86,189,438     192,578,216      87,423,263     431,923,949     798,114,866
                             2002      58,868,927     140,719,545      76,432,460     422,837,713     698,858,645

                 FIRST MUTUAL BANCSHARES, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


NOTE 23 - DERIVATIVE ACTIVITIES AND MARKET RISK

     We are exposed to market risk on residential mortgage loans held-for-sale and interest-rate-lock commitments. Under certain circumstances, we undertake to limit this market risk (risk of fluctuating interest rates affecting the market value of an asset) through the use of derivative instruments.

     At December 31, 2004, the fair value of financial instruments defined as derivatives consisted of:

                                                      NOTIONAL
                                                       AMOUNT       FAIR VALUE
                                                     ----------     ----------
     Interest-rate-lock loan commitments ..........  $4,779,950     $   27,863
     Interest rate swap ...........................   9,000,000       (226,172)


     We entered into a swap agreement with the FHLB to hedge the variability of cash flows to be paid related to the $9 million of securities issued under First Mutual Capital Trust I. The hedge is a qualifying cash flow hedge with changes in the fair value recorded in other comprehensive income.


NOTE 24 - OTHER COMPREHENSIVE INCOME/(LOSS)

Other comprehensive income/(loss) components and related taxes were as follows:

                                                            YEARS ENDED DECEMBER 31,
                                                           -------------------------
                                                              2004           2003
                                                           ----------     ----------
Beginning balance:
     Accumulated other comprehensive income/(loss)         $ (413,770)    $  793,841
Net unrealized (loss) on securities available-for-sale       (638,275)    (1,991,995)
Tax effect                                                    223,396        697,198
                                                           ----------     ----------
     Net of tax amount                                       (414,879)    (1,294,797)
                                                           ----------     ----------
Net unrealized gain on derivative used for cash flow hedge    264,098        134,132
Tax effect                                                    (92,434)       (46,946)
                                                           ----------     ----------
     Net of tax amount                                        171,664         87,186
                                                           ----------     ----------
Accumulated other comprehensive (loss)                     $ (656,985)    $ (413,770)
                                                           ==========     ==========

                 FIRST MUTUAL BANCSHARES, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


NOTE 25 - PARENT COMPANY ONLY FINANCIAL STATEMENTS

     Summary of condensed parent company financial information for First Mutual Bancshares, Inc. for December 31, 2004 and 2003 (in thousands):

                        STATEMENT OF FINANCIAL CONDITION

                                                                  DECEMBER 31,
                                                           -------------------------
                                                              2004           2003
                                                           ----------     ----------
ASSETS
     Cash                                                  $      572     $      609
     Investments in subsidiaries                               74,893         66,172
     Other assets                                               2,598          2,006
                                                           ----------     ----------
Total assets                                               $   78,063     $   68,787
                                                           ==========     ==========

LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities
     Borrowings                                            $    1,000     $      500
     Other liabilities                                         17,616         17,460
                                                           ----------     ----------
                                                               18,616         17,960
Stockholders' equity                                           59,447         50,827
                                                           ----------     ----------
Total liabilities and stockholders' equity                 $   78,063     $   68,787
                                                           ==========     ==========


                               STATEMENT OF INCOME

                                                     YEARS ENDED DECEMBER 31,
                                            ----------------------------------------
                                               2004           2003           2002
                                            ----------     ----------     ----------
INCOME
     Equity in undistributed net income
     from subsidiaries                      $   10,314     $    9,161     $    8,268
                                            ----------     ----------     ----------
NONINTEREST EXPENSE
     Compensation and employee benefits            205            107             96
     Other                                       1,358          1,057            619
                                            ----------     ----------     ----------
         Total noninterest expenses              1,563          1,164            715
                                            ----------     ----------     ----------
         Income before federal income taxes      8,751          7,997          7,553
FEDERAL INCOME TAX BENEFIT                         537            399            244
                                            ----------     ----------     ----------
NET INCOME                                  $    9,288     $    8,396     $    7,797
                                            ==========     ==========     ==========

                 FIRST MUTUAL BANCSHARES, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)




                             STATEMENT OF CASH FLOWS

                                                                   YEARS ENDED DECEMBER 31,
                                                           ----------------------------------------
                                                              2004           2003           2002
                                                           ----------     ----------     ----------
OPERATING ACTIVITIES
  Net income                                               $    9,288     $    8,396     $    7,797
  Adjustments to reconcile net cash
     from operating activities
     Equity in undistributed earnings of subsidiaries         (10,314)        (9,161)        (8,268)
     Federal income tax refund                                    264             --             --
     Other assets                                                (592)          (843)          (706)
     Accounts payable and other liabilities                        83             22            (69)
                                                           ----------     ----------     ----------
        Net cash (used) by operating activities                (1,271)        (1,586)        (1,246)

INVESTING ACTIVITIES
  Dividends (to)/from subsidiaries                              1,350         (5,900)         9,270

FINANCING ACTIVITIES
  Dividends paid                                               (1,548)        (1,261)        (1,322)
  Proceeds from exercise of stock options                         882            406            450
  Repurchase and retirement of common stock                        --             --        (15,798)
  Proceeds from issuance of long-term debt                         --          8,000          9,000
  Proceeds from borrowings                                        500            500             --
  Repayment of borrowings                                          --           (250)            --
  Contribution to employee stock ownership plan                    50             25             --
                                                           ----------     ----------     ----------
        Net cash provided (used) by financing activities         (116)         7,420         (7,670)
                                                           ----------     ----------     ----------

NET INCREASE IN CASH AND CASH EQUIVALENTS                         (37)           (66)           354
  Beginning of year                                               609            675            321
                                                           ----------     ----------     ----------
  End of year                                              $      572     $      609     $      675
                                                           ==========     ==========     ==========

                                     [LOGO]
                             FIRST MUTUAL Bancshares





                       YOUR LIFE. YOUR DREAMS. YOUR BANK.
















                          First Mutual Bancshares, Inc.
                              400 - 108th Avenue NE
                           Bellevue, Washington 98004
                                 (425) 455-7300