Form 10-K, Exhibit 13
period 2005-12-31
FIRST MUTUAL BANCSHARES INC
filed 2006-03-10
CIK 1098337

First Mutual Bancshares Annual Report 2005

2005 Financial Information for
First Mutual Bancshares, Inc.

First Mutual Bancshares

FIRST MUTUAL BANCSHARES, INC.
AND SUBSIDIARIES

INDEPENDENT AUDITOR’S REPORT
AND
CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2005 AND 2004

FIRST MUTUAL BANCSHARES, INC.

TABLE OF CONTENTS

2005 FINANCIAL INFORMATION

This section contains the 2005 Financial Information for First Mutual Bancshares, Inc. Please refer to the attached Annual Report for the Annual Letter to Shareholders and Stock Information.

FORWARD-LOOKING STATEMENTS

This Management’s Discussion and Analysis contains statements concerning anticipated future operations, trends, expectations and prospects of First Mutual Bancshares, Inc. and First Mutual Bank (together, the “Company”) that are forward-looking statements for the purposes of the safe harbor provisions under the Private Securities Litigation Reform Act of 1995. Statements containing words such as “ anticipate”, “believe”, “estimate”, “expect”, “expectation”, “hopeful”, “indicate” and “likely” generally constitute forward-looking statements. Such forward-looking statements include statements referring to our expectations regarding our future net interest rate margins and the anticipated effects of changes in interest rates on the Company and rate related income growth; our anticipated growth in volume of loan originations from various segments and our sales of a portion of such loans, particularly commercial real estate loans and consumer loans; and our expectations regarding our relatively low ratio of non-performing loans. Information regarding our simulation and GAP models and our hedging strategies may also constitute forward-looking statements. Although the Company believes that the expectations expressed in these forward-looking statements are based upon reasonable assumptions within the bounds of our knowledge of our business, operations and prospects, these forward-looking statements are subject to numerous uncertainties and risks, many of which are beyond the control of the Company. Actual events, results, and developments will ultimately differ from the expectations and may differ materially from those expressed or implied in such forward-looking statements. Factors which could affect actual results include economic conditions in the Company’s market area and nationally that affect our loan and deposit growth; interest rate fluctuations, timing and related risks; the impact of competitive products, services and pricing; the success of our credit risk management; our ability to control costs and expenses; loan repayment and delinquency rates and the legislative and regulatory changes affecting the banking industry. There are other risks and uncertainties that could affect the Company which are discussed from time to time in the filings made by the Company with the Securities and Exchange Commission. These risks and uncertainties should be considered in evaluating the forward-looking statements, and undue reliance should not be placed on such statements. The Company shall not be responsible to update any such forward-looking statements.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The information contained in this section should be read in conjunction with the Consolidated Financial Statements and accompanying Notes to the Consolidated Financial Statements.

First Mutual Bancshares, Inc. (the “Company”), a Washington corporation, is a holding company owning all of the equity of its wholly owned subsidiary, First Mutual Bank (the “Bank”). The Company also owns 100% of the equity in three trusts, First Mutual Capital Trust I, First Mutual Capital Trust II, and First Mutual Statutory Trust III.

Financial Highlights

In 2005, we posted our thirteenth consecutive year of earnings growth, as net income increased 11% over the prior year, to $10.3 million, or $1.86 per diluted share in the year, compared to $9.3 million, or $1.68 per diluted share in 2004 and $8.4 million, or $1.57 per diluted share in 2003. Record earnings were based largely on solid loan growth and continued expansion of our net interest margin. For 2005, we met our general corporate goals, which consist of obtaining an ROE of at least 15% and year-over-year net income growth in the range of 10% to 12%. Our return on average equity (ROE) for the year was 16.6%, compared to 16.8% in the prior year and 17.7% in 2003. We consider these targets to be our corporate goals, and not indicative of current forecasts or expected future operating results.

Our net income growth goal was established in the first quarter of 2005, and represented a reduction from our previous target of a 15% year-over-year increase. We reduced our target in response to a number of factors including general economic conditions and trends, the current competitive environment for loan and deposit products in our local market, and the continued investment required in our Business Banking division. Although this division has not yet achieved its objectives, we remain committed to developing this business line. Business Banking attracts low-cost core deposits, which help reduce our overall cost of funds, brings diversification to our portfolio of earning assets, and others the potential to generate longer-term relationship-banking opportunities and additional sources of noninterest income.

The primary source of revenue for each of our business lines is net interest income, which is generally measured with the net interest margin ratio. For 2005, our overall net interest margin improved to 4.08%, an improvement of seven basis points over the 4.01% achieved in 2004. Controlling the interest expense paid on our liabilities is a critical element to maintaining a consistent net interest margin in the current economic environment, and we continue to focus our efforts on improving the percentage of lower-cost non-maturity deposit products in our funding mix. When estimates of marginal funding costs indicate it may be advantageous to do so, we utilize wholesale funding sources to facilitate our loan growth, and avoid the use of promotional deposit rates when possible.

Another key driver of net interest income is the growth of the business lines’ earning assets, which averaged $987 million in 2005, an increase of $97 million, or 11% over the 2004 level. The vast majority of this growth can be attributed to additional balances in our loan portfolio, with our Residential Lending and Business Banking segments showing the most substantial asset growth over the last twelve months. Please see the “Net Interest Income,” “Business Segments,” and “Asset and Liability Management” sections for further discussions of net interest income, earning assets, and the processes by which we manage that source of revenue.

A secondary source of revenue is our noninterest income, which increased 26% compared to the prior year, as a significant increase in loan servicing income and higher loan fees offset reductions in loan sales and resulting gains thereon. While the reduction in loan sale gains negatively impacted our noninterest income in 2005, reducing these sales allowed us to retain a greater volume of these assets within our portfolio, generating incremental net interest income.

Another critical factor in achieving our goal of consistent earnings is the credit quality of our loan portfolio, which has exceeded the national average for many years. For 2005, our credit quality remained strong, with total non-performing assets (NPAs) declining to $897,000, or 0.08% of total assets as of year-end, compared to $1,007,000, or 0.10% at the 2004 year-end. For the year, we reserved $1.5 million in provisions for loan losses, more than double our actual net charge-offs of $732,000. Consequently, our reserve for loan losses grew to nearly $10.1 million, up from $9.3 million at the end of the prior year. The allowance for loan losses represented 1.13% of gross loans at year-end, compared to 1.14% at December 2004. For additional information regarding our credit quality please refer to the “Asset Quality” section.

Results of Operations

Net Interest Income

Our net interest income accounts for the majority of our revenues each year. For 2005, our net interest income totaled $40.2 million, an increase of $4.1 million, or nearly 12%, over the level earned in the prior year, and our net interest margin rose seven basis points to 4.08%. This followed improvement in net interest income of $5.3 million, or 17%, in 2004 relative to 2003. The changes in our net interest income are influenced by the levels of growth in, and mix of, our various earning assets and funding sources, along with the repricing characteristics of those assets and liabilities. The repricing of our assets and liabilities is, in turn, influenced by the levels of and changes in interest rates.

As was the case in 2003 and 2004, the increase in our net interest income for 2005 was primarily attributable to a higher level of earning assets compared to the prior year, though asset and liability repricing also contributed to the improvement. However, in contrast to previous years, when the pricing-related improvement resulted from greater declines in interest expense than in interest income, 2005 saw both interest income and expense increase as a result of pricing, with interest income rising at a greater pace than interest expense. Although the net impact of the rate-related changes in interest income and expense was significantly less than that of the volume-related changes, the rate-related improvement in net interest income amounted to $766,000 in 2005. The following table illustrates the effects of both variables on net interest income, with the results related to the level of earning assets referred to as “volume,” and the effects of asset and liability repricing labeled “rate.”

	Rate/Volume Analysis
	2005 vs. 2004 Increase/(Decrease) due to			2004 vs. 2003 Increase/(Decrease) due to			2003 vs. 2002 Increase/(Decrease) due to
	Volume	Rate	Total Change	Volume	Rate	Total Change	Volume	Rate	Total Change
INTEREST INCOME
Investments:
Available for sale securities	$601	$318	$919	$1,335	$(129)	$1,206	$540	$(1,126)	$(586)
Held to maturity securities	(37)	11	(26)	(203)	(8)	(211)	(551)	(52)	(603)
Other equity investments	102	(188)	(86)	50	(285)	(235)	(48)	8	(40)
Total investments	666	141	807	1,182	(422)	760	(59)	(1,170)	(1,229)
Loans:
Residential	2,476	1,068	3,544	2,754	(551)	2,203	1,664	(745)	919
Residential construction	967	1,802	2,769	1,877	104	1,981	1,359	104	1,463
Multifamily	(565)	1,107	542	438	(1,336)	(898)	709	(1,636)	(927)
Multifamily construction	(133)	216	83	109	(61)	48	(85)	45	(40)
Commercial real estate and business	586	2,218	2,804	(19)	(917)	(936)	1,397	(2,310)	(913)
Commercial real estate construction	224	254	478	56	146	202	(36)	(64)	(100)
Consumer & other	954	256	1,210	1,569	536	2,105	1,806	354	2,160
Total loans	4,509	6,921	11,430	6,784	(2,079)	4,705	6,814	(4,252)	2,562
Total interest income	5,175	7,062	12,237	7,966	(2,501)	5,465	6,755	(5,422)	1,333

	2005 vs. 2004 Increase/(Decrease) due to			2004 vs. 2003 Increase/(Decrease) due to			2003 vs. 2002 Increase/(Decrease) due to
	Volume	Rate	Total Change	Volume	Rate	Total Change	Volume	Rate	Total Change
	(Dollars in thousands)
INTEREST EXPENSE
Deposits:
Money market deposit and checking	367	1,090	1,457	708	(15)	693	616	(391)	225
Savings	(2)	4	2	(1)	(1)	(2)	8	(31)	(23)
Time deposits	1,225	3,217	4,442	1,288	(1,671)	(383)	814	(3,029)	(2,215)
Total deposits	1,590	4,311	5,901	1,995	(1,687)	308	1,438	(3,451)	(2,013)
FHLB and other advances	202	1,985	2,187	1,083	(1,222)	(139)	1,511	(2,263)	(752)
Total interest expense	1,792	6,296	8,088	3,078	(2,909)	169	2,949	(5,714)	(2,765)
Net interest income	$3,383	$766	$4,149	$4,888	$408	$5,296	$3,806	$292	$4,098

Earning Asset Growth (Volume)

In each of the last three years, the majority of the improvement in our net interest income has been attributable to growth in our earning assets. For 2005, our earning assets averaged nearly $987 million, representing an 11% increase over the prior year. Similarly, for 2004, our average earning assets totaled $889 million, a 15% increase over the 2003 level.

As illustrated in the Rate/Volume Analysis table, our loan portfolio has accounted for most of the volume-related growth in interest income each year. Our average loans, including loans held for sale, increased in 2005 by more than 10% over the prior year, following growth of approximately 13% in both 2003 and 2004. It was this growth in our average loan balances that largely accounted for the $6.8 million, $8.0 million, and $5.2 million volume-related increases in interest income for 2003, 2004, and 2005, respectively. While growth in the loan portfolio has been a recurring theme over the last few years, the categories driving the growth have changed over that timeframe.

In 2003, the increase in interest income attributable to additional volume was driven by the combination of consumer, residential, residential construction, commercial real estate and business, as well as multifamily loans, while in 2004, residential mortgages, construction loans, and consumer loans were the primary contributors to volume-based interest income growth. This continued into 2005, with residential, residential construction, and consumer loans again driving the improvement, though the contribution of consumer loans continued to decline. The reduction in the contribution of consumer loans was largely attributable to a lower volume of sales finance loan originations in 2005 compared to 2004, as well as some large sales of these loans in early 2005. Additionally, a contraction in the multifamily loan portfolio led to a reduction in interest income relative to the prior year. Based on our current observations of loan production and expectation of future loan sales, we expect that residential lending will continue to be the most significant factor in the volume-based growth of interest income. The role of commercial real estate, business banking, and multifamily loans is more difficult to predict, as these credits tend to be larger, and consequently more capable of a significant impact. The production and potential sales of these loans are also more difficult to predict with any reasonable degree of accuracy. Finally, we expect additional consumer loan balances to continue contributing to interest income growth, though likely at more recent levels, as opposed to those of prior years, based on last year’s decline in originations and the lower rate of portfolio growth.

By comparison, the growth in our securities holdings made less meaningful contributions to the overall net interest income improvement in 2004 and 2005, and had virtually no impact in 2003. The additional volume-based interest income from securities in 2004 and 2005 was attributable to our decision in mid-2004 to increase the size of our securities portfolio.

We generally rely on growth in our deposit balances, which include certificates issued in institutional markets through deposit brokerage services, to support our asset growth. As of 2005 year-end, our total deposits were up approximately $85 million, or nearly 13% from the end of the prior year, representing only a modest slowdown from the $91 million, or 16%, deposit growth observed in 2004 and $87 million, or 17%, in 2003. More significantly, however, checking and money market balances accounted for only $9 million, or 11% of the year 2005 growth, after accounting for approximately $62 million, or 68% of the 2004 deposit growth, and approximately two-thirds of the increase in 2003. We experienced declines in checking and money market balances in the first and third quarters of 2005 when we aggressively promoted time deposits through promotional interest rates.

Throughout 2003 and 2004, rates paid on retail deposits tended to be very low relative to historical norms, with highly-liquid money market accounts paying nearly identical rates to the much less-liquid short- and intermediate- term time deposits. With time deposits offering very little rate incentive over money market accounts, more depositors opted for the additional liquidity of the money market accounts. This was a major contributing factor to the growth in our money market balances in 2003 and 2004.

In early 2005, however, the increases in short-term market interest rates that began in the second quarter of 2004 started affecting the yields on retail deposits, with the rates paid on time deposits increasing more significantly than those paid on money market accounts. This made it difficult to retain or grow checking and money market balances without incurring excessive marginal costs, as any rate increases would apply not only to any newly opened accounts, but existing balances as well. Consequently, we observed declines in our checking and money market balances in the first quarter of 2005. By the end of the second quarter, however, the trend appeared to have changed, as we saw our checking and money market balances rising to $253 million, approximately $1 million below the 2004 year-end level. In the third quarter, however, some of our competitors began offering deposit rates that threatened our ability to retain deposit balances. As a result, we were forced to offer a promotional time deposit rate and increase our non-maturity deposit rates. Despite the increased rates on our money market accounts and the greater liquidity offered by these deposits, many customers found the promotional time deposit rate more attractive than money market products.

The growth of checking and money market accounts typically helps us reduce our overall cost of funds. Consequently, we consider the growth of these account types to be an important part of our funding strategy for the future. To encourage this growth, we actively monitor the products and rates offered by our competition in the local market and develop new products and/or offer attractive rates to acquire new balances in the most cost-effective manner possible.

When we find ourselves unable to fully support our asset growth with new deposits, we typically utilize advances from the Federal Home Loan Bank of Seattle (FHLB) as a supplemental funding mechanism. Based on the combination of asset and deposit growth in 2005, we did not have to rely as significantly on additional borrowings as we have in prior years. Consequently, the incremental interest expense incurred as a result of additional advances totaled only $202,000 for 2005. This represented a significant reduction relative to prior years, when we increased our utilization of FHLB advances to accommodate asset growth. In 2004, volume-based interest expense was $1.1 million over the previous year, which was in turn an additional $1.5 million over the 2002 level.

Asset Yields, Funding Costs, and Net Interest Margin (Rate)

As noted above, our net interest margin for 2005 totaled 4.08%, up from 4.01% for 2004, and represented the fourth consecutive year for improvement in the margin. However, in contrast to 2003 and 2004, when the pricing-related improvement in net interest income could be attributed to a greater decline in interest expense than in interest income, 2005 saw both interest income and expense increase as a result of repricing, with interest income rising more significantly than interest expense.

The pricing-related increases in interest income and expense for 2005, as well as the declines in prior years, were largely attributable to the interest rate environment over that period. Between 2001 and 2003, most major interest rate indexes were falling and the Federal Reserve Bank cut rates a total of thirteen times, eleven in 2001 and once each in 2002 and 2003. By mid-2004, however, short-term market interest rates changed direction, with major market indexes moving upward and the Federal Reserve Bank commencing a series of increases of its target Fed Funds rate. Rising short-term interest rates continued throughout 2005.

In 2001 through 2003, the yield on our loan portfolio, which consists primarily of adjustable rate loans tied to short-term market indexes and subject to contractually-defined repricing terms, began falling in response to the interest rate movements. Despite the reversal and upward movement in market interest rates in 2004, our portfolio yield continued to decline, as favorable repricing on construction, consumer, and other loans failed to offset the negative repricing impacts of single and multifamily residential mortgages and commercial real estate loans. The negative repricing effects were largely attributable to loans repricing prior to the time most interest rate indexes began to move upwards. Also contributing to the continued decline in yield were higher-rate loans paying off and being refinanced with new loans originated at the lower interest rates available at that time. For 2005, all major loan categories showed pricing-related improvement in interest income as existing adjustable rate loans repriced, and new loans were originated at higher interest rates. If rates were to remain at current levels, we would expect to see continued rate-related interest income growth in 2006, as our existing adjustable rate loans continue to reprice based on current underlying index levels and new loans are originated at rates higher than those acquired last year. However, as the future of interest rates is highly uncertain and difficult to estimate with any degree of accuracy, any number of economic or non-economic factors or events could result in actual results varying significantly from this expectation.

The interest rate movements described earlier affected the yield earned on our investment portfolio in a similar manner, though to a lesser degree, as fixed-rate instruments represent a much greater percentage of the securities portfolio than the loan portfolio. The portfolio’s performance over the last two years was also significantly impacted by our holdings of FHLB stock. As a member of the FHLB, and to utilize FHLB advances as a funding source for our lending and investment activities, we maintain a position in FHLB stock. Our position in this stock, which totaled nearly $13 million at the years ended December 31, 2004 and 2005, had historically paid dividends on a quarterly basis. With restructuring at the FHLB, however, these dividends were reduced in the first quarter of 2004, with a further reduction occurring in the third quarter of that year, and no dividend paid in the fourth quarter. For 2005, the first quarter dividend was a fraction of that paid in prior years, and no dividends were paid for the remainder of the year. The reduction of these dividends resulted in a significant decline in investment income relative to prior years, which is represented in the “Other Equity Investments” line in the Rate/Volume Analysis table.

In contrast, the pricing of our deposit accounts is not tied directly to short-term market index rates, but is instead driven principally by competition in our local market. As a result, in an environment where rates move rapidly, the pricing of our deposits will typically lag the market index rates, moving in a more gradual fashion and continuing to move for some time after market rates have leveled off or changed direction. Largely due to this lagging effect, our liability costs declined more significantly than asset yields in 2003, and resulted in a greater rate-related decrease in interest expense than in interest income for that year. In 2004, we continued to see pricing-related reductions in our deposit expense, despite the start of an upward trend in short-term interest rates beginning in the second quarter. Reflecting the lagging nature of deposit rates, these increases did not impact our deposit pricing until late in the year, by which time the vast majority of our deposit base had already repriced and new deposits had been acquired at relatively low interest rate levels. By the end of the 2004, however, these increases in short-term interest rates had begun to influence the deposit rates offered by our competitors in our local market. The lagged effects of rate increases in 2004 and 2005, combined with intense competition for deposits in our local marketplace, particularly during the first and third quarters of 2005, resulted in the rate-related increase in interest expense illustrated in the Rate/Volume Analysis table.

Noninterest Income

Growth of our noninterest income has been a focus of management in recent years and remains a priority going forward. In both 2003 and 2004, we succeeded in growing our noninterest income over the prior year level, with increases of 13% in 2003 and 16% in 2004. In 2003, the increase was primarily attributable to growth in rental income following our purchase of the First Mutual Center in the first quarter of that year, while the additional income in 2004 resulted largely from higher gains on loan sales and, to a lesser extent, growth in service fee income. For 2005, our noninterest income exceeded the 2004 level by $1.1 million, or 26%, as additional service fee income and higher loan prepayment fees offset significant reductions in loan sales and gains thereon.

Gain on Sales of Loans

Following a substantial increase in 2004, gains on loan sales declined by approximately 18% in 2005. Both the growth in 2004 and the decline in 2005 were largely attributable to the sale of our consumer loans. In 2003, gains on loan sales fell relative to the prior year due largely to decreasing volumes of both residential and consumer loan sales, which were partially offset by an increase in commercial loan sale gains.

Gains on Loan Sales	2005	2004	2003
Consumer Loan Sale Gains	$820,000	$1,435,000	$411,000
Commercial Loan Sale Gains	271,000	175,000	105,000
Residential Loan Sale Gains	350,000	147,000	468,000
Total Gains on Loan Sales	$1,441,000	$1,757,000	$984,000
Loans Sold
Consumer Loans Sold	$17,883,000	$35,572,000	$12,859,000
Commercial Loans Sold	11,310,000	32,606,000	24,530,000
Residential Loans Sold	38,019,000	35,787,000	58,439,000
Total Loans Sold	$67,212,000	$103,965,000	$95,828,000

Consumer Loan Sales. The year-to-year fluctuations in gains on consumer loan sales have typically followed changes in strategy regarding the amount of loans we sell. In 2002, we decided to scale back our loan sales, leading to a $111,000 decline in loan sale gains from 2002 to 2003. In late summer of 2003, we revised our strategy and began to sell more loans as originations increased and our portfolio grew. This led to the substantial increase in loan sale gains in 2004.

In our second-quarter 2005 press release, we noted another significant change in our strategy regarding the sales of consumer loans. Prior to that time, our plan had been to sell approximately $6-$8 million in loans each quarter, though actual sales in a given quarter could fall above or below this range depending on loan production, market conditions, and other factors. Our change in strategy included reducing the sale of these loans, selling only sufficient volumes to ensure the continuity of the market. Accordingly, our third-quarter 2005 loan sales were well below those for the same period last year and no sales occurred in the fourth quarter. While the reduction in gains on sales negatively impacted our noninterest income in the third and fourth quarters, the decline in loans sold allowed us to retain a greater volume of these higher-yielding assets within our portfolio. Additionally, despite the decrease in loans sold, our gains on consumer loan sales totaled $820,000 for 2005, and accounted for the majority of all loan sale gains for the year.

At the present time, we are experiencing an increased level of interest in, and favorable opportunities to market, our consumer loans to other institutional investors. Consequently, our expectation is that sales of these loans will likely increase in 2006. In the first quarter, we anticipate selling $9-$10 million of consumer loans, and $7-$9 million in the second quarter. However, given the unpredictability of the level of interest among potential investors, we do not know if the higher sales volumes are likely to extend beyond the first half of the year.

Commercial Loan Sales. Gains on commercial loan sales have increased noticeably over the last three years, including an increase of approximately 55% for 2005. In 2004, gains on commercial sales increased 67% over 2003, which was in turn roughly double the 2002 level.

Historically, we have typically utilized commercial loan sales to limit our credit exposure to any one borrower. However, in our second-quarter press release, we noted that we had experienced increased interest in, and opportunities for, sales of participations in our commercial real estate loans. Consequently, we added that we were considering the merits of expanding our commercial real estate loan sales and potentially originating credits with the intent to sell, rather than retain the loans in our portfolio. While the volume of commercial real estate loans sold in the third quarter was modest and fourth quarter sales were down considerably relative to the same period last year, we would note that these volumes do not reflect a decision against expanding our commercial real estate loan sales. Instead, we still regard an increase in such sales as likely in 2006. Commercial real estate loan transactions, particularly those that are candidates for sales of participations to other institutions, tend to be larger-dollar credits and unpredictable in their timing and frequency of occurrence. As a result, the amount of commercial real estate loans sold, and gains thereon, can be expected to vary considerably from one quarter to the next depending on the timing of the loan and sales transactions.

Residential Loan Sales. Our gains on residential loan sales increased 139% in 2005, compared to declines of 69% in 2004 and 15% in 2003, which followed a return to a more normalized residential lending environment after a high level of refinancing activity in 2001 and 2002. The additional gains for 2005 were largely attributable to a fourth-quarter sale of approximately $5.4 million in “interest only” (IO) residential mortgages. A similar sale of low-documentation (low-doc) residential loans had been planned for the first quarter of 2006. While we do not, at the present time, anticipate that a sale of these loans will be completed in the first quarter of 2006, it is still our intention to sell these loans in 2006. We consider these IO and low-doc sales to be unique events rather than indicative of any future trend in loan sales, and it is our expectation that gains on residential loan sales will, with the potential exception of the quarter in which the low-doc loans are sold decline from their 2005 level in future quarters.

Service Fee Income

	2005	2004	2003
Consumer Loan Service Fees	$1,228,000	$244,000	$5,000
Commercial Loan Service Fees	69,000	71,000	59,000
Residential Loan Service Fees	3,000	(1,000)	6,000
Total Service Fee Income	$1,300,000	$314,000	$70,000

Our service fee income rose 314% for 2005, following an increase of 349% in 2004, as a result of substantial increases in fees earned on consumer loans sold to, and serviced for, other institutions. For 2005, the growth in consumer loan service fees was largely attributable to a change in the amortization period assumed for the underlying servicing asset made in early 2005. Additional loan sales, particularly the larger sales in late 2004 and the first quarter of 2005, and corresponding growth in our portfolio of consumer loans serviced for others also contributed to the increase in servicing income. In 2004, the increase in service fees was attributable to greater loan sales and the resulting growth in our servicing portfolio.

Servicing assets are recorded when we sell loans to other investors and continue to service those loans following the sale. To determine the fair value of the servicing assets, we utilize a valuation model that calculates the present value of future cash flows for the loans sold, based on assumptions including market discount rates, anticipated prepayment speeds, estimated servicing cost per loan, and other relevant factors. These factors are subject to significant fluctuations, and the estimates used in the models are subject to review and revision based on actual experience and changes in expectations for the future. The calculated value of the servicing rights is then capitalized and amortized in proportion to, and over the period of, estimated future net servicing income.

Based on a review of our assumptions in the first quarter of 2005, we determined that the amortization period for the servicing rights on our consumer loan servicing portfolio was significantly shorter than the term over which these loans would be expected to provide net servicing income. Consequently, we revised the amortization period such that the average life of the amortization schedule would correspond with the average life we are currently observing for the underlying loan portfolio. This resulted in a significant increase in our net servicing income. Note that any projection of servicing asset amortization in future periods is limited by the conditions that exist at the time the calculations are performed.

The income received for servicing consumer loans has also grown as a result of our sales finance loan sales, particularly the larger sales in 2004 and in the first quarter of 2005, and the corresponding growth in our portfolio of consumer loans serviced for others. Based on our anticipated consumer loan sales in 2006, we do not expect continued rapid growth in service fee income.

Fee income earned on our commercial loans serviced for others was not a major contributor to the growth in our total service fee income. In the event we expand our sales of commercial real estate loans in 2006, however, we would expect this income to grow and potentially become a significant percentage of total service fee income. In contrast, residential loans are typically sold servicing released, which means we no longer service those loans once they are sold. Consequently, we do not view these loans as a significant source of servicing fee income.

Deposit Fee Income

Deposit fee income continued the trend established over the last few years, growing to $630,000 this year, up from $571,000 in 2004 and $516,000 in 2003, largely as a result of additional checking account service charges, which were partially offset in 2005 by a decline in savings account service charges. Deposit fee income has risen steadily over the last three years as a result of growth in the number of checking accounts as well as the balances maintained in those accounts. Business checking balances, in particular, grew substantially, climbing 47% in 2005, 52% in 2004, and 37% in 2003, while the number of accounts increased 15% from 1,968 to 2,262.

Other Noninterest Income

For 2005, our noninterest income from sources other than those described earlier rose $446,000, or 29%, with the largest contributor being an increase in loan fees, specifically prepayment fees. These fees had also been a major contributor to the prior year’s growth, though the improvements from these fees and other sources were partially offset by a decline in rental income.

	2005	2004	2003
Rental Income	$627,000	$627,000	$713,000
Loan Fees	647,000	384,000	281,000
ATM/Wires/Safe Deposit	258,000	189,000	131,000
Late Charges	207,000	167,000	120,000
Miscellaneous	246,000	172,000	186,000
Total Other Noninterest Income	$1,985,000	$1,539,000	$1,431,000

Loan fees increased substantially in 2005, totaling $647,000 and reflecting an increase of approximately 68%. A large portion of the loan fee income for the last three years has been derived from loan prepayment fees, which have steadily increased over the last several years, totaling $557,000 in 2005, $319,000 in 2004, and $118,000 in 2003. We believe that a flattening of the yield curve, which resulted from rising short-term interest rates and relatively static longer-term interest rates, and increased competition from other lenders have contributed to the higher level of loan payoffs and prepayment fees. The flattening of the yield curve reduced the rate differential between short- and long-term financing costs and provided a financial incentive for borrowers with short-term or adjustable-rate loans to refinance with long-term fixed rates. Increased competition among lenders in our local market further accelerated loan payoffs, as this competition frequently resulted in lenders offering borrowers the opportunity to refinance at unusually low margins. Given the uncertainties regarding interest rates and the behaviors of borrowers and other lenders in the marketplace, we do not believe we can predict the level of prepayment fees in future quarters with any reasonable degree of accuracy.

We observed continued growth in our Visa/ATM fee income, which grew by $61,000 or 46% to total $194,000 for 2005, following a 2004 increase of 65% compared to 2003 levels. The additional fee income earned from these sources is largely a function of the growth in our checking accounts. Consequently, we expect to see further increases in this source of income as checking accounts become a greater percentage of our overall deposit mix.

Additionally, revenues received from late charges on our loan portfolio increased 24% for 2005, after growing 39% in 2004. While the growth of sales finance loans, including both the loans in our portfolio as well as those serviced for other investor institutions, accounted for the majority of the 2005 increase, late charges collected on our portfolio of residential loans also contributed to the additional income collected in 2005, particularly in the fourth quarter.

Rental income for 2005 held steady relative to the level received in the prior year after falling $86,000, or approximately 12% in 2004 as compared to 2003. In 2003, rental income increased substantially, to $713,000 compared to $99,000 in 2002, following our purchase of the First Mutual Center. In the third quarter of 2003, two large tenants at First Mutual Center vacated the building and were not replaced at that time due to our own expansion needs and remodeling constraints. At the end of 2005, 88% of First Mutual Center was occupied or leased and we are actively working to lease the remaining 12% in 2006.

Noninterest Expense

Our noninterest expense totaled $28.3 million in 2005, an increase of $3.7 million, or 15%, over the prior year. In 2004, noninterest expense had increased 20%, or $4.1 million, which followed a similar 20% increase in 2003. Major contributors to these increases include growth in compensation and benefits expense, including expenses related to additional staff, the 2003 purchase of our corporate headquarters building and 2005 remodels of that building as well as several banking centers, and rising credit insurance premiums attributable to the growth of insured balances in our sales finance loan portfolio.

Salaries and Employee Benefits

Total salary and benefit expenses climbed nearly 14%, to $16.2 million for 2005, and accounted for approximately 52% of the total increase in noninterest expense for the year. The increase represented a slight improvement from 2004, when salary and benefit expenses rose 15%, or $1.8 million over the previous year, and continued improvement relative to 2003, when personnel related expenses increased $2.2 million, or 22%, over the 2002 level.

	2005	2004	2003
Salaries	$10,407,000	$9,191,000	$7,965,000
Commissions and Incentive Bonuses	2,525,000	2,170,000	1,966,000
Employment Taxes & Insurance	949,000	873,000	741,000
Temporary Office Help	277,000	189,000	278,000
Benefits	2,042,000	1,838,000	1,505,000
Total Salary & Benefit Expenses	$16,200,000	$14,261,000	$12,455,000

Salary expense is the largest component of our personnel related costs, and consequently will typically be the most significant contributor to year-over-year expense growth. Over the course of 2005, we experienced a net increase of six full-time equivalent (FTE) employees. This represented FTE growth of approximately 3% over the prior year-end, and a significant decline from the 9% and 23% FTE growth observed in 2004 and 2003, respectively. FTE data reflects year-end levels, so when new employees are added late in the year, the impact of the additional salary expense may not be apparent until the following year.

The business areas that saw the most staff growth over the course of 2005 were our consumer loan administration and residential lending groups, reflecting an increase in residential loan volume, as well as the need for additional staff to service the loan portfolio. We also added staff in our Accounting department to support general operations. For 2003 and 2004, the additional positions consisted primarily of personnel to help build and support the growth of our loan and deposit portfolios. Additionally, significant numbers of staff were added in 2003 for areas related to sales finance lending and consumer loan servicing. Also contributing to the

2003 FTE growth were staffing requirements related to the openings of our Woodinville and Sammamish banking centers.

December 31,	FTE
2002	164
2003	201
2004	220
2005	226

In addition to the increase in FTE, merit-based pay raises for employees awarded in April of each year contribute to each year-over-year increase in salary expense. While the rate of increase will vary from year to year, merit raises will typically result in an increase in salary expense of approximately 3% to 5% each year.

Commissions and incentive bonuses rose 16% over the prior year level, totaling $2.5 million for 2005. While this exceeded the 10% increase observed between 2003 and 2004, it remained well below the 78% increase from 2002 to 2003, at which time commission expense rose dramatically in response to new loan and deposit incentive plans. By comparison, the additional commission and incentive expense in 2004 and 2005 has been largely driven by higher loan originations, which totaled $526 million in 2005, up from $470 million in 2004 and $424 million in 2003.

While employee benefit costs continued to rise, increasing 11% over the prior year level in 2005, this represented a significant reduction from the 24% and 22% rates of increase observed in 2003 and 2004. In those years, annual increases of nearly 27% in our expenditures on employee medical plans accounted for a large portion of the increase in total benefits costs each year. In 2005, however, we were able to reduce employee medical insurance costs by changing the plans offered to staff members. As a result, our employee medical plan expenses for the year actually declined by 2% relative to 2004, despite an acceleration of insurance premium charges from our insurers. Excluding medical insurance related expenses, the growth in benefit expenses for 2005 was primarily attributable to increasing costs associated with the funding of retirement plans offered to our employees.

Retirement plan expenses continue to rise each year, though at a lower rate of increase than in recent years. Costs related to employee retirement plans increased 17% in 2004 and 18% in 2005, which represented a reduction relative to the 25% rate of increase observed in 2003. The most significant portion of the retirement plan expenses was the matching of employees’ 401 (k) contributions. We would expect these expenses to continue to grow as our aggregate staffing level continues to rise and more FTE become eligible to receive matching funds on their 401 (k) contributions.

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

Effect of Deferred Loan Origination Costs	2005	2004	2003
Salaries and Employee Benefits	$18,794,000	$16,638,000	$14,688,000
Deferred Loan Origination Costs	(2,594,000)	(2,377,000)	(2,233,000)
Net Salaries and Employee Benefits	$16,200,000	$14,261,000	$12,455,000
Loan Volume	$525,981,000	$469,717,000	$424,364,000

As indicated in the above table, the impact of deferred loan origination costs on our salary and benefits expense has gradually increased over the last two years as changes in loan originations, mix, and the standard loan costs for each loan type impacted our total deferred costs each year. Between 2004 and 2005, significant increases in the standard loan costs for both income property and custom construction loans, along with an increase in the number of custom construction loans originated, offset reductions in deferred costs for other areas, most notably Sales Finance, which declined due to a decrease in both its standard loan costs as well as the number of loans originated relative to the prior year. In contrast, between 2003 and 2004 it was the Sales Finance and Business Banking divisions that posted significant increases, based on the growth in the number of business banking loans originated and a substantially higher standard cost for Sales Finance as compared to the prior year. We generally expect that growth in loan originations on a bank-wide basis will translate to a year-over-year increase in deferred loan costs. This is due to the number of variables involved in estimating deferred costs, as well as the volatility of some of those variables. As a result, we cannot state with a great deal of certainty that these deferrals will continue to increase in future periods.

An additional item that did not factor into our compensation expense in 2005, but that will significantly impact 2006, is the expense related to the stock options granted to our employees. On December 16, 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 123(R), Accounting for Stock-Based Compensation. Statement 123 (R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. We adopted Statement 123(R), effective as of the first quarter of 2006.

We have implemented Statement 123 (R) using the modified retrospective method, which allows us to restate all prior periods. Based on our current estimates, we believe that the adoption of Statement 123(R) will result in expense of $545,000 and impact our 2006 earnings per share by approximately $0.11. For comparison, we expect that once results are restated following adoption, Statement 123(R) will result in options-related expense of $570,000 for 2005, affecting earnings per share by an estimated $0.09.

Occupancy

Occupancy expense continued its upward trend, rising 26% in 2005, following increases of 14% and 4% in 2004 and 2003, respectively. As was the case in both 2003 and 2004, additional depreciation expense was a major contributor to the year-over-year increase. Also contributing significantly to the higher level of costs in 2005 were other occupancy costs associated with our First Mutual Center and banking center remodeling projects.

	2005	2004	2003
Rent Expense	$322,000	$313,000	$323,000
Utilities and Maintenance	685,000	639,000	543,000
Depreciation Expense	1,651,000	1,321,000	1,078,000
Other Occupancy Costs	855,000	514,000	499,000
Total Occupancy Expenses	$3,513,000	$2,787,000	$2,443,000

Depreciation expense has increased considerably in each of the last three years, corresponding with our acquisition of the First Mutual Center building in the first quarter of 2003. With this acquisition, 2003 depreciation expense increased to nearly $1.1 million from $862,000 in 2002. Despite the additional depreciation expense that year, as well as increases in utilities and maintenance expenses associated with ownership of the building, total occupancy expense rose only 4% in 2003. These additional expenses were largely offset by a substantial reduction in rent expense, as we no longer leased the space we occupied in the building. In 2004, capital expenditures for the enhancement of our information systems infrastructure, investment in enterprise software, the remodel of one banking center, and an increase in the amortization of leasehold improvements led to the growth in deprecation expenses as compared to the previous year.

For 2005, the additional depreciation expense largely resulted from remodeling projects and improvements at First Mutual Center, our corporate headquarters, and several of our banking centers. Since these remodeling projects were completed over the course of 2005, the total depreciation expense for the year reflects only a partial year of depreciation for most projects. Since the 2006 financial results will include a full twelve months of depreciation expense, and because we still have some remaining improvement projects yet to complete, we expect depreciation expense will continue to increase in 2006.

In addition to the growth in depreciation expense, other costs played a significant role in the overall increase in occupancy expenses for the year. The primary components contributing to the increase over the prior year were purchases of non-capitalized assets and equipment that were primarily related to the remodeling projects carried out this year, as well as increases in software licensing fees and higher servicing costs for information systems related equipment. Software licensing fees rose nearly $107,000 for the year as a result of a new licensing agreement we signed with Microsoft and the procurement of new banking-specific software programs.

Other Noninterest Expenses

Other noninterest expense increased $1.1 million, or 14% in 2005, representing a significant deceleration in the rate of increase relative to the 23% and 35% increases in 2003 and 2004, respectively. The bulk of the 2005 increase in other noninterest expenses was attributable to higher credit insurance premiums, the growth in the use of outside services, and increased loan processing expenses. In contrast, for 2003 and 2004, the additional other noninterest expense was largely attributed to costs related to our sales finance loan portfolio as well as additional information systems and marketing costs.

	2005	2004	2003
Marketing & Public Relations	$1,389,000	$1,243,000	$1,087,000
Credit Insurance	1,506,000	1,102,000	258,000
Outside Services	763,000	600,000	482,000
Taxes	490,000	483,000	471,000
Information Systems	931,000	1,001,000	649,000
Legal Fees	501,000	421,000	404,000
Other	3,045,000	2,716,000	2,269,000
Total Other Noninterest Expenses	$8,625,000	$7,566,000	$5,620,000

The most substantial increase in noninterest expenses occurred in credit insurance premiums, which rose $404,000 in 2005, following increases of $844,000 in 2004 and $249,000 in 2003. While the vast majority of credit insurance expense is attributable to insured balances of Sales Finance loans, a small percentage of the 2005 expense reflects coverage of other consumer and real estate loans, which we insure depending on various financial or non-financial factors relating to the loans and/or borrowers. At the 2003 year-end, insured sales finance loan balances totaled $27 million, growing substantially to $48 million at the 2004 year-end, then more modestly in 2005, ending the year at $55 million. Also contributing to the additional credit insurance expense in 2005 was a supplemental insurance policy we purchased from a new insurer. This supplemental policy provides an additional $1.1 million in coverage on a seasoned pool of loans already covered by our previous insurer. Per the terms of this supplemental policy, in the event that our previous insurer’s maximum exposure limit on the pool of loans is reached, our new insurer will provide coverage on the remaining loans in the pool, subject to a policy limit of 10% of the balance insured in each policy year.

The amount spent on outside services in 2005 increased $163,000, or 27%, while the same category of expense increased $118,000, or 25%, in 2004 and $172,000, or 55%, in 2003. The majority of this year’s increase occurred in the fourth quarter, when we contracted outside labor to assist with moving and set-up work associated with the remodeling of several banking centers and relocations of various departments within the remodeled First Mutual Center. In addition to these services, we spent approximately $76,000 on consulting services in the fourth quarter, with approximately half of that amount dedicated to a project for testing internal data controls related to the Sarbanes/Oxley Act. Increased expenditures for Sarbanes/Oxley compliance issues are a trend that continues from 2004, when accounting and auditing fees increased significantly.

Following increases of 34% and 54% in 2003 and 2004, respectively, information systems costs declined $70,000 or 7% in 2005 to a total of $931,000. This decline was primarily attributable to a substantial rate reduction for 2005 following negotiations with our core service provider in late 2004. Higher charges from this same provider, along with the development of new products and greater utilization of our online banking features, had contributed significantly to the increase in 2004, while the increase in 2003 was largely related to improving systems to accommodate asset growth and the opening of our Woodinville and Sammamish banking centers.

Other noninterest expenses not elsewhere classified increased 12%, or $329,000, over 2004 levels. The majority of the increase in these expenses for 2005 was attributable to loan processing costs, which rose $183,000 compared to 2004. In accordance with current accounting standards, certain expenses tied to loan origination, including some of these loan processing costs, are deferred and amortized over the life of each loan originated, rather than expensed in the current period. Expenses are then reported in the financial statements net of these deferrals. The amount of expense subject to deferral and amortization can vary from one period to the next based upon the number of loans originated, the mix of loan types, and year-to-year changes in “standard loan costs.” The increase in processing costs observed in 2005 is largely the result of the reduction in deferred costs compared to 2004. The amount of processing expense eligible for deferral for several loan types, particularly custom construction loans, declined compared to last year. Based on the current level to which expenses are deferred, and specifically how far that level was reduced in 2005 relative to prior years, it is unlikely that the upward trend in loan processing expense will continue based on future changes in standard loan costs.

For 2004, growth in accounting and audit service expenses related to Sarbanes/Oxley compliance, as previously mentioned in the discussion of outside services expenditures, contributed significantly to the increase in this category. In 2003, greater expenditures on office supplies relative to the prior year factored heavily in the increase in this category, as our staff levels, loan volumes, and number of banking centers grew that year.

Reserve and Provision for Loan Losses

The provision for loan losses reflects the amount deemed appropriate to produce an adequate reserve for possible loan losses inherent in the risk characteristics of the loan portfolio. In determining the appropriate reserve balance, we consider the current and historical performance of the loan portfolio, the amount and type of new loans added to the portfolio, our level of non-performing loans, the amount of loans charged-off, and the economic conditions in which we currently operate.

The determination of the level of reserves, and thus any additional provision, is arrived at through a process that begins with the Asset Management Department, which analyzes the loan portfolio from a historical credit perspective and a composition and geographic concentration viewpoint. The Asset Management Department then prepares an economic analysis of the Puget Sound region that includes, when appropriate, employment forecasts, housing sales, vacancy rates, and commercial real estate analysis. That information is then reviewed by our Loan Policy Committee, which further evaluates national and international trends and makes a recommendation as to the loan loss provision to the Audit Committee of the Board of Directors. The Audit Committee considers the input of the Asset Management Department and the recommendation of the Loan Policy Committee and determines the appropriate level of reserves. The Board of Directors reviews and ratifies the actions of the Audit Committee.

After increasing from $1,150,000 in 2003 to $1,565,000 in 2004, our provision for loan losses declined modestly for 2005, totaling $1,500,000. A number of considerations contributed to the 2005 provision, including the magnitude and nature of growth in the loan portfolio, an ongoing assessment of the local and national economies, the amount of charged-off loans, and the level of non-performing assets.

Our net loan portfolio (excluding loans held-for-sale) grew $69 million over the twelve months ended December 31, 2005, a significant reduction from the $84 million increase in 2004 and $101 million in 2003. Additionally, our loan growth over the last two years has been increasingly attributable to our residential lending segment, which is generally considered lower risk than commercial real estate or business banking loans, although the local economy can have a significant effect on the performance of all loan types.

The national economy, as measured by Gross Domestic Product, remained strong in 2005, despite slowing compared to the prior year. Real GDP increased 3.5% in 2005 (from the 2004 annual level to the 2005 annual level), compared with an increase of 4.2% in 2004. During 2005 (measured from the fourth quarter of 2004 to the fourth quarter of 2005), real GDP increased 3.1% compared to an increase of 3.8% during 2004. Note that the 2005 figures utilize “advance” estimates of fourth quarter data, which was the data available at the time the provision was determined.

Economic conditions in the Puget Sound metropolitan area remained favorable as well, with solid, though not dramatic growth. The local housing market remained strong, with prices continuing to increase despite signs of the market beginning to slow, and commercial office vacancy rates declining significantly from those of one or two years prior.

In 2005, we charged-off loan balances totaling $732,000, net of recoveries, up from $670,000 in 2004 and $498,000 in 2003. The upward trend has been largely attributable to our sales finance loan portfolio (home improvement loans), which constituted 66%, or $480,000, of net charge-offs in 2005, compared to 54% of the losses in 2004 and 65% in 2003. Due to their unique characteristics, our consumer loans comprise the bulk of our loan write-offs, though they only constitute approximately 12% of the total loan portfolio. Small business loans were responsible for $247,000 of the losses, with the remainder being the result of losses in the other lending areas.

Another factor that has influenced the size of the loan loss provision for the last three years has been the level of non-performing assets as a percentage of total assets. That ratio was 0.08% as of the 2005 year-end, compared to 0.10% a year earlier, and 0.06% at the end of 2003. The comparative ratio for all FDIC-insured institutions was 0.50% at September 30, 2005, and 0.53% at the 2004 year-end. For a number of years we have experienced better than average ratios for non-performing assets and we are hopeful that our credit culture will allow us to continue that trend in the future.

Adoption of New Accounting Principle

On December 16, 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 123 (revised 2004), Share-Based Payment, which is a revision of SFAS No. 123, Accounting for Stock-Based Compensation. Statement 123 (R) supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and amends SFAS No. 95, Statement of Cash Flows. Generally, the approach in Statement 123 (R) is similar to the approach described in Statement 123. However, Statement 123 (R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. Statement 123 (R) must be adopted no later than January 1, 2006. Statement 123 (R) permits public companies to adopt its requirements using one of two methods:

1.
A “modified prospective” method in which compensation cost is recognized beginning with the effective date (a) based on the requirements of Statement 123 (R) for all share-based payments granted after the effective date and (b) based on the requirements of Statement 123 for all awards granted to employees prior to the effective date of Statement 123(R) that remain unvested on the effective date.

2.
A “modified retrospective” method which includes the requirements of the modified prospective method described above, but also permits entities to restate based on the amounts previously recognized under Statement 123 for purposes of pro forma disclosures for either (a) all prior periods presented or (b) prior interim periods of the year of adoption.

We intend to adopt Statement 123 (R) using the modified retrospective method, restating all prior periods.

As permitted by Statement 123, we currently account for share-based payments to employees using the intrinsic value method allowed under Opinion No. 25 and, as such, generally recognize no compensation cost for employee stock options. Accordingly, the adoption of Statement 123 (R)’s fair value method will have an impact on our results of operations, although it will have no impact on our overall financial position. The impact of adoption of Statement 123 (R) is expected to be similar to the pro forma expense amount for 2005 but it will depend on levels of share-based payments granted in the future.

At December 31, 2005, we had four stock-based employee/director compensation plans, which are described more fully in Note 18 of the financial statements. The plans are accounted for under the recognition and measurement principles of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. No stock-based employee or director compensation cost is reflected in net income, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net income and earnings per share if the fair value recognition provisions of SFAS No. 123, Accounting for Stock-Based Compensation, had been adopted.

	Years Ended December 31,
	2005	2004	2003
Net income, as reported	$10,318,649	$9,287,813	$8,395,738
Deduct: Total stock-based employee/director compensation expense determined under fair value based method for all awards, net of related tax effects	(569,555)	(445,047)	(327,461)
Pro forma net income	$9,749,094	$8,842,766	$8,068,277
Earnings per share: Basic — as reported	$1.94	$1.76	$1.62
Basic — pro forma	$1.83	$1.68	$1.56
Diluted — as reported	$1.86	$1.68	$1.57
Diluted — pro forma	$1.77	$1.60	$1.51
Weighted average shares outstanding: Basic	5,314,616	5,264,412	5,179,627
Diluted	5,542,779	5,513,658	5,352,960

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

For additional information regarding the allowance for loan losses, see “Reserve and Provision for Loan Losses” in this Management’s Discussion and Analysis (MD&A) and “Allowance for Loan Losses” in Note 1 to the Consolidated Financial Statements. For additional information regarding servicing assets, see “Servicing Assets” under the heading “Review of Financial Condition” in this MD&A and “Servicing Assets” in Note 1 as well as Note 7 “Servicing Assets and Servicing Fees” in the Consolidated Financial Statements. Additional information regarding credit insurance premiums can be found under “Other Expenses” within the “Noninterest Expense” section of the MD&A. For additional information regarding loan origination fees and costs, see “Loans” in Note 1 to the Consolidated Financial Statements. These critical accounting policies are also discussed in the “Critical Accounting Policies” section of the Form 10-K.

Review of Financial Condition

Assets

As of December 31, 2005, our assets increased 8% from the prior year-end level, totaling $1 .086 billion, based primarily on growth in our loan portfolio. This represented a significant slowdown from the 17% asset growth observed in 2004. One factor that contributed significantly to the 2004 increase, and was not repeated in 2005, was growth in our securities portfolio.

Securities

Security investments (available-for-sale and held-to-maturity) declined from 2004 year-end by $10.5 million, to approximately $121.4 million as of December 31, 2005. We anticipate securities purchases to occur periodically throughout the year to replace part of the run-off. Beyond any replacement purchases, we do not anticipate increasing the size of our securities portfolio at this time.

In contrast, security investments increased by more than $45 million, or 52%, between December 31, 2003 and 2004, as a result of a high volume of purchases in 2004, particularly during the second quarter. Prior to 2001, our securities portfolio represented a much larger component of our total asset mix. As rates declined in 2001, 2002 and 2003, prepayments on the securities held in our portfolio accelerated, typically due to the underlying mortgages being refinanced at lower rates. Additionally, the falling interest rate environment at that time resulted in many securities trading at premiums to their par values. Consequently, some securities were sold from the portfolio during this timeframe to recognize the gains on those investments before the securities paid off at their par values. The volume of new securities acquired during these periods was typically well below the value of securities paid off and/or sold, as we were reluctant to add significant volumes of securities to the balance sheet with interest rates approaching historic lows. With rates finally starting to move upward in 2004, we began the process of increasing the size of the portfolio with short-term hybrid ARM securities. The increased volume of purchases did not continue into 2005, contributing to the reduction in the portfolio size and reduction in asset growth for the year.

Based on current accounting literature, any investment security purchased is classified in one of the following categories: 1) trading, 2) available-for-sale, or 3) held-to-maturity. At the present time, the majority of securities in our portfolio are classified as available-for-sale, and none are classified as trading. Securities classified as available-for-sale are reviewed regularly, and any unrealized gains or losses are recorded in comprehensive income in the shareholders’ equity account. As of 2005 year-end, the balance of the unrealized loss in comprehensive income, net of federal income taxes, totaled $1.5 million, up from unrealized losses of $510,000 as of the prior year end and $95,000 as of December 31, 2003. The sequential increases were largely attributable to the rising short- and intermediate-term interest rates over the 2003 to 2005 timeframe. Generally, falling interest rates will increase the amount recorded as unrealized gain, and rising rates will decrease any unrealized gains, as the market value of securities inversely adjusts to the change in interest rates. The passage of time partially counteracts these interest rate effects, as the unrealized gain or loss on a given security will gradually decline to zero as the security approaches its pay-off date. As we do not anticipate liquidating any of our securities currently in an unrealized loss position, we do not expect that any of the current unrealized loss will directly impact the gain or loss from security sales in future periods.

Loans

Loans receivable, excluding loans held-for-sale, increased by $69 million from $809 million at the 2004 year-end, to $878 million at December 31, 2005, as loan originations increased to $526 million. This followed growth of $85 million between the years ended December 31, 2003 and 2004, as 2004 loan originations increased 11% over the prior year to $470 million.

Portfolio Distribution	2005	2004	2003
Single Family Residential (incl. Held for Sale)	25%	22%	18%
Income Property	34%	40%	47%
Business Banking	13%	13%	10%
Commercial Construction	3%	3%	3%
Single Family Construction: Spec Construction	2%	2%	1%
Custom Construction	10%	8%	9%
Consumer	13%	12%	12%
Total	100%	100%	100%

Since 2003, the most significant growth in our loan portfolio has been attributable to our one- to four-family residential loans. While these are typically non-conforming residential loans, which do not meet the requirements for sale into the secondary market, they generally offer higher yields than conforming residential mortgages and are still considered eligible collateral for borrowing from the FHLB.

In contrast, our income property loans, which consist of investor-owned commercial real estate and multifamily mortgages, have steadily fallen as a percentage of our total portfolio in recent years. The decline has been largely the result of lower originations of permanent multifamily and commercial real estate loans, along with a high level of prepayments on the loan portfolio, which we attribute to a combination of a flattening of the yield curve and increased competition from other lenders. The flattening of the yield curve, which resulted from rising short-term interest rates and relatively static longer-term interest rates, reduced the rate differential between short- and long-term financing costs and provided a financial incentive for borrowers to select longer-term, fixed-rate loans as opposed to short-term or adjustable-rate financing. As we have historically been an originator of short-term and adjustable-rate loans, this impacted us in two ways. First, as prospective borrowers sought loans with terms that fell outside of our typical underwriting structure, our originations of permanent multifamily and commercial real estate loans declined. Secondly, with the yield curve providing borrowers with a financial incentive to refinance adjustable-rate loans, which make up the majority of our loan portfolio, with longer-term, fixed-rate debt, the prepayment rates on our income property portfolio remained at relatively high levels over the 2003 to 2005 timeframe. Increased competition among lenders in our local market accelerated both the decline in new volumes as well as portfolio payoffs, as the competition frequently resulted in lenders offering prospective borrowers new loan commitments or existing borrowers the opportunity to refinance, at unusually low margins.

Following significant growth in 2004, business banking loans exhibited growth in line with that of the aggregate portfolio in 2005, remaining unchanged at 13% of the total loan portfolio. Consumer loans, on the other hand, edged up from 12% of the total loan portfolio as of the 2004 year-end, to 13% in 2005. Contributing to this growth was a substantial reduction in consumer loan sales, which declined to approximately $18 million in 2005, down from almost $36 million in the prior year.

When taking into account our expected production volumes, payoffs, and loan sales for all business segments, including an estimated $8 million to $10 million in consumer loan sales, we anticipate loan growth in the range of $1 2-$ 17 million for the first quarter of 2006.

Servicing Assets

During 2005, our servicing assets grew by $341,000 or 22%, a significant reduction from the $1.1 million, or 226% growth observed in 2004. The reduction in servicing asset growth between the two years was attributable to substantial declines in both commercial and consumer loan sales relative to the prior year, as total loans sold in 2005 amounted to $67 million, down from nearly $104 million in 2004. In addition to the previously mentioned reduction in sales of consumer loans, commercial loan sales fell to $11 million in 2005, down from nearly $33 million in 2004.

In the first quarter of 2005, most of the growth in our servicing assets was attributable to large sales of consumer loans originated by our Sales Finance lending area. In the remainder of the year, however, sales of these loans and the related servicing asset growth fell significantly after we revised our loan sales strategy to substantially reduce our consumer loan sales. At the present time, we are experiencing an increased level of interest in, and favorable opportunities to market, our consumer loans to other institutional investors. Consequently, our expectation is that sales of these loans will likely increase in 2006, and with them the servicing asset balances related to our consumer loan portfolio serviced for other institutional investors. We currently anticipate selling $9 million to $10 million of consumer loans in the first quarter and an additional $7 million to $9 million in the second quarter. Given the unpredictability of the level of interest among potential investors, we do not know if the higher sales volumes are likely to extend beyond the second quarter.

	2005	2004	2003
Commercial	$292,000	$173,000	$94,000
Residential	114,000	13,000	36,000
Consumer	1,460,000	1,339,000	338,000
Total	$1,866,000	$1,525,000	$468,000
Loan Balances Serviced for Others	$105,850,000	$117,852,000	$76,424,000

Commercial loan sales accounted for most of the second-quarter servicing asset growth, while residential loan sales were responsible for the increase in the fourth quarter. Given the unique nature of commercial loan transactions, we cannot predict when similar loan sales will occur in the future. Additionally, we consider the residential sales in the fourth quarter to be a unique transaction, rather than indicative of any future trend in loan sales.

Historically, the commercial real estate loans we originate have been retained in our portfolio, and sales of participations in these loans have been utilized to limit our aggregate credit exposure to specific borrowers. In our second-quarter 2005 press release, however, we noted that we had experienced increased interest in, and opportunities for, sales of participations in our commercial real estate loans. Consequently, we added that we were considering the merits of expanding our commercial real estate loan sales and potentially originating credits with the intent to sell, rather than retain the loans in our portfolio. While the volume of commercial real estate loans sold in the second half of 2005 was modest, we would note that the volume does not reflect a decision against expanding our commercial real estate loan sales. Instead, we still regard an increase in such sales as likely in 2006. Commercial real estate loan transactions, particularly those that are candidates for sales of participations to other institutions, tend to be larger-dollar credits and unpredictable in their timing and frequency of occurrence. As a result, the volumes of commercial real estate loans sold, and gains thereon, can be expected to vary considerably from one quarter to the next depending on the timing of the loan and sales transactions.

Servicing assets represent the deferred servicing rights generated from sales of loans that are sold servicing retained, offset by the amortization and prepayments of loans serviced, as well as any impairment charges that may occur. Although the increases in servicing assets have not been a major factor in our overall asset growth, this area is expected to continue increasing with the anticipated future sales of commercial and consumer loans.

Liabilities

Our total deposit balances rose nearly 13% from their 2004 year-end levels, totaling $761 million at December 31, 2005, representing a modest slowdown from the $91 million, or 16%, deposit growth observed in 2004 and $87 million, or 17%, in 2003. More significantly, however, checking and money market balances accounted for only $9 million, or 11% of the year 2005 growth, after having accounted for $62 million, or 68% of the 2004 deposit growth, and approximately two-thirds of the increase in 2003.

Throughout 2003 and 2004, rates paid on retail deposits tended to be very low relative to historical norms, with highly-liquid money market accounts paying nearly identical rates to less-liquid short- and intermediate-term time deposits. With time deposits offering very little rate incentive over money market accounts, more depositors opted for the additional liquidity of the money market accounts. This was a major contributing factor to the growth in our money market balances in 2003 and 2004.

In early 2005, however, the increases in short-term market interest rates that began in the second quarter of 2004 started affecting the yields on retail deposits, with the rates paid on time deposits increasing more significantly than those paid on money market accounts. Consequently, in the first quarter of 2005 we observed a migration of balances from these accounts to time deposits, as rates on time deposits had risen while money market rates had remained relatively stable. This resulted in time deposits becoming more attractive, and made it more difficult to retain or grow checking and money market balances without incurring exorbitant marginal expense to do so, as any rate increases would apply not only to any newly opened accounts, but all existing balances as well. Consequently, we observed declines in our checking and money market balances in the first quarter of 2005. By the end of the second quarter, however, the trend appeared to have changed, as we saw our checking and money market balances recover to just below the 2004 year-end level. In the third quarter, however, some of our competitors began offering deposit rates that threatened our ability to retain deposit balances. As a result, we were forced to offer a promotional time deposit rate and increase our non-maturity deposit rates. Despite the increased rates on our money market accounts and the greater liquidity offered by these deposits, many customers found the promotional time deposit rate more attractive than money market products.

The growth of checking and money market accounts typically helps us reduce our overall cost of funds. Consequently, we consider the growth of these account types to be an important part of our funding strategy for the future. To encourage this growth, we actively monitor the products and rates offered by our competition in the local market and develop new products and/or offer aggressive rates to attract new balances in the most cost-effective manner possible.

Utilization of FHLB advances, our preferred supplemental funding mechanism, remained little changed from the 2004 year-end, declining to $226 million at the 2005 year-end, as the additional deposits described above supported our asset growth. As of December 31, 2005, we had the authority to borrow up to a total of approximately $434 million in FHLB advances, subject to sufficient collateral to support those advances. In the prior year, our deposit growth was insufficient to fully support the year’s asset growth. As a result, we increased our utilization of FHLB advances to $234 million as of December 31, 2004, an increase of 21% over the 2003 year-end.

Market Risk Sensitive Instruments

Market risk is defined as the sensitivity of income and capital to changes in interest rates, and other relevant market rates or prices. Our profitability is largely dependent on our net interest income. Consequently, our primary exposure to market risk arises from the interest rate risk inherent in our lending, mortgage banking, deposit, and borrowing activities. Interest rate risk is the risk to earnings and capital resulting from adverse movements in interest rates. To that end, we actively monitor and manage our exposure to interest rate risk.

A number of measures are utilized to monitor and manage interest rate risk, including net interest income and economic value of equity simulation models, as well as traditional “gap” models. We prepare these models on a monthly basis for review by our Asset Liability Committee (ALCO), senior management, and Board of Directors. The use of these models requires us to formulate and apply assumptions to various balance sheet items. Assumptions regarding interest rate risk are inherent in all financial institutions, and may include, but are not limited to, prepayment speeds on loans and mortgage-backed securities, cash flows and maturities of financial instruments held for purposes other than trading, changes in market conditions, loan volumes and pricing, deposit sensitivities, consumer preferences, and management’s capital leverage plans. We believe that the data and assumptions used for our models are reasonable representations of our portfolio and possible outcomes under the various interest rate scenarios. Nonetheless, these assumptions are inherently uncertain;

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

Hedging Techniques

We review interest rate trends on a monthly basis and employ hedging techniques where appropriate. These techniques may include financial futures, options on financial futures, interest rate caps and floors, interest rate swaps, and extended commitments on future lending activities. Typically, the extent of our off-balance-sheet derivative agreements has been the use of forward loan commitments, which are used to hedge our loans held-for-sale. Additionally, in 2002 we entered into an interest rate swap with the FHLB. The purpose of the swap is to protect against potential adverse interest rate volatility that could be realized from the Trust Preferred Securities (TPS) issued in June 2002. The swap accomplished this by fixing the interest rate payable for the first five years of the TPS’ life.

Net Interest Income (NII) and Economic Value of Equity (EVE) Simulation Model Results

	December 31, 2005 Percentage Change		December 31, 2004 Percentage Change
Change in Interest Rates (in basis points)	Net Interest Income	Economic Value of Equity	Net Interest Income	Economic Value of Equity
+200	0.06%	(2.72)%	0.89%	(2.51)%
+100	n/a	(0.55)%	n/a	(0.40)%
(100)	n/a	(1.94)%	(1.26)%	(1.26)%
(200)	(1.32)%	(6.54)%	*	*

* Because a large percentage of our loan portfolio is tied to indexes that were at very low levels as of December 31, 2004, the downward 200 bps scenario was not computed at that time.

Net Interest Income Simulation

Our income simulation model, constructed using data as of December 31, 2005, indicated results consistent with an asset sensitive balance sheet, as our net interest income was projected to increase from its“base case” level in a scenario in which interest rates are assumed to gradually increase by 200 bps over a twelve-month period, and decline in a comparable falling rate environment. The magnitudes of the changes, however, suggest that there is little sensitivity in net interest income from the “base case” level over a twelve-month horizon in either scenario, as an increase in net interest income of only 0.06% was observed in the rising rate environment, while a decline of 1.32% was indicated in the falling rate scenario.

The changes indicated by the simulation model represent variances from a “base case” scenario, which is a projection of net interest income assuming interest rates remain unchanged from their current levels over the life of the forecast, and that the size of the balance sheet remains stable over the forecast timeframe, with no growth or contraction regardless of interest rate movements. The base model will, however, illustrate the future effects of rate changes that have already occurred but have not yet flowed through to all the assets and liabilities on our balance sheet. These changes can either increase or decrease net interest income, depending on the timing and magnitudes of those changes. Additionally, the tendencies for loan and investment prepayments to accelerate in falling interest rate scenarios and slow when interest rates rise have been incorporated into the model assumptions. Implicit in these assumptions are additional assumptions for increased security purchases and loan originations at lower interest rate levels to offset accelerated prepayments, and conversely, reduced security purchases and loan production when rates increase and prepayments slow.

The rising and falling rate ramp scenarios then indicate that if the slope of the yield curve remains the same, and customer loan and deposit preferences do not change in response to further movements of the yield curve, then a parallel 200 basis point increase or decrease in rates will not significantly degrade net interest income from what is presently expected in the “base case.” In the event the simulation model indicated that the increase or decrease in interest rates over the following twelve months would adversely affect our net interest income over the same period by more than 10% relative to the “base case” scenario, we would consider the indicated risk to have exceeded our internal policy limit.

Economic Value of Equity (EVE) Simulation

The EVE analysis goes beyond simulating net interest income for a specified period to estimating the present value of all financial instruments in our portfolio and then analyzing how the economic value of the portfolio would be affected by various alternative interest rate scenarios. The portfolio’s economic value is calculated by generating principal and interest cash flows for the entire life of all assets and liabilities, then discounting these cash flows back to their present values. The assumed discount rate used for each projected cash flow is based on a current market rate, such as a LIBOR, FHLB, or swap curve rate, and from alternative instruments of comparable risk and duration. In the event the simulation model demonstrates that a 200 basis point increase or decrease in rates would adversely affect our EVE by more than 25%, we consider the indicated risk to have exceeded our internal policy limit. Again, as illustrated in the above results, we are operating within the 25% internal policy limit in all scenarios.

In the simulated 200 bps upward shift of the yield curve, the discount rates used to calculate the present values of assets and liabilities will increase, causing the present values of both assets and liabilities to fall, with more prominent effects on longer-term, fixed-rate instruments. Additionally, when interest rates rise, the cash flows on our assets are typically expected to decelerate as borrowers are assumed to become less likely to prepay their loans. As the cash flows on these assets are shifted further into the future, their present values are further reduced. Our EVE simulation model results as of December 31, 2005 indicated that our assets and liabilities would be expected to exhibit similar levels of sensitivity to rising rates, with the economic value of assets declining by 2.44%, compared to a decline of 2.40% for our liabilities. Given the comparable sensitivities and greater asset balance than liabilities balance, the reduction in the economic value of assets exceeded the impact on liabilities. Consequently, the economic value of our equity was negatively impacted in this scenario, declining 2.72%.

The opposite occurs when rates decline, as the discount rates used to calculate the present values of assets and liabilities will decrease, causing the present values of both assets and liabilities to rise. Counteracting this effect for assets, however, is the tendency for cash flows from assets to accelerate in a falling rate scenario, as borrowers refinance their existing loans at lower interest rates. These loan prepayments prevent the present values of these assets from increasing in a declining rate scenario, illustrating an effect referred to as negative convexity. Taking this negative convexity into account, the simulation results indicated a negative impact to EVE in the falling rate scenario. In this case, the economic values of both assets and liabilities at December 31, 2005 were positively impacted when rates were assumed to fall by 200 bps, assets by 1.75% and liabilities by 2.64%.  As a result, with the value of liabilities rising more than asset values, our economic value of equity was negatively impacted in this scenario, declining 6.54%.

The Net Interest Income and Economic Value of Equity sensitivity analyses do not necessarily represent forecasts. As previously noted, there are numerous assumptions inherent in the simulation models as well as in the gap report, including the nature and timing of interest levels, the shape of the yield curve, loan and deposit growth, prepayments on loans and securities, deposit decay rates, pricing decisions on loans and deposits, reinvestment/replacement of asset and liability cash flows, customer preferences, and competitor and economic influences.

Gap Model

In addition to the above simulation models, an interest “gap” analysis is used to measure the matching of our assets and liabilities and exposure to changes in interest rates. This model, which represents a traditional view of interest rate sensitivity, quantities the mismatch between assets maturing, repricing, or prepaying within a period, and liabilities maturing or repricing within the same period. A gap is considered positive when the amount of interest-rate-sensitive assets exceeds the amount of interest-rate-sensitive liabilities within a given period. A gap is considered negative in the reverse situation.

Certain shortcomings are inherent in gap analysis, including the failure to recognize differences in the frequencies and magnitudes of repricing for different balance sheet instruments. Additionally, some assets and liabilities may have similar maturities or repricing characteristics, but they may react differently to changes in interest rates. This illustrates a facet of interest rate exposure referred to as “basis risk.” Assets, such as adjustable-rate mortgage loans, may also have features that limit the effect that changes in interest rates have on the asset in the short-term and/or over the life of the loan, for example a limit on the amount by which the interest rate on the loan is allowed to adjust each year. This illustrates another area of interest rate exposure referred to as “option risk.” Due to the limitations of the gap analysis, these features are not taken into consideration. Additionally, in the event of a change in interest rates, prepayment and early withdrawal penalties could deviate significantly from those assumed in the gap calculation. As a result, we utilize the gap report as a complement to our income simulation and economic value of equity models.

Our twelve-month interest rate sensitivity gap, expressed as a percentage of assets, fell from a positive, or asset sensitive 2.6% at December 31, 2004 to a negative, or liability sensitive 5.3% at the 2005 year-end. These results indicated that more liabilities than assets were expected to mature, reprice, or prepay within the twelve months, whereas the opposite was true at the previous year-end.

One Year Interest Rate Sensitivity Gap
	December 31, 2005	December 31, 2004
	(Dollars in thousands)
One-Year Repricing/Maturing Assets	$715,543	$665,665
One-Year Repricing/Maturing Liabilities	773,093	639,430
One-Year Gap	$(57,550)	$26,235
Total Assets(1)	$1,086,165	$1,012,783
One-Year Interest Rate Gap as a Percentage of Assets	(5.3)%	2.6%

(1) Dec. 31, 2004 figure includes a $9 million off-balance-sheet item

The decline in our gap ratio since December 2004 has been primarily attributable to developments on the liabilities side of the balance sheet, as the percentage of total assets subject to mature, reprice, or estimated to prepay within a one-year timeframe changed little since the 2004 year-end. In particular, a reduction in the use of longer-term funding instruments to replace maturing liabilities and the rolling of existing long-term FHLB advances to within the twelve-month timeframe have both contributed significantly to the reduction in our gap ratio.

The balance of outstanding time deposits scheduled to mature within the next twelve months increased by $100 million relative to the 2004 year-end levels, based largely on high originations of eleven-, thirteen-, and fifteen-month “bump” certificates promoted in 2005. Based on the terms of these certificates, all balances will appear within the gap report’s twelve-month horizon at the certificate’s origination or very shortly thereafter. While our fifteen-month “bump” time deposits are issued with a fifteen-month term to maturity, the depositor is granted an option to reprice the certificate to the prevailing fifteen-month certificate rate on one occasion at any time during those fifteen months. For the purposes of the gap report, we assume that the majority of depositors will reprice their certificates within one year of issue. Consequently, for gap purposes, the majority of these certificates are considered to be less than one-year instruments at the time of origination.

Additionally, while our total outstanding FHLB advances showed little change relative to the prior year end, the volume of advances scheduled to mature or reprice within the following twelve months increased by nearly $38 million. In the first half of 2004, we increased our utilization of longer-term FHLB advances in order to extend liability durations as well as match fund purchases of hybrid ARM securities. Over the course of 2005, many of these longer-term advances rolled to within the gap ratio’s twelve-month timeframe. Given our asset/liability position over the course of 2005, we elected to replace maturing advances with new short-term advances rather than extend those liabilities. This combination of the prior year’s advances moving closer to maturity and the use of shorter-term replacement advances contributed to the reduction in our one-year interest rate gap.

A change in modeling procedure impacted the total asset base used for the gap ratio calculation by $9 million. As previously noted, in 2002 we entered into an interest rate swap agreement to fix the interest rate on our first trust preferred security issue for a period of Five years. As of the December 2004 year-end, we classified the TPS as a variable rate liability, offset by the asset side of the swap, under which the bank receives payments tied to the same quarterly adjustable rate as the TPS issue. The other side of the swap, under which the bank makes payments based on a fixed interest rate, was applied to the liability side of the gap report based on the remaining life of the swap. Beginning in the second quarter of 2005, the fixed-payment side of the swap, formerly a $9 million liability, was moved to the asset side as a $9 million contra-asset. As a result of this modification, our asset base for gap purposes now corresponds to the level of total assets reflected on our financial statements, rather than exceeding that amount by the $9 million notional principal of the swap.

The greater increase of liabilities maturing or repricing in the next twelve months versus assets resulted in a net $84 million reduction in our dollar gap, which led to the decline in the one-year gap ratio from 2.6% to (5.3%) of total assets.

Asset Quality

Non-performing assets totaled $897,000 or 0.08% of assets at December 31, 2005, down from $1,007,000, or 0.10% at the 2004 year-end. The following table details the types of property held as collateral and our estimates as to any anticipated loss of principal.

Non-Performing Assets

Ninety-five consumer loans. Full recovery anticipated from insurance claims	$412,000
Two single-family residential loans in Western WA. No anticipated loss	294,000
Seventeen consumer loans. Possible loss of $96,000	96,000
Nine consumer loans. No anticipated loss	66,000
One land loan in Eastern Washington. No anticipated loss	29,000
TOTAL NON-PERFORMING ASSETS	$897,000
OTHER REAL ESTATE OWNED AND REPOSSESSED ASSETS	0
TOTAL NON-PERFORMING ASSETS	$897,000

Since the 2005 year-end, we have recovered $340,000 on an impaired residential loan that was previously partially charged-off in the third quarter of 2004. The remaining balance on that loan was approximately $125,000. This recovery followed extensive negotiation and litigation with the borrower and other involved parties that contributed significantly to the increase in our legal fees in the fourth quarter of 2005. Additionally, in January 2006 we charged-off 15 consumer loans with balances totaling $86,000, and experienced recoveries of nearly $7,000 on several other consumer loans.

Liquidity

Our primary sources of liquidity are loan and security sales and repayments, deposits, and wholesale funds. A secondary source of liquidity is cash from operations, which, though not a significant source of liquidity, is a consistent source based upon the quality of our earnings. Our principal uses of liquidity are the origination and acquisition of loans and securities, and to a lesser extent, to purchase facilities and equipment.

	2005	2004	2003
	(Dollars in thousands)
Loan Originations (Disbursed)	$526,000	$470,000	$424,000
Increase in Undisbursed Loan Proceeds	(36,000)	(9,000)	(30,000)
Security Purchases	11,000	74,000	77,000
Total Originations and Purchases	501,000	535,000	471,000
Loan and Security Repayments	$370,000	$297,000	$240,000
Sales of Securities	—	2,000	25,000
Sales of Loans	67,000	104,000	96,000
Total Repayments and Sales	437,000	403,000	361,000
Net Difference	$64,000	$132,000	$110,000

Loan and security sales and repayments, our primary sources of funding, are heavily influenced by trends in mortgage rates. When rates trend downward, our prepayment speeds typically increase as borrowers refinance their loans at lower interest rates. Conversely, as rates move upwards, prepayments will generally tend to slow, as fewer borrowers will have a financial incentive to refinance their loans. The loan portfolio, excluding loans sold into the secondary market and spec construction loans, experienced an annualized prepayment rate of 35% in 2005, compared to 32% in 2004 and 27% in 2003.

Movements in rates and the resulting shape of the yield curve have likely contributed to the sustained high prepayment levels. As short-term rates continued to rise in 2005, longer-term rates tended to move within a range, with no discernible upward or downward tendency. This increase in short-term rates and decline in longer-term rates has resulted in a flattening of the yield curve, which continued through the end of 2005. As a result, the rate differential between short- and long-term financing diminished, thus reducing the financial incentive for borrowers to use shorter-term, adjustable-rate financing rather than longer-term, fixed-rate loans. This, in turn, provides borrowers holding short-term or adjustable-rate loans with an incentive to refinance with long-term fixed rates. We believe this situation contributed to the higher prepayment rates observed in 2005.

Our preferred method of funding the net difference between originations/purchases and repayments/sales is with deposits. To the extent that deposit growth is insufficient to fully fund the difference, we may rely on wholesale funding sources including, but not limited to FHLB advances, brokered certificates of deposit, and reverse repurchase agreements. During the years 2003, 2004 and 2005, changes in funds from deposits and borrowings were as follows:

	2005	2004	2003
	(Dollars in thousands)
Deposits	$68,000	$80,000	$75,000
Borrowings	(6,000)	42,000	10,000
Total	$62,000	$122,000	$85,000

The inflow of deposits varies from period to period, and our ability to raise liquidity from this source is dependent on our effectiveness in competing with other financial institutions in our local market. That competition tends to focus on rate and service. Although we control the quality of service that we provide, we have no control over the rates offered by our competitors

Our other major source of liquidity is wholesale funds, which include borrowings from the FHLB, brokered deposits, reverse repurchase agreements, and a revolving line of credit at the Holding Company level. The most utilized wholesale funding source is FHLB advances, which totaled $226 million at December 31, 2005. Our credit line with the FHLB is reviewed annually, and our maximum allowable borrowing level is currently set at 40% of assets, or $434 million. As a percentage of 2005 year-end assets, our FHLB borrowings totaled 21%, compared to 23% at December 31, 2004, and 22% at year-end 2003. Potential risks associated with this funding source include the reduction or non-renewal of the line and insufficient collateral to utilize the line. We try to mitigate the risk of non-renewal by maintaining the credit quality of our loans and securities and attending to the quality and consistency of our earnings.

The potential risk of not holding enough collateral to fully utilize our available FHLB advances is monitored to ensure that ample collateral is available to meet our funding needs. Collateral to secure our FHLB line totaled $422 million as of our most recent assessment, representing 38% of year-end 2005 assets. Our two principal sources of preferred collateral are single-family residential and multifamily loans. Over the last three years we have seen an increase in single-family loans, while the level of multifamily loans has declined. In 2005, single-family loans accounted for 25% of our loan portfolio, an increase over the levels observed in 2004 and 2003, which were 22% and 18%, respectively. The percentage of multifamily loans in the loan portfolio, on the other hand, has fallen from 25% in 2003 to 22% the following year, and then to 17% in 2005. The decrease in multifamily loans has largely been offset by the increase in single-family loans. Taken together, the two loan types accounted for 44% of the loan portfolio in 2003 and 2004 then dropped modestly to 43% in 2005. Because single-family lending is our most profitable business segment and has exhibited the most growth in the last few years, we are encouraged that the business line will be able to provide sufficient collateral to meet our FHLB borrowing requirements.

Brokered deposits, which are included in the deposit totals, amounted to $42 million as of December 31, 2005, compared to $40 million at year-end 2004. In the fourth quarter of 2005, interest rates on brokered deposits fell below those of FHLB advances. Consequently, we increased our use of this funding source to $42 million in October, which represented 5.6% of total deposits. We may continue to increase our use in the future, depending on the costs of various wholesale funding sources. Internal policies limit our total usage of these deposits to no more than 10% of all deposits or $76 million.

Reverse repurchase lines are lines of credit collateralized by securities. We have lines totaling $60 million, of which the full amount is currently available. There has been no usage of these lines in the past three years. The risks associated with these lines are the withdrawal of the line based on the credit standing of the Bank, and the potential lack of sufficient collateral to support the lines.

An additional source of liquidity has been our cash from operations, which, though not a significant source of liquidity, is a consistent source based upon the quality of our earnings. On a very limited basis it can be viewed as cash from operations, adjusted for items such as provision for loan losses and depreciation. See the “Consolidated Statements of Cash Flows” in the financial statements section of this filing for a calculation of net cash provided by operating activities.

In addition to using liquidity to fund loans and securities, we routinely invest in facilities and equipment. In 2005 we invested $7.2 million in these assets, up from $5.1 million in 2004. The increased investment in 2005 stemmed from the remodeling projects completed in several of our banking centers and our corporate headquarters, as well as the equipment purchases that coincided with these remodeling projects. We intend to invest $3.5 million in facilities and equipment in 2006. Planned projects include: the completion of the remodeling projects in First Mutual Center, the $1.1 million construction of the West Seattle banking center, and the $1.2 million completion of our Canyon Park banking center, which is anticipated to open in the fourth quarter of 2006.

Contractual Obligations and Commitments

The following table sets forth the Company’s long-term obligations:

		Payments Due
	Total	Less Than 1 Year	1 - 3 Years	3- 5 Years	Thereafter
	(Dollars in thousands)
Debt	$736,527	$590,883	$106,527	$21,374	$17,743
Fixed Interest on Debt(1)	2,578	1,307	1,241	30	—
Operating Leases	2,158	323	574	579	682
Total	$741,263	$592,513	$108,342	$21,983	$18,425

(1) Amount excludes interest expense on adjustable-rate debt.

At December 31, 2005, the Company’s obligations related to debt totaled $737 million to be paid over the next 30 years. Included in this amount are time deposits and FHLB borrowings totaling $489 million and $226 million, respectively, a note for $600,000 and the debt related to the three trust preferred security issuances totaling $17 million. In addition, the Holding Company has a line of credit with an outstanding balance of $4 million which is renewable annually.

We also have operating leases for office space, equipment and an equipment maintenance agreement.

OFF-Balance Sheet Commitments

At December 31, 2005, the Bank’s commitments consisted of commitments to extend credit to borrowers in which the borrower has not formally accepted the financing arrangement or where the borrower has not drawn upon some portion of the credit that was extended to them. Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party or payment by a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. We routinely charge a fee for these credit facilities. We have not been required to perform on any financial guarantees. The Holding Company does not issue financial guarantees.

The following table sets forth the Bank’s off-balance sheet commitments:

		Amount of Commitment
	Total	Less than 1 Year	1 - 3 Years	3- 5 Years	Thereafter
	(Dollars in thousands)
Commitments to Extend Credit	$315,308	$261,388	$4,171	$1,247	$48,502
Standby Letters of Credit	160	160	—	—	—
Total	$315,468	$261,548	$4,171	$1,247	$48,502

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

Capital Ratios	Company	Bank	Well-Capitalized Minimum
Total Capital to Risk-Weighted Assets	11.21%	11.10%	10.0%
Tier 1 Capital to Risk-Weighted Assets	9.96%	9.85%	6.0%
Tier 1 Leverage Capital to Average Assets	7.11%	7.16%	5.0%

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

The reportable segments include the following:

Consumer Lending — Consumer lending includes home equity lending, direct consumer loans, and indirect home improvement loans (sales finance). These loans include lines of credit and loans for primarily consumer purposes.

Residential Lending — Residential lending others loans to borrowers to purchase, refinance, or build homes secured by one-to-four-unit family dwellings. They also finance the purchase or refinance of buildable residential lots.

Business Banking Lending — Business Banking lending others a full range of banking services to small and medium size businesses including deposit and cash management products, loans for Financing receivables, inventory, equipment as well as permanent and interim construction loans for commercial real estate. The underlying real estate collateral or business asset being financed typically secures these loans.

Income Property Lending — Income Property lending others permanent and interim construction loans for multifamily housing (over four units), manufactured housing communities, commercial real estate properties, and spec single-family construction. The underlying real estate collateral being financed typically secures these loans.

Each of these business segments also sells loans into the secondary market. We may choose to retain or sell the right to service the loans sold (i.e. collection of principal and interest payments) depending upon market conditions.

These segments are managed separately because each business unit requires different processes and different marketing strategies to reach the customer base that purchases the products and services. The segments derive a majority of their revenue from interest income, and we rely primarily on net interest revenue in managing these segments. No single customer provides more than 10% of the Bank’s revenues.

Consumer Lending
Year	Net Income/(Loss)	Return on Equity	Average Earning Assets
2003	$333,000	5.4%	$86,189,000
2004	1,292,000	15.4%	107,637,000
2005	921,000	9.7%	120,997,000

Following two years of dramatic year-over-year improvement, the Consumer Lending segment’s net income declined significantly relative to the prior year, totaling $921,000 for 2005. Whereas the previous improvement was achieved through a combination of earning asset growth and related incremental net interest income, along with additional gains on loan sales compared to the prior year, the decline in 2005 was attributable to a substantial increase in noninterest expense which more than offset modest growth in net interest income and rising noninterest income.

The Consumer segment’s earning assets averaged nearly $121 million over the course of 2005, an increase of over 12% over the prior year level. This represented a significant reduction from the nearly 25% growth achieved during 2004. The decline in asset growth can be largely attributed to a reduction in originations of our sales finance (home improvement) loans compared to the prior year. With the decline in earning asset growth relative to the prior year, and the primarily fixed-rate nature of the loans in the portfolio, the Consumer Lending segment’s interest income increased approximately 16% as compared to the prior year. While the segment’s interest income continued to increase, it did so at a lesser rate, as the improvement in 2005 was down significantly from the 34% and 49% growth observed in 2004 and 2003, respectively.

In contrast to interest income, interest expense rose nearly 41% relative to the prior year, based on increases in retail deposit and wholesale funding rates, as well as the cost of the additional funds required to support the growth in earning assets. In 2004, interest expense rose only 4% over 2003, as the impact of reductions in funding rates largely offset the cost of the additional funds required to support the growth in earning assets. The rates on our interest-bearing liabilities declined over the 2002 to 2004 timeframe as our time deposits gradually repriced at lower levels after interest rates fell between 2001 and 2003. However, by the end of the 2004, increases in short-term interest rates had begun to influence the deposit rates offered by our competitors in our local market. The lagged effects of rate increases in 2004 and 2005, combined with intense competition for deposits in our local marketplace, drove the increase in interest expense in 2005. Movements of retail deposit rates tend to lag major interest-rate indices, with deposit rates remaining static as the market indices begin moving, and then continuing to move for some time after the market rates stabilize. Consequently, if short-term rates were to stabilize now after rising for several quarters, we could potentially see deposit rates continue to trend upward in subsequent quarters based on the lagging nature of retail deposit rate movements.

Overall, the Consumer segment’s net interest income rose approximately $411,000, or 7%, from its 2004 level. The segment’s net interest income after provision increased $367,000 relative to 2004.

The segment’s noninterest income exceeded the prior year level by $405,000, an increase of approximately 21%, as growth in service fee income offset a reduction in loan sales relative to prior years.

In our second-quarter 2005 press release, we noted a significant change in our strategy regarding sales of consumer loans. Previously, our plan had been to sell approximately $6 million to $8 million in sales finance loans each quarter, though actual sales in a given quarter could fall above or below this range depending on loan production, market conditions, and other factors. In the second quarter, we elected to change this strategy and substantially reduce our sales of these loans, selling only sufficient volumes to ensure the continuity of the market. Accordingly, our loan sales in the second half of 2005 were well below those for the same period in the prior year. While the reduction in gains on sales negatively impacted our noninterest income, reducing our sales of consumer loans allowed us to retain a greater volume of these higher-yielding assets within our portfolio. At the present time, we are experiencing an increased level of interest in, and favorable opportunities to market, our consumer loans to other institutional investors. Consequently, our expectation is that sales of these loans will likely increase in 2006. We currently anticipate selling $9-$10 million of consumer loans in the first quarter and an additional $7-$9 million in the second quarter. However, given the unpredictability of the level of interest among potential investors, we do not know if the higher sales volumes are likely to extend beyond the second quarter.

Despite the reduction in sales volume, consumer loan sales remained the largest contributor to our loan sale gains, with gains of $820,000 in 2005. While this represented a 43% decline from the gains realized in 2004, our pricing and execution improved relative to last year, as the volume of loans sold declined 50% to $17.9 million.

Offsetting the reduction in gains on loan sales, our servicing fee income earned on the consumer loans serviced for other institutional investors totaled $1,227,000 for 2005, nearly Five times the $250,000 earned in 2004. This increase in consumer loan service fees was attributable in large part to a change in the amortization period assumed for the underlying servicing assets.

Servicing assets are recorded when we sell loans from our portfolio to other investors, and continue to service those loans for the investors following the sale. To determine the fair value of the servicing assets, we utilize a valuation model that calculates the present value of future cash flows for the loans sold based on assumptions which include market discount rates, anticipated prepayment speeds, estimated servicing cost per loan, and other relevant factors. These factors are subject to significant fluctuations, and the estimates used in the models are frequently reviewed and revised based on actual experience and changes in expectations for the future. The calculated value of the servicing rights is then capitalized and amortized in proportion to, and over the period of, estimated future net servicing income.

Based on a review of our assumptions in the first quarter of 2005, we determined that the amortization period for the servicing rights on our consumer loan servicing portfolio was significantly shorter than the term over which these loans would be expected to provide net servicing income. Consequently, we revised the amortization period such that the average life of the amortization schedule would correspond with the average life we were currently observing for the underlying loan portfolio.

More than offsetting the additional net interest and noninterest income, however, was growth in the Consumer segment’s noninterest expenses, which increased $1.3 million, or 23% compared to the prior year, with the most significant growth observed in our credit insurance expense. This additional insurance cost was attributable to growth in insured sales finance loan balances, including both the loans in our portfolio and those serviced for other institutions, as well as a supplemental insurance policy taken out in late 2005 on a seasoned pool of previously insured loans. We expect this expense to continue to increase in the future based on continued growth of insured sales finance loan balances.

Also contributing to the increase in costs relative to the prior year was a decline in the Consumer segment’s FAS 91 benefit. In accordance with current accounting standards, certain costs associated with loan origination are deferred and amortized over the life of each loan, rather than expensed in the current period. Expenses are then reported in the financial statements net of these deferrals. The amount of expense subject to deferral and amortization can vary from one period to the next based upon the number of loans originated, the mix of loan types, and year-to-year changes in “standard loan costs.” In this instance, fewer sales finance loans were originated this year compared to last, and the standard cost associated with each sales finance loan originated in 2005 was lower than the comparable figure for 2004. Consequently, the amount of noninterest expense to be deferred and amortized this year declined relative to 2004, resulting in a higher level of noninterest expense in 2005.

In addition to the increased credit insurance premium expense and reduced FAS 91 benefits, administrative and support costs allocated to this segment contributed to the additional expense. Included in these allocated costs are expenses related to our Consumer Loan Administration and Asset Management departments. The Consumer Loan Administration and Asset Management expenses allocated to this segment have risen based on the increased efforts required to manage the growing sales finance portfolio, including those loans serviced for others.

Residential Lending

Year	Net Income/ (Loss)	Return on Equity	Average Earning Assets
2003	$2,014,000	27.4%	$192,578,000
2004	2,700,000	25.2%	271,665,000
2005	3,641,000	26.6%	332,247,000

Net income for the Residential Lending segment totaled $3,641,000 in 2005, representing a 35% increase over the prior year, which in turn represented a 34% improvement over the segment’s 2003 net income. The increase in net income resulted from growth in net interest and noninterest income, as well as a reduction in the provision for loan loss. These improvements were, however, partly offset by rising operating expenses.

The Residential segment has been the largest contributor to our earning asset growth in recent years, with its average level of earning assets growing 41% and 22% over prior year levels for 2004 and 2005, respectively. With these additional assets and the rise in interest-rate indexes to which the loan rates are tied, interest income earned on the portfolio increased 34% from 2003 to 2004, and 37% from 2004 to 2005.

Following a year-over-year increase of 26% in 2004, the Residential segment’s interest expense rose nearly 57% relative to the prior year due to the rising retail deposit and wholesale funding rates mentioned earlier, as well as the cost of the additional funds required to support the earning asset growth. The increase in funding costs, combined with the segment’s provision for loan loss, reduced the overall increase in the segment’s net interest income after provision to approximately 26% over the prior year level, down from a 38% year-over-year increase in 2004.

The Residential Lending segment’s noninterest income rose $470,000, or nearly 55%, based largely on higher loan fees, particularly prepayment fees, as well as a high level of loan sale gains in the fourth quarter of the year. We believe that a flattening of the yield curve, which resulted from rising short-term interest rates and relatively static longer-term interest rates, and increased competition from other lenders contributed to the higher level of loan payoffs and prepayment fees in 2005. The flattening of the yield curve reduced the rate differential between short- and long-term financing costs and provided a financial incentive for borrowers with short-term or adjustable-rate loans to refinance with long-term fixed rates. Increased competition among lenders in our local market further accelerated loan payoffs, as this competition frequently resulted in lenders offering borrowers the opportunity to refinance at unusually low margins. Given the uncertainties regarding interest rates and the behaviors of borrowers and other lenders in the marketplace, we do not believe we can predict the level of prepayment fees in future quarters with any reasonable degree of accuracy.

Gains on residential loan sales rose 139% relative to 2004, increasing $203,000, due in large part to a sale of approximately $5.4 million in “interest only” (IO) residential mortgages. As we consider this IO sale to be a unique transaction, rather than indicative of any future trend in loan sales, it is our expectation that gains on residential loan sales will return to historical levels in future quarters.

Partially offsetting this year’s income growth was a $1.4 million, or 24% increase in the Residential segment’s noninterest expense. Among the segment’s direct expenses, the most significant contribution to the increase was additional compensation expense, including higher loan officer commissions driven by increased loan production volumes. Also contributing to the additional expense in 2005 were rising allocations of administrative and other costs. The administrative costs include expenses for both general corporate activities, which are allocated to all the business segments, as well as loan servicing and administration costs attributable to the Residential Lending segment’s originations and portfolio management. Other allocated expenses included expenses incurred at the banking centers and allocated to the Residential Lending segment. These allocations have increased with the growth of the Residential segment.

Business Banking Lending

Year	Net Income/ (Loss)	Return on Equity	Average Earning Assets
2003	$99,000	1.5%	$87,423,000
2004	(424,000)	(5.1)%	108,138,000
2005	77,000	0.74%	131,702,000

Our Business Banking segment is one of the newer business lines in which we have invested, and will continue to invest our resources with the eventual goal of achieving our targeted 15% return on equity and consistent year-over-year earnings growth. At this time, these results have not yet been achieved, nor do we anticipate reaching these goals in 2006. However, Business Banking attracts low-cost core deposits, which help reduce our overall cost of funds, brings diversification to our portfolio of earning assets, and will potentially generate long-term relationship-banking opportunities and additional sources of noninterest income.

The Business Banking segment’s net interest income after provision for loan losses rose $1.7 million, or 41%, over 2004, a significant improvement over the 11% year-over-year growth observed from 2003 to 2004. Business Banking’s 41% improvement was also the highest percentage net interest income increase among our four business lines, and the second highest dollar increase behind the Residential Lending segment. Like the Consumer and Residential segments, the Business Banking segment succeeded in building incremental assets over the prior year, with earning assets averaging nearly $132 million in 2005, an increase of nearly 22% over the prior year. This level of asset growth was consistent with the nearly 24% year-over-year growth observed in 2004.

In addition to the earning asset growth, the prevalence of prime-based loans in the business banking portfolio also contributed to the improvement in interest income. The majority of the adjustable-rate loans in our portfolio reprice according to contractually defined schedules, typically on an annual basis. The rates on prime-based loans, on the other hand, typically adjust in response to any change in the prime rate. Consequently, these loans reprice within days of any change to the index, rather than at a specified reset date potentially months into the future, and may reprice on several occasions over the course of the year, as was the case for both 2004 and 2005.

The Business Banking segment’s noninterest income rose $148,000, or 31%, over the 2004 level, driven by a gain on the sale of a commercial real estate credit that included both the construction financing as well as the permanent mortgage to refinance that loan following the completion of construction. Given the unique nature of this transaction, we cannot predict the probability that similar deals could occur in the future. Also contributing to the segment’s noninterest income growth has been the expansion of the Business Banking segment’s deposit base, measured by both total deposit balances as well as the number of open accounts. Fee income earned on these additional deposits has contributed to the improvement in noninterest income, and is expected to generate additional noninterest income for the segment in the future.

Partially offsetting the growth in net interest and noninterest income was an additional $1.1 million in noninterest expense relative to the prior year. The primary drivers of the additional noninterest expense were increases in expenses from our retail banking centers and other administrative departments allocated to the Business Banking segment, as well as compensation and marketing expenses. The expenses from our retail banking centers allocated to the Business Banking segment have increased largely as a result of the strong growth of our business checking and other commercial deposit accounts. The additional compensation expense was due, in large part, to a return to a more normal level of loan officer commissions this year, compared to a below average level of expense in 2004.

Income Property Lending

Year	Net Income/ (Loss)	Return on Equity	Average Earning Assets
2003	$5,949,000	21.0%	$431,924,000
2004	5,721,000	19.6%	438,968,000
2005	5,680,000	19.3%	414,804,000

The Income Property segment’s 2005 net income continued the gradual downward trend of recent years, with relatively modest changes impacting net interest income, noninterest income, and noninterest expense.

The segment’s net interest income after provision for loan loss declined $266,000, or 2%, based on interest income growth of 9% and a 28% increase in interest expense. Unlike our other business segments, the Income Property segment did not benefit from year-over-year earning asset growth, and instead saw its average earning assets for the year fall to $415 million, a decline of nearly 6% relative to the prior year. The decline was largely attributable to a high level of prepayments on the loan portfolio, likely motivated by the same factors described earlier in the Residential segment section.

Noninterest income for the Income Property segment rose $79,000, or 8%, relative to 2004, based on substantially higher levels of prepayment penalties and brokered loan fees compared to the prior year. We believe the increase in prepayment fees can be attributed to the same interest rate environment and competitive factors previously described in the review of the Residential Lending segment, while the increase in brokered loan fees was the result of returning to a more normal level of loan brokerage activity in 2005 following an absence of such in 2004.

In several of our 2005 press releases, we noted that we had experienced increased interest in, and opportunities for, sales of participations in our commercial real estate loans. Consequently, we added that we were considering the merits of expanding our commercial real estate loan sales and potentially originating credits with the intent to sell, rather than retain the loans in our portfolio. While the volume of commercial real estate loans sold in 2005 represented a significant decline from the prior year’s sales activity, we would note that the 2005 sales volume does not reflect a decision against expanding our commercial real estate loan sales. Instead, we still regard an increase in such sales as likely in 2006. Commercial real estate loan transactions, particularly those that are candidates for sales of participations to other institutions, tend to be larger-dollar credits and unpredictable in their timing and frequency of occurrence. As a result, the volumes of commercial real estate loans sold, and gains thereon, can be expected to vary considerably from one quarter to the next depending on the timing of the loan and sales transactions.

In contrast to the other business segments, noninterest expense for the Income Property segment exhibited modest reductions compared to the prior year, declining $139,000, or 2% for 2005. This followed a decline of $51,000, or 1%, from 2003 to 2004. As noted above, the asset growth exhibited by the other business lines was not observed with the Income Property segment, which instead saw its balances decline as the other business lines grew their operations and became larger components of our overall asset mix. Consequently, for a number of different expenses that we allocate out to the business segments, such as banking center and administrative costs, the percentages allocated to other business lines increased over the prior year with their growing activity and asset balances, thus reducing the percentage allocated to the Income Property segment.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
First Mutual Bancshares, Inc. and Subsidiary

We have audited the accompanying consolidated statement of financial condition of First Mutual Bancshares, Inc. and Subsidiaries (Company) as of December 31, 2005 and 2004, and the related consolidated statements of operations, stockholders’ equity and comprehensive income, and cash flows for the three years in the period ended December 31, 2005. We also have audited management’s assessment included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting that the Company maintained effective internal control over financial reporting as of December 31, 2005, based on criteria established in the Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on these financial statements, an opinion on management’s assessment, and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A Company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and Directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of First Mutual Bancshares, Inc. and Subsidiaries as of December 31, 2005 and 2004, and the results of their operations and cash flows for each of the three years ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, management’s assessment that First Mutual Bancshares, Inc. and Subsidiaries maintained effective internal control over financial reporting as of December 31, 2005, is fairly stated, in all material respects, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Furthermore, in our opinion, First Mutual Bancshares, Inc. and Subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Everett, Washington
March 10, 2006

FIRST MUTUAL BANCSHARES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

ASSETS

	December 31,
	2005	2004
Cash and cash equivalents: Interest-earning deposits	$1,229,176	$309,125
Noninterest-earning demand deposits and cash on hand	24,551,436	13,536,316
	25,780,612	13,845,441
Mortgage-backed and other securities available-for-sale (AFS)	114,450,342	124,224,683
Loans receivable, held-for-sale	14,683,507	10,064,155
Mortgage-backed and other securities held-to-maturity (HTM), fair value of $6,970,890 and $7,826,994	6,966,295	7,719,542
Loans receivable	878,066,241	808,642,531
Reserve for loan losses	(10,069,020)	(9,300,854)
Loans Receivable, net	867,997,221	799,341,677
Accrued interest receivable	5,350,493	4,300,131
Servicing assets	1,865,698	1,525,085
Land, buildings, and equipment, net	33,483,998	27,994,532
Federal Home Loan Bank (FHLB) stock, at cost	13,122,300	12,918,700
Other assets	2,464,369	1,849,401
Total assets	$1,086,164,835	$1,003,783,347

See accompanying notes.

FIRST MUTUAL BANCSHARES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION (Continued)

LIABILITIES AND STOCKHOLDERS’ EQUITY

	December 31,
	2005	2004
Liabilities: Deposits: Money market deposit and checking accounts	$263,444,641	$254,435,583
Savings	8,053,510	8,434,423
Time deposits	489,222,486	412,498,902
Total deposits	760,720,637	675,368,908
Drafts payable	733,773	377,814
Accounts payable and other liabilities	15,706,624	14,106,402
Advance payments by borrowers for taxes and insurance	1,671,496	1,676,175
Federal Home Loan Bank (FHLB) advances	225,705,005	234,206,775
Other advances	4,600,000	1,600,000
Junior subordinated long-term debentures	17,000,000	17,000,000
Total liabilities	1,026,137,535	944,336,074
Stockholders’ equity: Common stock, $1 par value; authorized, 30,000,000 shares; issued and outstanding, 5,296,810 and 5,288,489 shares, respectively	5,296,810	5,288,489
Additional paid-in capital	45,288,791	45,595,319
Retained earnings	10,877,529	9,220,450
Accumulated other comprehensive income/ (loss): Unrealized (loss) on securities available-for-sale and interest rate swap, net of federal income tax	(1,435,830)	(656,985)
Total stockholders’ equity	60,027,300	59,447,273
	$1,086,164,835	$1,003,783,347

See accompanying notes.

FIRST MUTUAL BANCSHARES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

	Years Ended December 31,
	2005	2004	2003
INTEREST INCOME: Loans receivable	$61,623,627	$50,195,027	$45,487,357
Interest on AFS securities	4,949,968	4,030,836	2,824,565
Interest on HTM securities	391,925	418,054	631,236
Interest other	397,105	482,774	718,375
	67,362,625	55,126,691	49,661,533
INTEREST EXPENSE: Deposits	18,191,383	12,292,125	11,984,052
FHLB and other advances	8,987,941	6,800,388	6,939,660
	27,179,324	19,092,513	18,923,712
Net interest income	40,183,301	36,034,178	30,737,821
PROVISION FOR LOAN LOSSES:	1,500,000	1,565,000	1,150,000
Net interest income after provision for loan losses	38,683,301	34,469,178	29,587,821
NONINTEREST INCOME: Servicing fees, net of amortization	1,299,620	313,988	69,431
Gain on sales of loans	1,440,571	1,757,032	984,063
Gain on sales of investments	—	70,870	662,564
Fees on deposit services	629,854	571,216	516,107
Other	1,984,916	1,538,770	1,430,788
Total noninterest income	5,354,961	4,251,876	3,662,953
NONINTEREST EXPENSE: Salaries and employee benefits	16,200,309	14,261,840	12,454,918
Occupancy	3,512,255	2,786,407	2,443,363
Other	8,624,826	7,566,223	5,619,620
Total noninterest expense	28,337,390	24,614,470	20,517,901
Income before provision for federal income taxes	15,700,872	14,106,584	12,732,873
PROVISION FOR FEDERAL INCOME TAXES: Current	5,383,223	4,270,771	3,523,860
Deferred	(1,000)	548,000	813,275
	5,382,223	4,818,771	4,337,135
NET INCOME	$10,318,649	$9,287,813	$8,395,738

See accompanying notes.

FIRST MUTUAL BANCSHARES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (Continued)

	Years Ended December 31,
	2005	2004	2003
PER SHARE DATA Basic earnings per common share	$1.94	$1.76	$1.62
Earnings per common share assuming dilution	$1.86	$1.68	$1.57
WEIGHTED AVERAGE SHARES OUTSTANDING	5,314,616	5,264,412	5,179,627
WEIGHTED AVERAGE SHARES OUTSTANDING INCLUDING DILUTIVE STOCK OPTIONS	5,542,779	5,513,658	5,352,960

See accompanying notes.

FIRST MUTUAL BANCSHARES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY AND COMPREHENSIVE INCOME

					Accumulated
					Other
			Additional		Comprehensive
	Common Stock		Paid-In	Retained	Income
	Shares	Amount	Capital	Earnings	(Loss)	Total
BALANCE, December 31, 2002	4,247,166	$4,247,166	$24,028,610	$15,214,220	$793,841	$44,283,837
Comprehensive income:
Net income				8,395,738		8,395,738
Other comprehensive income/(loss), net of tax:
Unrealized (loss) on securities available-for-sale					(1,294,797)	(1,294,797)
Unrealized gain on interest rate swap					87,186	87,186
Total comprehensive income						7,188,127
Options exercised, including tax benefit of $219,124	53,040	53,040	571,618			624,658
Issuance of stock through employees’ stock plans	1,386	1,386	23,617			25,003
10% stock dividend	428,101	428,101	9,054,336	(9,482,437)		—
Cash dividend declared ($0.28 per share)				(1,294,869)		(1,294,869)
BALANCE, December 31, 2003	4,729,693	4,729,693	33,678,181	12,832,652	(413,770)	50,826,756
Comprehensive income:
Net income				9,287,813		9,287,813
Other comprehensive income/(loss), net of tax:
Unrealized (loss) on securities available-for-sale					(414,879)	(414,879)
Unrealized gain on interest rate swap					171,664	171,664
Total comprehensive income						9,044,598
Options exercised, including tax benefit of $337,052	80,697	80,697	1,138,303			1,219,000
Issuance of stock through employees’ stock plans	2,019	2,019	47,992			50,011
10% stock dividend	476,080	476,080	10,730,843	(11,206,923)		—
Cash dividend declared ($0.32 per share)				(1,693,092)		(1,693,092)
BALANCE, December 31, 2004	5,288,489	5,288,489	45,595,319	9,220,450	(656,985)	59,447,273
Comprehensive income:
Net income				10,318,649		10,318,649
Other comprehensive income/(loss), net of tax:
Unrealized (loss) on securities available-for-sale					(945,014)	(945,014)
Unrealized gain on interest rate swap					166,169	166,169
Total comprehensive income						9,539,804
Options exercised, including tax benefit of $478,492	148,511	148,511	1,763,597			1,912,108
Retirement of shares repurchased	(144,036)	(144,036)	(2,166,275)	(1,343,882)		(3,654,193)
Issuance of stock through employees’ stock plans	3,846	3,846	96,150			99,996
Cash dividend declared ($1.38 per share)				(7,317,688)		(7,317,688)
BALANCE, December 31, 2005	5,296,810	$5,296,810	$45,288,791	$10,877,529	$(1,435,830)	$60,027,300

See accompanying notes.

FIRST MUTUAL BANCSHARES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,
	2005	2004	2003
OPERATING ACTIVITIES: Net income	$10,318,649	$9,287,813	$8,395,738
Adjustments to reconcile net income to net cash from operating activities: Provision for loan losses	1,500,000	1,565,000	1,150,000
Depreciation and amortization	1,732,576	1,385,604	1,109,746
Deferred loan origination fees, net of accretion	(121,537)	68,237	(1,375,998)
Amortization of servicing assets	952,704	871,725	98,277
Gain on sales of loans	(1,440,571)	(1,757,032)	(984,063)
Gain on sale of repossessed real estate and other assets	—	(5,452)	(23,515)
Gain on sale of securities available-for-sale	—	(70,870)	(662,564)
FHLB stock dividends	(52,900)	(338,800)	(592,300)
Deferred federal income taxes	1,000	(548,000)	(813,275)
Changes in operating assets and liabilities: Loans receivable held-for-sale	(4,619,352)	79,164	2,555,685
Accrued interest receivable	(1,050,362)	(651,099)	(213,689)
Other assets	(83,249)	259,171	(1,051,794)
Drafts payable	355,959	20,558	(11,778)
Accounts payable and other liabilities	(3,835,999)	378,278	6,839,874
Advance payments by borrowers for taxes and insurance	(4,679)	(51,170)	(70,888)
Federal income taxes	(444,660)	1,232,044	1,074,577
Net cash provided by operating activities	3,207,579	11,725,171	15,424,033
INVESTING ACTIVITIES: Loan originations	(454,150,263)	(365,831,641)	(331,091,827)
Loan principal repayments	349,147,077	271,246,047	203,551,451
Increase in undisbursed loan proceeds	36,145,078	9,282,872	29,612,514
Principal repayments and redemptions on mortgage- backed and other securities	20,406,369	25,840,035	36,931,131
Purchase of securities held-to-maturity	(1,015,435)	(1,126,983)	(1,098,881)
Purchase of securities available-for-sale	(10,235,677)	(72,897,074)	(75,710,656)
Purchase of premises and equipment	(7,178,708)	(5,146,784)	(14,326,118)
Purchase of FHLB stock	(150,700)	(1,544,400)	—
Proceeds from sale of securities	—	2,228,958	25,442,072
Proceeds from sale of real estate held-for-sale	—	116,275	282,354
Net cash (used) by investing activities	(67,032,259)	(137,832,695)	(126,407,960)

See accompanying notes.

FIRST MUTUAL BANCSHARES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

	Years Ended December 31,
	2005	2004	2003
FINANCING ACTIVITIES: Net increase in deposit accounts	68,322,366	80,056,903	75,175,800
Interest credited to deposit accounts	17,029,363	11,421,357	11,345,229
Proceeds from junior subordinated long-term debentures (trust preferred securities)			8,000,000
Issuance of stock through employees’ stock plan	99,996	50,011	25,003
Proceeds from advances	960,624,500	983,802,196	490,921,754
Repayment of advances	(966,126,270)	(942,138,299)	(481,172,773)
Dividends paid	(1,969,527)	(1,548,206)	(1,261,092)
Proceeds from exercise of stock options	1,433,616	881,948	405,534
Repurchase/retirement of common stock	(3,654,193)	—	—
Net cash provided by financing activities	75,759,851	132,525,910	103,439,455
NET INCREASE/ (DECREASE) IN CASH AND CASH EQUIVALENTS	11,935,171	6,418,386	(7,544,472)
CASH AND CASH EQUIVALENTS Beginning of year	13,845,441	7,427,055	14,971,527
End of year	$25,780,612	$13,845,441	$7,427,055
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION Loans originated for sale in the secondary market	$71,831,162	$103,885,786	$93,272,670
Loans originated for investment activities	$454,150,263	$365,831,641	$331,091,827
Proceeds from sale of loans held-for-sale	$67,211,810	$103,964,950	$95,828,355
Cash paid during the year for: Interest	$26,823,867	$18,778,254	$19,121,039
Income taxes	$4,928,013	$3,931,000	$3,849,000

See accompanying notes.

FIRST MUTUAL BANCSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Summary of Significant Accounting Policies

Principles of Consolidation and Basis of Presentation — The consolidated financial statements include the accounts of First Mutual Bancshares, Inc. and its wholly-owned subsidiaries, First Mutual Bank and First Mutual Services, Inc. (collectively, the Company). All significant intercompany transactions have been eliminated. Certain reclassifications have been made to the 2004 and 2003 financial statements to conform to the 2005 presentation.

Nature of Operations — First Mutual Bancshares, Inc. and Subsidiaries (the Company), a Washington corporation, is a financial holding company primarily engaged in the business of planning, directing, and coordinating the activities of its wholly-owned banking subsidiary, First Mutual Bank (formerly First Mutual Savings Bank). On October 26, 1999, First Mutual Savings Bank converted into the holding company form of ownership in a tax-free reorganization. In the reorganization, First Mutual Savings Bank changed its name to First Mutual Bank and became the wholly-owned banking subsidiary of the Company. Subsequently, on June 11, 2000, the Federal Reserve Bank of San Francisco approved the election for First Mutual Bancshares, Inc. to become a financial holding company. First Mutual Bank is also referred to as the “Bank” in this report.

First Mutual Capital Trust I was formed in June 2002 for the exclusive purpose of issuing trust preferred securities and common securities and using the $9.0 million in proceeds from the issuance to repurchase and retire common stock of the Company.

First Mutual Capital Trust II was formed in January 2003 for the exclusive purpose of issuing trust preferred securities and common securities and using the $4.0 million in proceeds from the issuance to partially fund the purchase of First Mutual Center and to fund future asset growth.

First Mutual Statutory Trust III was formed in December 2003 for the exclusive purpose of issuing trust preferred securities and common securities and using the $4.0 million in proceeds from the issuance to fund future growth.

The Bank is a community-oriented bank offering a variety of products to retail customers while concentrating its lending activities on residential, consumer, commercial real estate, and business loans. The Bank conducts business from its corporate office in Bellevue, Washington, its 12 banking centers in the greater Puget Sound area, and a multi-state sales finance division with an office in Jacksonville, Florida. The Bank accepts deposits from the general public, provides lending services to citizens of Washington, Oregon, and Idaho and others consumer home improvement loans to borrowers in 42 states.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the balance sheet date. Changes in these estimates and assumptions are considered reasonably possible and may have a material impact on the financial statements.

Material estimates that are particularly susceptible to significant changes relate to the determination of the allowance for loan losses, the value of servicing assets, credit insurance premiums payable, amortization of deferred loan fees/costs, deferred taxes, and the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans. In connection with the determination of the allowance for loan losses and the valuation of foreclosed assets held-for-sale, management obtains independent appraisals for significant properties when needed.

Cash and Cash Equivalents — For purposes of the consolidated statements of cash flows, all deposits and investment securities with an original term to maturity of three months or less are considered to be cash equivalents. We place our cash with high-credit-quality institutions. The amount on deposit fluctuates and at times exceeds the insured limit by the U.S. Federal Deposit Insurance Corporation, which potentially subjects the Bank to credit risk.

FIRST MUTUAL BANCSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Securities — Securities are classified at acquisition into one of three categories: held-to-maturity, available-for-sale or held-for-trading. Debt securities that management has the positive intent and ability to hold to maturity are classified as “held-to-maturity” and recorded at amortized cost. Securities not classified as held-to-maturity or trading, including equity securities with readily determinable fair values, are classified as “available-for-sale” and recorded at fair value, with unrealized gains and losses excluded from earnings and reported in other comprehensive income. There were no securities classified as held-for-trading during 2005, 2004, and 2003.

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

Federal Home Loan Bank (FHLB) Stock — Our investment in FHLB stock is carried at par value ($100 per share), which reasonably approximates its fair value. During 2002, the FHLB revised its capital structure from the issuance of one class of stock to two, B (1) and B (2) stock. B (1) stock can be sold back to the FHLB at cost, but is restricted as to purchase, sale, and redemption. Class B (2) is not a required investment for institutions and is not restricted to purchase and sale, but has the same redemption restrictions as class B (1) stock. Included in the balance sheet as of December 31, 2005 and 2004, we have $13.1 million and $12.9 million of class B (1) stock, respectively. We held no class B (2) stock in either year.

Loans Held-For-Sale — Loans originated and held-for-sale are carried at the lower of aggregate cost or estimated fair value. Net unrealized losses on loans receivable held-for-sale are recognized in a valuation allowance by charges to operations. Gains and losses on the sale of loans are based on the specific identification method.

Loans — The Bank grants mortgage, commercial, and consumer loans to customers. A substantial portion of the loan portfolio is represented by real estate loans throughout Washington, Oregon, and Idaho. The ability of our debtors to honor their contracts is dependent upon the real estate and general economic conditions in this area.

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off generally are reported at their outstanding unpaid principal balances adjusted for charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized as an adjustment of the related loan yield using the interest method or the straight-line method of amortization. Remaining net deferred fees/costs related to loans sold are recognized in income at the time the loans are sold.

The accrual of interest on mortgage and commercial loans is discontinued at the time the loan is 90 days past due unless the credit is well-secured and in process of collection. Consumer loans are typically charged-off no later than 120 days past due. Past due status is based on the contractual terms of the loan. In all cases, loans are placed on non-accrual or charged-off at an earlier date if collection of principal or interest is considered doubtful.

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

FIRST MUTUAL BANCSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Allowance for Loan Losses — The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and the Audit Committee of the Board of Directors and is based upon management’s periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower’s ability to repay, estimated value of any underlying collateral, and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revisions as more information becomes available.

The allowance consists of specific, general, and unallocated components. The specific component relates to loans that are classified as doubtful, substandard, or special mention. For such loans that are also classified as impaired, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan. The general component covers non-classified loans and is based on historical loss experience adjusted for qualitative factors. An unallocated component is maintained to cover any uncertainties that could affect management’s estimate of probable losses. The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating specific and general losses in the portfolio.

A loan is considered impaired when, based upon current information and events, it is probable that we will be unable to collect the scheduled payments of principal and interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines that significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the reasons for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan-by-loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

Large groups of smaller balance, homogeneous loans are collectively evaluated for impairment. Accordingly, we do not separately identify individual consumer loans for impairment disclosures, unless such loans are the subject of a restructuring agreement.

Foreclosed Assets — Assets acquired through, or in lieu of, loan foreclosures are held-for-sale and are recorded at the lower of cost or fair value at the date of foreclosure. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of carrying amount or fair value less cost to sell. Revenue and expenses from operations and changes in the valuation allowance are included in net expenses from foreclosed assets. The amounts that will ultimately be recovered from foreclosed assets may differ substantially from the carrying value of the assets because of future market factors beyond management’s control.

Servicing Assets — Originated servicing assets are recorded when loans are originated and subsequently sold or securitized (and held as available-for-sale securities) with the servicing rights retained. A portion of the cost of originating the loan is allocated to the servicing asset based on relative fair value. Fair value is based on market prices for comparable servicing contracts, when available, or alternatively, is based on a valuation model that calculates the present value of future cash flows. Assumptions used in the valuation model include market discounts rates and anticipated prepayment speeds. The prepayment speeds are based

FIRST MUTUAL BANCSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

on loan prepayment forecasts derived from the consensus of investment banking firms as reported by online, fixed-income quotation systems.

The one exception to this practice is for servicing assets that result from a sale of sales finance loans of which we use actual prepayment experience due to the fact that no online quotation system is available for these types of loans. In addition, estimates of the cost of servicing per loan, an inflation rate, ancillary income per loan, and default rates are used. The cost relating to the servicing rights is capitalized and amortized into noninterest income in proportion to, and over the period of, estimated future net servicing income. Amounts capitalized are recorded at cost, net of accumulated amortization and valuation allowance.

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

Land, Buildings, and Equipment — Premises and equipment are stated at cost, less accumulated depreciation. Depreciation is computed on the straight-line method over the estimated useful lives as follows:

Buildings and improvements	10 to 40 years
Leasehold improvements	5 to 20 years
Furniture, fixtures and equipment	1 to 5 years

We follow the policy of capitalizing expenditures for betterments and major renewals and expensing ordinary maintenance and repairs as incurred.

Stock-Based Compensation Plans — Statement of Financial Accounting Standards (SFAS) No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure, became effective for financial statements for fiscal years ending after December 15, 2002. The accounting standard amends APB Opinion No. 28, Interim Financial Reporting and SFAS No. 123, Accounting for Stock-Based Compensation, to require prominent disclosure about the effects on reported net income of an entity’s accounting policy decisions with respect to stock-based compensation and to require disclosures about those effects in interim financial information. Management has elected to continue to use the intrinsic value method of accounting until January 2006 when SFAS No. 123 (R) goes into effect.

On December 16, 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 123 (revised 2004), Share-Based Payment, which is a revision of SFAS No. 123, Accounting for Stock-Based Compensation. Statement 123 (R) supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and amends SFAS No. 95, Statement of Cash Flows. Generally, the approach in Statement 123 (R) is similar to the approach described in Statement 123. However, Statement 123 (R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. We adopted Statement 123(R) on January 1, 2006 using the modified retrospective method, restating all prior periods.

As permitted by Statement 123, we currently account for share-based payments to employees using the intrinsic value method allowed under Opinion No. 25 and, as such, generally recognize no compensation cost for employee stock options. Accordingly, the adoption of Statement 123 (R)’s fair value method will have an impact on our results of operations, although it will have no impact on our overall financial position. The impact of adoption of Statement 123 (R) is expected to be similar to the pro forma expense amount for 2005, but it will depend on levels of share-based payments granted in the future. Statement 123 (R) also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow,

FIRST MUTUAL BANCSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

rather than as an operating cash flow. This requirement will reduce net operating cash flows and increase net financing cash flows in periods after adoption. While we cannot estimate what those amounts will be in the future (because they depend on, among other things, when employees exercise stock options), the amount of operating cash flows recognized in prior periods for such excess tax deductions were $92,000, $87,000, and $13,000 in 2005, 2004, and 2003, respectively.

At December 31, 2005, we had four stock-based employee/director compensation plans, which are described more fully in Note 18. The plans are accounted for under the recognition and measurement principles of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. No stock-based employee or director compensation cost is reflected in net income, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net income and earnings per share if the fair value recognition provisions of SFAS No. 123, Accounting for Stock-Based Compensation, had been adopted.

	Years Ended December 31,
	2005	2004	2003
Net income, as reported	$10,318,649	$9,287,813	$8,395,738
Deduct: Total stock-based employee/director compensation expense determined under fair value based method for all awards, net of related tax effects	(569,555)	(445,047)	(327,461)
Pro forma net income	$9,749,094	$8,842,766	$8,068,277
Earnings per share: Basic — as reported	$1.94	$1.76	$1.62
Basic — pro forma	$1.83	$1.68	$1.56
Diluted — as reported	$1.86	$1.68	$1.57
Diluted— pro forma	$1.77	$1.60	$1.51
Weighted average shares outstanding: Basic	5,314,616	5,264,412	5,179,627
Diluted	5,542,779	5,513,658	5,352,960

Income taxes — We file a consolidated tax return which includes income earned by our subsidiaries. We account for income taxes on the liability method. The liability method recognizes the amount of tax currently payable and deferred at the date of the financial statements as a result of all events that have been recognized in the financial statements, as measured by the provisions of current enacted tax laws and rates.

Advertising costs — Advertising costs were expensed as incurred. Advertising expenses were $1.2 million, $1.1 million, and $918,000 for the years ended December 31, 2005, 2004, and 2003, respectively.

Interest Rate Risk Management — Management may hedge certain transactions with purchased option contracts and forward sales commitments. Net gains or losses on these options are considered in the calculation of the lower of cost or fair value for loans receivable held-for-sale.

We utilized an interest rate swap agreement in order to fix the interest rate on the trust preferred securities. In June 2002, we entered into a swap agreement with the FHLB in connection with the $9 million of trust preferred securities that was issued. Under the terms of the agreement, we receive the equivalent of three-month LIBOR (London Interbank Offering Rate) and pay the FHLB a fixed rate of interest equal to the Five-year swap curve. This arrangement is considered an effective cash flow hedge under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. As a result, the interest paid and received is reflected in earnings while the changes in fair value of the swap are reported in comprehensive income.

FIRST MUTUAL BANCSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Interest rate swaps are contracts in which a series of interest rate flows are exchanged over a prescribed period. The notional amount on which the interest payments are based is not exchanged.

Under SFAS No. 133 the effective portion of the gain or loss on a derivative designated and qualifying as a cash flow hedging instrument is initially reported as a component of other comprehensive income and subsequently reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. The ineffective portion of the gain or loss on the derivative instruments, if any, is recognized currently in earnings.

Interest rate derivative financial instruments receive hedge accounting treatment only if they are designated as a hedge and are expected to be, and are, effective in substantially reducing interest rate risk arising from the assets and liabilities identified as exposing the Bank to risk. Those derivative financial instruments that do not meet the hedging criteria would be classified as trading activities and would be recorded at fair value with changes in fair value recorded in income. Derivative hedge contracts must meet specific effectiveness tests (i.e., over time the change in their fair values due to the designated hedge risk must be within 80 to 125 percent of the opposite change in the fair values of the hedged assets or liabilities). Changes in fair value of the derivative financial instruments must be effective at offsetting changes in the fair value of the hedged items due to the designated hedge risk during the term of the hedge. Further, if the underlying financial instrument differs from the hedged asset or liability, there must be a clear economic relationship between the prices of the two financial instruments. If periodic assessment indicates derivatives no longer provide an effective hedge, the derivatives contracts would be closed out and settled or classified as a trading activity.

In accordance with SFAS 133, as amended, hedges of variable-rate debt are accounted for as cash flow hedges, with changes in fair value recorded in derivative assets or liabilities and other comprehensive income. The net settlement (upon close out or termination) that offsets changes in the value of the hedged debt is deferred and amortized into net interest income over the life of the hedged debt. The portion, if any, of the net settlement amount that did not offset changes in the value of the hedged asset or liability is recognized immediately in noninterest income.

Cash flows resulting from the derivative financial instruments that are accounted for as hedges of assets and liabilities are classified in the cash flow statement in the same category as the cash flows of the items being hedged.

Rate Lock Commitments — We enter into commitments to originate loans whereby the interest rate on the loan is determined prior to funding (rate lock commitments). Rate lock commitments on mortgage loans that are intended to be sold are considered to be derivatives. Accordingly, such commitments, along with any related fees received from potential borrowers, are recorded at fair value with the changes in fair value recorded in the net gain or loss on sale of mortgage loans.

Transfer of Financial Assets — Transfers of financial assets are accounted for as sales when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Bank, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferring assets, and (3) we do not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Comprehensive Income — Comprehensive income is comprised of net income and other comprehensive income. Other comprehensive income includes items previously recorded directly to equity, such as unrealized gains and losses on securities available-for-sale and unrealized gains and losses on the interest rate swap, net of tax. Comprehensive income is presented in the consolidated statement of shareholders’ equity.

FIRST MUTUAL BANCSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Off-Balance Sheet Credit Related Financial Instruments — In the ordinary course of business, we enter into commitments to extend credit, including commitments under commercial letters of credit and standby letters of credit. These financial instruments are not recorded until they are funded.

Earnings per share (EPS) data — Basic and diluted EPS are presented in the income statement. Basic EPS is computed by dividing net income by the weighted average number of shares outstanding during the year. Diluted EPS reflects the potential dilutive effect of stock options and is computed by dividing net income by the weighted average number of shares outstanding during the year, plus the dilutive common shares that would have been outstanding had the stock options been exercised. A reconciliation of the numerator and denominator used for the basic EPS to the numerator and denominator used for the diluted EPS is provided in Note 14.

Note 2— Reserve Balances

Included in Cash and Cash Equivalents are legally reserved amounts which are required to be maintained on an average basis in the form of cash and balances due from the Federal Reserve Bank. Average reserve balances were $4.5 million, $2.4 million, and $472,000 for the years ended December 31, 2005, 2004, and, 2003, respectively.

Note 3— Mortgage-Backed and Other Securities Available-for-Sale

The amortized cost and estimated fair value of securities available-for-sale at December 31, 2005 and 2004 are summarized as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses < 1 Year	Gross Unrealized Losses > 1 Year	Estimated Fair Value
December 31, 2005:
Freddie Mac securities	$16,639,949	$15,285	$60,164	$485,345	$16,109,725
Fannie Mae securities	38,209,406	28,119	334,933	672,624	37,229,968
Ginnie Mae securities	43,632,279	2,673	340,680	172,152	43,122,120
US treasury and agency securities	18,207,150	—	123,328	95,293	17,988,529
	$116,688,784	$46,077	$859,105	$1,425,414	$114,450,342
December 31, 2004:
Freddie Mac securities	$19,127,613	$48,719	$173,913	$115,062	$18,887,357
Fannie Mae securities	39,095,463	75,726	87,354	308,837	38,774,998
Ginnie Mae securities	48,839,639	38,712	270,022	—	48,608,329
US treasury and agency securities	17,946,544	57,76 1	50,306	—	17,953,999
	$125,009,259	$220,918	$581,595	$423,899	$124,224,683

Certain investment securities shown above currently have fair values less than amortized cost and therefore contain unrealized losses. We have evaluated these securities and have determined that the decline in value is temporary and is related to the change in market interest rates since purchase. The decline in value is not related to any company or industry specific event. We evaluate the securities portfolio for other-than-temporary impairment on a quarterly basis and more frequently when economic or market concerns warrant such evaluations. Consideration is given to (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) our intent and ability to retain our investment in the issuer for a period of time sufficient to allow for any anticipated recovery

FIRST MUTUAL BANCSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

in fair value. There are 34 investment securities with unrealized losses. We anticipate full recovery of amortized cost with respect to these securities at maturity or sooner in the event of a more favorable market interest rate environment.

Proceeds from the sale of securities during 2005, 2004, and 2003 were $0, $2,228,958, and $25,442,072, respectively. Gross gains on those sales were $0, $70,870, and $662,564, respectively. No gross losses were realized on sales during 2005, 2004, and 2003.

The amortized cost and estimated fair value of mortgage-backed and other securities available-for-sale at December 31, 2005, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without prepayment penalties.

	Amortized Cost	Estimated Fair Value
Due less than one year	$7,219,784	$7,213,289
Due after one year through five years	10,295,807	10,017,553
Due after five years through ten years	—	—
Due after ten years	99,173,193	97,219,500
	$116,688,784	$114,450,342

Note 4 — Mortgage-Backed and Other Securities Held-to-Maturity

The amortized cost and estimated fair value of securities held-to-maturity at December 31, 2005 and 2004 are summarized as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses < 1 Year	Gross Unrealized Losses > 1 Year	Estimated Fair Value
December 31, 2005:
Fannie Mae securities	$5,345,378	$68,712	$56,460	$17,175	$5,340,455
Freddie Mac securities	432,808	9,659	—	—	442,467
Municipal bonds	1,188,109	649	—	790	1,187,968
	$6,966,295	$79,020	$56,460	$17,965	$6,970,890
December 31, 2004:
Fannie Mae securities	$6,010,318	$125,722	$—	$30,472	$6,105,568
Freddie Mac securities	492,607	13,408	—	—	506,015
Municipal bonds	1,216,617	2,622	3,828	—	1,215,411
	$7,719,542	$141,752	$3,828	$30,472	$7,826,994

Certain investment securities shown above currently have fair values less than amortized cost and therefore contain unrealized losses. The Company has evaluated these securities and has determined that the decline in value is temporary and is related to the change in market interest rates since purchase. The decline in value is not related to any company or industry specific event. We evaluate the securities portfolio for other-than-temporary impairment on a quarterly basis and more frequently when economic or market concerns warrant such evaluation. Consideration is given to (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) our intent and ability to retain our investment in the issuer for a period of time sufficient to allow for any anticipated

FIRST MUTUAL BANCSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

recovery in fair value. There are four investment securities with unrealized losses. We anticipate full recovery of amortized cost with respect to these securities at maturity or sooner in the event of a more favorable market interest rate environment.

The amortized cost and estimated fair value of mortgage-backed and other securities held-to-maturity at December 31, 2005, by contractual maturity, are shown below. There were no sales from the held-to-maturity portfolio during 2005, 2004, or 2003.

	Amortized Cost	Estimated Fair Value
Due less than one year	$300,295	$303,943
Due after one year through five years	408,673	416,460
Due after five years through ten years	—	—
Due after ten years	6,257,327	6,250,487
	$6,966,295	$6,970,890

At December 31, 2005, the fair value and amortized cost of pledged securities for public deposits totaled $954,000 and $935,000, respectively. At December 31, 2004, both the fair value and amortized cost of securities pledged to secure public deposits totaled $1.2 million.

Note 5 — Loans Receivable, Net and Loans Receivable Held-for-Sale

Loans receivable consisted of the following as of December 31:

	2005	2004
Real estate: Single-family residential	$223,927,585	$177,321,664
Single-family construction	188,148,362	151,735,247
Income property: Commercial construction	35,153,390	25,773,413
Commercial real estate	191,719,514	205,417,180
Multifamily construction	24,980,916	6,555,794
Multifamily residential	153,987,722	176,429,163
Consumer and other loans	115,940,966	94,776,138
Business loans	67,223,270	52,963,326
	1,001,081,725	890,971,925
Less: Net deferred loan origination costs	1,280,027	1,157,969
Undisbursed loan proceeds	(109,568,286)	(73,423,208)
Reserve for loan losses	(10,069,020)	(9,300,854)
Unearned discount on purchased leases	(43,718)	—
	882,680,728	809,405,832
Loans receivable held-for-sale	(14,683,507)	(10,064,155)
Loans receivable, net	$867,997,221	$799,341,677

A substantial portion of revenue is derived from the origination of loans in the Puget Sound region of Washington State. The customers’ ability to honor their commitments to repay such loans is dependent upon

FIRST MUTUAL BANCSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

the region’s real estate values, economy and, to a certain extent, the dominant industries in that region such as aerospace, international trade, and high technology.

Single-family residential permanent and construction loans are primarily secured by collateral located in Western Washington. Income property loans, by county or state in which the property resides, are as follows at December 31, 2005:

	King County	Snohomish County	Pierce County	Thurston County	Oregon	Other	Total
Income property: Commercial construction	$2,889,000	$2,920,000	$3,762,500	$10,500,000	$11,202,500	$3,879,390	$35,153,390
Commercial real estate	100,161,670	26,102,785	33,003,629	484,096	12,507,752	19,459,582	191,719,514
Multifamily construction	16,489,800	2,164,100	—	—	6,327,016	—	24,980,916
Multifamily residential	42,385,975	5,893,804	39,045,493	3,646,583	37,100,631	25,915,236	153,987,722
	$161,926,445	$37,080,689	$75,811,622	$14,630,679	$67,137,899	$49,254,208	$405,841,542

The loan portfolio includes both adjustable and fixed interest rate loans. At December 31, 2005, the composition of those loans was as follows:

	Fixed Rate	Adjustable Rate	Total
Term to maturity or rate adjustment: Due within one year	$7,592,504	$527,154,122	$534,746,626
After one but within three years	12,602,229	101,692,104	114,294,333
After three but within five years	22,316,188	64,594,798	86,910,986
After five but within ten years	47,866,718	52,853,618	100,720,336
After ten years	45,041,289	967,158	46,008,447
	$135,418,928	$747,261,800	$882,680,728

Single-family, adjustable-rate loans typically have both periodic and lifetime adjustment limitations. Permanent, income property, adjustable-rate loans generally only have lifetime adjustment limitations. Both types of adjustable-rate loans are generally indexed to either the one-, three-, or Five-year Constant Maturity Treasury (CMT), the FHLB’s cost of funds, or the one-year London Interbank Offering Rate (LIBOR) indices. Future market factors may affect the correlation of the interest rate adjustment with the rates the Bank pays on the short-term deposits that have been primarily utilized to fund these loans.

An analysis of the changes in the reserve for loan losses is as follows for the years ended December 31:

	2005	2004	2003
Balance, beginning of year	$9,300,854	$8,406,198	$7,754,106
Provision for loan losses	1,500,000	1,565,000	1,150,000
Charge-offs	(1,045,962)	(913,645)	(639,573)
Recoveries	314,128	243,301	141,665
Balance, end of year	$10,069,020	$9,300,854	$8,406,198

FIRST MUTUAL BANCSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The following is a summary of information pertaining to impaired and non-accrual loans as of December 31:

	2005	2004	2003
Impaired loans	$308,645	$317,023	$21,045
Valuation allowance related to impaired loans	(172,475)	(177,190)	(4,600)
Net impaired loans	136,170	139,833	16,445
Non-accrual loans	761,020	864,464	510,424
Total non-accrual loans	$897,190	$1,004,297	$526,869
Total loans past due 90-days or more and still accruing interest	$—	$34,000	$—
Average balance of impaired loans	$173,445	$49,204	$4,582
Interest income recognized on impaired loans	$793	$1,108	$1,177

The Bank serviced loans owned by other investors with aggregate principal balances of $105,850,000, $117,852,000, and $76,424,000 as of December 31, 2005, 2004, and 2003 respectively.

Outstanding commitments to borrowers for loans totaled $315,468,000, $239,329,000, and $230,374,000 at December 31, 2005, 2004, and 2003 respectively. Outstanding commitments to sell loans to investors, which totaled $9,452,000, $3,763,000, and $6,773,000 at December 31, 2005, 2004, and 2003 respectively, hedge against interest rate fluctuations from the time of the loan commitment until the date at which loans are sold, which is generally within 60 days.

Commitments to extend credit generally have fixed expiration dates. Since portions of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Prior to extending commitments, each customer’s creditworthiness is evaluated on a case-by-case basis. The amount of collateral obtained upon extension of credit is based on management’s credit evaluation of the borrower. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment, and residential or income-producing commercial properties.

Note 6 — Accrued Interest Receivable

Accrued interest receivable at December 31 is summarized as follows:

	2005	2004
Loans receivable	$4,806,129	$3,763,370
Securities available-for-sale	493,880	492,012
Securities held-to-maturity	50,484	44,749
	$5,350,493	$4,300,131

FIRST MUTUAL BANCSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 7— Servicing Assets and Servicing Fees

Changes in the servicing assets balance for the years ended December 31 are as follows:

	2005	2004	2003
Balance, beginning of year	$1,525,085	$468,413	$49,914
Additions	1,293,317	1,928,397	516,776
Amortization	(952,704)	(871,725)	(98,277)
Balance, end of year	$1,865,698	$1,525,085	$468,413

There were no changes in the valuation for impairment of servicing assets for each impaired loan for the years ended December 31, 2005, 2004, and 2003.

Servicing fee income, net of amortization, consisted of the following for the years ended December 31:

	2005	2004	2003
Servicing fees	$2,252,324	$1,185,714	$167,708
Amortization	(952,704)	(871,726)	(98,277)
Loan servicing fees, net	$1,299,620	$313,988	$69,431

At December 31, 2005, the expected weighted average life of the Bank’s servicing assets was four years. Projected amortization expense for the gross carrying value of servicing assets at December 31, 2005 is estimated to be as follows:

2006	$820,191
2007	592,226
2008	381,066
2009	72,215
Gross carrying value of servicing assets	$1,865,698

The projected amortization expense of the servicing asset is an estimate and should be used with caution. The amortization expense for future periods was calculated by applying the same quantitative factors, such as estimated prepayment assumptions that were used to determine the amortization expense for the fourth quarter of 2005. These factors are subject to significant fluctuations. Any projection of servicing asset amortization in future periods is limited by the conditions that existed at the time the calculations were performed, and may not be indicative of actual amortization expense that will be recorded in future periods.

FIRST MUTUAL BANCSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 8 — Land, Buildings, and Equipment

The following is a summary of land, buildings, and equipment at December 31:

	2005	2004
Land	$13,731,369	$13,686,172
Buildings	20,863,538	15,217,038
Furniture, fixtures, and equipment	5,629,939	4,379,703
Leasehold improvements	1,052,251	1,032,546
	41,277,097	34,315,459
Less accumulated depreciation and amortization	(7,793,099)	(6,320,927)
	$33,483,998	$27,994,532

Depreciation expense for the years ended December 31, 2005, 2004, and 2003 amounted to $1,651,000, $1,321,000, and $1,078,000, respectively.

Five office locations are leased under operating leases. Total lease obligations for the next five years are as follows:

Year Ending December 31,
2006	$280,900
2007	244,655
2008	245,750
2009	247,941
2010	247,941
$1,267,187

Total lease expenses were $322,000, $313,000, and $323,000 for the years ended December 31, 2005, 2004, and 2003, respectively.

Lease income totaled $627,000, $627,000, and $713,000 for the years ended December 31, 2005, 2004, and 2003, respectively.

Future minimum lease receipts from lessees for the next five years are as follows:

Year Ending December 31,
2006	$510,228
2007	335,800
2008	306,744
2009	173,171
2010	19,752
$1,345,695

During 2005 three banking centers were under construction. In accordance with SFAS 34, Capitalization of Interest Cost, we capitalize any interest expense associated with construction costs. Interest costs are calculated monthly by multiplying the expenditures related to each asset being constructed by the weighted average rate of outstanding FHLB borrowings. The interest capitalized for the new West Seattle banking center also includes a $600,000 note at 6%.

FIRST MUTUAL BANCSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

During the year ended December 31, 2005, interest related to the construction of three new banking centers was as follows:

	Canyon Park	West Seattle	Crossroads
Interest capitalized during 2005	$46,000	$74,000	$13,000

The total interest capitalized in 2005 totaled $133,000. The Crossroads banking center was completed in June 2005 and the interest costs were transferred to the basis of the asset. There was no interest capitalized in 2004 or 2003.

Note 9— Deposits

Deposits consisted of the following at December 31:

	Weighted
	Average Rate at
	December 31,	2005		2004
	2005	Amount	Percent	Amount	Percent
Terms
Money market deposit and checking
accounts, including noninterest-bearing
deposits of $30,914,000
(2005) and $26,961,000 (2004)	1.8%	$263,444,641	34.6%	$254,435,583	37.7%
Savings	1.0%	8,053,510	1.1%	8,434,423	1.2%
Time deposits:
1 to 6 months	3.0%	25,325,763	3.3%	54,744,788	8.1%
7 to 12 months	3.6%	166,316,334	21.9%	136,786,209	20.2%
13 to 23 months	3.5%	199,509,548	26.2%	102,408,465	15.2%
2 to 10 years	3.7%	98,070,841	12.9%	118,559,440	17.6%
Total time deposits	3.6%	489,222,486	64.3%	412,498,902	61.1%
Total deposits	2.9%	$760,720,637	100%	$675,368,908	100%

Deposits at December 31, 2005 and 2004, included public funds of $5,628,000 and $10,865,000, respectively. Mortgage-backed securities with a book value of $935,000 and $1,197,000 and fair values of $954,000 and $1,239,000 were pledged as collateral on these deposits at December 31, 2005 and 2004, respectively, which exceeds the minimum collateral requirement established by the Washington Public Deposit Protection Commission.

As of December 31, 2005, scheduled maturities of time deposits were as follows:

Year Ending December 31,
2006	$383,455,127
2007	77,150,035
2008	12,062,591
2009	12,336,460
2010	4,187,172
Thereafter	31,101
$489,222,486

FIRST MUTUAL BANCSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Included in deposits are time deposits greater than or equal to $100,000 of $216,507,000 and $166,366,000 at December 31, 2005 and 2004, respectively. Interest on time deposits greater than or equal to $100,000 totaled $5,916,000, $4,733,000, and $4,225,000 for the years ended December 31, 2005, 2004, and 2003, respectively. Also included in deposits are accounts of approximately $7,712,000 and $3,455,000 at December 31, 2005 and 2004, respectively, which are controlled by members of the Board of Directors and management.

Deposit interest expense by type for the years ended December 31 was as follows:

	2005	2004	2003
Time deposits	$14,152,631	$9,712,012	$10,095,366
Money market deposit and checking	3,967,963	2,512,022	1,818,163
Savings	70,789	68,091	70,523
	$18,191,383	$12,292,125	$11,984,052

Note 10 — FHLB and Other Advances

Borrowings consisted of the following at December 31:

	2005	2004
FHLB advances	$225,705,005	$234,206,775
FHLB advances: Maximum outstanding at any month end	$265,215,985	$246,666,680
Average outstanding	235,113,503	227,936,570
Weighted average interest rates: Annual	3.080%	2.330%
End of year	3.777%	2.394%
Other advances	$4,600,000	$1,600,000

Under the terms of the FHLB advances, in addition to FHLB stock held, the Bank must maintain unencumbered collateral of agency MBS/CMOs/REMICS, subject to the discounted market value determined by the FHLB, 83% of one-to-four-unit family permanent mortgages, and 80% of multifamily permanent loans. At December 31, 2005, the minimum book value of eligible collateral pledged for these borrowings was $476.6 million. The Bank has an available line of credit with the FHLB in the amount equal to 40% of total assets.

FHLB advances at December 31, 2005 mature as follows:

	Interest Rates	Amount
2006	1.81% — 6.25%	$203,427,958
2007	2.52% — 3.66%	15,814,547
2008	3.13% — 3.23%	1,500,000
2009	3.65%	250,000
2010	4.93%	4,000,000
2011	5.19%	712,500
		$225,705,005

FIRST MUTUAL BANCSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The other advances are comprised of: a $4,000,000 line of credit which matures on February 28, 2006, with an interest rate of 6.05% and a $600,000 note that matures on November 1, 2009 with an interest rate of 6.00%. The payment terms on the note consist of monthly interest payments with the full principal due at maturity.

Note 11 — Long-Term Debentures (Trust Preferred Securities)

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

First Mutual Capital Trust II was formed in January 2003 for the exclusive purpose of issuing and selling trust preferred securities and utilizing the $4.0 million in proceeds from the issuance to partially fund the purchase of First Mutual Center, the building in which our corporate office resides, and to fund asset growth. In January 2003, the Trust issued $4.0 million of trust preferred securities with a 30-year maturity, callable after the fifth year by the Company. The securities have a fixed rate of 6.87% in the first five years, and will reset quarterly thereafter at the three-month LIBOR rate, plus 3.30%. These securities are considered capital for the purposes of regulatory capital requirements, subject to regulatory limitations. Accordingly, the junior subordinated debentures are the sole assets of the Trust, and payments under the junior subordinated debentures will be the sole revenues of the Trust. We own all of the common securities of the Trust.

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

 Note 12 — Federal Taxes on Income

Deferred federal income taxes constitute the differences in the reporting of income and expense for financial statement and income tax purposes. The components of deferred income tax provision (benefit) are as follows for the years ended December 31:

	2005	2004	2003
Loan origination fees and costs	$374,537	$530,819	$350,212
FHLB stock dividends	18,515	118,580	201,382
Reserve for loan losses	(268,858)	(313,130)	(221,711)
Other, net	(125,194)	211,731	483,392
	$(1,000)	$548,000	$813,275

At December 31, the significant components of the net deferred tax liability were as follows:

	2005	2004
Deferred tax assets: Reserve for loan losses	$3,300,000	$3,031,000
Unrealized loss on available-for-sale securities	773,000	354,000
Other, net	353,000	311,000
	4,426,000	3,696,000
Deferred tax liabilities: Loan origination fees and costs	2,554,000	2,179,000
FHLB stock dividends	1,936,000	1,918,000
Servicing assets	17,000	8,000
Other, net	498,000	590,000
	5,005,000	4,695,000
Net deferred tax (liability)	$(579,000)	$(999,000)

A reconciliation of the effective income tax rate with the federal statutory rate is as follows:

	2005		2004		2003
	Amount	Rate	Amount	Rate	Amount	Rate
Federal income tax at statutory rates	$5,393,951	34%	$4,831,665	34%	$4,340,185	34%
Effect of tax-exempt interest income	(23,304)	0%	(22,520)	0%	(15,554)	0%
Other	11,576	0%	9,626	0%	12,504	0%
	$5,382,223	34%	$4,818,771	34%	$4,337,135	34%

Note 13 — Stockholders’ Equity and Regulatory Capital Requirements

Restricted Retained Earnings — Under Washington State law, pre-conversion retained earnings are restricted for the protection of pre-conversion depositors. Restricted retained earnings at December 31, 2005, totaled $81,000.

FIRST MUTUAL BANCSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Regulatory Capital Requirements — The Company, which includes the Bank, is subject to various regulatory capital requirements administered by the Federal Deposit Insurance Corporation (FDIC), the Washington State Department of Financial Institutions, and the Federal Reserve Board. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary action by regulators that, if undertaken, could have a direct material effect on the Company’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, we must meet specific capital guidelines that involve quantitative measures of assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classifications also are subject to qualitative judgments by the regulators about components, risk-weightings, and other factors.

Quantitative measures established by regulators to ensure capital adequacy require us to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital to risk-weighted assets, and of Tier I capital to average assets. Management believes, as of December 31, 2005, that the Company met all capital adequacy requirements to which it is subject.

As of December 31, 2005, the most recent notification from the FDIC categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Bank’s category.

Actual capital amounts and ratios for First Mutual Bancshares, Inc. (consolidated) and First Mutual Bank are presented in the table below:

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2005: Total capital (to risk-weighted assets): First Mutual Bancshares, Inc.	$88,311,571	11.21%	$63,030,029	≥ 8.00%	N/A	N/A
First Mutual Bank	87,282,028	11.10%	62,906,506	≥ 8.00%	$78,633,133	≥ 10.00%
Tier I capital (to risk-weighted assets): First Mutual Bancshares, Inc.	78,463,129	9.96%	31,515,014	≥ 4.00%	N/A	N/A
First Mutual Bank	77,452,887	9.85%	31,453,253	≥ 4.00%	47,179,880	≥ 6.00%
Tier I capital (to average assets): First Mutual Bancshares, Inc.	78,463,129	7.11%	44,168,694	≥ 4.00%	N/A	N/A
First Mutual Bank	77,452,887	7.16%	43,299,079	≥ 4.00%	54,123,849	≥ 5.00%
As of December 31, 2004:
Total capital (to risk-weighted assets): First Mutual Bancshares, Inc.	$86,170,400	11.88%	$58,023,309	≥ 8.00%	N/A	N/A
First Mutual Bank	84,076,375	11.61%	57,941,043	≥ 8.00%	$72,426,304	≥ 10.00%
Tier I capital (to risk-weighted assets): First Mutual Bancshares, Inc.	77,104,258	10.63%	29,011,655	≥ 4.00%	N/A	N/A
First Mutual Bank	75,023,087	10.36%	28,970,521	≥ 4.00%	43,455,782	≥ 6.00%
Tier I capital (to average assets): First Mutual Bancshares, Inc.	77,104,258	7.48%	41,254,099	≥ 4.00%	N/A	N/A
First Mutual Bank	75,023,087	7.42%	40,451,785	≥ 4.00%	50,564,732	≥ 5.00%

FIRST MUTUAL BANCSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The banking subsidiary is not subject to any written agreement, order, capital directive, or prompt corrective action directive issued by the FDIC to meet and maintain a specific capital level nor is the holding company under any directive by the Federal Reserve Bank.

Under Washington State banking regulations, the Bank is limited as to the ability to declare or pay dividends to the Company up to the amount of the Bank’s retained earnings then on hand.

Note 14 — Earnings Per Share

The following is a reconciliation of the numerators and denominators of the basic and diluted earnings per share computations:

	Income (Numerator)	Shares(1) (Denominator)	Per Share(1) Amount
Year ended December 31, 2005: Basic EPS: Income available to common shareholders	$10,318,649	5,314,616	$1.94
Effect of dilutive stock options		228,163
Diluted EPS: Income available to common shareholders plus assumed stock options exercised	$10,318,649	5,542,779	$1.86
Year ended December 31, 2004: Basic EPS: Income available to common shareholders	$9,287,813	5,264,412	$1.76
Effect of dilutive stock options		249,246
Diluted EPS: Income available to common shareholders plus assumed stock options exercised	$9,287,813	5,513,658	$1.68
Year ended December 31, 2003: Basic EPS: Income available to common shareholders	$8,395,738	5,179,627	$1.62
Effect of dilutive stock options		173,333
Diluted EPS: Income available to common shareholders plus assumed stock options exercised	$8,395,738	5,352,960	$1.57

(1) Shares and EPS have been adjusted for 10% stock dividends paid April 7, 2004 and July 2, 2003.

FIRST MUTUAL BANCSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 15 — Noninterest Expenses

Salaries and employee benefits consisted of the following for the years ended December 31:

	2005	2004	2003
Salaries and employee benefits expense	$18,793,850	$16,638,703	$14,687,438
Amounts deferred with loan origination fees	(2,593,541)	(2,376,863)	(2,232,520)
	$16,200,309	$14,261,840	$12,454,918

Direct costs of originating loans are deferred and capitalized with the related loan origination fees collected. Deferral of costs varies directly with the volume of loan originations.

Note 16 — Retirement Plan and Trust

The Bank has a 401 (k) retirement plan and trust for employees. All employees who have completed 90 days of service are eligible to contribute to the plan. Additionally, after meeting the one-year-of-service and the minimum-hours-worked requirements employees are eligible to receive employer-matching contributions. The Bank funds the annual cost of the plan as accrued. Employees may contribute up to 50% of their salaries to the plan up to the annual Internal Revenue Service (IRS) limit. The Bank matches 75% of the employees’ contributions up to 6% of the employees’ compensation. At plan year-end, the Bank contributed a profit sharing contribution representing an additional 3% of all eligible employees’ compensation. Participants are fully vested in employer contributions to the plan upon six years of employment.

The Bank’s contributions to the 401 (k) retirement plan and trust were $744,000, $629,000, and $509,000 for the years ended December 31, 2005, 2004, and 2003, respectively. There were no significant changes in the rate of contributions to the plan between those years.

Note 17 — Employee Stock Ownership Plan

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

Shares held by the ESOP at December 31, 2005, were as follows:

	Number of	Average Cost
	Shares	Per Share
Allocated
Vested	373,631
Non-vested	3,325
	376,956	$2.87

Contributions to the ESOP for the years ended December 31, 2005, 2004, and 2003 were $99,986, $99,996, and $50,011, respectively. The contribution for 2005 was approved by the Board of Directors at its December 2005 meeting; the shares contributed are reflected in the total shown above.

FIRST MUTUAL BANCSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 18 — Stock Option Plan

We have stock option plans for directors and employees. Options have a term of six, seven or ten years and are granted at fair market value on the grant date. The Compensation and Stock Option Committees determine vesting of the options. Options generally become exercisable in one or more installments during their term, and the right to exercise may be cumulative. At December 31, 2005, 614,435 shares of common stock, adjusted for stock dividends, were available for grant under the plan. A total of 259,651 shares are currently exercisable at December 31, 2005. All schedules presented in this footnote are adjusted for stock dividends and stock splits.

A summary of the stock option plans at December 31, 2005, 2004, and 2003, and changes during the years ended on those dates are presented below:

	Shares	Range of Exercise Price(1)	Weighted Average Exercise Price(1)	Weighted Average Fair Value(1)
BALANCE, December 31, 2002	539,319	$3.29 - $13.02	$10.00
Exercisable at year end: 282,026 shares Options granted	116,804	14.62 - 17.07	16.68	$9.23
Options exercised	(62,142)	3.29 - 11.95	6.53
Options terminated	(3,779)	5.38 - 13.02	9.36
BALANCE, December 31, 2003	590,202	3.33 - 17.07	11.69
Exercisable at year end: 313,910 shares Options granted	93,550	23.55 - 25.25	24.21	$10.26
Options exercised	(83,834)	3.33 - 13.02	10.52
Options terminated	(787)	13.02 - 17.07	15.82
BALANCE, December 31, 2004	599,131	5.38 - 25.25	13.81
Exercisable at year end: 329,885 shares Options granted	117,450	25.25 - 25.45	25.28	$5.53
Options exercised	(148,511)	5.38 - 17.07	9.65
Options terminated	(9,493)	13.02 - 25.25	19.73
BALANCE, December 31, 2005	558,577	$3.33 - $25.45	$17.22

Exercisable at year end: 259,651 shares (1) Per share

FIRST MUTUAL BANCSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 18 — Stock Option Plan (continued)

The following table summarizes information about stock options outstanding at December 31, 2005:

Options Outstanding				Options Exercisable
Range of Exercise Price(1)	Number of Shares Outstanding	Weighted Average Exercise Price(1)	Weighted Average Remaining Life	Number of Shares Exercisable	Weighted Average Exercise Price(1)
$ 3.00 - $ 6.00	3,625	$ 5.38	0.5 years	3,625	$ 5.38
6.01 - 9.00	34,501	7.43	4.1 years	34,501	7.43
9.01 - 12.00	85,966	10.27	4.0 years	85,966	10.27
12.01 - 15.00	129,705	12.90	4.8 years	98,748	12.74
15.01 - 18.00	98,230	16.91	7.1 years	36,811	16.65
18.01 - 21.00	—	—	0 years	—	—
21.01 - 24.00	3,300	23.55	8.2 years	—	—
24.01 - 27.00	203,250	24.84	7.2 years	—	—
	558,577			259,651

(1) Per share

We apply Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations in accounting for our stock option plans. Accordingly, no compensation cost has been recognized for our stock option plans for the years ended December 31, 2005, 2004, and 2003.

The fair value of options granted under the stock option plans was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used: Annual dividend yield of 1.43% for 2005, 1.19% - 1.49% for 2004, and 1.49% - 1.65% for 2003; expected volatility of 22% for 2005, 40% - 43% for 2004, and 38% - 48% for 2003; and expected lives of 4 - 5 years for 2005, 7 - 8 years for 2004, and 6 - 10 years for 2003. The risk-free interest rate assumptions were 3.72% for 2005, 4.02% - 4.26% for 2004, and 2.80% - 3.69% for 2003.

Note 19 — Commitments and Contingencies

We are a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the Financing needs of our customers. These financial instruments may include commitments to extend credit, standby letters of credit, and financial guarantees. Those instruments involve, to varying degrees, elements of credit and interest-rate risk in excess of the amount recognized in the balance sheet. The contract amount of those instruments reflects the extent of our involvement in particular classes of financial instruments.

Our exposure to credit loss in the event of nonperformance by the other party to the instrument for commitments to extend credit, standby letters of credit, and written financial guarantees is represented by the contractual amount of those instruments. We use the same credit policies in making commitments and conditional obligations as we do for on-balance-sheet instruments.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since some of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. At December 31, 2005, approximately 41% of loan commitments were drawn upon by customers. We evaluate each customer’s creditworthiness on a case-by-case basis. The amount of collateral obtained, if it is deemed

FIRST MUTUAL BANCSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

necessary upon extension of credit, is based on management’s credit evaluation of the borrower. Collateral held varies but may include accounts receivable, inventory, property, plant, and equipment, and residential or income-producing commercial properties. We have not incurred any significant losses on our commitments in 2005, 2004, or 2003.

Unfunded commitments related to overdraft protection agreements are commitments for possible future extensions of credit to existing customers. These agreements are uncollateralized and usually do not contain a specified maturity date and may not necessarily be drawn upon to the total extent to which we have committed. Additionally, we have unfunded commitments under commercial lines of credit for possible future extensions of credit to existing customers. These lines of credit may or may not be collateralized and contain specified maturity dates.

Standby letters of credit and written financial guarantees are conditional commitments issued to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements, bond financing, and similar transactions. We underwrite our standby letters of credit using our policies and procedures applicable to loans in general. Standby letters of credit are made on an unsecured and secured basis. We have not been required to perform on any financial guarantees during the past three years.

In the normal course of business, the Company has various legal claims and other contingent matters outstanding. Management believes that any ultimate liability arising from these actions will not have a material adverse effect on the financial condition or results of operations.

A summary of the notional amount of our financial instruments with off-balance-sheet risk at December 31, 2005 follows (in thousands):

Amount
Commitments to extend credit	$315,308
Standby letters of credit	$160

The Company also has a number of employment agreements with certain key employees. These agreements provide for payment of the recipient’s base salary for a term of 35 months upon termination (whether voluntary or otherwise) and expire in December 2006, February 2007 and December 2008 depending upon the agreement.

Note 20 — Fair Value of Financial Instruments

The following disclosure of the estimated fair value of financial instruments is made in accordance with the requirements of SFAS No. 107, Disclosures About Fair Value of Financial Instruments. The estimated fair value amounts have been determined using available market information and appropriate valuation methodologies. However, considerable judgment is necessary to interpret market data in the development of the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that may be realized in a current market exchange. The use of different market assumptions and/or

FIRST MUTUAL BANCSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

estimation methodologies may have a material effect on the estimated fair value amounts. The estimated fair value of financial instruments is as follows at December 31, 2005 and 2004 (in thousands):

	2005		2004
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
Assets: Cash and cash equivalents	$25,781	$25,781	$13,845	$13,845
Securities available-for-sale	114,450	114,450	124,225	124,225
Loans held-for-sale	14,684	14,684	10,064	10,064
Mortgage-backed and other securities held-to-maturity	6,966	6,971	7,720	7,827
Loans receivable	867,997	862,231	799,342	794,024
Accrued interest receivable	5,350	5,350	4,300	4,300
Servicing assets	1,866	2,639	1,525	2,310
FHLB stock	13,122	13,122	12,919	12,919
Liabilities: Demand, savings, and money market deposits	271,498	271,498	262,870	262,870
Time deposits	489,222	488,378	412,499	411,566
Drafts payable	734	734	378	378
Advance payments by borrowers for taxes and insurance	1,671	1,671	1,676	1,676
Short-term FHLB advances	203,428	203,096	165,158	168,053
Long-term FHLB advances	22,277	22,241	69,049	68,642
Other advances	4,600	4,485	1,600	1,598
Long-term debentures	17,000	16,750	17,000	16,888
Derivatives: Interest rate swap	29	29	(226)	(226)
Rate lock commitments	$27	$27	$28	$28

Fair value estimates, methods, and assumptions are set forth below for financial and off-balance-sheet instruments.

Cash and Cash Equivalents — The carrying amount of these items is a reasonable estimate of their fair value.

Securities and Loans Held-For-Sale — The fair value of securities and loans receivable held-for-sale are based on quoted market rates and dealer quotes.

Loans Receivable — For variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values. The fair value of the loans that have fixed interest rates or variable rates which do not reprice frequently are estimated using discounted cash flow analysis, based on interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. The fair value of non-performing loans is estimated using discounted cash flow analysis, based on applicable risk-adjusted spreads to the contractual interest rates applicable to each category of loan.

No adjustment was made to the market interest rates for changes in credit of performing loans for which there are no known credit concerns. Management believes that the risk factor embedded in the market interest rates, along with the general reserves applicable to the loan portfolio for which there are no known credit concerns, results in a fair valuation of such loans.

FIRST MUTUAL BANCSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FHLB Stock — The fair value is based upon the redemption value of the stock which equates to its carrying value.

Servicing Assets — The carrying value of the servicing assets are as defined by SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities. The fair value of the servicing assets is based upon a valuation model that calculates the present value of future cash flows.

Deposit Liabilities — Under SFAS No. 107, the fair value of deposits with no stated maturity, such as noninterest-bearing demand deposits, savings, money market and checking accounts, is equal to the amount payable on demand. The fair value of time deposits is based on the discounted value of contractual cash flows. The discount rate is estimated using market rates for deposits of similar maturity of other local financial institutions.

FHLB and Other Advances — The fair value of FHLB advances and other borrowings is estimated based on discounting the estimated future cash flows using rates currently available for debt with similar remaining maturities.

Long-term Debentures — The carrying amount of the long-term debentures (associated with the trust preferred securities issuances) is estimated using discounted cash flow analyses based on our current incremental borrowing rates of similar types of borrowing arrangements.

Other — The carrying value of other financial instruments has been determined to be a reasonable estimate of their fair value.

Commitments to Originate Loans — Based on the short terms of these instruments, the unrealized gains or losses are expected to be insignificant.

Limitations — The fair value estimates presented herein are based on pertinent information available to management as of December 31, 2005 and 2004. Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since that date and therefore, current estimates of fair value may differ significantly from the amounts presented herein.

FIRST MUTUAL BANCSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 21 — Selected Quarterly Financial Data (Unaudited)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
Year Ended December 31, 2005 Interest income	$15,399,196	$16,286,447	$17,163,916	$18,513,066	$67,362,625
Interest expense	5,598,950	6,459,708	7,147,319	7,973,347	27,179,324
Net interest income	$9,800,246	$9,826,739	$10,016,597	$10,539,719	$40,183,301
Provision for loan losses	$400,000	$450,000	$325,000	$325,000	$1,500,000
Noninterest income and noninterest expenses, net	$(5,493,145)	$(5,570,996)	$(5,522,034)	$(6,396,254)	$(22,982,429)
Net income	$2,584,260	$2,517,345	$2,729,361	$2,487,683	$10,318,649
Basic earnings per share	$0.49	$0.47	$0.51	$0.47	$1.94
Earnings per share assuming dilution	$0.47	$0.45	$0.49	$0.45	$1.86
Weighted average shares outstanding	5,301,235	5,319,017	5,350,733	5,287,234	5,314,616
Weighted average shares outstanding including effect of dilutive stock options	5,552,302	5,554,215	5,573,837	5,490,516	5,542,779
Year Ended December 31, 2004 Interest income	$12,903,640	$13,462,024	$14,185,538	$14,575,489	$55,126,691
Interest expense	4,413,575	4,605,237	4,926,223	5,147,478	19,092,513
Net interest income	$8,490,065	$8,856,787	$9,259,315	$9,428,011	$36,034,178
Provision for loan losses	$250,000	$440,000	$525,000	$350,000	$1,565,000
Noninterest income and noninterest expenses, net	$(4,742,339)	$(5,111,922)	$(4,899,958)	$(5,608,375)	$(20,362,594)
Net income	$2,314,140	$2,186,851	$2,525,804	$2,261,018	$9,287,813
Basic earnings per share	$0.44	$0.42	$0.48	$0.42	$1.76
Earnings per share assuming dilution	$0.42	$0.40	$0.46	$0.40	$1.68
Weighted average shares outstanding	5,222,639	5,268,108	5,279,971	5,286,517	5,264,412
Weighted average shares outstanding including effect of dilutive stock options	5,476,474	5,511,304	5,529,531	5,536,908	5,513,658

FIRST MUTUAL BANCSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 22 — Segments

The management reporting process measures the performance of the operating segments based on the management structure of the Bank and is not necessarily comparable with similar information for any other financial institution.

The reportable segments include the following:

•
Consumer Lending — Consumer lending includes home equity lending, direct consumer loans, and indirect home improvement loans (sales finance). These loans include lines of credit and loans for primarily consumer purposes.

•
Residential Lending — Residential lending others loans to borrowers to purchase, refinance, or build homes secured by one-to-four-unit family dwellings. They also finance the purchase or refinance of buildable residential lots.

•
Business Banking Lending — Business Banking lending others a full range of banking services to small and medium size businesses including deposit and cash management products, loans for Financing receivables, inventory, equipment as well as permanent and interim construction loans for commercial real estate. The underlying real estate collateral or business asset being financed typically secures these loans.

•
Income Property Lending — Income Property lending others permanent and interim construction loans for multifamily housing (over four units), manufactured housing communities, commercial real estate properties, and spec single-family construction. The underlying real estate collateral being financed typically secures these loans.

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

FIRST MUTUAL BANCSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Financial information for our segments is shown below for the:

	Years Ended December 31,
		Consumer Lending	Residential Lending	Business Banking Lending	Income Property Lending	Total
Interest income	2003	$6,544,949	$11,737,159	$5,423,497	$25,955,928	$49,661,533
	2004	8,739,904	15,755,202	5,882,066	24,749,519	55,126,691
	2005	10,133,526	21,546,890	8,745,985	26,936,224	67,362,625
Interest expense	2003	2,309,346	4,935,692	1,527,975	10,150,699	18,923,712
	2004	2,412,316	6,239,174	1,532,865	8,908,158	19,092,513
	2005	3,395,087	9,768,959	2,639,453	11,375,825	27,179,324
Net interest income	2003	4,235,603	6,801,467	3,895,522	15,805,229	30,737,821
	2004	6,327,588	9,516,028	4,349,201	15,841,361	36,034,178
	2005	6,738,439	11,777,931	6,106,532	15,560,399	40,183,301
Provision for loan losses	2003	326,769	112,111	150,365	560,755	1,150,000
	2004	502,314	318,689	177,479	566,518	1,565,000
	2005	545,690	181,740	221,200	551,370	1,500,000
Net interest income, after provision for loan losses	2003	3,908,834	6,689,356	3,745,157	15,244,474	29,587,821
	2004	5,825,274	9,197,339	4,171,722	15,274,843	34,469,178
	2005	6,192,749	11,596,191	5,885,332	15,009,029	38,683,301
Noninterest income	2003	677,520	1,212,054	376,547	1,396,832	3,662,953
	2004	1,932,676	859,507	478,842	980,851	4,251,876
	2005	2,338,032	1,329,644	626,976	1,060,309	5,354,961
Noninterest expense	2003	4,083,526	4,848,032	3,974,644	7,611,699	20,517,901
	2004	5,795,514	5,957,050	5,301,467	7,560,439	24,614,470
	2005	7,131,519	7,385,523	6,399,183	7,421,165	28,337,390
Income before provision for federal income taxes	2003	502,828	3,053,378	147,060	9,029,607	12,732,873
	2004	1,962,436	4,099,796	(650,903)	8,695,255	14,106,584
	2005	1,399,262	5,540,312	113,125	8,648,173	15,700,872
Provision for federal income taxes	2003	169,402	1,039,557	47,984	3,080,192	4,337,135
	2004	670,856	1,400,288	(226,474)	2,974,101	4,818,771
	2005	478,725	1,899,377	35,805	2,968,316	5,382,223
Net income	2003	333,426	2,013,821	99,076	5,949,415	8,395,738
	2004	1,291,580	2,699,508	(424,429)	5,721,154	9,287,813
	2005	920,537	3,640,935	77,320	5,679,857	10,318,649
Total interest earning assets (averages)	2003	86,189,438	192,578,216	87,423,263	431,923,949	798,114,866
	2004	107,636,948	271,665,283	108,137,835	438,968,174	926,408,240
	2005	120,997,279	332,247,041	131,702,143	414,804,128	999,750,591

FIRST MUTUAL BANCSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 23 — Derivative Activities and Market Risk

We are exposed to market risk on residential mortgage loans held-for-sale and interest-rate-lock commitments. Under certain circumstances, we undertake to limit this market risk (risk of fluctuating interest rates affecting the market value of an asset) through the use of derivative instruments.

We have a stand alone derivative financial instrument in the form of an interest rate swap agreement, which derives its value from underlying interest rates. This transaction involves both credit and market risk. The notional amount is the amount on which calculations, payments, and the value of the derivative are based. The notional amount does not represent direct credit exposure. Direct credit exposure is limited to the net difference between the calculated amount to be received and paid. This difference represents the fair value of the derivative instrument.

We are exposed to credit-related losses in the event of nonperformance by the counterparty to this agreement. Credit risk of the financial contract is controlled through the credit approval, limits, and monitoring procedures and we do not expect the counterparty to fail their obligation.

At December 31, 2005, the fair value of financial instruments defined as derivatives consisted of:

	Notional Amount	Fair Value
Interest-rate-lock loan commitments	$3,189,470	$27,348
Interest rate swap	$9,000,000	$29,473

We entered into a swap agreement with the FHLB to hedge the variability of cash flows to be paid related to the $9 million of securities issued under First Mutual Capital Trust I. The hedge is a qualifying cash flow hedge with changes in the fair value recorded in other comprehensive income.

Note 24 — Other Comprehensive Income/(Loss)

Other comprehensive income/ (loss) components and related taxes were as follows:

	Years Ended December 31,
	2005	2004
Beginning balance: Accumulated other comprehensive (loss)	$(656,985)	$(413,770)

Net unrealized (loss) on securities available-for-sale	(1,453,868)	(638,275)
Tax effect	508,854	223,396
Net of tax amount	(945,014)	(414,879)

Net unrealized gain on derivative used for cash flow hedge	255,645	264,098
Tax effect	(89,476)	(92,434)
Net of tax amount	166,169	171,664

Accumulated other comprehensive (loss)	$(1,435,830)	$(656,985)

FIRST MUTUAL BANCSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 25 — Parent Company Only Financial Statements

Summary of condensed parent company financial information for First Mutual Bancshares, Inc. for December 31, 2005 and 2004 (in thousands):

Statement of Financial Condition

	December 31,
	2005	2004
ASSETS Cash	$6,722	$572
Investments in subsidiaries	76,544	74,893
Other assets	3,725	2,598
Total assets	$86,991	$78,063
LIABILITIES AND STOCKHOLDERS’ EQUITY Liabilities Borrowings	$4,000	$1,000
Other liabilities	22,964	17,616
	26,964	18,616
Stockholders’ equity	60,027	59,447
Total liabilities and stockholders’ equity	$86,991	$78,063

Statement of Income

	Years Ended December 31,
	2005	2004	2003
INCOME Equity in undistributed net income from subsidiaries	$11,585	$10,314	$9,161
NONINTEREST EXPENSE Compensation and employee benefits	310	205	107
Other	1,621	1,358	1,057
Total noninterest expense	1,931	1,563	1,164
Income before federal income taxes	9,654	8,751	7,997
FEDERAL INCOME TAX BENEFIT	665	537	399
NET INCOME	$10,319	$9,288	$8,396

FIRST MUTUAL BANCSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Statement of Cash Flows

	Years Ended December 31,
	2005	2004	2003
OPERATING ACTIVITIES Net income	$10,319	$9,288	$8,396
Adjustments to reconcile net cash from operating activities Equity in undistributed earnings of subsidiaries	(11,585)	(10,314)	(9,161)
Federal income tax refund	—	264	—
Other assets	(1,127)	(592)	(843)
Accounts payable and other liabilities	478	83	22
Net cash (used) by operating activities	(1,915)	(1,271)	(1,586)
INVESTING ACTIVITIES Dividends (to) /from subsidiaries	9,155	1,350	(5,900)
FINANCING ACTIVITIES Dividends paid	(1,970)	(1,548)	(1,261)
Proceeds from exercise of stock options	1,434	882	406
Repurchase and retirement of common stock	(3,654)	—	—
Proceeds from issuance of long-term debt	—	—	8,000
Proceeds from borrowings	3,000	500	500
Repayment of borrowings	—	—	(250)
Contribution to employee stock ownership plan	100	50	25
Net cash provided (used) by Financing activities	(1,090)	(116)	7,420
NET INCREASE/ (DECREASE) IN CASH AND CASH EQUIVALENTS	6,150	(37)	(66)
Beginning of year	572	609	675
End of year	$6,722	$572	$609

First Mutual Bancshares

Your Life. Your Dreams. Your Bank.

First Mutual Bancshares, Inc. t400 108th Avenue NE tBellevue, WA 98004 t(425) 453-7300