Form 10-K, Exhibit 13
period 2006-12-31
FIRST MUTUAL BANCSHARES INC
filed 2007-03-15
CIK 1098337

First Mutual Bancshares

First Mutual Bancshares, Inc.

2006
Annual Report

Board of Directors

F. Kemper Freeman, Jr., Chairman
Chairman and Chief Executive Officer of
Kemper Development Co., and President of
Bellevue Square Managers, Inc.

James J. Doud, Jr., Vice Chairman
Business Consultant

Mary Case Dunnam
Active volunteer in various community
groups and homemaker

Janine Florence
Chairman and President of Property
Development Corporation and owner of
Cambridge Management

Robert J. Herbold
Managing Director of The Herbold Group LLC

Victor E. Parker
Retired Chairman and Chief Executive Officer
of Parker Smith & Feek, Inc.

George W. Rowley, Jr.
Chairman and Chief Executive Officer of
Rowley Enterprises, Inc.

Richard S. Sprague
Vice President and Secretary of Bellevue
Square Managers, Inc.

John R. Valaas
President and Chief Executive Officer of First
Mutual Bancshares, Inc. and First Mutual Bank

Robert C. Wallace
Managing Partner of Wallace Properties
Group and Chairman of Wallace
Properties, Inc.

Bank Executive Officers

John R. Valaas
President and Chief Executive Officer

Robin R. Carey
Executive Vice President
Operations and Administration

Richard J. Collette
Executive Vice President
Commercial Banking Group

Scott B. Harlan
Executive Vice President
Consumer and Residential Lending

Roger A. Mandery, CPA
Executive Vice President and
Chief Financial Officer

George D. Smeby
Executive Vice President
Chief Credit Risk Officer

Joseph P. Zavaglia
Executive Vice President
Retail Banking Group

Selected Financial Data

December 31,	2006	2005	2004	2003	2002
Total assets	$1,079,263,072	$1,086,164,835	$1,003,783,347	$860,844,077	$745,295,252
Loans outstanding, net, including loans held-for-sale	897,435,974	882,680,728	809,405,832	725,447,766	627,319,413
Cash & Investments	120,709,624	147,197,249	145,789,666	93,954,285	89,709,773
Savings deposits	492,101,000	497,275,996	420,933,325	391,942,298	363,122,044
Other deposits	313,693,904	263,444,641	254,435,583	191,948,350	134,247,575
Advances	176,532,307	230,305,005	235,806,775	194,142,878	184,393,897
Stockholders’ equity	70,021,523	60,027,300	59,447,273	50,826,756	44,283,837

	2006	2005	2004	2003	2002
Interest income	$80,172,243	$67,362,625	$55,126,691	$49,661,533	$48,325,363
Interest expense	(40,072,365)	(27,179,324)	(19,092,513)	(18,923,712)	(21,686,365)
Net interest income	40,099,878	40,183,301	36,034,178	30,737,821	26,638,998
Noninterest income	8,120,782	5,354,961	4,251,876	3,662,953	3,236,705
Non interest expense	(30,493,764)	(28,337,390)	(24,614,470)	(20,517,901)	(17,155,904)
Provision for loan and lease losses	(964,868)	(1,500,000)	(1,565,000)	(1,150,000)	(910,000)
Income before provision for federal income tax	16,762,028	15,700,872	14,106,584	12,732,873	11,809,799
Provision for federal income tax	(5,782,366)	(5,382,223)	(4,818,771)	(4,337,135)	(4,012,429)
Net income	10,979,662	10,318,649	9,287,813	8,395,738	7,797,370
Return on average assets	1.01%	0.99%	0.98%	1.04%	1.10%
Return on average equity	16.98%	16.56%	16.76%	17.63%	15.71%
Diluted earnings per share*	$1.60	$1.49	$1.34	$1.26	$1.06
Book value per share*	$10.49	$9.07	$8.99	$7.82	$6.90
Shares outstanding*	6,673,528	6,621,013	6,610,611	6,503,328	6,423,839

*Adjusted for five-for-four stock split paid on October 4, 2006 and 10% stock dividends paid April 7, 2004 andJuly 2,2003.

	2006	2005	2004	2003

Net Income (dollars in millions)	$10,980	$10,319	$9,288	$8,396
Assets (dollars in millions)	$1,079	$1,086	$1,004	$861
Deposits (dollars in millions)	$546	$546	$546	$546
Loan Production (dollars in millions)	$546	$526	$470	$424
Return on Average Equity (percentages)	17.0%	16.6%	16.8%	17.6%
Non-performing Assets (percentage of total assets)	0.32%	0.08%	0.10%	0.06%

Stock Information

The Company sold 966,000 shares of common stock in its initial public offering on December 23, 1985. As of December 31, 2006, there were 6,673,528 shares outstanding. The shares are held by approximately 1,400 registered shareholders and persons or entities who hold their stock in nominee or “street name” through various brokerage firms or other depositories.

First Mutual Bancshares, Inc.’s common stock trades on The Nasdaq Stock Market under the symbol FMSB. The chart (below) is based on the reported sale prices on Nasdaq for the quarters indicated, as reported by the National Association of Securities Dealers.

Quarter ending	High*	Low*
March 31, 2005	$20.76	$20.76
June 30, 2005	$20.98	$20.72
September 30, 2005	$20.60	$20.60
December 31, 2005	$20.75	$20.17
March 31, 2006	$20.80	$20.27
June 30, 2006	$21.67	$21.67
September 30, 2006	$21.92	$21.92
December 31, 2006	$23.20	$23.18
*Adjusted to reflect five-for-four stock split paid on October 4, 2006.

The Company paid a cash dividend of nine cents (9¢) per share per quarter for the first two quarters of 2005. For the third and fourth quarters of 2005, the dividend was increased to ten cents (10¢) per share. In addition a special cash dividend of one dollar ($1.00) per share was declared in the fourth quarter of 2005. For the first two quarters of 2006 the Company paid cash dividends of ten cents (10¢) per share. In the third and fourth quarters of 2006 the cash dividend was decreased to nine cents (9¢) per share.

The graph below compares the Company’s five-year cumulative total return, including reinvestment of dividends, on its Common Stock to similar returns for (a) all U.S. stocks under the NASDAQ Index, (b) SNL Western Bank Index, and (c) SNL NASDAQ Bank Index.

	12/31/01	12/31/02	12/31/03	12/31/04	12/31/05	12/31/06
First Mutual Bancshares, Inc. NASDAQ Composite SNL Western Bank Index SNL NASDAQ Bank Index	100.00 100.00 100.00 100.00	149.62 68.76 109.41 102.85	226.69 103.67 148.21 132.76	264.88 113.16 168.43 152.16	281.87 115.57 175.36 147.52	319.97 127.58 197.86 165.62

Source: SNL Financial LC, Charlottesville, VA	© 2007	www.snl.com	(434) 977-1600

First Mutual Bancshares, Inc. (FMSB)
Stock Values
Closing price adjusted for dividends and splits

	1992	1993	1994	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006
Closing price adjusted for dividends and splits	$2.03	$2.73	$2.63	$4.48	$5.80	$10.11	$7.24	$7.21	$7.89	$8.11	$11.93	$17.82	$20.55	$20.74	$23.18

Corporate Profile
First Mutual Bancshares, Inc. (the “Company”) is based in Bellevue, Washington, immediately east of Seattle. It is the holding company for First Mutual Bank, its sole banking subsidiary. First Mutual Bank’s primary lending market serves citizens of the Eastside, the area east of Lake Washington that includes parts of King and Snohomish Counties, and the I-5 corridor, which stretches from Bellingham to Tacoma, Washington. The 12 full-service banking centers of this state-chartered, FDIC-insured bank are located in Bellevue (three), Ballard, Issaquah, Juanita, Kirkland, Monroe, Redmond, Sammamish, West Seattle and Woodinville. In addition, First Mutual has sales finance offices located in Orange Park, Florida and Mt. Clemens, Michigan.

Operating income is derived from real estate lending activities, business loans and consumer loans. First Mutual Bank also sells a range of depository and other financial services.

First Mutual Bank originally was chartered as a savings and loan association when it opened in 1953. It converted to an FDIC-insured mutual savings bank in 1968. In 1985, the Bank converted to a stock FDIC savings bank and completed its initial public offering of common stock. The holding company, First Mutual Bancshares, Inc., was formed in 1999.

In 2006, the Company’s net income increased 6% to $11 million, or $1.60 per diluted share, up from $10.3 million, or $1.49 per diluted share, in 2005. Net interest income for 2006 was $40.1 million, while deposits totaled $806 million, and total assets were $1.1 billion at year-end 2006.

The Company’s common stock trades on The Nasdaq Stock Market under the symbol FMSB.

FIRST MUTUAL BANCSHARES, INC.
AND SUBSIDIARIES

INDEPENDENT AUDITOR’S REPORT
AND
CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006 AND 2005

FIRST MUTUAL BANCSHARES, INC.

TABLE OF CONTENTS

2006 FINANCIAL INFORMATION

FORWARD-LOOKING STATEMENTS

This Management’s Discussion and Analysis contains statements concerning anticipated future operations, trends, expectations and prospects of First Mutual Bancshares, Inc. and First Mutual Bank (together, the “Company”) that are forward-looking statements for the purposes of the safe harbor provisions under the Private Securities Litigation Reform Act of 1995. Statements containing words such as “anticipate”, “believe”,“estimate”, “expect”, “expectation”, “indicate” and “likely” generally constitute forward-looking statements. Such forward-looking statements include statements referring to our expectations regarding future net interest margins and the anticipated effects of changes in interest rates on the Company and rate related income growth; our loan originations from residential lending and other segments and our volume of sales of such loans, particularly consumer loans, and the related servicing business; an anticipated reduction in charge-offs from our community banking business; the reduction in expenses for credit insurance in the sales finance business and the effect of that reduction on charge-offs; and expectations regarding our relatively low ratio of non-performing loans. Information regarding our net interest and economic value of equity (EVE) simulations and GAP Models and our hedging strategies may also constitute forward-looking statements. Although the Company believes that the expectations expressed in these forward-looking statements are based upon reasonable assumptions within the bounds of our knowledge of our business, operations and prospects, these forward-looking statements are subject to numerous uncertainties and risks, many of which are beyond the control of the Company. Actual events, results, and developments will ultimately differ from the expectations and may differ materially from those expressed, assumed or implied in such forward-looking statements. Factors which could affect actual results include economic conditions in the Company’s market area and nationally that affect our loan and deposit growth; interest rate fluctuations, timing and related risks; the impact of competitive products, services and pricing; the success of our credit risk management; our ability to control costs and expenses; loan repayment and delinquency rates and the legislative and regulatory changes affecting the banking industry. There are other risks and uncertainties that could affect the Company which are discussed from time to time in the filings made by the Company with the Securities and Exchange Commission. These risks and uncertainties should be considered in evaluating the forward-looking statements, and undue reliance should not be placed on such statements. The Company shall not be responsible to update any such forward-looking statements.

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

Financial Highlights

Year 2006 marked our fourteenth consecutive year of earnings growth, as net income increased 6% over the prior year, to $11.0 million, or $1.60 per diluted share, compared to $10.3 million, or $1.49 per diluted share in 2005 and $9.3 million, or $1.34 per diluted share in 2004. A significant increase in our noninterest income and a reduction in our provision for loan losses offset a 16 basis point compression of our net interest margin and a higher level of operating expenses. Our return on average equity (ROE) was 17.0%, compared to 16.6% in the prior year and 16.8% in 2004. We were able to meet one of our corporate goals, which consisted of obtaining an ROE of at least 15%; however, we fell short of the goal of year-over-year net income growth in the range of 10% to 12%. We consider these targets to be our corporate goals, and not indicative of current forecasts or expected future operating results.

The primary source of revenue for each of our business lines is net interest income, which is generally measured with the net interest margin ratio. For 2006, our net interest income totaled $40.1 million, down $84,000 from the level earned in the prior year, as our net interest margin fell 16 basis points from 4.08% to 3.92% due to an increase in our funding costs that exceeded our interest income. This ended a trend of year-over-year improvements in net interest income, including growth of over $4.1 million, or nearly 12%, in 2005 and $5.3 million, or 17% in 2004. We consider controlling the interest expense paid on our liabilities to be a critical element in maintaining a consistent net interest margin in the current economic environment, and continue to direct our efforts to improving the percentage of lower-cost non-maturity deposit products in our funding mix. We are focusing our attention on reducing, as significantly as is prudent, the occurrence of promotional deposit rates, and utilizing wholesale funding sources when estimates of marginal funding costs indicate that it may be advantageous to do so.

Another key driver of net interest income is the growth of the business lines’ earning assets. While 2006 was consistent with prior years in that growth in our earning assets continued to result in additional net interest income, the level of earning asset growth was well below that experienced in prior years. For 2006, our earning assets averaged nearly $1,016 million, representing an increase of $29 million, or 3% over the prior year. This was a substantial reduction from the rates of growth observed for 2005 and 2004, when our earning assets increased 11% and 15% over prior year levels. Additionally, our earning assets ended the year at $1,013 million, or nearly $6 million below the level at which they ended 2005, with sequential quarter growth occurring only in the second quarter of this year and a significant reduction in balances occurring in the fourth quarter. A substantially higher level of loan sales than in prior years as well as continued runoff of our securities portfolio were significant factors in the lack of growth this year.

A 36% reduction in our provision for loan loss relative to prior years helped to offset the lack of growth in net interest income. Following a modest decline from $1,565,000 in 2004 to $1,500,000 in 2005, our provision for loan losses decreased significantly for 2006, totaling $965,000. A number of considerations contributed to the reduction in the 2006 provision, including the high volume of consumer loan sales, the absence of growth in our loan portfolio, and an ongoing assessment of the local economy.

A secondary source of revenue is our noninterest income, the growth of which has been a focus of management in recent years and remains a priority going forward. For 2006, noninterest income increased nearly $2.8 million, or 52% relative to 2005, with a higher level of gains on loan sales making the most significant contribution to income. Proceeds received from an insurance policy in the second quarter of this year also added to the increase, as did gains recognized from the marking-to-market of hedging instruments, though income earned from this source was counteracted by nearly identical losses on corresponding instruments.

A reduced rate of increase in our operating expenses also contributed to our incremental profitability in 2006. Following increases of 20% in both 2003 and 2004 and 15% in 2005, our noninterest expense grew less than 8% in 2006, totaling $30.5 million for the year.

Results of Operations

Net Interest Income

Our net interest income, or the difference between the income generated by our earning assets and the expense incurred from our interest bearing liabilities, accounts for the majority of our revenues each year. For 2006, our net interest income totaled $40.1 million, down $84,000 from the level earned in the prior year, as our net interest margin fell 16 basis points from 4.08% to 3.92%. This ended a trend of year-over-year improvements in net interest income, including growth of over $4.1 million, or nearly 12%, in 2005 and $5.3 million, or 17% in 2004. The changes in our net interest income are influenced by the levels of growth in, and mix of, our various earning assets and funding sources, along with the repricing characteristics of those assets and liabilities. The repricing of our assets and liabilities is, in turn, influenced by the levels of and changes in interest rates.

As was the case in 2004 and 2005, a higher level of earning assets compared to the prior year resulted in additional net interest income, approximately $4.2 million in 2006. However, in contrast to those previous years, when asset and liability repricing also contributed to the improvement, the effects of repricing negatively impacted our 2006 net interest income by $4.3 million and more than offset the improvement from the additional earning assets. The following table illustrates the effects of both variables on net interest income, with the results related to the level of earning assets referred to as “volume,” and the effects of asset and liability repricing labeled “rate.”

Rate/Volume Analysis
	2006 vs. 2005 Increase/(Decrease) due to			2005 vs. 2004 Increase/(Decrease) due to			2004 vs. 2003 Increase/(Decrease) due to
	Volume	Rate	Total Change	Volume	Rate	Total Change	Volume	Rate	Total Change
	(Dollars in thousands)
INTEREST INCOME Investments:
Available-for-Sale Securities	$(794)	$150	$(644)	$601	$318	$919	$1,335	$(129)	$1,206
Held-to-Maturity Securities	(78)	40	(38)	(37)	11	(26)	(203)	(8)	(211)
Other Equity Investments	799	(532)	267	102	(188)	(86)	50	(285)	(235)
Total Investments	(73)	(342)	(415)	666	141	807	1,182	(422)	760
Loans: Residential	2,444	2,451	4,895	2,476	1,068	3,544	2,754	(551)	2,203
Residential Construction	1,875	1,296	3,171	967	1,802	2,769	1,877	104	1,981
Multifamily	(2,182)	1,505	(677)	(565)	1,107	542	438	(1,336)	(898)
Multifamily Construction	1,117	185	1,302	(133)	216	83	109	(61)	48
Commercial Real Estate and Business	617	1,741	2,358	586	2,218	2,804	(19)	(917)	(936)
Commercial Real Estate Construction	624	511	1,135	224	254	478	56	146	202
Consumer & Other	579	460	1,039	954	256	1,210	1,569	536	2,105
Total Loans	5,074	8,149	13,223	4,509	6,921	11,430	6,784	(2,079)	4,705
Total Interest Income	5,001	7,807	12,808	5,175	7,062	12,237	7,966	(2,501)	5,465

2006 vs. 2005 Increase/(Decrease) due to			2005 vs. 2004 Increase/(Decrease) due to			2004 vs. 2003 Increase/(Decrease) due to
Volume	Rate	Total Change	Volume	Rate	Total Change	Volume	Rate	Total Change
(Dollars in thousands)
INTEREST EXPENSE Deposits: Money Market Deposit and Checking	444	2,279	2,723	367	1,090	1,457	708	(15)	693
Savings	(9)	12	3	(2)	4	2	(1)	(1)	(2)
Time Deposits	717	5,276	5,993	1,225	3,217	4,442	1,288	(1,671)	(383)
Total Deposits	1,152	7,567	8,719	1,590	4,311	5,901	1,995	(1,687)	308
FHLB and Other Advances	(360)	4,533	4,173	202	1,985	2,187	1,083	(1,222)	(139)
Total Interest Expense	792	12,100	12,892	1,792	6,296	8,088	3,078	(2,909)	169
Net Interest Income	$4,209	$(4,293)	$(84)	$3,383	$766	$4,149	$4,888	$408	$5,296

Earning Asset Growth (Volume)

While 2006 was consistent with prior years in that growth in our earning assets continued to result in improvement in our level of net interest income, the level of earning asset growth observed during the year was well below that experienced in prior years. For 2006, our earning assets averaged nearly $1,016 million, representing an increase of $29 million, or 3% over the prior year. This was a significant reduction from the rates of growth observed for 2005 and 2004, when our earning assets averaged nearly $987 million and $889 million, respectively, representing increases of 11% and 15% over prior year levels. Additionally, our earning assets ended the year at $1,013 million, or nearly $6 million below the level at which they ended 2005, with sequential quarter growth occurring only in the second quarter of this year and a significant reduction in balances occurring in the fourth quarter. A substantially higher level of loan sales than in prior years as well as continued runoff of our securities portfolio were significant factors in the lack of growth this year.

As illustrated in the Rate/Volume Analysis table, our loan portfolio has accounted for the majority of the volume-related growth in interest income each year. Our average loans, including loans held-for-sale and net of provision for loan loss, increased by more than $44 million, or 5% over the prior year in 2006, following growth of approximately 10% and 13% in 2005 and 2004, respectively. It was primarily this growth in our average loan balances that accounted for the $8.0 million, $5.2 million, and $5.0 million in volume-related increases in interest income for 2004, 2005, and 2006 respectively.

Over the last three years, residential and residential construction loans have been the most significant contributors to our year-over-year income growth. In contrast, the growth in our consumer and other loan balances has gradually declined, as increased sales of our consumer loans impeded portfolio growth. Reductions in the size of our multifamily real estate portfolio have led to volume-based declines in interest income in each of the last two years, though the 2006 decline was partially offset by a volume-based increase from multifamily construction loans.

Based on our current observations of loan production and anticipated future loan sales, we expect that residential lending will continue to be the most significant factor in the volume-based growth of interest income and that improvement attributable to consumer loans will likely continue to decline based on the high levels of anticipated loan sales. The roles of commercial real estate, business banking, and multifamily loans are more difficult to predict, as these credits tend to be larger, and consequently more capable of significant impacts. Additionally the timing of originations and potential sales of these loans are very difficult to forecast with any reasonable degree of accuracy.

By comparison, our securities holdings have fallen since mid-2004 and the contribution to interest income from those holdings has declined accordingly. The additional volume-based interest income from securities in 2004 and 2005 was attributable to our decision in mid-2004 to increase the size of our securities portfolio.

Over the past several quarters, however, we have typically found the yields available on investment securities to be significantly less attractive than those on loans, particularly when the funding costs to support the additional assets were taken into account. Consequently, as the securities in our portfolio have been called or matured, we have generally not replaced the paid-off securities, but instead redirected those cash flows to support loan growth. This resulted in the balance of our securities portfolio contracting by more than $26 million during the 12 months ended December 31, 2006. In the event that yields on securities and/or the cost of funding purchases should become more conducive to holding investment securities, we would consider increasing the size of our securities portfolio at that time.

We generally rely on growth in our deposit balances, which include certificates issued in institutional markets through deposit brokerage services, to support our asset growth. As of the December 2006 year-end, our total deposit balances had increased $45 million, or approximately 6% from the 2005 year-end level. Our non-maturity deposit balances increased nearly $49 million, while time deposits declined approximately $4 million. The 6% growth observed in 2006 represented a significant reduction from the 13% increase in deposit balances between the 2004 and 2005 year-end levels, 16% growth observed in 2004, and 17% increase in 2003. Growth in checking and money market balances, however, returned to a more desirable level in 2006 after accounting for only $9 million of the 2005 deposit growth. By comparison, checking and money market accounts had increased by approximately $62 million between the years ended December 2003 and 2004. The growth of checking and money market accounts typically helps us reduce our overall cost of funds. Consequently, we consider the growth of these account types to be an important part of our funding strategy for the future. To encourage this growth, we actively monitor the products and rates offered by our competition in the local market and develop new products and/or offer aggressive rates to attract new balances in the most cost-effective manner possible.

Throughout 2003 and 2004, rates paid on retail deposits tended to be very low relative to historical norms, with highly-liquid money market accounts paying nearly identical rates to much less-liquid short- and intermediate-term time deposits. With time deposits offering very little rate incentive over money market accounts, more depositors opted for the additional liquidity of the money market accounts. This was a major contributing factor to the growth in our money market balances in 2003 and 2004.

In early 2005, however, the increases in short-term market interest rates that began in the second quarter of 2004 started to affect the yields on retail deposits, with the rates paid on time deposits increasing more significantly than those paid on money market accounts. Consequently, we observed a migration of balances from non-maturity accounts to time deposits, as rates on time deposits had risen while money market rates had remained relatively stable. This resulted in time deposits becoming more attractive, and made it more difficult to retain or grow checking and money market balances.

In the first quarter of this year a substantial increase in non-maturity deposit balances, particularly in our money market products, allowed us to take steps to improve our funding mix by reducing balances borrowed from the Federal Home Loan Bank of Seattle (FHLB). Unfortunately, this trend did not continue in the second and third quarters. Following impressive growth in the first quarter, our non-maturity deposit balances peaked in mid-April, then steadily declined for the next month as a result of outflows for federal income tax and state property tax payments, as well as a substantial reduction in balances maintained by a large commercial customer. The decline continued in the third quarter, as our non-maturity balances fell in July, then recovered modestly over the remainder of the quarter. In the fourth quarter, however, we once again experienced a substantial increase in non-maturity balances, particularly in our higher-balance, higher-rate money market product, as a result of large depositors, many of them commercial customers, bringing significant balances into both new and existing accounts.

Our time deposit balances fell modestly in the first quarter and substantially in the second as we priced our certificates less aggressively, resulting in a lower retention of maturing balances. In the third quarter, time deposit balances increased significantly, rising nearly $23 million from their level as of the June 30, 2006 quarter end, including an $8 million net increase during the quarter in certificates issued through deposit brokerage services. For the final quarter of the year, time deposit balances declined nearly $5 million from their September 30 level based on a $10 million net reduction in outstanding brokered certificate balances during the quarter. For the year, our retail time deposit balances fell $9 million compared to December 31, 2005, while brokered certificate balances increased $5 million from the 2005 year-end level.

In the event we find ourselves unable to fully support our asset growth with new deposits, we typically utilize advances from the FHLB as a supplemental funding mechanism. However, because of a combination of slower asset growth than deposit growth in 2005 and 2006, we did not have to rely as significantly on FHLB borrowings as we have in prior years. Consequently, the interest expense incurred as a result of additional advances to fund asset growth totaled only $202,000 for 2005 and declined $360,000 for 2006 as our FHLB borrowings fell to $172 million as of the 2006 year-end, compared to $226 million as of December 31, 2005. This represented a significant reduction relative to prior years, when the increased utilization of FHLB advances to accommodate asset growth resulted in an additional $1.1 million (2004) and $1.5 million (2003) in volume-based interest expense relative to the corresponding prior years.

Asset Yields, Funding Costs, and Net Interest Margin (Rate)

As noted above, following four years of improvement, our net interest margin declined 16 basis points in 2006, totaling 3.92% for the year compared to 4.08% in 2005 and 4.01% in 2004. In each of those prior years, the effects of asset and liability repricing resulted in improvements to our net interest income, with an additional $408,000 contributed in 2004 and a $766,000 increase in 2005. By comparison, while the effects of asset repricing contributed an additional $7.8 million in interest income in 2006 relative to the prior year, the repricing of our funding sources increased our interest expense by $12.1 million, resulting in a $4.3 million reduction in our net interest income compared to 2005.

The pricing-related increases in interest income and expense for 2005 and 2006, as well as the declines in prior years, were largely attributable to the interest rate environment over that period. Between 2001 and 2003, most major interest rate indexes were falling and the Federal Reserve Bank cut rates a total of 13 times, 11 in 2001 and once each in 2002 and 2003. By mid-2004, however, short-term market interest rates changed direction, with major market indexes moving upward and the Federal Reserve Bank commencing a series of increases of its target Fed Funds rate. Rising short-term interest rates remained the theme throughout 2005 and into mid-2006.

In response to these interest rate movements, the yield on our loan portfolio, which consists primarily of adjustable rate loans tied to short-term market indexes and subject to contractually-defined repricing terms, began falling in 2001, with the decline continuing through 2003. Despite the reversal and upward movement in market interest rates in 2004, our portfolio yield continued to decline, as favorable repricing on construction, consumer, and other loans failed to offset the negative repricing impacts of single and multifamily residential mortgages and commercial real-estate loans. Early in 2004, negative repricing effects were largely attributable to loans repricing before most interest rate indexes had began to move upwards. Also contributing to the continued decline in yield were higher-rate loans paying off and being refinanced with new loans originated at the lower interest rates available at that time. For 2005 and 2006, all major loan categories showed pricing-related improvement in interest income as existing adjustable rate loans repriced, and new loans were originated, at higher interest rates.

The interest rate movements described above affected the yield earned on our investment portfolio in a similar manner, though less significantly, as fixed-rate instruments represent a much greater percentage of the securities portfolio than the loan portfolio. The portfolio’s performance over the last three years was also significantly impacted by our holdings of FHLB stock. As a member of the FHLB, and to utilize FHLB advances as a funding source for our lending and investment activities, we maintain a position in FHLB stock. Our position in this stock, which totaled approximately $13 million in each of the last three years, had historically paid dividends on a quarterly basis. Because of financial restructuring at the FHLB, however, these dividends were reduced in the first quarter of 2004, with a further reduction occurring in the third quarter of that year, and no dividend paid in the fourth quarter. For 2005, the first quarter dividend was a fraction of that paid in prior years, and no dividends were paid for the remainder of the year. The reduction or absence of these dividends resulted in a significant decline in investment income for 2004 and 2005 relative to prior years (represented in the “Other Equity Investments” line in the Rate/Volume Analysis table). While a modest dividend was paid in the fourth quarter of 2006, this was not substantially different than the situation in 2005 and consequently, not a significant factor in the $532,000 rate-related reduction for the year. The majority of that figure represents the difference in interest payments paid and received on our interest rate swaps, which are discussed in the Noninterest Income, Noninterest Expense, Financial Condition, and Market Risk sections. Under the terms of these swaps, we make interest payments to our counterparty at a fixed rate of interest and receive payments based on a variable rate, typically a short-term LIBOR rate. In the event that the variable rate received exceeds the fixed rate paid, we would expect to see a positive rate-related impact in this category. At the present time, however, the fixed rates paid on these instruments exceed the variable rates received, thus the negative impact. In either case, however, it should be pointed out that these instruments are utilized for the purpose of hedging interest rate risk and never for speculative purposes, and that objective would be achieved regardless of the impact presented above.

In contrast to the assets described above, the pricing of our deposit accounts is not tied directly to short-term market index rates, but is instead driven principally by competitive factors in our local market. As a result, in an environment where rates move rapidly, the pricing of our deposits will typically lag the market index rates, moving in a more gradual fashion and continuing to move for some time after market rates have leveled off or changed direction. Due largely to this lagging effect, our liability costs declined more significantly than asset yields in 2003, and resulted in a greater rate-related reduction in interest expense than in interest income for that year. In 2004, we continued to see pricing-related reductions in our deposit expense despite the start of an upward trend in short-term interest rates beginning in the second quarter. Again, based on the lagging nature of deposit rates, these increases did not impact our deposit pricing until late in the year, by which time the vast majority of our deposit base had already repriced, and new deposits acquired, at low interest rate levels. By the end of the 2004, however, these increases in short term interest rates had begun to influence the deposit rates offered by our competitors. The lagged effects of rate increases in 2004, 2005, and the first half of 2006, combined with intense competition for deposits in our local marketplace, resulted in the rate-related increases in 2005 and 2006 interest expense illustrated in the Rate/Volume Analysis table. Given that market rates did not level off until mid-2006 and that movements in deposit rates can lag market rate movements by as much as several quarters, it is possible that we may continue to experience upward pressure on our deposit pricing in future quarters, even as asset yields plateau or decline in response to market rate indexes. In this event, we would expect to experience continued compression of our net interest margin.

Noninterest Income

Growth of our noninterest income has been a focus of management in recent years and remains a priority going forward. In both 2004 and 2005, we succeeded in growing our noninterest income over the prior year levels, with an increase of 16% in 2004 resulting primarily from higher gains on loan sales, and an increase of $1.1 million, or 26%, in 2005 attributable to service fee income and higher loan prepayment fees.

For 2006, noninterest income increased nearly $2.8 million, or 52% relative to 2005, with a higher level of gains on loan sales making the most significant contribution to income. Proceeds received from an insurance policy in the second quarter of this year also contributed to the increase, as did gains recognized from the marking-to-market of hedging instruments.

Gain on Sales of Loans

Gains on loan sales rose nearly $1.7 million in 2006, to more than double the prior year’s level, based on a significant increase in the volume of consumer loans sold. In the prior year, gains on loan sales had declined from 2004 levels as a result of a substantial reduction in consumer loan sales.

Gains on Loan Sales	2006	2005	2004
Consumer	$2,698,000	$820,000	$1,435,000
Commercial	303,000	271,000	175,000
Residential	92,000	350,000	147,000
Total Gains on Loan Sales	$3,093,000	$1,441,000	$1,757,000
Loans Sold
Consumer	$58,755,000	$17,883,000	$35,572,000
Commercial	29,973,000	11,310,000	32,606,000
Residential	49,373,000	38,019,000	35,787,000
Total Loans Sold	$138,101,000	$67,212,000	$103,965,000

Consumer Loan Sales

The year-to-year fluctuations in gains on consumer loan sales have typically followed changes in our practices regarding the volumes of loans to be sold. Our practice with regard to sales is, in turn, largely based on a combination of loan production and market demand. Prior to the second quarter of 2005, based on loan production and market demand, our plan had been to sell approximately $6 million to $8 million in sales finance loans each quarter. In the second quarter of 2005, we elected to change this practice and substantially reduced our sales of these loans, selling only sufficient volumes to ensure the continuity of the market. As a result, our loan sales in the second half of 2005 were well below those for the same period in 2004. At the end of 2005, however, we noted that we were experiencing an increased level of interest in our consumer loans from institutional investors, and consequently expected that sales of these loans would increase in 2006. This materialized and, combined with a higher level of loan production than in 2005, which provided us with more inventory to sell, resulted in a substantial increase in sales over the prior year.

Based on our current levels of loan production and market demand, our expectation is for our first quarter 2007 consumer loan sales to total in the $12 million to $18 million range, which should equal or exceed the level sold in the first quarter of 2006. Note that these expectations may be subject to change based on changes in loan production, market conditions, and other factors.

Commercial Loan Sales

Following increases of approximately 67% in 2004 and 55% in 2005, we continued to experience growth in our gains on commercial loan sales for 2006, though at a reduced rate. While our current expectation is that we will continue our commercial real-estate loan sales in future quarters, we reiterate that commercial real-estate loan transactions, particularly those that are candidates for sales of participations to other institutions, tend to be larger-dollar credits and unpredictable in their timing and frequency of occurrence. As a result, the volumes of commercial real estate loans sold, and gains thereon, will vary considerably from one quarter to the next depending on the timing of the loan and sales transactions.

Residential Loan Sales

While gains on residential loan sales declined significantly relative to the prior year, the reduction was largely attributable to an unusual event in the fourth quarter of 2005, the sale of approximately $5.4 million in “interest only” residential mortgages. The 2006 results are more in line with our expectations for loan sales and gains thereon.

As compared to the markets for our consumer and commercial loan sales, the market for residential loan sales is significantly larger and more efficient. As a result, residential loan sales are typically sold for very modest gains or potentially even at slight losses when interest rates are rising quickly. We believe the construction phase to be the most profitable facet of residential lending and the primary objective in a residential lending relationship. Following the construction process, our practice is to retain in our portfolio those residential mortgages that we consider to be beneficial to the Bank, but to sell those that we consider less attractive assets. Included in these less attractive assets would be those mortgages with fixed rates, which we offer for competitive reasons. Additionally, as residential loans are typically sold servicing released, sales do not result in the recognition of servicing assets or future servicing income.

Service Fee Income/(Loss)
	2006	2005	2004
Consumer	$1,345,000	$1,228,000	$244,000
Commercial	(62,000)	69,000	71,000
Residential	(5,000)	3,000	(1,000)
Total Service Fee Income	$1,278,000	$1,300,000	$314,000

Servicing fee income represents the net of actual servicing income received less the amortization of servicing assets. Servicing assets are recorded when we sell loans from our portfolio to investors and continue to service those loans following the sale. The value of these servicing assets is determined at the time of the sale using a valuation model that calculates the present value of future cash flows for the loans sold, including cash flows related to the servicing of the loans. The servicing asset is recorded at allocated cost based on fair value. The servicing rights are then amortized in proportion to, and over the period of, the estimated future servicing income.

Following an increase of 314% in 2005, our servicing income declined by nearly 2% in 2006. The high rate of growth in service fee income, and specifically consumer loan service fees, in 2005 was largely attributable to a change in the amortization period assumed for the underlying servicing asset.

Based on a review of our assumptions in the first quarter of 2005, we determined that the amortization period for the servicing rights on our consumer loan servicing portfolio was significantly shorter than the term over which these loans would be expected to provide net servicing income. Consequently, we revised the amortization period such that the average life of the amortization schedule would correspond with the average life we were currently observing for the underlying loan portfolio. This resulted in a significant increase in our net servicing income. To a lesser extent, additional loan sales, particularly the larger sales in late 2004 and the first quarter of 2005, and corresponding growth in our portfolio of consumer loans serviced for others also contributed to the increase in servicing income.

For 2006, service fee income earned on consumer loans serviced for investors exceeded that earned in the prior year based on a significant increase in the balances of consumer loans serviced, which was in turn a product of the increased volume of loan sales in 2006. Partially offsetting the additional service fee income from these higher balances was an increase in servicing asset amortization expense relative to the level of gross service fee income received. The amortization of servicing assets is reviewed on a quarterly basis, taking into account anticipated prepayment speeds, estimated servicing cost per loan, and other relevant factors. These factors are subject to significant fluctuations, and any projection of servicing asset amortization in future periods is limited by the conditions that existed at the time the calculations were performed, and may not be indicative of actual amortization expense that will be recorded in future periods.

In the case of commercial loans serviced, two large pools were paid off in the fourth quarter of 2006. This required us to immediately write off the remaining $75,000 in servicing assets associated with these credits, which resulted in the year-to-date losses presented above.

In contrast to consumer and commercial loans, residential loans are typically sold servicing released, which means we no longer service those loans once they are sold. Consequently, we do not view these loans as a significant source of service fee income.

Deposit Fee Income

Continuing the trend observed over the last few years, fee income earned on our deposit accounts increased 19%, to $748,000, up from $630,000 in 2005 and $571,000 in 2004. As was the case last year, the improvement over the prior year level was largely attributable to increased non-sufficient funds (NSF) fees and checking account service charges, which have grown as we have continued our efforts to expand our base of business and consumer checking accounts.

Other Noninterest Income

For 2006, our noninterest income from sources other than those described earlier rose by $1.0 million, or 51%, relative to the prior year, with gains on instruments used to hedge interest rate risks and insurance proceeds received from a key-man life insurance policy each contributing significantly to the year-over-year result. This followed growth of $446,000, or 29%, in 2005 driven by an increase in loan fees, more specifically loan prepayment fees.

	2006	2005	2004
Rental Income	$726,000	$627,000	$627,000
Loan Fees	766,000	647,000	384,000
Debit Card/Wires/Safe Deposit	328,000	258,000	189,000
Late Charges	268,000	207,000	167,000
Miscellaneous	914,000	246,000	172,000
Total Other Noninterest Income	$3,002,000	$1,985,000	$1,539,000

Additional income earned from miscellaneous sources made the most significant contribution to the increased level of other noninterest income for the year, rising $668,000, or 272% over the 2005 level. Included in the 2006 total were insurance proceeds of $400,000 received from a key-man life insurance policy. The receipt of these proceeds was the result of the unexpected passing of our Eastern Regional Sales Finance Manager.

Gains on hedging instruments for our commercial real estate loan portfolio, which represent the change in fair value of interest-rate derivatives, contributed $182,000 in miscellaneous income for the year. While these are, in fact, unrealized gains on the positions, the changes in the fair value of these instruments are reflected in the current period income. Losses on related instruments counteracted, and are expected to counteract, any income earned from this source. The unrealized fair value losses on these additional instruments are reflected in our noninterest expense. These derivatives, which are evaluated each quarter, were utilized to hedge interest rate risk associated with extending longer-term, fixed-rate periods on commercial real-estate loans, and structured such that a gain on any given derivative is matched against a nearly identical loss on an offsetting derivative, resulting in essentially no net impact to the bank’s earnings. To the extent that we continue to offer similar longer-term, fixed-rate periods on commercial real-estate loans in the future, and use similar derivative structures to manage interest rate risk, this income, as well as the offsetting expense, would be expected to increase in future periods. As these instruments were new to our operations in 2006, no similar income was recognized in prior years.

Loan fee income increased relative to 2005 based on a higher level of non-deferred loan fees, particularly in our Business Banking and Residential Lending areas. These typically include fees collected in connection with loan modifications or extensions. Loan prepayment fees, which had contributed significantly to the growth observed in 2004 and 2005, fell $11,000, or 2%, compared to the 2005 level.

Rental income also increased substantially relative to the prior year, as the second quarter of 2006 brought the arrival of a new tenant in the First Mutual Center building, as well as a recovery of some 2005 operating expenses from other tenants in the building.

We continued to observe significant growth in our Debit Card/Wires/Safe Deposit Fees, which totaled $328,000 for the year, representing an increase of 27% over the 2005 level. This followed growth of 46% in 2005 and an increase of 65% in 2004. Most of this growth is attributable to debit card fee income, which we expect to continue rising as checking accounts become a greater piece of our overall deposit mix.

Additionally, revenues received from late charges on our loan portfolio increased nearly 30% for 2006 after growing 24% in 2005 and 39% in 2004 based on growth of our sales finance and residential loan portfolios, combined with improved collection efforts and, in the case of some states, stricter payment deadlines on the sales finance loans.

Noninterest Expense

Following increases of 20% in both 2003 and 2004 and 15% in 2005, our noninterest expense increased less than 8% in 2006, totaling $30.5 million for the year. While personnel related expenses represented the most significant increase among operating costs for 2006, accounting for 55% of the total increase in noninterest expense, occupancy and other noninterest expenses also increased substantially relative to 2005. In previous years, the major contributors to increased operating costs included growth in compensation and benefits expense, the 2003 purchase of our corporate headquarters building and 2005 remodels of that building as well as several banking centers, and rising credit insurance premiums attributable to the growth of insured balances in our sales finance loan portfolio.

Salaries and Employee Benefits

Even though we incurred $633,000 in stock option expense, as required by the new accounting guidelines, our 2006 salary and benefit expense rose only $1.2 million, or 7%, over the prior year level, compared to increases of nearly 14%, or $1.9 million for 2005, and 15%, or $1.8 million in 2004.

	2006	2005	2004
Salaries	$13,246,000	$12,577,000	$11,186,000
Deferred Origination Expenses (SFAS 91)	(1,658,000)	(2,169,000)	(1,995,000)
Stock Option Expense	633,000	—	—
Net Salaries	$12,221,000	$10,408,000	$9,191,000
Commissions and Incentive Bonuses	2,218,000	2,525,000	2,170,000
Employment Taxes & Insurance	989,000	949,000	873,000
Temporary Office Help	219,000	277,000	189,000
Benefits	1,749,000	2,041,000	1,838,000
Total Salaries & Benefit Expenses	$17,396,000	$16,200,000	$14,261,000

Salary expense is the largest component of our personnel related costs, and consequently will typically be the most significant component of year-over-year expense growth. Relative to the prior year, net salaries expense grew $1.8 million, or 17%, for 2006 with a large part of the increase attributable to the expensing of stock option compensation in accordance with Statement of Financial Accounting Standard 123(R) (SFAS 123(R)). As SFAS 123(R) was adopted in January 2006, no comparable expense was recognized in prior years.

Further contributing to the growth in salary expense was a significant reduction in the deferral of salary costs related to loan originations. In accordance with current accounting standards, certain loan origination costs, including some salary expenses tied to loan origination, are deferred and amortized over the life of each loan originated, rather than expensed in the current period. Operating costs are then reported in the financial statements net of these deferrals. The amount of expense subject to deferral and amortization can vary from one period to the next based upon the number of loans originated, the mix of loan types, and year-to-year changes in “standard loan costs.”

For the year, the amount of salary expense deferred by our Income Property and Residential Lending areas ran below the levels deferred in 2005, resulting in higher current period expenses. In the case of our Residential lending area, both the number of loans originated in 2006, as well as the deferred costs associated with originations, declined relative to the prior year. In contrast, while our Income Property department’s originations through the first nine months of 2006 were comparable to last year, the mix of loans changed substantially, with a greater volume of construction loans, which resulted in a much lower level of expense deferral. In the fourth quarter of 2006, expense deferrals for the Income Property area returned to a level comparable to the prior year, while deferrals for the Residential Lending area remained well below those of 2005.

By comparison, for 2005, the impact of deferred loan origination costs on our salary expense increased over the prior year as changes in loan originations, mix, and the standard loan costs for each loan type impacted our total deferred costs. Significant increases in the standard loan costs for both income property and custom construction loans, along with an increase in the number of custom construction loans originated, offset reductions in deferred costs for other areas, most notably Sales Finance, which declined due to a decrease in both its standard loan costs as well as the number of loans originated relative to the prior year.

Also contributing to the escalation in regular compensation expense were the annual increases in staff salaries, which take effect in April of each year and generally fall within the 3% to 4% range.

Commissions and incentive compensation declined relative to the 2005 levels, based in large part on the elimination of the general staff bonus for 2006. For those personnel not participating in a specified commission or incentive compensation plan, we maintain a separate bonus pool, with accruals made to the pool at the end of each quarter based on our year-to-date performance. Based on our results in 2005, expenses related to this bonus totaled $249,000 for the year. By comparison, based on our results for 2006, we have elected to forego the staff bonus for the year, resulting in a substantial reduction relative to the prior year’s total incentive compensation expense.

Among the other categories of incentive compensation, loan officer commissions were little changed compared to their 2005 level, while a decline of $53,000, or 10%, was observed in other incentive compensation for the year. The incentive compensation plans for loan production staff tend to vary directly with the production of the business lines. Other incentive compensation includes payments to all areas of the bank, but consists primarily of bonuses paid to banking center personnel.

In contrast, commissions and incentive bonuses had shown increases of 16% for 2005 and 10% in 2004 based on rising loan originations. Loan originations totaled $526 million in 2005 and $470 million in 2004. Loan originations for 2006 totaled $546 million.

Expenditures on temporary office help declined significantly relative to the prior year level based on reductions in usage by our executive, accounting, consumer loan administration, and customer service areas. Temporary office help is frequently used to staff positions left vacant as a result of employee turnover. As permanent employees were placed in these positions, reliance upon temporary staff was reduced.

Following increases of 22% in 2004 and 11% in 2005, employee benefit expense declined significantly relative to the prior year, falling $292,000, or 14%. This reduction was primarily attributable to a decision in the fourth quarter of 2006 to forego an annual 3% profit sharing contribution to our 401K plan. As this represents an unusual occurrence, the benefits expense incurred for the fourth quarter of 2006 should not be considered indicative of an expected future run rate for our benefits expense.

Prior to 2005, annual increases in our expenditures on employee medical plans accounted for a large portion of the increase in total benefits costs each year. Beginning in 2005, however, we were able to reduce employee medical insurance costs by changing the insurance plans offered to staff members. As a result, our employee medical plan expenses for 2005 actually declined by 2% relative to the prior year. We continue to evaluate the plans offered to our employees each year as a means of controlling our overall benefits expense.

Occupancy

Occupancy expense continued its upward trend, rising 15% for the year, following increases of 26% and 14% in 2005 and 2004, respectively. As was the case in both 2004 and 2005, additional depreciation expense was a major contributor to the year-over-year increase. The additional depreciation expense in 2005 and 2006 resulted from remodeling projects at several of our banking centers and sections of our First Mutual Center building. We also relocated the West Seattle Banking Center to a new facility in 2006.

	2006	2005	2004
Rent Expense	$288,000	$322,000	$313,000
Utilities and Maintenance	763,000	685,000	639,000
Depreciation Expense	2,060,000	1,651,000	1,321,000
Other Occupancy Costs	939,000	855,000	514,000
Total Occupancy Expenses	$4,050,000	$3,513,000	$2,787,000

Depreciation expense has increased considerably in each of the last four years, starting with our acquisition of the First Mutual Center building in the first quarter of 2003. Despite the additional depreciation expense that year, as well as increases in utilities and maintenance expenses associated with ownership of the building, total occupancy expense rose only 4% in 2003 as the additional expenses were largely offset by a substantial reduction in rent expense, as we no longer leased the space we occupied in the building.

In 2004, capital expenditures for the enhancement of our information systems infrastructure, investment in enterprise software, the remodel of one banking center, and an increase in the amortization of leasehold improvements led to the growth in deprecation expenses as compared to the previous year. For 2005, the additional depreciation expense largely resulted from remodeling projects and improvements at First Mutual Center and several of our banking centers. Since these remodeling projects were completed over the course of 2005, the depreciation expense for the year reflected only a partial year of depreciation for most of these projects.

Finally, in 2006, depreciation expense rose $409,000, or 25%, relative to the prior year, as a result of recognizing a full year of depreciation expense on the new buildings and improvements, as well as items such as furniture, fixtures, and computer networking equipment, as the construction and renovation projects were typically accompanied by new furnishings and equipment.

Utilities and maintenance expenses increased $78,000, or 11%, over their prior year level after increasing approximately 7% in 2005. In addition to higher utilities rates this year, several projects completed in the banking centers and at our corporate headquarters contributed to the increased costs. These projects included, among other things, new signage, removing old signage at the previous West Seattle Banking Center location, landscaping, and HVAC and window film repairs at First Mutual Center.

The 10% increase in other occupancy costs over the 2005 level was attributable to additional expenditures for real estate taxes, equipment maintenance, security systems, and software licensing. Real estate taxes rose $36,000 compared to 2005 because of annual increases in taxes paid on bank properties, as well as property taxes on the land purchased for our new Canyon Park banking center. Maintenance costs for computers and equipment rose by $26,000 for the year based in part on a change in the management of, and contract for, office equipment such as printers and copy machines.

The 10% increase observed in other occupancy costs for 2006 represented a significant improvement from the prior year, when these expenses rose by nearly 66% based on purchases of non-capitalized assets and equipment that were primarily related to the remodeling projects carried out that year, as well as increases in software licensing fees and higher servicing costs for information systems related equipment. Software licensing fees rose nearly $107,000 for the year as a result of a new licensing agreement we signed with Microsoft and the procurement of new banking-specific software programs.

In contrast to the other categories of occupancy expense, rent expense declined in 2006 based on the closings of Income Property lending offices as well as the relocation of the West Seattle Banking Center from a leased space to a new building that we own.

Other Noninterest Expenses

The rate of increase for our other noninterest expense continued to decline in 2006, as expenses grew $423,000, or 5%, compared to the prior year, after increases of 14% in 2005 and 35% in 2004. The additional expense in 2006 was attributable to increased expenditures for credit insurance, taxes, and miscellaneous noninterest expenses including losses on hedging instruments. These additional costs were partially offset by a substantial decline in marketing and public relations expense.

	2006	2005	2004
Marketing & Investor Relations	$983,000	$1,389,000	$1,243,000
Credit Insurance	1,782,000	1,506,000	1,102,000
Outside Services	832,000	763,000	600,000
Taxes	670,000	490,000	483,000
Information Systems	906,000	931,000	1,001,000
Legal Fees	520,000	501,000	421,000
Other	3,355,000	3,045,000	2,716,000
Total Other Noninterest Expenses	$9,048,000	$8,625,000	$7,566,000

While our credit insurance expense continued to increase in 2006, rising $276,000, or 18%, over the prior year, it is our expectation that expenditures for credit insurance will decline in future quarters. In the fourth quarter of 2006, our premium costs fell nearly 4% compared to the same period in 2005.

The majority of credit insurance premiums are attributable to our sales finance loans, including both those loans retained in our portfolio as well as those loans serviced for other institutions. After evaluating our use of credit insurance, we concluded that the benefits of the insurance on sales finance loans no longer outweighed the costs and chose to forego the insurance and assume the credit risk on future sales finance loan production. Loans insured prior to August 1, 2006 will remain insured under previous policies. Some sales finance loans originated on or after August 1, 2006 were sold to institutional investors with insurance placed prior to sale. These loans will be insured under the new policy effective August 1, 2006. All other sales finance loans originated on or after August 1 will not be insured. To a much lesser extent, residential land loans and a small percentage of the consumer and income property loan portfolios are also insured. While these insured balances may continue to increase in future quarters, the premiums paid on these balances are sufficiently small relative to those paid on sales finance loans such that total premiums paid would still be expected to decline.

Relative to the prior year level, our 2006 tax expense rose 37% due to increased business and occupation taxes. The increase in these taxes was largely attributable to the year’s higher level of consumer loan sales and gains thereon. As we currently expect loan sales in future quarters to approximately equal or exceed the levels of sales in 2006, it is our expectation that these taxes will likely remain at or above their current levels. Also reflected in the 2006 total was a $35,000 settlement with the Washington State Department of Revenue on our B&O tax audit.

Losses on hedging instruments, which represent the change in fair value of interest-rate derivative instruments for our commercial real-estate loan portfolio, resulted in $184,000 in noninterest expense for the year. As was the case with the previously mentioned gains on hedging instruments, accounting rules require any change in the fair value of such instruments to be reflected in the current period income. Additionally, as was previously noted, the losses incurred on these derivatives were essentially negated by gains on corresponding instruments. These derivatives are associated with longer-term, fixed-rate commercial real-estate loans, and are evaluated each quarter. The derivatives were utilized to hedge interest rate risk associated with these loans and structured such that a gain on any given derivative is matched against a nearly identical loss on a corresponding derivative, resulting in essentially no net impact to the bank’s earnings. To the extent that we continue to offer similar longer-term, fixed-rate maturities on commercial real-estate loans in the future and use similar derivative structures to manage interest rate risk, this income, as well as the offsetting expense, would be expected to increase in future periods. As these instruments were a new development in 2006, no comparable expense was recognized in 2004 or 2005.

Partially offsetting the above increases, marketing expense totaled $983,000, or 29% less than the prior year, as we reduced marketing expenditures across all departments throughout most of the year.

Reserve and Provision for Loan and Lease Losses

The provision for loan and lease losses reflects the amount deemed appropriate to produce an adequate reserve for probable losses inherent in the risk characteristics of the loan portfolio. In determining the appropriate reserve balance, we consider the current and historical performance of the loan portfolio, the amount and type of new loans added to the portfolio, our level of non-performing loans, the amount of loans charged-off, and the economic and environmental conditions in which we currently operate.

The determination of the level of reserves, and thus any additional provision, is arrived at through a process that begins with the Asset Management Department, which analyzes the loan portfolio from a historical loss perspective and a composition and geographic concentration viewpoint. The Asset Management Department then prepares an economic analysis of the Puget Sound region that includes, when appropriate, employment forecasts, housing sales, vacancy rates, and commercial real estate analysis. That information is then reviewed by our Loan Policy Committee, and Chief Risk Officer who makes a recommendation as to the loan and lease loss provision to the Audit Committee of the Board of Directors. The Audit Committee considers the input and recommendations of the Asset Management Department, the Loan Policy Committee, and the Chief Risk Officer, and determines the appropriate level of reserves. The Board of Directors reviews the actions of the Audit Committee.

Following a modest decline from $1,565,000 in 2004 to $1,500,000 in 2005, our provision for loan and lease losses declined significantly for 2006, totaling $965,000. A number of considerations contributed to the reduction in the 2006 provision, including the high volume of consumer loan sales, the absence of growth in our loan portfolio, and an ongoing assessment of the local economy.

While our provisions taken through the first three quarters of 2006 would have implied an even more significant decline in the provision this year, an increase in the in fourth quarter provision was prompted by growth in net charge-offs from $170,000 in the first nine months of 2006 to $810,000 in the fourth quarter. Also contributing to the need for a larger provision in the fourth quarter was an increase in nonperforming assets from $1.5 million as of September 30, to $3.5 million at the year-end. Partially offsetting the effects of the growth in charge-offs and nonperforming assets was a $22 million decline in the loan portfolio during the fourth quarter.

Our 2006 charge-offs, net of recoveries, are presented in the following table along with the size of each business line’s portfolio as of December 31, 2006. For the year, over 90% of the net charge-offs occurred in two of the smaller portfolios, Community Business Banking and Sales Finance.

Business Line	Net Charge-Offs 2006	Loan Portfolio as of December 31, 2006
Community Business Banking	$309,000	$13,583,000
Sales Finance	575,000	70,786,000
Consumer	2,000	26,392,000
Residential	93,000	356,231,000
Income Property	—	295,251,000
Business Banking	—	131,188,000
Total	$979,000	$893,431,000

Community Business Banking (CBB) represents less than 2% of the portfolio, yet accounted for $309,000, or 32% of all net charge-offs for 2006. By comparison, this segment accounted for $247,000, or 34% of all net charge-offs in 2005. We have taken actions to correct this problem, including a review of our underwriting procedures and greater oversight of the underwriting of these loans. We don’t anticipate continued net charge-offs at the levels experienced in the last two quarters, in part because the loss experienced in 2006 was largely attributable to a single borrower.

While the majority of all charge-offs were observed in our Sales Finance business line, this result was within our expectations for that area. Net charge-offs for the year totaled $575,000, or 59% of all net charge-offs, and included gross charge-offs of $880,000 offset by $305,000 in recoveries. Similarly, net charge-offs for the segment had totaled $480,000 in 2005, or 66% of all net charge-offs for the year. We anticipate that we will see increased net charge-offs in this area in 2007 as we have changed our policy of purchasing credit insurance on loans with low FICO scores. Prior to last fall, we placed credit coverage on many loans with FICO scores below the 720 level, however, since that time we have not insured those loans, which reduces our insurance costs, but increases the level of net charge-offs. Loans with FICO scores of 720 and below typically account for 20-30% of loans originated. The insurance cost for those loans had previously ranged from 2-2.5% a year, and we expect net charge-offs to be commensurate with that level of insurance expense.

The charge-off experience with the Residential business line was unusual. The Residential portfolio has traditionally had an excellent record of credit quality and did not incur any charge-offs in 2005. Through the first three quarters of 2006, we experienced net recoveries totaling $141,000. In the fourth quarter, however, we incurred $235,000 in charge-offs related to custom construction loans in the Oregon market. We have subsequently carefully scrutinized the portfolio in the Oregon market, reviewed our underwriting procedures for that area, and changed the oversight of our Underwriting Department. We are hopeful that the steps we have taken will restore the credit quality that has characterized this portfolio in the past.

Partially offsetting the effects of the charge-offs on our 2006 provision, was the modest growth of our net loan portfolio (excluding loans held-for-sale), which increased by less than $16 million, or 2%, over the 12 months ended December 31, 2006, a sharp decline relative to the growth of $69 million observed in 2005 and $84 million in 2004. Additionally, economic conditions in the Puget Sound metropolitan area remained favorable as well, with solid, though not dramatic growth. The local housing market continues to be strong, and commercial office vacancy rates remain low relative to recent years.

Asset Quality

Non-performing assets as a percentage of total assets increased from 0.08% at December 31, 2005 to 0.32% at year-end 2006. Although that level of nonperforming assets is well within industry standards, it is at the upper range of our historical experience. Noted below are the ratios from 1998 through 2006 and the comparative industry ratios.

Year	First Mutual Bank	All FDIC-Insured Commercial Banks
1998	0.07%	0.65%
1999	0.06%	0.63%
2000	0.38%	0.74%
2001	0.08%	0.92%
2002	0.28%	0.94%
2003	0.06%	0.77%
2004	0.10%	0.55%
2005	0.08%	0.48%
2006	0.32%	n/a

At year-end 2006 our nonperforming assets totaled $3.5 million. Subsequent to the year-end, two multifamily loans and one custom construction loan in Oregon totaling $1.2 million were paid in full, bringing our nonperforming assets down to $2.2 million, or 0.21% as of February 22, 2007. We have two custom construction loans in the Oregon market totaling $660,000 for which we have already taken impairment charges of $198,000. We don’t anticipate any further significant losses on those loans. A third residential loan also in that market, with a loan balance of $825,000, appears to be fully collectable. We have one other residential loan in the Puget Sound area with a loan balance of $167,000, on which we do not expect any loss.

The remaining loans are one equipment lease and sales finance loans, most of which are covered by credit insurance.

Listed below is a compilation of the loans that comprised our non-performing assets as of the 2006 year-end:

Two multi-family loans in Oregon. No anticipated loss. Paid in full January 2007	$865,000
One single-family residential loan in Oregon. No anticipated loss	825,000
Two custom construction loans in Oregon market. Impairment charges taken in 2006. No further losses anticipated	660,000
Sixty-seven consumer loans. Full recovery expected from insurance claims	421,000
Custom construction loan in Oregon. Impairment charges taken in 2006. No further loss anticipated. Paid in full February 2007	376,000
One single-family residential loan in the Puget Sound market. No anticipated loss	167,000
One equipment lease. No anticipated loss	62,000
Six consumer loans. No anticipated loss	34,000
Three insured consumer loans from insured pools that have exceeded the credit insurance limit. Possible loss of $29,000	29,000
Four consumer loans. Possible loss of $23,000	23,000
Total Non-Performing Assets	$3,462,000

Adoption of New Accounting Principle

In December 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 123(R) (SFAS 123(R)), Share-Based Payment, which is a revision of Statement of Financial Accounting Standards No. 123 (SFAS 123), Accounting for Stock-Based Compensation.

SFAS 123(R) eliminates accounting for share-based compensation transactions using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25 (APB 25), Accounting for Stock Issued to Employees, and requires instead that such transactions be accounted for using a fair-value-based method. We elected to adopt the provisions of SFAS 123(R) effective January 1, 2006, under the modified prospective transition method, in which compensation cost is recognized beginning with the effective date (a) based on the requirements of SFAS 123(R) for all share-based payments granted after the effective date and (b) based on the requirements of SFAS 123(R) for all awards granted to employees prior to the effective date of SFAS 123(R) that remain unvested on the effective date.

As was permitted under SFAS 123, we chose to follow Accounting APB 25, and related interpretations in accounting for stock-based awards to employees through December 31, 2005. Accordingly, no compensation cost for stock options was recorded at the date of grant.

With the adoption of SFAS 123(R), we elected to amortize stock-based compensation for awards granted on or after the adoption of SFAS 123(R) on January 1, 2006, on a straight-line basis over the requisite service (vesting) period for the entire award. For awards granted prior to January 1, 2006, compensation costs are amortized in a manner consistent with APB 25.

At December 31, 2006, we had four stock-based employee/director compensation plans. The plans are accounted for under the recognition and measurement principles of SFAS 123(R), and related interpretations. Stock-based employee or director compensation cost is reflected in net income for 2006. All options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net income and earnings per share if the fair value recognition provisions of SFAS 123(R) had been adopted in 2004 and 2005.

	2005	2004
Net income, as reported	$10,318,649	$9,287,813
Deduct: Total stock-based employee/director compensation expense determined under fair value based method for all awards, net of related tax effects(1)	(569,555)	(445,047)
Pro forma net income	$9,749,094	$8,842,766
Earnings per share: Basic — as reported	$1.55	$1.41
Basic — pro forma	$1.46	$1.34
Diluted — as reported	$1.49	$1.34
Diluted — pro forma	$1.42	$1.28
Weighted average shares outstanding: Basic	6,643,270	6,580,515
Diluted	6,928,474	6,892,073

(1) A Black-Scholes option pricing model was used to determine the fair value of the options granted

Critical Accounting Policies and Estimates

The preparation of the Consolidated Financial Statements in conformity with accounting principles generally accepted in the United States of America requires that we make estimates and assumptions that affect amounts reported in the Consolidated Financial Statements. Changes in these estimates and assumptions are considered reasonably possible and may have a material impact on the Consolidated Financial Statements and thus actual results could differ from the amounts reported and disclosed herein. We consider the assumptions and estimates underlying the allowance for loan and lease losses, the value of servicing assets, the value of loans held-for-sale, the useful lives of fixed assets, credit insurance premiums payable, amortization of deferred loan fees/costs, the value of derivative instruments, the calculations to determine the value of stock option expense, deferred taxes, and the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans critical accounting policies subject to estimates.

For additional information regarding the allowance for loan and lease losses, see “Reserve and Provision for Loan and Lease Losses” in the Management’s Discussion and Analysis (MD&A) and “Allowance for Loan and Lease Losses” in Note 1 to the Consolidated Financial Statements. For additional information regarding servicing assets, see “Servicing Assets” under the heading “Review of Financial Condition” in the MD&A and“Servicing Assets” in Note 1 as well as Note 6 “Servicing Assets and Servicing Fees” in the Consolidated Financial Statements. Additional information regarding the value of loans held-for-sale can be found under the heading “Loans Held-For-Sale” in Note 1 to the Consolidated Financial Statements. Additional information related to the useful lives of fixed assets can be found under the heading “Land, Buildings, and Equipment” in Note 1 to the Consolidated Financial Statements. Additional information related to credit insurance premiums payable can be found under the “Other Noninterest Expense” section of the MD&A. For additional information regarding amortization of deferred loan fees/costs, see “Loans” in Note 1 to the Consolidated Financial Statements. For additional information related to the value of derivative instruments see the sections titled “Interest Rate Risk Management” and “Derivative Loan Commitments (Rate Lock Commitments)” in Note 1 as well as Note 21 “Derivative Activities and Market Risk” in the Consolidated Financial Statements. For additional information regarding the calculations to determine the value of stock option expense see “Stock-Based Compensation Plans” in Note 1 and also Note 16 “Stock Option Plans” in the Consolidated Financial Statements. For additional information regarding deferred taxes see Note 11 “Federal Taxes on Income” in the Consolidated Financial Statements. For additional information regarding the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans see “Foreclosed Assets” in Note 1 to the Consolidated Financial Statements. These critical accounting policies are also discussed in the “Critical Accounting Policies” section of the Form 10-K.

Review of Financial Condition Assets

As of the December 31, 2006 year-end, our assets totaled $1.079 billion, representing a decline of less than 1% from the $1.086 billion 2005 year-end level. A substantially higher level of loan sales relative to prior years and the continued runoff of our securities portfolio compromised asset growth in 2006, with sequential quarter growth occurring only in the second quarter of the year.

Cash and Equivalents

While our total balances of cash and equivalents were little changed relative to the 2005 year-end level, the noninterest earning balances declined significantly, totaling $18 million compared to nearly $25 million as of the 2005 year-end. Contributing to the decline in balances was the introduction of a new program which reduced our reserve requirement at the Federal Reserve Bank, as well as a change in our correspondent banking relationship that decreased the balances in transit.

We view the reduction in cash balances as a positive event, as reducing a noninterest earning asset balance does not result in the loss of any interest income, but does allow us to retire a corresponding level of funding sources and avoid the related interest expense.

Securities

The balance of our securities portfolio (including both available-for-sale and held-to-maturity securities) fell $26 million from its 2005 year-end level, ending 2006 at approximately $95 million. This followed a reduction of nearly $11 million from the 2004 year-end level over the course of 2005.

Over the past year we have found the yields available on investment securities to be significantly less attractive than those on loans, particularly when the funding costs to support the additional assets were taken into account. Consequently, as the securities in our portfolio have amortized or matured, we have generally not replaced the paid-off balances, but instead redirected those cash flows to support loan growth. Our expectation for 2007 is that, while we may consider executing a purchase of securities to replace part of the run-off in the portfolio, we do not anticipate a material increase in the size of our securities portfolio. However, in the event that yields on securities and/or the cost of funding purchases should become more conducive to holding investment securities, we would consider increasing the size of our securities portfolio at that time.

Based on current accounting literature, any investment security purchased is classified in one of the following categories: 1) trading, 2) available-for-sale, or 3) held-to-maturity. The majority of the securities in our present portfolio are of the second type, available-for-sale. None of the securities in our portfolio are classified in the trading category. Available-for-sale securities are reviewed regularly, and any unrealized gains or losses are recorded in comprehensive income in the shareholders’ equity account. As of December 31, 2006, the balance of the unrealized loss in comprehensive income, net of federal income taxes, totaled $1.4 million, compared to a balance of $1.5 million as of the 2005 year-end. Generally, falling interest rates will enhance the amount recorded as unrealized gain, and rising rates will erode unrealized gains, as the market value of securities inversely adjusts to the change in interest rates. The passage of time partially counteracts these interest rate effects, as the unrealized gain or loss on a given security will gradually decline to zero as the security approaches its maturity date. As we do not anticipate liquidating any of our securities that are currently in an unrealized loss position, we do not expect that any of the unrealized loss will directly impact the gain or loss from security sales in future periods.

Loans

Loans receivable, excluding loans held-for-sale, increased $15 million, or approximately 2%, from $878 million at the close of 2005 to $893 million at December 31, 2006 as loan originations increased from

$526 million to $546 million. The growth rate in loans represented a significant reduction from that observed in recent years, when loans receivable increased by $69 million (2005) and $85 million (2004). The slowdown in loan portfolio growth this year was largely attributable to a combination of high prepayment speeds and a significant increase in loan sales relative to prior years.

Portfolio Distribution	2006	2005	2004
Single Family (includes held-for-sale)	28%	25%	22%
Income Property	28%	34%	40%
Business Banking	16%	13%	13%
Commercial Construction	5%	3%	3%
Single Family Construction Spec Construction	4%	2%	2%
Custom Construction	8%	10%	8%
Consumer	11%	13%	12%
Total	100%	100%	100%

The modest increase that occurred in our loan portfolio over the course of this year was primarily attributable to growth in our Business Banking and Residential Lending segments. The single family residential loans held in our portfolio are typically non-conforming loans that do not meet the requirements for resale in the secondary market, but generally offer higher yields than conforming residential mortgages and are still considered eligible collateral for borrowing from the FHLB. Additionally, our consumer lending segment would likely have shown significant growth this year if not for the previously mentioned loan sales, which totaled nearly $59 million for the year compared to only $18 million in 2005 and $36 million in 2004.

Income property loans, which consist of mortgages on investor-owned commercial real estate and multifamily properties, have demonstrated a gradual declining trend over the last three years. This gradual decline has been largely attributable to lower originations of permanent multifamily and commercial real estate loans, along with a high level of prepayments on the loan portfolio, which we attribute to a combination of a flat to inverted yield curve and increased competition from other lenders. The flattening of the yield curve reduced the rate differential between short- and long-term financing costs and provided a financial incentive for borrowers to select longer-term, fixed-rate loans as opposed to short-term or adjustable-rate financing. As we have historically been an originator of short-term and adjustable-rate loans, this has impacted us in two ways. First, as prospective buyers sought loans with terms that fell outside of our typical underwriting structures, our originations of permanent multifamily and commercial real-estate loans declined. Secondly, with the yield curve providing borrowers with a financial incentive to refinance adjustable-rate loans, which make up the majority of our loan portfolio, with longer-term, fixed-rate debt, the prepayment rates on our income property portfolio remained at relatively high levels. Increased competition among lenders in our local market accelerated both the decline in new loans as well as portfolio payoffs, as the competition frequently resulted in lenders offering prospective borrowers new loan commitments or existing borrowers the opportunity to refinance at unusually low margins.

Over the course of 2006, we introduced several initiatives aimed at reducing the high prepayment rates in the income property loan portfolio and addressing borrowers’ requests for fixed-rate loans. In an effort to prevent prepayments of certain loans this year, we offered rate modifications to some of our borrowers. While these modifications effectively reduced asset yields and negatively impacted our net interest margin, we believe that the benefits of reducing these borrowers’ rates outweighed the costs of losing the borrowing relationships altogether. The impact to net interest income, and ultimately earnings, as a result of these modifications is less than what the reduction in net interest income would have been had these loans paid-off and refinanced elsewhere, effectively compressing our income property portfolio. Additionally, in the second quarter of this year, we began to utilize interest-rate swaps to hedge interest rate risk associated with extending longer-term, fixed-rate loans to certain commercial real-estate borrowers. The use of these swaps allows us to provide loans with the longer terms sought by certain borrowers, and then convert the loan’s fixed rate to a floating rate through an institutional counterparty, thus offsetting any potential interest rate risk to the Bank as a consequence of offering loans with longer fixed-rate terms.

Servicing Assets

Servicing assets represent the deferred servicing rights generated from sales of loans that are sold servicing retained, reduced by the amortization and prepayments of those loans, as well as any impairment charges that may occur. While our servicing assets have not and do not represent a significant percentage of our total assets, this area has grown and is expected to continue growing with future loan sales.

Servicing Assets	2006	2005	2004
Commercial	$224,000	$292,000	$173,000
Residential	63,000	114,000	13,000
Consumer	3,724,000	1,460,000	1,339,000
Total Servicing Assets	$4,011,000	$1,866,000	$1,525,000
Loan Balances Serviced for Others	$155,025,000	$105,850,000	$117,852,000

As a result of the $59 million in consumer loan sales this year, our servicing assets related to consumer loans increased over $2 million, or approximately 155%, over the 2005 year-end level, far exceeding the $121,000, or 9%, increase observed in the prior year when sales of consumer loans totaled only $18 million. In 2004, when sales of consumer loans totaled nearly $36 million, our related servicing assets increased by $1 million for the year.

Servicing assets related to commercial loans declined from their 2005 year-end level as two large commercial loan pools were paid-off in the fourth quarter of 2006. This required us to immediately writeoff the remaining $75,000 in servicing assets associated with these credits.

Residential loans are generally sold servicing released and consequently, no servicing assets are recognized. In the fourth quarter of 2005, however, we executed a transaction that retained servicing rights for a pool of residential loans, which resulted in the increase in servicing assets. In 2006, we did not retain servicing on residential loans sold, consequently the related servicing asset declined based on regular amortization of the asset.

Deposits and Borrowings

As of the December 2006 year-end, our total deposit balances had increased $45 million, or approximately 6% from the 2005 year-end level, with non-maturity deposit balances rising in the first quarter, losing ground over the second and third quarters, and finally increasing significantly in the fourth quarter. In contrast, time deposit balances declined modestly in the first quarter, significantly in the second, and then increased substantially in the third quarter before once again declining modestly in the final quarter of the year. Overall, our non-maturity deposit balances increased nearly $49 million, while time deposits declined approximately $4 million.

The 6% growth observed in 2006 represented a significant reduction from the 13% increase in deposit balances between the 2004 and 2005 year-end levels, 16% growth observed in 2004, and 17% increase in 2003. Growth in checking and money market balances, however, returned to a more desirable level in 2006 after accounting for only $9 million of the 2005 deposit growth. By comparison, checking and money market accounts had increased by approximately $62 million between the years ended December 2003 and 2004.

Throughout 2003 and 2004, rates paid on retail deposits tended to be very low relative to historical norms, with highly-liquid money market accounts paying nearly identical rates to much less-liquid short- and intermediate- term time deposits. With time deposits offering very little rate incentive over money market accounts, more depositors opted for the additional liquidity of the money market accounts. This was a major contributing factor to the growth in our money market balances in 2003 and 2004.

In early 2005, however, the increases in short-term market interest rates that began in the second quarter of 2004 started to affect the yields on retail deposits, with the rates paid on time deposits increasing more significantly than those paid on money market accounts. Consequently, we observed a migration of balances from non-maturity accounts to time deposits, as rates on time deposits had risen while money market rates had remained relatively stable. This resulted in time deposits becoming more attractive, and made it more difficult to retain or grow checking and money market balances.

In the first quarter of this year a substantial increase in non-maturity deposit balances, particularly in our money market products, allowed us to take steps to improve our funding mix by reducing balances borrowed from the FHLB, as well as rates offered on retail certificates of deposit. Unfortunately, this trend did not continue in the second and third quarters. Following impressive growth in the first quarter, our non-maturity deposit balances peaked in mid-April, then steadily declined for the next month as a result of outflows for federal income tax and state property tax payments, as well as a substantial reduction in balances maintained by a large commercial customer. The decline continued in the third quarter, as our non-maturity balances fell in July, then recovered modestly over the remainder of the quarter. In the fourth quarter, however, we once again experienced a substantial increase in non-maturity balances, particularly in our higher-balance, higher-rate money market product, as a result of large balance depositors, many of them commercial depositors, making significant deposits into both new and existing accounts.

Our time deposit balances fell modestly in the first quarter and significantly in the second as we priced our certificates less aggressively, resulting in a lower retention of maturing balances. In the third quarter, time deposit balances increased significantly, rising nearly $23 million from their level as of the June 30, 2006 quarter end, including an $8 million net increase during the quarter in certificates issued through deposit brokerage services. For the final quarter of the year, time deposit balances declined nearly $5 million from their September 30 level based on a $10 million net reduction in outstanding brokered certificate balances during the quarter. For the year, our retail time deposit balances fell $9 million compared to December 31, 2005, while brokered certificate balances increased $5 million from the 2005 year-end level.

Our preferred supplemental funding mechanism is borrowing funds from the FHLB. During the first quarter of this year, modest asset growth and substantial increases in non-maturity deposit balances allowed us to reduce the amount of funding borrowed from the FHLB and improve our funding mix. This trend did not continue into the second quarter, however, as the combination of deposit runoff and increased asset growth resulted in an increased use of FHLB funding. After declining from $226 million as of December 31, 2005 to $207 million at the end of the first quarter, advances from the FHLB rose to $248 million at the end of the second quarter. Similar to the first quarter, however, the third and fourth quarters saw an absence of asset growth combined with rising deposit balances. The combination of these two factors resulted in a decrease in our FHLB advances to $172 million at the end of the year. As of December 31, 2006, we had the authority to borrow up to approximately $432 million from the FHLB, subject to maintaining a sufficient level of eligible collateral.

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

Numerous measures are utilized to monitor and manage interest rate risk, including net interest income and economic value of equity simulation models, as well as traditional “gap” models. We prepare these models on a monthly basis for review by our Asset Liability Committee (ALCO), senior management, and Board of Directors. The use of these models requires us to formulate and apply assumptions to various balance sheet items. Assumptions regarding interest rate risk are inherent in all financial institutions, and may include, but are not limited to, prepayment speeds on loans and mortgage-backed securities, cash flows and maturities of financial instruments held for purposes other than trading, changes in market conditions, loan volumes and pricing, deposit sensitivities, consumer preferences, and management’s capital leverage plans. We believe that the data and assumptions used for our models are reasonable representations of our portfolio and possible outcomes under the various interest rate scenarios. Nonetheless, these assumptions are inherently uncertain; therefore, the models cannot precisely estimate net interest income or predict the impact of higher or lower interest rates on net interest income. Actual results may differ significantly from simulated results due to timing, magnitude, and frequency of interest rate changes, and changes in market conditions and specific strategies, among other factors.

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

Typically, the extent of our derivative usage has been the use of forward loan commitments, which are used to hedge our loans held-for-sale. Additionally, in 2002 we entered into an interest rate swap with the FHLB. The purpose of the swap was to protect against potential adverse interest rate volatility that could be realized from the $9 million in Trust Preferred Securities (TPS) issued with an adjustable interest rate in June 2002. The swap accomplished this by fixing the interest rate payable for the first five years of the TPS’ life. This swap is set to expire in 2007, coinciding with the first call date for the TPS. As the pricing on TPS has improved significantly since the time we issued these securities, it is our intention to refinance the $9 million in securities with a new TPS issue in 2007. Based on the current levels of interest rates and TPS pricing, we expect the replacement TPS will be issued at a rate lower than that of the issue to be retired.

In the second quarter of 2006, we began to utilize interest rate swaps in connection with the underwriting of longer-term, fixed-rate commercial real estate loans. This decision was the result of prospective borrowers’ demand for longer-term, fixed-rate loans, and the preference of depositors for instruments of significantly shorter terms. Under this program, we originate commercial mortgage loans with amortization schedules of up to thirty-years, with an initial ten-year fixed rate. To hedge the interest rate risk exposure presented by ten-year, fixed-rate instruments, we utilize interest rate swaps on a loan-by-loan basis to convert each loan’s fixed rate to an adjustable rate subject to regular repricing relative to a market index rate, typically the one-month LIBOR rate. As this is a relatively new program, with only a few deals totaling less than $5 million in notional principal on the books thus far, we do not yet have an expectation of the number of loans that will likely be originated and hedged in such a manner. These interest rate swaps will be used solely for the purpose of managing the interest rate risk associated with longer-term, fixed-rate assets, and will not be used for any speculative purposes.

Net Interest Income (NII) and Economic Value of Equity (EVE) Simulation Model Results
	December 31, 2006 Percentage Change		December 31, 2005 Percentage Change
Change in Interest Rates (in basis points)	Net Interest Income	Economic Value of Equity	Net Interest Income	Economic Value of Equity
+200	2.40%	(1.07)%	0.06%	(2.72)%
+100	n/a	0.06%	n/a	(0.55)%
-100	n/a	(0.88)%	n/a	(1.94)%
-200	0.23%	(3.76)%	(1.32)%	(6.54)%

Net Interest Income Simulation

Our income simulation model, based on information as of the December 31, 2006 year-end, indicated that our net interest income over the following 12 months was projected to increase from its “base case” level in scenarios in which interest rates are assumed to gradually increase or decline by 200 bps over a 12-month period. The magnitudes of the changes, however, suggest that there is little sensitivity in net interest income from the “base case” level over a 12-month horizon in either scenario, as an increase in net interest income of 2.40% was observed in the rising rate environment, and a change of only 0.23% was indicated in the falling rate scenario.

The changes indicated by the simulation model represent variances from a “base case” scenario, which is a projection of net interest income assuming interest rates remain unchanged from their current levels over the life of the forecast, and that the size of the balance sheet remains stable over the forecast timeframe, with no growth or contraction regardless of interest rate movements. The base model will, however, illustrate the future effects of rate changes that have already occurred but have not yet flowed through to all the assets and liabilities on our balance sheet. These changes can either increase or decrease net interest income, depending on the timing and magnitudes of those changes. Additionally, the tendencies for loan and investment prepayments to accelerate in falling interest rate scenarios and slow when interest rates rise have been incorporated into the model assumptions. Implicit in these assumptions are additional assumptions for increased securities purchases and loan originations at lower interest rate levels to offset accelerated prepayments, and conversely, reduced securities purchases and loan production when rates increase and prepayments slow.

The rising and falling rate ramp scenarios then indicate that if the slope of the yield curve remains the same, and customer loan and deposit preferences do not change in response to further movements of the yield curve, then a parallel 200 basis point increase or decrease in rates will not significantly change net interest income from what is presently expected in the “base case.” In the event the simulation model indicated that the increase or decrease in interest rates over the following 12 months would adversely affect our net interest income over the same period by more than 10% relative to the “base case” scenario, we would consider the indicated risk to have exceeded our internal policy limit.

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

In the simulated 200 bps upward shift of the yield curve, the discount rates used to calculate the present values of assets and liabilities will increase, causing the present values of both assets and liabilities to fall, with more prominent effects on longer-term, fixed-rate instruments. Additionally, when interest rates rise, the cash flows on our assets are typically expected to decelerate as borrowers are assumed to become less likely to prepay their loans. As the cash flows on these assets are shifted further into the future, their present values are further reduced. Our EVE simulation model results as of December 31, 2006 indicated that our assets and liabilities would be expected to exhibit similar levels of sensitivity to rising rates, with the economic value of assets declining by 2.46%, compared to a decline of 2.62% for our liabilities. Given the greater balance of assets than liabilities, the reduction in the economic value of assets exceeded the impact on liabilities. Consequently, the economic value of our equity was negatively impacted in this scenario, declining 1.07%.

The opposite occurs when rates decline, as the discount rates used to calculate the present values of assets and liabilities will decrease, causing the present values of both assets and liabilities to rise. Counteracting this effect on assets, however, is the tendency for cash flows from assets to accelerate in a falling rate scenario, as borrowers refinance their existing loans at lower interest rates. These loan prepayments prevent the economic values of these assets from increasing in a declining rate scenario, illustrating an effect referred to as negative convexity. Taking this negative convexity into account, the simulation results indicated a negative impact to EVE in the falling rate scenario. In this case, the economic values of both assets and liabilities were positively impacted when rates were assumed to fall by 200 bps, assets by 1.85% and liabilities by 2.50%. As a result, with the value of liabilities rising more than asset values, our economic value of equity was negatively impacted in this scenario, declining 3.76%.

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

One Year Interest Rate Sensitivity Gap

	December 31, 2006	December 31, 2005
	(Dollars in thousands)
One-Year Repricing/Maturing Assets	$673,514	$715,543
One-Year Repricing/Maturing Liabilities	725,636	773,093
One-Year Gap	$(52,122)	$(57,550)
Total Assets	$1,079,263	$1,086,165
One-Year Interest Rate Gap as a Percentage of Assets	(4.8)%	(5.3)%

At a negative, or liability sensitive, 4.8% of assets, our 12-month interest rate sensitivity gap as of December 31, 2006 indicated a degree of liability sensitivity similar to the 5.3% observed at the 2005 year-end. Certain shortcomings are inherent in gap analysis, including the failure to recognize differences in the frequencies and magnitudes of repricing for different balance sheet instruments. Additionally, some assets and liabilities may have similar maturities or repricing characteristics, but they may react differently to changes in interest rates. This illustrates a facet of interest rate exposure referred to as “basis risk.” Assets, such as adjustable-rate mortgage loans, may also have features that limit the effect that changes in interest rates have on the asset in the short-term and/or over the life of the loan, for example a limit on the amount by which the interest rate on the loan is allowed to adjust each year. This illustrates another area of interest rate exposure referred to as “option risk.” Due to the limitations of the gap analysis, these features are not taken into consideration. Additionally, in the event of a change in interest rates, prepayment and early withdrawal penalties could deviate significantly from those assumed in the gap calculation. As a result, we utilize the gap report as a complement to our income simulation and economic value of equity models.

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

	2006	2005	2004
	(Dollars in thousands)
Loan Originations (Disbursed)	$(546,000)	$(526,000)	$(470,000)
Increase/(Decrease) in Undisbursed Loan Proceeds	(22,000)	36,000	9,000
Security Purchases	(7,000)	(11,000)	(74,000)
Total Originations and Purchases	$(575,000)	$(501,000)	$(535,000)
Loan and Security Repayments	$446,000	$370,000	$297,000
Sales of Securities	—	—	2,000
Sales of Loans	138,000	67,000	104,000
Total Repayments and Sales	584,000	437,000	403,000
Net Difference	$9,000	$(64,000)	$(132,000)

Loan and security sales and repayments, our primary sources of funding, are heavily influenced by trends in mortgage rates. When rates trend downward, our prepayment speeds typically increase as borrowers refinance their loans at lower interest rates. Conversely, as rates move upwards, prepayments will generally tend to slow, as fewer borrowers will have a financial incentive to refinance their loans. The loan portfolio, excluding loans sold into the secondary market and spec construction loans, experienced an annualized prepayment rate of nearly 39% in 2006, compared to 35% in 2005 and 32% in 2004.

We believe the flat to inverted shape of the yield curve in 2005 and 2006 likely contributed to the continued high level of prepayments, as the rate differential between short- and long-term financing diminished and reduced the financial incentive for borrowers to use shorter-term, adjustable-rate financing rather than longer-term fixed rate loans. This, in turn, provided borrowers holding short-term or adjustable-rate loans, which represent the majority of our loan portfolio, with an incentive to refinance with long-term fixed-rate loans.

Our preferred method of funding the net difference between originations/purchases and repayments/sales is with deposits. To the extent that deposit growth is insufficient to fully fund the difference, we may rely on wholesale funding sources including, but not limited to FHLB advances, brokered certificates of deposit, and reverse repurchase agreements. During the years 2004, 2005 and 2006, changes in funds from deposits and borrowings were as follows:

	2006	2005	2004
	(Dollars in thousands)
Deposits	$21,000	$68,000	$80,000
Borrowings	(54,000)	(6,000)	42,000
Total	$(33,000)	$62,000	$122,000

The inflow of deposits varies from period to period, and our ability to raise liquidity from this source is dependent on our effectiveness in competing with other financial institutions in our local market. That competition tends to focus on rate and service. Although we control the quality of service that we provide, we have no control over the prevailing rates in our marketplace.

Our other major source of liquidity is wholesale funds, which include borrowing from the FHLB, brokered deposits, reverse repurchase agreements, and a revolving line of credit at the Holding Company level. The most utilized wholesale funding source is FHLB advances, which totaled $172 million at the 2006 year-end, down from $226 million at December 31, 2005. Our credit line with the FHLB is reviewed annually, and our maximum allowable borrowing level is currently set at 40% of assets or $432 million. As a percentage of year-end assets, our FHLB borrowings totaled 16%, down from 21% at December 31, 2005, and 23% at December 31, 2004. Potential risks associated with this funding source include the reduction or non-renewal of the line and insufficient collateral to utilize the line. We try to mitigate the risk of non-renewal by maintaining the credit quality of our loans and securities and attending to the quality and consistency of our earnings.

The potential risk of not holding enough collateral to fully utilize our available FHLB advances is monitored to ensure that ample collateral is available to meet our funding needs. Our two principal sources of preferred collateral are single-family residential and multifamily loans. Because single-family lending has exhibited significant growth in recent years, we are encouraged that the business line will be able to provide sufficient collateral to meet our FHLB borrowing requirements.

Brokered deposits, which are included in the deposit totals, amounted to $47 million as of December 31, 2006, compared to $42 million at year-end 2005. At various times over the course of 2006, interest rates on brokered deposits fell below those of FHLB advances. Consequently, during those times we elected to increase our use of this funding source. We may continue to increase our use in the future, depending on the costs of various wholesale funding sources. Internal policies limit our total usage of these deposits to no more than 10% of total deposits. As of December 31, 2006, brokered deposits represented 5.9% of our total deposits.

Reverse repurchase lines are lines of credit collateralized by securities. We currently have lines totaling $35 million, of which the full amount is currently available. There has been no usage of these lines in the previous three years. The risks associated with these lines are the withdrawal of the line based on the credit standing of the Bank and the potential lack of sufficient collateral to support the lines.

An additional source of liquidity has been our cash from operations, which, though not a significant source of liquidity, is a consistent source based upon the quality of our earnings. On a very limited basis it can be viewed as cash from operations adjusted for items such as provision for loan loss and depreciation. See the “Consolidated Statements of Cash Flows” in the financial statements section of this filing for a calculation of net cash provided by operating activities.

In addition to using liquidity to fund loans and securities, we routinely invest in facilities and equipment. In 2006, we invested $4.2 million in these assets, compared to $7.2 million in 2005 and $5.1 million in 2004. The increased investment in 2005 stemmed from the remodeling projects completed in several of our banking centers and our corporate headquarters, as well as the equipment purchases that coincided with these remodeling projects. Among the 2006 expenditures were the completion of various remodeling projects in First Mutual Center and the construction of our West Seattle banking center’s new facility.

Contractual Obligations and Commitments

The following table sets forth the Company’s long-term obligations:

		Payments Due Per Period
	Total	Less than 1 year	1-3 years	3-5 years	Thereafter
	(Dollars in thousands)
Debt	$678,931	$533,174	$114,702	$13,872	$17,183
Fixed Interest on Debt(1)	1,271	940	331	—	—
Operating Leases	1,418	313	566	313	226
Total	$681,620	$534,427	$115,599	$14,185	$17,409

(1) Amount excludes interest expense on adjustable-rate debt.

At December 31, 2006, the Company’s obligations related to debt totaled $679 million to be paid over the next 30 years. Included in this amount are time deposits and FHLB borrowings totaling $485 million and $172 million, respectively, a note for $600,000 and the debt related to the three trust preferred security issuances totaling $17 million. In addition, the Holding Company has a line of credit with an outstanding balance of $4 million which is renewable annually.

We also have operating leases for office space, equipment and an equipment maintenance agreement.

Off-Balance Sheet Commitments

At December 31, 2006, the Bank’s commitments consisted of commitments to extend credit to borrowers in which the borrower has not formally accepted the financing arrangement or where the borrower has not drawn upon some portion of the credit that was extended to them. Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party or payment by a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. We routinely charge a fee for these credit facilities. We have not been required to perform on any financial guarantees. The Holding Company does not issue financial guarantees.

The following table sets forth the Bank’s off-balance sheet commitments:

		Amount of Commitment Expiration Per Period
	Total	Less than 1 year	1 - 3 years	3 - 5 years	Thereafter
	(Dollars in thousands)
Commitments to Extend Credit	$283,083	$211,439	$5,951	$6,598	$59,095
Standby Letters of Credit	6,638	1,563	—	5,000	75
Total	$289,721	$213,002	$5,951	$11,598	$59,170

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

Capital Ratios	Company	Bank	Well-Capitalized Minimum
Total Capital to Risk-Weighted Assets	12.14%	12.39%	10.0%
Tier 1 Capital to Risk-Weighted Assets	10.90%	11.15%	6.0%
Tier 1 Leverage Capital to Average Assets	7.97%	8.30%	5.0%

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

Residential Lending — Residential lending offers loans to borrowers to purchase, refinance, or build homes secured by one-to-four-unit family dwellings. They also finance the purchase or refinance of buildable residential lots.

Business Banking Lending — Business Banking lending offers a full range of banking services to small and medium size businesses including deposit and cash management products, loans for financing receivables, inventory, equipment as well as permanent and interim construction loans for commercial real estate. The underlying real estate collateral or business asset being financed typically secures these loans.

Income Property Lending — Income Property lending offers permanent and interim construction loans for multifamily housing (over four units), manufactured housing communities, commercial real estate properties, and spec single-family construction. The underlying real estate collateral being financed typically secures these loans.

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

Consumer Lending

Year	Net Income	Return on Equity	Average Earning Assets
2004	$1,292,000	15.4%	$107,637,000
2005	921,000	9.7%	120,997,000
2006	1,704,000	18.7%	117,992,000

Following a year in which its net income had declined significantly as a result of rising noninterest expense, the Consumer Lending segment’s net income increased remarkably in 2006, growing more than 85%

over the prior year’s level based on an additional $2.1 million in noninterest income, primarily from gains on loan sales. Prior to 2005, the segment had shown two years of dramatic year-over-year earnings improvement based on a combination of earning asset growth and related incremental net interest income, along with increasing gains on loan sales.

Leading up to 2006, the Consumer segment’s rate of earning asset growth had been in decline, falling from 25% for 2004 to 12% in 2005, despite a reduction in loans sales from $36 million to $18 million. This year, with loan sales totaling nearly $59 million, the segment’s earning assets contracted approximately 2%. Because of the reduction in earning assets relative to the prior year, and the fixed-rate nature of the majority of the loans in the portfolio, the Consumer Lending segment’s interest income only increased 7% compared to growth of 16% and 34% observed in 2005 and 2004, respectively. It should be noted that, while most of the segment’s loans are fixed rate instruments, these loans typically have fairly short average lives and, over the last couple of years, new loans have typically been originated at higher rates of interest than the seasoned loans they replaced.

In contrast to the declining rate of interest income growth, interest expense increased 42% relative to the prior year, based on increases in the retail deposit and wholesale funding rates. This followed an increase of 41% in 2005. By comparison, the segment’s 2004 interest expense had risen only 5%, as the impact of a decrease in funding rates largely offset the cost of the additional funds required to support the growth in earning assets.

The rates on our interest-bearing liabilities declined over the 2002 to 2004 timeframe as our deposits, particularly our certificates, gradually repriced at lower levels after interest rates fell between 2001 and 2003. However, by the end of the 2004, increases in short term interest rates had begun to influence the deposit rates offered by our competitors. The lagged effects of rate increases in 2004, 2005, and the first half of 2006, combined with intense competition for deposits in our local marketplace, drove the increase in interest expense in 2005 and 2006. Movements of retail deposit rates tend to lag major interest rate indices, with deposit rates remaining static as the market indices begin moving, and then continuing to move for some time after the market rates stabilize. Consequently, even if short-term rates effectively stabilized in mid-2006, we could potentially see deposit rates continue to trend upward in subsequent quarters based on the lagging nature of retail deposit rate movements.

Overall, the Consumer segment’s 2006 net interest income declined more than 10%, or $699,000, from its 2005 level, after increasing $411,000, or 7%, in the prior year. Following a $203,000 reduction in the provision for loan and lease loss, the segment’s net interest income after provision fell $496,000 relative to 2005. Significant recoveries on previously charged-off loans combined with this year’s high level of loan sales led to the significant decrease in the segment’s provision for loan and lease losses.

The segment’s noninterest income exceeded the prior year level by $2.1 million, an increase of 89%, based on a growth in loan sale volumes from $18 million in 2005 to $59 million in 2006. The year-to-year fluctuations in gains on consumer loan sales have typically followed changes in our practice regarding the amount of loans to be sold, which is in turn, largely based on a combination of loan production and market demand.

Prior to the second quarter of 2005, based on loan production and market demand, our plan had been to sell approximately $6-$8 million in sales finance loans each quarter. In the second quarter of 2005, we elected to change this practice and substantially reduced our sales of these loans, selling only sufficient volumes to ensure the continuity of the market. As a result, our loan sales in the second half of 2005 were well below those for the same period in 2004. At the end of 2005, however, we noted that we were experiencing an increased level of interest in our consumer loans from institutional investors, and consequently expected that sales of these loans would increase in 2006. This materialized, and combined with a higher level of loan production than in 2005, resulted in a substantially higher level of sales, and gains thereon.

Based on our current levels of loan production and market demand, our expectation is for our first quarter 2007 consumer loan sales to total in the $12-$18 million range, which should equal or exceed the level sold in the first quarter of 2006. Note that these expectations may be subject to change based on changes in loan production, market conditions, and other factors.

In 2005, noninterest income had increased $405,000, or 21%, as a reduction in loan sales was offset by a higher level of servicing fee income, which largely resulted from a change in the amortization period assumed for the underlying servicing asset made in early 2005. For 2006, service fee income earned on consumer loans serviced for other investors exceeded that earned in the prior year based on a significant increase in the balances of consumer loans serviced, which was in turn a product of the growth in loan sales in 2006.

Partially offsetting the additional noninterest income, however, was growth in the segment’s noninterest expenses, which increased $382,000, or 5% compared to the prior year, with the largest contributors to the increases being compensation, credit insurance premiums, legal fees, and taxes. Compensation expense rose as a result of annual salary increases, additional expenditures for temporary office help, and the arrival of new personnel including a new manager for our Sales Finance lending area. The additional insurance cost was attributable to growth in insured sales finance loan balances, including both the loans in our portfolio and those serviced for other institutions, as well as a supplemental insurance policy taken out in late 2005 on a seasoned pool of previously insured loans. Note that while we will continue the insurance on loans insured prior to August 1, 2006, as well as certain loans originated after that date that had already been sold to investors with insurance coverage, we have decided not to insure newly originated loans going forward. Consequently, our expectation is that expenses related to credit insurance will decline in the future as existing insured loans are paid off and new production is not insured. Also contributing to the additional expense were higher legal costs for our Sales Finance operations attributable to the biennial compliance review that evaluates our practices in the states in which we do business. State B&O tax expense also increased because of this year’s higher gains on loan sales.

During 2006 we experienced a substantial reduction in the rate of increase in expenses compared to the prior year. The segment’s operating expenses in 2005 had grown by $1.3 million, or 23%, relative to the 2004 level. The additional expense in 2005 was a result of the combination of additional credit insurance cost attributable to the growth in insured sales finance loan balances, a reduction in the segment’s deferral of loan origination costs, and an increase in administrative and support costs allocated to the segment.

Residential Lending

Year	Net Income	Return on Equity	Average Earning Assets
2004	$2,700,000	25.2%	$271,665,000
2005	3,641,000	26.6%	332,247,000
2006	3,763,000	25.0%	365,595,000

Following net income growth of 34% in 2004 and 35% in 2005, the Residential Lending segment saw its rate of increase fall to single digits as 2006 earnings exceeded the prior year by only 3%. In each year, the increase in net income resulted primarily from growth in earning assets and corresponding net interest income. Consequently, as the rate of earning asset growth slowed in 2006, so did the segment’s earnings.

Prior to 2006, the Residential segment had been the largest contributor to our earning asset growth, with its average level of earning assets increasing 41% and 22% over prior year levels for 2004 and 2005, respectively. In 2006, however, in response to sustained high prepayment rates and some cooling in the local housing market, the rate of asset growth declined to 10%. Partially offsetting the slowdown in asset growth was the benefit of the repricing resulting from increases in interest rate indexes from which the loan rates are set. Interest income in 2006 earned on the portfolio increased 25%, compared to increases of 37% in 2005 and 34% for 2004.

Following year-over-year growth of 26% in 2004 and 57% in 2005, the Residential segment’s 2006 interest expense rose nearly 50% relative to the prior year due to the rising retail deposit and wholesale funding rates mentioned earlier, as well as the cost of the additional funds required to support the earning asset growth. The increase in funding costs, combined with a $52,000 reduction in the segment’s provision for loan and lease loss, reduced the overall increase in the segment’s net interest income after provision to approximately 5% over the prior year level, down from a 26% year-over-year increase in 2005 and 38% increase in 2004.

Noninterest income for the Residential segment increased $160,000, or 12% relative to the prior year, based in large part on a partial allocation of $400,000 in insurance proceeds received from a key-man life insurance policy. These proceeds were allocated across the four business segments, with the Residential segment receiving one of the larger allocations because of its size relative to the other segments. In the previous year, the segment’s noninterest income had risen $470,000, or nearly 55%, based largely on higher loan fees, particularly prepayment fees, as well as a high level of loan sale gains in the fourth quarter of the year.

Partially offsetting this year’s income growth was a $477,000, or 7%, increase in operating costs. This followed a 2005 increase of $1.4 million, or 24% increase in the Residential segment’s noninterest expense. Among the segment’s direct expenses, the most significant contribution to the increase this year was in compensation expense resulting from a decrease in SFAS 91 deferrals. In accordance with SFAS 91, certain loan origination costs, including some salary expenses tied to loan origination, are deferred and amortized over the life of each loan originated, rather than expensed in the current period. Operating costs are then reported in the financial statements net of these deferrals. The amount of expense subject to deferral and amortization can vary from one period to the next based upon the number of loans originated, the mix of loan types, and year-to-year changes in “standard loan costs.” Both the number of loans originated by our Residential segment as well as the deferred costs associated with originations, declined relative to the prior year. As a result, the amount of salary expense eligible for deferral ran below the level deferred in 2005, resulting in higher current period expenses.

Additional compensation expense also adversely effected 2005, though in that year the increase was primarily observed in incentive compensation driven by increased loan production volumes. Further contributing to additional expense in 2005 and 2006 were rising allocations of administrative and other costs. The administrative costs include expenses for both general corporate activities, which are allocated to all the business segments, as well as loan servicing and administration costs attributable to the Residential Lending segment’s originations and portfolio management. Other allocated expenses included expenses incurred at the banking centers and allocated to the Residential Lending segment. These allocations have increased with the growth of the Residential segment.

Business Banking Lending

Year	Net Income/(Loss)	Return on Equity	Average Earning Assets
2004	$(424,000)	(5.1)%	$108,138,000
2005	77,000	0.7%	131,702,000
2006	(110,000)	(0.8)%	171,307,000

Our Business Banking segment is one of the newer business lines in which we have invested, and will continue to invest our resources with the eventual goal of achieving our targeted 15% return on equity and consistent year-over-year earnings growth. While these results have not yet been achieved, we continue to invest in this segment based upon its ability to attract low-cost core deposits, which help reduce our overall cost of funds, the diversification it brings to our portfolio of earning assets, and the potential it offers for generating longer-term relationship-banking opportunities and additional sources of noninterest income.

The Business Banking segment’s 2006 net interest income after provision for loan losses rose $917,000, or 16% over the prior year. While this was substantially less than the $1.7 million, or 41% increase in 2005, it remained an impressive rate of growth and superior to the 11% year-over-year growth observed in 2004. The Business Banking segment’s improvement was, in fact, the highest net interest income increase among our four business lines from both dollar and percentage perspectives. The segment was also the most successful in building incremental assets over the prior year, with its average earning assets increasing nearly $40 million, or 30% for the year. This level of asset growth exceeded the 22% year-over-year growth observed in 2005 as well as the 24% growth of 2004.

In addition to the earning asset growth, the prevalence of prime-based loans in the business banking portfolio also contributed to the improvement in interest income. The majority of the adjustable-rate loans in our portfolio reprice according to contractually defined schedules, most commonly on an annual basis. The rates on prime-based loans, on the other hand, typically adjust in response to any change in the prime rate. Consequently, these loans reprice within days of any change to the index, rather than at a specified reset date potentially months into the future, and may reprice on several occasions over the course of the year, as was the case for 2004, 2005, and 2006.

For 2006, the Business Banking segment’s noninterest income rose $280,000, or 45% over the level earned in the prior year. This followed an increase of $148,000, or 31% in 2005, driven by a large gain on the sale of a commercial real estate credit that included both the construction financing as well as the permanent mortgage to refinance that loan following the completion of construction.

Contributing to the increase in fee income this year were the mark-to-market entries for interest-rate derivatives. The income on these instruments, which totaled $207,000 for the year, was essentially matched by comparable mark-to-market losses on offsetting derivatives recorded in the segment’s noninterest expense. These derivatives are utilized to hedge interest rate risk associated with extending longer-term, fixed-rate periods on commercial real estate loans, and structured such that a gain on any given derivative is matched against a nearly identical loss on a corresponding instrument, resulting in essentially no net impact to earnings. To the extent that we continue to offer similar longer-term, fixed-rate periods on commercial real estate loans in the future and use similar derivative structures to manage interest rate risk, this income, as well as the offsetting expense, would be expected to increase in future periods.

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

Offsetting the growth in net interest and noninterest income was an additional $1.5 million in noninterest expense, representing an increase of 23% compared to 2005. This followed an increase in operating expenses of $1.1 million, or 21%, for 2005 relative the prior year. In both years, growth in compensation expense as well as expenses from our retail banking centers and other administrative departments allocated to the Business Banking segment contributed to the increase. Additionally, for 2006, approximately $207,000 of the increase was attributable to unrealized losses on hedging instruments. These were the corresponding positions to those mentioned above that contributed $207,000 in additional noninterest income for the year.

The increase observed in the segment’s compensation expense this year was attributable to higher loan officer commissions in response to this year’s production of earning asset and deposit balances, as well as the addition of a new business banking officer. The additional compensation expense in 2005 was due, in large part, to a return to a normal level of loan officer commissions that year, compared to a below average level of expense in 2004.

Also contributing to the additional noninterest expense were increases in expenses from our retail banking centers and other administrative departments allocated to the Business Banking segment. The operating costs from our retail banking centers allocated to the Business Banking segment have increased largely as a result of the strong growth of our business checking and other commercial deposit accounts.

Income Property Lending

Year	Net Income	Return on Equity	Average Earning Assets
2004	$5,721,000	19.6%	$438,968,000
2005	5,680,000	19.3%	414,804,000
2006	5,623,000	20.2%	379,109,000

The Income Property segment’s 2006 net income continued the gradual downward trend of recent years, with relatively modest changes impacting net interest income and noninterest expense.

The segment’s 2006 net interest income after provision for loan loss declined $490,000, or 3%, from the prior year’s level based on interest income growth of nearly 10% and a more than offsetting 32% increase in interest expense. This followed a decline of $266,000, or 2%, in 2005 based on a 28% increase in interest expense which more than offset a 9% improvement in interest income. Unlike our other business segments, the Income Property segment has experienced a decline in earning asset growth in the last three years. Assets for the year 2006 fell $36 million to $379 million, a decline of 9% relative to the prior year. This followed a $24 million, or nearly 6% reduction in 2005.

Noninterest income for the Income Property segment rose $244,000, or 23%, relative to 2005, based in large part on the previously mentioned key-man life insurance proceeds. The income property segment received the greatest allocation of these proceeds as a result of its size relative to the sizes of the other segments. In 2004, the segment’s noninterest income had increased $79,000, or 8%, compared to the prior year based on higher levels of prepayment penalties and brokered loan fees.

As has been the case in each of the last three years, the Income Property segment’s noninterest expense in 2006 exhibited a modest reduction compared to the prior year, declining $186,000, or 3%. This followed declines of $139,000, or 2%, in 2005 and $51,000, or 1%, in 2004. As noted earlier, the asset growth exhibited by the other business lines was not observed with the Income Property segment, which instead saw its balances decrease as the other business lines grew their operations and became larger components of our overall asset mix. Consequently, for a number of different expenses that we allocate out to the business segments, such as banking center and administrative costs, the percentages allocated to other business lines increased over the prior year with their growing activity and asset balances, thus reducing the percentage allocated to the Income Property segment.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
First Mutual Bancshares, Inc. and Subsidiaries

We have audited the accompanying consolidated statement of financial condition of First Mutual Bancshares, Inc. and Subsidiaries (Company) as of December 31, 2006 and 2005, and the related consolidated statements of income, stockholders’ equity and comprehensive income, and cash flows for the three years in the period ended December 31, 2006. We also have audited management’s annual assessment included in the accompanying Management Report on Internal Control over Financial Reporting that the Company maintained effective internal control over financial reporting as of December 31, 2006, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on these financial statements, an opinion on management’s assessment, and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audits.

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

The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A Company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and Directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of First Mutual Bancshares, Inc. and Subsidiaries as of December 31, 2006 and 2005, and the results of their operations and cash flows for each of the three years ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, management’s assessment that First Mutual Bancshares, Inc. and Subsidiaries maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Furthermore, in our opinion, First Mutual Bancshares, Inc. and Subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

/s/ Moss Adams LLP

Everett, Washington
March 14, 2007

FIRST MUTUAL BANCSHARES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

ASSETS

	December 31,
	2006	2005
Interest-bearing deposits	$6,990,015	$1,229,176
Noninterest-bearing demand deposits and cash on hand	18,371,546	24,551,436
Cash and cash equivalents	25,361,561	25,780,612
Mortgage-backed and other securities available-for-sale (AFS)	89,727,985	114,450,342
Loans receivable, held-for-sale	13,732,932	14,683,507
Mortgage-backed and other securities held-to-maturity (HTM), fair value of $5,585,079 and $6,970,890	5,620,078	6,966,295
Loans receivable	893,431,488	878,066,241
Reserve for loan and lease losses	(9,728,446)	(10,069,020)
Loans Receivable, net	883,703,042	867,997,221
Accrued interest receivable	5,533,751	5,350,493
Servicing assets	4,011,334	1,865,698
Land, buildings, and equipment, net	35,566,112	33,483,998
Federal Home Loan Bank (FHLB) stock, at cost	13,122,300	13,122,300
Other assets	2,883,977	2,464,369
Total assets	$1,079,263,072	$1,086,164,835

See accompanying notes.

FIRST MUTUAL BANCSHARES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION (Continued)

LIABILITIES AND STOCKHOLDERS’ EQUITY

	December 31,
	2006	2005
Liabilities: Deposits: Money market deposit and checking accounts	$313,693,904	$263,444,641
Savings	6,701,770	8,053,510
Time deposits	485,399,230	489,222,486
Total deposits	805,794,904	760,720,637
Drafts payable	1,313,624	733,773
Accounts payable and other liabilities	7,017,815	15,706,624
Advance payments by borrowers for taxes and insurance	1,582,899	1,671,496
Federal Home Loan Bank (FHLB) advances	171,932,307	225,705,005
Other advances	4,600,000	4,600,000
Junior subordinated long-term debentures	17,000,000	17,000,000
Total liabilities	1,009,241,549	1,026,137,535
Stockholders’ equity: Common stock, $1 par value; authorized, 30,000,000 shares; issued and outstanding, 6,673,528 and 6,621,013 shares, respectively	6,673,528	6,621,013
Additional paid-in capital	45,119,428	43,964,588
Retained earnings	19,589,048	10,877,529
Accumulated other comprehensive loss: Unrealized loss on securities available-for-sale and interest rate swap, net of federal income tax	(1,360,481)	(1,435,830)
Total stockholders’ equity	70,021,523	60,027,300
Total liabilities and stockholders’ equity	$1,079,263,072	$1,086,164,835

See accompanying notes.

FIRST MUTUAL BANCSHARES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
	Years Ended December 31,
	2006	2005	2004
INTEREST AND FEE INCOME: Loans receivable	$74,846,926	$61,623,627	$50,195,027
Interest on available-for-sale securities	4,305,975	4,949,968	4,030,836
Interest on held-to-maturity securities	341,704	391,925	418,054
Interest other	677,638	397,105	482,774
	80,172,243	67,362,625	55,126,691
INTEREST EXPENSE: Deposits	26,910,374	18,191,383	12,292,125
FHLB and other advances	13,161,991	8,987,941	6,800,388
	40,072,365	27,179,324	19,092,513
Net interest income	40,099,878	40,183,301	36,034,178
PROVISION FOR LOAN AND LEASE LOSSES:	964,868	1,500,000	1,565,000
Net interest income after provision for loan and lease losses	39,135,010	38,683,301	34,469,178
NONINTEREST INCOME: Servicing fees, net of amortization	1,277,791	1,299,620	313,988
Gain on sales of loans	3,093,174	1,440,571	1,757,032
Gain on sales of investments	—	—	70,870
Fees on deposit services	747,544	629,854	571,216
Other	3,002,273	1,984,916	1,538,770
Total noninterest income	8,120,782	5,354,961	4,251,876
NONINTEREST EXPENSE: Salaries and employee benefits	17,395,636	16,200,309	14,261,840
Occupancy	4,049,867	3,512,255	2,786,407
Credit insurance premiums	1,782,400	1,506,496	1,101,802
Other	7,265,861	7,118,330	6,464,421
Total noninterest expense	30,493,764	28,337,390	24,614,470
Income before provision for federal income taxes	16,762,028	15,700,872	14,106,584
PROVISION FOR FEDERAL INCOME TAXES: Current	6,364,366	5,383,223	4,270,771
Deferred	(582,000)	(1,000)	548,000
	5,782,366	5,382,223	4,818,771
NET INCOME	$10,979,662	$10,318,649	$9,287,813

See accompanying notes.

FIRST MUTUAL BANCSHARES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (Continued)

	Years Ended December 31,
	2006	2005	2004
PER SHARE DATA Basic earnings per common share(1)	$1.65	$1.55	$1.41
Earnings per common share assuming dilution(1)	$$1.60	$1.49	$1.34
WEIGHTED AVERAGE SHARES OUTSTANDING(1)	6,650,209	6,643,270	6,580,515
WEIGHTED AVERAGE SHARES OUTSTANDING INCLUDING DILUTIVE STOCK OPTIONS(1)	6,864,095	6,928,474	6,892,073

(1) Shares and EPS have been adjusted for a 10% stock dividend paid April 7, 2004 and a five-for-four stock split paid on October 4, 2006.

See accompanying notes.

FIRST MUTUAL BANCSHARES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY AND COMPREHENSIVE INCOME

			Additional		Accumulated Other
	Common Stock		Paid-in	Retained	Comprehensive
	Shares(1)	Amount(1)	Capital(1)	Earnings(1)	Income (Loss)	Total
BALANCE, December 31, 2003	5,912,116	$5,912,116	$32,495,758	$12,832,652	$(413,770)	$50,826,756
Comprehensive income:
Net income				9,287,813		9,287,813
Other comprehensive income/(loss), net of tax:
Unrealized (loss) on securities available-for-sale					(414,879)	(414,879)
Unrealized gain on interest rate swap					171,664	171,664
Total comprehensive income						9,044,598
Options exercised, including tax benefit of $337,052	100,871	100,871	1,118,129			1,219,000
Issuance of stock through employees’ stock plans	2,524	2,524	47,487			50,011
10% stock dividend	595,100	595,100	10,611,823	(11,206,923)		—
Cash dividend declared ($0.26 per share)				(1,693,092)		(1,693,092)
BALANCE, December 31, 2004	6,610,611	6,610,611	44,273,197	9,220,450	(656,985)	59,447,273
Comprehensive income:
Net income				10,318,649		10,318,649
Other comprehensive income/(loss), net of tax:
Unrealized (loss) on securities available-for-sale					(945,014)	(945,014)
Unrealized gain on interest rate swap					166,169	166,169
Total comprehensive income						9,539,804
Options exercised, including tax benefit of $478,492	185,639	185,639	1,726,469			1,912,108
Retirement of shares repurchased	(180,045)	(180,045)	(2,130,266)	(1,343,882)		(3,654,193)
Issuance of stock through employees’ stock plans	4,808	4,808	95,188			99,996
Cash dividend declared ($1.11 per share)				(7,317,688)		(7,317,688)
BALANCE, December 31, 2005	6,621,013	6,621,013	43,964,588	10,877,529	(1,435,830)	60,027,300
Comprehensive income:
Net income				10,979,662		10,979,662
Other comprehensive income/(loss), net of tax:
Unrealized gain on securities available-for-sale					75,349	75,349
Total comprehensive income						11,055,011
Compensation related to stock options			632,579			632,579
Options exercised, including tax benefit of $109,598	47,950	47,950	427,095			475,045
Cash in lieu of shares issued for the five-for-four stock split	(255)	(255)				(255)
Issuance of stock through employees’ stock plans	4,820	4,820	95,166			99,986
Cash dividend declared ($0.32 per share)				(2,268,143)		(2,268,143)
BALANCE, December 31, 2006	6,673,528	$6,673,528	$45,119,428	$19,589,048	$(1,360,481)	$70,021,523

(1)	The number and amount of common shares have been adjusted for a 10% stock dividend paid April 7, 2004 and a five-for-four stock split paid on October 4, 2006.

See accompanying notes.

FIRST MUTUAL BANCSHARES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	2006	2005	2004
OPERATING ACTIVITIES: Net income	$10,979,662	$10,318,649	$9,287,813
Adjustments to reconcile net income to net cash from operating activities: Provision for loan and lease losses	964,868	1,500,000	1,565,000
Depreciation and amortization	2,060,476	1,651,039	1,320,965
Deferred loan origination fees, net of accretion	942,140	(121,537)	68,237
Amortization of servicing assets	1,464,722	952,704	871,725
Gain on sales of loans	(3,093,174)	(1,440,571)	(1,757,032)
(Gain)/loss on sale of repossessed real estate and other assets	329	—	(5,452)
Gain on sale of securities available-for-sale	—	—	(70,870)
FHLB stock dividends	—	(52,900)	(338,800)
Stock based compensation	632,579	—	—
Excess tax benefit from stock based compensation	(109,598)	—	—
Deferred federal income taxes	582,000	1,000	(548,000)
Changes in operating assets and liabilities: Loans receivable, held-for-sale	950,575	(4,619,352)	79,164
Accrued interest receivable	(183,258)	(1,050,362)	(651,099)
Other assets	(867,592)	(1,712)	323,810
Drafts payable	579,851	355,959	20,558
Accounts payable and other liabilities	(2,954,529)	(3,835,999)	378,278
Advance payments by borrowers for taxes and insurance	(88,597)	(4,679)	(51,170)
Federal income taxes	(730,249)	(444,660)	1,232,044
Net cash provided by operating activities	11,130,205	3,207,579	11,725,171
INVESTING ACTIVITIES: Loan originations	(409,068,800)	(454,150,263)	(365,831,641)
Loan principal repayments	412,756,638	348,668,585	270,908,995
Increase/(decrease) in undisbursed loan proceeds	(21,965,826)	36,145,078	9,282,872
Principal repayments and redemptions on mortgage- backed and other securities	33,362,994	20,406,369	25,840,035
Purchase of securities held-to-maturity	—	(1,015,435)	(1,126,983)
Purchase of securities available-for-sale	(7,170,095)	(10,235,677)	(72,897,074)
Purchase of premises and equipment	(4,194,116)	(7,178,708)	(5,146,784)
Purchase of FHLB stock	—	(150,700)	(1,544,400)
Proceeds from sale of securities	—	—	2,228,958
Proceeds from sale of impaired loan	340,000	—	—
Proceeds from sale of real estate held-for-sale	—	—	116,275
Net cash provided/(used) by investing activities. . .	4,060,795	(67,510,751)	(138,169,747)

See accompanying notes.

FIRST MUTUAL BANCSHARES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

	Years Ended December 31,
	2006	2005	2004
FINANCING ACTIVITIES: Net increase in deposit accounts	20,558,306	68,322,366	80,056,903
Interest credited to deposit accounts	24,515,961	17,029,363	11,421,357
Issuance of stock through employees’ stock plan	99,986	99,996	50,011
Proceeds from advances	776,166,000	960,624,500	983,802,196
Repayment of advances	(829,938,698)	(966,126,270)	(942,138,299)
Dividends paid	(7,486,396)	(1,969,527)	(1,548,206)
Cash in lieu of shares issued for five-for-four stock split	(255)	—	—
Proceeds from exercise of stock options and excess tax benefit of $109,598, $478,492, and $337,052, respectively, from stock based compensation	475,045	1,912,108	1,219,000
Repurchase/retirement of common stock	—	(3,654,193)	—
Net cash provided/(used) by financing activities	(15,610,051)	76,238,343	132,862,962
NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS	(419,051)	11,935,171	6,418,386
CASH AND CASH EQUIVALENTS Beginning of year	25,780,612	13,845,441	7,427,055
End of year	$25,361,561	$25,780,612	$13,845,441
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION Loans originated for sale in the secondary market	$137,150,286	$71,831,162	$103,885,786
Loans originated for investment activities	$409,068,800	$454,150,263	$365,831,641
Proceeds from sale of loans held-for-sale	$138,100,861	$67,211,810	$103,964,950
Cash paid during the year for:
Interest	$39,777,692	$26,823,867	$18,778,254
Income taxes	$5,860,000	$4,928,013	$3,931,000

See accompanying notes.

FIRST MUTUAL BANCSHARES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Summary of Significant Accounting Policies

Principles of Consolidation and Basis of Presentation — The consolidated financial statements include the accounts of First Mutual Bancshares, Inc. and its wholly-owned subsidiaries, First Mutual Bank and First Mutual Services, Inc. (collectively, the Company). All significant intercompany transactions have been eliminated. Certain reclassifications have been made to the 2005 and 2004 financial statements to conform to the 2006 presentation.

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

The Bank is a community-oriented bank offering a variety of products to retail customers while concentrating its lending activities on residential, consumer, commercial real estate, and business loans. The Bank conducts business from its corporate office in Bellevue, Washington, its 12 banking centers in the greater Puget Sound area, and a multi-state sales finance division with offices in Orange Park, Florida and Mt. Clemens, Michigan. The Bank accepts deposits from the general public, provides lending services to citizens of Washington, Oregon, and Idaho and offers consumer home improvement loans to borrowers in 45 states.

Variable Interest Entities — The following Trusts are considered variable interest entities as defined in FASB Interpretation No. 46R, Consolidation of Variable Interest Entities (revised December 2003), which are: (1) the entity has equity that is insufficient to permit the entity to finance its activities without additional subordinated financial support from other parties, or (2) the entity has equity investors that cannot make significant decisions about the entity’s operations or that do not absorb the expected losses or receive the expected returns of the entity.

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

The Bank has a significant variable interest in the Trusts, however they are not consolidated because the Bank is not the primary beneficiary.

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

Material estimates that are particularly susceptible to significant changes relate to the determination of: the allowance for loan and lease losses, the value of servicing assets, the value of loans held for sale, the

FIRST MUTUAL BANCSHARES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

useful lives of fixed assets, credit insurance premiums payable, amortization of deferred loan fees/costs, the value of derivative instruments, the calculations to determine the value of stock option expense, deferred taxes, and the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans. In connection with the determination of the allowance for loan and lease losses and the valuation of foreclosed assets held-for-sale, management obtains independent appraisals for significant properties when needed.

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

Securities — Securities are classified at acquisition into one of three categories: held-to-maturity, available-for-sale or held-for-trading. Debt securities that management has the positive intent and ability to hold to maturity are classified as “held-to-maturity” and recorded at amortized cost. Securities not classified as held-to-maturity or trading, including equity securities with readily determinable fair values, are classified as “available-for-sale” and recorded at fair value, with unrealized gains and losses excluded from earnings and reported in other comprehensive income. There were no securities classified as held-for-trading during 2006, 2005, and 2004.

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

Federal Home Loan Bank (FHLB) Stock — Our investment in FHLB stock is carried at par value ($100 per share), which reasonably approximates its fair value. During 2006, the FHLB revised its capital structure from the issuance of two classes of stock, B(1) and B(2), to a single Class B stock. Class B stock will continue to have a five-year redemption period. Our stock purchase requirement to support new or renewing advances is 4% of advances outstanding. If all of our Class B stock has been used to support our outstanding advances, we will have the ability to access the FHLB’s excess stock pool for advances with maturities of one year or less, and/or purchase the newly created Class A stock to support new or renewing advances. Class A stock will have a six-month redemption period. Included in the balance sheet as of December 31, 2006, we had $13.1 million of Class B stock and as of December 31, 2005, we had $13.1 million of Class B(1) stock. We held no class B(2) stock in 2005.

Loans Held-For-Sale — Loans originated and intended for sale in the secondary market are carried at the lower of aggregate cost or estimated fair value. Net unrealized losses on loans receivable held-for-sale are recognized in a valuation allowance by charges to operations. Gains and losses on the sale of loans are based on the specific identification method.

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

FIRST MUTUAL BANCSHARES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

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

Allowance for Loan and Lease Losses — The allowance for loan and lease losses is established as losses are estimated to have occurred through a provision for loan and lease losses charged to earnings. Loan and lease losses are charged against the allowance when management believes the uncollectibility of a loan or lease balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan and lease losses is evaluated on a regular basis by management and the Audit Committee of the Board of Directors and is based upon management’s periodic review of the collectibility of the loans and leases in light of historical experience, the nature and volume of the loan and lease portfolios, adverse situations that may affect the borrower’s ability to repay, estimated value of any underlying collateral, and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revisions as more information becomes available.

The allowance consists of specific, general, and unallocated components. The specific component relates to loans or leases that are classified as doubtful, substandard, or special mention. For such loans that are also classified as impaired, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan. The general component covers non-classified loans and is based on historical loss experience adjusted for qualitative factors. An unallocated component is maintained to cover any uncertainties that could affect management’s estimate of probable losses. The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating specific and general losses in the portfolio.

A loan or lease is considered impaired when, based upon current information and events, it is probable that we will be unable to collect the scheduled payments of principal and interest when due according to the contractual terms of the loan/lease agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans or leases that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of delay, the reasons for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan-by-loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

FIRST MUTUAL BANCSHARES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Large groups of smaller balance, homogeneous loans or leases are collectively evaluated for impairment. Accordingly, we do not separately identify individual consumer loans or leases for impairment disclosures, unless such loans are the subject of a restructuring agreement.

Foreclosed Assets — Assets acquired through, or in lieu of, loan foreclosures are held-for-sale and are initially recorded at fair value less cost to sell at the date of foreclosure, establishing a new cost basis. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of carrying amount or fair value less cost to sell. Revenue and expenses from operations and changes in the valuation allowance are included in net expenses from foreclosed assets. The amounts that will ultimately be recovered from foreclosed assets may differ substantially from the carrying value of the assets because of future market factors beyond management’s control.

Servicing Assets — Originated servicing assets are recorded when loans are originated and subsequently sold or securitized (and held as available-for-sale securities) with the servicing rights retained. A portion of the cost of originating the loan is allocated to the servicing asset based on relative fair value. Fair value is based on market prices for comparable servicing contracts, when available, or alternatively, is based on a valuation model that calculates the present value of estimated future cash flows. Assumptions used in the valuation model include market discounts rates and anticipated prepayment speeds. The prepayment speeds of the servicing asset portfolio are based on the Bank’s prepayment experience. Our servicing asset portfolio consists of sales finance loans, construction loan participations, lot loans and other income property loans of which there is no readily available online quotation system for these types of loans. In addition, estimates of the cost of servicing per loan, an inflation rate, ancillary income per loan, and default rates are used. The cost relating to the servicing rights is capitalized and amortized into noninterest income in proportion to, and over the period of, estimated future net servicing income. Amounts capitalized are recorded at cost, net of accumulated amortization and valuation allowance.

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

Land, Buildings, and Equipment — Land is carried at cost. Buildings and equipment are carried at cost, less accumulated depreciation and amortization computed on the straight-line method over the estimated useful lives of the assets or the expected terms of the leases, if shorter. Expected terms include lease option periods to the extent that the exercise of such options is reasonably assured. Following are the ranges of estimated useful lives:

Buildings and improvements	10 to 40 years
Leasehold improvements	5 to 20 years
Furniture, fixtures and equipment	1 to 5 years

We follow the policy of capitalizing expenditures for betterments and major renewals and expensing ordinary maintenance and repairs as incurred.

Stock-Based Compensation Plans — In December 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 123(R) (SFAS 123(R)), Share-Based Payment, which is a revision of Statement of Financial Accounting Standards No. 123 (SFAS 123), Accounting for Stock-Based Compensation.

SFAS 123(R) eliminates accounting for share-based compensation transactions using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25 (APB 25), Accounting for Stock Issued to

FIRST MUTUAL BANCSHARES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Employees, and requires instead that such transactions be accounted for using a fair-value-based method. The Company has elected to adopt the provisions of SFAS 123(R) effective January 1, 2006, under the modified prospective transition method, in which compensation cost was recognized beginning with the effective date (a) based on the requirements of SFAS 123(R) for all share-based payments granted after the effective date and (b) based on the requirements of SFAS 123(R) for all awards granted to employees prior to the effective date of SFAS 123(R) that remain unvested on the effective date.

As permitted under SFAS 123, we elected to follow Accounting APB 25, and related interpretations in accounting for stock-based awards to employees through December 31, 2005. Accordingly, no compensation cost for stock options was recorded at the date of grant.

With the adoption of SFAS 123(R), we elected to amortize stock-based compensation for awards granted on or after the adoption of SFAS 123(R) on January 1, 2006, on a straight-line basis over the requisite service (vesting) period for the entire award. For awards granted prior to January 1, 2006, compensation costs are amortized in a manner consistent with APB 25. This is the same manner applied in the pro forma disclosures under SFAS 123.

At December 31, 2006, we had four stock-based employee/director compensation plans, which are described more fully in Note 16 — Stock Option Plans. The plans are accounted for under the recognition and measurement principles of SFAS 123(R), and related interpretations. Stock-based employee or director compensation cost is reflected in net income for 2006. All options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net income and earnings per share if the fair value recognition provisions of SFAS 123(R) had been adopted in 2004 and 2005.

	2005	2004
Net income, as reported	$10,318,649	$9,287,813
Deduct: Total stock-based employee/director compensation expense determined under fair value based method for all awards, net of related tax effects(1)	(569,555)	(445,047)
Pro forma net income	$9,749,094	$8,842,766
Earnings per share: Basic — as reported	$1.55	$1.41
Basic — pro forma	$1.46	$1.34
Diluted — as reported	$1.49	$1.34
Diluted — pro forma	$1.42	$1.28
Weighted average shares outstanding: Basic	6,643,270	6,580,515
Diluted	6,928,474	6,892,073

(1)    A Black-Scholes option pricing model was used to determine the fair value of the options granted

As a result of adopting SFAS 123(R) on January 1, 2006, income before taxes and net income for the year ended December 31, 2006 are $632,579 and $408,691 lower, respectively, than if we had continued to account for share-based compensation under APB No. 25. Basic and diluted earnings per share for year 2006 would have been $1.71 and $1.66, respectively, had we not adopted SFAS 123(R), compared to reported basic and diluted earnings per share of $1.65 and $1.60, respectively. Prior to adopting SFAS 123(R), we presented all tax benefits of deductions resulting from the exercise of stock options as operating cash flows in the Consolidated Statements of Cash Flows. SFAS 123(R) requires the cash flows from the tax benefits resulting from tax deductions in excess of the compensation cost recognized for those options (excess tax benefits) to

FIRST MUTUAL BANCSHARES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

be classified as financing cash flows. The $109,598 excess tax benefit classified as a financing cash flow would have been classified as an operating cash inflow if we had not adopted SFAS 123(R).

Compensation cost is recorded as if each vesting portion of the award is a separate award. Share-based compensation expense recognized for stock options was $632,579 for the year ended December 31, 2006. The total related to income tax benefits recognized was $99,687 for the year ended December 31, 2006.

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

Advertising costs — Advertising costs were expensed as incurred. Advertising expenses were $761,000, $1.2 million, and $1.1 million for the years ended December 31, 2006, 2005, and 2004, respectively.

Interest Rate Risk Management — For asset/liability management purposes, we use interest rate swap agreements to hedge various exposures or to modify interest rate characteristics of some balance sheet accounts. Interest rate swaps are contracts in which a series of interest rate flows are exchanged over a prescribed period. The notional amount on which the interest payments are based is not exchanged. The swap agreements are derivative instruments and convert variable-rate instruments to fixed rate or vice versa.

The gain or loss on a derivative designated and qualifying as a fair value hedging instrument, as well as the offsetting gain or loss on the hedged item attributable to the risk being hedged, is recognized currently in earnings in the same accounting period. The effective portion of the gain or loss on a derivative designated and qualifying as a cash flow hedging instrument is initially reported as a component of other comprehensive income and subsequently reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. The ineffective portion of the gain or loss on the derivative instrument, if any, is recognized currently in earnings.

For cash flow hedges, the net settlement (upon close-out or termination) that offsets changes in the value of the hedged debt is deferred and amortized into net interest income over the life of the hedged debt. For fair value hedges, the net settlement (upon close-out or termination) that offsets changes in the value of the loans adjusts the basis of the loans and is deferred and amortized to loan interest income over the life of the loans. The portion, if any, of the net settlement amount that did not offset changes in the value of the hedged asset or liability is recognized immediately in noninterest income.

Interest rate derivative financial instruments receive hedge accounting treatment only if they are designated as a hedge and are expected to be, and are, effective in substantially reducing interest rate risk arising from the assets and liabilities identified as exposing the Company to risk. Those derivative financial instruments that do not meet specified hedging criteria would be recorded at fair value with changes in fair value recorded in income. If periodic assessment indicates derivatives no longer provide an effective hedge, the derivative contracts would be closed or settled, or classified as a trading activity.

Cash flows resulting from the derivative financial instrument that are accounted for as hedges of assets and liabilities are classified in the cash flow statement in the same category as the cash flows of the items being hedged.

Derivative Loan Commitments (Rate Lock Commitments) — Mortgage loan commitments are referred to as derivative loan commitments if the loan that will result from exercise of the commitment will be held-for-sale upon funding. Loan commitments that are derivatives are recognized at fair value on the consolidated balance sheet in other assets or other liabilities with changes in their fair values recorded in net gain on sale of loans.

FIRST MUTUAL BANCSHARES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

We record a zero value for the loan commitment at inception at the time the commitment is issued to a borrower (“the time of rate lock”), consistent with EITF 02-3, Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities, and SEC Staff Accounting Bulletin No. 105, Application of Accounting Principles to Loan Commitments, and, accordingly, do not recognize the value of the expected normal servicing rights until the underlying loan is sold. Subsequent to inception, changes in the fair value of the loan commitment are recognized based on changes in the fair value of the underlying mortgage loan due to interest rate changes, changes in the probability the derivative loan commitment will be exercised, and the passage of time. In estimating fair value, we assign a probability to a loan commitment based on an expectation that it will be exercised and the loan will be funded.

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

Comprehensive Income — Comprehensive income is comprised of net income and other comprehensive income. Other comprehensive income includes items previously recorded directly to equity, such as unrealized gains and losses on securities available-for-sale and swaps, net of tax. Comprehensive income is presented in the consolidated statement of shareholders’ equity.

Off-Balance Sheet Credit Related Financial Instruments — In the ordinary course of business, we enter into commitments to extend credit, including commitments under commercial letters of credit and standby letters of credit. These financial instruments are not recorded until they are funded.

Earnings Per Share (EPS) Data - Basic and diluted EPS are presented in the income statement. Basic EPS is computed by dividing net income by the weighted average number of shares outstanding during the year. Diluted EPS reflects the potential dilutive effect of stock options and is computed by dividing net income by the weighted average number of shares outstanding during the year, plus the dilutive common shares that would have been outstanding had the stock options been exercised. A reconciliation of the numerator and denominator used for the basic EPS to the numerator and denominator used for the diluted EPS is provided in Note 13 — Earnings Per Share.

Recent Accounting Pronouncements - In March of 2006, the FASB published SFAS No. 156, Accounting for Servicing of Financial Assets (SFAS 156), which amends SFAS No. 140 Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, with respect to the accounting for servicing of financial assets. SFAS 156 requires that all separately recognized servicing rights be initially measured at fair value, if practicable. For each class of separately recognized servicing assets and liabilities, SFAS 156 permits an entity to choose either of the following subsequent measurement methods: (1) the amortization of servicing assets or liabilities in proportion to and over the period of estimated net servicing income or net servicing loss or (2) the reporting of servicing assets or liabilities at fair value at each reporting date and reporting changes in fair value in earnings in the period in which the changes occur. SFAS 156 also requires additional disclosures for all separately recognized servicing rights. Early adoption is permitted as of the beginning of an entity’s fiscal year, provided the entity has not yet issued financial statements, including interim financial statements, for any period of that fiscal year. SFAS 156 is effective the earlier of the date an entity adopts the requirements of SFAS 156, or as of the beginning of its first fiscal year beginning after September 15, 2006. An entity should apply the requirements for recognition and initial measurement of servicing assets and servicing liabilities prospectively to all transactions after the effective date of SFAS 156. Management has made the decision to continue to amortize the servicing assets or liabilities in proportion to and over the period of estimated net servicing income or net servicing loss effective January 1, 2007.

FIRST MUTUAL BANCSHARES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

In July 2006, the FASB issued Interpretation No. 48 (FIN 48), Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109, which seeks to reduce the diversity in practice associated with the accounting and reporting for uncertainty in income tax positions. This Interpretation prescribes a comprehensive model for the financial statement recognition, measurement, presentation, and disclosure of uncertain tax positions taken or expected to be taken in income tax returns. FIN 48 is effective for fiscal years beginning after December 15, 2006. We will adopt the new requirements in the first quarter of 2007. The cumulative effects, if any, of adopting FIN 48 will be recorded as an adjustment to retained earnings as of the beginning of 2007. The adoption of FIN 48 is not expected to have a significant impact on our consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (SFAS 157), which defines fair value, establishes a framework for measuring fair value in GAAP, and expands disclosures about fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Early adoption is permitted. We must adopt these new requirements no later than the first quarter of 2008. We have not yet determined the effects on our consolidated financial statements, if any, upon adoption of SFAS 157, or if we will adopt the requirements prior to the first quarter of 2008.

In September 2006, the SEC staff issued Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements (SAB 108). The intent of SAB 108 is to reduce diversity in practice for the method companies use to quantify financial statement misstatements, including the effect of prior year uncorrected errors. SAB 108 establishes an approach that requires quantification of financial statement errors using both an income statement and cumulative balance sheet approach. SAB 108 is effective for fiscal years beginning after November 15, 2006. We will adopt this new requirement in the first quarter of 2007. The adoption of SAB 108 is not currently expected to have a significant impact on our consolidated financial statements.

Note 2— Reserve Balances

Included in Cash and Cash Equivalents are legally reserved amounts which are required to be maintained on an average basis in the form of cash and balances due from the Federal Reserve Bank. Average reserve balances were $2.1 million and $4.5 million for the years ended December 31, 2006 and 2005, respectively.

FIRST MUTUAL BANCSHARES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 3— Mortgage-Backed and Other Securities Available-for-Sale

The amortized cost and estimated fair value of securities available-for-sale at December 31, 2006 and 2005 are summarized as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses <1 Year	Gross Unrealized Losses >1 Year	Estimated Fair Value
December 31, 2006:
Freddie Mac securities	$14,656,640	$9,291	$—	$565,256	$14,100,675
Fannie Mae securities	32,222,236	7,885	—	1,090,027	31,140,094
Ginnie Mae securities	34,052,801	2,416	—	397,321	33,657,896
US agency securities	10,990,633	—	—	161,313	10,829,320
	$91,922,310	$19,592	$—	$2,213,917	$89,727,985
December 31, 2005:
Freddie Mac securities	$16,639,949	$15,285	$60,164	$485,345	$16,109,725
Fannie Mae securities	38,209,406	28,119	334,933	672,624	37,229,968
Ginnie Mae securities	43,632,279	2,673	340,680	172,152	43,122,120
US treasury and agency securities	18,207,150	—	123,328	95,293	17,988,529
	$116,688,784	$46,077	$859,105	$1,425,414	$114,450,342

Certain investment securities shown above currently have fair values less than amortized cost and therefore contain unrealized losses. We have evaluated these securities and have determined that the decline in value is temporary and is related to the change in market interest rates since purchase. The decline in value is not related to any company or industry specific event. We evaluate the securities portfolio for other-than-temporary impairment on a quarterly basis and more frequently when economic or market concerns warrant such evaluations. Consideration is given to (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) our intent and ability to retain our investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value. At December 31, 2006 and 2005 there were 32 and 34 investment securities, respectively, with unrealized losses. We anticipate full recovery of amortized cost with respect to these securities at maturity or sooner in the event of a more favorable market interest rate environment.

Proceeds from the sale of securities during 2006, 2005, and 2004 were $0, $0, and $2,228,958, respectively. Gross gains on those sales were $0, $0, and $70,870, respectively. No gross losses were realized on sales during 2006, 2005, and 2004.

The amortized cost and estimated fair value of mortgage-backed and other securities available-for-sale at December 31, 2006, by contractual maturity, are shown below. Expected maturities will differ from

FIRST MUTUAL BANCSHARES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

contractual maturities because issuers may have the right to call or prepay obligations with or without prepayment penalties.

	Amortized Cost	Estimated Fair Value
Due less than one year	$—	$—
Due after one year through five years	9,418,845	9,157,541
Due after five years through ten years	—	—
Due after ten years	82,503,465	80,570,444
	$91,922,310	$89,727,985

Note 4— Mortgage-Backed and Other Securities Held-to-Maturity

The amortized cost and estimated fair value of mortgage-backed and other securities held-to-maturity are summarized as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses < 1 Year	Gross Unrealized Losses >1 Year	Estimated Fair Value
December 31, 2006:
Fannie Mae securities	$4,176,674	$34,545	—	$$74,055	$4,137,164
Freddie Mac securities	299,700	6,854	—	—	306,554
Municipal bonds	1,143,704	1,443	—	3,786	1,141,361
	$5,620,078	$42,842	—	$$77,841	$5,585,079

December 31, 2005:
Fannie Mae securities	$5,345,378	$68,712	$56,460	$17,175	$5,340,455
Freddie Mac securities	432,808	9,659	—	—	442,467
Municipal bonds	1,188,109	649	—	790	1,187,968
	$6,966,295	$79,020	$56,460	$17,965	$6,970,890

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

FIRST MUTUAL BANCSHARES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The amortized cost and estimated fair value of mortgage-backed and other securities held-to-maturity at December 31, 2006, by contractual maturity, are shown below. There were no sales from the held-to-maturity portfolio during 2006, 2005, or 2004.

	Amortized Cost	Estimated Fair Value
Due less than one year	$—	$—
Due after one year through five years	217,984	219,743
Due after five years through ten years	—	—
Due after ten years	5,402,094	5,365,336
	$5,620,078	$5,585,079

At December 31, 2006, the fair value and amortized cost of pledged securities for public deposits and for other purposes required or permitted by law totaled $34,956,000 and $35,863,000, respectively. The respective amounts of pledged securities as of December 31, 2005 were $45,122,000 and $45,905,000.

Note 5— Loans Receivable, Net and Loans Receivable Held-for-Sale

Loans receivable consisted of the following as of December 31:

	2006	2005
Real estate: Single-family residential	$264,332,818	$223,927,585
Single-family construction	159,651,447	188,148,362
Income property: Commercial construction	45,550,139	35,153,390
Commercial real estate	163,324,755	191,719,514
Multifamily construction	29,910,570	24,980,916
Multifamily residential	138,351,552	153,987,722
Consumer and other	99,657,623	115,940,966
Business loans	95,954,821	67,223,270
	996,733,725	1,001,081,725
Less: Net deferred loan origination costs and other	333,505	1,280,027
Undisbursed loan proceeds	(87,602,460)	(109,568,286)
Reserve for loan and lease losses	(9,728,446)	(10,069,020)
Unearned discount on purchased leases	(2,300,350)	(43,718)
	897,435,974	882,680,728
Loans receivable held-for-sale	(13,732,932)	(14,683,507)
Loans receivable, net	$883,703,042	$867,997,221

A substantial portion of revenue is derived from the origination of loans in the Puget Sound region of Washington State. The customers’ ability to honor their commitments to repay such loans is dependent upon the region’s real estate values, economy and, to a certain extent, the dominant industries in that region such as aerospace, international trade, and high technology.

FIRST MUTUAL BANCSHARES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Single-family residential permanent and construction loans are primarily secured by collateral located in Western Washington. Income property loans, by county or state in which the property is located, are as follows at December 31, 2006:

	King County	Snohomish County	Pierce County	Kitsap County	Oregon	Other	Total
Income property: Commercial construction	$9,032,335	$12,361,469	$9,747,500	$—	$8,779,445	$5,629,390	$45,550,139
Commercial real estate	92,252,650	18,757,144	26,599,998	2,189,025	9,992,195	13,533,743	163,324,755
Multifamily construction	25,839,199	—	—	—	4,071,371	—	29,910,570
Multifamily residential	42,948,213	13,363,084	34,532,505	7,188,966	20,843,593	19,475,191	138,351,552
	$170,072,397	$44,481,697	$70,880,003	$9,377,991	$43,686,604	$38,638,324	$377,137,016

The loan portfolio includes both adjustable and fixed interest rate loans. At December 31, 2006, the composition of those loans was as follows:

	Fixed Rate	Adjustable Rate	Total
Term to maturity or rate adjustment:
Due within one year	$8,239,777	$455,574,471	$463,814,248
After one but within three years	32,986,631	90,738,957	123,725,588
After three but within five years	48,618,410	100,597,495	149,215,905
After five but within ten years	46,366,688	70,277,959	116,644,647
After ten years	43,596,911	438,675	44,035,586
	$179,808,417	$717,627,557	$897,435,974

Single-family, adjustable-rate loans typically have both periodic and lifetime adjustment limitations. Income property permanent adjustable-rate loans generally only have lifetime adjustment limitations. Both types of adjustable-rate loans are generally indexed to either the FHLB’s cost of funds, the one-year London Interbank Offering Rate (LIBOR), or the one-, three-, or five-year Constant Maturity Treasury (CMT) indices. Future market factors may affect the correlation of the interest rate adjustment with the rates the Bank pays on the short-term deposits that have been primarily utilized to fund these loans.

An analysis of the changes in the reserve for loan and lease losses is as follows for the years ended December 31:

	2006	2005	2004
Balance, beginning of year	$10,069,020	$9,300,854	$8,406,198
Provision for loan and lease losses	964,868	1,500,000	1,565,000
Charge-offs	(1,582,552)	(1,045,962)	(913,645)
Recoveries	603,149	314,128	243,301
Balance, end of year	10,054,485	10,069,020	9,300,854
Amount reclassified for unfunded commitments	(326,039)	—	—
Balance, end of year	$9,728,446	$10,069,020	$9,300,854

FIRST MUTUAL BANCSHARES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The following is a summary of information pertaining to impaired and non-accrual loans as of December 31:

	2006	2005
Impaired loans with a valuation allowance	$1,283,170	$308,645
Valuation allowance related to impaired loans	(236,125)	(172,475)
Net impaired loans	1,047,045	136,170
Non-accrual loans	2,414,630	761,020
Total non-accrual loans	$3,461,675	$897,190

	2006	2005	2004
Total loans past due 90-days or more and still accruing interest	$—	$—	$34,000
Average investment of impaired loans	$591,608	$138,002	$78,139
Interest income recognized on impaired loans	$583	$793	$1,108

Additional funds committed to be advanced in connection with impaired loans totaled $161,000.

The Bank serviced loans owned by other investors with aggregate principal balances of $155,025,000, $105,850,000, and $117,852,000 as of December 31, 2006, 2005, and 2004, respectively.

Note 6— Servicing Assets and Servicing Fees

Changes in the servicing assets balance for the years ended December 31 are as follows:

	2006	2005	2004
Balance, beginning of year	$1,865,698	$1,525,085	$468,413
Additions	3,610,358	1,293,317	1,928,398
Amortization	(1,464,722)	(952,704)	(871,726)
Balance, end of year	$4,011,334	$1,865,698	$1,525,085
Servicing assets fair value	$4,488,079	$2,639,052	$2,310,233

There were no changes in the valuation for impairment of servicing assets for the years ended December 31, 2006, 2005, and 2004.

Servicing fee income, net of amortization, consisted of the following for the years ended December 31:

	2006	2005	2004
Servicing fees	$2,742,513	$2,252,324	$1,185,714
Amortization	(1,464,722)	(952,704)	(871,726)
Loan servicing fees, net	$1,277,791	$1,299,620	$313,988

FIRST MUTUAL BANCSHARES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

At December 31, 2006, the expected weighted average life of the Bank’s servicing assets was four years. Projected amortization expense for the gross carrying value of servicing assets at December 31, 2006 is estimated to be as follows:

2007	$1,689,607
2008	1,289,655
2009	796,806
2010	235,266
Gross carrying value of servicing assets	$4,011,334

The projected amortization expense of the servicing asset is an estimate and should be used with caution. The amortization expense for future periods was calculated by applying the same quantitative factors, such as estimated prepayment assumptions that were used to determine the amortization expense for the fourth quarter of 2006. These factors are subject to significant fluctuations. Any projection of servicing asset amortization in future periods is limited by the conditions that existed at the time the calculations were performed, and may not be indicative of actual amortization expense that will be recorded in future periods.

Note 7— Land, Buildings, and Equipment

The following is a summary of land, buildings, leasehold improvements, and furniture, fixtures, and equipment at December 31:

	2006	2005
Land	$13,792,965	$13,731,369
Buildings	24,358,004	20,863,538
Furniture, fixtures, and equipment	5,308,971	5,629,939
Leasehold improvements	863,259	1,052,251
	44,323,199	41,277,097
Less accumulated depreciation and amortization	(8,757,087)	(7,793,099)
	$35,566,112	$33,483,998

Depreciation and amortization expense for the years ended December 31, 2006, 2005, and 2004 amounted to $2,060,000, $1,651,000, and $1,321,000, respectively.

Four office locations are leased under operating leases. Total lease obligations for the next five years are as follows:

Year Ending December 31,
2007	$270,929
2008	261,842
2009	221,218
2010	135,588
2011	135,588
$1,025,165

Total lease expenses were $288,000, $322,000, and $313,000 for the years ended December 31, 2006, 2005, and 2004, respectively.

FIRST MUTUAL BANCSHARES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Lease income totaled $726,000, $627,000, and $627,000 for the years ended December 31, 2006, 2005, and 2004, respectively.

Future minimum lease receipts from lessees for the next five years are as follows:

Year Ending December 31,
2007	$513,518
2008	489,872
2009	371,953
2010	119,868
2011	37,034
$1,532,245

During 2006 two banking centers were under construction. In accordance with SFAS 34, Capitalization of Interest Cost, we capitalize interest expense associated with construction costs. Interest costs are calculated monthly by multiplying the expenditures related to each asset being constructed by the weighted average rate of outstanding FHLB borrowings. The interest capitalized for the new West Seattle banking center also includes interest on a $600,000 note at 6%.

During the year ended December 31, 2006, capitalized interest related to the construction of two new banking centers was as follows:

	Canyon Park	West Seattle
Interest capitalized during 2006	$89,000	$43,000

The total interest capitalized in 2006 totaled $132,000. The West Seattle banking center was completed in April 2006 and the interest costs were transferred to the basis of the asset. Interest capitalized in 2005 totaled $133,000; no interest was capitalized in 2004.

Note 8— Deposits

Deposits consisted of the following at December 31:

	Weighted Average Rate at December 31,	2006		2005
Terms	2006	Amount	Percent	Amount	Percent
Money market deposit and checking accounts, including noninterest-bearing deposits of $55,360,000 (2006) and $30,914,000 (2005)	2.7%	$313,693,904	39.0%	$263,444,641	34.6%
Savings	1.0%	6,701,770	0.8	8,053,510	1.1
Time deposits: 1 to 6 months	4.8%	91,852,472	11.4	25,325,763	3.3
7 to 12 months	4.7%	252,697,770	31.4	166,316,334	21.9
13 to 23 months	4.2%	72,122,113	8.9	199,509,548	26.2
2 to 10 years	4.2%	68,726,875	8.5	98,070,841	12.9
Total time deposits	4.6%	485,399,230	60.2	489,222,486	64.3
Total deposits	3.8%	$805,794,904	100%	$760,720,637	100%

FIRST MUTUAL BANCSHARES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Deposits at December 31, 2006 and 2005, included public funds of $9,506,000 and $5,628,000, respectively. Mortgage-backed securities with a book value of $1,129,000 and $935,000 and fair values of $1,120,000 and $954,000 were pledged as collateral on these deposits at December 31, 2006 and 2005, respectively, which exceeds the minimum collateral requirement established by the Washington Public Deposit Protection Commission.

As of December 31, 2006, scheduled maturities of time deposits were as follows:

Year Ending December 31,
2007	$443,704,718
2008	18,814,046
2009	13,537,612
2010	3,521,453
2011	5,638,205
Thereafter	183,196
$485,399,230

Included in deposits are time deposits greater than or equal to $100,000 of $220,161,000 and $216,507,000 at December 31, 2006 and 2005, respectively. Interest on time deposits greater than or equal to $100,000 totaled $9,073,000, $5,916,000, and $4,733,000 for the years ended December 31, 2006, 2005, and 2004, respectively. Also included in deposits are accounts of approximately $7,006,000 and $7,712,000 at December 31, 2006 and 2005, respectively, which are controlled by members of the Board of Directors and management.

Deposit interest expense by type for the years ended December 31 was as follows:

	2006	2005	2004
Time deposits	$20,147,085	$14,152,631	$9,712,012
Money market deposit and checking	6,690,147	3,967,963	2,512,022
Savings	73,142	70,789	68,091
	$26,910,374	$18,191,383	$12,292,125

Note 9— FHLB and Other Advances

Borrowings consisted of the following at December 31:

	2006	2005
FHLB advances	$171,932,307	$225,705,005
FHLB advances: Maximum outstanding at any month end	$261,230,693	$265,215,985
Average outstanding	226,033,715	235,113,503
Weighted average interest rates: Annual	4.923%	3.080%
End of year	5.292%	3.777%
Other advances	$4,600,000	$4,600,000

Under the terms of the FHLB advances, in addition to FHLB stock held, the Bank must maintain unencumbered collateral of agency MBS/CMOs/REMICS, subject to the discounted market value determined

FIRST MUTUAL BANCSHARES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

by the FHLB, 83% of one-to-four-unit family permanent mortgages, and 80% of multifamily permanent loans. The Bank has an available line of credit with the FHLB in the amount equal to 40% of total assets.

FHLB advances at December 31, 2006 mature as follows:

	Interest Rates	Amount
2007	2.52%—5.63%	$85,469,807
2008	3.13%—5.33%	21,500,000
2009	3.65%—5.74%	60,250,000
2010	4.93%	4,000,000
2011	5.19%	712,500
		$171,932,307

The other advances are comprised of: a $4,000,000 line of credit which matures on February 28, 2007, with an interest rate of 7.37% and a $600,000 note that matures on November 1, 2009 with an interest rate of 6.00%. The payment terms on the note consist of monthly interest payments with the full principal due at maturity.

Note 10 — Long-Term Debentures (Trust Preferred Securities)

First Mutual Capital Trust I is a statutory business trust created for the exclusive purpose of issuing and selling capital securities and utilizing sale proceeds to acquire junior subordinated debt issued by the Company. In June 2002, the Trust issued $9.0 million of trust preferred securities with a 30-year maturity, callable after the fifth year by the Company. The rate adjusts quarterly based on LIBOR plus 3.65%. We entered into a swap with the FHLB to fix the interest rate at 8.18% for a period of five years (See Note 21 — Derivative Activities and Market Risk). These securities are considered capital for the purposes of regulatory capital requirements, subject to regulatory limitations. Accordingly, the junior subordinated debentures are the sole assets of the Trust, and payments under the junior subordinated debentures will be the sole revenues of the Trust. We own all of the common securities of the Trust.

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

First Mutual Statutory Trust III was formed in December 2003 for the exclusive purpose of issuing trust preferred securities and utilizing the $4.0 million in proceeds from the issuance to fund future asset growth. In December 2003, the Trust issued $4.0 million of trust preferred securities with a 30-year maturity, callable after the fifth year by the Company. The securities have a fixed rate of 6.5 1% in the first five years, and will reset quarterly thereafter at the three-month LIBOR rate, plus 2.85%. These securities are considered capital for the purposes of regulatory capital requirements, subject to regulatory limitations. Accordingly, the junior subordinated debentures are the sole assets of the Trust, and payments under the junior subordinated debentures will be the sole revenues of the Trust. We own all of the common securities of the Trust.

The Company does not consolidate First Mutual Capital Trust I or II or First Mutual Statutory Trust III in accordance with SFAS Interpretation Number 46R, Consolidation of Variable Interest Entities.

FIRST MUTUAL BANCSHARES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 11 — Federal Taxes on Income

Deferred federal income taxes constitute the differences in the reporting of income and expense for financial statement and income tax purposes. The components of deferred income tax provision (benefit) are as follows for the years ended December 31:

	2006	2005	2004
Loan origination fees and costs	$(394,000)	$375,000	$531,000
FHLB stock dividends	(45,000)	18,000	118,000
Reserve for loan and lease losses	5,000	(269,000)	(313,000)
Other, net	(148,000)	(125,000)	212,000
	$(582,000)	$(1,000)	$548,000

At December 31, the significant components of the net deferred tax asset/(liability) were as follows:
	2006	2005
Deferred tax assets: Reserve for loan and lease losses	$3,295,000	$3,300,000
Unrealized loss on available-for-sale securities	834,000	773,000
Other, net	493,000	353,000
	4,622,000	4,426,000
Deferred tax liabilities: Loan origination fees and costs	2,160,000	2,554,000
FHLB stock dividends	1,891,000	1,936,000
Accumulated depreciation	356,000	320,000
Servicing assets	17,000	17,000
Other, net	134,000	178,000
	4,558,000	5,005,000
Net deferred tax asset/(liability)	$64,000	$(579,000)

A reconciliation of the effective income tax rate with the federal statutory rate is as follows:

	2006		2005		2004
	Amount	Rate	Amount	Rate	Amount	Rate
Federal income tax at statutory rates	$5,866,710	35%	$5,393,951	34%	$4,831,665	34%
Effect of tax-exempt interest income	(11,398)	0%	(23,304)	0%	(22,520)	0%
Incentive stock options	122,693	1%	—	0%	—	0%
Other	(195,639)	(1%)	11,576	0%	9,626	0%
	$5,782,366	35%	$5,382,223	34%	$4,818,771	34%

 Note 12— Stockholders’ Equity and Regulatory Capital Requirements

Restricted Retained Earnings — Under Washington State law, pre-conversion retained earnings are restricted for the protection of pre-conversion depositors. Restricted retained earnings at December 31, 2006, totaled $80,000.

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

Quantitative measures established by regulators to ensure capital adequacy require us to maintain minimum amounts and ratios (set forth in the table below) of Total and Tier I capital to risk-weighted assets, and of Tier I capital to average assets. Management believes, as of December 31, 2006 and 2005, that the Company met all capital adequacy requirements to which it is subject.

As of December 31, 2006, the most recent notification from the FDIC categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, an institution must maintain minimum Total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the following table. There are no conditions or events since that notification that management believes have changed the Bank’s category.

Actual capital amounts and ratios for First Mutual Bancshares, Inc. (consolidated) and First Mutual Bank are presented in the table below:

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2006:
Total capital (to risk-weighted assets):
First Mutual Bancshares, Inc.	$98,436,489	12.14%	$64,856,783	>8.00%	N/A	N/A
First Mutual Bank	100,356,183	12.39%	64,779,021	>8.00%	$80,973,777	>10.00%

Tier I capital (to risk-weighted assets):
First Mutual Bancshares, Inc.	88,382,003	10.90%	32,428,391	>4.00%	N/A	N/A
First Mutual Bank	90,301,698	11.15%	32,389,511	>4.00%	48,584,266	>6.00%

Tier I capital (to average assets):
First Mutual Bancshares, Inc.	88,382,003	7.97%	44,380,313	>4.00%	N/A	N/A
First Mutual Bank	90,301,698	8.30%	43,524,853	>4.00%	54,406,066	>5.00%

As of December 31, 2005:
Total capital (to risk-weighted assets):
First Mutual Bancshares, Inc.	$88,311,571	11.21%	$63,030,029	>8.00%	N/A	N/A
First Mutual Bank	87,282,028	11.10%	62,906,506	>8.00%	$78,633,133	>10.00%

Tier I capital (to risk-weighted assets):
First Mutual Bancshares, Inc.	78,463,129	9.96%	31,515,014	>4.00%	N/A	N/A
First Mutual Bank	77,452,887	9.85%	31,453,253	>4.00%	47,179,880	>6.00%

Tier I capital (to average assets):
First Mutual Bancshares, Inc.	78,463,129	7.11%	44,168,694	>4.00%	N/A	N/A
First Mutual Bank	77,452,887	7.16%	43,299,079	>4.00%	54,123,849	>5.00%

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

Note 13 — Earnings Per Share

The following is a reconciliation of the numerators and denominators of the basic and diluted earnings per share computations:

	Income (Numerator)	Shares(1) (Denominator)	Per Share(1)
Year ended December 31, 2006: Basic EPS: Income available to common shareholders	$10,979,662	6,650,209	$ 1.65
Effect of dilutive stock options		213,886
Diluted EPS: Income available to common shareholders plus assumed stock options exercised	$10,979,662	6,864,095	$ 1.60
Year ended December 31, 2005: Basic EPS: Income available to common shareholders	$10,318,649	6,643,270	$ 1.55
Effect of dilutive stock options		285,204
Diluted EPS: Income available to common shareholders plus assumed stock options exercised	$10,318,649	6,928,474	$ 1.49
Year ended December 31, 2004: Basic EPS: Income available to common shareholders	$9,287,813	6,580,515	$ 1.41
Effect of dilutive stock options		311,558
Diluted EPS: Income available to common shareholders plus assumed stock options exercised	$9,287,813	6,892,073	$ 1.34

(1)	Shares and EPS have been adjusted for a 10% stock dividend paid April 7, 2004 and a five-for-four stock split paid on October 4, 2006.

Note 14 — Retirement Plan and Trust

The Bank has a 401(k) retirement plan and trust for employees. All employees who have completed 90 days of service are eligible to contribute to the plan. Additionally, after meeting the one-year-of-service and the minimum-hours-worked requirements employees are eligible to receive employer-matching contributions. The Bank funds the annual cost of the plan as accrued. Employees may contribute up to 50% of

FIRST MUTUAL BANCSHARES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

their salaries to the plan up to the annual Internal Revenue Service limit. The Bank matches 75% of the employees’ contributions up to 6% of the employees’ compensation. Participants are fully vested in employer contributions to the plan upon six years of service.

The Bank’s contributions to the 401(k) retirement plan and trust were $483,000, $744,000, and $629,000 for the years ended December 31, 2006, 2005, and 2004, respectively. For years 2004 and 2005 the Bank made profit sharing contributions to the plan representing an additional 3% of all eligible employees’ compensation. There was no additional 3% contribution made in year 2006.

Note 15— Employee Stock Ownership Plan (ESOP)

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

Shares held by the ESOP at December 31, 2006, were as follows:

	Number of Shares	Average Cost Per Share
Allocated:
Vested	472,120
Non-vested	4,198
	476,318	$ 2.52

Contributions to the ESOP for the years ended December 31, 2006, 2005, and 2004 were $120,003, $99,986, and $99,996, respectively. The contribution for 2006 was approved by the Board of Directors at its December 2006 meeting; the shares contributed are reflected in the total shown above.

Note 16 — Stock Option Plans

We have four stock option plans for directors and employees (1992 Director/Employee Option Plan, 1995 Director/Employee Option Plan, 2000 Director/Employee Option Plan, and the 2005 Employee Option Plan (the Plans)). Options have a contractual life of six, seven or ten years and a requisite service period of two, three, or four years and are granted at fair market value on the grant date. The Compensation and Stock Option Committee determines vesting of the options. Options generally become exercisable in one or more installments during their term, and the right to exercise may be cumulative. At December 31, 2006, 656,891 shares of common stock, adjusted for stock dividends, were available for grant under the plan. All schedules presented in this footnote are adjusted for stock dividends and stock splits.

FIRST MUTUAL BANCSHARES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

A summary of the stock option plans at December 31, 2006 and changes during the year are presented below:

	Shares	Weighted Average Exercise Price(1)	Weighted Average Grant Date Fair Value(1)
BALANCE, December 31, 2005	698,250	$13.78
Exercisable at year end: 324,579 shares Options granted	150,314	21.39	$3.84
Options exercised	(47,950)	7.62
Options terminated	(38,507)	19.71
BALANCE, December 31, 2006	762,107	$15.37
Exercisable at year end: 397,273 shares

(1)  per share

The weighted average remaining term in years and the aggregate intrinsic value for options outstanding at December 31, 2006 were 5.2 years and $5,954,592, respectively. The weighted average remaining term in years and the aggregate intrinsic value for options exercisable at December 31, 2006 were 4.3 years and $4,724,271, respectively. The weighted average grant date fair value was $3.84, $4.42, and $8.21 at December 31, 2006, 2005, and 2004.

There were 153,314 options granted during the year ended December 31, 2006. There were 146,816 options granted during 2005. The total intrinsic value (amount by which fair value of the underlying stock exceeds the exercise price of an option on exercise date) of options exercised during the 12 months ended December 31, 2006, 2005, and 2004 were $655,315, $2,394,376, and $1,060,191, respectively.

We have estimated the fair value of all stock option awards as of the date of the grant by applying a Black-Scholes pricing model. The ranges of weighted-average assumptions for the options issued during the 12 months ended December 31, 2006 are as follows:

	Non-Qualified Plans	Incentive Plans
Expected Price Volatility	18.1%-19.4%	19.3%
Risk-Free Interest Rate	4.8%-5. 1%	4.8%
Dividend Yield	1.4%-1.5%	1.4%
Expected Life in Years	4.8 years	4.9 years

The expected price volatility was based on the historical volatility of the stock price, the risk-free interest rate was based on the US Treasury Constant Maturity yields for periods similar to the expected life of the options, the dividend yield was based on current cash dividend yields and the expected life was based on historical data.

Cash received from options exercised for the 12 months ended December 31, 2006 and 2005 totaled $365,447 and $1,433,616, respectively. We issue new shares to satisfy option exercises.

At December 31, 2006, there was $1,164,552 in total unrecognized compensation cost related to unvested share-based compensation arrangements granted under the Plan. That compensation is expected to be recognized over a weighted-average period of 1.6 years.

FIRST MUTUAL BANCSHARES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 17 — Off-Balance Sheet Activities

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

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since some of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. At December 31, 2006, approximately 28% of loan commitments were drawn upon by customers. We evaluate each customer’s creditworthiness on a case-by-case basis. The amount of collateral obtained, if it is deemed necessary upon extension of credit, is based on management’s credit evaluation of the borrower. Collateral held varies but may include accounts receivable, inventory, property, plant, and equipment, and residential or income-producing commercial properties. We have not incurred any significant losses on our commitments in 2006, 2005, or 2004.

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

A summary of the notional amounts of our financial instruments with off-balance-sheet risk at December 31, are as follows:

	2006	2005
	(Dollars in thousands)
Commitments to extend credit	$72,990	$109,923
Unfunded commitments under lines of credit	$210,093	$205,385
Standby letters of credit	$6,638	$160

The Company also has a number of employment agreements with certain key employees. These agreements provide for payment of the recipient’s base salary for a term of 35 months upon termination (whether voluntary or otherwise) following any future Change-Of-Control of First Mutual Bank and expire in February 2007, December 2008, and July 2011 depending upon the agreement.

FIRST MUTUAL BANCSHARES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 18 — Fair Value of Financial Instruments

The following disclosure of the estimated fair value of financial instruments is made in accordance with the requirements of SFAS No. 107, Disclosures About Fair Value of Financial Instruments. The estimated fair value amounts have been determined using available market information and appropriate valuation methodologies. However, considerable judgment is necessary to interpret market data in the development of the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that may be realized in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts. The estimated fair value of financial instruments is as follows at December 31, 2006 and 2005:

	2006		2005
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
	(Dollars in thousands)
Assets: Cash and cash equivalents	$25,362	$25,362	$25,781	$25,781
Securities available-for-sale	89,728	89,728	114,450	114,450
Loans held-for-sale	13,733	13,782	14,684	14,684
Mortgage-backed and other securities held-to-maturity	5,620	5,585	6,966	6,971
Loans receivable, net	883,703	885,180	867,997	862,231
Accrued interest receivable	5,534	5,534	5,350	5,350
Servicing assets	4,011	4,488	1,866	2,639
FHLB stock	13,122	13,122	13,122	13,122
Liabilities: Demand, savings, and money market deposits	320,396	320,396	271,498	271,498
Time deposits	485,399	485,652	489,222	488,378
Drafts payable	1,314	1,314	734	734
Advance payments by borrowers for taxes and insurance	1,583	1,583	1,671	1,671
Short-term FHLB advances	85,470	85,536	203,428	203,096
Long-term FHLB advances	86,462	86,528	22,277	22,241
Other advances	4,600	4,600	4,600	4,485
Long-term debentures	17,000	16,820	17,000	16,750
Derivatives: Interest rate swaps	(168)	(168)	29	29
Yield maintenance contracts	182	182	—	—
Rate lock commitments	$8	$8	$27	$27

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

Deposit Liabilities — Under SFAS 107, Disclosures about Fair Value of Financial Instruments, the fair value of deposits with no stated maturity, such as noninterest-bearing demand deposits, savings, money market and checking accounts, is equal to the amount payable on demand. The fair value of time deposits is based on the discounted value of contractual cash flows. The discount rate is estimated using market rates for deposits of similar maturity of other local financial institutions.

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

Limitations — The fair value estimates presented herein are based on pertinent information available to management as of December 31, 2006 and 2005. Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since that date and therefore, current estimates of fair value may differ significantly from the amounts presented herein.

FIRST MUTUAL BANCSHARES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 19 — Selected Quarterly Financial Data (Unaudited)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
Year Ended December 31, 2006
Interest income	$18,948,757	$19,824,591	$20,958,234	$20,440,661	$80,172,243
Interest expense	8,717,317	9,800,067	10,776,198	10,778,783	40,072,365
Net interest income	$10,231,440	$10,024,524	$10,182,036	$9,661,878	$40,099,878
Provision for loan and lease losses	$71,000	$134,837	$267,250	$491,781	$964,868
Noninterest income and noninterest expenses, net	$(5,973,463)	$(5,777,289)	$(5,389,418)	$(5,232,812)	$(22,372,982)
Net income	$2,714,072	$2,711,737	$3,000,738	$2,553,115	$10,979,662
Basic earnings per share	$0.41	$0.41	$0.45	$0.38	$1.65
Earnings per share assuming dilution	$0.40	$0.40	$0.43	$0.37	$1.60
Weighted average shares outstanding	6,627,298	6,644,804	6,655,307	6,672,248	6,650,209
Weighted average shares outstanding including effect of dilutive stock options	6,758,785	6,790,098	6,850,441	6,917,827	6,864,095

Year Ended December 31, 2005
Interest income	$15,399,196	$16,286,447	$17,163,916	$18,513,066	$67,362,625
Interest expense	5,598,950	6,459,708	7,147,319	7,973,347	27,179,324
Net interest income	$9,800,246	$9,826,739	$10,016,597	$10,539,719	$40,183,301
Provision for loan and lease losses	$400,000	$450,000	$325,000	$325,000	$1,500,000
Noninterest income and noninterest expenses, net	$(5,493,145)	$(5,570,996)	$(5,522,034)	$(6,396,254)	$(22,982,429)
Net income	$2,584,260	$2,517,345	$2,729,361	$2,487,683	$10,318,649
Basic earnings per share	$0.39	$0.38	$0.41	$0.37	$1.55
Earnings per share assuming dilution	$0.37	$0.36	$0.39	$0.37	$1.49
Weighted average shares outstanding	6,626,544	6,648,771	6,688,416	6,609,043	6,643,270
Weighted average shares outstanding including effect of dilutive stock options	6,940,378	6,942,769	6,967,296	6,863,145	6,928,474

FIRST MUTUAL BANCSHARES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 20 — Segments

The management reporting process measures the performance of the operating segments based on the management structure of the Bank and is not necessarily comparable with similar information for any other financial institution.

The reportable segments include the following:

▪
Consumer Lending — Consumer lending includes home equity lending, direct consumer loans, and indirect home improvement loans (sales finance). These loans include lines of credit and loans for primarily consumer purposes.

▪
Residential Lending — Residential lending offers loans to borrowers to purchase, refinance, or build homes secured by one-to-four-unit family dwellings. They also finance the purchase or refinance of buildable residential lots.

▪
Business Banking Lending — Business Banking lending offers a full range of banking services to small and medium size businesses including deposit and cash management products, loans for financing receivables, inventory, equipment as well as permanent and interim construction loans for commercial real estate. The underlying real estate collateral or business asset being financed typically secures these loans.

▪
Income Property Lending — Income Property lending offers permanent and interim construction loans for multifamily housing (over four units), manufactured housing communities, commercial real estate properties, and spec single-family construction. The underlying real estate collateral being financed typically secures these loans.

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

FIRST MUTUAL BANCSHARES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Financial information for our segments is shown below for the:

	Years Ended December 31,
		Consumer Lending	Residential Lending	Business Banking Lending	Income Property Lending	Total
Interest income	2004	$8,739,904	$15,755,202	$5,882,066	$24,749,519	$55,126,691
	2005	10,133,526	21,546,890	8,745,985	26,936,224	67,362,625
	2006	10,864,271	26,891,000	12,794,479	29,622,493	80,172,243
Interest expense	2004	2,412,316	6,239,174	1,532,865	8,908,158	19,092,513
	2005	3,395,087	9,768,959	2,639,453	11,375,825	27,179,324
	2006	4,824,802	14,644,088	5,626,267	14,977,208	40,072,365
Net interest income	2004	6,327,588	9,516,028	4,349,201	15,841,361	36,034,178
	2005	6,738,439	11,777,931	6,106,532	15,560,399	40,183,301
	2006	6,039,469	12,246,912	7,168,212	14,645,285	40,099,878
Provision for loan and lease losses	2004	502,314	318,689	177,479	566,518	1,565,000
	2005	545,690	181,740	221,200	551,370	1,500,000
	2006	342,884	129,264	366,352	126,368	964,868
Net interest income, after provision for loan and lease losses	2004	5,825,274	9,197,339	4,171,722	15,274,843	34,469,178
	2005	6,192,749	11,596,191	5,885,332	15,009,029	38,683,301
	2006	5,696,585	12,117,648	6,801,860	14,518,917	39,135,010
Noninterest income	2004	1,932,676	859,507	478,842	980,851	4,251,876
	2005	2,338,032	1,329,644	626,976	1,060,309	5,354,961
	2006	4,419,414	1,490,043	906,556	1,304,769	8,120,782
Noninterest expense	2004	5,795,514	5,957,050	5,301,467	7,560,439	24,614,470
	2005	7,131,519	7,385,523	6,399,183	7,421,165	28,337,390
	2006	7,513,242	7,862,950	7,882,786	7,234,786	30,493,764
Income before provision for federal income taxes	2004	1,962,436	4,099,796	(650,903)	8,695,255	14,106,584
	2005	1,399,262	5,540,312	113,125	8,648,173	15,700,872
	2006	2,602,757	5,744,741	(174,370)	8,588,900	16,762,028
Provision for federal income taxes	2004	670,856	1,400,288	(226,474)	2,974,101	4,818,771
	2005	478,725	1,899,377	35,805	2,968,316	5,382,223
	2006	898,991	1,981,562	(64,340)	2,966,153	5,782,366
Net income	2004	1,291,580	2,699,508	(424,429)	5,721,154	9,287,813
	2005	920,537	3,640,935	77,320	5,679,857	10,318,649
	2006	1,703,766	3,763,179	(110,030)	5,622,747	10,979,662
Total interest earning assets (averages)	2004	107,636,948	271,665,283	108,137,835	438,968,174	926,408,240
	2005	120,997,279	332,247,041	131,702,143	414,804,128	999,750,591
	2006	117,991,695	365,595,260	171,306,971	379,109,113	1,034,003,039

Note 21 — Derivative Activities and Market Risk

Derivative Financial Instruments

We have stand-alone derivative financial instruments in the form of interest rate swap agreements, which derive their value from underlying interest rates. These transactions involve both credit and market risk. The notional amounts are the amounts on which calculations, payments, and the value of the derivative are based.

FIRST MUTUAL BANCSHARES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The notional amount does not represent direct credit exposure. Direct credit exposure is limited to the net difference between the calculated amounts to be received and paid, if any. Such difference, which represents the fair value of the derivative instruments, is reflected on the balance sheet as other assets and other liabilities.

We are exposed to credit-related losses in the event of nonperformance by the counterparties to these agreements. Credit risk of the financial contracts is controlled through the credit approvals, limits and monitoring procedures, and we do not expect the counterparties to fail their obligations.

Derivative instruments are generally either negotiated OTC contracts or standardized contracts executed on a recognized exchange. Negotiated OTC derivative contracts are generally entered into between two counterparties that negotiate specific agreement terms, including the underlying instrument, amount, exercise prices and maturity.

Risk Management Policies-Hedging Instruments

The primary focus of the Bank’s asset/liability management program is to monitor the sensitivity of the net portfolio value and net income under varying interest rate scenarios to take steps to control risk. On a monthly basis we simulate the net portfolio value and the net income expected to be earned over a 12-month period following the date of simulation. The simulation is based on a projection of market interest rates at varying levels and estimates the impact of such market rates on the levels of interest-earning assets and interest-bearing liabilities during the measurement period. Based upon the outcome of the simulation analysis, management may decide to take steps to change the mix and or duration of certain types of assets and/or liabilities to achieve desired results.

Interest Rate Risk Management-Fair Value Hedging Instruments

We originate fixed- and variable-rate loans. Fixed-rate loans expose us to variability in their fair value due to changes in the level of interest rates. Management believes that it is prudent to limit the variability in the fair value of a portion of our fixed-rate loans. It is our objective to hedge the change in fair value of fixed-rate loans at coverage levels that are appropriate, given anticipated or existing interest rate levels and other market considerations, as well as the relationship of change in this asset to other assets of the Bank. To meet this objective, we utilize interest rate swaps as an asset/liability management strategy to hedge the change in value of specific loans due to changes in expected interest rate assumptions. These interest rate swap agreements are contracts to make a series of fixed-rate payments in exchange for receiving a series of floating rate payments.

At December 31, 2006, the following information is related to two outstanding interest rate swap agreements used to hedge fixed-rate loans that qualify for fair value hedge accounting:

2006
Notional amount	$1,436,503
Weighted average pay rate	5.31%
Weighted average receive rate	5.35%
Weighted average maturity in years	15
Unrealized loss relating to interest rate swaps	$23,517

These agreements provide for us to make payments at a fixed-rate determined by a specified index (one-month LIBOR) in exchange for receiving payments at a floating rate.

At December 31, 2006, the unrealized loss relating to use of interest rate swaps was recorded in other liabilities. We did not have any swaps used to hedge fixed-rate loans in 2005.

FIRST MUTUAL BANCSHARES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Interest Rate Risk Management-Derivative Instruments Not Designated As Hedging Instruments

Certain derivative instruments do not meet SFAS 133 hedging requirements. These undesignated derivative instruments are recognized on the consolidated balance sheet at fair value, included in other assets and/or liabilities, with changes in fair value recorded in other noninterest income.

In 2002 we entered into an interest rate swap agreement with the FHLB to convert our $9.0 million floating-rate trust preferred securities (TPS) funding to a fixed-rate. Prior to the third quarter of 2006 the swap was accounted for as a cash flow hedge. The hedge, under current accounting literature at the time, was a qualifying cash flow hedge under the “shortcut” method as prescribed by SFAS 133 with changes in the fair value recorded in other comprehensive income. The Bank pays the FHLB a fixed-rate of 4.53% and receives the equivalent of three-month LIBOR.

During the third quarter of 2006, it was noted through a series of recent technical interpretations, hedges on TPSs were no longer eligible for the short-cut method of accounting that we had been applying. Accordingly, we determined the derivative no longer qualified for the short-cut method and therefore hedge accounting was discontinued. The derivative will continue to be recorded on the balance sheet at its fair value with changes in the fair value previously recorded in other comprehensive income reclassified and included in current earnings. During the third quarter, the cumulative change in the fair value of the swap since inception, which totaled $52,000, was transferred out of other comprehensive income to earnings and recorded on a prospective basis in noninterest income.

During 2006, we began to utilize interest rate swaps in connection with the underwriting of longer-term, fixed-rate, commercial real estate loans. Under this program, we originate commercial mortgage loans with amortization schedules of up to 30 years, with an initial 10 year fixed rate. To hedge the interest rate risk exposure presented by 10 year, fixed rate instruments, we utilize interest rate swaps on a loan-by-loan basis to convert each loan’s fixed rate to an adjustable rate subject to repricing relative to a market index rate, typically the one-month London Interbank Offering Rate (LIBOR). These interest rate swaps will be used solely for the purpose of managing the interest rate risk associated with longer-term, fixed-rate assets and will not be used for speculative purposes. We currently have two interest rate swaps of this type on the books related to two fixed-rate, commercial loans.

In addition to the interest rate swaps associated with these loans, the borrowers entered into yield maintenance agreements that have been determined to be derivatives. Although the interest rate swap derivatives and yield maintenance agreements are not constructed as a hedge, their valuations tend to move in opposite directions constituting an offset to each other.

At December 31, 2006, the following information is related to two outstanding interest rate swap agreements and two yield maintenance agreements that are not designated as hedging instruments:

2006
Notional amount	$3,042,257
Weighted average pay rate	5.85%
Weighted average receive rate	5.35%
Weighted average maturity in years	10
Unrealized loss relating to interest rate swaps	$183,250

As of December 31, 2006 we had pledged one mortgage-backed security with a book value of $161,000 and a market value of $155,000 as collateral for swap agreements entered into with our counterparty.

FIRST MUTUAL BANCSHARES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Derivative Loan Commitments

Mortgage loan commitments are referred to as derivative loan commitments if the loan that will result from exercise of the commitment will be held-for-sale upon funding. We enter into commitments to fund residential mortgage loans at specified times in the future, with the intention that these loans will subsequently be sold in the secondary market. A mortgage loan commitment binds the Bank to lend funds to a potential borrower at a specified interest rate and within a specified period of time, generally up to 60 days after inception of the rate lock.

Outstanding derivative loan commitments expose us to the risk that the price of the loans arising from exercise of the loan commitment might decline from inception of the rate lock to funding of the loan due to increases in interest rates. If interest rates increase, the value of these loan commitments decreases. Conversely, if interest rates decrease, the value of these loan commitments increases. The notional amount of undesignated mortgage loan commitments was $1,169,750 and $3,189,470 at December 31, 2006 and 2005, respectively. The fair value of such commitments was a liability of $7,750 and $27,348, respectively.

Forward Loan Sale Commitments

To protect against the price risk inherent in derivative loan commitments, we utilize “best efforts” forward loan commitments to mitigate the risk of potential decreases in the values of loans that would result from the exercise of the derivative loan commitment.

With a “best efforts” contract, we commit to deliver an individual mortgage loan of a specified principal amount and quality to an investor if the loan to the underlying borrower closes. Generally, the price the investor will pay the seller for an individual loan is specified prior to the loan being funded (e.g., on the same day the lender commits to lend funds to a potential borrower). Our “best efforts” contracts do not result in a requirement to pay a “pair-off” fee.

Note 22 — Legal Contingencies

Various legal claims also arise from time to time in the normal course of business which, in the opinion of management, will have no material effect on the Company’s consolidated financial statements.

Note 23 — Other Comprehensive Income/(Loss)

The components of other comprehensive income/(loss) and related tax effects are as follows:

	2006	2005
Unrealized holding gains/(losses) on securities available-for-sale	$44,117	$(1,453,868)
Tax benefit	50,389	508,854
Net of tax amount	94,506	(945,014)
Net unrealized gain on derivative used for cash flow hedge	47,039	255,645
Reclassification adjustment — transfer to earnings(1)	(50,651)	—
Net unrealized gains/(losses)	(3,612)	255,645
Tax effect	(15,545)	(89,476)
Net of tax amount	(19,157)	166,169
	$75,349	$(778,845)

FIRST MUTUAL BANCSHARES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The components of accumulated other comprehensive income, included in stockholders’ equity, are as follows:

	2006	2005
Net unrealized gains/(losses) on securities available for sale	$(2,194,325)	$(2,238,442)
Tax effect	833,844	783,455
Net of tax amount	$(1,360,481)	$(1,454,987)
Net unrealized gain/(loss) on derivative used for cash flow hedge	76,512	29,473
Less reclassification adjustment — transfer to earnings(1)	(50,651)	—
Tax effect	(25,861)	(10,316)
Net of tax amount	$—	$19,157
	$(1,360,481)	$(1,435,830)

(1)	Please see Note 21 — Derivative Activities and Market Risk for more information.

Note 24— Parent Company Only Financial Statements

Summary of condensed parent company financial information for First Mutual Bancshares, Inc. for December 31, 2006 and 2005:

Statement of Financial Condition

	December 31,
	2006	2005
	(Dollars in thousands)
ASSETS
Cash	$1,008	$6,722
Investments in subsidiaries	89,468	76,544
Other assets	1,284	3,725
Total assets	$91,760	$86,991
LIABILITIES AND STOCKHOLDERS’ EQUITY Liabilities Borrowings	$4,000	$4,000
Other liabilities	17,738	22,964
	21,738	26,964
Stockholders’ equity	70,022	60,027
Total liabilities and stockholders’ equity	$91,760	$86,991

FIRST MUTUAL BANCSHARES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Statement of Income

	Years Ended December 31,
	2006	2005	2004
	(Dollars in thousands)
INCOME Equity in undistributed net income from subsidiaries	$12,462	$11,585	$10,314
NONINTEREST EXPENSE Compensation and employee benefits	328	310	205
Other	1,940	1,621	1,358
Total noninterest expense	2,268	1,931	1,563
Income before provision for federal income taxes	10,194	9,654	8,751
PROVISION FOR FEDERAL INCOME TAX BENEFIT	786	665	537
NET INCOME	$10,980	$10,319	$9,288

Statement of Cash Flows

	Years Ended December 31,
	2006	2005	2004
	(Dollars in thousands)
OPERATING ACTIVITIES Net income	$10,980	$10,319	$9,288
Adjustments to reconcile net cash from operating activities
Equity in undistributed earnings of subsidiaries	(12,462)	(11,585)	(10,314)
Federal income tax refund	662	—	264
Other assets	2,441	(1,127)	(592)
Accounts payable and other liabilities	(771)	478	83
Net cash provided/(used) by operating activities	850	(1,915)	(1,271)
INVESTING ACTIVITIES Dividends from subsidiaries	355	9,155	1,350
FINANCING ACTIVITIES Dividends paid	(7,486)	(1,970)	(1,548)
Proceeds from exercise of stock options	467	1,434	882
Repurchase and retirement of common stock	—	(3,654)	—
Proceeds from borrowings	—	3,000	500
Contribution to employee stock ownership plan	100	100	50
Net cash used by financing activities	(6,919)	(1,090)	(116)
NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS	(5,714)	6,150	(37)
Beginning of year	6,722	572	609
End of year	$1,008	$6,722	$572

General Information

Stock Symbol
NASDAQ: FMSB

Registered Shareholder Assistance
Mellon Investor Services, our transfer agent, can help you with a variety of shareholder-related services including:
  Change of name or address
  Lost or stolen dividend checks or stock certificates
  Transfer of stock to another person
  Stock sales
  Converting paper certificates to electronic shares
You can call Shareholder Services toll-free at 1-866-737-9890 or access your account via the internet at www. melloninvestor.com/isd. Send inquiries via mail to: Mellon investor Services, 480 WA Blvd., Jersey City, NJ 07310.

First Mutual on the Internet
First Mutual publications and investor relations information are available on the internet at: www.firstmutual.com
  Current and historical stock prices
   Dividend information
  Press releases, news and events
   Financial highlights
  Management presentations
   Annual Report
  Form 10-K and other SEC filings
  Requests for information or printed copies of publications
Printed copies of Form 10-K, the Annual Report or the Code of Business Conduct and Ethics may also be requested by writing to: First Mutual Bancshares, Inc., Attn: Corporate Secretary, PO Box 1647, Bellevue, WA 98009-1647.

Investor Relations
The Cereghino Group
1809 7th Avenue, Suite 1414
Seattle, WA 98101
(206) 762-0993

Annual Meeting
The 2007 Annual Meeting of Shareholders will be held at 3:00 PM on Thursday, April 26, 2007, at:

The Westin Bellevue
600 Bellevue Way NE
Bellevue, WA

Corporate Headquarters and Main Office
FIRST MUTUAL BANCSHARES, INC. AND
FIRST MUTUAL BANK
400 108th Avenue NE
Bellevue,  WA 98004
(425) 455-7300
(425) 453-5302 fax
www.firstmutual.com

Bancshares Officers
PRESIDENT
John R. Valaas, Chief Executive Officer

EXECUTIVE VICE PRESIDENT
Roger A. Mandery, CPA, Chief Financial Officer

SENIOR VICE PRESIDENT
Kari A. Stenslie, CPA, CMA, Controller

CORPORATE SECRETARY
Janine M. Berryman

Bank Officers
PRESIDENT
John R. Valaas, Chief Executive Officer

EXECUTIVE VICE PRESIDENT
James R. Boudreau, Sr. Credit Risk Officer

EXECUTIVE VICE PRESIDENT
Robin R. Carey, Operations and Administration

EXECUTIVE VICE PRESIDENT
Richard J. Collette, Commercial Banking Group

EXECUTIVE VICE PRESIDENT
Scott B. Harlan, Consumer and Residential Lending

EXECUTIVE VICE PRESIDENT
Roger A. Mandery, CPA, Chief Financial Officer

EXECUTIVE VICE PRESIDENT
George D. Smeby, Chief Credit Risk Officer

EXECUTIVE VICE PRESIDENT
Joseph P. Zavaglia, Retail Banking Group

SENIOR VICE PRESIDENT
Robert J. Everett, Income Property Lending

SENIOR VICE PRESIDENT
Thomas E. Kasanders,
Manager, Business Banking Lending

SENIOR VICE PRESIDENT
Ellen Morgan, Marketing

SENIOR VICE PRESIDENT
Jeff L. Olson, Residential Lending

SENIOR VICE PRESIDENT
Frederick H. Reininger,
Manager, Income Property Lending

SENIOR VICE PRESIDENT
Kari A. Stenslie, CPA, CMA, Controller

SENIOR VICE PRESIDENT
Sandy L. Tamiesie,
Customer Service Support

CORPORATE SECRETARY
Janine M. Berryman

Independent Certified Public Accountant
Moss Adams LLP

Legal Counsel
Foster Pepper PLLC

First Mutual Banking Centers

BALLARD
6301 15th Avenue NW
Seattle, WA 98107
(206) 706-0894

BELLEVUE
400 108th Avenue NE
Bellevue, WA 98004
(425) 453-2801

BELLEVUE WEST
10001 NE 8th Street
Bellevue, WA 98004
(425) 453-9434

CROSSROADS
15635 NE 8th Street
Bellevue, WA 98008
(425) 644-4214

ISSAQUAH
855 Rainier Boulevard N
Issaquah, WA 98027
(425) 392-2673

JUANITA
13633 l00th Avenue NE
Kirkland, WA 98034
(425) 823-6290

KIRKLAND
278 Central Way
Kirkland, WA 98033
(425) 893-9232

MONROE
19265 US-2
Monroe, WA 98272
(360) 794-8686

REDMOND
16900 Redmond Way
Redmond, WA 98052
(425) 883-4700

SAMMAMISH
336 228th Avenue NE, Suite 100
Sammamish, WA 98074
(425) 391-5097

WEST SEATTLE
4102 California Avenue SW
Seattle, WA 98116
(206) 932-6299

WOODINVILLE
13415 NE 175th Street
Woodinville, WA 98072
(425) 482-7509

Sales Finance Lending Offices
414 Old Hard Road, Suite 108
Orange Park, Florida 32003
(888) 204-0204

56 Macomb Place
Mt. Clemens, Michigan 48046
(888) 451-1601

First Mutual Bancshares

First Mutual Bancshares, Inc.

First Mutual Bancshares, Inc.   t   400 108th Avenue NE   t   Bellevue, WA 98004   t   (425) 455-7300